As filed with the Securities and Exchange Commission on August 11, 2023
Registration No. 333-262378

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Galaxy Digital Inc.*
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6211	87-0836313
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Galaxy Digital Holdings Ltd.*
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	6211	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Number)
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Novogratz
Founder and Chief Executive Officer
300 Vesey Street
New York, NY 10282
(212) 390-9216
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies of all communications to:

Joseph A. Hall Evan Rosen Dan Gibbons Davis Polk & Wardwell LLP 450 Lexington Ave. New York, NY 10017 (212) 450-4000	Geoff Belsher Eric Moncik Evan Straight Blake, Cassels & Graydon LLP 595 Burrard Street Vancouver, BC V7X 1L3 (416) 863-2400	Jo Cunningham Suzanne Correy Tim Coak Maples and Calder (Cayman) LLP PO Box 309, Ugland House Grand Cayman, Cayman Islands KY1-1104 (345) 949-8066

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the consummation of the other transactions described herein.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)	☐
*Following the effectiveness of this registration statement, Galaxy Digital Holdings Ltd. (“GDHL”) intends, subject to the approval of GDHL shareholders, to effect (i) a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this registration statement (including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL) (collectively with the Domestication, the “Reorganization”). In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock. Following the Reorganization, GDH Delaware will issue, for nominal consideration, shares of its Class B common stock to the limited partners of Galaxy Digital Holdings LP (“GDH LP”) following such entity’s domestication as a Delaware limited partnership substantially concurrently with the Domestication as described in this registration statement.
Following the Reorganization and the other transactions described above, GDH Delaware will merge with and into Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”), an entity that was formed solely for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, with Pubco continuing as the surviving entity (the “Reorganization Merger”). In the Reorganization Merger, GDH Delaware shareholders will receive shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively. As a result of the Reorganization and the Reorganization Merger, as described in this registration statement, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests and all securities being registered pursuant to this registration statement will be issued by Pubco as the continuing entity following all such transactions.
As used in this registration statement, unless the context requires otherwise, the term “registrant” refers to (i) GDHL (a Cayman Islands exempted company) prior to the Domestication, (ii) GDH Delaware (a Delaware corporation) immediately following the Domestication but prior to the Reorganization Merger and (iii) Pubco (a Delaware corporation) from and after the Reorganization Merger. It is expected that the Reorganization Merger will be consummated on the day immediately following the consummation of the Domestication.

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This Registration Statement contains a prospectus that will be used as a management information circular (the “Management Circular” or the “Management Circular/Prospectus”) in connection with (i) the solicitation of votes of Galaxy Digital Holdings Ltd. (“GDHL”) shareholders for the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), being held to approve (A) GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without cancellation or redemption, into an equivalent number of shares of Class A common stock of GDH Delaware, and (B) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this registration statement (including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL) (collectively with the Domestication, the “Reorganization”) and (ii) the registration of shares of Class A common stock of Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”) to be issued to holders of GDH Delaware Class A common stock (i.e., the holders of GDHL ordinary shares prior to the Reorganization) upon consummation of the merger of GDH Delaware with and into Pubco, with Pubco continuing as the surviving entity (the “Reorganization Merger”) and shareholders of GDH Delaware receiving shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. We may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement (of which this preliminary Management Circular/Prospectus is a part), as filed with the Securities and Exchange Commission, is effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary Management Circular/Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY MANAGEMENT CIRCULAR/PROSPECTUS
SUBJECT TO COMPLETION, DATED [               ], 2023
MANAGEMENT INFORMATION CIRCULAR OF GALAXY DIGITAL HOLDINGS LTD.
AND PROSPECTUS OF GALAXY DIGITAL INC.
These materials are important and require your immediate attention. They require the shareholders of Galaxy Digital Holdings Ltd. to make important decisions. If you are a Galaxy Digital Holdings Ltd. shareholder and are in doubt as to how to make such decisions, please contact your financial, legal, tax and other professional advisors. If you require further assistance, please do not hesitate to contact Galaxy Digital Holdings Ltd.’s strategic shareholder advisor and proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, call direct at (416) 682-3825.
PROPOSED REORGANIZATION—YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Galaxy Digital Holdings Ltd.:
This management information circular (the “Management Circular”) is furnished in connection with the solicitation of proxies by the management of Galaxy Digital Holdings Ltd. (“GDHL”) for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL (each, a “Shareholder” or a “GDHL shareholder”) to be held in person on [●], 2023 at [●] (local time) at [●] and virtually via live webcast at [●] for the purposes set forth below and in the accompanying Notice of Meeting (the “Notice”).
On May 5, 2021, GDHL announced that, subject to the approval of GDHL shareholders, GDHL expects to effect a reorganization and domestication (the “Reorganization”) of GDHL on the terms described herein. In summary, under the proposed terms of the Reorganization, among other things:
•GDHL and Galaxy Digital Holdings LP (“GDH LP”) will redomicile from the Cayman Islands to the State of Delaware.
•GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps:
•Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.) (“Pubco”), a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares (as defined below) being ultimately converted into and exchanged for shares of Class A common stock of Pubco.
•The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the business of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).
•Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A common stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [●]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger. As a result, after the Reorganization and the Reorganization Merger, Pubco will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards. Pubco does not currently intend to rely on any of these exemptions following the aforementioned transactions and may not elect to do so in the future without approval of its independent directors.
•Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.
•The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.
•Pubco intends to apply to list its Class A common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GLXY”.
•In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.
More specifically, GDHL expects to (i) deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which is attached to this Management Circular as Annex “A”, by way of an amended and restated memorandum and articles of association of GDHL (as amended, the “Existing Organizational Documents”) to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL (the “Governing Documents Amendment”), all as described in this Management Circular. In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL (the “Ordinary Shares”) will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock.
In connection with the Domestication, GDHL shareholders are also being asked to consider and vote upon an amendment and restatement of the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this Management Circular as Annex “B”, and the proposed new bylaws, substantially in the form attached to this Management Circular as Annex “C” (such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents,” and such amendment and restatement, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication and will provide for two classes of common stock of GDH Delaware, Class A common stock and Class B common stock. Shareholders are also being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents (the “Domestication Charter and Bylaws Differences”).
Furthermore, GDHL shareholders, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), are being asked to consider and vote upon the issuance, following the Domestication but prior to the Reorganization Merger (as described below), of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert, automatically and by operation of law, into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of Class B limited partnership units (the “Class B Units”) of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock”).
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Finally, GDHL shareholders are being asked to consider and vote upon the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization (the “Adjournment”).
Assuming the Reorganization is approved by Shareholders, the Reorganization will be effectuated prior to the consummation of the Reorganization Merger, which is not required to be submitted to a vote of GDHL or GDH Delaware shareholders.
In the Reorganization Merger, GDH Delaware will merge with and into Pubco (as defined in this Management Circular), an entity that was formed solely for the purpose of consummating the Reorganization Merger described in this Management Circular and which does not have any assets or operations, with Pubco continuing as the surviving entity (the “Reorganization Merger”). In connection with the Reorganization Merger, (i) each share of Class A common stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco common stock.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company that will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business. All of our activities are, and will be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets will be its direct ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) the general partnership interest of GDH LP, which will entitle Pubco to control all actions of GDH LP as its sole general partner and thereby control our business.
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests, the Issuance of Class B common stock is a “related party transaction” pursuant to MI 61- 101. Accordingly, GDHL’s board of directors (the “Board”) formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization.
Your vote is very important. Whether or not you plan to attend the Meeting, please take appropriate action to make sure your Ordinary Shares are represented at the Meeting.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
This Management Circular provides you with detailed information about the Reorganization and the Adjournment to be considered at the Meeting. We urge you to read this Management Circular carefully. In particular, you should review the matters discussed in the section entitled “Risk Factors” in this Management Circular.
This Management Circular is also a prospectus under U.S. securities laws which covers the registration under the U.S. Securities Act of 1933, as amended, of the issuance of [●] shares of Class A common stock of Pubco that will ultimately be held by GDHL Shareholders upon consummation of the Reorganization (and immediately following the Reorganization Merger).
No securities regulatory authority or similar authority in Canada, nor the U.S. Securities and Exchange Commission or any state security commission, has approved or disapproved of the Class A common stock or the transactions described in this Management Circular, passed upon the merits or fairness of such transactions contemplated, or passed upon the adequacy or accuracy of this Management Circular.
We appreciate your continued interest in our company.
Dated as of the [●] day of [●], 2023.

“Michael Novogratz”
MICHAEL NOVOGRATZ
Founder and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF GALAXY DIGITAL HOLDINGS LTD. SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the special meeting, which shall constitute an extraordinary general meeting for purposes of Galaxy Digital Holdings Ltd.’s (“GDHL”) memorandum and articles of association, on [●], 2023 at [●] (local time) at [●] and virtually via live webcast at [●] (the “Meeting”) of the holders of ordinary shares (the “Shareholders” or the “GDHL shareholders”) of GDHL for the purpose of considering and, if deemed advisable, voting to approve the following resolutions:
1.a special resolution to approve a reorganization of GDHL comprised of:
a.GDHL’s deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and such proposal “Domestication Proposal”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”);
b.the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL (the “Governing Documents Amendment” and such proposal the “Governing Documents Amendment Proposal”);
c.upon the consummation of the Domestication, the amendment and restatement of the memorandum and articles of association of GDHL (as amended upon the approval of the Governing Documents Amendment Proposal) (the “Existing Organizational Documents”) by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to the accompanying management information circular (the “Management Circular”) as Annex “B”, and the proposed new bylaws, substantially in the form attached to the accompanying Management Circular as Annex “C” (the “Domestication Charter and Bylaws Amendment,” and such proposed certificate of incorporation and proposed bylaws, the “Proposed Organizational Documents” and such proposal, the “Proposed Organizational Documents Proposal”); and
d.four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents (collectively, the “Domestication Charter and Bylaws Differences Proposals”);
2.assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding persons required to be excluded for the purpose of such vote (the “Excluded Shareholders”) under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), the issuance of a number of shares of GDH Delaware Class B common stock to each existing Class B limited partner (collectively, the “Existing LPs”) of Galaxy Digital Holdings LP (“GDH LP”) equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication (the “Issuance of Class B Common Stock” and such proposal the “Issuance of Class B Common Stock Proposal”); and
3.an ordinary resolution to approve the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”).

Each of the Proposals is more fully described in the accompanying Management Circular, which we urge each GDHL shareholder to review carefully. The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1”.
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of not less than two-thirds of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of a majority of the Shareholders present in person or virtually or represented by proxy and entitled to vote at the Meeting. While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposal, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
GDHL has made arrangements to enable shareholders to attend and vote virtually at this Meeting. Registered Shareholders and proxyholders (including non-registered Shareholders who have appointed themselves as proxyholder) will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.
The Meeting will be available online at https://virtual-meetings.tsxtrust.com/[●]. A guide to how to login to, and vote at, the Meeting can be found at Appendix “3” of Management Circular.
We would advise that Shareholders do not attend the Meeting in person at the meeting location and instead attend the virtual meeting. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting.
Only GDHL’s registered Shareholders at the close of business on [●], 2023 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. To be effective, a properly executed proxy must be received by mail or delivered by hand to GDHL’s transfer agent, TSX Trust Company. In order to be valid and acted upon at the Meeting, a properly executed form of proxy must be received by [●] p.m. (local time) on [●], 2023, or in the event the Meeting is adjourned or postponed, not later than [●] (local time) on the day which is two business days preceding the date of the adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived by GDHL’s board of directors (the “Board”) at its discretion and without notice, but the Board is under no obligation to do so. GDHL’s beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee or nominee) and return it in accordance with the instructions accompanying such voting instruction form.
We are providing the accompanying Management Circular to Shareholders in connection with the solicitation of proxies to be voted at the Meeting and at any adjournment of the Meeting.
Whether or not you plan to attend the Meeting, we urge you to read the accompanying Management Circular carefully.
The Board formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization. The Special Committee retained independent counsel and an independent financial advisor.

After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to Shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
If you have any questions or need assistance voting your shares, please contact GDHL’s strategic shareholder advisor and proxy solicitation agent, TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, call direct at (416) 682-3825.
Dated as of the [●] day of [●], 2023.

BY ORDER OF THE BOARD
“Michael Novogratz”
MICHAEL NOVOGRATZ
Founder and Chief Executive Officer

ANNEXES

Annex A—Existing Memorandum and Articles of Association of GDHL
Annex B—Proposed Charter
Annex C—Proposed Bylaws

ABOUT THIS PROSPECTUS
This Management Circular/Prospectus (this “prospectus”) forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) (File No. 333-262378) by Galaxy Digital Holdings Ltd. (“GDHL”) and Galaxy Digital Inc. (“Pubco”), and relates to the shares of Class A common stock of Pubco to be issued to GDHL shareholders upon consummation of the Domestication and the Reorganization Merger (each as defined and described in further detail in this prospectus). It also constitutes a notice of meeting with respect to the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, described in this prospectus. Pubco and GDHL have not authorized anyone to provide you with any information other than the information that is contained in this prospectus. Pubco and GDHL take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is dated as of [●], 2023. You should not assume that the information contained in this prospectus is accurate as of any date other than such date. Neither the mailing of this prospectus to GDHL shareholders, nor the issuance by Pubco of shares of its Class A common stock in connection with the Reorganization Merger as described in this prospectus, will create any implication to the contrary. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. In this prospectus, we refer to GDHL, Galaxy Digital Holdings LP (“GDH LP”) and Pubco collectively as “Galaxy.”
BASIS OF FINANCIAL STATEMENT PRESENTATION
Galaxy’s business is operated through GDH LP and its subsidiaries. Prior to the consummation of the Reorganization and the Reorganization Merger (as defined below and described in further detail in this prospectus), GDHL, the ordinary shares of which are listed on the Toronto Stock Exchange, held a minority economic interest in GDH LP via its ownership of Class A Units of GDH LP, accounted for as an equity method investment. Following the effectiveness of the registration statement of which this prospectus forms a part, GDHL intends, subject to the approval of GDHL shareholders, to effect (i) a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication”) and GDHL will be renamed Galaxy Digital Holdings Inc. (GDHL following the Domestication, “GDH Delaware”), and (ii) certain related corporate reorganization transactions and amendments of applicable governing documents as described in this prospectus (collectively with the Domestication, the “Reorganization”). Following the Reorganization, GDH Delaware will merge with and into Pubco, an entity that was formed solely for the purpose of consummating the transactions described in this prospectus and that does not have any assets or operations, with Pubco continuing as the surviving entity (the “Reorganization Merger”). Pubco, which was incorporated as a Delaware corporation primarily for the purpose of consummating the Reorganization and the Reorganization Merger and which does not currently have any assets or operations, will be the issuer of the shares of Class A common stock that are the subject of the registration statement on Form S-4 of which this prospectus forms a part.
Following the consummation of the Reorganization and the Reorganization Merger, Pubco will be a U.S. reporting issuer subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and will succeed to GDHL’s existing reporting obligations in Canada. Pubco will be a holding company, and GDH LP will be the predecessor of Pubco for financial reporting purposes, in what is commonly referred to as an umbrella partnership corporation (“Up-C”) structure. Pubco’s principal assets will be its direct ownership of (1) LP Units (as defined and described in further detail in this prospectus) of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in GDH LP, and (2) the general partnership interest of GDH LP, which will entitle Pubco to operate and control all of the business and affairs of GDH LP as its sole general partner, and, through GDH LP and its subsidiaries, to conduct all of Galaxy’s business. As a result, Pubco will consolidate GDH LP on its consolidated financial statements and record a noncontrolling interest related to the LP Units held by the Existing LPs (as defined and described in further detail in this prospectus) on its consolidated statement of financial position and consolidated statement of operations. See the section entitled “Proposed Organizational Structure” in this prospectus.
i

Accordingly, the registration statement of which this prospectus forms a part includes the audited annual financial statements of GDH LP, as the accounting predecessor to Pubco, for all financial statement periods presented within the registration statement of which this prospectus forms a part and amendments thereto prepared in accordance with generally accepted accounting principles in the United States (“GAAP” or “U.S. GAAP”). Galaxy has not included any financial statements or other historical financial information of GDHL in this prospectus, as it was not identified as a predecessor to Pubco and its financial statements do not provide prospective Pubco stockholders or investors with any meaningful information about the Galaxy business that cannot be discerned from GDH LP’s financial statements. Specifically, the financial information of GDHL primarily reflects its equity method investment in GDH LP, which entity’s financial statements are already included within the registration statement as a consolidated subsidiary of Pubco after giving effect to the Reorganization and the Reorganization Merger.
The registration statement of which this prospectus forms a part also includes the audited statement of financial position of Pubco as of December 31, 2022 and unaudited statement of financial position of Pubco as of March 31, 2023. As discussed in the section entitled “Proposed Organizational Structure” in this prospectus, Pubco is a newly-incorporated “business combination related shell company” as such term is defined in Rule 405 of the Securities Act, with nominal assets and operations, which was formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger.
In this prospectus, unless otherwise stated or the context otherwise requires, the “Company,” “we,” “our,” “us,” “Galaxy” and similar references refer (1) prior to the consummation of the Reorganization and the Reorganization Merger, to GDH LP and its consolidated subsidiaries, and (2) subsequent to the consummation of the Reorganization and the Reorganization Merger, to Pubco and its consolidated subsidiaries (including GDH LP and its consolidated subsidiaries).
In this prospectus, all references to “$” and “USD” mean U.S. Dollars and all references to “C$” and “CAD” mean Canadian Dollars. Any conversion from U.S. Dollars to Canadian Dollars (or vice versa) has been determined by converting such currencies at the foreign exchange rate published by the Bank of Canada as of the date indicated.
NON-GAAP FINANCIAL MEASURE
In this prospectus, we present adjusted net income, which is a supplemental financial measure that was not prepared in accordance with GAAP. This non-GAAP financial measure is unaudited, presented as a supplemental disclosure and should not be considered in isolation of, as a substitute for or superior to our financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements included elsewhere in this prospectus. For additional information on why we present our non-GAAP financial measure, the limitations associated with using our non-GAAP financial measure and a reconciliation of our non-GAAP financial measure to the most comparable applicable GAAP measure, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measure” in this prospectus.
INDUSTRY AND MARKET DATA
This prospectus includes industry and market data that Galaxy obtained from periodic industry publications, third-party studies and surveys, as well as from filings of public companies in Galaxy’s industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although Galaxy believes the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Nonetheless, Galaxy is liable for the information included in this prospectus. None of the publications, reports or other published industry sources referred to in this prospectus were commissioned by Galaxy or prepared at Galaxy’s request, and as such, Galaxy has not sought or obtained the consent of any of these sources to include such market data in this prospectus.

PRESENTATION OF SHARE CAPITAL
Unless otherwise indicated or the context otherwise requires, in this prospectus the number of ordinary shares of GDHL and limited partnership units of GDH LP outstanding, and the number of shares of Pubco Class A common Stock and Class B common stock to be outstanding following consummation of the Reorganization and the Reorganization Merger, is based on GDHL’s and GDH LP’s securities outstanding as of [●], 2023, and excludes:
•[●] ordinary shares of GDHL (or shares of Pubco Class A common stock) reserved for issuance under our equity compensation plans and arrangements as of such date;
•[●] ordinary shares of GDHL (or shares of Pubco Class A common stock) issuable upon the exercise of options to acquire such shares that are vested and outstanding as of such date;
•[●] ordinary shares of GDHL (or shares of Pubco Class A common stock) reserved for issuance upon vesting and exercise of outstanding options granted pursuant to our equity compensation plans or otherwise;
•[●] ordinary shares of GDHL (or shares of Pubco Class A common stock) in respect of unvested restricted share units and deferred share units granted pursuant to our equity compensation plans; and
•[●] ordinary shares of GDHL (or shares of Pubco Class A common stock) issuable upon exchange of the Exchangeable Notes (as defined herein) outstanding as of such date (which is the maximum number of shares issuable upon the exchange of the Exchangeable Notes, assuming that all such exchanges are settled by delivery of shares, and subject to certain adjustments).
See the sections entitled “Description of Pubco Capital Stock” and “Shares Eligible for Future Sale” in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION
Pubco and GDHL have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act with respect to the transactions described herein. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about Galaxy and such transactions, Galaxy refers you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, Galaxy refers you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, and each statement about such contract or document is qualified in all respects by such reference.
As a result of the Reorganization and the Reorganization Merger, Pubco will become a U.S. reporting issuer subject to Section 13 or 15(d) of the Exchange Act and will be required to file periodic reports and other information with the SEC. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like Pubco, that file such reports, proxy statements and other information electronically with the SEC. The address of that website is www.sec.gov. Following the consummation of the Reorganization and the Reorganization Merger, you can also obtain these documents, free of charge, from Galaxy’s website at www.galaxy.com. The information contained on, or that may be accessed through, Galaxy’s website is not incorporated by reference into, and is not a part of, this prospectus, and Pubco’s reports and any other information that Pubco has filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.
GDHL also files annual, quarterly and material change reports, management circulars and other business and financial information with the applicable members of the Canadian Securities Administrators on the System for Electronic Document Analysis and Retrieval (“SEDAR”). Such information is available under GDHL’s profile on SEDAR at www.sedar.com. The information contained on, or that may be accessed through, SEDAR is not incorporated by reference into, and is not a part of, this prospectus. Following the consummation of the Reorganization and the Reorganization Merger, Pubco will succeed to GDHL’s existing reporting obligations in Canada.
In addition, you may obtain copies of the information and any such documents filed as an exhibit to the Registration Statement for no charge by writing or telephoning Galaxy at the following address or telephone number:
Galaxy Digital Inc.
300 Vesey Street
New York, NY 10282
Attn.: Secretary
(212) 390-9216
If you would like to request any documents, please do so by [●], 2023 in order to receive them before the special meeting of GDHL shareholders described in this prospectus, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association.
v

A Letter from Michael Novogratz, our Founder and Chief Executive Officer
Dear Shareholders,
I founded Galaxy in 2018 to bring institutions into a movement that I believe is a revolution. My own journey in crypto started in 2013. In the shadow of the global financial crisis, I saw Bitcoin—a decentralized digital currency with a fixed supply—simply a compelling asset: a store of value and a hedge against the debasement of fiat currencies. I invested in it, and returned to my day job as a Macro trader.
I often described my work as a trader as looking for patterns that might foreshadow the future shape of the world. But I didn’t realize that the most important technological innovation in decades was sitting quietly at the bottom of my personal balance sheet. It was only in a Brooklyn warehouse in early 2016 that I began to see the outlines of the bigger picture. My college roommate had co-founded a project called Ethereum. I expected to find an office, an assistant, and a dog. Instead, I found thirty young people who believed with unshakable confidence that they were going to change the world.
The Blockchain Revolution
The volatility of the cryptocurrency market makes for good headlines. But to focus only on price movements or speculation is to overlook the authentic revolutionary zeal in our industry; the people working every day to make the world’s digital, financial, and consumer infrastructure more transparent and egalitarian. This community is what made me passionate about crypto.
That young people are at the heart of this movement is unsurprising. Blockchain technology and crypto networks are a direct response to a breakdown of trust in centralized authority and to the failure of past generations as global stewards. It is in the context of rising inequality, stagnant real wage growth, and declining opportunities for upward mobility that younger generations have sought to forge their own path.
The genius of the Bitcoin whitepaper was to combine a digital signature which could not be counterfeited with a protocol—a ruleset—to achieve global agreement on digital information. Currency was only the first application. This innovation opened the door to true digital ownership and gave us a better way of organizing the economic world.
A New Paradigm
The world is now undergoing simultaneous and interconnected secular shifts: the first from analog to digital assets, and the second from an economy of participation to an economy of ownership within the new digital paradigm. Bitcoin created the possibility of a truly global, digitally connected financial system. Institutional adoption of Bitcoin and other cryptocurrencies shows that digital assets are here to stay. But the changes we are living through represent more than the emergence of a new asset class. People today use cryptocurrencies to make payments, lend, send remittances, earn interest, and borrow money—with greater speed, flexibility, and security.
More broadly, a peer-to-peer network that does not require an intermediary to ensure trust, combined with improvements in smart contracts, enables ownership economies in the digital world. This “internet of value,” sometimes called Web 3.0, is the next step towards the new digital paradigm. The World Wide Web enabled instant communication and democratized access to information, but large platforms today capture much of the data and much of the value. The next generation of the internet, built on globally distributed ledgers, will democratize access to digital ownership, allowing participants to hold a stake in the internet economy’s growth.
True digital ownership allows network participants to control their data and own their intellectual property. “Value,” like text or images, can be represented by digital information and can move frictionlessly across the internet. Unlike other forms of information, value needs the protection provided by blockchains to safeguard it against being altered or “double spent.” In Web 3.0, value will be transferred as easily as we exchange information today.
The explosive growth of digital art and collectibles we saw through 2022 was only the beginning. We believe that blockchain technology, crypto networks, and the internet of value will soon permeate many sectors of the economy and segments of society. Galaxy exists not only to facilitate institutional adoption of the new digital asset class but also to grow this emerging cryptoeconomy and help engineer a new economic paradigm.
Times of growth are also times to be mindful that there is risk that comes with the reward. In every cycle of explosive growth, there are scammers who try to take advantage of people, investors looking to flip a quick profit, and companies who do things outside of regulations. It’s important to educate yourself and to do your diligence. So, while I’m bullish about this industry and our company, there are material risks involved, and you should read about them in this prospectus.
Bridging Then and Now
Galaxy serves as a bridge between traditional finance and the cryptoeconomy to help both incumbents and startups shape the economy of the future. Institutions and innovators alike need a trusted partner built to serve the needs of a global, digitally connected financial system. Galaxy is that partner. Through our diversified business lines and focus on digital assets, we service a growing number of institutions—Asset Managers, Banks, Corporations, Endowments, and Pensions, among others—all seeking exposure to the cryptoeconomy.
We also invest in innovators, providing founders with capital and advice, and opening our network to help theirs expand. The companies across our multiple venture portfolios denote our belief in the cryptoeconomy and provide us with unique insight into its cutting edge.
As the world of digital finance continues to evolve, Galaxy will evolve alongside it. Our leadership team brings to bear decades of experience across capital markets, asset management, technology, and venture investing. This position at the intersection of crypto and traditional finance allows us to offer products with familiar structures, built for digital assets, while also providing financial solutions unique to the cryptoeconomy, built on blockchains, that look and feel different from their predecessors.
Today, we are aggressively investing in our businesses and expanding globally. Our ambition is to make Galaxy the one-stop-shop for institutions seeking financial services in the cryptoeconomy, with a blue-chip leadership team that affords clients the assurance of veteran guidance as they navigate our burgeoning industry.
The Future
Past cryptocurrency price cycles, continued speculative trading in digital assets, and evolving regulatory guidelines suggest that our financials may be volatile in the short term. From our founding, however, Galaxy has taken a long view. Our industry is still in its infancy. We are building a business designed to succeed regardless of short-term market conditions.
We believe that thoughtful regulation drives responsible innovation. Galaxy is regulated today by more than 25 entities across state, federal, and international levels, and we are committed to working with the public sector to delineate rules of the road for digital assets. Operating and investing in this space will always carry risk, and such risk is enhanced in the absence of clearly defined regulation.
All our stakeholders believe in the promise of digital assets and the cryptoeconomy, and our goal is to bring as many participants as possible into an expanding tent. Even as crypto prices came down alongside other risk assets in 2022, the entrance of institutions and human capital into the space continues. We are working tirelessly every day to capture this momentum. Crypto is a 24/7 industry, and Galaxy is a 24/7 business. Someone on our team is missing holiday dinners, Friday nights with friends, and Sunday mornings with family to be available to our clients. I’d like to take a moment to thank them for their dedication. Our greatest assets go up and down our elevators every day.
The blockchain revolution is just beginning. I believe that crypto networks and digital assets will reshape the world in ways we can’t imagine. Our company’s very name seeks to communicate that inconceivable expansiveness. I am grateful for your trust in us to take you on this journey.
Mike Novogratz
CEO, Galaxy

QUESTIONS & ANSWERS ABOUT THE PROPOSED TRANSACTIONS
The following questions and answers briefly address some commonly asked questions relating to the Proposed Transactions (as defined below), including the proposals to be presented at the special meeting of GDHL’s shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, and the questions that shareholders of GDHL may have relating to the Proposed Transactions. The following questions and answers may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following questions and answers, as well as the summary section that follows, are not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read carefully the remainder of this prospectus, including the attached annexes. You should pay special attention to the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
General Questions & Answers for GDHL Shareholders
Q:Why are GDHL shareholders receiving this prospectus?
A:GDHL shareholders are receiving this prospectus because they are being asked to consider and vote upon, among other things, a proposal to approve certain reorganization transactions, including a domestication of GDHL and GDH LP, as described in this prospectus. This prospectus is furnished to GDHL shareholders in connection with the solicitation of proxies by GDHL management for use at the special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association (the “Meeting”), of the holders of ordinary shares of GDHL to be held in person on [●], 2023 at [●] (local time) at [●] and virtually via live webcast at [●]. Subject to the necessary approval of GDHL shareholders, among other transactions, GDHL expects to (i) deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”), (ii) consummate certain related corporate reorganization transactions, including the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association, a copy of which is attached to this Management Circular/Prospectus as Annex A, to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL (the “Governing Documents Amendment,” and, all such related corporate reorganization transactions, collectively with the Domestication, the “Reorganization”) and (iii) consummate a merger with Pubco, in which GDH Delaware will merge with and into Pubco, with Pubco continuing as the surviving entity (the “Reorganization Merger”), with Pubco succeeding GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests.
In addition, pursuant to the registration statement of which this prospectus forms a part, Pubco is registering the issuance of shares of Pubco Class A common stock that will ultimately be held by GDHL shareholders upon completion of the Reorganization and the Reorganization Merger.
This prospectus and its annexes contain important information about the transactions described herein and the other matters to be acted upon at the Meeting. You should read this prospectus, including the attached annexes, carefully and in its entirety.
YOUR VOTE IS IMPORTANT. IF YOU ARE A GDHL SHAREHOLDER, YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROSPECTUS, INCLUDING THE ATTACHED ANNEXES.

Q:What is the Galaxy Reorganization?
A:Subject to the approval of GDHL shareholders, GDHL is proposing to effectuate a reorganization and domestication, which would also include a re-domiciliation of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:
•GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.
•GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C Structures” in the United States, with the Reorganization including the following steps:
◦Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares ultimately being converted into and exchanged for shares of Class A common stock of Pubco.
◦The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of such general partnership interests to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).
◦Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to Class A common stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [●]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger.
◦Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.
•The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.
•Pubco intends to apply to list its Class A common stock on the Nasdaq.
Q:What else will happen in the Reorganization and in the Reorganization Merger?
A:In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
In connection with the Domestication, the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) (the “Existing Organizational Documents”) will be amended and restated (as proposed to be amended and restated, the “Proposed Organizational Documents,” and such amendment, the “Domestication Charter and Bylaws Amendment”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
In the Reorganization Merger, (i) each share of Class A common stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing parent entity following such transactions.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Following the Reorganization and the Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [●]% of Pubco’s voting securities and ultimately effectively control our business.
Q:Why is GDHL issuing shares of Class B common stock?
A:GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101” and such excluded persons “Excluded Shareholders”), are further being asked to consider and vote upon the issuance, immediately following the Domestication, of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of such Class B Units of GDH LP held by each such Existing LP of GDH LP (the “Issuance of Class B Common Stock”).
Q:When will the Reorganization and the Reorganization Merger occur?
A:Subject to the necessary approval of GDHL shareholders, GDHL’s board of directors may adopt the Reorganization and the Reorganization Merger at any time.
Additional Questions & Answers About the Special Meeting of GDHL Shareholders
Q:What is the purpose of the Meeting?
A:The purpose of the Meeting of GDHL shareholders is to vote on proposals related to the Reorganization, comprised of the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, Issuance of Class B Common Stock and, if necessary or appropriate, the adjournment of the Meeting to a later date or dates, and to transact such other business as is proper at the Meeting.

Q:Where and when will the Meeting be held?
A:The Meeting will be held in person on [●], 2023 at [●] (local time) at [●] and virtually via live webcast at [●].
Q:How can I attend the meeting in person?
A:The Meeting will be held in person and virtually on [●], 2023 at [●] (local time). In order to attend in person, you must (i) be a Registered Shareholder or duly appointed proxyholder and (ii) present government-issued photo identification (such as a driver’s license or passport). You will only be allowed to attend the meeting if you are a Registered Shareholder or, if you are a Beneficial Shareholder, you have appointed yourself as a proxyholder by [●]. We reserve the right to restrict admission to the Meeting for security or health and safety reasons at our sole discretion. Attendees who disrupt or impede the Meeting or breach the rules of conduct may be removed from the Meeting. No cameras, recording equipment, large bags or packages will be permitted in the Meeting. The use of cell phones, smart phones, tablets and other personal communication devices for any reason during the Meeting is strictly prohibited. Anyone can listen to the meeting by logging into the virtual meeting as a Guest. Please see “How do I attend a virtual meeting?”.
Q:How do I attend a virtual meeting?
A:If you are a Registered Shareholder, GDHL’s transfer agent, TSX Trust Company, will have sent you a form of proxy. Registered Shareholders planning to access and vote at the Meeting should not complete the Proxy or return it to TSX Trust Company if you will be accessing and voting at the Meeting during the webcast. If you are planning to access the Meeting, your Proxy will be required in order for you to complete the instructions below:
1.Log in at [●] at least 15 minutes before the Meeting starts.
2.Click on “I have a control number”
3.Enter your 12-digit control number (your control number is located on your Proxy)
4.Enter the password: [●] (case sensitive)
5.Follow the instructions to access the Meeting and vote when prompted
Beneficial Shareholders wishing to access and vote at the Meeting during the live webcast can do so as follows:
1.Appoint yourself as proxyholder by writing your name in the space provided on the Proxy or voting instruction form. Do not fill out your voting instructions
2.Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form
3.Get a control number by contacting TSX Trust Company at tsxtrustproxyvoting@tmx.com by [●] (local time) on [●]
4.Log in at [●] at least 15 minutes before the meeting starts
5.Click on “I have a control number”
6.Enter the control number provided to you by tsxtrustproxyvoting@tmx.com
7.Enter the password: [●] (case sensitive)
8.Follow the instructions to access the Meeting and vote when prompted

Q:Who is soliciting the vote of GDHL shareholders?
A:This prospectus is furnished in connection with the solicitation of proxies by GDHL’s management for use at the Meeting.
Q:What are GDHL shareholders being asked to consider and vote upon at the Meeting?
A:GDHL shareholders will vote on the following proposals at the Meeting:
1.a special resolution to approve a reorganization comprised of:
a.the Domestication (such proposal “Domestication Proposal”);
b.the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);
c.upon the consummation of the Domestication, the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and
d.four separate proposals with respect to certain material differences between the existing organizational documents and the proposed organizational documents of GDH Delaware following its domestication as a Delaware corporation (collectively, the “Domestication Charter and Bylaws Differences Proposals”);
2.assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and
3.to approve by ordinary resolution the technical proposal to allow the chairman to adjourn the Meeting (the “Adjournment”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal (such proposal, the “Adjournment Proposal” and together with the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, the “Proposals”).
The Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. GDHL’s board of directors formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Proposed Transactions are in the best interests of GDHL and its shareholders and recommends that you vote or give instruction to vote “FOR” the approval of the Proposed Transactions.
Q:What vote of GDHL shareholders is required to approve the Proposals presented at the Meeting?
A:Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the ordinary shares of

GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
The Domestication Charter and Bylaws Amendment Proposal and each of the Domestication Charter and Bylaws Differences Proposals is conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.
Q:Will any other matters be voted on at the Meeting?
A:GDHL’s board of directors does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy gives authority to [●] and [●], as proxies, with full power of substitution, to vote on such matters at their discretion.
Q:Will the Reorganization Merger be submitted to a vote of GDHL shareholders?
A:Assuming the Reorganization is approved by GDHL shareholders, in accordance with applicable law, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders.
Q:Who is entitled to vote at the Meeting?
A:Only GDHL’s registered shareholders at the close of business on [●], 2023 (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. GDHL shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.
Q:What constitutes a quorum at the Meeting?
A:The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [●] ordinary shares of GDHL, in the aggregate, would be required to achieve a quorum.
Q:What happens if a GDHL shareholder sells or otherwise transfers their ordinary shares of GDHL before the Meeting?
A:The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.
Q:How many votes does each GDHL shareholder have?
A:Subject to the Certification Process Adjustment (as described below), each GDHL shareholder is entitled to one vote for each ordinary share held by such GDHL shareholder as of the close of business on the GDHL

Record Date. As of the close of business on the GDHL Record Date, there were [●] outstanding GDHL ordinary shares.
The Existing Organizational Documents provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by GDHL shareholders (each, a “Shareholder Resolution”), each GDHL shareholder shall be required to provide a certification as to its status, and the status of any person for whom the GDHL shareholder holds GDHL ordinary shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each GDHL shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds GDHL ordinary shares for the account or benefit of any other person, such person is not a United States resident (each GDHL shareholder not making such certification, a “Non-Certifying Shareholder”). GDHL shareholders who certify that they hold GDHL ordinary shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which GDHL ordinary shares they own beneficially are owned beneficially for United States residents and to which GDHL ordinary shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all GDHL shareholders are entitled to cast. For additional information, see the section entitled “The Special Meeting of GDHL Shareholders—Certification Process Adjustment.”
Q:What is the voting recommendation of GDHL’s board of directors?
A:After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders, other than Excluded Shareholders, and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
Q:When do proxies need to be submitted?
A:To be effective, a properly executed proxy must be received not later than [●] (local time) on [●], 2023 or, if the Meeting is adjourned or postponed, not later than [●] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.
Q:What is the difference between holding ordinary shares of GDHL as a Registered Shareholder and as a Beneficial Shareholder?
A:Many GDHL shareholders hold their ordinary shares through a stockbroker or bank (an “Intermediary” or “Intermediaries”) rather than directly in their own names.
“Registered Shareholders” means GDHL shareholders who hold GDHL’s ordinary shares in their own name.
“Beneficial Shareholders” means GDHL shareholders who do not hold GDHL’s ordinary shares in their own name and Intermediaries own securities on behalf of Beneficial Shareholders. As summarized below, there are some distinctions Registered Shareholders and Beneficial Shareholders.

Registered Shareholder—If your ordinary shares of GDHL are registered directly in your name with our transfer agent, you are a Registered Shareholder and this prospectus is being sent directly to you by GDHL. You may vote the ordinary shares registered directly in your name by completing and mailing the proxy or by voting in person or virtually at the Meeting.
Beneficial Shareholder—Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders (those whose names appear on the records of GDHL as the registered holders of GDHL’s ordinary shares) or as set out in the following disclosure. If GDHL’s ordinary shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those GDHL’s ordinary shares will not be registered in the shareholder’s name on the records of GDHL. Such GDHL’s ordinary shares will more likely be registered under the names of Intermediaries. Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients. There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver the Notice, this Circular and the form of proxy (collectively, the “meeting materials”) directly to the NOBOs.
Q:How can GDHL shareholders who are Registered Shareholders vote?
A:If you are a Registered Shareholder, there are two ways to vote: (1) by completing and mailing your proxy, or (2) by voting in person or virtually at the Meeting.
If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or
(b)log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.
If you return your proxy but you do not indicate your voting preferences, the proxies will vote your GDHL ordinary shares FOR each of the Proposals and any other matter that is properly submitted to a GDHL shareholder vote at the Meeting. Only the form of proxy accompanying this prospectus will be counted.
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Q:How can GDHL shareholders who are Beneficial Shareholders vote?
A:Beneficial Shareholders who are NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust. The VIF is to be completed and returned to TSX Trust as set out in the instructions provided on the VIF. TSX Trust will tabulate the results of the VIFs received from NOBOs. By choosing to send these materials to you directly, GDHL (and not the Intermediary holding GDHL’s ordinary shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and

(ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you. Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their GDHL’s ordinary shares are voted at the Meeting. GDHL does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery. The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your GDHL’s ordinary shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your GDHL’s ordinary shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your GDHL’s ordinary shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GDHL’s ordinary shares to be represented at the Meeting and the appointment of any representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your GDHL’s ordinary shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your GDHL’s ordinary shares at the Meeting.
Non-registered GDHL shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to GDHL are referred to as “NOBOs.” Those non-registered GDHL shareholders who have objected to their Intermediary disclosing ownership information about themselves to GDHL are referred to as “OBOs.” GDHL has elected to send the Notice, this Circular and the form of proxy (collectively, the “meeting materials”) directly to the NOBOs, and, to the extent possible, indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the meeting materials to each OBO, unless the OBO has waived the right to receive them. Intermediaries will frequently use service companies to forward the meeting materials to non-registered GDHL shareholders.
Q:If a GDHL shareholder is not going to attend the Meeting in person or virtually, should they submit their proxy instead?
A:Yes. Whether you plan to attend the Meeting or not, please read this prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.
Q:To whom and when do GDHL shareholders’ proxies need to be submitted?
A:To be effective, a properly executed proxy must be received not later than [●] (local time) on [●], 2023 or, if the Meeting is adjourned or postponed, not later than [●] (local time ) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.
If you are voting by mailing your proxy, to be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or

(b)log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.
Persons who are Beneficial Shareholders must complete and return the voting instruction form provided to them by their intermediary (such as a broker, custodian, trustee, nominee) and return it in accordance with the instructions accompanying such voting instruction form.
Q:Can GDHL shareholders change their vote or revoke their proxy?
A:In addition to any other manner permitted by law, a proxy may be revoked by:
(a)executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the GDHL shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)personally attending the Meeting and voting.
Q:How are votes counted at the Meeting?
A:GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.
Q:Does a proxy need to be signed?
A:The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Q:What will happen if a GDHL shareholder signs and submits their proxy without indicating how they wish to vote?
A:The persons named in the proxy will vote or withhold from voting GDHL ordinary shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your GDHL ordinary shares will be voted accordingly. In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.
Q:Who will solicit and pay the cost of soliciting proxies from GDHL shareholders?
A:Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL.
GDHL has also engaged TMX Investor Solutions Inc. to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (800) 332-4904 (toll free within North America) or for outside

North America, call direct at (416) 682-3825. GDHL has agreed to pay TMX Investor Solutions Inc. a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse TMX Investor Solutions Inc. for certain out-of-pocket losses, damages and expenses.
Q:What should GDHL shareholders do if they receive more than one set of voting materials?
A:GDHL shareholders may receive more than one set of voting materials, including multiple copies of this prospectus and multiple proxies or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete, sign, date and return each proxy and VIF that you receive in order to cast your vote with respect to all of your GDHL ordinary shares.
Q:What should GDHL shareholders do now?
A:GDHL shareholders are urged to read carefully and consider the information contained in this prospectus, including the section entitled “Risk Factors,” and the annexes attached hereto. GDHL shareholders should then vote as soon as possible in accordance with the instructions provided in this prospectus and on the enclosed proxy or, if you hold your shares through a brokerage firm, bank or other nominee, on the VIF provided by the broker, bank or nominee.
Q:Who can help answer GDHL shareholders’ questions?
A:If you are a GDHL shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this prospectus or the enclosed proxy, you should contact:
Galaxy Digital Holdings Ltd.
300 Vesey Street
New York City, New York 10282, United States
Attention: Investor Relations
Email: investor.relations@galaxy.com
You may also contact GDHL’s strategic shareholder advisor and proxy solicitation agent:
TMX Investor Solutions Inc.
by email at INFO_TMXIS@tmx.com,
by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, call direct at
(416) 682-3825.
You may also obtain additional information about us from documents filed with Canadian securities regulatory authorities by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”
To obtain timely delivery, GDHL shareholders must request additional copies of this prospectus or the enclosed proxy or any other materials no later than five business days prior to the Meeting.
Additional Questions & Answers About the Reorganization and the Reorganization Merger
Q:How will the Reorganization affect GDHL ordinary shares?
A:In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law and without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock. Then, in the Reorganization Merger, GDH Delaware shareholders will receive an equivalent number of shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively.
Q:What exchanges will Pubco be listed on following the Reorganization and the Reorganization Merger?
A:GDHL’s ordinary shares are currently listed on the Toronto Stock Exchange (the “TSX”). In connection with the Reorganization, Pubco intends to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq Global Select Market (“Nasdaq”), either concurrently with or subsequent to consummation of the Reorganization and the Reorganization Merger. For a period of time following the consummation of the Reorganization, and immediately following Pubco’s intended listing on the Nasdaq, Pubco will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
Q:What amendments will be made to the existing organizational documents of GDHL in the Reorganization?
A:Prior to the Domestication, GDHL intends to complete the Governing Documents Amendment, in which GDHL’s existing memorandum and articles of association will be amended to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL.
In connection with the Domestication, GDHL will complete the Domestication Charter and Bylaws Amendment, in which the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) will be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this prospectus as Annex B and the proposed new bylaws, substantially in the form attached to this prospectus as Annex C. The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger, and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
Q:Will the Proposed Organizational Documents be the governing documents of Pubco?
A:In the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended).
Q:How will the Proposed Organizational Documents differ from GDHL’s Existing Organizational Documents?
A:The Existing Organizational Documents under the Cayman Islands Companies Act (As Revised) differ materially from the Proposed Organizational Documents of GDH Delaware and, after the Reorganization Merger, Pubco, under the DGCL. For a further discussion, see the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests.
Among other differences between the Existing Organizational Documents and the Proposed Organizational Documents, in order to comply with applicable money transmitter laws in the United States, the Proposed

Organizational Documents provide that GDH Delaware’s (or, following the Reorganization Merger, Pubco’s) board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware (or, following the Reorganization Merger, Pubco) on a fully diluted basis. See the section entitled “Description of Pubco Capital Stock—Certain certificate of incorporation, bylaws and statutory provisions—Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law—Transfer Restrictions; Pubco’s Regulatory Redemption Right” in this prospectus.
Q:What are the U.S. federal income tax consequences of the Reorganization and the Reorganization Merger to GDHL shareholders?
A:GDHL has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, each of the Domestication and the Reorganization Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. The completion of the Reorganization and the Reorganization Merger is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication or the Reorganization Merger as of the occurrence of the Domestication or the closing of the Reorganization Merger from Davis Polk or any other counsel. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and relies on the present and continuing accuracy of certain assumptions, representations, warranties and covenants of the parties. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if the IRS were to successfully challenge the status of the Domestication or the Reorganization Merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, the tax consequences of the Domestication and the Reorganization Merger could differ from those set forth below in the section entitled “Certain U.S. Federal Income Tax Considerations,” and U.S. Holders of GDHL ordinary shares or GDH Class A common stock, as applicable, could be subject to U.S. federal income tax upon the receipt (or deemed receipt) of GDH Delaware Class A common stock or Pubco Class A common stock, as applicable, in the Domestication or the Reorganization Merger in a manner that differs from that described below.
The Domestication may result in U.S. federal income tax for U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders”) of GDHL ordinary shares. In general, subject to the potential application of the PFIC rules (as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication—PFIC Considerations with Respect to the Domestication”), U.S. Holders who own GDHL ordinary shares with a fair market value of at least $50,000 at the time of the Domestication, but who are not 10% shareholders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication”) will recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A common stock in the Domestication (unless they elect to include in income, as a dividend, the “all earnings and profits amount,” if any, as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication”). Subject to the potential application of the PFIC rules, U.S. Holders who are 10% shareholders on the date of the Domestication will generally be required to include in income, as a dividend, the “all earnings and profits amount,” if any. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2022. GDHL has not yet made any determination regarding its earnings and profits for its taxable year ending as of the date of the Domestication. Subject to the potential application of the PFIC rules, U.S. Holders who own GDHL ordinary shares with a fair market value of less than $50,000 and who are not 10% shareholders should not be required to recognize any gain or loss in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount,” if any, in income.
In addition to the foregoing, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. See “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to U.S. Holders with respect to the Domestication, including the potential application of the PFIC rules.
Subject to the discussion above, U.S. Holders of GDH Delaware Class A common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the Reorganization Merger. For a more detailed discussion of the consequences of the Reorganization Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Reorganization Merger.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Domestication and the Reorganization Merger to them in their particular circumstances, including whether they would be considered 10% shareholders, whether to make the “all earnings and profits” election where applicable, the appropriate filing requirements with respect to this election and the potential application of the PFIC rules to the Domestication.
Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Domestication and Reorganization Merger, unless they have certain connections to the United States. However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders” below, which sets forth the material U.S. federal income tax considerations generally relevant to GDHL shareholders participating in the Domestication and the Reorganization Merger. GDHL shareholders are urged to consult with their own tax advisors to determine the particular tax consequences to them of the Domestication and the Reorganization Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock received pursuant to these transactions.
Q:Why does Galaxy intend to complete the Reorganization and the Reorganization Merger?
A:The Reorganization is intended to normalize GDHL's corporate and capital structure and align all stakeholders’ interests at the Pubco level. GDHL’s board of directors and the Special Committee believe that the Reorganization and the Reorganization Merger will result in enhanced shareholder value. For a detailed description of GDHL’s background to and reasons for the Reorganization, see the section entitled “The Proposed Transactions—the Reorganization—GDHL’s Background to and Reasons for the Reorganization” in this prospectus.
Q:Do GDHL shareholders have appraisal or dissenters’ rights if they object to the Reorganization or the Reorganization Merger?
A:No. There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Reorganization or the Reorganization Merger under Cayman Islands law or the DGCL.
Q:What interests do GDHL’s current officers and directors have in the Proposals?
A:In considering the recommendation of GDHL’s board of directors to vote in favor of the Proposals, GDHL shareholders should be aware that, aside from their interests as GDHL shareholders, certain of our directors and officers have interests in the Proposals that are different from, or in addition to, those of other GDHL shareholders generally. The Special Committee and GDHL’s directors were aware of and considered these interests, among other matters, in evaluating the Proposals and in recommending approval of the Proposals. GDHL shareholders should take these interests into account in deciding whether to approve the Proposals. For a further discussion of these interests, see the section entitled “Interests of GDHL’s Current Officers and Directors in the Proposed Transactions.”
Q:Did GDHL’s board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Reorganization?
A:No. GDHL’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. However, the GDHL board of directors did establish a special committee of independent directors (the “Special Committee”) to consider the Reorganization and the Special Committee retained independent counsel and an independent financial advisor. The members of the Special Committee and GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors and the advisors of the Special Committee, enabled them to make the necessary analyses and determinations regarding the Reorganization.
PROSPECTUS SUMMARY
The following summary highlights selected information appearing elsewhere in this prospectus and may not include all of the information that may be important to you and that you should consider in making a decision with respect to the proposals described herein. Additionally, the following summary is not meant to be a substitute for the information contained in the remainder of this prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this prospectus. You are urged to read carefully the remainder of this prospectus, including the attached annexes, and the financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Information about Galaxy
Our Company
Galaxy is a digital asset and blockchain leader providing a diversified client base, including institutions and Qualified Individuals (as defined herein), access to the growing digital economy. Our full suite of services spans three complementary operating businesses: Global Markets, Asset Management, and Digital Infrastructure Solutions.
Our mission is to engineer a new economic paradigm. At Galaxy, we are connecting financial expertise with technological sophistication, institutions with Web3 innovations, and Silicon Valley agility with Wall Street savvy.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We have assembled a diverse, multi-disciplinary team that balances extensive experience throughout the legacy financial services industry with a deep appreciation for the most important aspects of the emerging digital asset and blockchain industry, namely technological innovation, purpose, and community.
Our Products and Services
We operate three complementary operating businesses: Global Markets, Asset Management and Digital Infrastructure Solutions.
•Global Markets. Galaxy Global Markets (‘‘GGM’’), provides comprehensive financial products and services to a diversified client base, including institutions and Qualified Individuals, within the digital asset ecosystem. GGM offers institutional-grade expertise and access to a broad range of digital asset products, including digital asset trading, derivatives, structured products, financing, capital markets and M&A advisory services.
GGM currently operates as two discrete businesses - Trading and Investment Banking.
Galaxy’s trading business (“Trading”, formerly referred to as “Galaxy Trading” or “GT”), which we currently operate primarily through Galaxy Digital LLC, its subsidiaries, and certain other affiliates, serviced more than 280 global active counterparties as of March 31, 2023 and provides liquidity on a principal basis across a variety of centralized trading platforms and over-the-counter (“OTC”) markets globally. Through GGM, counterparties can access digital asset spot and derivative trading, bespoke lending and structured products. GGM also engages in proprietary quantitative, arbitrage and macro trading strategies. Galaxy’s Trading business does not currently hold or custody assets for the benefit of, or on behalf of, third parties.
Galaxy is actively building GalaxyOne, a unified technology platform for institutional investors. This client-centric solution aims to be the single access point to services and products across the digital asset ecosystem. GalaxyOne is intended to integrate trading, derivatives, custody, lending, margin and research through a regulatory-compliant platform that utilizes robust risk-monitoring tools and transparent reporting.
GalaxyOne will be operated through GalaxyOne Prime LLC (“GPL”). GPL is a FinCEN-registered money services business with multiple state money transmitter licenses which launched in 2021. Galaxy holds its customers’ cash balances in omnibus client custodial accounts with one or more banks that are members of the FDIC. To the extent that client cash balances are subject to lending arrangements with Galaxy where Galaxy has the right to rehypothecate, the cash for the loaned balances is moved into Galaxy’s accounts with one or more banks that are members of the FDIC. In accordance with its customer agreements, GPL holds client digital assets in omnibus accounts at digital asset custodians. GPL does not itself hold digital assets in custody or hold customer digital assets on digital asset trading platforms. Third party custodians may employ hot/warm wallets or cold storage to hold these assets. The third party custodians typically hold the private keys to GPL customers' digital assets. With certain custodians, Galaxy may hold a shard of the private key. Aggregate client omnibus account balances held with custodians can be viewed on the blockchain; however, specific client ownership of assets is not delineated or viewable on the blockchain. GPL maintains an internal ledger that records and tracks ownership of customer assets on behalf of customers and performs daily reconciliation of total assets maintained in each omnibus account. We have instituted policies and procedures to monitor and prevent commingling of assets. Refer to “Information about Galaxy—Safeguarding of Digital Assets” for more information about the procedures in place around the wallets in which digital assets are stored.
Below is a chart that identifies the digital assets held in custody for GPL customers by third-party custodians as of March 31, 2023:

Asset	Quantity
BTC	347.20 units
SOL	6,478.36 units
GPL customers' digital assets may be held at the following third party custodians: Coinbase, Gemini or BitGo. As of March 31, 2023, 100% were held with Coinbase. As of March 31, 2023, GPL did not hold any Galaxy proprietary digital assets.
Our investment banking business, (“Investment Banking”, formerly referred to as “Galaxy Investment Banking” or “GIB”), which we operate through Galaxy Digital Partners LLC, a FINRA-registered broker-dealer, and Galaxy Digital Labs LLC, offers expert financial and strategic advisory services for the digital assets, Web3 and blockchain technology sector. The team provides specialized crypto expertise while offering an expansive suite of financial services to public and private clients globally. In particular, Investment Banking helps clients execute transactions, including M&A transactions and divestitures, provides restructuring advisory services and offers equity and debt capital markets services, including project financing.
•Asset Management. Our asset management business, Galaxy Asset Management (‘‘GAM’’), which we currently operate primarily through Galaxy Digital Capital Management LP, is a global asset management platform providing investors access to the digital asset ecosystem via a diverse suite of institutional-grade investment vehicles that span passive, active and venture strategies.
GAM’s digital assets investments and ventures business manages $2.4 billion in assets across more than 15 investment strategies as of March 31, 2023. The business is strategically focused on scaling our active and venture investment strategies to grow its alpha-generating assets under management, while leveraging a regional partnership model with premiere local managers around the world, to expand our global product reach.
GAM’s passive strategies consist of single- and multi-asset private funds, as well as a suite of regulated spot crypto exchange-traded funds (“ETFs”) through partnerships with leading asset managers in Brazil, Canada, Europe, and the United States. GAM’s active products seek to offer investors diversified, lower volatility and risk-managed access to the current and next generation of liquid digital assets via a long-biased strategy. GAM’s venture strategies are organized around two investment themes: Interactive Ventures and Crypto Ventures. Founded in 2018, Galaxy Interactive is GAM’s sector-focused venture arm, managing client capital across three funds. Galaxy’s Crypto Ventures sleeve invests client capital across two global, multi-manager venture funds and manages Galaxy’s balance sheet venture investments (formerly referred to as our principal investments business, “Galaxy Principal Investment”, or “GPI”).
GAM utilizes third party Qualified Custodians to maintain and safeguard client assets, which are segregated from the assets of the custodians. Where possible, as a further risk mitigation tool, GAM employs a multi-custodial model for fund assets and requires insurance from our custody providers. GAM leverages Big Four audit firms to audit our funds and utilizes independent, unaffiliated fund administrators for all our funds.
•Digital Infrastructure Solutions. Our mining, self-custody technology and validator solutions businesses, Galaxy Digital Infrastructure Solutions (“GDIS”), which we primarily operate through Galaxy Power LLC, GDS Crypto Technologies Israel Ltd, and Galaxy Strategic Opportunities LLC, develop, operate, and invest in technology that powers the digital assets ecosystem, with a focus on scalability and security. Galaxy is gaining scale in proprietary bitcoin mining and hosting services, critical network validator services, and the development of enterprise-grade custodial technology.
Galaxy’s mining business, (“Mining”, formerly referred to as “Galaxy Mining” or “GM”), is strategically focused on growing its capacity for both proprietary and hosted bitcoin mining across North America with a target Hashrate Under Management (“HUM”) of over 4 exahash by the end of 2023. Galaxy aims to continuously mine bitcoin well below its fair market value, grow recurring hosting fees, and focus on energy and software management. The majority of both proprietary and hosted bitcoin mining occurs at our main site, Helios, in West Texas. The infrastructure at Helios can support 180MW; recently Galaxy received official approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas, LLC (“WETT”) to scale up to 800MW at the Helios site. Galaxy is dedicated to managing its carbon footprint by increasing the use of clean energy and maintains a long-term goal to utilize an over 80% sustainable power mix for all mining operations.
Galaxy is also focused on emerging areas of blockchain infrastructure, including supporting the integrity of protocols and ecosystem projects by operating validator nodes to secure blockchains, and by offering self-custody technology solutions to institutions through GK8. Galaxy’s self-custody technology solution, which we operate through Galaxy GDS Crypto Technologies Israel Ltd comprising the assets of GK8 acquired in February 2023, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. The market opportunity for GK8's custodial technology continues to expand rapidly alongside growing demand for global, regulated qualified custodians, with target client segments including banks, broker-dealers and trust companies, as well as institutional demand for self-custodied digital assets. Galaxy is focused on expanding institutional access to GK8 products globally and on a product roadmap that prioritizes both unparalleled security and flexible ecosystem interactions.
The Cryptoeconomy
Cryptocurrencies and Blockchain Technology Already Span Multiple Sectors within the Global Economy
Bitcoin and other cryptocurrencies were the first widely used applications of blockchain technology. Though we believe that the use of digital assets, including bitcoin, for payments and as stores of value (often referred to as “digital gold”) alone represents a large opportunity for the adoption of blockchain technologies, the use cases of blockchain technology have widened far beyond this. Other blockchains, notably Ethereum and its ecosystem, have developed substantially and expanded the addressable markets for blockchain technology.
Blockchain technology allows a network of computers to agree at regular intervals on a set of facts, namely the state of a distributed ledger. Such ledgers can contain different types of shared data, such as transaction records, data records (for example, medical records), attributes of transactions, credentials, and other pieces of information. The ledger is often secured through a mix of concepts from cryptography and game theory and, if properly implemented, does not require centralized trusted entities (such as financial institutions) to maintain it. This decentralization ensures that innovations on blockchain networks are not limited by geographic and geopolitical constraints.
Features and Applications of Digital Assets, Cryptocurrency, and Blockchain Technology
•Decentralized, Distributed Networks: On a blockchain, changes to the database (i.e., transactions) are recorded chronologically, forming an immutable chain. Transactions can be more or less private or anonymous depending on how the technology is implemented. The ledger is distributed across many participants in the network—it does not exist in one place. Instead, copies exist with and are simultaneously updated by every fully participating node in that blockchain’s ecosystem, making it difficult or impossible to alter the transaction history.
•Secure and Efficient Means of Recording and Propagating Wide-Ranging Sets of Data: A block could contain transactions and data of many types—currency, intellectual property, identity, or property titles, just to name a few. The types of databases that can be implemented on the blockchain are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, an identity system, land registry or even the rights and obligations defined in a contract. Blockchain-focused applications, in use and under development, include asset title transfers, secure timestamping, counterfeit and fraud detection systems, secure document and contract signing, distributed cloud storage and identity management.
•Distributed Nature Reduces Costs and Enables New Business Models: Blockchain technology can reduce the cost of verifying transaction data. The advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary. A blockchain allows a decentralized network of economic participants to achieve consensus about the true state of shared data. Together these features enable the development of digital asset trading platforms and marketplaces that can allow for new types of business models without intermediaries that operate globally.
•Reduced Need for Centralized and Traditionally Limited Access Points to Capital: The resulting marketplaces are characterized by increased competition, lower barriers to entry, faster innovation, higher transparency, and reduced censorship risk. Participants within the ecosystem can invest to support and operate shared infrastructure without assigning market power to a platform operator. Blockchains challenge the existing revenue models and accumulated knowledge and resources of incumbents, while opening opportunities for startup fundraising, the provision of public goods and software protocols, distributed data ownership and licensing, auctions accessible to wide participation, and reputation systems. These resulting marketplaces for tokens, cryptocurrencies and even artwork continue to grow in popularity despite recent lower trading volumes.
•Removal of Geographic and Geopolitical Constraints: As decentralized global networks are built to be trustless and secure against the actions of any one participant, they benefit from being agnostic to operating in any one region or nation, as a centralized organization would. One benefit of this structural feature is that the impact any one external actor can have in imposing its views, political or otherwise, on a network is reduced significantly. Another benefit is that network participants do not need to implicitly attribute value to any ideology or sovereignty in order to interact with, hold, or transact in digital assets and cryptocurrencies.
Expansion of Cryptocurrency Universe
After the launch of the Bitcoin network in 2009, and as bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread, and the first alternative cryptocurrencies began to appear. These “altcoins” (meaning, “alternative to Bitcoin”) generally tried or claimed to improve on the original Bitcoin design by offering greater speed, anonymity, or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, cryptocurrency usage began to expand beyond just the peer-to-peer currency transfer abilities to add other functionalities, such as supporting the decentralized and autonomous operation of software.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability has enabled the rise of phenomena like tokenization and decentralized finance (“DeFi”).
Tokenization
The next evolution for the cryptoeconomy was the rise of tokenization, the process of digitally representing real-world value or information and enabling digitally enforceable agreements and automated functions. We see the world of tokenization as split into fungible and non-fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like bitcoin and ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.

Stablecoins
While many uses for tokenization exist (including equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin. A stablecoin is a digital asset designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. While stablecoins are not issued by central governments, and are not legal tender, they are intended to allow fiat currencies to transact on a blockchain by combining the features of a digital asset with the stability of an underlying fiat currency. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. See “Information About Galaxy—The Cryptoeconomy—Tokenization—Stablecoins” for additional information. The current value of circulating U.S. dollar stablecoins stood at more than $131 billion as of March 31, 2023, as shown in the figure below, up 3.5 fold since January 2021.
NFTs
Assets that are non-fungible are those that are not perfectly interchangeable – simply put, they are unique – such as artwork, real estate, identity, or bespoke contracts. Non-fungible tokens (“NFTs”) are digital tokens that represent unique items. While many use cases for NFTs exist, digital collectibles have gone mainstream as the most common exhibition of the technology, introducing both artists and collectors to the concept of digital scarcity. We believe the financialization of NFTs and their use as a form of digital private property is just getting started.
Emergence of Decentralized Finance
With the development of blockchain networks that can distribute infrastructure roles, costs and reliable recordkeeping of most forms of data, a significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology reducing the need for the traditional intermediaries, such as banks, brokers or marketplace operators. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to users themselves, through a governance process in which token holders vote on important issues. Common DeFi applications include borrowing/lending of digital assets and providing liquidity, or market making, in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services over time. The benefits of DeFi include increased efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, via activities governed by data analysis.

The creation of “The DAO” in 2015 marked the beginning of DeFi, and later led to the use of cryptocurrency for lending and borrowing. MakerDAO, founded in 2015, was the first platform to enable the scaled use of cryptocurrency as collateral for financial arrangements. MakerDAO published its first formal white paper in 2017, introducing the original DAI Stablecoin System, which launched in December 2017.
DeFi’s adoption accelerated in 2020, as platform growth and adoption of cryptocurrencies expanded access to capital for users. This also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs). The U.S. dollar value of assets locked into smart contracts for DeFi use cases (Total Value Locked or “TVL”) stood at approximately $49 billion as of March 31, 2023, as shown in the figure below. Throughout the failures of centralized digital asset trading platforms and lenders in 2022, DeFi applications performed admirably and without disruption, highlighting the benefits of financial applications devoid of human administrators. While TVL is down significantly from its 2021 all-time highs, we believe the efficacy of decentralized financial applications has never been more apparent.
Limitations of the Current Financial System that Created the Conditions for the Ecosystem’s Development
The infrastructure, laws, and processes of our current global financial system are complex, costly, and limit accessibility for many. The systems themselves vary significantly from country to country, are linked through a complicated network of intermediaries, and are controlled by centralized authorities with disparate politics, priorities, and policies. These complexities can lead to roadblocks for global commerce, unequal access to savings and payments technologies, barriers to innovation, and inefficiencies that hamper everyone from retail users to multi-national organizations. The current global financial system solves for this through a patchwork network of banks, custodians, central clearing organizations, payments networks and financial market-makers, but these intermediaries add cost and friction for capital and innovation—they reduce access by the average person and help to aid in the accrual of high rents to the largest and already most wealthy market participants. Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
•Slow and Costly Flow of Funds: According to The World Bank, the average cost of cross-border global remittance was equal to 6.3% of the value of the transaction as of the third quarter of 2022. Using banks as remittance service providers was even more expensive, at an average cost of 11.7% in the same period. This is because sending money globally typically requires service providers to coordinate and make guarantees with multiple third-party financial institutions on behalf of the customer, which adds cost to compensate the involved counterparties and can lead to long settlement times for customers.

•Significant Underbanked Populations: Bank accounts are the default mode for accessing today’s global financial system. However, unbanked and underbanked populations have been a constraint of the existing financial system. According to the World Bank, 1.4 billion people globally did not maintain bank accounts due in large part to related fees and minimums set by banks as of 2021. According to the FDIC, in the United States alone, an estimated 4.5% of households (approximately 5.9 million) were unbanked as of 2021. Moreover, as of 2021 an additional 18.7 million U.S. households were considered underbanked, meaning they have bank accounts but need to resort to non-traditional financial services providers such as payday lenders or check cashers to meet their financial obligations. The FDIC also believes the unbanked population skews heavily toward minority, disabled, and less educated communities.
•Monetary and Fiscal Policy Have a Significant Impact on Asset Values: Central banks have wide-ranging mandates to adjust monetary policy to meet the goals set by the governing leaderships of their respective countries. As goals can change based on political leadership, economic instability and reductions in the value of assets held in related fiat currencies are potential outcomes. Moreover, the interconnected nature of a centralized financial system can expose central banks, monetary policy authorities and other institutions to systemic risk, as evidenced by the cascading effects that modern-era financial shocks in 2007-08 and 2019-20 had on the global financial markets. Blockchain technology has enabled the creation of alternative global monetary systems, which has opened-up monetary policy for innovation, with the Bitcoin network as the most recognized example. Alternative non-state monetary systems allow for investor and user choice and can protect against central-bank or policy-led inflation of fiat. In contrast, bitcoin is designed not to be inflationary, with predefined maximum supply.
Varied financial technology companies attempt to offer solutions to these wide-ranging problems. However, often these solutions are layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result they are typically limited in how they can fundamentally solve for these systemic problems without adding or replacing costs, complexity, and time. Blockchain technology seeks to attack the problem from its foundation.
The History of Bitcoin and Digital Assets
Creating a digitally native currency has been a goal of internet pioneers for decades. Early on, an experimental HTTP error status (“402: Payment Required”) was added in anticipation of a native internet currency, though it remains unused today. For the last 40 years, cryptographers have worked to develop digitally scarce money based on cryptography. Much of their work was also used throughout the internet technology stack and enabled the development of secure computing and the rise of e-commerce. Cryptocurrencies like bitcoin are a natural step in the progress of global networking, a continuation and evolution of the broader internet project, as demonstrated in the figure below.

Bitcoin Prehistory
Bitcoin debuted in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software. Satoshi Nakamoto sought to create a new digital currency, one that was public, global and could not be controlled by any single authority. Bitcoin remains the oldest and most valuable public blockchain protocol. The original goal of Bitcoin, as outlined by the seminal white paper Bitcoin: A Peer-to-Peer Electronic Cash System, was to create a purely peer-to-peer electronic system without relying on intermediaries or financial institutions by using a distributed ledger, an ongoing hash-based timestamp mechanism and cryptographic digital signatures. Bitcoin addressed the issue of achieving distributed consensus in a potentially adversarial environment (otherwise known as the Byzantine Generals Problem, in which a network must agree on decisions despite the presence of imperfect information) and the double-spend problem (a flaw of pre-existing digital cash systems, including the traditional banking system, in which the same asset can be spent more than once). Although Bitcoin was the first established cryptocurrency, Satoshi built upon the innovations of the Cypherpunks, incorporating concepts pioneered by famed cryptographers like Hal Finney, Adam Back, Wei Dai, and David Chaum, and innovating on previous attempts to create digital cash like B-Money and Bit Gold, which were formulated but never fully developed or deployed.
Bitcoin transactions must be confirmed by the Bitcoin network. The Bitcoin network is a network of computers, with each computer individually referred to as a node. Transactions are broadcast to the network by users and nodes, who seek to transfer bitcoin or messages, and are batched together in “blocks.” Nodes on the Bitcoin network that seek to confirm transactions, sometimes referred to as “miners”, approve these blocks by using computing power to solve a difficult, cryptographic puzzle. Once a solution to the puzzle has been found, the block and the transactions within them are confirmed by the network and added to Bitcoin’s ledger. The Bitcoin network adjusts the puzzle’s difficulty up or down to ensure that blocks are produced every 10 minutes on average. The blocks are cryptographically bound together in a chronological “chain,” hence the term “blockchain.” (It’s worth noting that Satoshi called this a “timechain”).
Since Bitcoin’s launch, the network and its use have grown significantly. An explosion of alternative public blockchains has followed in its wake, with many developers and cryptographers tweaking Bitcoin’s parameters or inventing wholly new forms of distributed ledger technology to meet different use cases. While several promising alternative blockchains have emerged, none has grown as large in terms of value, use, and developer mindshare as Ethereum, the world’s largest blockchain focused on general purpose computation. While concepts like tokenization and NFTs began on Bitcoin, they’ve flourished on Ethereum. Ethereum is home to the largest share of newer application categories like Decentralized Finance (DeFi), and Ethereum developers have also made and continue to make substantial contributions to blockchain technology innovation, particularly in the realm of scaling. While other alternative blockchain networks have gained popularity and built credible ecosystems, bitcoin and ether together account for more than 65% of the asset class’s market capitalization today.
See the section titled “Information about Galaxy—Bitcoin Prehistory—Attributes and Features of the Bitcoin Network” in this prospectus for more information.
Our Business Model
We’ve constructed our business around three core pillars:
(1)Our operating segments complement and reinforce each other;
(2)Our services meet institutional client needs throughout their lifecycle of adoption of digital assets; and
(3)Our exposure to digital assets, through both direct cryptocurrency holdings and equity positions in other participants, allows us to remain informed about the direction of this dynamic sector, while delivering growth in shareholder value as global adoption of digital assets accelerates.
We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions participating in the cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business by focusing on embedding all of our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance infrastructure that our clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions.
We continuously evolve with the broader digital assets ecosystem and aim to maintain a “crypto-blue-chip” leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses.
We have completed a number of successful acquisitions that have diversified Galaxy’s product offerings and revenue sources. This included acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital, since rebranded to “Quantitative Principal Trading”), which augmented GGM’s suite of product offerings and added veteran trading and lending talent to its leadership team. We acquired Vision Hill in May 2021, a premier investment consultant and asset manager in the digital asset sector. In December 2022, we acquired the Helios bitcoin mining facility and its operations from Argo Blockchain. Most recently, we completed the acquisition of GK8, a secure institutional digital asset self-custody platform, from Celsius in February 2023. We continue to use our scale, expertise and balance sheet to identify and execute acquisitions across our business lines. Set forth below is a brief summary of our recently acquired businesses and the products and services which they provide. For additional information, see “Information about Galaxy—Our Business Model”.
•DrawBridge Lending. DrawBridge Lending offers a fiat loans product and a commodity pools product. With its fiat loans product, DrawBridge Lending offers short-term non-recourse cash loans collateralized by cryptocurrency, whereby borrowers deposit the cryptocurrency collateral into a third-party custodian account, and DrawBridge Lending issues a low interest rate fiat loan. The commodity pools product line was comprised of (a) the Galaxy DBL Smart Beta, which is designed to produce yield on in-kind cryptocurrency investments by selling short calls or entering into option collars fully covered by the in-kind investment, and (b) the Galaxy DBL Crypto Vol, which offers a range of cryptocurrency and digital asset options strategies, including the purchase and sale of cryptocurrency options.
•Quantitative Principal Trading. Blue Fire Capital Europe Cooperatief U.A., rebranded as Quantitative Principal Trading (“QPT”), registered in the Netherlands, is a proprietary quantitative trading firm operating as a wholly-owned subsidiary of Galaxy. QPT’s trading activity is conducted on digital asset trading platforms globally as well as the CME, where trading strategies utilizing the proprietary trading system and proprietary capital are deployed. Additionally, QPT provides liquidity to Galaxy’s internal execution platforms. It does not otherwise offer or provide any standalone products or services to outside parties.
•Vision Hill. Following the acquisition of Vision Hill, a premier investment consultant and asset manager in the digital asset sector, Galaxy Vision Hill (“GVH”) was formed. GVH is an institutional-grade, multi-manager crypto fund of funds, or FOF, platform.
•Helios. On December 28, 2022, Galaxy acquired the Helios bitcoin mining facility and its related operations from Argo Blockchain plc. Helios is a large-scale bitcoin mining facility located in Dickens County, Texas, that has the ability to operate up to 180 megawatts (MW) of mining capacity. Galaxy recently received official interconnection approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas LLC (“WETT”) to scale up to 800MW at the Helios site.
•GK8. On February 21, 2023, Galaxy acquired the assets of GK8 from Celsius Network LLC. GK8 is a secure institutional digital asset self-custody platform operated through Galaxy GDS Crypto Technologies Israel Ltd, providing customers with software technology that allows them to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. It is a leading technology provider for institutions looking to self-custody their digital assets with the highest possible security, using patented technology designed to safely store cryptocurrencies and execute blockchain transactions.
Galaxy is diversified across both institutional client-focused operational business lines and direct investments in the digital asset ecosystem, which helps ensure we are well-positioned to benefit from innovations and developments as the ecosystem grows and matures.
Our business generates revenue primarily from the sale of digital assets, as well as from net gains on digital assets, investments and derivatives trading. To date, the majority of Galaxy’s revenue has been derived from Global Markets and Asset Management, which are our most mature business lines. In addition to engaging in proprietary quantitative, arbitrage and macro trading strategies, our trading business provides spot and derivative executions, as well as liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. None of our over 960 trading counterparties represent a significant concentration risk to the firm. Our counterparty-facing trading activities are a profitable and growing part of the Galaxy business. Advisory, management and performance-based fees are generated by our Asset Management and Global Markets segments. Our venture portfolio, in our Asset Management segment, generates revenue through gains attributable to investments in early stage companies working on projects in the blockchain technology sector. Within our Digital Infrastructure Business, following the acquisition of the Helios facility in December 2022, revenues generated from proprietary mining and fees from hosting of other miners have been growing. As we continue to invest in our mining, investment banking and asset management businesses, we expect these other operating businesses to become important drivers of our financial results.
Galaxy is at the center of a rapidly developing digital assets industry through its three operating businesses described above, as well as its fourth “corporate and other” segment. The activities of our three operating business lines are described in detail under the heading “Information About Galaxy—Our Products and Services” in this prospectus. For a detailed discussion of our competitive positioning and the evolution of the digital assets industry, see “Information About Galaxy—Competition” in this prospectus, with a summary below under “—Competition.”
See Galaxy’s consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional details on our financial results.
Our business lines are subject to various regulations and governmental oversight, which is summarized below under “—Government Regulation” and discussed in detail in “Information About Galaxy—Government Regulation” in this prospectus.

Our Opportunity
Our opportunity is to continuously address the full needs of institutions and Qualified Individuals, as they adopt digital assets and seek cutting-edge insights into where and how blockchain technology is reshaping legacy intermediary-driven systems.
The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications. The number of world wide individual cryptocurrency users was 425 million as of January 2023, up from 295 million in January 2022.
Our operational business lines both facilitate client adoption of digital assets and fulfill their needs across the lifecycle of the cryptoeconomy. We also invest directly in the asset class via digital assets and cryptocurrency holdings and strategic venture capital investments.
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds
According to Galaxy Research, bitcoin’s trailing five-year compounded annual growth rate reached 32% as of March 31, 2023. According to Galaxy Research, there was nearly $6 billion of venture investment activity in cryptocurrencies and blockchain startups in 2020. This trend continued in 2021 with over $32 billion of investment activity in cryptocurrencies and blockchain startups, and in 2022 with $30 billion of investments activity. Despite a drawdown in digital asset prices and rising cost of capital affecting venture investment across all sectors, there was $2.4 billion of venture investment activity in the three months ended March 31, 2023 alone.
The industry’s evolution has been marked equally by the robust pace of investment and the incorporation of cryptocurrency and digital assets services at companies within the technology, industrial, and financial technology sectors. Despite the recent downturn in venture capital investing due in part to higher interest rates, we have identified opportunistic investments in our Digital Infrastructure Solutions segment that we believe will position us to capitalize on subsequent market recovery.

We believe there are decades of growth ahead for digital assets

Key Trends

15% of Adults in the United States Hold Crypto[1]

425M Global Crypto Users (up from 295M in January 2022)[2]

$14.8T of bitcoin value transferred in 2022[3]

$2.4B Invested by VCs into crypto startups in Q1 2023[4]

Expansive addressable market

$144T
Global Money Supply5
$13.6T
U.S. Tech and Financials Combined Market Cap6
$13.2T
Gold Market Cap7
$1.2T
Crypto Market Cap8

(1) "Cryptocurrency adoption in 56 different countries wordwide," Statista, (April 2023.) (2) "Global Cryptocurrency Owners Grow to 425 million through 2022," Crypto.com (January 2023). (3) Coin Metrics(March 2023). (4) Pitchbook (March 2023). (5) Broad money is the sum of currency outside of banks; demand deposits other than those of the central government; the time, savings, and foreign currency deposits of resident sectors other than the central government; bank and traveler's checks; and other securities such as certificates of deposit and commercial paper. The World Bank (2020). (6) FactSet market data for combined US technology services and finance sectors as of March 31, 2023. (7) Chart Market Capitalization of Gold and Bitcoin, in USD trn, In Gold We Trust (2023) (8) Represents coinmarketcap.com total cryptocurrency market capitalization quoted price as of 23:59 UTC on March 31, 2023, for total market capitalization.

Expansive Addressable Market
According to Fidelity Digital Assets, more than 70% of institutional investors plan to buy or invest in digital assets in the future. We believe the serviceable Total Addressable Market (“TAM”) is expansive, given the continued adoption of digital assets and blockchain technology by individuals and institutions globally and the robust pace of venture investment in crypto-related companies and directly in blockchain projects. We also believe the addressable market opportunity is largely untapped and has the potential to increase exponentially as applications of blockchain technology for facilitation of broader trade and commerce become a reality.
The following table reflects the performance of the cryptocurrency market capitalization, bitcoin and ether for the period from January 9, 2018 to March 31, 2023 (amounts expressed in US$):

	As of January 9, 2018(1)	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021	As of December 31, 2022	As of March 31, 2023	% Change from January 9, 2018 to March 31, 2023(1)
Cryptocurrency Market Capitalization (millions)(2)	$739,209	$190,906	$765,313	$2,206,758	$793,602	$1,189,541	60.9%
Bitcoin Price(3)	$14,595	$7,194	$29,002	$46,306	$16,548	$28,478	95.1%
Ether Price(3)	$1,300	$130	$738	$3,683	$1,197	$1,822	40.2%
__________________
(1)January 9, 2018 is presented as the date that Michael Novogratz contributed his portfolio of digital assets to Galaxy LP, a consolidated subsidiary of the GDH LP.
(2)Represents market capitalization data from coinmarketcap.com as of 23:59 UTC, presented in millions of U.S. dollars.
(3)Represents coinmarketcap.com quoted price as of 23:59 UTC for bitcoin and ether.
Our Growth Strategy
Our mission is to engineer a new economic paradigm. At Galaxy, we are connecting financial expertise with technological sophistication, institutions with Web3 innovations, and Silicon Valley agility with Wall Street savvy.
We believe the adoption of digital assets, cryptocurrencies, and blockchain technology remains at an early stage, based on investment trends and prevalence within the financial and technology sectors. Between our operating businesses and our investing activities, we seek to gain exposure to the most critical parts of the cryptoeconomy. The breadth of expertise we gain from that exposure supports our goal of being the first call and one-stop platform for institutions and Qualified Individuals looking to access and utilize features of the sector. Our positioning also increases the likelihood that we participate in the upside resulting from widespread adoption of most use cases for digital assets, as compared to platforms that focus on a subset of opportunities. Our growth strategy is focused on the following:
•Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products by existing clients. We have over 960 trading counterparties, and numerous other clients across our three operating businesses today, the majority of which only utilize one of our products and services.
•Adding New Clients: Each of our client-facing business lines is comprised of dedicated product development, sales, and distribution team members. We operate our business intending to be the platform of choice for new clients entering the ecosystem and make relationship development and management a top priority for our sales and distribution team members. Our development and execution teams work with our distribution team members to ensure we continuously offer high-quality, in-demand products to clients, and that we remain competitive across our Global Markets, Asset Management, and Digital Infrastructure Solutions offerings. We are incrementally growing our global presence with the buildout of a sales and distribution effort in Europe and Asia, staffed by a regional management team hired in 2021.
•Client-Centric Product Innovation: We have invested significantly in the development of a unique, integrated single-dealer platform and prime services offering so that clients can navigate the cryptoeconomy with an unfragmented set of solutions. This focus on product innovation and track record for building solutions in an ecosystem that demands bespoke development sets us apart as a platform.
•Diversified Revenue Mix: We are still early in our monetization journey, and as investment has accelerated ahead of adoption, our results to date have reflected outsized benefit and detriment from valuations of our principal holdings of digital assets and venture portfolio companies. By scaling and investing in our three existing operating businesses, our capital allocation and resulting revenue generation will evolve to reflect the growing permanent and repeatable adoption of cryptoeconomy services.
•Expanding Into Additional In-Demand Products and Technologies: The digital assets, cryptocurrency, and blockchain industry continues to expand and we are well-positioned to develop new businesses and products as the industry matures. Our close partnerships with industry leaders and ecosystem innovators across the breadth of the cryptoeconomy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem. This vantage point allows us to incubate, support, and scale ideas that we believe can ultimately crystalize into new and compelling businesses to offer to our clients. We have actively participated in the research and development of applications with strong adoption signals, such as NFTs through Candy Digital, and various DeFi platforms through investments in portfolio companies. We also see opportunities to benefit from additional developments across Layer 1 and Layer 2 infrastructure. Product development continues at a robust pace within the cryptoeconomy, and we will continue to invest and participate to ensure we know how to best serve clients across our platform and within the ecosystem.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, and the frequent introduction of new products and services. It is subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents certain material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
All participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to this industry, may be subject to additional costs associated with participating in this industry, as compared with participation in established commerce, due to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with applicable laws and regulations, as well as elevated and unpredictable costs of custody, transactions, insurance and theft. Other material risks specific to this industry include a lack of adoption or acceptance of digital assets and blockchain technology, the volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.
Competition
We operate in a rapidly evolving industry, and accordingly, we expect competition to further intensify in the future as existing competitors introduce new products or enhance existing products, and as new competitors emerge. We compete against a number of companies operating both within the United States and abroad, both those that focus on traditional financial services and those that focus on crypto-based services. Among our discrete business lines, we face competition from the following sources:
•Global Markets. Our trading business within the Global Markets segment competes with an inter- and multi-national set of spot, prime, proprietary, and derivatives OTC providers and exchanges, and our lending business competes with a variety of both traditional and non-traditional financing suppliers. Our business lines also compete against DeFi lending and trading platform protocols and applications. Our investment banking business competes with investment banking advisory teams and firms ranging in size and scope, from boutiques focused on the crypto or fintech sectors to bulge bracket providers of advisory and underwriting services across multiple sectors and asset classes.
•Asset Management. Our asset management business competes with other traditional and crypto-native asset managers that provide both retail and institutional clients passive, active and venture exposure to digital assets and blockchain companies in the ecosystem. Our venture investments business competes with an inter- and multi-national set of investment firms that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds, and growth investors investing in equity, debt, and cross-asset structures.
•Digital Infrastructure Solutions. Our mining business within the Digital Infrastructure Solutions segment competes with other proprietary miners, public and non-public mining companies, as well as companies offering financial services, hosting, and infrastructure to miners. Our custody technology product offered through GK8 within the Digital Infrastructure Solutions segment competes with other self-custody solutions, and with managed-custodial solutions and custodial banks that hold digital assets. Our validator business within the Digital Infrastructure Solutions segment competes with other proprietary staking infrastructure providers.

Government Regulation
Below is a summary of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses after giving effect to the Reorganization and the Reorganization Merger. For a complete discussion, please see “Information About Galaxy—Government Regulation” in this prospectus.
United States
•Securities Regulation: A key question that we face in virtually all of our business lines is whether the digital assets we transact in are “securities” under the federal securities laws. The SEC, which regulates the offering, sale and trading of securities as well as various requirements applicable to public companies under U.S. federal securities laws, considers certain digital assets to be securities. As a general matter, any transaction in securities, including purchases and sales for principal investment, would be subject to the SEC’s anti-fraud and anti-manipulation authority under the Securities Act and the Exchange Act. In addition, offers and sales of securities may require registration under the Securities Act or, alternatively, compliance with various rules and regulations for exemptions from registration. Our involvement in the offer and sale of digital assets that are “securities” or in an activity which involves a “security” transaction under the federal securities laws may have additional adverse regulatory consequences, as further described under “Risk Factors—Risks Related to Our Operations--A determination that a digital asset is a security, or that an activity in which we engage involves a security transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.” We have internal procedures to address transacting in digital assets that raise, or might potentially raise, significant governmental, policy or regulatory concerns or are subject or likely subject to a specialized regulatory regime, such as the U.S. federal securities or commodities laws or similar laws in other significant jurisdictions, in order to ensure such activity complies with applicable laws.
If any digital asset that we offer or sell without an exemption from applicable SEC requirements is determined to be security, we could incur liability to purchasers, monetary fines to the SEC and other penalties that may affect our ability to conduct our business. See “Information About Galaxy—Government Regulation—United States—Securities Regulation” for a more complete discussion of such procedures, as well as the risks and uncertainties involved in making such determinations.
•Broker-Dealer: Galaxy Digital Partners LLC is registered as a broker-dealer in 53 U.S. states and territories, with the SEC and is a member of FINRA. In the general course of its business, it engages in securities transactions related to our investment banking business, including advising on offerings of securities and mergers and acquisition transactions. As such, Galaxy Digital Partners LLC is subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which Galaxy Digital Partners LLC is registered or licensed or of which Galaxy Digital Partners LLC is a member.
•Investment Adviser: Galaxy Digital Capital Management LP (“GDCM LP”) is an SEC-registered investment adviser under the U.S. Investment Advisers Act of 1940 (the “Advisers Act”), which imposes certain requirements and restrictions in respect of advice GDCM LP provides to potential investors. GDCM LP is subject to the Anti- Money Laundering Rules (as defined in “Information About Galaxy—Government Regulation”), the anti-fraud provisions of the Advisers Act and fiduciary duties derived from these provisions, to periodic SEC examinations, and to other requirements under the Advisers Act and related regulations primarily intended to protect advisory clients.
•Regulation of Money Transmission: FinCEN requires any administrator or exchanger of convertible virtual currencies to register with FinCEN as a money transmitter and comply with the Anti-Money Laundering Rules and counter-terrorist financing laws and regulations applicable to money transmitters. As part of our obligations under the Bank Secrecy Act (“BSA”), we are required to develop, implement, and maintain a risk-based anti-money laundering program, provide an anti- money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, we are required to comply with customer due diligence requirements designed to verify a customer’s identity. U.S. states have also adopted a spectrum of approaches to the regulation of digital assets.
•CFTC Regulation: The CFTC regulates markets in listed futures and various types of over-the-counter derivatives on commodities, when traded in, into or from the United States. The CFTC has taken the position that certain digital assets are commodities for purposes of the regulatory scheme of the Commodity Exchange Act of 1936.
•Anti-Money Laundering Rules: We are subject to various anti-money laundering and counter-terrorist financing laws. As a broker-dealer, an investment adviser, and a money services business registered with FinCEN, we are subject to the Anti-Money Laundering Rules, and many states and other countries impose similar, and in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing.
•Virtual Currency Business Activity in New York: The NYDFS requires that any persons or entity engaging in virtual currency activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly referred to as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements under 23 CRR-NY Parts 200 and 500, among others. GalaxyOne Prime NY LLC, a subsidiary of GDH LP, intends to apply for a New York BitLicense in order to effect aspects of its trading business. Neither Galaxy nor any of its affiliates currently have a BitLicense.
•Lending: There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Consumer Protection Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act. Further, some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities.
•Consumer Protection: A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair, deceptive, or abusive acts and practices. They also promulgate, interpret, and enforce rules and regulates that could affect GDH LP’s business.
•Economic Sanctions: We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals.
•Privacy and User Data: There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.
Canada and other jurisdictions
As a company listed on the TSX, GDHL is subject to Canadian securities law obligations promulgated by the Canadian Securities Administrators, including the Ontario Securities Commission. GDH LP’s diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required. If we engage in certain activities, including making loans to Canadian companies (in either fiat or cryptocurrencies) or sell certain mortgages, we will be subject to legislation in various provinces.

We may also engage in activities relating to digital assets in other jurisdictions, including, among other places, Japan, the U.K., Hong Kong and the Bahamas. See “Information About Galaxy—Government Regulation” for more information regarding regulations in such other jurisdictions.
Overview of the Proposed Transactions
The following diagram illustrates Galaxy’s structure prior to the consummation of the Reorganization. This chart reflects approximate economic and voting interests held by each entity as of [●], 2023 as well as all material Galaxy subsidiaries existing as of the same date.

Other Existing Class B Unitholders (together with GGI, the "Existing LPs")
Galaxy Group Investments LLC (DE) ("GGI")
Existing GDHL Public Shareholders
Novofam Macro, LLC (DE)
Ordinary Shares
[•]% Economic Interests and Voting Interests
Class B Units
[•]% Economic Interests
Limited Consent Rights
Class B Units
[•]% Economic Interests
Limited Consent Rights
Galaxy Digital Holdings GP LLC (Cayman) ("GDH GP")
Ordinary Shares
[•]% Economic Interests and Voting Interests
Galaxy Digital Holdings Ltd. (Cayman) ("GDHL")
General Partner
No Economic Interests
100% Voting Control
Class A-1 Units
No Economic Interests
Limited Consent
GDH Intermediate LLC (DE)
Galaxy Digital Inc. (DE) ("Pubco")*
Class A-2 Units
[•]% Economic Interests
No Voting Interests
Galaxy Digital Holdings LP (Cayman) ("GDH LP")
Galaxy Digital LP (Cayman) ("GD LP")
Other Existing Galaxy Operating Subsidiaries
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
Galaxy Power LLC (DE)
Galaxy Digital Partners LLC (NY) ("Broker-Dealer")
Galaxy Digital LLC (DE)
GAM
GAM
GDIS
GDIS
GDIS
GGM
GGM
GGM
Galaxy Digital Ventures LLC (DE)
Galaxy Strategic Opportunities LLC (DE)
GDS Crypto Technologies Israel Ltd (Israel)
Galaxy Digital Trading HK Limited (Hong Kong)

__________________
*Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger.
GDHL, GDH LP and Pubco propose to consummate various transactions, including the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Issuance of Class B Common Stock and the Reorganization Merger (collectively, the “Proposed Transactions”), each as described further in this prospectus. Certain of the Proposed Transactions—namely, the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment and the Issuance of Class B Common Stock—require a vote and approval of GDHL shareholders. Certain of the other Proposed Transactions would be effected without the vote or approval of shareholders. This prospectus contains important information about Galaxy and its business, as well as each of the Proposed Transactions, and will be used to solicit proxies for the Meeting in connection with the Proposed Transactions that GDHL shareholders are entitled to vote on and approve. Additionally, this prospectus is intended to register the issuance of shares of Pubco Class A common stock that will ultimately be held by GDHL shareholders (upon consummation of the Reorganization and the Reorganization Merger), as described further in this prospectus.
Following the completion of the Reorganization and the Reorganization Merger:
•Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their equity interests;

•Pubco will be a holding company, all of our activities will be conducted through GDH LP and its subsidiaries;
•Pubco’s principal assets will be its direct ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business;
•Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP;
•GDHL’s existing shareholders will own approximately [●]% of Pubco’s Class A common stock (or [●]% of the combined voting power of Pubco’s common stock) and holders of LP Units will own all of Pubco’s Class B common stock (or [●]% of the combined voting power of Pubco’s common stock), in each case based on the number of GDHL ordinary shares and GDH LP common units outstanding as of [●], 2023;
•Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [●]% of Pubco’s Class A common stock and [●]% of Pubco’s Class B common stock (or [●]% of the combined voting power of Pubco’s common stock) and therefore ultimately effectively control Galaxy’s business;
•each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders, and shares of Pubco’s Class B common stock will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of such transactions, including the merger of GDH Intermediate LLC with and into Pubco following completion of the Reorganization Merger with Pubco continuing as the surviving entity (the “GDHI LLC Merger” and together with the Reorganization Merger, the “Reorganization Mergers”), in order to further simplify our organizational structure. This chart reflects approximate economic and voting interests anticipated to be held by each entity as of [●], 2023, as well as all material Galaxy subsidiaries existing as of the same date, in each case, assuming that the Reorganization Mergers had occurred on or prior to such date.

Other Existing LPs
GGI (DE)
Existing GDHL Public Shareholders
Class B Common Stock
No Economic Interests
[•]% Voting Interests
Class B Common Stock
No Economic Interests
[•]% Voting Interests
Class A Common Stock
[•]% Economic Interests
[•]% Voting Interests
Class A Common Stock
[•]% Economic Interests
[•]% Voting Interests
LP Units
[•]% Economic Interests
No Voting Interests
LP Units
[•]% Economic Interests
No Voting Interests
Pubco (DE)
General Partner
No Economic Interests
100% Voting Control
LP Units
[•]% Economic Interests
No Voting Interests
GDH LP (DE)
GD LP (Cayman)
Other Existing Galaxy Operating Subsidiaries
Galaxy Digital Capital Management LP and General Partner Interests (Cayman)
Galaxy Power LLC (DE)
Galaxy Digital Partners LLC (NY) (“Broker-Dealer”)
Galaxy Digital LLC (DE)
GAM
GDIS
GGM
GGM
GAM
GDIS
GDIS
GGM
Galaxy Digital Ventures LLC (DE)
Galaxy Strategic Opportunities LLC (DE)
GDS Crypto Technologies Israel Ltd (Israel)
Galaxy Digital Trading HK Limited (Hong Kong)

The Parties to the Proposed Transactions
Galaxy Digital Holdings Ltd. and Galaxy Digital Holdings LP
GDHL is a holding company. All of GDHL’s activities have historically been, and currently are, conducted through GDH LP and its subsidiaries and GDHL’s principal asset is its ownership, directly and indirectly, of Class A Units, representing limited partnership interests of GDH LP, which entitles it to a corresponding percentage ownership of the economic interest and voting interest in our business. GDHL’s ordinary shares of are listed on the Toronto Stock Exchange under the ticker “GLXY.” Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority economic interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP, and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
GDH LP is a technology-driven financial services and investment management firm that provides institutions and Qualified Individuals with a full suite of financial solutions spanning the digital assets ecosystem. See “—Information about Galaxy” above for more information about GDH LP and its consolidated subsidiaries. Prior to the consummation of the Reorganization and the Reorganization Merger, GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP”). The sole LLC member of GDH GP is Galaxy Group Investments LLC (“GGI”), which is an entity controlled by our Founder.
Each of GDHL and GDH LP’s principal executive offices are located at 300 Vesey Street, New York City, New York 10282, United States and each of their telephone number is (212) 390-9216.

Galaxy Digital Inc.
Galaxy Digital Inc., or Pubco, is the entity the Class A common stock of which is the subject of the registration statement to which this prospectus relates, and following the consummation of the Reorganization and the Reorganization Merger, any person that receives shares pursuant to this prospectus will be a holder of Class A common stock of Pubco. Pubco, which is currently a wholly-owned subsidiary of GDHL, is a Delaware corporation that was formed on April 23, 2021 under the name Galaxy Digital Pubco Inc. for the purpose of redomiciling the existing Galaxy businesses to Delaware and consummating the other transactions contemplated by the Reorganization and the Reorganization Merger, and upon the consummation of such transactions, will exist as a holding company that consolidates the Galaxy business as a U.S. reporting company. Pubco changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
In the Reorganization Merger, GDH Delaware will merge with and into Pubco, with Pubco continuing as the surviving entity. In addition, Pubco will directly and indirectly own (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in the Galaxy business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control the Galaxy business. Because Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will own approximately [●]% of the combined voting power of Pubco’s common stock, he will ultimately effectively control the Galaxy business.
In connection with the Reorganization, we will apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY.”
Pubco’s principal executive offices and its telephone number are the same as those of GDHL and GDH LP.
The Proposed Transactions
The Domestication
Subject to the approval of GDHL shareholders, among other transactions, GDHL expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law (which is referred to as the “Domestication” and GDHL following the Domestication is referred to as “GDH Delaware”). In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Pursuant to the Domestication, GDHL will continue and re-domicile as a Delaware entity. GDHL believes that the Domestication and subsequent Reorganization Merger would, among other things, provide legal, administrative, and other similar efficiencies; relocate our jurisdiction of organization to one that is the choice of domicile for many publicly traded corporations, as there is an abundance of case law to assist in interpreting the DGCL, and the Delaware legislature frequently updates the DGCL to reflect current technology and legal trends; and provide a favorable corporate environment which will help Galaxy compete more effectively with other publicly traded companies in raising capital and in attracting and retaining skilled and experienced personnel.
To effect the Domestication, GDHL will file a director’s declaration in respect of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act (As Revised), and upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Pubco is also governed by the DGCL. Accordingly, GDHL shareholders are urged to carefully consult the information set forth in the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”

GDHL shareholders are being asked to consider and vote upon the Domestication.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Reorganization Merger.
The Domestication will occur on the business day prior to the date of the Reorganization Merger.
The Governing Documents Amendment
Prior to the Domestication, GDHL expects to amend its memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL, which is referred to as the “Governing Documents Amendment.” In the Governing Documents Amendment, certain changes to GDHL’s memorandum and articles of association are expected to be made.
GDHL shareholders are being asked to consider and vote upon the Governing Documents Amendment.
The Governing Documents Amendment will occur immediately prior to the Domestication.
The Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences
In connection with the Domestication, memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) will be amended and restated, which documents, as proposed to be amended and restated, are referred to as the “Proposed Organizational Documents,” and which amendment is referred to as the “Domestication Charter and Bylaws Amendment.” The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication (but prior to the consummation of the Reorganization Merger) and will provide for two classes of common stock of GDH Delaware: Class A common stock and Class B common stock.
If the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by GDHL’s memorandum and articles of association (as amended by the Governing Documents Amendment, the “Existing Organizational Documents”) under the Cayman Islands Companies Act (As Revised), but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this prospectus as Annex B (the “Proposed Charter”) and bylaws substantially in the form attached to this prospectus as Annex C (the “Proposed Bylaws”).
GDHL is proposing the adoption of the Proposed Organizational Documents in connection with the Domestication because they contain provisions typical of other Delaware public companies. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company.
The Existing Organizational Documents, which will govern GDHL’s affairs under the Cayman Islands Companies Act (As Revised) immediately prior to the Domestication, differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, GDHL shareholders are being asked to approve four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences.” The Domestication Charter and Bylaws Differences include certain differences between such documents as described in further detail under “The Proposed Transactions.” A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A
The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.
The Proposed Organizational Documents provide that presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.

Removal of Directors— Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2∕3% of the total voting power of the outstanding GDHL ordinary shares.
The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.

Exclusive Forum— Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.
The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction may only be brought before the federal district courts of the United States.

Ownership Limitations— Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.
In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.
GDHL shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences.
The Domestication Charter and Bylaws Amendment will occur concurrently with the Domestication.
The Issuance of Class B Common Stock
Following the Reorganization but prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert by operation of law into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication, which issuance is referred to as the “Issuance of Class B Common Stock.”
The shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value), and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Each holder of a share of Class B common stock will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of Pubco common stock.
GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under MI 61-101, are being asked to consider and vote upon the Issuance of Class B Common Stock.
The Issuance of Class B Common Stock will occur immediately following the Domestication.
The Reorganization Merger
Among other transactions, GDHL expects to consummate a merger with Pubco, in which GDH Delaware will merge with and into Pubco, with Pubco continuing as the surviving entity, which merger is referred to as the “Reorganization Merger.” In the Reorganization Merger, each share of Class A common stock and Class B common stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing parent entity following such transactions.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct and indirect ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Immediately following the Reorganization and the Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately [●]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Reorganization Merger.
The Reorganization Merger is expected to occur on the day after the Domestication.
The Meeting
GDHL will hold a special meeting, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, which is referred to as the “Meeting,” of the holders of ordinary shares of GDHL in person on [●], 2023 at [●] (local time) at [●] or virtually via live webcast at [●]. GDHL shareholders will vote on the following proposals at the Meeting:
1.to approve by special resolution a reorganization comprised of:
•the Domestication, which is referred to as the “Domestication Proposal”;
•the Governing Documents Amendment, which is referred to as the “Governing Documents Amendment Proposal”;
•upon the consummation of the Domestication, the Domestication Charter and Bylaws Amendment, which is referred to as the “Domestication Charter and Bylaws Amendment Proposal”;
•four separate proposals with respect to certain material differences between the existing organizational documents and the proposed organizational documents of GDH Delaware following its domestication as a Delaware corporation, which are referred to as the “Domestication Charter and Bylaws Differences Proposals”;
2.to approve by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101, the Issuance of Class B Common Stock, which is referred to as the “Issuance of Class B Common Stock Proposal”; and
3.to approve by ordinary resolution the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Domestication Charter and Bylaws

Amendment Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal, which is referred to as the “Adjournment Proposal”.
Each of the Proposals that must be approved by special resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the ordinary shares of GDHL who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of GDH Delaware Class B Common Stock must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
The Domestication Charter and Bylaws Amendment Proposal and each of the Domestication Charter and Bylaws Differences Proposals is conditioned on the approval of the Domestication Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal.
The quorum for the transaction of business at the Meeting consists of two or more GDHL’s shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [●] ordinary shares of GDHL, in the aggregate, would be required to achieve a quorum.
Only Registered Shareholders of record at the close of business on [●], 2023, which is referred to as the “GDHL Record Date,” will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. GDHL shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy. Subject to the Certification Process Adjustment (as described in this prospectus), each GDHL shareholder is entitled to one vote for each ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date.
To be effective, a properly executed proxy must be received by mail or delivered by hand to GDHL’s transfer agent, [●]. In order to be valid and acted upon at the Meeting, a properly executed form of proxy must be received by [●] p.m. (local time) on [●], 2023, or in the event the Meeting is adjourned or postponed, not later than [●] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by GDHL’s board of directors at its discretion and without notice, but GDHL’s board of directors is under no obligation to do so.
Voting Recommendation of GDHL’s Board of Directors
GDHL’s board of directors formed a special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (the “Special Committee”), to consider the Reorganization.
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, GDHL’s board of directors has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Proposed Transactions are in the best interests of GDHL and its shareholders and recommends that you vote or give instruction to vote “FOR” the approval of the Proposed Transactions.
Interests of GDHL’s Current Officers and Directors in the Proposed Transactions
In considering the recommendation of GDHL’s board of directors to vote in favor of the Proposals, GDHL shareholders should be aware that, aside from their interests as GDHL shareholders, certain of our directors and officers have interests in the Proposals that are different from, or in addition to, those of other GDHL shareholders generally. GDHL’s directors were aware of and considered these interests, among other matters, in evaluating the Proposals and in recommending to GDHL shareholders that they approve the Proposals. GDHL shareholders should take these interests into account in deciding whether to approve the Proposals. For a further discussion of these interests, see the section entitled “Interests of GDHL’s Current Officers and Directors in the Proposed Transactions.”
Summary Risk Factors
Our business and ownership of our Class A common stock is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” included in this prospectus. Some of these risks include:
•We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.
•Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.
•Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
•A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
•A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
•Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.
•We are highly dependent on our Founder, which exposes stockholders to material and unpredictable “key man” risk.
•Our Founder’s public profile makes it more likely that we will attract material regulatory scrutiny, which would be costly and distracting regardless of whether we have engaged in any unlawful conduct.
•If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.
•We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
•If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.
•Changes in the value levels of the assets may cause our assets under management (“AUM”), revenue and earnings to decline.
•We may fail to develop and execute successful investment or trading strategies.

•The success of our investment banking business will depend on our ability to generate and maintain ongoing, profitable client demand for our services and our ability to remain competitive in the digital asset investment banking space.
•Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock may be impacted by the acceptance of Bitcoin and other digital assets.
•The prices of digital assets are extraordinarily volatile.
•The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.
•Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect our business or restrict the use of one or more digital assets, mining activity or the operation of the digital asset trading platforms in a manner that adversely affects our business.
•Pubco is a holding company and our principal asset after completion of the Reorganization and the Reorganization Merger will be our direct ownership interest in GDH LP and we are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.
•The market price and trading volume of our Class A common stock may be volatile, and could, upon listing on the Nasdaq, be subject to even greater volatility. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
•The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
•Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to digital asset holdings.
•We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.
•Due to the unregulated nature and lack of transparency surrounding the operations of digital asset trading platforms, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets traded on those trading platforms and, consequently, our investments and our Class A common stock.
The risk factors highlighted in the section titled “Risk Factors” included in this prospectus should be carefully considered.

Summary of Historical Financial Data
The following tables present summary historical consolidated financial and operating data for Galaxy’s business as of the dates and for the periods indicated. The summary consolidated statements of operations data presented below for the fiscal years ended December 31, 2022, 2021 and 2020 and the summary consolidated statements of financial position data as of December 31, 2022 and 2021 have been derived from the audited consolidated financial statements of GDH LP appearing at the end of this prospectus. The summary consolidated statements of operations data presented below for the three months ended March 31, 2023 and 2022 and the summary consolidated statement of financial position data as of March 31, 2023 have been derived from the unaudited consolidated financial statements of GDH LP appearing at the end of this prospectus. Results for any interim period are not necessarily indicative of the results that may be expected for the full fiscal year or any future period. We have also included, as a supplement to our GAAP financial results, adjusted net income, which is a non-GAAP financial measure that management uses in evaluating the business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measure.” This measure was prepared by, and is the responsibility of, Galaxy’s management, and has not been audited or reviewed by our independent registered public accounting firm.
The summary consolidated historical financial and operating data is not necessarily indicative of the results to be expected in any future period. You should read the following summary historical financial and operating data in conjunction with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes appearing at the end of this prospectus. The summary consolidated financial and other data in this section are not intended to replace, and are qualified in their entirety by, our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	For the Three Months Ended March 31,		For the years ended December 31,
(in thousands)	2023	2022	2022	2021	2020
Net revenues	$24,402,441	$24,072,279	$120,491,852	$136,124,600	$15,957,315
Total cost of revenues	24,204,641	24,013,569	120,995,931	134,098,694	15,387,425
Gross profit	197,800	58,710	(504,079)	2,025,906	569,890
Total operating expenses	79,780	92,077	445,141	284,806	72,001
Total other income / (expense)	(1,281)	11,925	104,800	(25,704)	(15,356)
Net income / (loss)	$111,679	$(15,323)	$(816,129)	$1,671,710	$482,533
Net income attributable to Unit holders	111,679	(1,912)	(718,910)	1,474,334	329,148
Adjusted net income / (loss)(1)	$137,963	$27,226	$(645,371)	$1,603,511	$360,225
__________________
(1)Adjusted net income / (loss) is a non-GAAP financial measure. For additional information on why we present this non-GAAP financial measure, the limitations associated with using this non-GAAP financial measure and a reconciliation of our non-GAAP financial measure to the most comparable applicable GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Galaxy—Non-GAAP Financial Measure.”

	As of March 31, 2023	As of December 31,
(in thousands)		2022	2021
Cash and cash equivalents	$399,943	$542,101	$840,776
Digital intangible assets	693,645	362,383	1,751,367
Digital financial assets	141,363	199,632	335,594
Other current assets	527,514	251,667	754,890
Non-current assets	1,129,923	983,108	1,210,392
Total assets	$2,892,388	$2,338,891	$4,893,019
Total liabilities	1,346,733	922,697	2,443,791
Redeemable noncontrolling interest	—	—	161,536
Unit holders’ capital	1,545,655	1,416,194	2,287,692
Total liabilities and equity	$2,892,388	$2,338,891	$4,893,019
Summary of Unaudited Pro Forma Condensed Combined Financial Information
The following tables present Pubco’s unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2023 and the year ended December 31, 2022 and reflect GDH LP’s historical financial statements adjusted for the pro forma effects of the Reorganization and the Reorganization Merger described under “The Proposed Transactions’’.
The unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2023 and the year ended December 31, 2022 give pro forma effect to the Proposed Transactions as if they had occurred on January 1, 2022. The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of Pubco appearing elsewhere in this prospectus and the accompanying notes thereto. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

	For the three months ended March 31, 2023	For the year ended December 31, 2022
	Pro Forma for the Reorganization and the Reorganization Merger
	(in thousands)
Net revenues	$24,402,441	$120,491,852
Cost of revenues	24,204,641	120,995,931
Gross profit / (loss)	197,800	(504,079)
Total operating expenses	79,780	445,141
Total other income /(expense)	24	52,807
Income taxes expense / (benefit)	10,400	(66,660)
Net income / (loss)	107,644	(829,753)
Net income / (loss) attributable to Common shareholders	$35,092	$(238,806)

Material Tax Consequences to GDHL Shareholders
Certain Canadian Federal Income Tax Considerations of the Reorganization and the Reorganization Merger
The Reorganization and the Reorganization Mergers are not expected to give rise to a taxable event for GDHL shareholders who are residents of Canada and who hold their ordinary shares of GDHL as capital property for purposes of the Income Tax Act (Canada) (the “Tax Act”), except to the extent that such a shareholder elects for subsection 87(8) of the Tax Act not to apply. A Canadian resident GDHL shareholder who does not make such an election will generally acquire their shares of Pubco Class A common stock on the Reorganization Merger and be deemed to reacquire their shares of Pubco Class A common stock on the GDHI LLC Merger at a tax cost equal to the tax cost of their Class A common stock of GDH Delaware immediately before the Reorganization Merger (which will generally be equal to the tax cost of their ordinary shares of GDHL immediately before the Reorganization). The Canadian federal income tax consequences of holding shares of Pubco Class A common stock following completion of the Reorganization and the Reorganization Mergers will be substantially similar to the Canadian federal income tax consequences of holding ordinary shares of GDHL.
The brief Canadian tax summary provided above is qualified in its entirety by the more detailed discussion in the section “Certain Canadian Federal Income Tax Considerations” below. GDHL shareholders are urged to consult with and rely on their own tax advisors to determine the particular tax consequences to them of the Proposed Transactions (and the GDHI LLC Merger) as well as the tax consequences of the ownership and disposition of shares of Pubco Class A common stock received pursuant to the Reorganization Merger. For more information, see “Certain Canadian Federal Income Tax Considerations.”
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders
GDHL has received an opinion of counsel to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, each of the Domestication and the Reorganization Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. The completion of the Reorganization and the Reorganization Merger is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication or the Reorganization Merger as of the occurrence of the Domestication or the closing of the Reorganization Merger from Davis Polk or any other counsel. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and relies on the present and continuing accuracy of certain assumptions, representations, warranties and covenants of the parties. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if the IRS were to successfully challenge the status of the Domestication or the Reorganization Merger as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, the tax consequences of the Domestication and the Reorganization Merger could differ from those set forth below in the section entitled “Certain U.S. Federal Income Tax Considerations,” and U.S. Holders of GDHL ordinary shares or GDH Class A common, as applicable, could be subject to U.S. federal income tax upon the receipt (or deemed receipt) of GDH Delaware Class A common or Pubco Class A common stock, as applicable, in the Domestication or the Reorganization Merger in a manner that differs from that described below.
The Domestication may result in U.S. federal income tax for U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders”) of GDHL ordinary shares. In general, subject to the potential application of the PFIC rules (as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication—PFIC Considerations with Respect to the Domestication”), U.S. Holders who own GDHL ordinary shares with a fair market value of at least $50,000 at the time of the Domestication, but who are not 10% shareholders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication”) will recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A common stock in the Domestication (unless they elect to include in income, as a dividend, the “all earnings and profits amount,” if any, as described in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication”).

Subject to the potential application of the PFIC rules, U.S. Holders who are 10% shareholders on the date of the Domestication will generally be required to include in income, as a dividend, the “all earnings and profits amount,” if any. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2022. GDHL has not yet made any determination regarding its earnings and profits for its taxable year ending as of the date of the Domestication. Subject to the potential application of the PFIC rules, U.S. Holders who own GDHL ordinary shares with a fair market value of less than $50,000 and who are not 10% shareholders should not be required to recognize any gain or loss in connection with the Domestication, and generally should not be required to include any part of the “all earnings and profits amount,” if any, in income.
In addition to the foregoing, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. See “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders” below for more information regarding certain U.S. federal income tax considerations relevant to U.S. Holders with respect to the Domestication, including the potential application of the PFIC rules.
Subject to the discussion above, U.S. Holders of GDH Delaware Class A common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the Reorganization Merger. For a more detailed discussion of the consequences of the Reorganization Merger to U.S. Holders, see the section entitled “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Reorganization Merger.”
U.S. Holders are strongly urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the Domestication and the Reorganization Merger to them in their particular circumstances, including whether they would be considered 10% shareholders, whether to make the “all earnings and profits” election where applicable, the appropriate filing requirements with respect to this election and the potential application of the PFIC rules to the Domestication.
Non-U.S. Holders (as defined in “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders”) generally should not be subject to U.S. federal income tax in respect of the Domestication and Reorganization Merger, unless they have certain connections to the United States. However, depending on their particular circumstances (including their jurisdiction of fiscal residence), Non-U.S. Holders may be subject to non-U.S. taxes in respect of the Proposed Transactions.
The summary provided above is qualified in its entirety by the section “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders” below, which sets forth the material U.S. federal income tax considerations generally relevant to GDHL shareholders participating in the Domestication and the Reorganization Merger. GDHL shareholders are urged to consult with their own tax advisors to determine the particular tax consequences to them of the Domestication and the Reorganization Merger, as well as the tax consequences of the ownership and disposition of Pubco Class A common stock received pursuant to these transactions.
Certain Cayman Islands Income Tax Considerations
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. For more information, please see “Certain Cayman Islands Income Tax Considerations.”
Appraisal and Dissenters Rights of GDHL Shareholders
There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Proposed Transactions under Cayman Islands law or the DGCL.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
•our future financial performance, including our expectations regarding and our ability to achieve and maintain future profitability;
•our limited operating history, lack of experience implementing our business plan and our ability to effectively manage our growth;
•anticipated trends, growth rates and challenges in our business, the cryptoeconomy and in the markets in which we operate;
•our failure to adhere to complex and evolving governmental laws and regulations;
•the continuing development and market acceptance of digital assets and distributed ledger technology;
•the price of digital assets globally and the volume of transactions;
•our dependence upon our Founder and the fact that we are controlled by our Founder;
•increased expenses associated with being subject to the Exchange Act and other U.S. regulation and, if successfully consummated, with being a listed company on the Nasdaq;
•our failure to maintain and grow our customer base;
•our failure to continue to innovate and provide services that are useful to customers and achieve and maintain market acceptance;
•the impact of acquisitions of or investments in complementary companies, products, services or technologies and our ability to successfully integrate such companies or assets;
•the effects of increased competition in our markets and our failure to compete effectively;
•our revenue not growing at the rates they historically have, or at all;
•our failure to successfully execute on our growth initiatives, business strategies, or operating plans;
•the presentation of our financial statements in accordance with U.S. GAAP, and any future changes in U.S. GAAP or other accounting principles applicable to us;

•incorrect estimates or judgments relating to our critical accounting policies;
•our failure to comply with current and future federal and state privacy, security and data protection laws, regulations or standards;
•inadequate investment in or maintenance of our operating platform and other information technology and business systems;
•security breaches or incidents, loss or misuse of data, a failure in or breach of our operational or security systems or other disruptions;
•disruptions in our disaster recovery systems or management continuity planning;
•our ability to obtain, maintain, protect and enforce our intellectual property;
•Pubco’s dependence on distributions from GDH LP to pay its taxes and expenses, including payments under the Tax Receivable Agreement and to fund dividend payments, if any;
•our ability to realize any benefit from the Domestication or proposed organizational structure; and
•the other risk factors described under “Risk Factors.”
Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS
Ownership of our Class A common stock involves a high degree of risk. These risks include, but are not limited to, those described below, each of which may be relevant to an investment decision. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. If any of the following risks or other risks actually occur, our business, financial condition, results of operations, and future prospects could be materially harmed. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Operations
We have limited operating history. Our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable.
We and our subsidiaries have limited operating history on which an investor might evaluate our performance. We began operations in 2018, and publicly introduced new products and services, including buying and selling of select cryptocurrencies (our “trading business”), managing capital on behalf of third parties (our “asset management” services), our financial, investment and strategic financial services (our “investment banking” and our principal investments business, now incorporated into our “crypto ventures” business and referred to as balance sheet venture investments, as applicable), and our suite of products and services related to bitcoin mining (our “mining” services) in 2020 and, our self-custody technology business in 2023. As a result, we are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues, any of which could have a material adverse effect on us and may force us to reduce or curtail operations. Due to our limited operating history, our business model has not been fully proven and we have limited financial data that can be used to evaluate our current business and future prospects, which subjects us to a number of uncertainties, including our ability to plan for, model and manage future growth and risks. Our historical revenue growth should not be considered indicative of our future performance. There is no assurance that we will be successful in achieving a return on stockholders’ investment and the likelihood of success must be considered in light of the early stage of operations. Even if we accomplish these objectives, we may not generate the anticipated positive cash flows or profits. No assurance can be given that we will ever be successful in our operations and operate profitably.
Furthermore, our business lines are nascent, unproven and subject to material legal, regulatory, operational, reputational, tax and other risks in every jurisdiction and are not assured to be profitable. We may fail to be able to implement our investment or trading strategies, achieve our investment objectives, effectively operate our digital asset mining sites, develop our business lines or produce a return for our investors. We have chosen to pursue a number of different businesses in this evolving industry. It is possible that some of these businesses may be difficult to enter and/or it may become evident that a particular business is not a productive use of capital or time. This could lead us to modify our businesses and focus. In particular, we may become involved in investments and projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in digital assets industry.
From time to time, we may also launch new lines of business, offer new products and services within existing lines of business or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and we would invest significant capital and resources in such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new lines of business, products or services and price and profitability targets may not be met.
Furthermore, our revenues and costs may fluctuate due to start-up costs associated with new businesses or products and services while revenues may take time to develop, which may adversely impact our results of operations. If we are unable to successfully manage our business while reducing expenses, our ability to continue in business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetizing assets. The occurrence of any of the foregoing risks would have a material adverse effect on our financial results, business and prospects.
Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency.
Our leading sources of revenue are dependent on digital assets and the broader cryptoeconomy. Our operating results have and will significantly fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrency. Significant positive or negative changes in cryptocurrency asset prices will not necessarily result in similar benefit or impairment to our operating results and financial condition. For example, the cumulative market capitalization of cryptocurrencies decreased approximately 57% during the three months ended June 30, 2022, while the value of Unit holders’ capital decreased 23% during the same period. In addition, during the three months ended September 30, 2022, Unit holders’ capital decreased by 90%, while the cumulative market capitalization of cryptocurrencies increased by 7%. Our operating results will continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
•our dependence on offerings that are dependent on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;
•our ability to attract, maintain, and grow our customer base and engage our customers;
•changes in the legislative or regulatory environment, or actions by governments or regulators, including fines, orders, or consent decrees;
•legislative or regulatory changes that impact our ability to offer certain products or services;
•the impact of environmental, social and governance concerns surrounding digital assets;
•pricing for our products and services;
•investments we make in the development of products and services as well as technology offered to our ecosystem partners, international expansion, and sales and marketing;
•our utilization of and dependence on centralized digital asset trading platforms and over-the-counter markets that are approved primarily based on our diligence review;
•macroeconomic conditions, including decreased trading in global markets or decreased demand for financial services products generally;
•disputes with our customers or regulators, adverse legal proceedings or regulatory enforcement actions, judgments, settlements, or other legal proceeding and enforcement-related costs;
•the development and introduction of existing and new products and services by us or our competitors;
•increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;
•the timing and amount of non-cash expenses, such as stock-based compensation and asset impairment;
•system failure or outages, including with respect to third-party cryptocurrency networks, breaches of security or privacy or any inaccessibility of the third-party cryptocurrency networks due to our or third-party actions;
•changes in the overall tax rate for our business, changes in tax laws or judicial or regulatory interpretations of tax laws;

•changes in accounting standards, policies, guidance and interpretations or principles;
•changes in requirements imposed on us by regulators or by our counterparties, including net capital requirements imposed by the SEC and FINRA;
•our ability to attract and retain talent;
•our ability to compete with our competitors; and
•general economic conditions in either domestic or international markets, including the impact of the ongoing COVID-19 pandemic.
As a result of these factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of our business and the cryptoeconomy, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in our financial statements may be significantly different from historical or projected rates. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the market price of our Class A common stock may increase or decrease significantly.
Our operating results are dependent on the prices of digital assets and volume of transactions that we conduct. If such price or volume declines, our business, operating results, and financial condition would be adversely affected.
Any declines in the volume of digital asset transactions, the price of digital assets, or market liquidity for digital assets generally may adversely affect our operating results. We have significant investments in digital assets. As of March 31, 2023, we held digital intangible assets of $693.6 million and digital financial assets of $141.4 million. In addition, Unitholders’ capital was $1.5 billion as of such date. Changes in the value of investments and digital assets will generally have a significant impact on our results. Our operating results will be impacted by the revenues and profits we generate from the purchase, sale, and trading of digital assets. The price of digital assets and associated demand for buying, selling, and trading of digital assets have historically been subject to significant volatility. For instance, in 2017, the value of certain digital assets, including bitcoin, experienced steep increases in value, followed by a steep decline in 2018. More recently, after recovering and reaching record highs in December 2021, the value of the total crypto market cap declined by approximately 46% in the fifteen months ended March 31, 2023. The collapse of several companies in the digital asset industry such as Celsius, Voyager and FTX in 2022 impacted digital assets prices at various points throughout the year and digital asset prices continue to be volatile. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, and may significantly decline in the future, without recovery. Such uncertainty and volatility depend on a number of factors, including:
•market conditions across the cryptoeconomy;
•changes in liquidity, volume, and trading activities;
•trading activities on digital asset trading platforms worldwide, many of which may be unregulated, and may include manipulative activities;
•investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
•the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;
•decreased user and investor confidence in digital assets and digital asset trading platforms;
•negative publicity and events relating to the cryptoeconomy;
•unpredictable social media coverage or “trending” of digital assets;

•the ability for digital assets to meet user and investor demands;
•the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;
•consumer preferences and perceived value of digital assets and digital asset markets;
•increased competition from other payment services or other digital assets that exhibit better speed, security, scalability, or other characteristics;
•regulatory or legislative changes and updates affecting the cryptoeconomy;
•the characterization of digital assets under the laws of various jurisdictions around the world;
•the maintenance, troubleshooting, and development of the blockchain networks underlying digital assets, including by miners, validators, and developers worldwide;
•the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
•ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset trading platforms;
•financial strength of market participants;
•the availability and cost of funding and capital;
•the liquidity of digital asset trading platforms;
•interruptions in service from or failures of major digital asset trading platforms;
•availability of an active derivatives market for various digital assets;
•availability of banking and payment services to support cryptocurrency-related projects;
•level of interest rates and inflation;
•monetary policies of governments, trade restrictions, and fiat currency devaluations; and
•national and international economic and political conditions.
There is no assurance that any digital asset will maintain its value or that there will be meaningful levels of trading activities. For example, in 2022 we witnessed dampened demand for trading digital assets in the wake of industry turmoil, impacting our operating results. In the event that the price of digital assets or the demand for trading digital assets decline, our business, operating results, and financial condition would be adversely affected.
A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
Depending on the facts and circumstances, a digital asset may be considered a “security”, or an activity in which we engage may be deemed to involve a “security” transaction, under the federal securities laws. The test for determining whether a particular digital asset is a “security”, or whether a particular activity involves a “security” transaction, is complex and difficult to apply, and the outcome is difficult to predict. Public, though non-binding, statements by senior officials at the Securities and Exchange Commission (the “SEC”) have indicated that the SEC did not consider bitcoin or ether to be securities and does not currently consider bitcoin to be a security. The SEC staff has authored informal, non-binding letters to the promoters of a handful of digital assets to the effect that the staff would not recommend enforcement action to the SEC on the basis that transactions in such digital assets, as described to the staff by their respective promoters, are securities transactions. On the other hand, the SEC has brought enforcement actions against the promoters of several other digital assets on the basis that the digital assets in question are securities. Moreover, in September 2021 testimony before the Senate Banking Committee, the chair of the SEC stated that “only a small number” of digital assets are not securities. Beyond the public enforcement actions involving specific digital assets, the SEC has not yet publicly identified which specific digital assets it considers to be securities, although it is possible that the SEC could do so in the future in the context of enforcement actions or in public statements outside the enforcement context. And although there is limited guidance on the subject, the SEC has also found certain economic arrangements involving digital assets to be securities transactions.
The SEC’s positions on the federal securities law status of particular digital assets are closely watched and can have dramatic effects, whether or not the SEC’s positions prevail in federal court. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws, but were not. In the weeks following the filing of the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. In July 2023, a U.S. district court ruled that certain sales of XRP were not securities transactions for purposes of the federal securities laws, while others were. Also, in July 2022, the SEC filed insider trading charges against a former employee of Coinbase Global, Inc. and two other individuals. In the complaint, the SEC alleged that nine digital assets were securities under the U.S. federal securities laws. The SEC also brought charges against Genesis Global Capital, LLC, a subsidiary of Genesis Global Holdco, LLC, and Gemini Trust Company, LLC in January 2023 for their alleged unregistered offer and sale of securities to retail investors. Genesis Global Holdco, LLC, together with its subsidiaries filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 2023. Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. Both Coinbase and Binance have denied the allegations, but the outcome of these lawsuits, and the federal securities law status of the identified digital assets, remain uncertain. The SEC’s action against XRP’s promoters, its actions against Genesis, Gemini, Coinbase and Binance and its inclusion of securities designations in these and other complaints underscore the continuing uncertainty around which digital assets are securities or when an activity involves a securities transaction. See “Information about Galaxy—Legal Proceedings” for more information.
Whether a digital asset is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act and the Investment Company Act of 1940, as amended (the “Investment Company Act”). Digital assets as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.
Any enforcement action by the SEC or a state securities regulator, or a court decision or SEC announcement, asserting or finding that a particular digital asset is a security for purposes of the federal securities laws would be expected to have an immediate and material adverse impact on the trading value of that digital asset if it is then generally used or traded in the United States, and depending on the specific characteristics of the digital asset, could have adverse spillover effects on the trading values of other digital assets perceived to share similar characteristics that are also generally used or traded in the United States. This is because the business models behind most digital assets are incompatible with U.S. regulations applying to transactions in securities. If a digital asset is asserted or found to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets. For example, all transactions in such digital asset would have to be registered with the SEC and potentially state securities regulators, or conducted in accordance with exemptions from registration, which could severely limit its liquidity and usefulness. Moreover, the network on which such digital asset is utilized may be subject to regulation as a securities intermediary, which could effectively render the network impracticable for its existing purposes. In addition to materially and adversely affecting the trading value of the digital asset, any such consequences are likely to significantly impact the digital asset’s liquidity and market participants’ ability to convert the digital asset into U.S. dollars.
As described under “—A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock,” the determination that a digital asset is a security under the federal securities laws could also have adverse U.S. regulatory consequences for us. But even if there were no such adverse U.S. regulatory consequences, we may nevertheless decide to terminate our services relating to that digital asset and liquidate our holdings of that digital asset while we believe a liquid market still exists, which could result in us selling that digital asset at depressed prices.
For a discussion of the potential consequences of having engaged in a digital asset transaction in the United States or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security, see “Information About Galaxy—Government Regulation—United States—Securities Regulation Generally.”
To the extent we hold any digital asset that is impacted by an assertion or finding of securities status, or we engage in any economic arrangement in respect of a digital asset that is deemed to be a securities transaction, our business, financial condition and results of operations would be adversely impacted, as they would to the extent we earn revenues from transacting or facilitating transactions in that digital asset. Depending on which digital asset or activities are impacted, these adverse impacts could be material to us and to the market price of the Class A common stock.
A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.
In addition to the potential for adverse consequences to our business, financial condition and results of operations described under “—A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock,” the classification of a digital asset as a security under the federal securities laws has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, clearing and holding of such assets. In June 2023, the SEC brought enforcement actions against two digital asset trading platforms alleging that a number of digital assets are securities and that, as a result, each had failed to register with the SEC in a number of capacities as required under the federal securities laws. In the days following the complaint, one of the digital asset trading platform’s publicly traded stock price fell by 10%. Although we take these implications into account for those digital assets that we treat as securities for federal securities law purposes, for a digital asset that we previously treated as not being a security for federal securities law purposes, these implications could include the following, any of which could have adverse consequences to our business, financial condition and results of operations as well as the market price of the Class A common stock:
•Liability for participating in unregistered securities offerings.     In the United States, securities generally may not be offered or sold unless registered with the SEC or an exemption from registration is available. If a digital asset is determined to be a security and we offered or sold that digital asset without a valid exemption from SEC registration requirements, we could incur liability to purchasers as well as SEC monetary fines and other penalties, including restrictions on our ability to conduct business.

•Liability for acting as an unregistered broker-dealer, national securities exchange or clearing agency.     A person in the business of effecting transactions in securities in the United States is generally subject to registration with the SEC as a “broker” or “dealer.” A platform that brings together purchasers and sellers to trade securities in the United States is generally subject to registration as a national securities exchange, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. A person that facilitates clearing and settlement of securities or that acts as a securities depository may be subject to registration with the SEC as a clearing agency. If a digital asset is determined to be a security and we transacted in that digital asset in a manner implicating any of the foregoing SEC registration requirements without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
•Liability for operating as an unregistered investment company.     A person in the business of investing in securities in the United States is subject to registration and regulation as an investment company under the Investment Company Act, unless a valid exemption from such registration applies. The laws and regulations applicable to registered investment companies, including limitations on debt and other forms of leverage, restrictions on transactions with affiliates and other limitations on business activities generally make it impractical for an operating company such as us. If one or more digital assets is determined to be a security and we had been relying on such digital assets as not being securities for Investment Company Act purposes, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business. In addition, counterparties to contracts to which we are party could seek to avoid their obligations under those contracts on grounds that contracts with illegally unregistered investment companies are unenforceable.
•Obligation to restructure our operations in order to avoid operating as an unregistered investment company.     We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act, If we determined that we risked becoming subject to registration as an investment company under the Investment Company Act, we would explore alternatives for avoiding this status, which may include disposing of digital asset securities, or one or more of our balance sheet venture investments, or acquiring businesses or assets that are not securities, and we may be required to effect such dispositions or acquisitions under unfavorable market conditions. See “—Risks Related to Our Organizational Structure and the Pubco Class A Common Stock—If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.”
•Liability for acting as an unregistered investment adviser.     A person in the business of advising others, for compensation, with respect to securities in the United States or to U.S. clients is subject to registration and regulation as an investment adviser under the Advisers Act, unless a valid exemption from such registration applies. If a digital asset is determined to be a security and we advised clients as to that digital asset in a manner implicating Advisers Act registration requirements without being so registered or without a valid registration exemption, we could incur SEC monetary fines and other penalties, including restrictions on our ability to conduct business.
We may be able to take steps in order to bring our operations into compliance with the federal securities laws following a determination that one or more digital assets in which we transact are securities, but there is no guarantee that we would be able to take such actions as may be necessary to ensure that our future activities comply with applicable law, which could force us to discontinue some or all of our business activities. In general, any steps we are able to take in order to ensure future compliance with applicable laws would not insulate us from liability for past violations.
While the above description of adverse regulatory consequences focuses on the federal securities laws, the various U.S. states and jurisdictions outside the United States also intensively regulate securities transactions, and so a U.S. state’s or other jurisdiction’s determination that a particular digital asset is a security could have similarly adverse consequences to our business, financial condition and results of operations as well as the market price of the Class A common stock.

Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.
We have procedures designed to analyze whether each digital asset that we seek to transact in or develop could be deemed to be a “security” under the federal securities laws. See “Information About Galaxy—Government Regulation—United States—Securities Regulation Generally.” We have adapted our process for determining the federal securities law status of digital assets over time, as the specific steps in the process have evolved in light of the developing regulatory environment. Prior to 2018, our activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, we implemented a procedure whereby before transacting in a new digital asset, our trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so approve it for transactions. Beginning in January 2019, our legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to a Risk Committee later renamed the “Token Committee” composed of senior executives, including members of the legal department, and advised by the legal department. The Token Committee is currently comprised of our President, Chief Financial Officer, Chief Operating Officer, General Counsel, Head of Trading, Head of Technology, Head of Research, Head of Operations, Chief Compliance Officer, Deputy Chief Compliance Officer and Deputy General Counsel. In August 2020, with the benefit of several months’ experience using the Token Committee approval process, our legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Token Committee with advice of the legal department. In August 2021, the Token Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities law status, which may include a legal analysis prepared by external lawyers.
As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as court rulings, reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. To the extent any such court rulings, reports, orders, press releases, public statements, speeches or other developments we become aware of implicate a digital asset that we have previously sorted into the “No Restrictions” category, we endeavor to reassess the federal securities law status of such digital asset. In certain circumstances, our categorization of particular digital assets has changed, and may in the future change, in light of new information. For example, if a digital asset in which we transact in the United States or with U.S. clients or counterparties were alleged to be a security in an SEC enforcement order or in a statement or speech by an SEC official, we would consider any new findings of facts, legal analyses and other circumstances involving such digital asset that are relevant to whether such digital asset may be a security, and determine whether our classification of such digital asset should be modified. Conversely, certain digital assets that were once offered in a manner that led us to sort them into the “Non-US” category (i.e., because they did not meet the criteria for inclusion in the “No Restrictions” category at the time of such determination), may later be re-analyzed based on developing facts and circumstances. Under certain circumstances, we may determine that we have reasonable grounds for concluding that such a digital asset is not a security under the federal securities laws, and re-categorize such digital asset into the “No Restrictions” category. We also evaluate any broader impact that such court rulings, reports, orders, press releases, public statements and speeches may have on our overall business strategy, in particular the scope of our trading business. We continue to monitor the U.S. and global regulatory environment, and we expect our process to continuously evolve to take into account case law, facts, and developments in technology, as regulatory guidance evolves. However, because of the inherent uncertainties associated with such an analysis, we acknowledge that a particular digital asset that we transact in or develop may in the future be found by the SEC or a federal court to be a security notwithstanding our prior conclusion, and such prior conclusion, even if reasonable under the circumstances, would not preclude legal or regulatory action based on the presence of a security. We recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change. See “Information About Galaxy—Government Regulation” for more information.

Because of complexities in applying the federal securities laws to digital assets and the fact that different companies doing business in the digital asset industry take varying approaches to digital asset analyses, we expect that competitors may reach different conclusions from us on the securities-law status of a particular digital asset or digital asset category. Although we anticipate that these differences will narrow over time as the SEC and federal courts address the securities-law status of larger numbers of individual digital assets, or as Congress enacts relevant legislation, until that occurs, where competitors conclude that they have the ability to transact in digital assets in ways that we do not permit because of these different conclusions, some competitors may have business and revenue opportunities that are not available to us.
We believe that our process reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether a particular digital asset is a security. However, we recognize that the application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change, and therefore legal and regulatory risk will be an inherent feature of our business model until greater legal and regulatory certainty becomes possible. Because our process may be considered “risk based” in the sense that it is not capable of entirely eliminating risks associated with a particular digital asset being found to be a security, and because of the fact that our determinations (and similar determinations by other industry participants) are not binding upon the SEC, any federal court or any state securities regulator, we acknowledge that a particular digital asset that we transact in may in the future be found by the SEC, a federal court or a state securities regulator to be a security notwithstanding our prior determination. We also acknowledge that the SEC, a federal court or a state securities regulator may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third party promotor. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security. See “Information about Galaxy—Legal Proceedings” for more information.
We are highly dependent on our key personnel, including our Founder, which exposes stockholders to material and unpredictable “key man” risk.
We are highly dependent on the services of our senior management team, including members of our executive team, and other key employees and personnel across product, engineering, risk management, compliance and legal, finance and marketing. Because we operate in a relatively new industry that requires highly skilled and technical personnel, our future success is highly dependent on the talents and contributions of our senior management and other key personnel. The loss of any such key personnel could disrupt our operations and have a material adverse effect on our business.
In particular, we are highly dependent on the services of Michael Novogratz, our founder, CEO and, through his direct and indirect ownership, the largest beneficial owner of Pubco’s Class A common stock (after giving effect to the Reorganization and the Reorganization Merger) (our “Founder”), for conducting our businesses, implementing investment and trading strategies and establishing and maintaining relationships with key business counterparties. If the services of our Founder were to become unavailable for any reason including a voluntary decision by our Founder to no longer continue with the business, it would have a material adverse effect on our business and investment decisions, financial results and returns to our stockholders.
Our Founder, other members of senior management or other key personnel could engage in activities outside of Galaxy or could quit Galaxy in favor of other pursuits. Neither our Founder nor any other key personnel are contractually required to continue to provide services to us. While all of our key personnel have entered into employment agreements with us which contain covenants that they will not compete with us and applicable laws may prevent such personnel from engaging in certain directly competitive activities to the extent that they are members of the Board, such laws will not guarantee to stockholders that such personnel will devote their full time, attention or efforts to us. For example, if our Founder were to cease to provide services to us, he could engage in other pursuits, which may relate to digital assets or investing, while remaining our largest and generally controlling owner, an outcome that may be unfavorable to stockholders. Our Founder may also continue to manage significant non-digital assets outside of us, which may consume some of his time, attention and efforts.

Our Founder’s public profile makes it more likely that we will attract material regulatory scrutiny, which would be costly and distracting regardless of whether we have engaged in any unlawful conduct.
Our Founder has been a vocal and visible proponent of digital assets, in some cases attracting controversy in connection with his views and statements as expressed on social media or otherwise. Further, due to our Founder’s public profile, his views, statements and conduct could be subject to scrutiny by both the public at large and governmental and regulatory bodies, which could adversely affect our business and our reputation. These considerations make it foreseeable that we could attract material regulatory scrutiny driven in part by the visibility of our Founder, irrespective of whether we have engaged in any unlawful conduct. Regulatory scrutiny may take the form of requests for information or responses, examinations, meetings or other types of interactions that may proceed to a formal enforcement action, suit, fine or other formal negative sanction, consume a material amount of management’s time, attention and efforts, lead to material spending on legal and other advisors or cause other negative consequences.
If we fail to develop, maintain and enhance our brand and reputation, our business operating results and financial condition may be adversely affected.
Our brand and reputation are key assets and a competitive advantage, and maintaining a strong brand and reputation will be an important factor in our success and our development of our business. Protecting and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support. Thus, maintaining, protecting, and enhancing our reputation is also important to our development plans and relationships with our partners and counterparties. Furthermore, we believe that the importance of our brand and reputation may increase as competition in both the financial services industry and the cryptoeconomy further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, the quality of or changes to our products and services, litigation or regulatory activity, privacy practices, data security compromises or breaches, terms of service, employment matters, the use of our products, services, or supported digital assets for illicit or objectionable ends, the actions of our clients, customers, employees, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation and our business.
We receive a high degree of media coverage in the cryptoeconomy and around the world. Additionally, because we are a founder-led company, actions by, or unfavorable publicity about our Founder, may adversely impact our brand and reputation. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased revenue, which could have an adverse effect on our business, operating results, and financial condition. Further, we may in the future, be the target of social media campaigns criticizing actual or perceived actions or inactions that are disfavored by our customers, employees, or society at-large, which campaigns could materially impact our customers’ decisions to engage with our products and services.
More broadly, because the digital asset and blockchain technology sectors are relatively nascent, public opinion is underdeveloped and will continue to evolve over time. For example, recently, there has been increased focus on the environmental, social and governance considerations regarding the use of electricity and other resources for digital asset mining operations. Public debate regarding the regulation of all facets of the digital asset sector will continue to take shape as regulators and lawmakers make their positions known. Moreover, in 2022, each of Celsius Networks, Voyager Digital, Three Arrows Capital and FTX declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding crypto more broadly. Unfavorable media coverage in relation to the cryptoeconomy, including the societal impact of digital assets and the infrastructure that supports them and/or the viability of any particular cryptocurrency, digital asset trading platform, or firm engaged in digital asset-related businesses, could have a cascading impact on digital assets as an investable asset class, or even the cryptoeconomy at large, and adversely impact our business, our operating results and the value of any investment in us.

If we fail to protect our brand image or reputation, we may experience material adverse effects to the size, demographics, engagement, and loyalty of our customers and counterparties, resulting in decreased revenue. In addition, if securities analysts or investors perceive any media coverage of us, or of the cryptoeconomy more broadly, to be negative, the price of our Class A common stock may be adversely affected. Any such negative publicity could have an adverse effect on the size, activity, and loyalty of our customers and counterparties, and result in a decrease in revenue, which could adversely affect our business, operating results, and financial condition. See “Risks related to Cryptocurrencies and Digital Assets—Due to unfamiliarity and some negative publicity associated with digital asset trading platforms, existing and potential customers may lose confidence in digital asset trading platforms” for further discussion of these risks.
If we are unable to successfully identify, hire and retain qualified individuals, we will not be able to implement our growth strategy successfully.
Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled personnel and senior management. We currently depend on the continued services and performance of our key personnel, including our Founder. Our growth strategy is based, in part, on our ability to attract and retain highly qualified individuals. Competition presented by other firms may create difficulty for us in recruiting and retaining professionals of a caliber consistent with our business strategy. If we are unable to successfully identify hire, develop, motivate and retain qualified professionals, this failure could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. If one or more of our executive officers or key employees were unable or unwilling to continue their employment with us, we might not be able to replace them easily, in a timely manner, or at all. The risk that competitors or other companies may poach our talent increases as we continue to build our brands and become more well-known. Our key personnel have been, and may continue to be, subject to poaching efforts by our competitors and other fintech, internet and high-growth companies, including well-capitalized players in the digital asset space. The loss of key personnel, including members of management as well as key engineering, product development, marketing, and sales personnel, could disrupt our operations and have a material adverse effect on our business. The success of our brand also depends on the commitment of our key personnel to our mission. To the extent that any of our key personnel act in a way that does not align with our mission, our reputation could be materially adversely affected.
Our future success will depend upon our continued ability to identify, hire, develop, motivate and retain highly skilled individuals across the globe, with the continued contributions of our senior management being especially critical to our success. Competition for well-qualified, highly skilled employees in our industry is intense and our continued ability to compete effectively depends, in part, upon our ability to attract and retain new employees. While we have established programs to attract new employees and provide incentives to retain existing employees, particularly our senior management, we cannot guarantee that we will be able to attract new employees or retain the services of our senior management or any other key employees in the future. Additionally, we believe that our culture and core values have been, and will continue to be, a key contributor to our success and our ability to foster the innovation, creativity and teamwork we believe we need to support our operations. If we fail to effectively manage our hiring needs and successfully integrate our new hires, or if we fail to effectively manage remote work arrangements , our efficiency and ability to meet our forecasts and our ability to maintain our culture, employee morale, productivity and retention could suffer, and our business, financial condition and results of operations could be materially adversely affected.
We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, changing customer needs, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad, and both those that focus on traditional financial services and those that focus on crypto-based services. For our discrete business lines we face competition from the following sources:
•Global Markets.     Our trading business within the Global Markets segment competes with an inter- and multi-national set of spot, prime, proprietary, and derivatives OTC providers and exchanges, and our lending business competes with a variety of both traditional and non-traditional financing suppliers. Our business lines also compete against DeFi lending and trading platform protocols and applications. Our investment banking business competes with investment banking advisory teams and firms ranging in size and scope, from boutiques focused on the crypto or fintech sectors to bulge bracket providers of advisory and underwriting services across multiple sectors and asset classes.
•Asset Management.     Our asset management business competes with other traditional and crypto-native asset managers that provide both retail and institutional clients passive, active and venture exposure to digital assets and blockchain companies in the ecosystem. Our venture investments business competes with an inter- and multi-national set of investment firms that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds, and growth investors investing in equity, debt, and cross-asset structures.
•Digital Infrastructure Solutions.  Our mining business within the Digital Infrastructure Solutions segment competes with other proprietary miners, public and non-public mining companies, as well as companies offering financial services, hosting, and infrastructure to miners. Our custody technology product offered through GK8 within the Digital Infrastructure Solutions segment competes with other self-custody solutions, and with managed-custodial solutions and custodial banks that hold digital assets. Our validator business within the Digital Infrastructure Solutions segment competes with other proprietary staking infrastructure providers.
We believe our primary source of competition to date has been from companies, in particular those located outside the United States, who are either subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions or have interpreted the regulatory requirements to which they are subject in a manner that is different from our interpretation. Some of such companies’ business models rely on being unregulated or only regulated in a small number of lower compliance jurisdictions, whilst also offering their products in highly regulated jurisdictions, including the United States, without necessarily complying with the relevant regulatory requirements in such jurisdictions.
To date, due to limited but growing enforcement by U.S. and foreign regulators, many of these competitors have been able to operate from offshore while offering large numbers of products and services to consumers, including in the United States, Europe, and other highly regulated jurisdictions, without complying with the relevant licensing and other requirements in these jurisdictions, and seemingly without penalty. Due to our regulated status in several jurisdictions and our commitment to legal and regulatory compliance, we have not been able to offer many popular products and services, including products and services that our unregulated or less regulated competitors are able to offer to a group that includes many of our customers, which may adversely impact our business, financial condition, and results of operations.
In recent years, our commitment to compliance and the attendant customer-facing requirements, including customer due diligence requirements, may have had a competitive impact on us as these unregulated or less compliance-focused competitors have attracted more business. We also have expended significant managerial, operational, and compliance costs to meet the legal and regulatory requirements applicable to us in the United States and other jurisdictions in which we operate, and expect to continue to incur significant costs to comply with these requirements, which these unregulated or less regulated competitors have not had to incur.
Additionally, due to the broad nature of our products and services, we also compete with, and expect additional competition from, traditional financial services companies. We also face competition from companies that may target a wider range of customers, including retail customers, which could result in such competitors gaining broader recognition and market acceptance relative to our institutional customer approach.

Many innovative start-up companies and larger companies have made, and continue to make, significant investments in research and development, and we expect these companies to continue to develop similar or superior products and technologies that compete with our products. Further, more traditional financial and non-financial services businesses may choose to offer crypto-based services in the future as the industry gains adoption. Our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources, or may otherwise have certain competitive advantages over us.
If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.
Due to the unregulated nature and lack of transparency surrounding the operations of digital asset trading platforms, they may experience fraud, security failures or operational problems, which may adversely affect the value of digital assets traded on those digital asset trading platforms and, consequently, our investments and our Class A common stock.
Digital asset trading platforms are relatively new and, in some cases, unregulated. Furthermore, while some digital asset trading platforms provide information regarding their ownership structure, management teams, private key management, hot/cold storage policies, capitalization, corporate practices and regulatory compliance, many other digital asset trading platforms do not. A lack of transparency provided could result in us underestimating the risk of a potential loss in balances, which could include the loss of a material portion of the value of the digital assets we own or invest in on such digital asset trading platforms. Digital asset trading platforms do not appear to be subject to regulation in a similar manner as other regulated trading platforms, such as national securities exchanges or designated contract markets. As a result, the marketplace may lose confidence in the less transparent or unregulated digital asset trading platforms, including prominent digital asset trading platforms that handle a significant volume of trading in these assets.
Many digital asset trading platforms are unlicensed, unregulated, operate without extensive supervision by governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. In particular, those located outside the United States may be subject to significantly less stringent regulatory and compliance requirements in their local jurisdictions. As a result, trading activity on or reported by these digital asset trading platforms is generally significantly less regulated than trading in regulated U.S. securities and commodities markets, and may reflect behavior that would be prohibited in regulated U.S. trading venues. Additionally, some of these non-U.S. digital asset trading platforms offer customers high leverage and/or a small insurance fund, which could result in potential losses being socialized to customers and a reduction in the value of our assets on digital asset trading platform.
We do not insure the digital assets that we hold. While our third-party custodians have indicated to us that they maintain insurance coverage that is intended to cover losses of the digital assets they custody on behalf of their clients to some extent, there can be no assurance that the loss of any digital asset is fully insured against, and we may have limited rights of legal recourse in the event of loss. Consequently, a loss may be suffered with respect to our digital assets that is not covered by insurance and for which no person is liable for damages. For example, in 2019 there were reports claiming that 80-95% of bitcoin trading volume on digital asset trading platforms was falsified or non-economic in nature, with specific focus on unregulated digital asset trading platforms located outside of the United States. Such reports may indicate that the bitcoin exchange market is significantly smaller than expected and that the United States makes up a significantly larger percentage of such market than is commonly understood. Nonetheless, any actual or perceived false trading in digital asset trading platforms, and any other fraudulent or manipulative acts and practices, could adversely affect the value of digital assets and/or negatively affect the market perception of such assets. Further, a number of digital asset trading platforms, including certain digital asset trading platforms with which we engage, do not obtain or perform comprehensive Services Organization Controls (“SOC”) 1 and SOC 2 evaluations of their systems on a regular basis, if at all. SOC 1 evaluations of a digital asset trading platform assess whether transactions are properly secured and segregated, and that the information provided to traders and investors is complete, accurate and timely. SOC 2 evaluations assess the design and implementation of an digital asset trading platform’s security, availability, and confidentiality controls.

Moreover, there are two types of such SOC evaluations: type 1 evaluates the processes at a particular point in time, while type 2 evaluations can test that the system controls across both the exchange and its custody products, if applicable, have been operating effectively over a period of time. If digital asset trading platforms do not perform SOC evaluations, we may be unable to confirm that such exchanges’ financial reporting is accurate or whether it has taken proper steps to secure its information technology infrastructure against internal and external threats, which could expose us to additional risks that may have been identified and remediated had such exchanges obtained or performed SOC evaluation. Engaging with such digital asset trading platforms could materially impact our reputation and the actual or perceived security of our investments. Any engagement with digital asset trading platforms that do not obtain or perform SOC examinations exposes us to greater risks than companies that engage solely with digital asset trading platforms that maintain thorough SOC examination processes. As of March 31, 2023, we held approximately $408.5 million in digital assets at digital asset trading platforms or custodians that do not have systems or organization control reporting available. In addition, over the past several years, some digital asset trading platforms have been closed due to fraud and manipulative activity, business failure or security breaches. In many of these instances, the customers of such digital asset trading platforms were not compensated or made whole for the partial or complete losses of their account balances. For example, in November 2022, FTX—which was at the time one of the world’s largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets. While smaller digital asset trading platforms are less likely to have the infrastructure and capitalization that make larger digital asset trading platforms more stable, larger exchanges are more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.
Negative perception, a lack of stability in these digital asset trading platforms, fraud or misconduct, and the temporary or permanent closure of such exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the digital asset marketplace in general and result in a reduction in the value of our assets and greater volatility in the price of digital assets, as well as increase scrutiny on our activities and increase the likelihood of unfavorable government regulation and the risks of litigation against us. These potential consequences could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us and, therefore, the market price of our Class A common stock.
In the event that our employees, contractors or any of our affiliates engage in misconduct or commit errors, it may materially adversely impact our business, operating results and our reputation.
Misconduct or error by our employees or our business partners could subject us to legal liability, financial losses, and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation of information, failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running.
The inappropriate and/or unauthorized use of social media platforms, including weblogs (or blogs), social media websites and other forms of internet-based communications, which allow individuals access to a broad audience of consumers and other interested persons by our clients or employees could increase our costs, cause damage to our brand, lead to litigation or result in information leakage. In addition, negative or inaccurate posts or comments about us on any social networking platforms could damage our reputation, brand image and goodwill. Despite our efforts to clearly define our mission and strategy and accurately characterize our products and service offerings, our employees, contractors or affiliates may engage in activities either in their official capacity as members of the Galaxy ecosystem, or in their unofficial capacities, that are in conflict with or are incongruent with Galaxy’s values, positions or strategies. Any instance of such discontinuity could negatively impact our client and/or counterparty relationships, our reputation and the market price of our Class A common stock.
Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we have implemented processes and procedures and provide trainings to our employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful. There may be confusion among employees, business partners and service providers, particularly in a fast growth company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading, and conflicts.
Moreover, we frequently engage in a wide variety of transactions and maintain relationships with a significant number of projects in the cryptoeconomy and blockchain technology sector, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees may be active investors in crypto projects themselves, and may make investment decisions in respect of projects that they have personally invested in.
It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties, and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees, contractors, and agents could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand, reputation and credibility of our company may be adversely affected.
We or our subsidiaries and affiliates are and may continue to be subject to substantial litigation, including individual and class action lawsuits, and regulatory risks.
We may be party to lawsuits and legal proceedings in the ordinary course of business. These matters are often expensive and disruptive to normal business operations. We have been, currently are, and may from time to time face allegations, lawsuits, regulatory inquiries, actions, requests, audits or investigations including with regards to contractual disputes with our business partners and other service providers, disputes with our clients and customers, disputes with our employees, agents or affiliates and data privacy, data security, or intellectual property infringement disputes. As an enterprise whose material business lines include financial services, we or our subsidiaries and affiliates, depend to a significant extent on our relationships with our clients and counterparties and our reputation for integrity and high-caliber professional services. As a result, if a client is not satisfied with our services, a counterparty has a dispute or if there are allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, or if there is negative publicity and press speculation about us, whether or not valid, our reputation may be harmed and may be more damaging to our businesses than to businesses in other non-financial industries.
We or our subsidiaries and affiliates have been and could be the subject of any number of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, which could lead to increased expenses and harm to our reputation, business, financial condition and the market price of our Class A common stock. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. Adverse outcomes with respect to allegations, lawsuits, regulatory inquiries, audits, or investigations may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain customers or geographies, any of which could negatively impact our business. The outcome of such proceedings, and the related expenses, may be difficult to predict or estimate until late in the proceedings, which may last a number of years and be costly for us to maintain.
The scope, determination, and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes, and proceedings to which we are subject cannot be predicted with certainty, and may result in:
•substantial payments to satisfy judgments, fines, or penalties;
•substantial outside counsel legal fees and costs;
•additional compliance and licensure requirements;

•the imposition of independent monitors or consultants;
•loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;
•loss of productivity and high demands on employee time;
•criminal sanctions or consent decrees;
•termination of certain employees, including members of our executive team;
•barring of certain employees from participating in our business in whole or in part;
•orders that restrict our business or prevent us from offering certain products or services;
•changes to our business model and practices;
•delays to planned transactions, product launches or improvements; and
•damage to our brand and reputation.
Certain of our subsidiaries are subject to periodic examination by regulatory authorities. If compliance failures or other violations are found during an examination, a regulatory agency could initiate actions and impose sanctions for violations, including, for example, regulatory agreements, cease and desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could adversely impact us.
If we and/or any governmental agency believe that we have accepted capital contributions by, or are otherwise holding assets of, any person or entity that is acting directly or indirectly, in violation of U.S., international or other anti-money laundering laws, rules, regulations, treaties or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, we and/or such governmental agency may “freeze the assets” of such person or entity. We may also be required to report and remit or transfer those assets to a governmental agency.
Following the consummation of the Reorganization, we will also be subject to the risk of claims under applicable U.S. securities laws. Volatility in our stock price increases the risk of such claims. Actions against us could be brought by sizable classes of customers who may claim large monetary damages, even if the alleged per-customer harm is small or non-existent. Regardless of the outcome, any such matters can have an adverse impact, which may be material, on our business, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage, and other factors.
If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our revenue, could decline, which could adversely impact our business, operating results, and financial condition.
Our industry, and the cryptoeconomy generally, has been characterized by many rapid, significant, and disruptive products and services in recent years. These include decentralized applications, DeFi, yield farming, staking, token wrapping, governance tokens, innovative programs to attract customers such as transaction fee mining programs, initiatives to attract traders such as trading competitions, airdrops and giveaways, staking reward programs, and novel cryptocurrency fundraising and distribution schemes. We expect new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that we currently provide. We cannot predict the effects of new services and technologies on our business. However, our ability to grow our customer base and revenue will depend in part on our ability to innovate and create successful new products and services, both independently and in conjunction with third-parties. In particular, developing and incorporating new products and services into our business may require substantial expenditures, take considerable time, and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms. In addition, our ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by our banking partners and payment processors, third-party intellectual property rights, or other factors. Moreover, we must continue to enhance our technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security, and speed to attract and retain customers. As a result, we expect to expend significant costs and expenses to develop and upgrade our technical infrastructure to meet the evolving needs of the industry. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If we are unable to do so in a timely or cost-effective manner, our business and our ability to successfully compete, retain existing customers, and attract new customers may be adversely affected.
We are exposed to a concentration of assets in a particular asset class, which could increase volatility, investment and market risk.
We trade, invest and hold primarily digital assets and investments in the blockchain space and conduct related businesses. We may accumulate significant positions in, or otherwise have significant exposure to, a single digital asset or asset type. If we choose to invest in concentrated positions, we could increase the volatility of investment results over time and exacerbate the risk that a loss in any position would have a material and adverse effect on our investment and trading strategies, the value of our assets and the value of any investment in us.
We are exposed to significant market risk based on our positions in digital assets, securities, commodities and other assets. The prices or values of digital and non-digital assets in which we may invest or trade have been, and likely will continue to be, highly volatile. We are also subject to the risk of loss of any cash or digital assets that we hold on digital asset trading platforms. For example, on November 8, 2022, FTX, a digital asset trading platform on which we held cash and digital assets, suspended customer withdrawals. FTX subsequently filed for Chapter 11 bankruptcy protection on November 11, 2022. As of year-end, the Company had a net loss of approximately $68 million related to our previously disclosed FTX exposure. Events such as these within the digital asset industry are continuing to develop and it is not possible to predict at this time all of the risks that they may pose to Galaxy, our service providers or to the digital asset industry as a whole. Sustained market declines and periods of significant market volatility may limit our ability to produce positive investment and trading results, and there can be no assurance that our strategies will be successful in the markets and assets in which we invest or trade.
Our business relies on third-party service providers and subjects us to risks that we may not be able to control or remediate.
Our operations could be interrupted if our third-party service providers experience operational or other systems difficulties, terminate their services or fail to comply with regulations. We outsource some of our operational activities and accordingly depend on relationships with many third-party service providers. Specifically, we rely on third parties for certain services, including, but not limited to, legal, accounting, custodying and other financial operations, trade related activity, IT infrastructure and systems, trade reconciliation, and margin and collateral movement. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service. As a result, if these third-party service providers experience difficulties, are subject to cybersecurity breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period, our business, financial condition and results of operations could be adversely affected. Should we be required to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.
We host certain of our mining equipment at a third-party datacenter. The provider oversees maintenance, up-time and other important elements of mining productivity. There is a service agreement that guarantees hash rate performance and system up-time and contractual consequences if the host does not meet these requirements. To the extent that the host does not meet these requirements for extended periods of time, the revenue from this business could be less than anticipated. Additionally, to the extent power costs increase, it could affect the future profitability of the business.
Unexpected market disruptions may cause major losses for us.
We may incur major losses in the event of disrupted markets and other extraordinary events in which market behavior diverges significantly from historically recognized patterns. The risk of loss in such events may be compounded by the fact that in disrupted markets, many positions become illiquid, making it difficult or impossible to close out positions against which markets are moving. Market disruptions caused by unexpected political, military and terrorist events may from time to time cause dramatic losses for us. Any such disruptions and events may have a material and adverse effect on our investment and trading strategies and on any investment in us.
Operational risk may materially and adversely affect our performance and results and we may not be effective in mitigating any such risk.
Any issue or adverse circumstance surrounding our operational risks may have a material and adverse effect on our performance and results. Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or from external events. Our exposure to operational risk arises from routine processing errors, as well as extraordinary incidents, such as major systems failures or legal and regulatory matters. As we operate trading, lending, investment and other businesses that are reliant on both technology and human expertise and execution, we are exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of our service providers, counterparties or other third parties, failed or inadequate processes and technology or system failures.
Digital asset transfers are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of digital assets generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although we have processes and procedures in place to limit any such transfers, it is possible that, through computer or human error, or through theft or criminal action, our digital assets could be subject to these operations errors and transferred from our accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that our business lines expand to include trust companies, custody services will expose us to greater risk of loss from irreversible operational errors, such as collateral transferred from a custody account in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect results of operations due to potentially higher expenses and lower revenues, create liability for us or our clients or negatively impact our reputation. Recurring operational issues may raise concerns among regulators regarding our governance and control environment.
We seek to mitigate risk and have established policies and procedures and seeks to provide an operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk, counterparty risk, exchange risk and liquidity risk. However, there are inherent limitations to our current and future risk management strategies, including risks that it has not appropriately anticipated or identified. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our business, results of operations and financial condition.
Because our long-term success depends, in part, on our ability to expand our sales to customers outside the United States, our business is susceptible to risks associated with international operations.
We currently have subsidiaries and operations in jurisdictions such as the Cayman Islands, the United Kingdom, Hong Kong, Canada, Israel, the Bahamas and Japan as well as the United States. We plan to enter into or increase our presence in additional markets around the world, and any inability or failure to adequately exploit opportunities for international expansion, may harm our business and our adversely affect our revenue. We have a limited operating history outside North America, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to particular challenges of supporting a rapidly growing business in an environment of diverse cultures, languages, customs, tax laws, legal systems, alternate dispute systems and regulatory systems. As we continue to expand our business and customer base outside the United States, we will be increasingly susceptible to risks associated with international operations. These risks and challenges include:
•difficulty establishing and managing international operations and the increased operations, travel, infrastructure and legal and compliance costs associated with locations in different countries or regions;
•the need to understand and comply with local laws, regulations and customs in multiple jurisdictions, including laws and regulations governing broker-dealer practices, some of which may be different from, or conflict with, those of other jurisdictions, and which might not permit us to operate our business or collect revenues in the same manner as we do in such other jurisdictions;
•our interpretations of local laws and regulations, which may be subject to challenge by local regulators;
•difficulties or delays in obtaining and/or maintaining the regulatory permissions, authorizations, licenses or consents that may be required to offer certain products in one or more international markets;
•difficulties in managing multiple regulatory relationships across different jurisdictions on complex legal and regulatory matters;
•if we were to engage in any merger or acquisition activity internationally, this is complex and would be new for us and subject to additional regulatory scrutiny;
•the need to vary products, pricing and margins to effectively compete in international markets;
•the need to adapt and localize products for specific countries, including obtaining rights to third-party intellectual property used in each country;
•increased competition from local providers of similar products and services;
•the challenge of positioning our products and services to meet a demand in the local market (also known as “product-market fit”);
•the ability to obtain, maintain, protect, defend and enforce intellectual property rights abroad;
•the need to offer customer support and other aspects of our offering (including websites, articles, blog posts and customer support documentation) in various languages;
•compliance with anti-bribery laws, such as the Foreign Corrupt Practices Act (the “FCPA”) and equivalent anti-bribery and anti-corruption requirements in local markets, by us, our employees and our business partners, and the potential for increased complexity due to the requirements on us as a group to follow multiple rule sets;
•complexity and other risks associated with current and future legal requirements in other countries, including laws, rules, regulations and other legal requirements related to cybersecurity and data privacy frameworks and labor and employment laws;
•the need to enter into new business partnerships with third-party service providers in order to provide products and services in the local market, which we may rely upon to be able to provide such products and services or to meet certain regulatory obligations;
•varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs and differences in technology service delivery in different countries;
•fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars;

•taxation of our international earnings and potentially adverse tax consequences due to requirements of or changes in the income and other tax laws of the United States or the international jurisdictions in which we operate; and
•political or social unrest or economic instability in a specific country or region in which we operate.
We have limited experience with international regulatory environments and market practices, and we may not be able to penetrate or successfully operate in the markets we choose to enter. In addition, we may incur significant expenses as a result of our international expansion, and we may not be successful. We may launch products that lack local product-market fit, face local competition from pre-existing companies offering similar products and/or face limited brand recognition in certain parts of the world, any of which could lead to non-acceptance or delayed acceptance of our products and services by customers in new markets. Product adoption and growth rates may vary significantly across different markets. We are subject to income taxes and other taxes in the United States and other countries in which we transact or conduct business, and such laws and tax rates vary by jurisdiction. We are subject to review and audit by U.S. federal, state, local and foreign tax authorities. Such tax authorities may disagree with tax positions we take, and if any such tax authority were to successfully challenge any such position, our financial condition or results of operations could be materially and adversely affected. Our failure to successfully manage these risks, or any failure to quickly exploit any opportunity for international expansion could harm our international operations in the markets we choose to enter and have an adverse effect on our business, financial condition and results of operations.
Fluctuations in currency exchange rates could harm our operating results and financial condition.
Revenue generated and expenses incurred from our international operations are often denominated in the currencies of the local countries. Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our revenue and operating results reflected in our U.S. dollar-denominated financial statements. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. As a result, it could be more difficult to detect underlying trends in our business and operating results. To the extent that fluctuations in currency exchange rates cause our operating results to differ from expectations of investors, the market price of our Class A common stock could be adversely impacted. Even if we use derivative instruments to hedge exposure to fluctuations in foreign currency exchange rates, the use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place, and may introduce additional risks if we are unable to structure effective hedges with such instruments.
Pandemics, such as the COVID-19 pandemic, or other market events with impacts on the global economy may materially and adversely affect us.
We face risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt our operations and may materially and adversely affect our business and financial conditions. For example, in December 2019, a novel strain of the coronavirus COVID-19 emerged as a global pandemic. As a result, during the first quarter of 2020, global financial markets experienced a period of sharp decline and volatility due in large part to the real and perceived economic impact of the COVID-19 pandemic. The public health impact of the coronavirus, as well as the steps taken by governments and businesses around the world to combat its spread, impacted the global economy in a variety of ways, including causing many businesses to close and significant supply chain disruptions. Given the uncertainty around the duration and extent of the COVID-19 pandemic, including as a result of the emergence of new strains and variants of the coronavirus, we expect that the evolving COVID-19 pandemic may continue to impact our business, results of operations, and financial condition and liquidity.
During the global financial crisis of 2007 to 2008, various sectors of the global financial markets experienced an extended period of adverse conditions featuring market uncertainty, reduced liquidity, greater volatility, general widening of credit spreads and a lack of price transparency. In addition, governments from time to time during times of crisis intervene, directly and by regulation in ways that are unpredictable. Such intervention is often intended to directly influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction. To the extent that similar marketplace events were to occur in the future, either as a result of a pandemic or otherwise, these events may have an adverse impact on our investments or our business operations.
We intend to continue to execute on our strategic plans and operational initiatives; however, future pandemics or market disruptions may result in delays or modifications to these plans and initiatives. Business activities could also be materially adversely impacted as the fundraising for asset management products and advisory transactions may be delayed during such situations and the delivery of mining equipment may be disrupted due to supply chain interruptions. In particular, a pandemic could materially and adversely impact our business including without limitation, employee health, workforce productivity, increased expenses and other factors that will depend on future developments beyond our control, which may have a material and adverse effect on our business, financial condition, results of operations and cash flows. Such adverse effect could be rapid and unexpected.
The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business will depend on multiple factors that are highly uncertain and cannot be predicted, including its severity, location and duration, and actions taken to contain or prevent further its spread. Additionally, pandemics could increase the magnitude of many of the other risks described in this prospectus, and may have other material adverse effects on our operations that we are not currently able to predict. If our business and the markets in which we operate experience a prolonged occurrence of adverse public health conditions, such as COVID-19, it could materially adversely affect our business, financial condition, and results of operations.
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as terrorism, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may also cause damage or disruption to our operations, international commerce, and the global economy, and could have an adverse effect on our business, operating results, and financial condition. Our business operations are subject to interruption by natural disasters, fire, power shortages, and other events beyond our control. Further, acts of terrorism, labor activism or unrest, and other geo-political unrest could cause disruptions in our business or the businesses of our partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. We do not maintain insurance sufficient to compensate us for the potentially significant losses that could result from disruptions to our services. Additionally, all the aforementioned risks may be further increased if we do not implement a disaster recovery plan or our partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers or mining equipment that we rely on, our operations may be delayed and we may suffer losses, both financial and otherwise.
Adverse developments affecting financial institutions could adversely affect our industry and business.
Adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, the New York Department of Financial Services took possession of Signature Bank and appointed the FDIC as receiver of the bank. The U.S. Department of the Treasury, the Federal Reserve and the FDIC released a statement that indicated the FDIC would complete its resolution of SVB and Signature in a manner that fully protects all depositors. The U.S. Department of Treasury, FDIC and Federal Reserve Board also announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions. We have in the past deposited funds with Signature Bank and Silvergate Bank. We have diverse U.S. banking relationships with most of our deposits at large, systemically important financial institutions. To the extent that we have deposited funds with banking institutions that fail and are not otherwise protected, we would lose the amount of our deposits over the then current FDIC insurance limit. The loss of our deposits could reduce the amount of cash we have available to operate our business and have an adverse impact on our investment and trading strategies, the value of our assets, the value of any investment in us, financial condition and results of operations.
Risks Related to Our Business Lines
Managing different business lines could present conflicts of interest.
There are certain inherent and potential conflicts of interest in managing different business lines and the presence of any such conflict of interest could materially adversely affect our business, reputation, results of operations and financial condition. We seek to build a full service, institutional-quality financial services business through our operating businesses: global markets, asset management and digital infrastructure solutions. Subject to applicable regulatory approvals, we may also launch additional business lines from time to time. Due to the broad scope of our businesses, potential conflicts of interest include situations where our services to a particular client or our own investments or other interests conflict, or are perceived to conflict, with the interests of another client, as well as situations where one or more of our businesses have access to material non-public information that may not be shared with our other businesses and situations where we may be an investor or creditor of an entity with which we also have an advisory or other relationship. For example, our subsidiaries may provide corporate advisory services to companies that are also investee companies of GAM or within our venture portfolio. In such circumstances, we may not be able to conduct transactions relating to investments in portfolio companies, for example, due to the inability of GAM to use to material non-public information in buying or selling securities to us. Furthermore, the allocation of investment opportunities among us, our funds and our clients could also present conflicts of interest. Providing custody services in the future (to the extent we expand our offerings beyond GK8’s self-custodial technology to include such services) while managing other funds and accounts can present certain conflicts of interest as those funds and accounts might have similar or different investment objectives or strategies as trust accounts, or otherwise hold, purchase or sell investments that are eligible to be held, purchased or sold by the trust accounts, or may take positions that are opposite in direction from those taken by the trust accounts. In managing these different conflicts, fiduciary duty obligations may require us to resolve conflicts in favor of clients over our company or other third parties. For example, GAM may be engaged to provide advice to a client that is considering entering into a transaction with us, and may advise the client not to pursue the transaction with us, or otherwise in connection with a potential transaction provide advice to the client that would be adverse to us. Employees and executives, including our Founder, may also have conflicts of interest in allocating their time and activity between the business lines. See “Information about Galaxy—Our Policies and Procedures” for more information about our policies and procedures related to conflicts of interest. While we manage conflicts of interest through a number of ways, appropriately identifying and dealing with conflicts of interest is complex and difficult, and our reputation could be damaged and the willingness of clients to enter into transactions with us may be affected if we fail, or appear to fail, to identify, disclose and deal appropriately with conflicts of interest. In addition, potential or perceived conflicts, or the failure to make appropriate disclosures to clients regarding such conflicts, could give rise to litigation or regulatory enforcement actions. A failure to appropriately identify and address potential conflicts of interest could adversely affect our businesses, results of operations and financial condition.
Changes in the value levels of the assets may cause our assets under management (“AUM”), revenue and earnings to decline.
Our asset management business, which is conducted through one or more subsidiaries, is primarily comprised of fees based on a percentage of the value of AUM and, in some cases, performance fees which are normally expressed as a percentage of returns to the client. Numerous factors, including price movements in the assets in the markets in which we manage assets, could cause:
•the value of AUM, or the returns that we realize on AUM, to decrease;
•the withdrawal of funds from any products offered by us in favor of products offered by competitors; or
•a decrease in the value of seed or co-investment capital or a decrease in the amount of such capital available to invest.

The occurrence of any of these events may cause our AUM, revenue and earnings, if any, to decline and may negatively impact the success of our asset management business, results of operations and financial condition.
The asset management business is highly regulated and regulators may apply or interpret these regulations with respect to digital assets in novel and unexpected ways.
Asset management is a highly regulated business subject to numerous legal and regulatory requirements. These regulations are intended to protect customers whose assets are under management and, as such, may limit our ability to develop, expand or carry out our asset management business in the intended manner. We are guided in significant part by regulatory regimes that are not clear or are not yet developed. To the extent that there is any ambiguity as to whether an asset under management is a security, the applicability of many regulations to our asset management business will not be clear. Furthermore, we must address conflicts of interest, as well as the perception of conflicts of interest, between ourselves (including our other business lines) and our clients and funds. In particular, we are required to act in the best interest of our clients and funds, which may include allocating opportunities to our clients and funds rather than to our own principal business lines. In addition, regulators have substantial discretion in determining what is in the best interest of a client of a fund and have increased their scrutiny of potential conflicts as well as the disclosure of such conflicts to an asset manager’s clients. Appropriately dealing with conflicts of interest is complex and if we fail, or appear to fail, to deal appropriately with any of these conflicts of interest, we may face reputational damage, litigation, regulatory proceedings, or penalties, fines or sanctions, any of which may have a material and negative impact on our asset management business. In addition, to the extent that we are required to obtain client or investor consent in connection with any potential conflict, any failure or delay in obtaining such consent may have a material and negative impact on our ability to take advantage of certain business opportunities.
Increased competition may cause our AUM, revenue and earnings to decline.
The asset management industry is highly competitive and has relatively low barriers to entry. We currently expect that, as digital assets become more mainstream, additional competitors, potentially in large numbers, may begin providing asset management services with respect to digital assets. We compete based on a number of factors including: investment performance, the level of fees charged, the quality and diversity of services and products provided, name recognition and reputation, and the ability to develop new investment strategies and products to meet the changing needs of investors. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for investment managers in digital assets. This could lead to fee compression or require us to spend more to modify or adapt our product offerings to attract and retain customers and remain competitive with products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, may cause our AUM, revenue and earnings to decline and materially and negatively impact the success of our asset management business and affect our overall business, results of operations and financial condition.
Our venture investments business within asset management, including any associated lending activities, is subject to substantial risk.
Our investments may be very risky and highly speculative and our venture investments business within asset management is subject to substantial risk, including risks related to third-party investment managers, operational risk, conflicts of interests, asset performance and regulatory compliance, that, if realized, could result in significant damage to our business and operating results.
Moreover, our due diligence processes may fail to uncover all of the problems, liabilities or other challenges, including fraud, material deficiencies, regulatory or compliance issues in connection with our prospective portfolio companies or our third-party investment managers. This could result in an increased risk of unanticipated or unknown issues or liabilities including with respect to compliance and regulatory matters, and our mitigation strategies may not be effective. Further, our valuations and projections in connection with our prospective investments may be inaccurate, which could result in a loss of all or substantially all of our investments and could adversely impact our financial condition and our business.
We generally do not take controlling equity positions in our portfolio companies. To the extent that we do not hold a controlling equity interest in a portfolio company, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity for the debt and equity investments that we typically hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company, and may therefore suffer a decrease in the value of our investments. Further, our portfolio companies may be highly leveraged.
We are subject to risks in connection with our mining business, including risks associated with counterparties.
We mine bitcoin directly and manage a full suite of bitcoin-mining focused products and services. In December 2022, we acquired the Helios bitcoin mining facility and its operations, expanding our capacity. In furtherance of these objectives, GM has procured bitcoin mining machines to be utilized for proprietary operations, miner finance and resale. We and our subsidiaries such as GM also lease mining equipment, including ASICs hardware from third-party producers, to customers as part of our mining business. The success of this business depends significantly on the creditworthiness and financial strength of the lessees of such equipment. While we perform due diligence on prospective lessees, defaults under leases are possible. In the event of a default by a lessee under an equipment lease, whether as a result of a failure by the lessee to comply with the lease terms, equipment failure or otherwise, we might not receive payments which we otherwise expect or to which we are entitled, or may incur liability to the lessee, and thereby could experience a material adverse effect on our expected return under a lease. This risk is heightened given that some portion of the payments in respect of such leases may be cryptocurrency or other digital assets, and thus subject to the volatility, liquidity and other risks detailed elsewhere in these risk factors. Our ability to have access to collateral securing lease payments or otherwise could be limited by bankruptcy and other insolvency laws. Under certain circumstances, there is a risk that a court may deem an equipment lease to be a secured transaction. There is no assurance that the liquidation of the collateral securing a lease would satisfy the lessor’s obligations under the lease in the event non-payment or other non-compliance, or that any such collateral could be readily liquidated. As a result, we might not receive full payment on a lease to which we are entitled and thereby could experience a decline in the value of, or a loss with respect to, such lease. Mining equipment leased by us may be subject to significant risks, including risk of damage to mining equipment, that are not covered by insurance.
Due to the illiquid market for mining equipment, part of our competitive advantage has to do with our access to the supply of mining equipment from vendors all over the world. As such, we are susceptible to any disruptions in this supply chain, including but not limited to non-delivery of machines and risks associated with the jurisdiction that the vendor is located.
Additionally, as the technology evolves, we may seek to acquire and lease newer models of miners to remain competitive in the market. Over time, we replace those miners which are no longer functional with new miners purchased from third-party manufacturers, many of whom are based in China. As the mining equipment that we own and lease eventually becomes obsolete or degrades due to ordinary wear and tear from usage, or becomes lost or damaged due to factors outside of our control, miners will need to be repaired or replaced along with other equipment from time to time in order for our for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new miners. If we are unable to obtain adequate numbers of new and replacement miners at scale, our mining business be unable to remain competitive.
Governments have limited or may limit the shipment of products in and out of their jurisdictions, which could negatively impact our ability to receive mining equipment from our suppliers. Our third-party manufacturers, suppliers, sub-contractors and customers have been and will continue to be disrupted by worker absenteeism, quarantines, restrictions on employees’ ability to work, office and factory closures, disruptions to ports and other shipping infrastructure, border closures, or other travel or health-related restrictions. Depending on the magnitude of such effects on our supply chain, shipments of parts for our existing miners, as well as any new miners we purchase, may be delayed. As our miners require repair or become obsolete and require replacement, our ability to obtain adequate replacements or repair parts from their manufacturer may therefore be hampered. Supply chain disruptions could therefore negatively impact our operations.

Further, digital asset mining operations can consume significant amounts of electricity, and recently, there has been increased focus on, and public debate surrounding, the negative environmental, social and governance considerations associated with such operations. For a more detailed discussion of these risks, see “— Regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business” and “— If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock,” in each case under the caption “— Risks Related to Regulation, Information Systems and Privacy Matters.”
The digital asset mining industry has seen rapid growth and innovation, and is becoming increasingly competitive, and GM may be unable to compete effectively.
The digital asset mining industry has seen rapid growth and innovation, and GM may be unable to compete effectively. GM’s expenses may be greater than we anticipate, and our investments to make GM more efficient or to gain digital asset mining market share may not outpace monetization efforts. Bitcoin miners and other necessary hardware are also subject to malfunction, technological obsolescence, the global supply chain and difficulty, cost in obtaining new hardware and global energy prices. Any major malfunction out of the typical range of downtime for normal maintenance and repair could cause a significant disruption in our ability to continue mining, which could result in lower yields and harm our digital asset mining market share. New miners can be costly and may be in short supply. There can be no assurances that the most efficient mining hardware will be readily available when we identify the need for it. We face competition in acquiring mining machines from major manufacturers and, at a given time, mining machines may only be available for pre-order months in advance. As a result of competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis. Furthermore, fluctuations in global energy prices have in the past, and may in the future, have a material impact on GM’s operations and financial results. In particular, rising global energy prices could have a material negative impact on GM’s profits, both directly and indirectly as a result of our exposure to counterparty risks. While GM intends to enter into business arrangements that allow us to hedge against global energy prices, there can be no guarantee that we are able to do so effectively, if at all.
GM’s business strategy currently focuses on mining bitcoin (as opposed to other digital assets), and our hardware is limited to mining using current “proof-of-work” protocols. There could be developments in proof-of-work protocols, or other competing validation methods or processes, that negatively impact our current business strategy or render such business strategy obsolete. Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake methodology does not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined, sometimes randomly, based on a methodology in the blockchain software. Rewards, and sometimes penalties, are issued based on the amount of digital assets a user has “staked” in order to become a validator. Should bitcoin shift from a proof-of-work validation method to a proof-of-stake or other method, the transaction verification process (i.e., “mining” or “validating”) may render our mining business less competitive or less profitable. In addition, in the general course of our business outside of GM, we participate in networks with proof-of-stake consensus algorithms, and we may earn rewards in the form of the native token of the network. Depending on the protocol, we also may permit third parties to “delegate” their digital assets for us to stake on their behalf, and provide them with a portion of the rewards. The value of any staked digital assets is subject to market volatility, and any such rewards we may earn as a validator could be offset by a loss in value of the staked digital assets. In addition, to the extent we participate in a proof-of-stake network but fail to remain current in any updates or upgrades to the network, we may become temporarily unable to earn rewards as a validator with respect to any staked digital assets on such network, or could have staked digital assets taken from us, to the extent we are deemed to be deviating from acting in the best interest of the network.
In addition, the aggregate computing power of the global bitcoin network has generally grown over time and we expect it to continue to grow in the future. The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional capacity from competing bitcoin miners. As the hash rate in the Bitcoin network increases, the amount of bitcoin earned per unit of hash rate decreases. The Bitcoin protocol responds to increasing total hash rate by increasing the “difficulty” of bitcoin mining. If this “difficulty” increases at a significantly higher rate, we would need to increase our hash rate at the same rate in order to maintain market share and generate equivalent block rewards. Therefore, in order to maintain or increase our market share, we may be required to make significant capital expenditures.
Any decrease in GM’s effective market share would result in a reduction in our share of block rewards and transaction fees, which could adversely affect our financial performance and financial position.
We are not obligated to hedge our exposures, and, if we do, hedging transactions may be ineffective or reduce our overall performance.
We are not obligated to, and often times may not, hedge our exposures. However, from time to time, we may use a variety of financial instruments and derivatives, such as options, swaps, and forward contracts, for risk management purposes, including to: protect against possible changes in the market value of our investment or trading assets resulting from fluctuations in cryptocurrency markets or securities markets and changes in interest rates; protect our unrealized gains in the value of our investments or trading assets; facilitate the sale of any such assets; enhance or preserve returns, spreads or gains on any trade or investment; hedge the interest-rate or currency-exchange risk on any of our liabilities or assets; protect against any increase in the price of any assets that we anticipate purchasing at a later date; or to any other end that we deem appropriate. The success of any hedging activities by us will depend, in part, on our ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the assets being hedged. Since the characteristics of many assets change as markets change or time passes, the success of our hedging strategy will also be subject to our ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. In addition, while we may enter into hedging transactions to seek to reduce risk, such transactions may actually increase risk or result in a poorer overall performance for us than if we had not engaged in such hedging transactions.
We may fail to develop and execute successful investment or trading strategies.
The success of our investment and trading activities will depend on the ability of the investment team to identify overvalued and undervalued investment opportunities and to exploit price discrepancies. This process involves a high degree of uncertainty. No assurance can be given that we will be able to identify suitable or profitable investment opportunities in which to deploy our capital. The success of the trading activities also depends on our ability to remain competitive with other over-the-counter traders and liquidity providers. Competition in trading is based on price, offerings, level of service, technology, relationships and market intelligence. The success of investment activities depends on our ability to source deals and obtain favorable terms. Competition in investment activities is based on relationships, the ability to offer strategic advice to portfolio companies and reputation. The barrier to entry in each of these businesses is very low and competitors can easily and will likely provide similar services in the near future. The success of our venture investments and trading business could suffer if we are not able to remain competitive.
We may make, or otherwise be subject to, trade errors.
Errors may occur with respect to trades executed on our behalf. Trade errors can result from a variety of situations, including, for example, when the wrong investment is purchased or sold or when the wrong quantity is purchased or sold. Trade errors frequently result in losses, which could be material. To the extent that an error is caused by a third party, we may seek to recover any losses associated with the error, although there may be contractual limitations on any third party’s liability with respect to such error.
Our trading orders may not be timely executed.
Our investment and trading strategies depend on the ability to establish and maintain an overall market position in a combination of financial instruments. Our trading orders may not be executed in a timely and efficient manner because of various circumstances, including, for example, trading volume surges or systems failures attributable to us or our counterparties, brokers, dealers, agents or other service providers. In such an event, we might only be able to acquire or dispose of some, but not all, of the components of our positions, or if the overall positions were to need adjustments, we might not be able to make such adjustments. As a result, we would not be able to achieve our desired market position, which may result in a loss. In addition, we can be expected to rely heavily on electronic execution systems (and may rely on new systems and technology in the future), which may be subject to certain systemic limitations or mistakes, causing the interruption of trading orders made by us.
The success of our investment banking business will depend on our ability to generate and maintain ongoing, profitable client demand for our services and our ability to remain competitive in the digital asset investment banking space.
The success of our investment banking business, which is conducted through Galaxy Digital Partners LLC, our FINRA registered broker dealer, and Galaxy Digital Labs LLC, depends on creating and sustaining a demand for our financial and strategic advisory services with respect to the digital asset, cryptocurrency and blockchain technology sector while maintaining favorable margins. The ability to realize and maintain this demand could be negatively affected by numerous factors, many of which will be beyond our control and unrelated to our future work product.
Developments in the digital asset industry, which are expected to be rapid, could shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services that we do not or are unable to provide, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our strategy for developing our investment banking business focuses on responding to these types of developments by driving innovation that will enable us to expand our investment banking business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, the success or even the viability of our investment banking business would be negatively affected.
We may become involved in advisory projects that are not directly related to the digital asset or blockchain industry. These projects are likely to relate to industries and clients that we believe will benefit in the future from blockchain technology and our experience and network in digital assets industry, however there can be no assurance that any such projects are successful. Further, as our investment banking business continues to develop and evolve, especially with regards to our investments in companies operating within the digital asset industry and the blockchain technology sector generally, we could be subject to unintended or unforeseen regulatory oversight, or come into the purview of regulators who seek to target us for our role in such transactions, which could expose us to regulatory actions, which may be inconsistently applied across jurisdictions.
The success of our investment banking business may be significantly affected by our ability to price our services properly. If we are not able to obtain favorable pricing for our services, the success of our investment banking business may materially suffer. The rates we charge for our services may be affected by a number of factors, including: general economic and political conditions, the competitive environment in our industry and the procurement practices of clients and their use of third-party advisors. In particular, because Galaxy Digital Partners LLC is as a broker-dealer and advises on mergers and acquisitions, we may be unable to purchase errors and omissions insurance without incurring material costs to our business. Therefore, we may become subject to a securities class-action lawsuits in connection with our advice on a public merger or acquisition and be without recourse from insurance.
We believe that currently there are limited competitors providing the digital asset investment banking services that we provide. However, the barrier to entry is very low and competitors can easily and will increasingly compete with our offerings. As a result, the success of our investment banking business, results of operations and financial condition could suffer if we are not able to remain competitive. The less we are able to differentiate our services and solutions or clearly convey the value of our services and solutions, the more risks we will face in winning new work in sufficient volumes and at target pricing, which could materially negatively impact the success or viability of our advisory services business. In addition, the introduction of new services or products by competitors could reduce our ability to obtain favorable pricing and impact the overall economics for the services or solutions offered.

Because of regulatory uncertainty regarding how transactions in digital assets or digital securities by broker-dealers are or should be regulated, Galaxy Digital Partners LLC does not currently engage in underwriting services or private placement services with respect to offerings involving digital assets, tokens, cryptocurrencies, digital securities or initial coin offerings, nor does it accept digital assets, tokens, cryptocurrencies or digital securities as payment for broker-dealer related services.
Pursuant to its membership agreement with FINRA, Galaxy Digital Partners LLC—the entity through which we operate aspects of GIB—is authorized as a broker-dealer to engage in business relating to underwriting or selling group participation (corporate securities other than mutual funds); private placements of securities; business advisory services concerning mergers and acquisitions, debt financing, equity financing, leveraged buy-outs and distressed corporate advisory; and referrals of broker-dealers, hedge funds and investors to unaffiliated broker-dealers for order execution, clearance and settlement. Despite its focus on providing services to companies in the digital assets space, however, because of regulatory uncertainty regarding how transactions in digital assets by broker-dealers are to be regulated, Galaxy Digital Partners LLC does not currently engage in underwriting services or private placement services involving tokens, digital securities, digital assets, initial coin offerings or other digital representations of securities or property on a blockchain. As a result, because we are unable or unwilling to provide broker-dealer services to prospective clients in connection with offerings involving tokens, digital assets, digital securities, initial coin offerings or other digital representations of securities or property on a blockchain, we may face challenges in winning new work in sufficient volumes and at target pricing from new or existing clients, which could negatively impact the success or viability of our advisory services business.
Additionally, because of regulatory uncertainty regarding how transactions in digital assets and digital securities by broker-dealers are or should be regulated, Galaxy Digital Partners LLC does not currently accept cryptocurrencies, digital assets or digital securities as payment for broker-dealer services, which could negatively impact, our financial condition, profitability and results of operations if the value of such foregone digital asset consideration materially appreciates over time relative to cash consideration.
Our trading business and the various activities we undertake expose us to counterparty credit risk.
Credit risk is the risk that an issuer of a security or a counterparty will be unable or unwilling to satisfy payment or delivery obligations when due. In addition to the risk of an issuer of a security in which we invest failing or declining to perform on an obligation under the security, we are exposed to the risk that third parties, including trading counterparties, clearing agents, exchanges, clearinghouses, custodians, administrators and other financial intermediaries that may owe us money, securities or other assets will not perform their obligations. Any of these parties might default on their obligations to us because of bankruptcy, lack of liquidity, operational failure or other reasons, in which event we may lose all or substantially all of the value of any such investment or trading transaction. When we trade on digital asset trading platforms that specialize in digital asset futures and derivatives, we are exposed to the credit risk of that digital asset trading platform.
In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans. This risk is heightened given that some portion of the collateral for these loans is expected to be digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.
We may co-invest with third parties, including parties related to our Founder, through joint ventures or other entities. Such investments may include risks in connection with such third-party involvement, including the possibility that a third-party co-venturer may have financial difficulties, may have interests or goals that are inconsistent with ours or may be in a position to take action in a manner contrary to our investment objectives. We and our subsidiaries have loaned money to other companies as part of the balance sheet venture investment business. The return of principal of such loans will depend in large part on the creditworthiness and financial strength of the issuers of such loans. While we perform extensive due diligence on our investments and loans, nonetheless defaults are possible. In the event of a default by a borrower underlying an investment or loan, we might not receive payments to which we are entitled and thereby could experience a decline in the value of our investments in or loans to the borrower. In the case of loans that are secured by collateral, while we generally expect the value of the collateral to be greater than the value of such loans, the value of the collateral could actually be equal to or less than the value of such loans or could decline below the outstanding amount of such loans subsequent to the investment. This risk is heightened given that some portion of the collateral for these loans is often comprised of digital assets, and thus subject to the volatility, liquidity and other risks detailed herein. Our ability to have access to the collateral could be limited by bankruptcy and other insolvency laws. Under certain circumstances, the collateral could be released with the consent of the lenders or pursuant to the terms of the underlying loan agreement with the borrower. There is no assurance that the liquidation of the collateral securing a loan would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal, or that the collateral could be readily liquidated at prices that would generate sufficient proceeds to repay the loans or at all. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. As a result, we might not receive full payment on a secured loan investment to which we are entitled and thereby could experience a decline in the value of, or a loss on, the investment.
In derivatives, we may invest in options on digital or non-digital assets. Purchasing and writing put and call options are highly specialized activities that entail greater-than-ordinary investment risks. An uncovered call writer’s loss is theoretically unlimited. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of over-the-counter options (options not traded on exchanges) are generally established through negotiation with the other party to the option contract. While this type of arrangement allows greater flexibility to tailor an option, over-the-counter options generally involve greater credit risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded. As of the date of this prospectus, the availability of exchange-traded and over-the-counter options on digital assets is extremely limited, so terms may be unfavorable in comparison to those available for more firmly established types of options.
The failure or bankruptcy of any of our clearing brokers (or futures commission merchants) could result in a substantial loss of our assets. Under the current regulations of the Commodity Futures Trading Commission, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In such an event, the clearing broker’s customers, such as us, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.
We provide certain technological solutions which are novel and may present risks.
Galaxy’s self-custody technology solution, which we operate through Galaxy GDS Crypto Technologies Israel Ltd comprising the assets of GK8 acquired in February 2023, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. Self-custody technology is novel and complex, and as with any new technology, we may encounter technical issues, disruptions or security weaknesses. As such, there is no assurance that our self-custody technology solution will continue to perform as expected. In the event that the technology does not perform appropriately or its security is compromised, customer assets could be frozen or lost, exposing us to potential claims of customers, which could adversely affect our reputation. Any number of technical changes, software upgrades, cybersecurity incidents or other changes to the technology may occur or be required from time to time, and if we are unable to troubleshoot and resolve any such issues successfully, it could adversely impact our business, financial condition and results of operations.

Risks Related to Cryptocurrencies and Digital Assets
The continuing development and acceptance of digital assets and distributed ledger technology are subject to a variety of risks.
Cryptocurrencies, such as bitcoin, and the other types of digital assets in which we invest and trade involve a new and rapidly evolving industry of which blockchain technology is a prominent, but not unique, part. The growth of the digital asset industry in general, and distributed ledger technology that supports digital assets, is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as distributed ledger technology, include:
•continued worldwide growth in the adoption and use of digital assets;
•the limited operating histories of many cryptocurrency networks, which have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality, and governance of their respective digital assets and underlying blockchain networks;
•government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operation of applicable distributed ledger technology or systems that facilitate their issuance and secondary trading;
•the taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions;
•the maintenance and development of the open-source software protocols of certain blockchain networks used to support digital assets;
•advancements in technology, including computing power, that may adversely affect the respective cryptocurrency networks, render existing distributed ledger technology obsolete, inefficient, or fail to remediate or introduce new bugs and security risks;
•the use of the networks supporting digital assets for developing smart contracts and distributed applications;
•development of new technologies for mining and staking and the rewards and transaction fees for miners or validators on digital asset networks;
•changes in consumer demographics and public tastes and preferences;
•the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
•general economic conditions and the regulatory environment relating to digital assets.
Many digital asset networks, including Bitcoin and Ethereum, operate on open-source protocols maintained by groups of core developers. The open-source structure of these network protocols means that certain core developers and other contributors may not be compensated, either directly or indirectly, for their contributions in maintaining and developing the network protocol. A failure to properly monitor and upgrade network protocol could damage digital asset networks. As these network protocols are not sold and their use does not generate revenues for development teams, core developers may not be directly compensated for maintaining and updating the network protocols. Consequently, developers may lack a financial incentive to maintain or develop the network, and the core developers may lack the resources to adequately address emerging issues with the networks. There can be no guarantee that developer support will continue or be sufficient in the future. To the extent that material issues arise with certain digital asset network protocols and the core developers and open-source contributors are unable or unwilling to address the issues adequately or in a timely manner, such digital asset networks, and any corresponding digital assets held may be adversely affected.

Digital assets represent a new and rapidly evolving industry, and the market price of our Class A common stock has in the past and may in the future be impacted by the acceptance of bitcoin and other digital assets.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. The Bitcoin network was first launched in 2009 and bitcoins were the first cryptographic digital assets created to gain global adoption and critical mass. Cryptographic and algorithmic protocols governing the issuance of digital assets represent a new and rapidly evolving industry that is subject to a variety of factors that are difficult to evaluate. Because our results of operations and the market price of our Class A common stock may be closely correlated with the acceptance and perception of bitcoin and/or other digital assets, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
•Bitcoins have only recently become selectively accepted as a means of payment by some retail and commercial outlets, and use of Bitcoins by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for bitcoin transactions; process wire transfers to or from digital asset trading platforms, bitcoin-related companies or service providers; or maintain accounts for persons or entities transacting in bitcoin. As a result, the prices of bitcoins are largely determined by speculators and miners, thus contributing to price volatility that makes retailers less likely to accept it as a form of payment in the future.
•Banks may not provide banking services, or may cut off banking services, to businesses that provide digital asset-related services or that accept digital assets as payment, which could dampen liquidity in the market and damage the public perception of digital assets generally or any one digital asset in particular, such as bitcoin, and their or its utility as a payment system, which could decrease the price of digital assets generally or individually.
•Certain privacy-preserving features have been or are expected to be introduced to some digital asset networks and digital asset trading platforms or businesses that facilitate transactions in digital assets, including bitcoin may be at an increased risk of having banking services cut off if there is a concern that these features interfere with the performance of anti-money laundering duties and economic sanctions checks.
•Users, developers and miners may otherwise switch to or adopt certain digital assets at the expense of their engagement with other digital asset networks, which may negatively impact those networks, including the Bitcoin network.
•In August 2017, the Bitcoin network underwent a hard fork that resulted in the creation of a new digital asset network called Bitcoin Cash. This hard fork was contentious, and as a result some users of the Bitcoin Cash network may harbor ill will toward the Bitcoin network. Any future hard fork could be similarly contentious and some users may attempt to negatively impact the use or adoption of the Bitcoin network or other digital asset networks, as may those involved in contentious hard forks of other digital assets.
Digital assets are a new asset class and represent a technological innovation and they are subject to a high degree of uncertainty. The adoption of digital assets will require growth in usage and in the blockchain technology generally for various applications. Adoption of digital assets will also require greater regulatory clarity. A lack of expansion in use of digital assets and blockchain technologies would adversely affect our financial performance. In addition, there is no assurance that digital assets generally will maintain their value over the long term. The value of digital assets is subject to risks related to our use. If growth in the use of digital assets generally occurs in the near or medium term, there is no assurance that such use will continue to grow over the long term. A contraction in use of digital assets may result in increased volatility or a reduction in digital asset prices, which would materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
The prices of digital assets are extraordinarily volatile.
Values of digital assets have historically been highly volatile. The value of cryptocurrencies is based in part on market adoption and future expectations, which may or may not be realized. Fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would adversely affect the success of our business, financial condition and results of operations. A decline in digital assets that we hold would negatively impact our financial position. A significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of these assets. Speculation regarding future appreciation in the value of a digital asset may inflate and make more volatile the price of that digital asset.
Several factors may affect the price of digital assets, particularly cryptocurrencies, including, but not limited to:
•Global cryptocurrency supply and demand, which can be influenced by the growth or decline of retail merchants’ and commercial businesses’ acceptance of cryptocurrencies as payment for goods and services, the security of online cryptocurrency trading platforms and digital wallets that hold cryptocurrencies, the perception that the use and holding of digital currencies is safe and secure and regulatory restrictions on their use.
•The development and launch timeline of new digital asset networks, and forthcoming upgrades like proto-danksharding designed to improve network scalability.
•Changes in the software, software requirements or hardware requirements underlying a blockchain network, such as a fork. Forks in the future are likely to occur and there is no assurance that such a fork would not result in a sustained decline in the market price of cryptocurrencies.
•Changes in the rights, obligations, incentives or rewards for the various participants in a blockchain network. For digital assets that rely on miners or validators, sophisticated miner groups may become unduly influential over time if system or bandwidth requirements become too high. Where a single personality or entity exerts an outsize influence, an adverse event impacting that individual or entity, such as an insolvency proceeding, could result in a reduction in the price of a digital assets.
•Concentration of ownership in certain digital assets by an individual or small group of holders or those within one or a small number of jurisdictions. Large sales or distributions by such holders could have an adverse effect on the market price of such digital assets.
•The maintenance and development of the software protocol of cryptocurrencies.
•Digital asset trading platforms’ deposit and withdrawal policies and practices, liquidity on such trading platforms and interruptions in service from or failures of such trading platforms.
•Regulatory measures, if any, that affect the use and value of digital assets.
•The taxation, and tax-related reporting, of transactions involving digital assets by the United States and other jurisdictions.
•Competition for and among various cryptocurrencies that exist and market preferences and expectations with respect to adoption of individual currencies.
•Actual or perceived manipulation of the markets for cryptocurrencies.
•Actual or perceived threats that cryptocurrencies and related activities such as mining have adverse effects on the environment or are tied to illegal activities, or on the other hand, the correlation of the price of certain digital assets to the price of bitcoin in particular.
•Social media posts and other public communications by high-profile individuals relating to specific cryptocurrencies, or listing or other business decisions by cryptocurrency companies relating to specific cryptocurrencies.
•Investors’ expectations with respect to the rate of inflation, in the economy, monetary policies of governments, trade restrictions and currency devaluations and revaluations.

•Investors’ overall confidence in the digital asset ecosystem and the safety and reliability of digital asset trading platforms.
•Activities of stablecoin issuers, the ability of stablecoin issuers to substitute underlying assets to back the stablecoins or the decline in value of those underlying assets and future actions relating to the regulatory or accounting treatment of stablecoins.
Additionally, some purportedly decentralized digital assets may be more centralized than widely believed, or may become more centralized over time, increasing the risk that an adverse event impacting an individual personality or entity could result in a reduction in the price of digital assets. While digital assets networks are typically decentralized and do not need to rely on any single government or institution to create, transmit and determine value, in reality a single personality or entity may have the ability to exert centralized authority over a network.
There are also volatility risks related to stablecoins, which are designed to have a relatively stable price that aligns with the price of an underlying physical asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. The composition of backing assets varies considerably across popular stablecoins, with some stablecoins backed entirely by off-chain assets including cash or short-term, highly liquid assets, and others backed by assets significantly less liquid than cash or cash equivalents. For example, Circle, which issues USDC, reports that it holds cash and short-term cash equivalents to back its USDC stablecoins. Meanwhile, Tether, which issues USDT, publishes a report on a quarterly basis which includes a breakdown of the consolidated total assets comprising its reserves backing USDT as of a given reporting date, and according to such reports, its reserves have included commercial paper and certificates of deposit, cash and bank deposits, reverse repo notes, money market funds, treasury bills, secured loans, corporate bonds, funds and precious metals, and other investments (including digital tokens), and Tether reserves the right to redeem USDT by making in-kind redemptions of any assets held in its reserves. We regularly transact in and hold stablecoins; as of March 31, 2023, USDT and USDC were the only stablecoins that we held in material amounts. See “Information About Galaxy—Stablecoin Holdings” for more information. As a result of the discretion afforded to certain stablecoin issuers to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, there is a risk that an issuer may be unable to liquidate enough backing assets if it were to face mass redemptions of its stablecoin, which could cause the price of the stablecoin to deviate from the price of the underlying fiat currency or other asset with which the stablecoin is designed to align in price. In extreme cases, such as a request to immediately redeem all or substantially all of a particular stablecoin in circulation, even stablecoins backed by reserves comprised primarily of cash and cash equivalents may be subject to instability or an inability of the stablecoin issuer to meet all redemption requests, as the market for short-dated U.S. government obligations might not be sufficiently price stable. Market participants have increasingly shown concern about the actual underlying liquidity and reserves for dollar stablecoins such as USDT and USDC. For example, according to reports, Circle had more than $3 billion of its USDC reserve funds temporarily locked in Silicon Valley Bank when such bank was placed into FDIC receivership in March 2023. Although these funds were ultimately made available, concerns related to Circle’s access to these funds caused USDC to temporarily fall below its $1.00 peg, and the total market capitalization of USDC decreased following this temporary depegging. If a stablecoin issuer were to fail to honor its redemption obligations, this could undermine public confidence in stablecoins and in digital assets more broadly, which could have a widespread impact on the cryptoeconomy, causing the prices of other stablecoins and digital assets to become more volatile.
Because stablecoins purport to be backed by underlying reserve assets, a fundamental issue in the event of the bankruptcy or insolvency of the issuer of a given stablecoin is which party possesses beneficial ownership of the underlying reserve assets: the holder of the stablecoin, or the issuer. If a particular stablecoin were structured in a manner that entitles its holder only to a contractual right to payment from the issuer (even if such payments are to be derived from the underlying assets), then the assets underlying the stablecoins may be considered to be the property of the issuer’s bankruptcy estate, such that all of the issuer’s creditors would be entitled to their pro rata share of such assets, with the stablecoin holder being treated as an unsecured creditor of the issuer. In such an event, if the issuer were to have insufficient funds or assets to satisfy the claims of its creditors, then the holder of a stablecoin would likely receive only a partial recovery, and not the full purported value of its stablecoin holdings. Conversely, if a particular stablecoin were structured in a manner that entitles its holder to absolute beneficial ownership of the underlying reserve assets, whereby the issuer holds bare legal title to the underlying assets but has no beneficial interest or property rights in such assets, then the holders would likely have a stronger claim on the underlying assets in the event of a bankruptcy or insolvency of the issuer. However, due to the novelty of stablecoins, courts have not yet considered the treatment of underlying reserve assets in the context of a bankruptcy or insolvency of a stablecoin issuer, and there can be no certainty as to a court’s determination in such circumstances.
Some digital assets may be more difficult to value than other investments because such assets may not have a liquid or transparent trading market. For example, some digital asset trading platforms have created their own digital assets and used them in opaque and potentially fraudulent manners to facilitate transactions and trading relationships. In certain circumstances, such digital assets are thinly traded, making it difficult to ascertain the true value of such assets. We may not be able to sell a digital asset promptly or at a reasonable time or price. Although there may be an institutional market for certain digital assets, it is not possible to predict exactly how the market for such assets will develop or whether it will continue to exist. A digital asset that was liquid at the time of purchase may subsequently become illiquid, and its value may decline as a result. In addition, transaction costs are generally higher for digital assets.
There is no assurance that cryptocurrencies will maintain their long-term value in terms of purchasing power in the future, or that acceptance of cryptocurrency payments by mainstream retail merchants and commercial businesses will continue to grow. Only a limited number of cryptocurrencies, including bitcoin, have become sometimes accepted as a means of payment for some goods and services, and use of cryptocurrencies by consumers to pay at retail and commercial outlets remains very limited. In part, this is because cryptocurrencies face significant scaling obstacles that can lead to high fees or slow transaction settlement times and attempts to increase the volume of transactions may not be effective. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such limited use as has developed to date, may result in increased volatility or a reduction in the value of that cryptocurrency or cryptocurrencies generally, which has in the past, and could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Due to a lack of familiarity and some negative publicity associated with digital asset trading platforms, existing and potential customers, counterparties and regulators may lose confidence in digital asset trading platforms.
Since the inception of the cryptoeconomy, numerous digital asset trading platforms have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these platforms were not compensated or made whole for their losses. Larger platforms like us are more appealing targets for hackers and malware, and may also be more likely to be targets of regulatory enforcement actions. For example, in February 2014, Mt. Gox, the then-largest digital asset trading platform worldwide, filed for bankruptcy protection in Japan after an estimated 700,000 bitcoins were stolen from its wallets. In May 2019, Binance, one of the world's largest platforms, was hacked, resulting in losses of approximately $40 million, and in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex's alleged misuse of over $800 million of customer assets. Further, in 2022 and 2023, each of Celsius Networks, Voyager Digital, Three Arrows Capital, FTX and Genesis declared bankruptcy. In particular, in November 2022, FTX—which was at the time one of the world's largest and most popular digital asset trading platforms—became insolvent, and it was revealed that the platform had been misusing customer assets, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding crypto more broadly.
U.S. and Bahamian authorities continue to wrestle with significant jurisdictional questions regarding the FTX proceedings. As the FTX dispute develops, both in the media and the U.S. and Bahamian court systems, the Bahamian cryptoeconomy and the firms that operate within it may be materially and/or disproportionately disrupted. In December 2022, Galaxy Bahamas Ltd. received approval from the Securities Commission of The Bahamas for registration as a digital asset business under the Digital Assets and Registered Exchanges Act, 2020. Galaxy Bahamas Ltd. will physically operate out of the Bahamas and intends to initially serve as an extension of GT and GPL, and also offer market making services. In light of the FTX dispute, customers, counterparties and regulators may view operations within the Bahamanian cryptoeconomy as more risky than operations in other jurisdictions. See “Risks Related to Regulation, Information Systems and Privacy Matters—Regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business” for a further discussion of these risks.
Further, in June 2023, the SEC initiated lawsuits against Coinbase and Binance alleging, among other things, that such firms were operating as unregistered securities exchanges in the United States, and identifying a number of digital assets that the SEC alleges to be unregistered securities. Both Coinbase and Binance have denied the allegations, but the outcome of these lawsuits, their effect on the broader cryptoeconomy and the reputational impact on industry participants, remain uncertain.
In addition, there have been reports that a significant amount of trading volume on digital asset trading platforms is fabricated and false in nature, with a specific focus on unregulated platforms located outside the United States. Such reports may indicate that the market for digital asset trading platform activities is significantly smaller than otherwise understood.
Negative perception, a lack of stability and standardized regulation in the cryptoeconomy, and the closure or temporary shutdown of digital asset trading platforms due to fraud, business failure, hackers or malware, or government mandated regulation, and associated losses suffered by customers may reduce confidence in the cryptoeconomy and result in greater volatility of the prices of assets, including significant depreciation in value. Any of these events could have an adverse impact on our reputation, financial condition and our business.
Many digital asset transactions are irrevocable and stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed digital asset transactions could adversely affect the price of our Class A common stock.
Digital asset transactions are typically not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft of a digital asset generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. Although transfers of digital assets that we hold and/or that are custodied on behalf of our customers will regularly be made to or from our custody accounts, it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from our custody accounts in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.
Such events have occurred in connection with digital assets in the past. For example, in September 2014, the digital asset trading platform Huobi announced that it had sent approximately 900 bitcoins and 8,000 Litecoins (worth approximately $400,000 at the prevailing market prices at the time) to the wrong customers. To the extent that we are unable to seek a corrective transaction with such third party or are incapable of identifying the third party which has received our digital assets through error or theft, we will be unable to revert or otherwise recover incorrectly transferred digital assets. We will also be unable to convert or recover the digital assets transferred to uncontrolled accounts. To the extent that we are unable to seek redress for such error or theft, such loss could have a material adverse effect on us.
The U.S. federal income tax treatment of transactions in digital assets is unclear.
Due to the new and evolving nature of digital assets and the absence of comprehensive guidance with respect to digital assets, many significant aspects of the U.S. federal income tax treatment of digital assets are uncertain. Our operations and dealings, in or in connection with digital assets, as well as transactions in digital assets generally, could be subject to adverse tax consequences in the United States, including as a result of development of the legal regimes surrounding digital assets, and our operating results, as well as the price of digital assets, could be adversely affected thereby.
Many significant aspects of the U.S. federal income tax treatment of digital assets (including with respect to the amount, timing and character of income recognition) are uncertain. In 2014, the U.S. Internal Revenue Service (the “IRS”) released a notice (the “Notice”) discussing certain aspects of digital assets for U.S. federal income tax purposes and, in particular, stating that such digital assets (1) are “property,” (2) are not “currency” for purposes of the rules relating to foreign currency gain or loss and (3) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital assets are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital assets. The Notice and the Ruling & FAQs, however, do not address other significant aspects of the U.S. federal income tax treatment of digital assets. We do not intend to request a ruling from the IRS on these issues, and we will take positions on these and other U.S. federal income tax issues relating to digital assets that we believe to be reasonable. There can be no assurance that the IRS will agree with the positions we take, and it is possible that the IRS will successfully challenge our positions.
There can be no assurance that the IRS will not alter its position with respect to digital assets in the future or that a court would uphold the treatment set forth in the Notice and the Ruling & FAQs. It is also unclear what additional guidance on the treatment of digital assets for U.S. federal income tax purposes may be issued in the future. Any such alteration of the current IRS positions or additional guidance could result in adverse tax consequences for us and could have an adverse effect on the value of bitcoin or other digital assets. Because of the evolving nature of digital assets, it is not possible to predict potential future developments that may arise with respect to digital assets. Such developments may increase the uncertainty with respect to the treatment of digital assets for U.S. federal income tax purposes. For example, the Notice addresses only digital assets that are “convertible virtual currency,” and it is conceivable that we will hold certain types of digital assets that are not within the scope of the Notice. On November 15, 2021, President Biden signed into law the Infrastructure Investment and Jobs Act (the “IIJA”). The IIJA implements a set of comprehensive financial account information reporting rules that will apply to persons, including digital asset trading platforms and custodians, that regularly effect transfers of digital assets on behalf of other persons. In particular, these rules will require digital asset trading platforms and custodians to report digital asset transactions (including sales, exchanges and other transfers) effected on behalf of other persons on an annual return, in a manner similar to the current reporting rules for brokers that effect stock and other securities transactions on behalf of customers. These rules will be effective for digital asset transactions occurring after associated final regulations are issued by the IRS. In addition, beginning in 2024, the IIJA extends the reporting requirements for businesses that receive more than $10,000 in cash in a transaction (or related transactions) to transactions involving the receipt of digital assets with a fair market value of more than $10,000. These rules, the effects of which may depend in significant part on regulation or other guidance from the IRS on their implementation, could create significant compliance burdens for us and our customers, and could affect the price of digital assets, which could have an adverse effect on our business.
The state, local and non-U.S. tax treatment of digital assets is unclear.
The taxing authorities of certain states (i) have announced that they will follow the Notice with respect to the treatment of digital assets for state income tax purposes and/or (ii) have issued guidance exempting the purchase and/or sale of digital assets for fiat currency from state sales tax. It is unclear what further guidance on the treatment of digital assets for state tax purposes may be issued in the future. Any future guidance on the treatment of digital assets for state or local tax purposes could result in adverse tax consequences to us and could adversely affect the price of digital assets.
The treatment of digital assets for tax purposes by non-U.S. jurisdictions may differ from the treatment of digital currency for U.S. federal, state or local tax purposes. It is possible, for example, that a non-U.S. jurisdiction would impose sales tax or value-added tax on purchases and sales of digital assets for fiat assets. For instance, if a foreign jurisdiction with a significant share of the market of bitcoin users imposes onerous tax burdens on digital asset users, or imposes sales or value-added tax on purchases and sales of digital assets for fiat assets, such actions could result in decreased demand for digital currency in such jurisdiction, which could adversely affect the price of digital assets.
You are urged to consult your own tax advisors regarding the tax treatment of digital assets and the consequences of investing in us, given the nature of our business.

Political or economic crises may motivate large-scale sales of digital assets, which would result in a reduction in values and materially and adversely affect us.
Cryptocurrencies, as an alternative to fiat currencies that are backed by central governments, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets would result in a reduction in their value and could materially and adversely affect our investment and trading strategies, the value of our assets and our value.
The value of cryptocurrencies and other digital assets may be subject to momentum pricing risk.
Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and other digital asset market prices are determined primarily using data from various digital asset trading platforms, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and other digital assets, inflating and making their market prices more volatile, and such effects may be material and adverse. As a result, cryptocurrencies and other digital assets may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely materially affect the value of our cryptocurrency and other digital asset inventory and thereby affect the market price of our Class A common stock.
Short sales and borrowings of digital assets pose additional risks.
We engage in short sales and borrowings of digital assets. In a short sale, we would sell digital assets that we do not own, typically borrowed from a third party. Borrowing and lending markets for digital assets are currently limited and are unlikely to become as developed and stable as those for securities or other established assets in the near term, if ever, which exposes us to risks.
Because we would remain liable to return any digital assets that we borrowed, whether in connection with a short sale or otherwise, we would be required to purchase an equivalent amount of digital assets prior to the date on which delivery to the third-party lender is required. We will incur a loss as a result of a short sale or borrowing if the price of the digital assets increases between the date of the short sale or borrowing and the date on which we replace the borrowed digital assets. The amount of any loss will be increased by the amount of the premium or interest that we may be required to pay in connection with a short sale or borrowing. Short selling and borrowing exposes us to unlimited risk with respect to the borrowed digital assets because of the lack of an upper limit on the prices to which those digital assets can rise. Purchasing digital assets to close out a short position can itself cause the price of the digital assets to rise further, thereby exacerbating any losses. Under adverse market conditions, we may have difficulty purchasing digital assets to meet our short sale delivery obligations and may have to sell other digital assets to raise the necessary capital at a time when it would be unfavorable to do so. If a request for return of borrowed assets occurs at a time when other short sellers are receiving similar requests, a “short squeeze” can occur, and we may be compelled to replace borrowed digital assets previously sold short with purchases on the open market at the most disadvantageous time, possibly at prices significantly in excess of the proceeds received in originally selling the assets short. In addition, we may have difficulty purchasing assets to meet our delivery obligations if the assets sold short or borrowed by us have a limited daily trading volume or limited market capitalization. Short sales by us and “short” derivative positions are forms of investment leverage, and the amount of our potential loss is theoretically unlimited.
Lending of digital assets pose additional risks.
We lend digital assets to third parties, including affiliates. On termination of the loan, the borrower is required to return the digital assets to us; any gains or loss in the market price during the loan would inure to us. In the event of the bankruptcy of the borrower, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful. Moreover, we have in the past, and may in the future, engage in unsecured lending of digital assets, which exposes us to losses amounting to the full value of any such digital assets. In addition, there is significant operational infrastructure required to scale the borrowing and lending of digital assets. The failure to appropriately implement the infrastructure related to the lending business could lead to operational risk and have a material adverse effect on us. In addition, our lending operations may be subject to regulatory risk. While there is no U.S. federal law that requires registration or licensing for lending activities, some digital asset lending arrangements have been found to be securities. See “Risks Related to Our Operations—A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock” and if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Consumer Protection Act, the Fair Credit Reporting Act and the Fair Debt Collection Practices Act. Further, some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. See “Information about Galaxy—Government Regulation—United States—Lending” for more information.
Blockchain networks, digital assets and the digital asset trading platforms on which these assets are traded are dependent on internet and other blockchain infrastructure and susceptible to system failures, security risks and rapid technological change.
The success of cryptocurrency-based blockchain and other digital asset platforms will depend on the continued development of a stable public infrastructure, with the necessary speed, data capacity and security, and the timely development of complementary products such as high-speed modems for providing reliable internet access and services. Digital assets have experienced, and are expected to continue to experience, significant growth in the number of users and amount of content. Blockchains will continue to be increasingly interconnected with other blockchains and real-world applications. As services and applications continue to be built on top of blockchains, there will place increased reliance on third-party infrastructure providers, including in connection with cross-chain bridges and messaging, liquidity providers, wallets, data feeds and oracles. Reliance on any of these third-parties introduces additional risks and points of failure. There is no assurance that the relevant digital asset infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner, or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our systems. If we are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our systems and technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations. Cryptocurrencies are created, issued, transmitted, and stored according to protocols run by computers in the cryptocurrency network. It is possible these protocols have undiscovered flaws or could be subject to network scale attacks which could result in losses to us. Advancements in quantum computing could break the cryptographic rules of protocols which support certain of our assets.

If the digital asset award for mining blocks and transaction fees for recording transactions on a digital asset network is not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expanding processing power or demand high transaction fees, which could negatively impact the value of the digital asset and the market price of our Class A common stock.
If the digital asset rewards for mining blocks or the transaction fees for recording transactions on a digital asset network are not sufficiently high to incentivize miners, or if certain jurisdictions continue to limit mining activities, miners may cease expending processing power to mine blocks and confirmations of transactions on the digital asset’s blockchain could be slowed. We pay miner fees in connection with our digital asset transactions. Miner fees can be unpredictable. For instance, in 2017, bitcoin miner fees increased from approximately $0.35 per transaction in January 2017 to over $50 per transaction in December 2017. For example, the realization of one or more of the following risks could materially adversely affect the market price of our Class A common stock:
•Over the past several years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first generation application specific integrated circuit machines to “professionalized” mining operations using proprietary hardware or sophisticated machines. If the profit margins of digital asset mining operations are not sufficiently high, including due to an increase in electricity costs, digital asset miners are more likely to immediately sell tokens earned by mining, resulting in an increase in liquid supply of that digital asset, which would generally tend to reduce that digital asset’s market price.
•A reduction in the processing power expended by miners on a digital asset network could increase the likelihood of a malicious actor disrupting or obtaining control of the network. See “—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.”
•Miners have historically accepted relatively low transaction confirmation fees on most digital asset networks due to income skewed toward the block reward. If miners demand higher transaction fees for recording transactions in the blockchain or a software upgrade automatically charges fees for all transactions on a digital asset network, the cost of using such digital asset may increase and the marketplace may be reluctant to accept such digital asset as a means of payment. Alternatively, miners could collude in an anti-competitive manner to reject low transaction fees on a digital asset network and force users to pay higher fees, thus reducing the attractiveness of the digital asset network. Higher transaction confirmation fees resulting from collusion or other factors may reduce the attractiveness of the digital asset network, the value of the digital asset, and could materially and adversely affect our investment and trading strategies, the value of our assets and the market price of our Class A common stock. Losses associated with the payment of miner fees in excess of what we charge our customers, could result in adverse impacts on our operating results.
•To the extent that any miners cease to record transactions that do not include the payment of a transaction fee in mined blocks or do not record a transaction because the transaction fee is too low, such transactions will not be recorded on the blockchain of a digital asset until a block is mined by a miner who does not require the payment of transaction fees or is willing to accept a lower fee. Any widespread delays in the recording of transactions could result in a loss of confidence in a digital asset network.
•Digital asset mining operations can consume significant amounts of electricity, which may have a negative environmental impact and give rise to public opinion against allowing, or government regulations restricting, the use of electricity for mining operations. Additionally, miners may be forced to cease operations during an electricity shortage or power outage.

From time to time, we may encounter technical issues in connection with changes or upgrades to the underlying digital asset networks of supported cryptocurrencies or protocols, and more broadly, such changes or upgrades may be delayed or unsuccessful, any of which could materially and adversely affect our investments and trading strategies, our financial condition and results of operations.
Rising adoption of blockchain networks leads to network congestion, as space on decentralized ledgers is inherently scarce. From a design standpoint, striking a balance between security, decentralization, and scalability (or transactional throughput) is subject of great debate among innovators and has led to the creation of a variety of networks that make different trade-offs to achieve different outcomes. If network congestion rises to the point where transaction fees make it prohibitively expensive for average users to operate on the network, those users may stop using the network, and application developers may seek to build on other networks where users can afford to transact.
Any number of anticipated or unforeseen technical changes or software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may cause incompatibility, technical issues, disruptions or security weaknesses to our systems. If we or our third-party providers are unable to identify, troubleshoot and resolve any such issues successfully, we may no longer be able to support such cryptocurrency, our customers’ assets may be frozen or lost, the security of our hot or cold wallets may be compromised and our technical infrastructure may be affected, all of which could adversely impact the success of our business, financial condition and results of operations.
Changes in the governance of a digital asset network may not receive sufficient support from users and miners, which may negatively affect that digital asset network’s ability to grow and respond to challenges.
The governance of decentralized networks, such as the Bitcoin and Ethereum networks, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. The foregoing notwithstanding, the protocols for some decentralized networks, such as the Bitcoin network, are informally managed by a group of core developers that propose amendments to the relevant network’s source code. Core developers’ roles evolve over time, largely based on self-determined participation. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols that may adversely affect the value of the relevant digital asset.
As a result of the foregoing, it may be difficult to find solutions or marshal sufficient effort to overcome any future problems, especially long-term problems, on digital asset networks.
A temporary or permanent “fork” could adversely affect an investment in us.
Many public blockchain networks, including the Bitcoin network, operate using open-source protocols, meaning that any user can download the software, modify it and then propose that the users and miners of bitcoin, for example, adopt the modification. The development team for a network might propose and implement amendments to a network’s source code through software upgrades altering the original protocol, including fundamental ideas such as the irreversibility of transactions and limitations on the validation of blockchain software distributed ledgers. Such changes to original protocols and software could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the network remains uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “hard fork” of the Bitcoin network, with one group running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of Bitcoin running in parallel, yet lacking interchangeability. Both Bitcoin and Ethereum have experienced “forks” in recent years. A fork can lead to a disruption of networks and our information technology systems, which can further lead to temporary or even permanent loss of customer assets. For example, in August 2017, Bitcoin “forked” into Bitcoin and a new digital asset, Bitcoin Cash, as a result of a several-year dispute over how to increase the rate of transactions that the Bitcoin network can process.
Forks may also occur as a network community’s response to a significant security breach. For example, in June 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to syphon approximately $60 million of ETH held by The DAO, a distributed autonomous organization, into a segregated account. In response to the hack, most participants in the Ethereum community elected to adopt a “fork” that effectively reversed the hack. However, a minority of users continued to develop the original blockchain, now referred to as “Ethereum Classic” with the digital asset on that blockchain now referred to as Ether Classic, or ETC. ETC now trades on several digital asset trading platforms.
A fork may also occur as a result of an unintentional or unanticipated software flaw in the various versions of otherwise compatible software that users run. Such a fork could lead to users and miners abandoning the digital asset with the flawed software. It is possible, however, that a substantial number of users and miners could adopt an incompatible version of the digital asset while resisting community-led efforts to merge the two chains. This could result in a permanent fork, as in the case of Ether and Ether Classic.
In addition, many developers have previously initiated hard forks in the Bitcoin blockchain to launch new digital assets, such as Bitcoin Cash, Bitcoin Gold, Bitcoin Silver and Bitcoin Diamond. Later, the Bitcoin Cash blockchain was again forked to launch a new digital asset, Bitcoin Satoshi’s Vision. To the extent such digital assets compete with a digital asset held by Galaxy, such competition could impact demand for such digital asset and could adversely impact the market price of our Class A common stock. Furthermore, a hard fork can lead to new security concerns. For example, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast to nefarious effect on the other network, plagued Ethereum trading platforms through at least October 2016. An Ethereum trading platform announced in July 2016 that it had lost 40,000 Ether Classic, worth about $100,000 at that time, as a result of replay attacks. Another possible result of a hard fork is an inherent decrease in the level of security due to significant amounts of mining power remaining on one network or migrating instead to the new forked network. After a hard fork, it may become easier for an individual miner or mining pool’s hashing power to exceed 50% of the processing power of the digital asset network that retained or attracted less mining power, thereby making digital assets that rely on proof-of-work more susceptible to attack.
A hard fork may adversely affect the price of the digital asset at the time of announcement or adoption. For example, the announcement of a hard fork could lead to increased demand for the pre-fork digital asset, in anticipation that ownership of the pre-fork digital asset would entitle holders to a new digital asset following the fork. The increased demand for the pre-fork digital asset may cause the price of the digital asset to rise. After the hard fork, it is possible the aggregate price of the two versions of the digital asset running in parallel would be less than the price of the digital asset immediately prior to the fork.
The Ethereum network is in the process of implementing software upgrades and other changes to its protocol. For example, in September 2022, the Ethereum network activated the long-awaited “Merge” upgrade. The Merge effectively swapped Ethereum’s consensus mechanism away from proof-of-work to proof-of-stake. A digital asset network’s consensus mechanism is a material aspect of its source code, and any failure to properly implement such a change could have a material adverse effect on the value of digital assets that rely on the Ethereum network, including some of which we hold, and the market price of our Class A common stock. Although the Merge appears to be successful thus far, it is possible that the Merge introduced a currently undiscovered error or vulnerability. It is expected that further developments and forks for the Ethereum network are forthcoming.
Any future forks could adversely affect our business and the market price of our Class A common stock.
We engage in Decentralized Finance (“DeFi”) activities and may suffer losses if the DeFi protocols, or our activities thereon, do not function as expected.
We engage in various DeFi activities. DeFi protocols achieve their purposes through self-executing smart contracts. Some of these DeFi protocols allow users to, for example, transfer digital assets to a pool from which other users can borrow without requiring an intermediate party to facilitate these transactions. Digital assets transferred to a pool generally earn interest to the lender, based on the rates at which borrowers repay the loan, and can generally be withdrawn with no restrictions. However, these DeFi protocols pose heightened regulatory concerns and are subject to various risks, including the risk that the underlying smart contract is insecure, the risk that borrowers may default and the lender will not be able to recover its digital assets, the risk that any underlying collateral may experience significant volatility, and the risk that certain core developers with protocol administration rights can make unauthorized or harmful changes to the underlying smart contract. If any of these risks materialize, our digital assets in these DeFi protocols may be adversely impacted and we may lose some or all of our digital assets.
The emergence of DeFi subjects us to evolving risks and uncertainties relating to our investments and our services.
DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. There are various DeFi applications and protocols, each with its own unique risks and uncertainties. Common DeFi applications include borrowing/lending digital assets and providing liquidity or market making in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services, but the nascent technology comes with several risks that could materially and adversely affect our investments and trading strategies. It is difficult to quantify the amount of leverage that exists within the DeFi ecosystem and price volatility can result in deleveraging that moves asset prices dramatically. In addition, smart contracts may contain bugs which put funds at risk of theft or loss. Furthermore, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls.
The complexity and interconnectedness of digital asset networks, applications, and economic systems enables new forms of malicious attacks that leverage a feature or vulnerability of one system to attack another. Such an attack may take the form of a temporary manipulation of the price of certain digital assets that trigger second order behaviors, such as automatic collateral liquidations on decentralized applications or digital asset trading platforms. Such an attack could adversely affect investments. A malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized exchange or lending application is designed to reference an external pricing source of a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as a digital asset trading platform), the pricing source used by the decentralized trading platform or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized trading platform or application. Such liquidations may be processed automatically and could have a material adverse effect on our investments and trading strategies.
DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally.
The U.S. financial system is extensively regulated at both the federal and state level with a particular focus on intermediaries such as banks, broker-dealers, futures commission merchants, investment funds, investment advisers, and financial asset exchanges, trading platforms, clearinghouses and custodians. U.S. laws and regulations impose specific obligations on financial services intermediaries both for the protection of their customers and for the protection of the U.S. financial system as a whole. These include capital requirements, activities restrictions, reporting and disclosure requirements and obligations to monitor the activities of their customers and to ensure that the intermediaries’ activities and the activities of their customers are conducted in accordance with applicable laws and regulations. Non-U.S. laws and regulatory requirements may impose similar obligations. By seeking to eliminate or substantially limit the role of traditional financial services intermediaries in lending, brokering, advisory, trading, clearing, custodying and other financial services activities, DeFi protocols pose numerous challenges to the longstanding oversight framework developed under U.S. law and used by U.S. and other regulators. For example, one former commissioner of the CFTC has publicly stated that he believes certain DeFi protocols and activities operating without regulatory licensing likely violates the Commodity Exchange Act. Moreover, in June 2023, a federal judge ruled that the CFTC had sufficiently pleaded that a decentralized autonomous organization (“DAO”) operates a DeFi protocol that has not registered as a futures commission merchant (“FCM”) and thereby illegally offers leveraged and margined retail commodity transactions in digital assets, engages in activities only registered FCMs can perform, and has failed to adopt a customer identification program as part of a BSA compliance program, as required of FCMs, such that the judge granted the CFTC’s motion for default judgment against the DAO. In an accompanying settled enforcement order, the CFTC found the two founders, as token holders who voted their DAO tokens to govern the DAO, personally liable for the DAO’s violations of the Commodity Exchange Act and regulations promulgated thereunder. While the scope of liability for persons associated with a DAO, or its accompanying DeFi protocol, are currently unclear notwithstanding the default judgment entered against the DAO, it is possible that regulatory agencies may consider other DeFi token holders, or users of a DeFi protocol, liable for potential violations of the DeFi protocol.
There has also been an increase in SEC oversight, including reported SEC subpoenas of teams behind DeFi platforms, which indicates that the SEC believes DeFi activities may in themselves implicate federal securities laws. In April 2023, the SEC reopened the comment period and provided supplemental information for its proposed amendments to the definition of “exchange” under the Exchange Act. In the supplemental information, the SEC states that it believes DeFi protocols and the parties that develop them could be exchanges subject to federal securities laws if they facilitate the trading of digital asset securities. In announcing the reopening, Chair Gensler stated “calling yourself a DeFi platform is not an excuse to defy the securities laws.” It is not possible to predict how or when these developments will be resolved or what the impact on specific DeFi protocols will be. Because it is unclear both which digital assets on a DeFi platform may be deemed securities and which DeFi activities in themselves may implicate the federal securities laws, it is likely that the DeFi industry will face a prolonged period of regulatory uncertainty. It is possible that some DeFi protocols, including those using digital assets that we invest in, will be subjected to costly and burdensome compliance regimes or even prohibited outright.
In addition, traditional financial services intermediaries bear significant and ongoing costs to comply with financial services regulation, and individually or through trade associations may actively oppose legislative or regulatory efforts to accommodate DeFi activities that compete with their core service offerings. Traditional financial services intermediaries may instead actively encourage policymakers and regulatory authorities to take actions that impede the development and use of DeFi protocols. DeFi protocols that significantly improve on traditional financial services offerings by making transactions more efficient and inexpensive, including those using digital assets, can be expected to draw the most attention and potential opposition from traditional financial services intermediaries, the associations that represent them, and their legislative allies.
Further, most DeFi activities rely on users maintaining “self-hosted” wallets, and DeFi protocols generally do not engage in anti-money laundering (“AML”) and know-your-customer (“KYC”) or other customer identification and due diligence processes, each of which have raised concerns for regulators, including international standard-setting bodies such as the Financial Action Task Force.
Legislative bodies and regulators may be required to adapt their regulatory models to accommodate decentralized financial activities, or take novel steps to supervise, limit or even prohibit decentralized financial activities.
Any action taken by federal, state or international policymakers or regulators to address risks and perceived risks to the public or to the U.S. and other countries’ financial systems from decentralized financial activities, or the threat of such action, could have a material adverse impact on one or more digital assets and therefore materially and adversely impact our investments, our revenue and the market price of our Class A common stock.
If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of hash rate on a proof-of-work system, or otherwise controls a sizeable portion of supply in a proof-of-stake system, it can maliciously disrupt the blockchain, either by halting functionality, censoring transactions, or even double-spending coins. If such an actor or botnet obtains a majority of the processing power dedicated to mining on a particular digital asset network, it may be able to alter the relevant blockchain on which transactions in that digital asset rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could also control, exclude or modify the ordering of transactions. Although the malicious actor or botnet would not be able to generate new tokens or transactions using such control, it could “double-spend” its own tokens (i.e., spend the same tokens in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the relevant digital asset network or the digital asset community did not reject the fraudulent blocks as malicious, reversing any changes made to the relevant blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network.
For example, in August 2020, the Ethereum Classic Network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic Network. The attack resulted in reorganizations of the Ethereum Classic Blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of over $5.0 million and $1.0 million.
In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, certain individuals believe it negatively impacts the Bitcoin Cash network.
Further, a malicious actor or botnet could create a flood of transactions in order to slow down the relevant digital asset network. For example, on June 2, 2018, the Horizen network was the target of a double-spend attack by an unknown actor that gained more than 50% of the processing power of the Horizen network. The attack was the result of delayed submission of blocks to the Horizen network. The core developers of Zen have since begun to implement mitigation procedures to significantly increase the difficulty of attacks of this nature by introducing a penalty for delayed block submissions.
The crossing of the 50% threshold indicates a greater risk that a single mining pool or small group of mining pools could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the network falls within the jurisdiction of a single governmental authority. To the extent that such events occur on the network of a digital asset that we hold, if the network participants, including any core developers and administrators of mining pools, do not ensure greater decentralization of mining processing power of such network, the feasibility of a malicious actor obtaining control of the processing power on such network will increase, which may adversely affect our business.
More generally, the practice of Maximum Extractable Value, or MEV, has become standard and widespread across proof-of-stake-based smart contracting platforms like Ethereum. MEV also refers to “Miner Extractable Value” for proof-of-work-based platforms like the Bitcoin Network. MEV is the practice by which miners and validators exploit their role in a particular digital asset network in order to extract value from transactors by censoring, frontrunning, backrunning or otherwise executing arbitrage strategies against transactors. MEV can reduce the effectiveness of certain blockchain transactions and in turn increase the cost of transacting on networks, which may discourage users from transacting on such networks altogether. There are currently no means to completely mitigate the effects of MEV, and to the extent that we transact on these blockchains, whether for proprietary purposes or on behalf of our clients, we may be unable to protect ourselves or our clients from the effects or impacts of MEV, which could include a reduction in the speed, quality and/or security of our trades. Furthermore, if any one digital asset network’s user experience is harmed at scale, the value of the digital assets carried on that network could decline. The occurrence of any of the aforementioned risks associated with MEV could adversely affect the value of our transactions and investments, our ability to operate efficiently and the market price of our Class A common stock.
A malicious actor may also obtain control over the Bitcoin network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that the

Bitcoin ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power on the Bitcoin network in this manner will remain heightened.
Any of the above events could materially and adversely affect certain of our investments and trading strategies, the value of our assets and the value of any investment in us.
Any inability to maintain adequate relationships with affiliates, third-party banks and trading venues with respect to, and any inability to settle customer trades related to, our cryptocurrency offerings, may adversely affect our business, financial condition and results of operations.
We rely on our affiliates, third-party banks and trading venues to provide our cryptocurrency products and services to our customers. The cryptocurrency market operates 24 hours a day, seven days a week. The cryptocurrency market does not have a centralized clearinghouse, and transactions in cryptocurrencies rely on direct settlements between third parties after trades are executed. Accordingly, we rely on our affiliates and third-party banks to facilitate cash settlements between customers and us and rely on the ability of our trading venues to complete cryptocurrency settlements. In addition, we must maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business, which includes deploying available working capital to facilitate cash settlements between us and our customers or us and our trading venues. If our affiliates, third-party banks or trading venues have operational failures and cannot perform and facilitate our routine cash and cryptocurrency settlement transactions, we will be unable to support normal cryptocurrency trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations. Similarly, if we fail to maintain cash assets in our bank accounts sufficient to meet the working capital needs of our business and necessary to complete routine cash settlements related to our trading activity, such failure could impair our ability to support normal trading operations and these disruptions could have an adverse impact on our business, financial condition and results of operations.
We may also be harmed by the loss of any of our banking partners and trading venues. As a result of the many regulations applicable to cryptocurrencies or the risks of digital assets generally, many financial institutions have decided, and other financials may in the future decide, to not provide bank accounts (or access to bank accounts), payments services or other financial services to companies providing cryptocurrency products, including us. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to digital asset-related companies, including us, for a number of reasons, such as perceived compliance risks or costs. Galaxy has in the past held accounts at Silvergate Bank and Signature Bank. We have diverse U.S. banking relationships, with most of our deposits at large, systemically important financial institutions. Any inability to procure or keep banking services would have a material and adverse effect on us. Similarly, continued general banking difficulties may decrease the utility or value of digital assets or harm public perception of those assets. In addition to banks, other third-party service providers including accountants, lawyers and insurance providers may also decline to provide services to companies engaged in digital asset-related businesses because of the perceived risk profile associated with such businesses or the lack of regulatory certainty. Consequently, if we or our trading venues cannot maintain sufficient relationships with the banks that provide these services, banking regulators restrict or prohibit banking of cryptocurrency businesses, or if these banks impose significant operational restrictions, it may be difficult for us to find alternative business partners for our cryptocurrency offerings, which may result in a disruption of our business and could have an adverse impact on our reputation, business, investment and trading strategies, the value of our assets, the value of any investment in us, financial condition and results of operations.
Competing industries may have more influence with policymakers than the digital asset industry, which could lead to the adoption of laws and regulations that are harmful to the digital asset industry and our business.
The cryptoeconomy is relatively novel and does not have the same access to policymakers and lobbying organizations in many jurisdictions compared to industries with which digital assets may be seen to compete, such as banking, payments and consumer finance. Competitors from other, more established industries may have greater access to and influence with governmental officials and regulators and may be successful in persuading these policymakers that digital assets require heightened levels of regulation compared to the regulation of traditional financial services. As a result, new laws and regulations may be proposed and adopted in the United States and elsewhere, or existing laws and regulations may be interpreted in new ways, that disfavor or impose compliance burdens on the cryptoeconomy or digital asset platforms, which could adversely impact the digital assets in which we invest and therefore the value of any investment in our business.
As digital assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by digital assets to users and investors.
For instance, on September 16, 2022, the U.S. Treasury and Justice Departments released regulatory and legislative recommendations and priorities to address illicit finance risks connected to the digital assets ecosystem, following President Biden’s executive order on the regulation of digital assets. The reports reflect the proactive posture that both the U.S. Treasury and Justice Departments have taken towards the enforcement and implementation of AML standards in the digital asset ecosystem. In July 2019, the United Kingdom’s Financial Conduct Authority proposed rules to address harm to retail customers arising from the sale of derivatives and exchange-traded notes that reference certain types of cryptocurrencies, contending that they are “ill-suited” to retail investors due to extreme volatility, valuation challenges and association with financial crimes. The rules, which entered into force on January 6, 2021, prohibit the sale, marketing and distribution to retail clients in the United Kingdom of derivatives and exchange traded notes that reference certain types of unregulated, transferable cryptocurrencies. The prohibition applies to investment firms, credit institutions and branches in the United Kingdom of third-country firms that market, distribute or sell digital asset-derivatives or digital asset trading platform traded notes in, or from, the United Kingdom to retail clients.
We currently offer services involving, and expect to continue to support, certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and our business could be adversely affected.
We currently offer services involving, and expect to continue to support, various digital assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming and design can have damaging, and even permanent, ramifications. For instance, in April 2018, a batch overflow bug was found in many Ethereum-based ERC20-compatible smart contract tokens that allowed hackers to create a large number of smart contract tokens, causing multiple digital asset platforms worldwide to shut down ERC20-compatible token trading. Similarly, in March 2020, a design flaw in the MakerDAO smart contract caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited digital assets into the smart contract. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, and lose liquidity over a short period of time. As smart contract-based digital assets continue to develop and evolve, we may be subject to unintended or unforeseen regulatory risks and regulatory actions, which may be inconsistently applied across jurisdictions.
In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of assets, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, our customers who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although we do not control these smart contracts, any such events could cause customers to seek damages against us for their losses, result in reputational damage to us, or in other ways adversely impact our business.
The value of Nonfungible Tokens (“NFTs”), any investment in NFTs, and the regulation of NFTs are uncertain and may subject us to unforeseeable risks.
We have developed, invest in and have funds associated with NFTs. We also invest in companies that create and support NFTs. NFTs are unique, one-of-a-kind digital assets made possible by certain digital asset network protocols. Because of their non-fungible nature, NFTs introduce digital scarcity and have become popular as online “collectibles,” similar to physical rare collectible items, such as trading cards or art. Like real world collectibles, the value of NFTs may be prone to “boom and bust” cycles as popularity increases and subsequently subsides. Certain metadata pertaining to NFTs or the collectible itself (such as digital art) represented by the NFT may be stored “offchain,” i.e., not on a decentralized digital asset network. If the entity behind an NFT project or its third-party hosting service or platform ceases hosting relevant data relating to NFTs, such NFTs may become worthless. If any of these events were to occur, it could adversely affect the value of certain of our future investments and strategies. In addition, because NFTs generally rely on the same types of underlying technologies as Digital Assets, most risks applicable to digital assets (including phishing, hacking, blockchain risks) are also applicable to NFTs and hence any investment into NFTs will be subject to general digital assets risks as described elsewhere in these risk factors. We have also recently begun to develop and release our own NFTs. Prior to developing and releasing an NFT, we consult external legal counsel to gain comfort that the NFTs we develop and release are not securities under the federal securities laws. However, we recognize that the application of the securities laws to NFTs is particularly uncertain, as most guidance related to the application of the federal securities laws to digital assets has been applied to more fungible forms of digital assets, such as cryptocurrencies. Any determination that the NFTs we develop and release are securities under the federal securities laws would adversely affect us. See “—A determination that a digital asset is a “security”, or that an activity in which we engage involves a “security” transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock.”
Private keys are required to access or transfer cryptocurrencies held in custody for GPL and GPL customers and the loss or destruction of such private keys may cause complete loss of the ability to retrieve or transfer such cryptocurrencies. If our custodian is unable to access the private keys and any backups thereto or if it experiences a cybersecurity breach, hack or other data loss that would restrict its ability to access any cryptocurrencies held in custody, we could become subject to reputational harm, legal claims, regulatory scrutiny, and other losses.
Cryptocurrency assets are typically controlled by the holder of the unique private key for the cryptocurrency wallet in which the cryptocurrency assets are held. While public addresses are generally published when used in a transaction on a blockchain, private keys are required to access, retrieve or transfer the cryptocurrency assets in the wallet. Therefore, protection and safekeeping of private keys is necessary to prevent unauthorized third party access to or control over the cryptocurrency assets held in a cryptocurrency wallet. The custodian for digital assets stored on behalf of GPL or GPL customers maintains at all times at least one backup set of keys for this wallet. If any of the private keys for these wallets are stolen, destroyed, lost or otherwise compromised or unavailable, and if the backup versions of these private keys are not available at the time or have been otherwise stolen or compromised, our custodian will not be able to access the digital assets held in the omnibus wallets. Bitcoin and other cryptocurrencies and digital assets, including wallets and other blockchain technologies, can be hacked or otherwise subject to security breaches and other malicious activities, which may result in, among other things, malicious actors obtaining the ability to retrieve, transfer and otherwise misappropriate the digital assets held in custody for GPL and GPL customers. Destruction, loss or theft of private keys for, or hack or other compromise or unavailability of, the wallets holding digital assets held for GPL and GPL customers could adversely affect customers’ ability to retrieve, access or transfer the digital asset, could require the relevant custodian to pay reimbursements to customers and/or other third parties for their losses, and could subject such custodian to significant liabilities and financial losses in addition to losing trust of customers and other market participants. For these reasons, any destruction, loss or theft of private keys due to a hack, misconduct or error, or any other compromise of the security and confidentiality of the private keys for the cryptocurrency wallets holding digital assets could harm our brand and reputation, could result in significant legal liability or other financial losses, and could adversely impact our business.
Risks Related to Regulation, Information Systems and Privacy Matters
The financial services industry is subject to government regulation in the United States, and our failure or inability to comply with these regulations or regulatory action against us could adversely affect our results of operations, financial condition or business.
The financial services industry is among the most extensively regulated industries in the United States. We operate an investment advisory and broker-dealer, each of which is subject to a specific and extensive regulatory scheme. In addition, we are subject to numerous state and federal laws and regulations of general application. It is very difficult to predict the future impact of the legislative and regulatory requirements affecting our business and our clients’ businesses.
Our subsidiary Galaxy Digital Capital Management LP (“GDCM LP”) is registered as an “investment adviser” with the SEC under the Investment Advisers Act of 1940 (as amended, the “Advisers Act”) and is regulated thereunder. GDCM LP, and certain affiliates, also manage several funds that do not invest in securities and therefore GDCM LP, and such affiliates, do not manage such funds in a registered investment adviser capacity. GDCM LP also intends to provide advice to funds that are registered as “investment companies” under the Investment Company Act. Moreover, the Advisers Act mandates that if a registered adviser has custody of client funds and securities, it must maintain them with a Qualified Custodian. Given the characteristics of digital assets and the relative immaturity of the asset class, there are limited numbers of Qualified Custodians available at this time (if any) and there can be no assurance that we will ourselves qualify as, or be successful in maintaining client funds and securities with, a Qualified Custodian. Difficulties in finding a Qualified Custodian could have a material adverse effect on the asset management business, including potentially causing it to liquidate a substantial portion of our asset management portfolio. There is also a risk that the SEC determines that certain custodians used are not, regardless of their representations to the contrary, Qualified Custodians, which would potentially require the asset management group to move certain digital assets and/or subject it to regulatory action. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our asset management business. The Advisers Act and the Investment Company Act, together with related regulations and interpretations of the SEC, impose numerous obligations and restrictions on investment advisers and mutual funds, including requirements relating to the safekeeping of client funds and securities, limitations on advertising, disclosure and reporting obligations, prohibitions on fraudulent activities, restrictions on certain transactions between an adviser and its clients, and between a mutual fund and its advisers and affiliates, and other detailed operating requirements, as well as general fiduciary obligations.
Our subsidiary Galaxy DBL LLC is a CFTC-regulated commodity trading advisor and commodity pool operator and is a member of the National Futures Association (the “NFA”). As such, it is subject to regulatory requirements under the Commodity Exchange Act, CFTC regulations and NFA bylaws and regulations. These include disclosure and reporting requirements, restrictions on advertising, AML and KYC protocols, registration and licensing of certain personnel and conduct and anti-fraud requirements, among others.
Galaxy Digital Partners LLC, our broker-dealer subsidiary, is subject to regulatory restrictions and requirements imposed by applicable statutes, regulations and policies in the jurisdictions in which we operate. U.S. government agencies and self-regulatory organizations, including U.S. state securities commissions, are empowered to enforce the regulatory restrictions and requirements applicable to us and conduct administrative proceedings that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker-dealer from registration or membership. Galaxy Digital Partners LLC is registered with the SEC and with all 50 U.S. states and is a member of FINRA, a securities industry self-regulatory organization that supervises and regulates the conduct and activities of its members. As a registered broker-dealer, Galaxy Digital Partners LLC is subject to periodic examinations and investigations by FINRA. Further, Galaxy Digital Partners LLC is subject to the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and the implementing regulations thereunder, which require financial institutions, including broker-dealers, to establish anti-money laundering compliance programs, file suspicious activity and other reports with the U.S. government and maintain certain records. Broker-dealers and mutual funds must also implement related customer identification procedures and beneficial ownership identification procedures.
Our KYC and onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons, it is nevertheless possible that customers could intentionally and fraudulently provide us with false information, act contrary to, or otherwise circumvent, our KYC and onboarding policies or procedures. Any improper provision of false information or circumvention of our KYC policies or procedures could result in unintended offering or sale of our services and products to parties that we intend to restrict from our services or products and one or more regulators deeming our KYC policies and procedures inadequate and not in compliance with relevant laws and regulations. We also have policies and procedures relating to the safeguarding of digital assets, which are designed to prevent conflicts of interest, including the comingling of assets. See “Information About Galaxy—Our Policies and Procedures” in this prospectus and “—Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition” below for additional information. Any circumvention or failure of our policies could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
Our subsidiary GalaxyOne Prime LLC (“GPL”, formerly known as Galaxy Digital Prime Services LLC) is registered as a money service business with FinCEN and has money transmitter licenses in a number of states in order to effect aspects of its trading business. As a money services business, GalaxyOne Prime LLC is subject to the applicable anti-money laundering rules and any other laws and regulations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state.
In addition, due to our business activities, we are subject to, or as a result of the Reorganization, may soon become subject to, ongoing examinations, oversight, and reviews by U.S. federal and state regulators, and financial service regulators, which each have broad discretion to audit and examine our business. We are periodically subject to audits and examinations by these regulatory authorities. As a result of findings from these audits and examinations, regulators have, are, and may in the future require us to take certain actions, including amending, updating, or revising our compliance measures from time to time, limiting the kinds of customers which we provide services to, changing, terminating, or delaying the introduction of our existing or new product and services, and undertaking further external audit or being subject to further regulatory scrutiny. We have received, and may in the future receive, examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including due diligence, monitoring, training, reporting, and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to our business, as well as increased costs, and supervision and examination for both ourselves and our agents and service providers. Moreover, new laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition. Such additional requirements could cause us to incur extraordinary expenses, possibly materially and adversely affecting our investment and trading strategies, the value of our assets and the value of any investment in us.
All of the foregoing laws and regulations, as well as any other laws and regulations we are or may become subject to, are complex and we are required to expend significant resources to monitor and maintain our compliance with such laws and regulations. Any failure on our part to comply with these and other applicable laws and regulations could result in regulatory fines, suspensions of personnel or other sanctions, including revocation of our registration or that of our subsidiaries as an investment adviser, broker-dealer, commodity pool operator or trust company, as the case may be, which could, among other things, require changes to our business practices and scope of operations or harm our reputation, which, in turn could have a material adverse effect on our results of operations, financial condition or business.
Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition.
We may from time to time deposit, transfer and hold in custody with third-party custodians customer funds and digital assets. Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interest and the safeguarding of digital assets and customer funds deposited, transferred or held in custody with third-party custodians across jurisdictions. In addition, our security technology is designed to prevent, detect, and mitigate inappropriate access to our systems, by internal or external threats. Furthermore, our KYC and onboarding processes are designed to verify the identity of our customers, manage associated risks and prevent offers and sales of some digital assets and other products and services to certain persons. We believe we have developed and maintained administrative, technical, and physical safeguards designed to comply with applicable legal requirements and industry standards.
As our business continues to grow, we must continue to strengthen our associated internal controls and ensure that our third-party custodians and other service providers do the same. Our success and the success of our product offerings require significant confidence in our and our third-party service providers’ ability to properly custody and manage digital asset balances and handle large and growing transaction volumes and amounts of customer funds. In addition, we are dependent on our third-party service providers’ operations, liquidity, and financial condition for the proper custody, maintenance, use and safekeeping of these customer assets. Any material failure by us or such third-party service providers to maintain the necessary controls, policies, safeguarding procedures, perceived or otherwise, or to manage the digital assets we or they hold for or on behalf of our customers or for our own investment and operating purposes could also adversely impact our business, operating results, and financial condition. Further, any material failure by us or our third-party service providers to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of our and our third-party service providers’ products and services, and result in significant penalties and fines and additional restrictions, which could adversely impact our business, operating results, and financial condition.
In furtherance of our goal of safekeeping customer assets, our GalaxyOne customer agreements provide that UCC Article 8 is applicable to the customer’s digital assets that are credited to the customer’s account with Galaxy and custodied in omnibus accounts maintained by Galaxy with third-party custodians appointed by Galaxy, with an express agreement with the customer that such digital assets will be treated as financial assets for purposes of UCC Article 8. UCC Article 8 provides that financial assets held through an intermediary are not property of such intermediary and are not subject to the claims of its general creditors. In light of UCC Article 8, we believe that a court should not treat such digital assets as part of our general estate (except to the extent such digital assets are removed from the customer’s account pursuant to rehypothecation or similar arrangements that may be set forth in our customer documents, to the extent applicable); however, due to the novelty of digital assets, courts have not yet considered this type of treatment for custodied digital assets and there can be no certainty as to a court’s determination in such circumstances. As such, there is a risk that digital assets held in omnibus accounts by our third-party custodians may be considered to be the property of our bankruptcy estate and, in the event of our bankruptcy, the digital assets held in custody with third-party custodians on behalf of our customers could be subject to bankruptcy proceedings and such customers could be treated as our general unsecured creditors.

Furthermore, it is possible that hackers, employees or service providers acting contrary to our or our third-party custodians’ policies, or others could circumvent these safeguards to improperly access our systems or documents, or the systems or documents of our third-party service providers or agents, and improperly access, obtain, misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Our and our third-party custodians’ insurance coverage for such impropriety is limited and may not cover the extent of loss nor the nature of such loss, in which case we may be liable for the full amount of losses suffered, which could be greater than all of our assets. Our and our third-party custodians’ ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer funds or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with our competitors, and regulatory investigations, inquiries, or actions. Additionally, transactions undertaken through electronic channels may create risks of fraud, hacking, unauthorized access or acquisition, and other deceptive practices. Any security incident resulting in a compromise of customer assets could result in substantial costs to us and require us to notify impacted customers, and in some cases regulators, of a possible or actual incident, expose us to regulatory enforcement actions, including substantial fines, limit our ability to provide services, subject us to litigation, significant financial losses and adversely impact our brand, reputation, business, results of operations, financial condition and prospects.
Regulatory changes or actions by the U.S. Congress or any U.S. federal or state agencies may affect our business or restrict the use of one or more digital assets, mining activity or the operation of the digital asset trading platforms in a manner that adversely affects our business.
As digital assets have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial institution regulators) have been examining the operations of digital asset networks, digital asset users and the digital asset markets, with particular focus on the extent to which digital assets can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness of digital asset trading platforms and other service providers that hold digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Ongoing and future regulatory actions with respect to digital assets generally or any digital asset that we hold or invest in may alter, perhaps to a materially adverse extent, the nature of an investment in us or our ability to continue to operate.
In August 2021, the Chair of the SEC stated that he believed investors using digital asset trading platforms are not adequately protected, and that activities on the platforms can implicate the securities laws, commodities laws and banking laws, raising a number of issues related to protecting investors and consumers, guarding against illicit activity, and ensuring financial stability. The Chair expressed a need for the SEC to have additional authorities to prevent transactions, products, and platforms from “falling between regulatory cracks,” as well as for more resources to protect investors in “this growing and volatile sector.” The Chair called for federal legislation centering on digital asset trading, lending, and decentralized finance platforms, seeking “additional plenary authority” to write rules for digital asset trading and lending. Further, on March 9, 2022, President Biden issued an Executive Order asserting that technological advances and the rapid growth of crypto markets “necessitate an evaluation and alignment of the United States Government approach to digital assets.” The order mandates multiple reports and studies, and it tasks a vast number of U.S. government agencies with responsibility for the effort. Several reports mandated by the Executive Order have already been released, and they appear to signal further regulation of the digital asset industry. Moreover, in June and August 2022, two bills were introduced in the Senate—the Lummis-Gillibrand Responsible Financial Innovation Act and the Digital Commodities Consumer Protection Act of 2022—which, among other things, aim to give the CFTC more regulatory influence over digital assets, and in June 2023, the Chairmen of the House Financial Services Committee and House Committee on Agriculture released a discussion draft of a comprehensive digital asset market structure bill, which also aims to give the CFTC more regulatory power over digital assets and their intermediaries. Other legislative proposals have also been released. While we anticipate ongoing legislative proposals in the near future in the wake of FTX’s bankruptcy and the failure of other digital asset market participants, aspects of these bills may still be adopted, and if adopted, these or other proposed bills would have an effect on the digital asset industry, our business, and the nature of an investment in us. It is not possible to predict what impact this Executive Order or such legislation will have on the digital asset industry, whether Congress will grant additional authorities to the SEC or other regulators, what the nature of such additional authorities might be, how they might impact the ability of digital asset markets to function or how any new regulations that may flow from such authorities might impact the value of digital assets generally and those held by us specifically. The consequences of increased federal regulation of digital assets and digital asset activities could have a material adverse effect on our business and the market price of our Class A common stock.
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. However, certain privacy-enhancing features have been, or are expected to be, introduced to a number of digital asset networks, and these features may provide law enforcement agencies with less visibility into transaction-level data. For example, in August 2022, OFAC banned all U.S. citizens from using Tornado Cash, a digital asset protocol designed to obfuscate blockchain transactions, by adding certain Ethereum wallet addresses associated with the protocol to its Specially Designated Nationals list. Notable industry participants and validators on the Ethereum network have reportedly complied with the sanctions and blacklisted the sanctioned addresses from interacting with their networks. In addition, Europol, the European Union’s law enforcement agency, released a report in October 2017 noting the increased use of privacy-enhancing digital assets like Zcash and Monero in criminal activity on the internet. Although no regulatory action has been taken to treat privacy-enhancing digital assets differently, this may change in the future.
Further, under guidance from the Financial Crimes Enforcement Network, or FinCEN, and recommendations from the Financial Action Task Force, or FATF, the United States and several foreign jurisdictions are likely to impose the Funds Travel Rule and the Funds Transfer Rule (commonly referred to collectively as the Travel Rule) on financial service providers in the cryptoeconomy. If we were to become subject to such regulations, we may face substantial compliance costs to operationalize and comply with the Travel Rule and may be further subject to administrative sanctions for technical violations or customer attrition if the user experience suffers as a result. More recently, in December 2020, FinCEN released a proposed rule that would require us to collect personal information from the owners of self-custodied wallets that transfer cryptocurrencies to or receive cryptocurrencies from us, and report certain transactions to the federal government. There are substantial uncertainties on how these requirements would apply in practice as the acting director of FinCEN stated in May 2021 that “nothing has been decided” yet with regard to the December 2020 proposed rule. As another example, the recent extension of anti-money laundering requirements to certain cryptocurrency-related activities by the E.U. Fifth Money Laundering Directive has increased the regulatory compliance burden for our business in Europe and, as a result of the fragmented approach to the implementation of its provisions, resulted in distinct and divergent national licensing and registration regimes for us in different E.U. member states. Further E.U.-level legislation imposing additional regulatory requirements in relation to cryptocurrency-related activities is also expected in the intermediate term which, among other things, may impose new or additional regulatory requirements on both cryptocurrency service providers and issuers of certain digital assets, which may impact our operations in the E.U.
Legal or regulatory changes or interpretations of our existing and planned activities (including those of our subsidiaries or our portfolio companies), including the mere buying and selling of digital assets, could require the registration or licensing of us and/or our subsidiaries in additional, costly and constraining capacities, such as a money services business under the regulations promulgated by the FinCEN under the authority of the U.S. Bank Secrecy Act or the BitLicense scheme adopted by the New York State Department of Financial Services, or NYDFS, or pursuant to applicable laws of other jurisdictions, and would therefore require us and/or our subsidiaries to comply with applicable regulatory, licensing, examination and supervision requirements. See “Information about Galaxy—Legal Proceedings” for more information.
The effect of any future regulatory change on our business or the digital assets we hold is impossible to predict, but such change could be substantial and adverse to the utility of our products and services, our investment and trading strategies, the value of our assets and the value of any investment in us.

Regulatory changes or actions in foreign jurisdictions may affect our business or restrict the use of one or more digital assets, mining activity or the operation of their networks or the digital asset trading platform market in a manner that adversely affects our business.
Various foreign jurisdictions have, and may continue to adopt laws, regulations or directives that affect a digital asset network, the digital asset markets, and their users, particularly digital asset trading platforms and service providers that fall within such jurisdictions’ regulatory scope.
A number of foreign jurisdictions have recently taken regulatory action aimed at digital asset activities. China has made transacting in cryptocurrencies illegal for Chinese citizens in mainland China, and additional restrictions may follow. China’s central bank has further restricted digital asset-related activities, stating that activity by overseas digital asset trading platforms, and services offering trading, order matching, and token issuance and derivatives, constitute illegal activity. Both China and South Korea have banned initial coin offerings entirely (although South Korean regulators have indicated they may replace the outright ban with regulations in the future) and regulators in other jurisdictions, including Canada, Singapore and Hong Kong, have opined that initial coin offerings may constitute securities offerings subject to local securities regulations. As of December 31, 2022, there are over 50 countries with absolute or implicit bans on digital assets, including approximately two-thirds of the countries in Africa. Since 2018, a large number of countries have instituted either formal or implicit bans. See “Information about Galaxy—Government Regulation.”
Foreign laws, regulations or directives, as well as the assertion of jurisdiction by foreign regulators and other government entities over digital assets and digital asset markets, may conflict with those of the United States. Such conflicts may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in the European Union, China, Japan, Russia, the Bahamas and the United States and globally, or otherwise negatively affect the value of digital assets that we invest in. While the European Union’s digital asset regulations are effectively uniform, the laws and regulations in other regions are disparate, conflicting and subject to regular change and reinterpretation. The effect of any future regulatory change on our business or the digital assets that we invest in is impossible to predict, but such change could be substantial and adverse to our investment and trading strategies, the value of our assets and the value of any investment in us.
If regulators or public utilities take actions that restrict or otherwise impact mining activities, there may be a significant decline in such activities, which could adversely affect digital asset networks, our business and the market price of our Class A common stock.
Concerns have been raised about the electricity required to secure and maintain digital asset networks. For example, as of March 31, 2023 over 343 exa hashes per second, using a 7-day moving average, are performed in connection with mining on the Bitcoin network. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of energy. The operations of other digital asset networks may also consume significant amounts of energy. Further, in addition to the direct energy costs of performing calculations on any given digital asset network, there are indirect costs that impact a network’s total energy consumption, including the costs of cooling the machines that perform these calculations.
Driven by concerns around energy consumption and the impact on public utility companies, various states and cities have implemented, or are considering implementing, moratoriums on mining activity in their jurisdictions. Such actions could increasingly cause cryptocurrency networks or protocols to adopt “proof of stake” methods of validation rather than “proof of work”, which would have an adverse impact on our mining business. In addition, a significant reduction in mining activity as a result of such actions could adversely affect the security of a digital asset network by making it easier for a malicious actor or botnet to manipulate the relevant blockchain. See “—If a malicious actor or botnet obtains control of more than 50% of the processing power on a digital asset network, or otherwise obtains control over a digital asset network through its influence over core developers or otherwise, such actor or botnet could manipulate the blockchain of such digital asset to adversely affect the market price of our Class A common stock or our ability to operate.” If regulators or public utilities take action that restricts or otherwise impacts mining activities, such actions could result in decreased security of a digital asset network and consequently adversely impact our revenues, our business and the market price of our Class A common stock.
Our businesses may require regulatory licenses and qualifications that we do not currently have and that may be costly and time-consuming to obtain and, if obtained, may subsequently be revoked.
Our businesses involve certain activities which require regulatory licenses and qualifications such as dealing, management and advisory activities. These activities are often subject to material, costly and constraining financial regulation in jurisdictions worldwide. The process of acquiring and maintaining these licenses and qualifications will be costly and time-consuming, will occupy material management attention and is not certain to be successful, given that we may not meet the requirements for such licenses or qualifications or may fail to secure discretionary approval of relevant regulatory bodies.
Although we have the authorizations and licenses that we believe are necessary to operate our business in all material respects, with respect to certain jurisdictions, we take the view that we are not conducting regulated activities requiring specific licenses. We acknowledge that relevant regulators in such jurisdictions may take a different view, and changes in regulators’ interpretation of existing licensing statutes or regulations, or disagreement by a regulatory authority with our interpretation of such statutes or regulations, could require additional registrations or licenses, limit certain of our business activities until they are appropriately licensed, and expose us to financial penalties or other non-monetary penalties, or could damage our reputation. We consult with external counsel regarding changes in the relevant laws or regulations and refresh our assessment on a regular basis.
Galaxy Digital Partners LLC’s Continuing Membership Application (“CMA”) to the Financial Industry Regulatory Authority to act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States was approved in July 2019. However, there is no assurance this approval will be maintained or will not be subsequently limited in scope, and these events could have a significant and negative effect not only on our businesses in that market, but also on our reputation generally. Future expansions or material changes to Galaxy Digital Partners LLC’s business will require additional approvals that may be difficult to obtain. The law and regulation surrounding the operation of financial businesses with respect to digital assets is also unclear, uncertain, rapidly evolving and not assured to develop in a way that is favorable to us. There is a risk that aspects of our businesses could be outlawed in jurisdictions around the world.
Many of the digital assets in which we facilitate trading are subject to regulatory authority by the Commodity Futures Trading Commission, or CFTC. Any fraudulent or manipulative trading activity in a digital asset could subject us to increased regulatory scrutiny, regulatory enforcement, and litigation.
The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, or CEA. As a result, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud, and other forms of improper trading by market participants have resulted in, and may in the future result in, CFTC investigations, inquiries, enforcement action, and similar actions by other regulators, government agencies, and civil litigation. Such investigations, inquiries, enforcement actions, and litigation may cause us to incur substantial costs and could result in negative publicity.
Certain transactions in digital assets may constitute “retail leveraged commodity transactions” subject to regulation by the CFTC as futures contracts. If digital asset transactions we facilitate are deemed to be such retail commodity transactions, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Any transaction in a commodity, including a digital asset, entered into with or offered to retail investors using leverage, margin, or other financing arrangements (a “retail leveraged commodity transaction”) is subject to CFTC regulation as a futures contract unless such transaction results in actual delivery within 28 days. The meaning of “actual delivery” has been the subject of commentary and litigation, and in March 2020, the CFTC unanimously approval final interpretive guidance addressing the “actual delivery” of a digital asset. To the extent that digital asset transactions that we facilitate or facilitated are deemed retail leveraged commodity transactions, including pursuant to current or subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight, and we could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations. The CFTC has previously brought enforcement actions against entities, including DAOs, engaged in retail leveraged commodity transactions without appropriate registrations.
Particular digital assets or transactions therein could be deemed “commodity interests” (e.g., futures, options, swaps) or security-based swaps subject to regulation by the CFTC or SEC, respectively. If a digital asset that we facilitate trading in is deemed a commodity interest or a security-based swap, we would be subject to additional regulatory requirements, licenses and approvals, and potentially face regulatory enforcement, civil liability, and significant increased compliance and operational costs.
Commodity interests, as such term is defined by the CEA and CFTC rules and regulations, are subject to more extensive supervisory oversight by the CFTC, including licensing of entities engaged in, and platforms offering, commodity interest transactions. This CFTC authority extends to digital asset futures contracts and swaps, including transactions that are based on current and future prices of digital assets and indices of digital assets. To the extent that transactions we engage in involving digital assets are deemed to fall within the definition of a commodity interest, whether as a swap or otherwise and including pursuant to subsequent rulemaking or guidance by the CFTC, we may be subject to additional regulatory requirements and oversight and could be subject to judicial or administrative sanctions if we do not or did not at a relevant time possess appropriate registrations as an exchange (for example, as a designated contract market for trading futures or options on futures, or as a swaps execution facility for trading swaps) or as a registered intermediary (for example, as a futures commission merchant or introducing broker). Such actions could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm. The CFTC has previously brought enforcement actions against entities engaged in digital asset activities for failure to obtain appropriate exchange, execution facility and intermediary registrations.
Furthermore, the CFTC and the SEC have jointly adopted regulations defining “security-based swaps,” which include swaps based on a single security or loan (including any interest therein or on the value thereof), a narrow-based index of securities (including any interest therein or on the value thereof), or the occurrence, nonoccurrence, or extent of the occurrence of an event relating to a single issuer of a security or the issuers of securities in a narrow-based security index. If a digital asset is deemed to be a security, certain transactions referencing that digital asset could constitute a security-based swap subject to SEC regulation, rather than a swap subject to CFTC regulation. In addition, a digital asset or transaction therein that is based on or references a security or index of securities, whether or not such securities are themselves digital assets, could also constitute a security-based swap. To the extent that transactions we engage in involving digital assets are deemed to fall within the definition of a security-based swap, including pursuant to subsequent rulemaking or guidance by the CFTC or SEC, we will be subject to additional regulatory requirements and oversight by the SEC and could be subject to judicial or administrative sanctions, particularly if we had not previously treated the transactions as being security-based swaps. For example, we may be required to register with the SEC as a security-based swap dealer to the extent we engage in more than a de minimis amount of security-based swap dealing activity, or we may be required to register with the SEC as a national securities exchange or security-based swap execution facility to the extent we facilitate certain types of security-based swaps transactions. We are not currently registered with the SEC in any capacity on the basis of security-based swap activity, and could be subject to enforcement actions if we were found to have failed to timely register. This could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, as well as reputational harm.
If we register with the CFTC or SEC in any capacity as a result of swap or security-based swap activity, respectively, we would be subject to additional supervision and regulatory requirements, including, but not limited to, capital requirements, margin requirements, risk management and diligent supervision requirements, and business conduct standards, as applicable. We may experience a significant increase in costs to comply with these requirements, and we may incur significant fines or restrictions on our activities if we fail to comply with these requirements, to the extent they were deemed applicable to us.

Moreover, we are required to accurately report swap and security-based swap transactions to registered data repositories where we are the reporting party for such transactions. Failure to comply with applicable CFTC and/or SEC reporting rules could subject the company to investigation and enforcement and possible monetary fines and sanctions.
Cybersecurity incidents and other issues related to our information systems, technology and data may materially and adversely affect us.
Cybersecurity incidents and cyberattacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The digital asset industry is a particular target for cybersecurity incidents, which may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as hackers. The information and technology systems used by us and our service providers, and other third parties, are vulnerable to damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes.
We have experienced cybersecurity incidents in the past, and expect to experience cybersecurity incidents in the future. While we take efforts to protect our systems and data, including establishing internal processes and implementing technological measures designed to provide multiple layers of security, and contract with third-party service providers to take similar steps, we have experienced cybersecurity breaches in the past, and there can be no assurance that our safety and security measures (and those of our third-party service providers) will prevent damage to, or interruption or breach of, our information systems, data (including personal data) and operations. We have recently taken steps to expand and enhance our cybersecurity controls and practices and, as cybersecurity-related threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Nevertheless, it is possible we could suffer an impact or disruption that could materially and adversely affect us. Our operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of our employee, or otherwise, and, as a result, an unauthorized party may obtain access to our accounts, private keys, data, or digital assets. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information in order to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Additionally, due to the current COVID-19 pandemic, there is an increased risk that we may experience cybersecurity-related incidents as a result of our employees, service providers and other third parties working remotely on less secure systems and environments. Controls employed by our information technology department and our customers and third-party service providers, including cloud vendors, could prove inadequate. If an actual or perceived breach of any of our digital asset account occurs, the market perception of our effectiveness could be harmed.
Moreover, there could be public announcements regarding any cybersecurity-related incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. Further, any publicized security problems affecting our businesses or those of third parties with whom we are affiliated or otherwise conduct business may discourage consumers from doing business with us, which could have a material and adverse effect on our business, financial condition and results of operations.
It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminals’ intent to commit cybercrime, and these efforts may not be successful in anticipating, preventing, detecting or stopping attacks, or reacting in a timely manner. The increasing sophistication and resources of cybercriminals and other non-state threat actors and increased actions by nation-state actors make it difficult to keep up with new threats and could result in a breach of security. Additionally, we cannot guarantee that our insurance coverage would be sufficient to cover any such losses.

To the extent the operation of our systems relies on our third-party service providers, through either a connection to, or an integration with, third parties’ systems, the risk of cybersecurity attacks and loss, corruption, or unauthorized access to or publication of our information or the confidential information and personal data of customers and employees may increase. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws, security measures or other controls may be inadequate or in which there are uncertainties regarding governmental intervention and use of such data, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party service providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our third-party service providers in the event we should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in or related to a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.
The security of the information and technology systems used by us and our service providers may continue to be subjected to cybersecurity threats that could result in material failures or disruptions in our business. If these systems are compromised, become inoperable for extended periods of time or cease to function properly, we or a service provider may have to make a significant investment to fix or replace them. The failure of these systems or of disaster recovery plans for any reason could cause significant interruptions in operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to stockholders (and the beneficial owners of stockholders). Such a failure could harm our reputation, subject us to legal claims and otherwise materially and adversely affect our investment and trading strategies and our value.
We obtain and process sensitive customer data. Any real or perceived improper use of, disclosure of, or access to such data could harm our reputation, as well as have an adverse effect on our business.
We obtain and process sensitive data, including personal data related to our customers and their transactions, such as their names, addresses, trading data, tax identification, and bank account information. We face risks, including to our reputation, in the handling and protection of this data, and these risks will increase as our business continues to expand. Federal, state, and international laws and regulations governing privacy, data protection, and e-commerce transactions require us to safeguard our customers’, employees’, and service providers’ personal data.
We have administrative, technical, and physical security measures and controls in place and maintain a robust information security program. However, our security measures may be inadequate or breached as a result of third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, trickery, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise, and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on our systems. Additionally, privacy and data protection laws are evolving, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data handling safeguards and practices that could result in fines, lawsuits, and other penalties, and significant changes to our or our third-party partners’ business practices and products and service offerings.
To the extent that the measures we or our third-party business partners have taken prove to be insufficient or inadequate, we may become subject to litigation, breach notification obligations, or regulatory or administrative sanctions, which could result in significant fines, penalties, damages, harm to our reputation, or loss of customers. If our own confidential business information or sensitive customer information were improperly disclosed, our business could be adversely affected. Additionally, a party who circumvents our security measures could, among other effects, appropriate customer information or other proprietary data, cause interruptions in our operations, or expose customers to hacks, viruses, and other disruptions.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to our customer data, we may also have obligations to notify customers and regulators about the incident, and we may need to provide some form of remedy, such as a subscription to credit monitoring services, pay significant fines to one or more regulators, or pay compensation in connection with a class-action settlement (including under the new private right of action under the California Consumer Privacy Act of 2018 (“CCPA”), which is expected to increase security breach litigation). Such breach notification laws continue to evolve and may be inconsistent from one jurisdiction to another. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises customer data. Additionally, the financial exposure from the events referenced above could either not be insured against or not be fully covered through any insurance that we may maintain, and there can be no assurance that the limitations of liability in any of our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages as a result of the events referenced above. Any of the foregoing could have an adverse effect on our business, reputation, operating results, and financial condition.
Furthermore, we may be required to disclose personal data pursuant to demands from individuals, regulators, government agencies, and law enforcement agencies in various jurisdictions with conflicting privacy and security laws, which could result in a breach of privacy and data protection policies, notices, laws, rules, court orders, and regulations. Additionally, changes in the laws and regulations that govern our collection, use, and disclosure of customer data could impose additional requirements with respect to the retention and security of customer data, could limit our marketing activities, and have an adverse effect on our business, operating results, and financial condition.
We are subject to stringent laws, rules, regulations, policies, industry standards and contractual obligations regarding data privacy and security and may be subject to additional related laws and regulations in jurisdictions into which we expand. Many of these laws and regulations are subject to change and reinterpretation and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or other harm to our business.
We and our third-party service providers are subject to a variety of federal, state, local, and non-U.S. laws, directives, rules, policies, industry standards and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer and other processing of personal data and other data, including Section 5(c) of the Federal Trade Commission Act, the Consumer Financial Protection Bureau and the CCPA. The regulatory framework for data privacy and security worldwide is continuously evolving and developing and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations, and may require us to change how we use, collect, store, transfer or otherwise process certain types of personal data and to implement new processes to comply with those laws and our customers’ exercise of their rights thereunder.
In the United States, federal law restricts certain collection, processing, storage, use and disclosure of personal data, requires notice to individuals of privacy practices and provides individuals with certain rights to prevent the use and disclosure of certain non-public or otherwise legally protected information. These rules also impose requirements for the safeguarding and proper destruction of personal data through the issuance of data security standards or guidelines. The U.S. government, including Congress, the Federal Trade Commission, the Consumer Financial Protection Bureau and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection, use and other processing of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. There is also a risk of enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have proposed and may propose new and different self-regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.

Numerous states have enacted or are in the process of enacting state-level data privacy laws and regulations governing the collection, use, and other processing of state residents’ personal data. For example, the CCPA, which took effect on January 1, 2020, established a new privacy framework for covered businesses such as ours, and may require us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides new and enhanced data privacy rights to California residents, such as affording California residents the right to access and delete their information and to opt out of certain sharing and sales of personal information. The law also prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their CCPA rights. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. In November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective in most material respects starting on January 1, 2023, the CPRA will impose additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding the CCPA with additional data privacy compliance requirements that may impact our business. The CPRA also establishes a regulatory agency dedicated to enforcing the CCPA and the CPRA. Additionally, on March 2, 2021, the Virginia Consumer Data Protection Act (“CDPA”) was signed into law. The CDPA becomes effective beginning January 1, 2023, and contains provisions that require businesses to conduct data protection assessments in certain circumstances, and that require opt-in consent from consumers to process certain sensitive personal information. The effects of the CPRA, the CCPA, the CDPA, other similar state or federal laws and other future changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, are significant and may require us to modify our data processing practices and policies and could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation.
The CPRA, CCPA and CDPA may lead other states to pass comparable legislation, with potentially greater penalties and more rigorous compliance requirements relevant to our business. For example, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach may be costly.
The NYDFS also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry. The cybersecurity regulation adds specific requirements for these institutions’ cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements. We may in the future become subject to such NYDFS regulations and requirements, which could subject us to additional investigations and examinations of our compliance programs.
We make public statements about our use, collection, disclosure and other processing of personal data through our privacy policies, information provided on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure or perceived failure by us or our third-party service providers to comply with our posted privacy policies or with any applicable federal, state or similar foreign laws, rules, regulations, industry standards, policies, certifications or orders relating to data privacy and security, or any compromise of security that results in theft, unauthorized access, acquisition, use, disclosure, or misappropriation of personal data or other customer data, could result in significant awards, fines, civil and/or criminal penalties or judgments, proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions and negative publicity and reputational harm, one or all of which could have an adverse effect on our reputation, business, financial condition and results of operations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify or restrict our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may face particular privacy, data security, and data protection risks as our business expands into the United Kingdom and the EU in connection with the GDPR and other data protection regulations.
International presence in the United Kingdom and the EU, as well as the fact that some of our customers are residents of the United Kingdom and the EU, subjects us or may subject us to the EU General Data Protection Regulation (“GDPR”), which became effective in May 2018, supplemented by national laws and further implemented through binding guidance from the European Data Protection Board, which regulates the collection, control, sharing, disclosure, use and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for non-compliance. As described further below, following Brexit, we also are subject to the United Kingdom General Data Protection Regulation (“U.K. GDPR”) (i.e., a version of the GDPR as implemented into United Kingdom law). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States.
One of the primary safeguards that allowed U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the Court of Justice of the EU (“CJEU”), invalidated the EU U.S. Privacy Shield, in a case known as “Schrems II.” Following this decision, the United Kingdom government has similarly invalidated use of the EU U.S. Privacy Shield as a mechanism for lawful personal data transfers from the United Kingdom to the United States under the U.K. GDPR and the Swiss Federal Data Protection and Information Commissioner announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to the United States. The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely, the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses. As such, if we are unable to implement a valid mechanism for personal data transfers from Europe, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from Europe. Inability to export personal data may also: restrict our activities outside Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or require us to increase our processing capabilities within Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations—any or all of which could adversely affect our operations or financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt regulatory frameworks of equivalent complexity. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU consumers, data breach notification requirements, and increased fines. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the European Economic Area, or EEA, or the United Kingdom, security breach notifications and the security and confidentiality of personal data. Under the GDPR, fines of up to €20 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements will likely apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
Further, the United Kingdom’s vote in favor of exiting the EU, often referred to as Brexit, and ongoing developments in the United Kingdom have created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, following the expiry of transitional arrangements agreed to between the United Kingdom and EU, data processing in the United Kingdom is governed by a United Kingdom version of the GDPR (combining the GDPR and the United Kingdom’s Data Protection Act 2018), exposing us to two parallel regimes, each of which authorizes similar fines and other potentially divergent enforcement actions for certain violations. With respect to transfers of personal data from the EEA to the United Kingdom, the European Commission has published its draft adequacy decision, finding that the United Kingdom ensures an adequate level of data protection. Before the decision is formally adopted, the European Data Protection Board will need to issue a nonbinding opinion on the draft and each member state must approve the decision. There is currently uncertainty as to how long this process will take. In the interim, transfers of personal data from the EEA to the United Kingdom will not be considered transfers to a third country. Following the adoption of the adequacy decision, there will be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and EEA. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.
Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data. These changes may lead to additional costs and increase our overall risk exposure. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in litigation, breach notification obligations, regulatory or administrative sanctions, additional cost and liability to us, harm to our reputation and brand, damage to our relationships with customers and have an adverse effect on our business, financial condition and results of operations.
Our use of technology, proprietary and nonproprietary software, data and intellectual property may be subject to substantial risk.
We rely heavily on the use of technology, proprietary and nonproprietary software, data and intellectual property, including that of third parties in the both the digital asset sector and otherwise. The reliance on this technology and data is subject to a number of important risks. Much of the existing technology for the financial services businesses was not built to service digital assets, which require a unique set of considerations. We are working with numerous service providers to help develop technology to service the industry. If these platforms and technology solutions do not work as planned, or do not meet the level of quality we require, it may make transacting business less efficient, more expensive and potentially prone to errors.
The operation of any element of the digital assets network or any other electronic platform may be severely and adversely affected by the malfunction of its technology and the technology of third parties. For example, an unforeseen software or hardware malfunction could occur as a result of a virus or other outside force, or as result of a design flaw in the design and operation of the network or platform. Furthermore, if our software, hardware, data or other intellectual property is found to infringe on the rights of, or our rights therein are found to be infringed upon by, any third party, the underlying value of our assets could be materially and adversely affected.
Third parties with which we do business or that facilitate our business activities, including digital asset trading platforms, financial intermediaries or vendors that provide services or security solutions for our operations, could also expose us to technology risk, including from breakdowns or failures of their own systems or capacity constraints or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor to our third-party service providers could impede their ability to provide products or services to us.

We may not be able to effectively monitor or mitigate operational risks relating to the use of vendors by third-party service providers.
The need to adopt technology in response to changing security threats poses a challenge to the safekeeping of our digital asset holdings and our operations.
Holders of digital assets must adapt to technological change to secure and safeguard accounts. As technological change occurs, the security threats to our digital asset holdings and our custody technology will likely adapt, and previously unknown threats may emerge. Furthermore, we may become a greater target of security threats as our size and reputation increases. If we are unable to identify and mitigate or stop new security threats, our assets may be subject to theft, loss, destruction or other attack, which could result in a loss of our assets or materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Similarly, our custody technology business may become a greater target of security threats as the size of custodied assets increases. If we are unable to identify and mitigate or stop new security threats to our custody technology, custodied assets may be subject to theft, loss, destruction or other attack, which could materially and adversely affect the value of any investment in us.
Any failure to obtain, maintain, protect, defend or enforce our intellectual property and other proprietary rights could adversely affect our business, financial condition and results of operations.
Our success and ability to compete depend in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights and technology. Unauthorized use of our intellectual property or a violation of our intellectual property and other proprietary rights by third parties may damage our brand and our reputation. We rely on a combination of trademark, patent, copyright, and trade secret laws in the United States and internationally, our terms and conditions, other contractual provisions and technological measures to protect our intellectual property rights from infringement, misappropriation or other violation to maintain our brand and competitive position. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies.
The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can be no assurance our intellectual property rights will be sufficient to protect against unauthorized parties offering products or services that are substantially similar to ours and compete with our business or attempting to copy aspects of our technology and use information that we consider proprietary.
In addition to registered intellectual property rights, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information and know-how. We attempt to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, corporate collaborators, advisors and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how and trade secrets. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or in the event of unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed.
The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
We will not be able to protect our intellectual property rights if we do not detect unauthorized use of our intellectual property rights. We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the United States and certain non-U.S. countries, and our intellectual property rights may not receive the same degree of protection in non-U.S. countries as they would in the United States because of the differences in non-U.S. patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights. Any of our intellectual property rights may be successfully challenged, opposed, diluted, misappropriated or circumvented by others or invalidated, narrowed in scope or held unenforceable through administrative process or litigation in the United States or in non-U.S. jurisdictions. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secrets and intellectual property rights.
In order to protect our intellectual property and other proprietary rights, we may be required to expend significant resources to apply for, maintain, monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. An adverse outcome in such litigation or proceedings may therefore expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Our failure to secure, protect and enforce our intellectual property rights could seriously damage our brand and have an adverse effect on our business, financial condition and results of operations.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations, or adversely affect the operations of portfolio companies and digital asset networks.
Our commercial success depends, in part, on our ability to develop and commercialize our services and use our internally developed technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptoeconomy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. We may become subject to intellectual property disputes, whether or not such allegations have merit. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. As the cryptoeconomy expands and more patents are issued, the risk increases that there may be patents or other intellectual property rights owned by third parties that relate to our technology, and of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners or parties indemnified by us have infringed, misappropriated, or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. For example, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. It may also be necessary for us to initiate litigation in order to determine the scope, enforceability or validity of third-party intellectual property or proprietary rights, or to establish our intellectual property rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us we may be required to engage in or to continue litigation. Regardless of whether third-party claims have merit, litigation can be time consuming, divert management’s attention and financial resources, and can be costly to evaluate and defend. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses and pay royalties, modify our services and technology while we develop non-infringing substitutes, or incur substantial damages, settlement costs, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected services.
With respect to any third-party claims regarding intellectual property rights, we may have to seek a license to continue operations found to be in violation of such rights. If we require a third-party license, it may not be available on commercially reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to our intellectual property rights. We may also have to redesign our technology or services so they do not infringe such third-party intellectual property rights, which may not be possible or may require substantial expenditures of money and time, during which our technology may not be available for commercialization or use. Even if we are party to an agreement pursuant to which a third party must indemnify us against such costs, the indemnifying party may be unable or otherwise unwilling to uphold its contractual obligations. If we cannot or do not obtain relevant third-party licenses, or cannot obtain such licenses on commercially reasonable terms, obtain similar technology from another source, or design new technology that is not infringing, our revenue and earnings could be adversely impacted.
We also license software from third-party vendors. Third parties may claim that our use of such licensed software infringes upon their intellectual property rights. Although we seek to secure indemnification protection from our software vendors to protect us against potential third-party infringement claims in connection with our use of such license software, not all of our vendors agree to provide us with sufficient indemnification protection, and in the instances where we do secure indemnification protection from our vendors, it is possible such vendors may not honor such indemnification obligations.
Third parties may assert intellectual property claims relating to portfolio companies or digital asset networks and their source code. Regardless of the merit of any claim, any threatened action that reduces confidence in portfolio companies or digital asset networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us. Additionally, a meritorious intellectual property claim could lead to a loss of value in the impacted portfolio company or prevent us or other end users from accessing a specific blockchain network or holding or transferring their digital assets, which could force the liquidation of certain digital assets in which we have an interest or cause the value of such digital assets to decline significantly. As a result, an intellectual property claim against a portfolio company or large participants on certain blockchain networks could materially and adversely affect our investment and trading strategies, the value of our assets and the value of any investment in us.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, such announcements could have a material adverse effect on the price of our Class A common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our ability to effectively invest in, implement improvements to, and properly maintain the uninterrupted operation, security and integrity of, our operating platform and other information technology and business systems.
Our business is highly dependent on maintaining effective information technology systems as well as the integrity and timeliness of the data we use to serve our customers, support our partners and operate our business. It is possible that hardware failures or errors in our systems could result in data loss or corruption, or cause the information that we collect to be incomplete, or contain inaccuracies that our customers regard as significant. Because of the large amount of data that we collect and manage, if our data were found to be inaccurate or unreliable, or became inaccessible, whether due to failures, errors, or other reasons, or if we, or any of our third-party service providers, especially our third-party dialing and routing software systems, were to fail to effectively maintain such information systems and data integrity, we could experience operational disruptions that may impact our customers, individuals and partner teams, and hinder our ability to provide services, establish appropriate pricing for services, retain and attract customers, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.
Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate customer needs and expectations, enhance our customer experience, act as a differentiator in the market, comply with applicable laws, and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner and enable us to analyze and manage data in a comprehensive manner. Increasing and shifting regulatory and legislative requirements are likely to place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives.
Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our billers, partners or consumers, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business. Additionally, we may make critical transactions on behalf of our customers, and any errors, defects or other infrastructure problems could result in damage to such consumers. These consumers could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend.
Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our systems, products or services could materially harm our reputation and business. Frequent or persistent interruptions in accessing our systems and services could cause consumers to believe that our systems and services are unreliable, leading them to switch to our competitors or to avoid our systems and services, and could permanently harm our reputation and business.
Connectivity and interoperability among technologies is becoming increasingly important. As a result, we must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and customer needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, system development projects are long term in nature, may be more costly than expected to complete and may not deliver the expected benefits upon completion. In addition, we may not be able to adequately assess the functionality, and data integrity and security impacts, of new or significantly changed products, services, business processes or infrastructure that we use. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and integrity of our information technology and other business systems, as well as any write-downs in connection with the obsolescence of our technology, could materially and adversely affect our business, financial condition and results of operations.
Disruptions of the information technology systems or infrastructure of certain of our third-party vendors and service providers could also disrupt our businesses, damage our reputation, increase our costs, and have a material adverse effect on our business, financial condition and results of operations.
We rely heavily on the communications and information systems of third parties to conduct our business. For instance, we rely on computing infrastructure operated by Amazon Web Services (“AWS”) and Microsoft Azure (“Azure”) to host or operate some or all of certain key products or functions of our business. Our customers need to be able to access our systems at any time, without interruption or degradation of performance. Our technological infrastructure depends, in part, on the virtual cloud infrastructure hosted in AWS and Azure. Although we have disaster recovery plans that utilize multiple AWS and Azure locations, any incident affecting their infrastructure could adversely affect our cloud-native platform. A prolonged AWS or Azure service disruption affecting our cloud-native platform would adversely impact our ability to service our customers and could damage our reputation with current and potential customers, expose us to liability, result in substantial costs for remediation, could cause us to lose customers, or otherwise harm our business, financial condition and results of operations. We may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS or Azure services we use. Additionally, in the event that our AWS or Azure service agreements are terminated, or there is a lapse of service, elimination of AWS or Azure services or features that we utilize, or damage to such facilities, we could experience interruptions in access to our systems as well as significant delays and additional expenses in arranging for or creating new facilities or re-architecting our systems for deployment on a different cloud infrastructure service provider, which would adversely affect our business, financial condition, and results of operations.
As expectations regarding operational and information security practices have increased, our operating systems and infrastructure, and those of our third-party service providers, must continue to be safeguarded and monitored for potential failures, disruptions, breakdowns, and attacks. Our data processing systems, or other operating systems and facilities, and those of our third-party service providers, may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our and our third-party service providers’ control. For example, there could be electrical or telecommunication outages, natural disasters such as earthquakes, tornadoes, or hurricanes; disease pandemics and related government orders; events arising from local or larger scale political or social matters, including terrorist acts; cyberattacks and other data security incidents, including ransomware, malware, phishing, social engineering, including some of the foregoing that target the cryptoeconomy in particular. These incidents can range from individual attempts to gain unauthorized access to information technology systems to more sophisticated security threats involving cybercriminals, hacktivists, cyberterrorists, nation-state actors, or the targeting of commercial financial accounts. These events can also result from internal compromises, such as human error or malicious internal actors, of our workforce or our vendors’ personnel.
While we have business continuity, disaster recovery and other policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. Furthermore, if such failures, interruptions or security breaches are not detected immediately, their effect could be compounded. Our risk and exposure to these matters remains heightened because of the evolving nature of these threats and our use of third-party service providers with access to our systems and data. As a result, cybersecurity and the continued development and enhancement of our controls, processes, and practices designed to protect our systems, computers, software, data, and networks from attack, damage or unauthorized access remain a focus for us. Disruptions or failures in the physical infrastructure or operating systems that support our businesses and customers, or cyberattacks or security breaches of our networks, systems or devices, or those that our customers or third-party service providers use to access our products and services, could result in customer attrition, financial and trading losses, reputational damage, reimbursement or other compensation costs, and/or remediation costs, any of which could have a material effect on our results of operations or financial condition.

Some of our products and services contain open source software, which may pose particular risks to our proprietary software, products and services in a manner that could harm our business.
We use open source software in our products and services and anticipate using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. We could face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can reengineer them to avoid infringement, which may be a costly and time-consuming process. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract could harm our business and could help third parties, including our competitors, develop products and services that are similar to or better than ours.
Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.
Disruptions in our, or our service providers, disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.
Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our, or our service providers, disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively conduct our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic compromises and similar disruptions from unauthorized tampering, or to weather-related disruptions where our systems are hosted. In addition, in the event that a significant number of our personnel were unavailable in the event of a disaster or we failed to recover office facilities or systems, our ability to effectively conduct business could be adversely affected. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
If we fail to comply with our obligations under license or technology agreements with third parties or are unable to license rights to use technologies on reasonable terms, we may be required to pay damages and could potentially lose license rights that are critical to our business.
We license certain intellectual property, including technologies, data, content and software from third parties, that is important to our business, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more-established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be nonexclusive, which could give our competitors access to the same intellectual property licensed to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.
We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Many of our employees, consultants and advisors, or individuals that may in the future serve as our employees, consultants and advisors, are currently or were previously employed at companies including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have, inadvertently or otherwise, used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants or, independent contractors or advisors have, inadvertently or otherwise, used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, and whether or not such claims have merit, litigation could result in substantial cost and be a distraction to our management and employees. We cannot predict whether we would prevail in any such actions. Moreover, intellectual property litigation, regardless of its outcome, may cause negative publicity and could prohibit us from marketing or otherwise commercializing our offerings and technology. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could therefore have a material adverse effect on our business, financial condition and results of operations.
If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.
We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants and other parties (including independent contractors and companies with whom we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time consuming, and the outcome is unpredictable. We rely, in part, on nondisclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants and companies with whom we conduct business to protect our trade secrets, know-how and other intellectual property rights and internally developed information. These agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information. Additionally, as with other potential information security breaches, our trade secrets could also be compromised. Any of these events could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Our Organizational Structure and the Pubco Class A Common Stock
Pubco is a holding company and our principal asset after completion of the Reorganization and the Reorganization Merger will be our direct ownership interest in GDH LP and we are accordingly dependent upon distributions from GDH LP to pay dividends, if any, and taxes, make payments under the Tax Receivable Agreement and pay other expenses.
We are a holding company and, upon completion of the Reorganization and the Reorganization Merger, our principal asset will be our direct ownership of LP Units. See “Proposed Organizational Structure.” We have no independent means of generating revenue. Upon the consummation of the Reorganization, GDH LP will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, the taxable income of GDH LP will be allocated to holders of LP Units, including us. Accordingly, we will incur U.S. federal income taxes on our allocable share of any net taxable income of GDH LP. We will also incur expenses related to our operations, and will have obligations to make payments under the Tax Receivable Agreement. As the sole general partner of GDH LP, we intend to cause GDH LP to make distributions to the holders of LP Units in amounts sufficient to (i) cover all applicable taxes payable by us and the other holders of LP Units, (ii) allow us to make any payments required under the Tax Receivable Agreement, which we intend to amend and restate in connection with the Reorganization, (iii) fund dividends to our stockholders in accordance with our dividend policy, to the extent that our board of directors declares such dividends and (iv) pay our expenses.
Deterioration in the financial conditions, earnings or cash flow of GDH LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and GDH LP is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in its debt agreements or otherwise, we may not be able to obtain such funds on terms acceptable to us, or at all, and, as a result, could suffer a material adverse effect on our liquidity and financial condition.
We are controlled by our Founder, whose interests may be different from those of stockholders and may prevent new investors from influencing significant corporate decisions, including mergers, consolidations, or the sale of us or all or substantially all of our assets.
As of [●], 2023, our Founder, through his direct or indirect ownership of a substantial majority of GDHL’s ordinary shares and GDH LPs Class B Units, controlled over [●]% of GDHL on a fully exchanged basis (assuming all Class B Units of GDH LP are exchanged), and immediately following the consummation of the Reorganization and the Reorganization Merger, will control approximately [●]% of the combined voting power of Pubco’s common stock (in each case, giving effect to such transactions as if they occurred on such date).
Accordingly, our Founder has the ability to substantially control Galaxy, including through the election of members of the Galaxy Board. Where certain transactions require the approval of stockholders, though our Founder may not be able to unilaterally authorize the transaction he may be able to unilaterally block it. This concentration of ownership and voting power may also delay, defer or prevent an acquisition by a third party or other change of control of Galaxy and may make some transactions more difficult or impossible without the support of our Founder even if they are in the best interests of the stockholders. This could have the effect of discouraging transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over then-current market price. Collectively, these considerations may have a negative effect on the price of our Class A common stock.
Our Founder’s interests may not be fully aligned with those of other holders of our Class A common stock which, given our Founder’s power and influence, could lead to actions that are not in the best interests of stockholders. For example, our Founder may have a different tax position from Pubco and holders of Pubco’s Class A common stock, especially in light of the existence of the Tax Receivable Agreement, which could influence decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, or whether and when we should undergo certain changes of control for purposes of the Tax Receivable Agreement or terminate the Tax Receivable Agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. Our Founder might also be motivated to take actions to retain his controlling stake in Galaxy at the expense of maximizing the overall value of Galaxy (and therefore the market price of the Class A common stock). Our Founder’s fiduciary duties may serve as a check on any such motivation, but holders of our Class A common stock cannot be assured that the potential divergence of our Founder’s interests and theirs might not hurt the market price of our Class A common stock.
In certain circumstances, GDH LP will be required to make distributions to Pubco and the other holders of LP Units, and the distributions that GDH LP will be required to make may be substantial.
Under the Amended LP Agreement (as defined herein), GDH LP will generally be required from time to time to make pro rata distributions in cash to Pubco and the other holders of LP Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the U.S. federal income taxes on our and the other LP Unit holders’ respective allocable shares of the taxable income of GDH LP. The distributions GDH LP may be required to make could be substantial, including as a result of the future recognition of capital gains associated with contributions by GDH LP to qualified opportunity zones. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unit holders, (ii) the lower income tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the income tax rate applicable to individuals, or, if higher, corporations) in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, repurchases of our Class A common stock, or purchases of additional LP Units (either of which may be accompanied by a pro rata adjustment to the number of LP Units held by the other LP Unit holders in order to preserve the intended one-to-one correspondence between LP Units held by us and outstanding shares of our Class A common stock), the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LP Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to GDH LP, holders of LP Units would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LP Units. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.”
The market price and trading volume of our Class A common stock may be volatile, and could, upon listing on the Nasdaq, be subject to even greater volatility. Market volatility may affect the value of an investment in our Class A common stock and could subject us to litigation.
The market price and trading volume of GDHL’s ordinary shares has historically been volatile, and after giving effect to the Reorganization and the Reorganization Merger, the market price and market price of our Class A common stock will likely continue to be subject to significant fluctuations in response to, among other factors: developments in the digital assets industry; market fluctuations in digital assets generally or changes in the underlying values and trading volumes of the digital assets that we hold or trade; our financial performance and prospects or changes in the financial performance and prospects of companies engaged in businesses that are similar to our businesses; changes in laws or regulations, including tax laws, or new interpretations or applications of laws and regulations, that are applicable to our businesses; sales of our Class A common stock by our existing equityholders, including Class A common stock issued upon redemption or exchange of any LP Units; general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events; speculation in the press or investment community regarding our or our business or investments, or factors or events that may directly or indirectly affect our businesses or investments; and further issuances of our Class A common stock or LP Units.

The price of our Class A common stock also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:
•the number of shares of our Class A common stock publicly owned and available for trading;
•overall performance of the equity markets or publicly-listed financial services and technology companies;
•our actual or anticipated operating performance and the operating performance of our competitors;
•changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;
•any major change in our board of directors, management, or key personnel;
•if we issue additional shares of capital stock, including in the form of blockchain tokens, in connection with customer reward or loyalty programs;
•rumors and market speculation involving us or other companies in our industry;
•announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and
•other events or factors, including those resulting from COVID-19, war, incidents of terrorism, or responses to these events.
Moreover, upon the listing of our Class A common stock on Nasdaq (which we intend to apply for, but is not a condition to the consummation of any of the Proposed Transactions), the market price and trading volume of our Class A common stock may be subject to even greater volatility. Historically, GDHL has been limited in its ability to offer its ordinary shares to U.S. investors or to avail itself of the U.S. capital markets; as such, a listing on Nasdaq, if consummated, could enable individual investors, retail investors and others who may have not previously been permitted to trade in GDHL’s ordinary shares to trade in our Class A common stock. These factors could result in a public price of our Class A common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the market price of our Class A common stock and an unsustainable market price if the price of our Class A common stock significantly rises upon listing and institutional investors believe our Class A common stock is worth less than retail investors, in which case the price of our Class A common stock may decline over time. Further, if the public price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock, which would create additional downward pressure on the public price of our Class A common stock. Moreover, to the extent that there is a lack of consumer awareness among retail investors, or there is insufficient demand for our Class A common stock among U.S. investors more generally, such events, could reduce the market price of our Class A common stock and cause volatility in the market price of our Class A common stock.
In recent years, stock markets have experienced significant price and volume fluctuations, which have had a significant impact on the market price of securities issued by many companies, irrespective of the operating performance of the affected companies. Moreover, the prices of the digital assets that we hold or trade have historically been, and will likely continue to be, highly volatile. Accordingly, the price of our Class A common stock could fluctuate based upon factors that have little or nothing to do with us or our operating performance, which could materially and adversely affect the value of any investment in our Class A common stock.
Additionally, although an active market for GDHL’s ordinary shares exists on the TSX, and a market for GDHL’s ordinary shares has developed on the OTC Pink markets, Pubco’s Class A common stock has not been trading on a national securities exchange or otherwise prior to the Reorganization and the Reorganization Merger and there can be no assurance that an active trading market for our Class A common stock will develop or, to the extent an active market does develop, be maintained or continue to develop following the Reorganization and the Reorganization Merger. The lack of a liquid market for our Class A common stock could also result from the relatively small percentage of our Class A common stock that will be beneficially owned by public shareholders and available for trading, with a relatively large percentage of our Class A common stock beneficially owned by holders of LP Units (and therefore not available for trading absent the redemption or exchange of such LP Units). If an active market does not develop, you may have difficulty selling any shares of our Class A common stock that you own. An inactive market may also impair our ability to raise capital by selling shares of our Class A common stock and may impair our ability to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. In the absence of an active trading market relatively small sales may result in a significant negative effect on the price of our Class A common stock.
Changes in law could cause our Class A common stock to be de-listed from TSX or any other exchange on which we are listed or cause us to undergo costly restructuring, liquidation or sale. Further, we may need or want to raise additional capital, but we may be unable to do so due to changes in law, regulation or interpretation.
Apart from the numerous material legal and regulatory risks to us, we could be adversely affected by changes in law, regulation, interpretation of such law or regulation or regulator or exchange discretion. Such changes are difficult to predict but could conceivably lead to a cease-trade or the de-listing of our Class A common stock, the inability to list the Class A common stock in other jurisdictions or a costly restructuring or even liquidation of Galaxy.
If, whether by reason of changes in law, regulation or interpretation, or by reason of our or our conduct, we became unable to sell securities to investors in particular jurisdictions, the liquidity and market price of the Class A common stock would be negatively impacted, which would make it more difficult for us to sell additional Class A common stock or otherwise raise capital. Such difficulties could lead to our bankruptcy or insolvency, which may lead to material or complete losses for holders of Class A common stock.
In addition, a de-listing of our Class A common stock may cause our Class A Common stock to cease to be a qualified investment for certain tax-deferred plans in Canada. See “Certain Canadian Federal Income Tax Considerations—Eligibility for Investment”.
The market price of our Class A common stock may be subject to downward pressure due to redemptions or exchanges of LP Units for shares of Class A common stock, exercises of outstanding options, exchanges of Exchangeable Notes or from additional issuances of our Class A common stock.
The majority of the economic interest in GDH LP remains represented by LP Units and each Existing LP may redeem all or a portion of their LP Units for newly issued shares of Class A common stock (or, if we elect, cash of equivalent value) on a one-for-one basis with the number of LP Units redeemed. At our option, we may also effect a direct exchange of such LP Units for shares of Class A common stock (or, if we elect, cash of equivalent value). Upon any such redemption or exchange, shares of Class B common stock held by the LP Unitholders will be cancelled on a one-for-one basis with every LP Unit redeemed or exchanged. As and to the extent LP Units are redeemed or exchanged for newly issued shares of Class A common stock, the economic interest of then-current holders of Class A common stock in Pubco will decrease proportionately (though the direct economic interest of Pubco in GDH LP will increase proportionately). Such redemptions or exchanges would increase the market supply of Class A common stock, which could lead to a decrease in the market price of Class A common stock, especially since it is foreseeable that many redemptions or exchanges may closely precede sales.
In addition, as of [●], 2023, GDHL had outstanding options to acquire [●] ordinary shares ([●] of which were vested), which will automatically become options to acquire shares of Pubco Class A common stock. The exercise of such options will result in a dilution of the value of a stockholder’s interests in Pubco’s Class A common stock. Furthermore, on December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”) in a private placement transaction exempt from registration pursuant to Section 4(a)(2) under the Securities Act, to purchasers who are both “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and “qualified purchasers” for purposes of Section 3(c)(7) of the 1940 Act. From time to time and subject to the terms of the indenture governing the Exchangeable Notes, the Exchangeable Notes are exchangeable for ordinary shares of GDHL, and following the consummation of the Reorganization and Reorganization Merger, the Exchangeable Notes will be exchangeable for shares of Class A common stock of Pubco, in each case at the option of the holders thereof. The maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all such Exchangeable Notes is approximately 21.3 million, subject to certain adjustments as set forth in the indenture. On or after September 15, 2026 and prior to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may exchange their Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time. Holders may exchange their Exchangeable Notes prior to the close of business on the business day immediately preceding September 15, 2026 only under certain circumstances. As of March 31, 2023, there was $445 million in principal outstanding of the Exchangeable Notes. See “Description of Pubco Capital Stock” for additional information. The exchange of such Exchangeable Notes will result in a dilution of the value of a stockholder’s interests in Pubco’s Class A common stock. Similarly, if Pubco issues additional shares of Class A common stock, then-current holders of Class A common stock will be diluted. The potential for the issuance of additional shares of Pubco Class A common stock could have an adverse effect on the market price of our Class A common stock.
Substantial future sales of shares of our Class A common stock in the public market could cause the market price of our Class A common stock to fall.
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that these sales might occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. If the Existing LPs or any holders of our Class A common stock (or LP Units that are redeemable or exchangeable for our Class A common stock) sell, or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after any legal restrictions on resale lapse, the market price of our Class A common stock could substantially decline. Furthermore, immediately following the consummation of the Reorganization and the Reorganization Merger, approximately [●]% of our outstanding Class A common stock will be beneficially owned by our Founder. If our Founder alone were to sell a substantial portion of the shares he beneficially owns, it could cause the market price of our Class A common stock to decline.
Immediately following the consummation of the Reorganization and the Reorganization Merger, all shares of our Class A common stock into which the ordinary shares of GDHL will ultimately convert by operation of law will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”).
The remaining outstanding shares of Class A common stock (as well as any additional shares of our Class A common stock issuable (i) upon the redemption or exchange of outstanding LP Units held by the Existing LPs or (ii) upon the exchange of outstanding Exchangeable Notes by the holders thereof) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock underlying outstanding RSUs or subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our equity incentive plans. Such registration statement will become effective immediately on filing, and shares covered by this registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates. We also intend to file one or more resale registration statements on Form S-1 in respect of the shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units and upon the exchange of outstanding Exchangeable Notes.
If such shares or our Class A common stock are sold, or if it is perceived that they will be sold in the public market, the market price of our Class A common stock could decline. See “Shares Eligible for Future Sale” for more information.

If we are successful in listing our Class A common stock on Nasdaq, we expect to be a “controlled company” within the meaning of the Nasdaq rules upon such listing and, as a result, would qualify for, and could elect to rely on, exemptions from certain corporate governance requirements.
Upon completion of the Reorganization and the Reorganization Merger, our Founder is expected to beneficially own more than 50% of the combined voting power for the election of members of our board of directors. As a result, if we are successful in listing our Class A common stock on the Nasdaq, we will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements.
Although we do not currently intend to rely on such exemptions if and when our Class A common stock is listed on the Nasdaq, we may elect to avail ourselves of exemptions from the Nasdaq standards that may enable us not to comply with certain Nasdaq corporate governance requirements in the future, subject to any such election being approved by a majority of Pubco’s independent directors on the Board at such time. To the extent we elect to rely on any exemptions from the Nasdaq standards provided to “controlled companies,” you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. See “Management—Controlled company exception.”
If we are deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.
We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. As the sole general partner of GDH LP, through our wholly-owned subsidiary GDH Delaware, we will control and operate GDH LP. On that basis, we believe that our interest in GDH LP is not an “investment security” as that term is used in the Investment Company Act. However, if we were to cease participation in the management of GDH LP, our interest in GDH LP could be deemed an “investment security” for purposes of the Investment Company Act. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement.
For example, certain of our venture investments may be considered investment securities and we might be required to dispose of one or more of them, or to limit the extent of our venture investments business (such as by foregoing otherwise attractive balance sheet venture investment opportunities), in order not to become an investment company. Further, certain of our operating subsidiaries rely on specific exemptions from the Investment Company Act to operate their businesses. In particular, we operate our digital asset financing business so as to comply with the exemption under Section 3(c)(2) of the Investment Company Act for businesses primarily engaged in, among other things, acting as a market intermediary with respect to financial contracts relating to commodities or currencies. If our digital asset financing business was to fail to comply with this exemption, it could result in our being unable to conduct such business and it could also cause us to be deemed an investment company as our own status under the Investment Company Act depends in part on that of our operating subsidiaries that conduct our businesses. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act (such as the classification of digital assets held by us as securities for purposes of the Investment Company Act, or significant changes in the value of our investments or other assets), the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts could be deemed unenforceable.
In addition, if anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, it will become more difficult and costly for us to comply with the applicable requirements of the securities legislation and regulations thereunder of each province and territory of Canada (“Canadian Securities Laws”) following the completion of the Proposed Transactions.
Our stockholders will generally not benefit from protections of investment company statutes in various jurisdictions, and may suffer from the restrictions that such statutes place on the liquidity of our Class A common stock and on our fundraising, businesses or other activities.
We are not an investment fund and do not intend to operate as an investment fund in the future. Nonetheless, it is possible that we may effectively be classified as the equivalent of a commodity pool (to the extent that digital assets are deemed to fall within the definition or a “commodity interest” under the Commodity Exchange Act) or an investment fund under the investment company laws of various jurisdictions, including the European Union Alternative Investment Fund Managers Directive.
Our business is designed to comply with exemptions from the application of such laws, which means that holders of Class A common stock do not and will not benefit from the investor protections provided by such laws. At the same time, we may be constrained by such laws from raising additional capital in certain jurisdictions, to the potential detriment of the value and liquidity of Class A common stock, and we may be restricted or precluded from operating in certain jurisdictions without additional financial registrations or licenses that we do not currently have.
Furthermore, if, whether by reason of changes in law, regulation or interpretation or by reason of our conduct, we no longer qualify for applicable exemptions from commodity pool or investment company laws, the results may materially adversely affect us and could lead to our liquidation or sale, which may lead to material or complete losses for holders of Class A common stock.
We will be required to indemnify our directors and certain officers or other agents against a wide range of potential liabilities and these indemnification obligations could be material.
The Proposed Organizational Documents of Pubco provide for customarily broad rights of indemnification for directors as well as certain officers or other agents. The organizational documents also provide for the possibility of advancement of expenses to such indemnified persons. In addition, we have entered into indemnification agreements with our directors and officers. While rights of indemnification are typically viewed as a key protection and inducement for indemnified persons to serve in senior roles in which they may be exposed to liability, indemnification payments and advancement of expenses may be material and may have an adverse effect on us. Furthermore, indemnified persons may be subject to derivative or other similar claims brought by the stockholders or us, which claims would generally be expected to be covered by rights of indemnification and, potentially, advancement of expenses. In certain circumstances, subject to applicable laws in the relevant jurisdictions, indemnified persons may be entitled to indemnification even if their liabilities arose from their own negligence or unlawful conduct. We have incurred, and is expected to continue to incur, significant expense to procure directors and officers liability insurance that both supports potential indemnification obligations of Pubco and, in some cases, provides indemnified persons with additional protection beyond the scope of these obligations. If we are unable to maintain adequate insurance, there could be adverse consequences.
Pubco will be required to pay Existing LPs who redeem or exchange LP Units for shares of Class A common stock for certain tax benefits that Pubco may claim, and the amounts that Pubco may pay could be material.
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Pubco actually realizes as a result of (i) any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units for shares of Class A common stock in accordance with the terms of the LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. The payment obligations under the Tax Receivable Agreement will be Pubco’s obligations and are not the obligations of GDH LP.
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. The payments that we will be required to make under the Tax Receivable Agreement could be material. The payments are not conditioned upon the other TRA Parties’ continued ownership of Class A common stock.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual U.S. federal, state and local and non-U.S. tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the U.S. federal, state and local and non-U.S. tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
The holding of, or trading in, our Class A common stock may be, or become, illegal in certain countries or other jurisdictions.
One or more countries or jurisdictions, including but not limited to China, Russia, South Korea, the United States and Canada, may take regulatory actions now or in the future that severely restrict the right to acquire, own, hold, sell or use digital assets. Such actions or restrictions may also result in the restriction of holding or trading in our common stock or cause the price of any affected digital asset to decrease, possibly substantially. Such actions or restrictions would likely materially and adversely affect the effectiveness of our investment and trading strategies, the value of our assets and the value of any investment in us. Stockholders are urged to consult legal advisors in their own relevant jurisdictions with respect to the current and prospective lawfulness of their purchasing, holding or selling Class A common stock.
We do not anticipate paying any cash dividends in the foreseeable future.
We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our Class A common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock. See “Per Share Data, Market and Dividend Information.”
However, under the Amended LP Agreement, GDH LP will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LP Units at certain assumed tax rates in amounts that could be significant. See “—In certain circumstances, GDH LP will be required to make distributions to Pubco and the other holders of LP Units, and the distributions that GDH LP will be required to make may be substantial.”
Risks Related to Financial Reporting and Accounting
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), and recent actions and public comments from the FASB have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and while the SEC has issued certain staff interpretations regarding the accounting of certain digital asset transactions, there has been little to no official guidance provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. For example in March 2023, FASB issued a proposed accounting standards update which if adopted will require certain digital assets and digital currencies to be reported at fair value; however, such statements have not yet been adopted as new accounting standards. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Our historical financial statements do not reflect the full extent of the potential variability in earnings that we may experience in the future relating to digital asset holdings.
The prices of digital assets have historically been subject to dramatic price fluctuations and are highly volatile. We determine the fair value of our digital assets based on quoted (unadjusted) prices on the active digital asset trading platform that we have determined is our principal market for such digital asset. We perform an analysis each quarter to identify whether events or changes in circumstances, principally decreases in the quoted (unadjusted) prices on the active digital asset trading platform, indicate that it is more likely than not that any of our digital assets are impaired. In determining if an impairment has occurred, we consider the lowest price of one of such digital asset quoted on the active digital asset trading platform at any time since acquiring the specific digital asset held. If the carrying value of any such digital asset exceeds that lowest price at any time during the quarter, an impairment loss is deemed to have occurred with respect to that digital asset in the amount equal to the difference between its carrying value and such lowest price, and subsequent increases in the price of such digital asset will not affect the carrying value of our holdings of such digital asset. Gains (if any) are not recorded until realized upon sale, at which point they would be presented net of any impairment losses. In determining the gain to be recognized upon sale, we calculate the difference between the sale price and carrying value of the specific bitcoin sold immediately prior to sale.

As a result, any decrease in the fair value of digital assets below our carrying value for such assets at any time since their acquisition requires us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our digital assets, which in turn could have a material adverse effect on the market price of our Class A common stock.
We may sell or purchase additional digital assets in future periods and correspondingly decrease or increase our overall holdings of digital assets, and the proportion of our total assets represented by digital asset holdings may increase in the future. As a result, volatility in our earnings in future periods may be significantly more than what we experienced in prior periods.
In connection with our preparation of GDH LP’s consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses or if we fail to establish and maintain effective internal control over financial reporting, we may be unable to produce timely and accurate financial statements, or we may conclude that our internal control over financial reporting is not effective, either of which could adversely impact our investors’ confidence and the market price of our Class A common stock.
Prior to the Reorganization, we have not been subject to the reporting requirements of the SEC or the requirement to assess the effectiveness of internal control over financial reporting required for a public company in the United States. In connection with the preparation of GDH LP’s audited consolidated financial statements for the fiscal year 2022 and unaudited financial statements for the three months ended March 31, 2023, we identified three material weaknesses in our internal control over financial reporting, which had not been remediated as of the respective reporting dates. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The noted material weaknesses are as follows:
•We did not design certain process-level and management review controls at a sufficient level of precision to (1) appropriately determine whether certain clients’ digital asset trading activities were executed as principal or agent, (2) verify that certain information used in accounting for digital asset transactions obtained through database queries was complete, accurate, appropriate for the intended use, and subject to proper change management and (3) to validate the accuracy of data elements utilized in spreadsheets for accounting for digital assets, derivatives, issued financial instruments, and the valuation of investments.
•We did not have sufficiently designed controls to ensure that all journal entries were properly reviewed and approved prior to posting to the general ledger due to the ability to modify a posted journal entry without an additional review. As such, our control over the risk of management override was not sufficiently designed.
•We had insufficient segregation of duties within our trading operations between authorizing and executing transfers of certain digital assets, as well as the recording and settlement of trades.
We continue to execute our plan to remediate the material weaknesses identified. The remediation measures are ongoing, and although not all inclusive, remediation measures include implementing additional policies, procedures, and controls.
We are working to remediate these material weaknesses as efficiently and effectively as possible. At this time, we do not anticipate significant costs will be incurred in connection with implementing this remediation plan; however, these remediation measures may be time consuming, and may place additional demands on our operational resources. We cannot assure you the measures we are taking to remediate these material weaknesses will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.
Neither we nor our independent registered public accounting firm performed an evaluation of internal control over financial reporting during any period in accordance with the rules and regulations of the SEC. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting, additional material weaknesses may have been identified. Failure to comply with the rules and regulations of the SEC could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.
We are exposed to losses due to lack of perfect information. Valuation involves significant risks and uncertainties, including the fact that methodologies involve subjective judgments.
As a trader in digital assets, we will trade in a variety of assets with a number of different counterparties on both an anonymous and disclosed basis. We may at times trade with others who have information that is more accurate or complete than our, and as a result we may accumulate unfavorable positions at unfavorable prices preceding large price movements in a given instrument. If the frequency or magnitude of these events increases, our losses would likely increase correspondingly, which could have a material and adverse effect on the effectiveness of our investment or trading strategies and on any investment in us.
Digital assets, including but not limited to, bitcoin, can fluctuate dramatically in value and can lose a material portion of their value in a short period of time. There can be no assurance as to the value of our portfolio as of any date in the future. Any future valuation could diverge from previous estimates as a result of market fluctuations or additional third-party valuations of underlying assets using different and potentially inconsistent methods, financial reporting requirements under U.S. GAAP or other factors.
For the purposes of U.S. GAAP-compliant financial reporting, our assets and liabilities are valued in accordance with GAAP. Accordingly, we are required to follow a specific framework for measuring the fair value of our assets and liabilities and, in our audited financial statements, to provide certain disclosures regarding the use of fair value measurements.
The fair value measurement accounting guidance establishes a hierarchal disclosure framework that ranks the observability of market inputs used in measuring financing instruments at fair value. The observability of inputs depends on a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily quoted prices, or for which fair value can be measured from quoted prices in active markets, generally will have a high degree of market price observability and less judgment applied in determining fair value.
We hold certain securities, such as privately placed equity, debt, warrants or options, that will not have readily assessable market values. In such instances, we will determine the fair value of such securities based on various factors. In connection with securities for which no external pricing information is available, we may rely on internal pricing models or third-party valuation agents. Such valuations may vary from similar valuations performed by other independent third parties for similar types of securities. The valuation of illiquid securities is inherently subjective and subject to increased risk that the information used to value the security or to create the price models may be inaccurate or subject to other error. Inaccurate valuations may, among other things, hinder us from effectively managing our investment portfolios and risks.
The value of our portfolio may also be affected by changes in accounting standards, policies or practices. From time to time, we will be required to adopt new or revised accounting standards or guidance. It is possible that future accounting standards that we are required to adopt could materially change the valuation of our assets and liabilities.
Because of a wide variety of market factors and the nature of investments held by us, there is no guarantee that the value determined by us or a third-party valuation agent will represent the value that will be realized by us on the eventual disposition of the investment or that would, in fact, be realized upon an immediate disposition of the investment. Moreover, the valuations to be performed by us or a third-party valuation agent are inherently different from the valuation of our securities that would be performed if we were forced to liquidate all or a significant portion of our securities, which liquidation valuation could be materially lower

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, the price of our Class A common stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If securities or industry analysts drop coverage of our company or fail to commence coverage of us, the market price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the market price of shares of our Class A common stock.
Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.
Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.
Following the Reorganization, we also anticipate supplementing our U.S. GAAP financial statements from time to time with certain non-GAAP measures. However, such non-GAAP measures are not a replacement for our GAAP results, and are subject to important additional risks and uncertainties discussed under “Non-GAAP Financial Measure.” The accounting for, and audit standards relating to, digital assets remain subject to further guidance. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.
Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in the restatement of prior period financial statements and related disclosures, which could have a material adverse effect on the market price of our Class A common stock.
Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to publish a formal assessment of the effectiveness of our internal control over financial reporting under the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and will not be required to do so until we file our annual report on Form 10-K for the fiscal year ended December 31, [●], and our independent registered public accounting firm will not be required to issue an attestation report on the effectiveness of our internal control over financial reporting until we file our annual report on Form 10-K for the fiscal year ended December 31, [●]. We may incur significant expenses and devote substantial management effort in the process of ensuring compliance with the attestation requirements of Section 404 of the Sarbanes-Oxley Act.

When evaluating our internal control over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
Risks Related to the Reorganization and the Reorganization Merger
We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.
We incur significant levels of legal, accounting and other expenses in respect of our status as a publicly listed company in Canada. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Upon consummation of the Reorganization and the Reorganization Merger, our Class A common stock will be registered under the Exchange Act, and we will be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC. In addition, to the extent we are successful in listing our Class A common stock on Nasdaq, we will also need to comply with its rules and regulations. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, require us to hire additional personnel, and will make some activities more time consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.
As a result of becoming subject to increased regulation upon consummation of the Reorganization and the Reorganization Merger, we will need to:
•institute a more comprehensive compliance framework;
•update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;
•prepare and distribute periodic public reports in compliance with our obligations under the U.S. federal securities laws;
•revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;
•comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using eXtensible Business Reporting Language (“XBRL”);

•involve and retain to a greater degree outside counsel and accountants in the above activities; and
•enhance our investor relations function.
In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations and, following the consummation of the Reorganization and the Reorganization Merger, this will be exacerbated and we will incur even greater expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A common stock on any stock exchange on which it is then listed, fines, sanctions or other detrimental regulatory actions.
Our management team has limited experience managing a U.S. public company and some members of senior management are new to our company and our industry. Our business could be adversely affected if our management team is not successfully integrated or does not execute our business plan and developmental strategies.
Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. For a period of time following the consummation of the Reorganization and the Reorganization Merger, and immediately following our intended listing on the Nasdaq (if successful), we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
Further, many members of our management team have recently joined our company and will need to be successfully integrated in order to effectively execute our business plan and developmental strategies. Our management team therefore has limited historical experience with our clients, our business and our industry and the process of transitioning our new members into our business is complex and time consuming. This may impact our ability to collectively respond to issues in a quick and efficient manner. If our management team is unable to develop a business strategy that can be executed in a successful manner, it could materially adversely impact business and our revenue.
The rights of Pubco stockholders under Delaware law may differ from the rights of GDHL shareholders under Cayman law.
If the Reorganization and the Reorganization Merger are consummated, existing GDHL shareholders will become stockholders of Pubco, a Delaware corporation. The organizational documents of Pubco to be in effect following the Reorganization and the Reorganization Merger, which we refer to as the Proposed Organizational Documents, and the DGCL contain provisions that differ in some respects from those in GDHL’s existing organizational documents and Cayman Islands law and, therefore, some rights of the holders of our Class A common stock following the Reorganization and the Reorganization Merger could differ from the rights that GDHL’s shareholders currently possess. For instance, while class actions are generally not available to shareholders under Cayman Islands law, such actions are generally available under the DGCL. This change could increase the likelihood that we become involved in costly litigation, which could have a material adverse effect on us.
For a more detailed description of the rights of our shareholders prior to the Reorganization and Reorganization Merger and how they may differ from such holders rights following such transactions, please see “The Proposed Transactions—The Domestication Charter and Bylaws Amendment.” Forms of the Proposed Organizational Documents are attached as Annexes B and C to this prospectus and we urge you to read them.

Holders of GDHL ordinary shares prior to the consummation of the Reorganization will, in the aggregate, have a significantly reduced voting interest in Pubco following the consummation of the Reorganization and the Reorganization Merger.
Holders of GDHL ordinary shares prior to the consummation of the Reorganization will, in the aggregate, have a significantly reduced voting interest in Pubco following the consummation of the Reorganization and the Reorganization Merger (as a result of the issuance of shares of Pubco’s Class B common stock, which will vote together with the Class A common stock on all matters that are the subject of a Pubco stockholder vote). On a pro forma basis, following the consummation of the Reorganization and the Reorganization Merger, it is anticipated that the existing holders of GDHL ordinary shares will hold shares of Pubco Class A common stock that represent approximately [●]% of the total outstanding voting power of Pubco’s common stock. Consequently, although Pubco will consolidate and control GDH LP as a result of the Reorganization and the Reorganization Merger, holders of GDHL ordinary shares prior to the consummation of the Reorganization will not be able to exercise significant influence over the management and policies of Pubco or, indirectly, GDH LP.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation will not be applicable to Pubco.
Certain statutory provisions generally afforded to stockholders of a Delaware corporation will not be applicable to Pubco. For example, the Proposed Charter will contain a provision renouncing our interest and expectancy in certain corporate opportunities, such that any members of the board of directors who are not also employees of Pubco, GDH LP or any of their respective subsidiaries will have any duty to refrain from engaging in the same or similar business activities or lines of business as us. The Proposed Charter will provide that, to the fullest extent permitted by applicable law, we renounce our right to certain business opportunities, and that any such member of our board of directors has no duty to communicate or offer such business opportunity to us and is not liable to us or any of our stockholders for breach of any fiduciary or other duty under statutory or common law, as a director, officer or controlling stockholder, or otherwise, by reason of the fact that any such individual pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to us. Pubco’s Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).
In addition, pursuant to the Proposed Charter, Pubco will opt out of Section 203 of the DGCL with respect to certain existing shareholders (including our Founder), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless such transaction fits within an applicable exemption, such as board approval of the business combination or the transaction in which resulted in such stockholder becoming an interested stockholder. Therefore, our Founder will be able to transfer control of us to a third party by transferring his shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.
Further, pursuant to the director nomination agreement with GGI (the “Director Nomination Agreement”), our Founder will have the right to nominate one director to our board of directors for so long as our Founder continues to beneficially own at least 25% of our Class A common stock. As a result, following the Reorganization and the Reorganization Merger, our Founder will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and Nasdaq independence rules.
See “Description of Pubco Capital Stock” for more information regarding Pubco’s Proposed Organizational Documents.

Provisions in Pubco’s Proposed Organizational Documents and Delaware law, and certain rules imposed by regulatory authorities, might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our Class A common stock.
Pubco’s Proposed Organizational Documents contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:
•the ability of the Pubco board of directors to amend the bylaws, which may allow Pubco board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt;
•that, subject to the rights granted pursuant to the Director Nomination Agreement (as defined herein), vacancies and newly created directorships may be filled only by the remaining directors;
•the ability of Pubco’s board of directors to prevent the transfer of capital stock, or the exercise of rights with respect to its common stock, if the effect of such transfer or exercise of rights would result in a stockholder holding more than 9.9% of the total voting power of Pubco’s common stock on a fully diluted basis;
•the limitation of the liability of, and the indemnification of, Galaxy’s directors and officers;
•controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;
•advance notice procedures with which stockholders must comply to nominate candidates to the our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or extraordinary general meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us; and
•require supermajority approvals to remove the protective provisions in the certificate of incorporation and bylaws listed above or to amend the bylaws.
Such provisions could impede any merger, consolidation, takeover or other business combination involving our company or any of our subsidiaries or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us or our subsidiaries. See the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
In addition, a third party attempting to acquire us or a substantial position in our common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which our regulated broker-dealer subsidiaries are subject. FINRA Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change of control of a parent company.
The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between Pubco and its stockholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act or the Exchange Act, which could limit the ability of a holder of Class A common stock to choose the judicial forum for disputes with us or our directors, officers, or employees.
The Proposed Charter, which will be in effect upon consummation of the Reorganization and the Reorganization Merger, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, the Proposed Charter or the Proposed

Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Additionally, our Proposed Charter will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. The Proposed Charter will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act or the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.
The Domestication will subject us to additional costs and expose us to additional risks, and any anticipated benefits may not be realized.
The Domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the Domestication. The Domestication will also temporarily divert the attention of our management and employees from the day-to-day management of the business to a limited extent.
Following the Domestication, we will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action stockholder litigation as compared to Cayman governed companies.
We may not realize the benefits we expect from the Domestication. If we do not, we will have expended considerable resources and management efforts in completing the Domestication without benefiting our company or our stockholders. Such expenditure of time and resources would adversely affect our business, operating results, and financial condition if the anticipated benefits are not achieved.
Certain holders of GDHL ordinary shares may be required to recognize gain for U.S. federal income tax purposes as a result of the Domestication.
As discussed more fully in “Certain U.S. Federal Income Tax Considerations” below, GDHL has received an opinion of counsel to the effect that the Domestication will constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of GDHL ordinary shares will be subject to Section 367(b) of the Code and, as a result:
•Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL’s ordinary shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who does not own actually and/or constructively 10% or more of the total combined voting power all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) will not recognize any gain or loss and will not be required to include any part of GDHL’s earnings in income.
•Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL ordinary shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of GDH Delaware Class A common stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its GDHL ordinary shares provided certain other requirements are satisfied.
•Subject to the discussion below concerning the application of the PFIC rules to the Domestication, a U.S. Holder of GDHL ordinary shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367) attributable to its GDHL shares provided certain other requirements are satisfied.
•As discussed further under “Certain U.S. Federal Income Tax Considerations” below, GDHL has determined that it was likely a PFIC for its 2022, 2021 and 2020 taxable years. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication. In the event that GDHL is (or in some cases has been) treated as a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Certain U.S. Federal Income Tax Considerations—Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders—U.S. Tax Consequences of the Domestication.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section entitled “Certain U.S. Federal Income Tax Considerations.” Each U.S. Holder of GDHL ordinary shares is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of GDHL ordinary shares for GDH Delaware Class A common stock pursuant to the Domestication.
The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a complete discussion of the material U.S. federal income tax consequences of the Domestication, see the section entitled “Certain U.S. Federal Income Tax Considerations” below.
The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside our control. If the Reorganization is not completed, there may be adverse effects on the market price of GDHL’s ordinary shares. Any fees and costs incurred in connection with the Reorganization will not be recovered.
The completion of the Reorganization is subject to a number of conditions precedent, some of which are outside our control, including receipt of the required shareholder approval and regulatory approvals from Canadian securities regulators and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Reorganization will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization is not completed, the market price of the ordinary shares may be materially adversely affected. GDHL’s business, financial condition or results of operations or prospects, could also be subject to various material adverse consequences. Also, GDHL will not recover the fees, costs and expenses it has incurred in connection with the Reorganization. Such fees, costs and expenses include, without limitation, legal fees, accounting fees, financial advisor fees, valuation fees, depositary fees and printing and mailing costs, which will be payable whether or not the Reorganization is completed.

PROPOSED ORGANIZATIONAL STRUCTURE
Organizational Structure Prior to the Reorganization
GDHL is a holding company and is incorporated under the laws of the Cayman Islands. Prior to the Reorganization and the Reorganization Merger, all of our activities are conducted through GDH LP (operating as a Cayman Islands exempted limited partnership) and its subsidiaries, and GDHL’s principal asset is its ownership, directly and indirectly, of Class A-1 Units and Class A-2 Units (collectively, “Class A Units”) of GDH LP which entitles it to a corresponding percentage ownership of the economic interest in our business. Galaxy Digital Holdings GP LLC (“GDH GP”) is the existing general partner of GDH LP. Galaxy Group Investments LLC (“GGI”), which is controlled by our Founder, is the parent company of GDH GP, and therefore indirectly controls GDH LP. Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority economic interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
In connection with the Reorganization, the existing amended and restated limited partnership agreement of GDH LP will be further amended and restated to effect the continuation of GDH LP after its domestication as a Delaware limited partnership. Prior to the consummation of the Reorganization, all of GDH LP’s outstanding limited partnership interests, other than those owned by GDHL and its wholly-owned subsidiary GDH Intermediate LLC, are owned by GGI and certain other holders of Class B Units (the “Existing Class B Unitholders” and, together with GGI, the “Existing LPs”), and all of GDH LP’s outstanding general partnership interests are owned by GDH GP, its general partner.
The following diagram illustrates Galaxy’s structure prior to the consummation of the Reorganization and is provided for illustrative purposes only and does not purport to and does not actually represent all legal entities within our organizational structure. This chart reflects approximate economic and voting interests held by each entity as of [●], 2023, as well as all material Galaxy subsidiaries existing as of the same date.

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*Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger.
The Reorganization and the Reorganization Merger
GDHL intends, subject to the approval of GDHL shareholders, to effect a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation for GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and, GDHL following the Domestication, “GDH Delaware”). Subject to the approval of GDHL shareholders of the Domestication Charter and Bylaws Amendment, GDH Delaware will adopt the Proposed Organizational Documents upon the effectiveness of the Domestication, and the Proposed Organizational Documents will be substantively identical to the governing documents of Pubco that will be in effect following the Reorganization Merger. The Proposed Organizational Documents will authorize the issuance of two classes of common stock of GDH Delaware prior to the Reorganization Merger and of Pubco following the Reorganization Merger: Class A common stock and Class B common stock. In the Domestication, all of the issued and outstanding of ordinary shares of GDHL will convert, automatically and by operation of law without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue 500 million shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests. See the section entitled “Description of Pubco Capital Stock.” Following the Domestication but immediately prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP holding Class B Units of GDH LP equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication. The shares of Class B common stock of Pubco into which the shares of Class B common stock of GDH Delaware issued in the Issuance of Class B Common Stock will convert in the Reorganization Merger will not represent any economic interest in GDH Delaware or Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the Concurrent Domestication of GDH LP). Each holder of a share of Class B common stock of GDH Delaware will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of GDH Delaware common stock.
All such transactions are referred to collectively as the “Reorganization.”
Following the Reorganization, GDH Delaware will merge with and into Pubco, an entity formed primarily for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, with Pubco continuing as the surviving entity, and shareholders of GDH Delaware receiving shares of Pubco in exchange for their shares of GDH Delaware (the “Reorganization Merger”). Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents. Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, as described in this prospectus, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to this registration statement will be issued by Pubco as the continuing entity following such transactions.
In connection with the Reorganization, concurrently with the Domestication, GDH LP also expects to deregister under the Cayman Islands Exempted Limited Partnerships Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Concurrent Domestication of GDH LP”). Upon the completion of the Concurrent Domestication of GDH LP, GDH LP will enter into the amended and restated limited partnership agreement of GDH LP (“Amended LP Agreement”), pursuant to which all of GDH LP’s Class A Units and Class B Units will be reclassified into a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock of Pubco on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Class A common stock of Pubco for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock of Pubco for LP Units in lieu of such a redemption. A corresponding number of shares of Class B common stock of Pubco will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LP Agreement, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings.
The following diagram depicts our anticipated organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of the Proposed Transactions, including the GDHI LLC Merger, in order to further simplify our organizational structure. The following diagram is provided for illustrative purposes only and does not purport to and does not actually represent all legal entities within our organizational structure. This chart reflects approximate economic and voting interests anticipated to be held by each entity as of [●], 2023, as well as all material Galaxy subsidiaries existing as of the same date, in each case, assuming that the Reorganization Mergers had occurred on or prior to such date.
Effect of the Reorganization and the Reorganization Merger on Our Organizational Structure
Upon completion of the Reorganization and the Reorganization Mergers (assuming, in the case of any share counts and ownership percentages, that such transactions had been consummated by [●], 2023):
•Pubco will be a holding company. All of our activities will continue to be conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its ownership of LP Units, which will entitle it to a corresponding percentage ownership of the economic interest in our business.
•Pubco will hold, directly, [●] LP Units, constituting [●]% of the economic interest in GDH LP.
•Pubco will be the sole general partner of GDH LP. Pubco will thereby control all actions of GDH LP and will consolidate GDH LP in its financial results.
•The Existing LPs (including funds affiliated with our Founder) will collectively hold:
(i)(x) [●] shares of Class A common stock and (y) [●] LP Units, which together directly and indirectly represent approximately [●]% of the economic interest in GDH LP, and
(ii)through their collective ownership of [●] shares of Class A common stock and [●] shares of Class B common stock, approximately [●]% of the combined voting power of our common stock.
GDHL’s ordinary shares are currently listed on the TSX. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq, either concurrently with or subsequent to consummation of the Reorganization and the Reorganization Merger. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.

THE SPECIAL MEETING OF GDHL SHAREHOLDERS
The Meeting
GDHL will hold the Meeting of GDHL shareholders on [●], 2023 at [●] (local time) at [●] and virtually via live webcast at [●] for the purpose of considering and, if deemed advisable, voting to approve the following proposals (collectively, the “Proposals”):
1.a special resolution to approve a reorganization comprised of:
a.the Domestication (such proposal “Domestication Proposal”);
b.the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);
c.upon the consummation of the Domestication, the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and
d.the Domestication Charter and Bylaws Differences (such proposal, the “Domestication Charter and Bylaws Differences Proposals”);
2.assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and
3.to approve by ordinary resolution the Adjournment (such proposal, the “Adjournment Proposal”).
The full text of the resolutions approving the Proposals is as follows:
“RESOLVED, as a special resolution that:
1.The authorised share capital of Galaxy Digital Holdings Ltd. (the “Company”) be amended from CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each to CAD$2,500,000 divided into 2,000,000,000 Class A ordinary shares of CAD$0.001 par value each and 500,000,000 Class B ordinary shares of CAD$0.001 par value each.
2.The Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the Memorandum and Articles of Association of the Company substantially in the form attached to the Management Circular (the “Existing Organizational Documents”).
3.The Company be deregistered in the Cayman Islands pursuant to Article 44 of the Existing Organizational Documents and be registered by way of continuation as a corporation in the State of Delaware.
4.The Existing Organizational Documents be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new bylaws of the Company (following its domestication), substantially in the form attached to the Management Circular.
RESOLVED, that the Company, following the steps set out above, issue up to 500 million shares of Class B Common Stock as described in the Management Circular.
RESOLVED, as an ordinary resolution, that the adjournment of the special meeting of shareholders, which shall constitute an extraordinary general meeting for purposes of the Memorandum and Articles of Association of the Company (the “Meeting”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate to approve one or more resolutions at the Meeting be approved and adopted in all respects.”
Each of the Proposals that must be approved by special resolution and must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
Only Registered Shareholders at the close of business on [●], 2023 (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Registered Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.
Subject to the Certification Process Adjustment (as described below), each GDHL shareholder is entitled to one vote for each GDHL ordinary share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were [●] outstanding GDHL ordinary shares.
The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.
The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of GDHL’s ordinary shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [●] GDHL ordinary shares, in the aggregate, would be required to achieve a quorum.
GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.
GDHL’s board of directors does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy gives authority to [●] and [●], as proxies, with full power of substitution, to vote on such matters at their discretion.
The Adjournment
GDHL shareholders are being asked to consider and vote upon the Adjournment, a technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization. If the Adjournment Proposal is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes to approve one or more resolutions at the Meeting.

Solicitation of Proxies
This Management Circular is furnished in connection with the solicitation of proxies by the management of GDHL to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged TMX Investor Solutions Inc. to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, call direct at (416) 682-3825. GDHL has agreed to pay TMX Investor Solutions Inc. a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse TMX Investor Solutions Inc. for certain out-of-pocket losses, damages and expenses.
“Registered Shareholders” means GDHL shareholders who hold GDHL ordinary shares in their own name. “Beneficial Shareholders” means GDHL shareholders who do not hold GDHL ordinary shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
Accompanying this prospectus is a proxy for Registered Shareholders. The persons named in the enclosed proxy are executive officers and/or directors of GDHL and have been appointed by management of GDHL. A Registered Shareholder has the right to appoint some other person or company who need not be a GDHL shareholder, to represent him or her at the Meeting and may do so by inserting the name of such other person or company in the blank space provided in the proxy or by completing another proper proxy.
Voting by Proxyholder
The persons named in the proxy will vote or withhold from voting GDHL ordinary shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your GDHL ordinary shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:
(a)each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
(b)any amendment to or variation of any matter identified therein; and
(c)any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.
Registered Shareholders
If you are a Registered Shareholder, there are two ways to vote: (1) by completing and mailing your proxy, (2) logging into the website to vote, or (3) by voting in person or virtually at the Meeting.
To be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or
(b)log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.

Whatever method Registered Shareholders choose to submit their proxy, they must ensure that the proxy is received not later than [●] (local time) on [●], 2023 or, if the Meeting is adjourned or postponed, not later than [●] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.
Revocation of Proxy
In addition to any other manner permitted by law, a proxy may be revoked by:
(a)executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the GDHL shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)personally attending the Meeting and voting.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that TSX Trust Company tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if GDHL’s board of directors decides that disclosure is in the interests of GDHL or its shareholders.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold GDHL ordinary shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.
If GDHL ordinary shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those GDHL ordinary shares will not be registered in the shareholder’s name on the records of GDHL. GDHL’s ordinary shares will more likely be registered under the names of Intermediaries. For example, in Canada, under the name of CDS (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.
There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs.

These shareholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and GDHL or its agent has sent these materials directly to you, your name, address and information about your holdings of GDHL ordinary shares, were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding GDHL ordinary shares on your behalf.
By choosing to send these materials to you directly, GDHL (and not the Intermediary holding GDHL ordinary shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their GDHL ordinary shares are voted at the Meeting. GDHL does not intend to pay for Intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your GDHL ordinary shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your Ordinary Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your GDHL ordinary shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.
The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of GDHL ordinary shares to be represented at the Meeting and the appointment of any GDHL shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your GDHL ordinary shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your GDHL ordinary shares at the Meeting.
Shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxies or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy. Please complete, sign, date and return each proxy and VIF that you receive in order to cast your vote with respect to all of your GDHL ordinary shares.
Certification Process Adjustment
The Existing Organizational Documents provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by GDHL shareholders (each, a “Shareholder Resolution”), each GDHL shareholder shall be required to provide a certification as to its status, and the status of any person for whom the GDHL shareholder holds GDHL ordinary shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each GDHL shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds GDHL ordinary shares for the account or benefit of any other person, such person is not a United States resident (each GDHL shareholder not making such certification, a “Non-Certifying Shareholder”). GDHL shareholders who certify that they hold GDHL ordinary shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which GDHL ordinary shares they own beneficially are owned beneficially for United States residents and to which GDHL ordinary shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all GDHL shareholders are entitled to cast (pursuant to the adjustment that is described in the following paragraphs).
The proxy, VIF and declaration of beneficial ownership (which declaration of ownership is to be completed, if required, as per the instructions set out therein and returned to TSX Trust Company within the timelines applicable to the return of a proxy or VIF as set out above) accompanying this Management Circular allow each Shareholder to make the certifications referred to above. Shareholders attending the Meeting in person will be required to make the certifications when they arrive at the Meeting.
For the purposes of calculating the number of votes which Non-Certifying Shareholders are entitled to cast on a Shareholder Resolution, if and to the extent that, in the absence of the Certification Process Adjustment:
“A” > (49 ÷ 100) × “B”,
then “A” shall be reduced so that “D” is the whole number nearest to but not exceeding:
“C” × (49 ÷ 51).
Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Shareholder Resolution when added to the number of votes withheld by Non-Certifying Shareholders in respect of such resolution, exceeds “D”, then the number of: (a) votes cast “for”; (b) votes cast “against”; and (c) votes withheld in respect of, such resolution by Non-Certifying Shareholders, will each be reduced pro rata until the aggregate number of votes “for”, votes “against” and votes withheld in respect of such resolution by Non-Certifying Shareholders, is the whole number nearest to but not exceeding “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D”, then each of such votes or votes withheld (as applicable) shall be counted and no reduction shall occur.
For the purposes of the foregoing:
“A” = the aggregate total of votes which all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution prior to the operation of the Certification Process Adjustment;
“B” = “A” + “C”;
“C” = the aggregate total of votes which all holders of Ordinary Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution; and
“D” = the aggregate total of votes all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution, following the operation of the Certification Process Adjustment.
GDHL’s board of directors may specify such other requirements or vary the requirements of the Certification Process Adjustment as it in its discretion considers necessary or appropriate to give effect to these restrictions.
Signature of Proxy
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Whether you plan to attend the Meeting or not, please read this prospectus carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.
If you are a GDHL shareholder and have questions about the Meeting or the Proposals, or if you need additional copies of this prospectus or the enclosed proxy, you should contact:
Galaxy Digital Holdings Ltd.
300 Vesey Street
New York City, New York 10282, United States
Attention: Investor Relations
Email: investor.relations@galaxy.com
You may also contact GDHL’s strategic shareholder advisor and proxy solicitation agent:
TMX Investor Solutions Inc.
by email at INFO_TMXIS@tmx.com,
by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, call direct at
(416) 682-3825.
You may also obtain additional information about us from documents filed with Canadian securities regulatory authorities by following the instructions in the section of this prospectus entitled “Where You Can Find More Information.”
To obtain timely delivery, GDHL shareholders must request additional copies of this prospectus or the enclosed proxy or any other materials no later than five business days prior to the Meeting.

THE PROPOSED TRANSACTIONS—THE REORGANIZATION
Overview of the Reorganization
Subject to the approval of GDHL shareholders, GDHL is proposing a reorganization and domestication of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:
•GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.
•GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C Structures” in the United States, with the Reorganization including the following steps:
◦Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding GDHL ordinary shares being ultimately converted into and exchanged for shares of Class A common stock of Pubco.
◦The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interest of GDH LP, will transfer control of such general partnership interest to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).
◦Pubco will issue new voting securities to entities controlled by Michael Novogratz and other holders of Class B Units (as defined below) of GDH LP (such holders collectively, the “Existing LPs”) that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A common stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit (as defined below) of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [●]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger.
◦Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.
•The “variable voting rights” attached to GDHL’s ordinary shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.
•Pubco intends to apply to list its Class A common stock on the Nasdaq.
The Domestication
Subject to the approval of GDHL shareholders, among other transactions, GDHL expects to deregister under the Cayman Islands Companies Act (As Revised) and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which domestication the jurisdiction of incorporation for GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (which is referred to as the “Domestication” and GDHL following the Domestication is referred to as “GDH Delaware”).
In the Domestication, all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law without redemption or cancellation, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware and GDH Delaware will, pursuant to its post-

Domestication certificate of incorporation, be authorized to issue 500 million shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Pursuant to the Domestication, GDHL will continue and re-domicile as a Delaware entity. To effect the Domestication, GDHL will file a director declaration in respect of GDHL with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act, but upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Accordingly, GDHL shareholders are urged to carefully consult the information set forth in the section entitled “The Proposed Transactions—The Reorganization—The Domestication Charter and Bylaws Amendment.”
GDHL shareholders are being asked to consider and vote upon the Domestication pursuant to the Domestication Proposal.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Domestication (in which GDHL shareholders’ ordinary shares of GDHL will automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware) and the Reorganization Merger (in which each share of Class A common stock of GDH Delaware will further convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock of Pubco).
Subject to the approval of GDHL shareholders, the Domestication will occur on the business day prior to the date of the Reorganization Merger.
The Governing Documents Amendment
Prior to the Domestication, GDHL expects to amend its existing memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL, which is referred to as the “Governing Documents Amendment.”
GDHL shareholders are being asked to consider and vote upon the Governing Documents Amendment.
The Governing Documents Amendment will occur immediately prior to the Domestication.
The Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences
In connection with the Domestication, the memorandum and articles of association of GDHL (as amended by the Governing Documents Amendment) (which are referred to as the “Existing Organizational Documents”) will be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, substantially in the form attached to this prospectus as Annex B, and the proposed new bylaws, substantially in the form attached to this prospectus as Annex C (which proposed certificate of incorporation and proposed bylaws are referred to as the “Proposed Organizational Documents,” and such amendment and restatement is referred to the “Domestication Charter and Bylaws Amendment”).
Subject to the approval of GDHL shareholders of the Domestication and the Domestication Charter and Bylaws Amendment, GDH Delaware will adopt the Proposed Organizational Documents upon the effectiveness of the Domestication, and the Proposed Organizational Documents will be substantively identical to the governing documents of Pubco that will be in effect following the Reorganization Merger. The Proposed Organizational Documents will authorize the issuance of two classes of common stock of GDH Delaware prior to the Reorganization Merger and of Pubco following the Reorganization Merger: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will entitle its holder to one vote per share on all matters submitted to a vote of our stockholders. Shares of Class B common stock of GDH Delaware (prior to the Reorganization Merger) and Pubco (following the Reorganization Merger) will not be entitled to economic interests.
If the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by Existing Organizational Documents under the Cayman Islands Companies Act, but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this prospectus as Annex B (the “Proposed Charter”) and bylaws substantially in the form attached to this prospectus as Annex C (the “Proposed Bylaws”).
In the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). As a result of and following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company.
GDHL is currently an exempted company incorporated under the Cayman Islands Companies Act. (As Revised) The Cayman Islands Companies Act (As Revised) differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents differ in certain material respects from the Proposed Organizational Documents. Set forth below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of GDHL and GDH Delaware (and, following the Reorganization Merger, Pubco) according to applicable law and/or the Existing Organizational Documents and the Proposed Organizational Documents. You should also carefully review the Proposed Organizational Documents attached to this prospectus as Annexes B and C, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act (As Revised), to understand how these laws apply to GDHL, GDH Delaware and Pubco.

	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations
Mergers require a special resolution (i.e., 66 2/3% in value of shareholders in attendance and voting at a shareholders’ meeting), and any other authorization as may be specified in the relevant memorandum and articles of association. Parties holding certain security interests in the constituent companies must also consent.

Mergers generally require approval of a majority of all outstanding shares.
Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 66 2/3% of voting power of disinterested stockholders).

	All mergers (other than parent/subsidiary mergers) require shareholder approval – no exception for smaller mergers.	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

	Cayman Islands	Delaware
	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

	A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a shareholders’ meeting.	N/A

Stockholder/Shareholder Votes for Routine Matters

Under the Cayman Islands Companies Act (As Revised), routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Certain specified amendments to the constitutional documents of a company require a special resolution to be passed (see threshold above).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
Certain specified amendments to the Proposed Organizational Documents require an affirmative vote of at least 66 2/3% of the total voting power of the outstanding shares.

Regulatory Restrictions on Transfers	N/A	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s (or, following the Reorganization Merger, Pubco’s) board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware (or, following the Reorganization Merger, Pubco) on a fully diluted basis.

	Cayman Islands	Delaware
Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.	With certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.

Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (but do have a right to know who the directors of a company are and to receive a copy of the memorandum and articles of association of the company).	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements.
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may also be owed directly be owed direct to creditors or shareholders in certain limited circumstances.
Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
The Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).

	Cayman Islands	Delaware
Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default.
A corporation is generally permitted to indemnify its director and officers.
The Proposed Bylaws provide for indemnification of executive officers and directors acting in good faith. GDH Delaware (or, following the Reorganization Merger, Pubco) may also enter into a contractual indemnification agreement with each of its directors at the time of the Nasdaq listing, if successful.

Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.
Liability of directors may be limited or eliminated, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.
The Proposed Organizational Documents limit or eliminate the liability of a director to GDH Delaware (or, following the Reorganization Merger, Pubco) or its stockholders to the extent permitted under Delaware law.

Forum Selection	N/A	The Proposed Organizational Documents provide that, unless GDH Delaware (or, following the Reorganization Merger, Pubco) consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction may only be brought before the federal district courts of the United States.
The Existing Organizational Documents, which govern GDHL’s affairs under the Cayman Islands Companies Act (As Revised) differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, GDHL shareholders are being asked to approve four separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences.” A summary of each of the Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A

The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.

The Proposed Organizational Documents provide that presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.

Removal of Directors—Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2/3% of the total voting power of the outstanding GDHL ordinary shares.
The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.

Exclusive Forum— Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.
The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act or the Exchange Act may only be brought before the federal district courts of the United States.

Ownership Limitations— Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.

In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.

GDHL shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Amendment and the Domestication Charter and Bylaws Differences.
The Domestication Charter and Bylaws Amendment will occur concurrently with the Domestication.
The Issuance of Class B Common Stock
Following the Domestication but immediately prior to the Reorganization Merger, subject to the approval of GDHL shareholders, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each existing limited partner of GDH LP (which is referred to as an “Existing LP”) holding Class B Units of GDH LP equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication (which issuance is referred to as the “Issuance of Class B Common Stock”).
The shares of Class B common stock of Pubco into which the shares of Class B common stock of GDH Delaware issued in the Issuance of Class B Common Stock will convert in the Reorganization Merger will not represent any economic interest in GDH Delaware or Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the Concurrent Domestication of GDH LP). Each holder of a share of Class B common stock of GDH Delaware (and, following the Reorganization Merger, Pubco) will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of GDH Delaware (and, following the Reorganization Merger, Pubco) common stock. See the section entitled “Description of Pubco Capital Stock.”
GDHL shareholders, excluding persons required to be excluded for the purpose of such vote under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transaction (which is referred to as “MI 61-101”), are being asked to consider and vote upon the Issuance of Class B Common Stock.
The Issuance of the Class B common stock of GDH Delaware to each Existing LP holding Class B Units of GDH LP is a “related party transaction” for the purposes of MI 61-101. The issuance of such stock must be approved by a resolution passed by simple majority, excluding persons required to be excluded for the purpose of such under MI 61-101. The Issuance of Class B Common Stock will occur immediately following the Domestication.
The Reorganization Merger
Among other transactions, following the Reorganization, GDH Delaware will merge with and into Pubco, an entity solely for the purpose of consummating the transactions described in this registration statement and that does not have any assets or operations, with Pubco continuing as the surviving entity, which merger is referred to as the “Reorganization Merger.” In the Reorganization Merger, each share of Class A common stock and Class B common stock of GDH Delaware outstanding as of immediately prior to the Reorganization Merger will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock and Class B common stock of Pubco, respectively. Additionally, in the Reorganization Merger, the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Following the Reorganization Merger, each share of Class A common stock and Class B common stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of Pubco stockholders. Shares of Class B common stock of Pubco will not have any rights to receive dividends or distributions on liquidation of Pubco (beyond their par value).
As a result of and following the Reorganization and the Reorganization Merger, as described in this prospectus, Pubco will succeed GDHL as the publicly traded company in which existing holders of GDHL ordinary shares will own their interests, and all securities being registered pursuant to the registration statement of which this prospectus is a part will be issued by Pubco as the continuing entity following such transactions.

Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will following the Reorganization and the Reorganization Merger be, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, which will entitle it to control our business. Immediately following the Reorganization and the Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by Michael Novogratz will own and control approximately [●]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of GDHL or GDH Delaware shareholders.
Pursuant to the registration statement of which this prospectus forms a part, Pubco is registering shares of Pubco Class A common stock issuable to GDHL shareholders upon completion of the Domestication (in which GDHL shareholders’ ordinary shares of GDHL will automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A common stock of GDH Delaware) and the Reorganization Merger (in which each share of Class A common stock of GDH Delaware will further convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock of Pubco).
The Reorganization Merger is expected to occur on the day after the Domestication.
Domestication of GDH LP and Amendment of GDH LP’s Limited Partnership Agreement
Concurrently with the Domestication, GDH LP also expects to deregister under the Cayman Islands Exempted Limited Partnerships Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware (which is referred to as the “Concurrent Domestication of GDH LP”).
Upon the completion of the Concurrent Domestication of GDH LP, GDH LP will enter into the Amended LP Agreement, pursuant to which all of GDH LP’s Class A Units and Class B Units will be reclassified into a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock of Pubco on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of Class A common stock of Pubco for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock of Pubco for LP Units in lieu of such a redemption. A corresponding number of shares of Class B common stock of Pubco will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” Except for transfers to us or to certain permitted transferees pursuant to the Amended LP Agreement, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
Tax Receivable Agreement
GDHL is currently party to a tax receivable agreement with the TRA Parties and, in connection with the Reorganization, Pubco will enter into the Tax Receivable Agreement with the TRA Parties that provides for the payment by us to the TRA Parties of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings.
Nasdaq Listing
GDHL’s ordinary shares are currently listed on the TSX. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq, either concurrently with or subsequent to consummation of the Reorganization and the Reorganization Merger. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
The Special Committee and Canadian Securities Law Matters
GDHL is a reporting issuer in all provinces and territories of Canada and accordingly is subject to requirements of the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder (which are referred to collectively as “Canadian Securities Laws”), including MI 61-101, which regulates transactions that raise the potential for conflicts of interest. MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders.
Pursuant to MI 61-101, if a transaction meets the definition of a “related party transaction” then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law. The issuance by GDH Delaware (and, in the Reorganization Merger, Pubco) of shares of Class B common stock to our Founder, the directors and senior officers of GDHL and the managers of and senior officers of GDH GP who hold Class B Units of GDH LP is a “related party transaction” pursuant to MI 61-101. The Reorganization Merger is not a “business combination” pursuant to MI 61-101.
GDHL’s board of directors formed the Special Committee to consider the Reorganization. The Special Committee retained independent counsel, Fasken Martineau DuMoulin LLP (which is referred to as “Fasken”), Jenner & Block LLP (which is referred to as “Jenner”) and an independent financial advisor, Echelon Wealth Partners (which is referred to as “Echelon”). In consultation with these advisors, GDHL’s board of directors, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the transaction and the consideration for the transaction is not readily determinable as there is no market to determine the fair market value of the voting rights exchanged in the proposed Reorganization. Notwithstanding this determination, GDHL’s board of directors, acting in good faith and based on the recommendation of the Special Committee with the input from its independent financial and legal advisors, concluded that neither the fair market value of the subject matter of the transaction nor the consideration for the transaction exceeds 25% of the market capitalization of GDHL. The subject matter of the related party transaction is the transfer of control of the general partnership interests of GDH LP from GDH GP and, indirectly, GGI (a company controlled by our Founder) to GDH Delaware (and ultimately to Pubco following the Reorganization Merger). GDH LP is the operating entity of GDHL and, currently, GDHL has a minority noncontrolling interest in GDH LP. The consideration for the Founder ultimately transferring control of the general partnership interests of GDH LP from GDH GP to Pubco is the issuance of Class B common stock of Pubco (with no economic interest) that gives our Founder (i) the same control over Pubco that he would have upon conversion of his existing Class B Units of GDH LP into ordinary shares of GDH LP and (ii) the same control over GDH LP he has now but through Pubco rather than through GDH GP. There are no economic rights associated with the Class B common stock that are to be issued to our Founder. Under our current structure, our Founder has no control over GDHL but has complete control over GDH LP. Following the

Reorganization, our Founder will have control over Pubco with no direct control over GDH LP. Our Founder will have a right to nominate one director to Pubco following the Reorganization. Prior to the Reorganization, our Founder currently has a right to be nominated for election as a director at each annual general meeting of GDHL’s shareholders.
The Reorganization does not involve a purchase of securities to effect a change of control. The transaction is simply a reorganization of the corporate and capital structure that effects a transfer of control from a subsidiary operating entity level to a parent holding company level but does not involve a transfer of any economic or other rights of the parties. There is no recognized (non-arbitrary) manner or market by which to value the fair market value of the voting control of a holding company that is separate and apart from its economic value or the fair market value of voting control of an operating entity, which is being exchanged for voting control of the holding company. The financial advisor for the Special Committee considered in detail the value of the subject matter and the consideration to be received as part of the Reorganization. Although there were no precedent transactions directly on point to this transaction and no market whereby the value of standalone voting rights could be determined, the most analogous transactions (although not perfectly analogous) that could provide some insight as to the “potential” value of standalone voting rights involving a collapse of a multiple voting/dual class structure that result in the elimination of the controlling voting rights of such shares but maintains the existing economic rights of the shareholders. Given that the shareholders’ economic rights in these precedent transactions were not compromised (other than by dilution in favor of the multiple voting shareholder) and only the “voting rights” were being eliminated, one basis to consider the value for such “voting rights” was the premium paid in those transactions, with the premium being calculated as the percentage of share ownership issued to the multiple voting shareholder in excess of its current economic ownership (resulting in dilution to the other class of shareholders). In the recent precedent transactions in the Canadian public markets whereby multiple voting/dual class structures were eliminated that included premiums paid to the multiple voting shareholder, premiums ranged from 0.8% to 11.4%, representing even at the anomalous upper extreme far less than 25% of the market capitalization of the target company under section 5.5 of MI 61-101.
GDHL’s board of directors and the Special Committee determined the market capitalization of GDHL pursuant to subsection (a) of its definition under section 1 of MI 61-101 (as a published market exists). Reliance was not placed on any exemptive relief to include the equity value of GDH LP as is the case in typical REIT related party transactions. GDHL’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors, enabled them to make the necessary analyses and determinations regarding the Reorganization.
As a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. See the section entitled “The Proposed Transactions—The Reorganization—GDHL’s Background to and Reasons for the Reorganization.”
Minority Approval of GDHL’s Shareholders
Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee and GDHL’s board of directors determined to also seek such approval from GDHL’s shareholders.
As a result, the Issuance of Class B Common Stock Proposal will require the affirmative vote of a majority of the votes attached to GDHL ordinary shares held by GDHL shareholders present in person or virtually or represented by proxy at the Meeting, excluding for this purpose votes attached to GDHL ordinary shares held by (i) GDHL, (ii) “interested parties,” (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101) with the foregoing.
To the knowledge of the directors and senior officers of GDHL after reasonable inquiry, as of [●], 2023, the GDHL shareholders whose votes are required to be excluded for purposes of “minority approval” in accordance with MI 61-101, as described above, beneficially owned, or exercised control or direction over, an aggregate of [●] GDHL ordinary shares representing approximately an aggregate of [●]% of the outstanding GDHL ordinary shares.

Details of such holdings are as follows:

Name	Relationship with GDHL	Number of GDHL Ordinary Shares	% Voting Participation
Michael Novogratz(1)	Interested Party	[●]	[●]%
Christopher Ferraro	Interested Party	[●]	[●]%
Steve Kurz	Interested Party	[●]	[●]%
Andrew Siegel	Interested Party	[●]	[●]%
Michael Ashe	Interested Party	[●]	[●]%
Kim Pillemer(2)	Interested Party	[●]	[●]%
__________________
Notes:
(1)Michael Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Michael Novogratz.
(2)Kim Pillemer ceased to be an officer of GDHL on May 6, 2022.
GDHL’s Background to and Reasons for the Reorganization
Background
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. GDHL’s board of directors (which is referred to as the “Board”) formed the Special Committee of independent directors, comprised of all the directors of GDHL, other than Michael Novogratz (who is referred to as the “Founder” or “Michael Novogratz”), Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (who was not a director of GDHL when the Special Committee was formed), to consider the Reorganization. The Special Committee retained independent counsel, Fasken and Jenner, and an independent financial advisor, Echelon. The Special Committee met formally in person and by telephone six times from March 12, 2021 until the announcement of the Reorganization and then once more prior to the mailing of the Management Circular. In addition, members of the Special Committee engaged in discussions with each other and with representatives of Citigroup Inc. (which is referred to as “Citi”), Echelon, Jenner and Fasken on numerous other occasions. The following is a summary of the material events, meetings, negotiations and discussions leading up to the public announcement of the Reorganization on May 5, 2021 and thereafter.
The Board from time to time evaluates business alternatives and strategic opportunities available to GDHL as part of its ongoing review and oversight of GDHL’s business, with a view to the best interests of GDHL. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to GDHL, including redomiciling GDHL to the United States and normalizing its corporate structure.
In February 2021, management of GDHL began to consider alternatives to achieve a normalized capital structure and to redomicile GDHL from the Cayman Islands to the United States. On February 8, 2021, management of GDHL met with Blake, Cassels & Graydon LLP (which is referred to as “Blakes”), Davis Polk & Wardwell LLP (which is referred to as “Davis Polk”) and Maples Group (which is referred to as “Maples”) to discuss structuring and preliminary considerations for (i) a redomiciling of GDHL from the Cayman Islands to Delaware; (ii) a reorganization of GDHL and GDH LP that would include the holders of Class B Units of GDH LP receiving a new class of common stock of GDH Delaware and (iii) a listing of the shares of Pubco on the Nasdaq.
From February 8, 2021 through February 16, 2021, Davis Polk, Blakes, Maples worked on evaluating the feasibility of the Reorganization.
On February 16, 2021, the Board held a meeting where it discussed the potential acquisition of BitGo. At this meeting, management of GDHL presented on the potential redomiciliation of GDHL from the Cayman Islands to the United States.

From February 16, 2021 through February 26, 2021, Davis Polk, Blakes, Maples continued to work on evaluating the feasibility of the Reorganization.
The Board held a meeting on February 26, 2021. Management of GDHL presented to the Board on the possibility of undertaking the Reorganization. Representatives of Davis Polk and Blakes attended the meeting. Management of GDHL explained to the Board that they were considering a possible Reorganization, which would allow GDHL to redomicile to the State of Delaware, simplify and normalize its capital structure, pursue a U.S. listing and facilitate potential acquisitions. Counsel advised the Board of the duties and responsibilities of the directors in the context of the Reorganization under corporate law. Davis Polk outlined alternatives available to the Board, including continuing GDHL’s current structure (i.e., the status quo). Blakes advised that the possible Reorganization involved restructuring the Class B Units of GDH LP and that Michael Novogratz, a director and the Chief Executive Officer of GDHL, and certain other officers of GDHL are holders of Class B Units of GDH LP and, as a result, portions of the Reorganization would constitute a related party transaction for the purposes of MI 61-101. The Board discussed matters of independence, including possible Special Committee membership considerations in that regard. The Board discussed these alternatives and unanimously agreed that management should continue to pursue the possible Reorganization. The Board agreed to establish the Special Committee, consisting of Bill Koutsouras (Chair), Nereida Flannery, Theagenis Iliadis and Dominic Docherty to: (i) review the proposal made to effect the Reorganization, (ii) evaluate the Reorganization and any other alternatives available to GDHL which may be in the best interests of GDHL, including maintenance of the status quo (each such alternative, a “Potential Alternative”), (iii) oversee any related negotiations, and (iv) make recommendations to the Board respecting the Reorganization or a Potential Alternative. The Special Committee was also given the power to engage independent legal counsel and retain financial and other professional advisors. We note that Nereida Flannery and Theagenis Iliadis did not stand for re-election to the Board of Directors in 2023 and therefore no longer serve on the Special Committee.
From February 26, 2021 through March 12, 2021 management of GDHL, Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of the work.
The Special Committee held a meeting on March 12, 2021, with representatives of Blakes and Davis Polk in attendance. The Special Committee and those in attendance discussed, among other things, the development of the Special Committee’s mandate, considerations under MI 61-101, and whether to retain independent legal counsel and financial advisor(s) and/or valuator(s). The Special Committee determined that it wished to retain independent counsel and agreed to further consider the foregoing matters further with such counsel. The Special Committee then discussed whether it should request compensation for their service. The Chair of the Special Committee proposed that, at this time and consistent with other committee service, the Special Committee not receive any additional compensation. He added that if the time commitment associated with the Special Committee were to materially increase then they could reconsider this matter. The other members of the Special Committee agreed with the Chair’s proposal.
On March 16, 2021, the Special Committee met and determined to retain Fasken as independent legal counsel.
On March 18, 2021, the Special Committee met with Fasken to discuss the mandate of the Special Committee and review the duties and responsibilities of the members. Fasken outlined the requirements for a “related party transaction” and the process required under MI 61-101 and the steps to the proposed Reorganization were reviewed. Fasken worked with the Chair of the Special Committee to create a list of financial advisors for the Special Committee to consider retaining.
The Chair of the Special Committee and Fasken interviewed a number of prospective financial advisors. On April 18, 2021 the Special Committee retained Echelon as financial advisor in connection with the Reorganization, following confirmation that Echelon qualified as independent.
During March 2021 and early April 2021, management of GDHL and Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of their work and Blakes and Fasken had numerous communications regarding such work. During these calls, it was indicated that management of GDHL was considering the possibility of including a “staggered board” as part of the new governance of Pubco.
On April 9, 2021, the Special Committee met with Fasken to discuss the progress of the Reorganization, draft documentation, key terms of the Reorganization, tax consequences of the possible Reorganization and the possibility of including a staggered board as part of the new governance of Pubco.
On April 14, 2021, the Chair of the Special Committee and Fasken met with Davis Polk and Blakes to discuss, among other matters, the proposed structuring of the possible Reorganization, timing, certain diligence issues, regulatory matters (including TSX rules and approvals), and additional information requested by the Special Committee.
On April 15, 2021, the Special Committee met with Fasken to discuss the progress of the structuring of the possible Reorganization and the additional information the Special Committee required for their deliberations.
Between April 15, 2021 and April 22, 2021, Fasken engaged in discussions with Blakes and Davis Polk in respect of additional information and questions posed by the Special Committee which included review and discussion of the current structure of GDHL and GDH LP and share capital matters, the proposed share terms and governing documents of Pubco following the Reorganization, consents and approvals that may be required, direct and indirect costs of the Reorganization, accounting treatment of the Reorganization, current and proposed governing documents (including proposed shareholder protections following the Reorganization), tax matters and regulatory issues. On April 21, 2021, the Special Committee retained Jenner, as its independent United States counsel, to assist with the review, assessment and comparison of the various governance and shareholder protections under Delaware law.
On April 22, 2021, the Special Committee met and received a presentation from management of GDHL, together with Citi, which is a general financial advisor to GDHL, summarizing the anticipated implications of the Reorganization for Shareholders and other considerations that were mitigating factors, including those described below under the heading “Information and Factors Considered by the Special Committee”. After management of GDHL and Citi left the meeting, the Special Committee discussed these matters with its independent advisors.
From April 22, 2021 to April 27, 2021, management of GDHL engaged in discussions with the Chair of the Special Committee in order to keep the Special Committee updated with timing and process.
On April 27, 2021, the Special Committee met to discuss the Reorganization and whether the Special Committee would recommend the Board approve the Reorganization, subject to certain conditions and requirements. The Special Committee discussed at length the advice of its independent financial and legal advisors, the review and finding of the existing constating documents of GDHL and GDH LP and the structure under the proposed Reorganization, the general tax implications, the benefits and disadvantages to the Minority Shareholders and considered the increased litigation and insurance costs of a United States domiciled company. The Special Committee considered Potential Alternatives, including maintaining the status quo, collapsing the current operating subsidiary held by a public holding company structure through the conversion of GDH LP units into Ordinary Shares and a reorganization without a redomicilation to Delaware.
On April 29, 2021, counsel at Fasken contacted counsel at Blakes and advised that the Special Committee would require the following if it were to support the proposed Reorganization:
1.GDHL will seek “majority of the minority” approval of the Reorganization in accordance with MI 61-101, notwithstanding that no such approval is required under MI 61-101.
2.GDHL will not be relying on the “control company exemptions” under the rules of Nasdaq at the time of the Reorganization and, if it does in the future intend to rely on these exemptions, such decision will be made by the independent directors.
3.There will not be a staggered board implemented as part of the Reorganization.

4.The management information circular to be prepared in connection with seeking Shareholder approval of the Reorganization will provide disclosure to Shareholders to make a fully informed decision regarding the Reorganization and will comply with the applicable requirements of MI 61-101; and
5.The documents (including the management information circular) implementing the Reorganization will be reviewed and negotiated under the supervision of the Special Committee.
On May 2, 2021, the Board met to discuss the Reorganization and the Special Committee delivered its recommendations to the Board. The Chair of the Special Committee noted that the mandate and purpose of the Special Committee was to evaluate the proposed Reorganization and act as a procedural safeguard to ensure that key decisions are made by directors whose judgment is, and is perceived to be, free of conflicts. He shared with the Board the Special Committee’s process, including, among other things, holding six meetings, hiring independent counsel and an independent financial advisor and reviewing the benefits and disadvantages of the proposed Reorganization to the Minority Shareholders and to GDHL. The Chair of the Special Committee noted that, in addition to considering the terms of the proposed Reorganization, the Special Committee considered whether the fair market value of the securities to be issued to interested parties (as defined in MI 61-101) and the consideration to be received by GDHL is not readily determinable, and in such case whether such fair market value is less than 25% of the market capitalization of GDHL, both of which are important determinations relating to whether GDHL must obtain a formal valuation under certain Canadian Securities Law requirements. The Chair of the Special Committee outlined the framework that the independent financial advisor prepared for the Special Committee to assist it in making these determinations. The Chair of the Special Committee advised that the Special Committee, after taking into account legal and financial advice, had determined that GDHL may rely upon an exemption from the valuation requirements for the Reorganization as the fair market value of the securities to be issued to interested parties and the consideration to be received by GDHL is: (i) not readily determinable, and (ii) the Special Committee acting in good faith has determined that each such fair market value is less than 25% of the market capitalization of GDHL. The Chair of the Special Committee then conveyed the Special Committee’s recommendations to the Board that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. He also noted that the recommendation is based on the conditions communicated on April 29, 2021.
Following receipt of the recommendations of the Special Committee, Michael Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee and after full discussion and deliberation and after review of the terms and conditions of the Reorganization:
1.The Board determined that the steps of Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders).
2.The Board, acting in good faith, determined that the fair market value of each of (i) the shares of GDH Delaware Class B common stock to be issued to Michael Novogratz and other current senior officers of GDHL (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.
3.The Board approved the Reorganization, subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and declared it advisable that GDHL proceed with the Reorganization.
4.The Board (i) directed that the Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) recommended that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization.

The potential acquisition of BitGo was also discussed and approved at the May 2, 2021 Board meeting. The completion of the Reorganization was never conditioned on the completion of the potential acquisition of BitGo, although completing the acquisition of the BitGo would have been conditioned on the Reorganization being completed. The Board noted that this was one of the advantages of the Reorganization: the Reorganization, including the Domestication, would ultimately make Pubco’s shares attractive as consideration in acquisitions.
On May 5, 2021, immediately following final resolution of the outstanding matters by management of GDHL and review and approval by the Special Committee, the Reorganization was announced.
On March 30, 2022, GDHL and BitGo entered into an amendment and restatement of the original acquisition agreement with respect to the potential acquisition of BitGo entered into on May 5, 2021. This amendment and restatement, among other things, evidenced an extension to December 31, 2022 of the “end date” after which either GDHL or BitGo can terminate such acquisition agreement if the potential acquisition of BitGo contemplated thereby was not completed by such date. This “end date” was, under the terms of such amended and restated acquisition agreement, automatically further extended until March 31, 2023 as a result of BitGo not delivering to GDHL a compliant copy of BitGo’s 2021 audited financial statements by April 30, 2022 in accordance with the terms of the acquisition agreement. The amended and restated acquisition agreement also provided GDHL with the right to terminate the acquisition agreement if BitGo did not deliver such financial statements to GDHL by July 31, 2022.
On August 15, 2022, GDHL announced that it had terminated the acquisition agreement with BitGo in accordance with its terms, but still intended to complete the Reorganization, including the Domestication.
During September 2022 and early October 2022, management of GDHL and its external advisors considered the structure of the Reorganization in light of the termination of the potential acquisition of BitGo and proposed certain changes to reduce the complexity of the Reorganization and simplify the legal structure of Pubco.
Between October 3, 2022 and October 8, 2022, Fasken engaged in discussions with Blakes and Davis Polk in respect of the changes to the structure of the Reorganization.
On October 12, 2022, the Special Committee met with its legal and financial advisors in attendance to discuss the changes to the structure to the Reorganization. The Special Committee concluded that the changes to the structure did not affect their analysis of the transactions or alter their previous recommendation to the Board.
Information and Factors Considered by the Special Committee
In determining that the Reorganization is in the best interests of GDHL and fair to Minority Shareholders, and in making its recommendations to Board, the Special Committee undertook a thorough review of, and carefully considered, the terms of the Reorganization, received the advice of Echelon and Fasken and considered a number of factors. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s evaluation of the Reorganization, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determination and recommendation. The Special Committee’s determination and recommendation is based upon the totality of the information presented and considered by it. The determination and recommendation of the Special Committee were made after consideration of the factors noted herein, other factors and in light of the Special Committee’s knowledge of the business, financial condition and prospects of GDHL and considering the advice of the Special Committee’s financial, legal and other advisors. Individual members of the Special Committee may have assigned different weights to different factors. The factors considered include the following:
1.Enhanced shareholder value—The Reorganization will provide increased liquidity through access to U.S. capital markets, which are the deepest, most dynamic and most liquid in the world and will improve flexibility for future equity and debt capital market needs. The Reorganization reduces complexity and restrictions arising from not being a U.S. registrant and from uncertainties around its future status as a “foreign private issuer.” It also allows greater access to and ability to communicate directly with its U.S. retail shareholder base. While GDHL has taken significant efforts to not direct any selling efforts to U.S. investors that are not qualified, nonetheless there is a sizable U.S. shareholder base, many of whom it cannot currently engage with due to regulatory restrictions. Redomiciling to the United States will eliminate restrictions on U.S. shareholder engagement. Galaxy will be able to share its mission broadly to enhance shareholder value.
2.Normalized corporate structure—The Reorganization is shareholder friendly because it moves all voting rights to the publicly traded company into an “Up-C Structure” frequently used in the United States and well-understood by the market. The Reorganization is also expected to permit full consolidation vs. passive equity investment for the Pubco and GDH LP financial statement and for U.S. Investment Company Act purposes. As a result, financial reporting should be easier for the internal finance team to produce and for investors and equity analysts to understand.
3.Normalized capital structure—The Reorganization removes restrictions on U.S. shareholder ownership by eliminating the certification and adjustment process currently in place (as described under the heading “Voting Shares and Principal Holders Thereof”), thereby opening significant possibilities for financing opportunities. Following the Reorganization, Pubco equity can be issued to U.S. residents with tax deferred treatment which may create additional opportunities for acquisitions and allows management to compensate all employees directly in equity.
4.Aligns all stakeholders’ interests, including shareholders, employees, and clients—All ultimate holders of Pubco common stock will vote together at the Pubco level following the Reorganization and the Reorganization Merger. In addition, since GGI, an entity beneficially owned by our Founder, will indirectly transfer the general partnership interests of GDH LP to Pubco, GDH LP will be controlled by Pubco, unlike under the current structure of GDHL where the general partnership interests of GDH LP are wholly-owned by GDH GP and, indirectly, GGI. There is no expected impact on creditors from the Reorganization.
5.Headquarters—The Reorganization also aligns principal trading market, governing jurisdiction and governance structure to Galaxy’s established U.S. headquarters. It also permits the primarily U.S. executives to engage actively with established U.S. relationships for business and financing opportunities.
6.Prominence, predictability, and flexibility of Delaware law.     For many years, the State of Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen the State of Delaware initially as a state of incorporation or have subsequently changed their corporate domicile to the State of Delaware. Because of the State of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in the State of Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.
7.Well-established principles of corporate governance.     There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Galaxy, its directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Galaxy stockholders from possible abuses by directors and officers. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs.

8.Increased ability to attract and retain qualified directors.     Redomiciliation from the Cayman Islands to the State of Delaware is attractive to directors, officers and GDHL shareholders alike. Pubco’s jurisdiction of incorporation being in the State of Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. Candidates’ familiarity and comfort with Delaware law—especially those relating to director indemnification—draw such qualified candidates to Delaware corporations. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability.
9.Continuity—The Reorganization allows continuity of existence (with Pubco installed as the public parent company of GDHL) and continuity of asset ownership. There will be no material change in the carrying amount of the consolidated assets and liabilities of Galaxy solely as a result of the Reorganization. The business, capitalization, assets and liabilities and financial statements of Pubco immediately following the Reorganization will be the same as those of GDHL immediately prior to the Reorganization.
10.Effects on share capital—Existing GDHL ordinary shares will ultimately become Class A common stock of Pubco and existing options and other security-based incentives of GDHL will ultimately become options and security-based incentives of Pubco. The economic rights of such security holders will not change. The Reorganization is considered a new issuance of securities for U.S. securities law purposes and, hence, requires this prospectus and the registration statement on Form S-4 of which it forms a part, to be filed with and declared effective by the SEC. As a result, shares of Class A common stock of Pubco will be issued as freely tradeable for U.S. securities law purposes pursuant to a U.S. registration statement. Shares of Class A common stock of Pubco will also be issued as freely tradeable for Canadian securities law purposes, without the requirement to file a prospectus. The Reorganization allows continued public trading since trading should not be disrupted on the TSX prior to Galaxy’s anticipated Nasdaq listing.
11.Contractual consents and approvals—There are no known material consents or approvals under contracts at the GDHL or GDH LP level for the Reorganization, except those required by pursuant to the Amended LP Agreement which are anticipated to be obtained.
12.Tax considerations—Based on the facts and considerations described herein under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”, among others, there are no material adverse U.S. tax consequences because of the Reorganization or Reorganization Merger expected to apply (i) to Galaxy or (ii) to holders of options and other security-based incentives of GDHL. Going forward, Galaxy will be taxed as a U.S. entity but the actual impact is not meaningful due to existing tax obligations. For U.S. GDHL shareholders, there is a non-economic benefit due to removal of PFIC status. U.S. GDHL shareholders would no longer need to deal with annual PFIC information statements and related matters. Based on the facts and considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations”, there are no material adverse Canadian tax consequences because of the Reorganization or the Reorganization Merger expected to apply to Canadian Shareholders.
The Special Committee also considered numerous uncertainties, risks and other potential negative factors associated with the Reorganization, including, among others, the following:
1.Increased litigation and insurance expenses—Following the Reorganization, Pubco may face potential increase in litigation and associated expenses. However, the potential for increased litigation as a U.S. company are mitigated by the benefits anticipated of operating as a U.S. public company due to increased ability to engage with the U.S. market. In addition, the cost of directors’ and officers’ insurance is expected to increase. The increased cost expected for required insurance as a U.S. public company is mitigated by the fact that the U.S. market has been more willing to engage with digital asset companies and as a result, the market for underwriting will be larger.
2.Potentially heightened regulatory scrutiny—Pubco will be subject to SEC reporting standards similar to, but more stringent than, standards in Canadian markets following the Reorganization. In addition, Pubco is expected to remain a reporting issuer in Canada for the foreseeable future, subject to Canadian Securities Laws requiring us to file reports and other information on SEDAR, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. The stricter regulatory scrutiny and reporting environment are mitigated by ability to access the benefits of transparency, liquidity and flexibility of U.S. capital markets.
3.Non-completion—There are risks to GDHL if the Reorganization is announced and not completed, including the costs to GDHL in pursuit of the Reorganization and the potential impact on the trading price of GDHL’s ordinary shares and the market’s perceptions of GDHL’s prospects.
4.Change in accounting principles and standards—The change to U.S. GAAP from IFRS will have a meaningful impact on the way cryptocurrency assets are accounted for, as digital assets will be accounted for as intangible assets measured at the lower of cost or impaired value rather than receive fair value accounting treatment. This factor is mitigated in part by the fact that a majority of investors are familiar with U.S. GAAP standards, reducing complexity to model and value the business.
5.Business risks—There is a risk that the potential benefits of the Reorganization are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential regulatory challenges associated with successfully completing the Reorganization. Costs relating to implementing the Reorganization may be significantly higher than expected. The Reorganization may be potentially disruptive to Galaxy as it may interrupt business operations, result in system integration issues or divert management’s time away from their usual roles.
The foregoing summary of the information and factors considered by Special Committee in making its recommendations to GDHL’s board of directors is not intended to be exhaustive but includes the material information and factors considered by Special Committee in its consideration of the Reorganization.
Recommendation of the Special Committee
The Special Committee unanimously determined that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that GDHL’s board of directors should approve the proposed Reorganization.
Recommendation of GDHL’s Board of Directors
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to GDHL shareholders (other than Excluded Shareholders) and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with “Prospectus Summary—Summary of Historical Financial Data,” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in “Risk Factors”. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.
Galaxy
Unless the context otherwise requires, all references in this section to “Galaxy,” the “Company,” “we,” “us,” or “our” refer to Galaxy Digital Holdings LP (which is the accounting predecessor of Pubco) and its consolidated subsidiaries.
Overview
Galaxy is a digital asset and blockchain leader providing a diversified client base, including institutions and Qualified Individuals (as defined herein), access to the growing digital economy. Our full suite of services spans three complementary operating businesses: Global Markets, Asset Management, and Digital Infrastructure Solutions.
Our mission is to engineer a new economic paradigm. At Galaxy, we are connecting financial expertise with technological sophistication, institutions with Web3 innovations, and Silicon Valley agility with Wall Street savvy.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We have assembled a diverse, multi-disciplinary team that balances extensive experience throughout the legacy financial services industry with a deep appreciation for the most important aspects of the emerging digital asset and blockchain industry, namely technological innovation, purpose, and community.
Financial Highlights
•Galaxy generated Net income attributable to unit holders of $111.7 million for the three months ended March 31, 2023 compared to Net loss attributable to unit holders of $1.9 million for the three months ended March 31, 2022. For the full year ended December 31, 2022, Galaxy generated Net loss attributable to unit holders of $718.9 million compared to $1.5 billion earned in 2021. Net income attributable to unit holders of $1.5 billion for the year ended December 31, 2021 was an increase of 347.9% from $329.1 million generated in 2020.
•On a non-GAAP basis, excluding certain non-cash and non-recurring expenses, Galaxy generated adjusted net income of $138.0 million for the three months ended March 31, 2023, compared to adjusted net income of $27.2 million for the three months ended March 31, 2022. For the full year ended December 31, 2022, Galaxy generated Adjusted net loss of $645.4 million compared with Adjusted net income of $1.6 billion for the year ended December 31, 2021. Adjusted net income for the full year ended December 31, 2021 was an increase of $1.2 billion compared with $360.2 million adjusted income for the full year ended December 31, 2020. See “—Non-GAAP Financial Measure” for a description of how management calculates and uses adjusted net income / (loss), and a reconciliation of such measure to net income/ (loss).
•Equity as of March 31, 2023 was $1.5 billion, an increase of 9% from $1.4 billion at the end of 2022. Equity as of December 31, 2022 decreased 38% from $2.3 billion at the end of 2021.
•In December 2021, Galaxy completed a private offering of $500 million of 3.00% senior exchangeable five-year notes due in 2026 (the “Exchangeable Notes”). These notes will be exchangeable from time to time, as set forth in the indenture that governs the Exchangeable Notes for shares of Galaxy’s Class A common stock, following the consummation of the Reorganization and Reorganization Merger. As of March 31, 2023, there was $445 million in principal outstanding of the Exchangeable Notes. See

“Description of Pubco Capital Stock” for additional information. We have been utilizing the proceeds from the Exchangeable Notes to accelerate growth initiatives across our businesses and to address the multitude of opportunities in our industry:
•We continue to identify business opportunities including seeding new fund launches in our Asset Management business, scaling our Mining business and expanding offerings in our Trading business.
•We have prioritized a strategic hiring plan, particularly for engineering resources, which will support our product development.
•We are carefully growing our liquidity-provisioning offerings while maintaining our focus on diversification and risk management.
•We are and anticipate continuing to pursue opportunistic acquisitions, with a focus on new technology, products and services within the digital assets ecosystem.
Digital Assets Environment
Development of the digital assets ecosystem
The digital assets industry started in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software based on their seminal white paper, published in October 2008, Bitcoin: A Peer-to-Peer Electronic Cash System. Over the years, an entire ecosystem has expanded around and beyond Bitcoin, including digital assets other than Bitcoin (commonly referred to as “altcoins”), blockchain-based infrastructure, products exemplified by decentralized finance (“DeFi”), non-fungible tokens (“NFTs”), and stablecoins (digital tokens designed to have a relatively stable price aligning with the price of an existing fiat currency or other non-digital asset).
As Bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread and the first alternative cryptocurrencies began to appear. These altcoins generally tried to improve on the original Bitcoin design by offering greater speed, lower transaction costs, or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, blockchain usage began to expand beyond the peer-to-peer currency functions to decentralized financial applications, smart contracts and digital art (via NFTs), among others.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability has enabled the rise of “tokenization” (the process of digitally representing real-world value or information), digitally enforceable agreements, and automated functions.
We see the world of tokenization as split into fungible and non-fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like bitcoin and ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.
While many uses for tokenization exist (including equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin. A stablecoin is a digital asset designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. While stablecoins are not issued by central governments, and are not legal tender, they are intended to allow fiat currencies to transact on a blockchain by combining the features of a digital asset with the stability of an underlying fiat currency. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin's issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. See “Information About Galaxy—The Cryptoeconomy—Tokenization—Stablecoins” for additional information.
Assets that are non-fungible are those that are not perfectly interchangeable, such as artwork, real estate, identity, or bespoke contracts. NFTs are digital tokens that represent unique items. While many use cases for NFTs exist, digital collectibles have gone mainstream as the most common exhibition of the technology. Despite a significant decline in monthly NFT trading volumes from the $18 billion peak in January 2022, September 2022 still saw more than $500 million in secondary trading volume across major Ethereum-based marketplaces.
A significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology reducing the need for the traditional intermediaries, such as banks, brokers or marketplace operators. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to users themselves, through a governance process in which token holders vote on important issues. The benefits of DeFi include increased efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, via activities governed by data analysis.
DeFi protocols emerged in 2017 with the use of cryptocurrency for lending and borrowing. Platforms such as MakerDAO were among the first platforms to enable the scaled use of cryptocurrency as collateral for financial arrangements. DeFi’s adoption accelerated during 2020, as platform growth and adoption of cryptocurrencies expanded access to capital for users. This also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs).
Recent industry trends
The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The use of NFTs to represent digital collectibles, mostly carried on the Ethereum blockchain, has expanded into the mainstream economy, creating a new wave of interest in public blockchains. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications.
Until recently, the industry lacked the market infrastructure typically associated with modern finance—particularly institutional custody, clearing, and lending—rendering it primarily a retail phenomenon. The industry has matured significantly, enabling the entrance of major institutional and corporate investors. The advancement of decentralized finance applications built on Ethereum and other public blockchains has continued. Their resilience in the face of significant deleveraging in 2022 highlighted their ability to add transparency and efficiency to financial markets. Traditional financial players have taken notice, with most major brokerages, asset managers and investment banks accelerating their investment in, and adoption of, digital assets and blockchain technologies.
Digital asset values receded in 2022, along with a broader decline in the traditional markets, in the face of tightening monetary policy from many of the world’s central banks to address high inflation. Inflation worries began to appear in the U.S. and around the world in late 2021. After hitting its lowest change of 0.1% in May 2020 since 2015, the year over year U.S. Consumer Price Index (“CPI”) grew by 7.0% in December 2021 and to 9.1% by the end of June 2022, the highest reading for the index in more than 40 years. CPI inflation has receded in 2023, consistently declining throughout the year to reach 3.0% in June 2023, its lowest point since March 2021. In response to the inflation spike, central banks worldwide began signaling at the end of 2021 that monetary tightening policies were forthcoming, specifically raising key benchmark interest rates and contracting their balance sheets. Since then, the U.S. Federal Reserve has raised the benchmark rate by more than 5%. Markets are currently anticipating another hike before the end of the year, with potential cuts expected in 2024. The Federal Reserve continues to reiterate its commitment to keeping financial conditions tight and has raised its forecast for the terminal rate and the duration it predicts rates will remain elevated. Hawkish language by the Federal Reserve has led to bouts of volatility in asset markets.
Declining digital asset prices in 2022 exerted pressure on crypto-native protocols and companies, exposing unsustainable designs and business models. Several centralized lending firms became undercollateralized or insolvent, leading to business closures. The unwinding of much of the centralized crypto credit complex led to significant deleveraging across the digital asset market, placing additional downward pressure on digital asset prices. In November 2022, FTX.com filed for Chapter 11 bankruptcy protection after halting client withdrawals. On-chain data, public reporting, statements by FTX’s new CEO John J. Ray III, civil allegations by the Securities and Exchange Commission and Commodities Future Trading Commission, and federal criminal charges by the U.S. Department of Justice suggest malfeasance by Sam Bankman-Fried, founder and former CEO of FTX, and perhaps others, including the intentional misappropriation of user funds. The insolvency and bankruptcy of FTX, then one of the world’s largest digital asset trading platforms, caused increased volatility in digital asset prices, sending BTC and ETH to new yearly lows in November 2022. The liquidity crunch in the wake of FTX’s bankruptcy has made operating in the crypto-industry significantly more challenging.
The Company had a net loss of approximately $68 million related to its FTX exposure in 2022. The dislocation of the crypto-industry slowed Galaxy’s lending and trading activities during the past 18 months compared to 2021. The Company also recorded a 100% allowance for the small uncollateralized portion of its loan to Three Arrows Capital in the first half of 2022.
Although major decentralized finance protocols performed as expected without disruption through the volatility of 2022 in general, digital asset markets remain tenuous given the uncertainty around the health of key market participants in the wake of the collapse of FTX and the bankruptcy filing of Genesis Global Capital. In December 2022, certain digital asset prices rebounded modestly as 30 day realized volatility neared the lowest in five years, and have continued to rebound in the first half of 2023, with bitcoin up 77% year-to-date as of July 31, 2023 and ether rising 55% over the same period. Catalysts for digital asset markets include ongoing institutionalization, perhaps most clearly demonstrated by BlackRock’s June filing for a spot-based Bitcoin ETF, the outcomes of certain litigation matters and resolution of bankruptcies, anticipated network developments (such as ether’s forthcoming EIP-4844 upgrade or anticipation that the bitcoin community may adopt upgrades to increase on-chain programmability, such as APO or CTV). Market observers are beginning to anticipate bitcoin’s fourth halving, expected around April 2024, the quadrennial scarcity event where bitcoin’s issuance rate halves and which has historically preceded major bull runs. Increasing regulatory clarity, whether achieved through litigation outcomes or Congressional action could also provide an additional catalyst to propel digital asset prices higher. However, digital asset markets remain depressed from their 2021 highs and regulatory and macroeconomic uncertainties continue to weigh on sentiment.
As digital asset protocols, networks and applications continue to launch and develop, new innovations may spur wider user adoption through numerous potential use cases and provide a tailwind to the industry. Some of the larger incumbent digital asset protocols have introduced upgrades for scalability and usability amidst rising competitive pressures from new protocols. In September 2022, Ethereum successfully completed the change from Proof-of-Work mining to Proof-of-Stake validating, “The Merge”. This was a major milestone for the world’s second most valuable public blockchain network. Even Bitcoin, the oldest and most valuable digital asset network, successfully enacted a network-wide upgrade in November 2021, a rarity for the conservatively developed network. Advancements in the development of Bitcoin’s Lightning Network continue and are likely to enhance Bitcoin’s utility and addressable market. Broadly, new tools, infrastructure and protocol upgrades may drive additional developer interest and application design, resulting in growing user adoption of digital assets.
Increasing regulatory clarity from global regulatory bodies has made it easier for individuals and institutional investors to participate in the digital assets ecosystem. Further clarity on the classification and treatment of assets, know-your-customer and anti-money laundering procedures, and rules on accounting, taxation, custody, and transacting are providing a framework for current and prospective participants in the broader digital asset industry. The Company expects additional regulatory clarity to emerge in the next few years with the United States government formally working to develop national policies for the asset class, particularly following President Biden’s issuance of the “Executive Order on Ensuring Responsible Development of Digital Assets” in 2022, which specified a broad review of digital assets and cryptocurrencies by various U.S. government agencies. Advancement of the European Union’s Markets in Crypto-Assets (MiCA) regulation through the European Council represents the vanguard of complex regulatory clarity and its final passage by the EU Commission should be a boon for digital asset infrastructure on the continent. In the wake of FTX’s collapse, we believe that the increased scrutiny on digital asset markets by policymakers makes it more likely that new legislation or rule making will be implemented by U.S.

regulators, although the likelihood of comprehensive legislation being implemented in the near term remains somewhat muted given that the two houses of Congress are controlled by different parties.
In the fourth quarter of 2020 and throughout 2021, we saw institutional inflows into bitcoin and other cryptocurrencies and products including prominent investors and traditional asset managers starting to allocate to the asset class. Institutional inflows into bitcoin and other digital assets declined significantly in 2022. Major networks like Bitcoin and Ethereum also saw declining transactional usage in 2022, including in the decentralized finance sector on Ethereum and other blockchains, although activity has risen in 2023. The budding non-fungible token (NFT) market also saw declining volumes throughout 2022 and has remained depressed in the first half of 2023. Nonetheless, these markets and platforms continue to operate efficiently and process significant nominal volumes, even if usage has declined since its peak in 2021.
Blockchain technology continues to see significant technical advancements, with layer 2 networks growing in adoption and capability, application of zero-knowledge technology increasing, and research into new scaling and privacy techniques continuing at a rapid pace. Venture capital funding for cryptocurrency and blockchain startups hit an all-time high of $11 billion in the first quarter of 2022 but shrank in the fourth quarter to less than $3 billion. 2022 ultimately finished the year just slightly behind 2021, with more than $30 billion invested by venture investors in crypto-focused startups, but the amount invested has declined every quarter since the peak in the first quarter of 2022, with the second quarter of 2023 seeing less than $2.3 billion invested, the lowest amount since the fourth quarter of 2020. However, we continue to see hundreds of deals across a range of subsectors, and there is plenty of evidence that entrepreneurs continue to build in this ecosystem. The first half of 2023 saw growth in more nascent subsectors like real-world asset tokenization, Web3, NFT, Decentralized Autonomous Organizations (“DAOs”), the Metaverse, and Artificial Intelligence. These investments should fuel new innovations that will continue to advance the cryptocurrency ecosystem.
Indeed, new technologies, companies, and uses for public blockchains continue to emerge. These advances are expected to lead to wider adoption of digital assets. In turn, growing interest and adoption may lead to increased volumes and prices, which should benefit all of our businesses. On a daily basis, the trading business and the Company’s short- and long-term positioning of its portfolio may benefit the most from these advances as their success will increase the volume and value of digital assets traded.
The Company believes that in the long run bitcoin has the potential to become a safe-haven, hard money asset (and that in its current state has all the requisite elements to do so). We believe that the broader digital assets market has significant upside potential, with new opportunities emerging in payments, finance, art, collectibles, gaming and the Metaverse. Nonetheless, shifting risk sentiment will continue to impact the digital assets markets in the near term.
Our Businesses
The Company manages and reports its activities in the following operating businesses: Global Markets, Asset Management and Digital Infrastructure Solutions. In the first quarter of 2023, the Company began managing and reporting activities in these three operating businesses consistent with changes in our operations, from organic growth and recent acquisitions, and our management structure. Prior periods are presented on a comparable basis. In determining the Company’s segment structure, the Company considered the basis on which the chief operating decision-maker, as well as other members of senior management, review the financial and operational performance of the Company. The primary changes made are as follows:
•Galaxy Global Markets consists of Trading and Investment Banking, which were standalone businesses prior to the first quarter.
•Galaxy Asset Management consists of passive, active and venture investment strategies. The business now includes select venture investments that were historically captured as Principal Investments.
•Galaxy Digital Infrastructure Solutions consists of proprietary and hosted bitcoin mining services, the newly acquired GK8 technology and self-custody capabilities and validator services.

Refer to Note 21 of the Company's condensed consolidated interim financial statements for further information on reportable segments.
Global Markets
Galaxy Global Markets (‘‘GGM’’), provides comprehensive financial products and services to a diversified client base, including institutions and Qualified Individuals, within the digital asset ecosystem. GGM offers institutional-grade expertise and access to a broad range of digital asset products, including digital asset trading, derivatives, structured products, financing, capital markets and M&A advisory services.
GGM currently operates as two discrete businesses - Trading and Investment Banking.
•Galaxy’s trading business (“Trading”) serviced more than 280 global active counterparties as of March 31, 2023 and provides liquidity on a principal basis across a variety of centralized trading platforms and over-the-counter (“OTC”) markets globally. Through GGM, counterparties can access digital asset spot and derivative trading, bespoke lending and structured products. GGM also engages in proprietary quantitative, arbitrage and macro trading strategies. Galaxy’s Trading business does not currently hold or custody assets for the benefit of, or on behalf of, third parties.
•Our investment banking business, (“Investment Banking”) offers expert financial and strategic advisory services for the digital assets, Web3 and blockchain technology sector. The team provides specialized crypto expertise while offering an expansive suite of financial services to public and private clients globally. In particular, Investment Banking helps clients execute transactions, including M&A transactions and divestitures, provides restructuring advisory services and offers equity and debt capital markets services, including project financing.
Asset Management
Our asset management business, Galaxy Asset Management (‘‘GAM’’), is a global asset management platform providing investors access to the digital asset ecosystem via a diverse suite of institutional-grade investment vehicles that span passive, active and venture strategies.
GAM’s digital assets investments and ventures business manages $2.4 billion in assets across more than 15 investment strategies as of March 31, 2023. The business is strategically focused on scaling our active and venture investment strategies to grow its alpha-generating assets under management, while leveraging a regional partnership model with premiere local managers around the world, to expand our global product reach.
GAM’s passive strategies consist of single- and multi-asset private funds, as well as a suite of regulated spot crypto exchange-traded funds (“ETFs”) through partnerships with leading asset managers in Brazil, Canada, Europe, and the United States (pending regulatory approval). GAM’s active products seek to offer investors diversified, lower volatility and risk-managed access to the current and next generation of liquid digital assets via a long-biased strategy. GAM’s venture strategies are organized around two investment themes: Interactive Ventures and Crypto Ventures. Founded in 2018, Galaxy Interactive is GAM’s sector-focused venture arm, managing client capital across three funds. Galaxy’s Crypto Ventures sleeve invests client capital across two global, multi-manager venture funds and manages Galaxy’s balance sheet venture investments.
GAM utilizes third party Qualified Custodians to maintain and safeguard client assets, which are segregated from the assets of the custodians. Where possible, as a further risk mitigation tool, GAM employs a multi-custodial model for fund assets and requires insurance from our custody providers. GAM leverages Big Four audit firms to audit our funds and utilizes independent, unaffiliated fund administrators for all our funds.
Digital Infrastructure Solutions
Our mining, self-custody technology and validator solutions businesses, Galaxy Digital Infrastructure Solutions (“GDIS”), develop, operate, and invest in technology that powers the digital assets ecosystem, with a focus on scalability and security. Galaxy is gaining scale in proprietary bitcoin mining and hosting services, critical network validator services, and the development of enterprise-grade custodial technology.

Galaxy’s mining business, (“Mining”), is strategically focused on growing its capacity for both proprietary and hosted bitcoin mining across North America with a target Hashrate Under Management (“HUM”) of over 4 exahash by the end of 2023. Galaxy aims to continuously mine bitcoin well below its fair market value, grow recurring hosting fees, and focus on energy and software management. The majority of both proprietary and hosted bitcoin mining occurs at our main site, Helios, in West Texas. The infrastructure at Helios can support 180MW; recently Galaxy received official approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas, LLC (“WETT”) to scale up to 800MW at the Helios site. Galaxy is dedicated to managing its carbon footprint by increasing the use of clean energy and maintains a long-term goal to utilize an over 80% sustainable power mix for all mining operations.
Galaxy is also focused on emerging areas of blockchain infrastructure, including supporting the integrity of protocols and ecosystem projects by operating validator nodes to secure blockchains, and by offering self-custody technology solutions to institutions through GK8. Galaxy’s self-custody technology solution, which we operate through Galaxy GDS Crypto Technologies Israel Ltd comprising the assets of GK8 acquired in February 2023, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. The market opportunity for GK8's custodial technology continues to expand rapidly alongside growing demand for global, regulated qualified custodians, with target client segments including banks, broker-dealers and trust companies, as well as institutional demand for self-custodied digital assets. Galaxy is focused on expanding institutional access to GK8 products globally and on a product roadmap that prioritizes both unparalleled security and flexible ecosystem interactions.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, and the frequent introduction of new products and services. It is subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents certain material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
All participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to this industry, may be subject to additional costs associated with participating in this industry, as compared with participation in established commerce, due to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with applicable laws and regulations, as well as elevated and unpredictable costs of custody, transactions, insurance and theft. Other material risks specific to this industry include a lack of adoption or acceptance of digital assets and blockchain technology, the volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.
Our Business Model
We’ve constructed our business around three core pillars:
(1)Our operating segments complement and reinforce each other;
(2)Our services meet institutional client needs throughout their lifecycle of adoption of digital assets; and

(3)Our exposure to digital assets, through both direct cryptocurrency holdings and equity positions in other participants, allows us to remain informed about the direction of this dynamic sector, while delivering growth in shareholder value as global adoption of digital assets accelerates.
We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions participating in the cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business by focusing on embedding all of our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance infrastructure that our clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions.
We continuously evolve with the broader digital assets ecosystem and aim to maintain a “crypto-blue-chip” leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses.
Galaxy is diversified across both institutional client-focused operational business lines and direct investments in the digital asset ecosystem, which helps ensure we are well-positioned to benefit from innovations and developments as the ecosystem grows and matures.
Non-GAAP Financial Measure
Adjusted net income/(loss) is a non-GAAP financial measure that is used by management, in addition to GAAP financial measures, to understand and compare our operating results across accounting periods, for risk management and operational decision-making. This non-GAAP measure provides investors with additional information in evaluating the Company’s operating performance.
This non-GAAP financial measure has been prepared by, and is the responsibility of, Galaxy’s management, and has not been audited or reviewed by our independent registered public accounting firm. You should not place undue reliance on this non-GAAP financial measure.
Adjusted net income/(loss) represents net income/(loss) attributable to our unit holders’ interests adjusted to add back certain non-cash items and non-recurring costs.

Adjusted net income/(loss) does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies in our industry.

(in thousands)	Three Months Ended March 31, 2023	Three months ended March 31, 2022
Net income/(loss)	$111,679	$(15,323)
Less: Net income/ (loss) attributable to Redeemable non-controlling interests	—	(13,411)
Net income/ (loss) attributable to Unit holders of the Company	111,679	(1,912)
Add back:
Change in fair value of warrant liability	—	(2,521)
Unrealized gain on notes payable – derivative	1,305	(6,493)
Equity based compensation	18,268	20,598
BitGo related transaction costs	—	13,188
Reorganization and Reorganization Merger costs	1,117	2,493
Depreciation and amortization expense	4,096	1,873
Mining related impairment loss	—	—
Severance	1,498	—
Adjusted net income/(loss)	$137,963	$27,226

	For the years ended December 31,
(in thousands)	2022	2021	2020
Net income	$(816,129)	$1,671,710	$482,533
Less: Net income/ (loss) attributable to Redeemable non-controlling interests	(97,219)	197,376	153,385
Net income / (loss) attributable to Unit Holders of the Company	(718,910)	1,474,334	329,148
Add back:
Change in fair value of warrant liability	(20,322)	45,644	14,318
Unrealized gain on notes payable – derivative	(57,998)	(12,132)	—
Equity based compensation	89,860	57,675	14,769
BitGo related transaction costs(1)	(10,449)	17,497	634
Reorganization and Reorganization Merger costs	6,151	11,314	—
Depreciation and amortization expense	12,852	4,252	910
Lease abandonment expense	—	4,927	—
Mining related impairment loss	50,341	—	—
Severance expense	3,104	—	446
Adjusted net income / (loss)	$(645,371)	$1,603,511	$360,225
_______________
(1)Transaction fees of $12 million related to the BitGo acquisition were reversed during third quarter of 2022 as they were contingent on completion of the acquisition.
Key Factors Affecting Our Performance
The growth and success of our business as well as our financial condition and operating results have been, and will continue to be affected by a number of factors, including:
Price and volatility of digital assets
Values of digital assets have been highly volatile. Effects from speculation regarding the future appreciation or depreciation in the value of digital assets, making their market prices more volatile, may materially and adversely affect the value of our cryptocurrency and other digital asset inventory. Changing investor confidence and resultant fluctuations in the price of various cryptocurrencies may cause uncertainty in the market and could negatively impact trading volumes of cryptocurrencies, which would negatively impact our business and operating results.
Adoption of digital assets
The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications. The number of world wide individual cryptocurrency users was 425 million as of January 2023, up from 295 million in January 2022. Moreover, Bitcoin’s trailing five-year compounded annual growth rate reached 32% as of March 31, 2023 . 2021 saw more than $32 billion of venture investment activity in cryptocurrencies and blockchain startups. 2022 was a challenging year for digital assets due in part to macroeconomic factors which dampened most asset classes, including equities and fixed income products, as well as the collapses of certain industry players such as Voyager, Celsius and FTX. Despite these challenges, we believe that venture activity in this sector remains robust and the build out of market and consumer infrastructure for digital assets by both new entrants and traditional incumbents continued, with $2.4 billion of investments in the year as of March 31, 2023. However, historical trends are not indicative of future adoption, and it is possible that the adoption of digital assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.
Strategic acquisitions and investments
We intend to continue to use our scale, expertise and balance sheet to identify and execute on acquisitions across our business lines. A series of successful acquisitions has diversified our product offerings and revenue sources. This included acquisitions of two leading cryptocurrency trading firms in November 2020 (DrawBridge Lending and Blue Fire Capital, since rebranded to “Quantitative Principal Trading”), which augmented GGM’s suite of product offerings and added veteran trading and lending talent to its leadership team. We acquired Vision Hill in May 2021, a premier investment consultant and asset manager in the digital asset sector. In December 2022, we acquired the Helios bitcoin mining facility and its operations from Argo Blockchain. Most recently, we completed the acquisition of GK8, a secure institutional digital asset self-custody platform, from Celsius in February 2023. Any such acquisitions of, or investments in, companies with complementary products and technologies may affect our future operating results.
Regulation in U.S. and international markets
Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with regulations. Our business is subject to the oversight of numerous regulatory agencies in the United States and other jurisdictions, including, but not limited to, FinCEN, the SEC and the CFTC. Many of these agencies have issued consumer advisories regarding the risks posed by digital assets to investors. Our strategy is to continue to invest significantly in our finance, legal, compliance, and security functions in order to remain at the forefront of digital asset policy initiatives and regulatory trends. We service institutional customers, instead of consumers, potentially mitigating some of the compliance risks. However, as the industry matures, we may experience fluctuations in our operating results as a result of changes in the laws and regulations that are applicable to our business.
Critical Accounting Policies and Estimates
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, assumptions are made to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Certain of the Company’s assets and liabilities are held at fair value. In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value, requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability; they are developed based on the best information available in the circumstance. The fair value hierarchy is broken down into three levels: Level 1, Level 2 and Level 3 based on the observability of inputs. The level of judgment required in determining the fair value depends on the availability of observable market information. Financial instruments classified within Level 3, which use significant unobservable inputs, require more significant judgments compared to Level 1 and 2 instruments.
The Company values Level 1 and Level 2 assets and liabilities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company utilizes unobservable pricing inputs and assumptions, including but not limited to prior transactions, in determining the fair value of its Level 3 assets and liabilities. These unobservable pricing inputs and assumptions may differ by asset/liability and in the application of valuation methodologies. The Company’s reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used; or for applicable assets/liabilities, if the Company only used a single valuation methodology instead of assigning a weighting to different methodologies. Key unobservable inputs that have a significant impact on the Company’s Level 3 valuations are described in Note 9. Fair values of Level 3 assets and liabilities may be supported by limited or no market activity within the periods presented.
Impairment
The Company recognizes Digital intangible assets at cost less applicable impairment charge. Impairment exists when the carrying amount exceeds its fair value. The fair value for Digital intangible assets is determined using available pricing on the principal market for the respective digital assets.
The Company also recognizes impairment on property and equipment, including mining equipment, when facts and circumstances indicate that the carrying amounts may not be recoverable. Impairment testing of property and equipment held for use requires determining recoverability based on undiscounted estimated future cash flows, and if recoverability fails, the fair value of those assets. This process involves significant judgement. The most significant property and equipment the Company holds relate to its bitcoin mining operation. The Company estimated the future cash flows related to the mining equipment using bitcoin price and Bitcoin network difficulty as well as expected power cost as key inputs. The estimated market prices of the Company’s ASICs is the most significant driver of the fair value of mining equipment. As of December 31, 2022, a decrease in market price of 10% would have resulted in an additional impairment of $1.2 million.
Allowance for credit losses
The Company’s calculation of allowance for credit losses involves judgment in applying various assumptions including valuation of collateral, loss in value of collateral, and the Company’s ability to liquidate collateral in an event of default. Most of the Company’s loans are over collateralized, and the Company has the ability to request additional collateral to maintain a required loan to value ratio. The Company uses the practical expedient under ASC 326-20-35-6 to estimate credit losses based on the fair value of the collateral. However, a rapid loss in value of collateral assets could affect the Company’s estimate of expected credit losses. For example, a reduction of collateral by 20% would increase the allowance for credit losses by $1.6 million as of December 31, 2022.

Recent Accounting Pronouncements
See Note 2 to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.
Components of Results of Operations
Revenues
•Digital assets sales revenue:     Gross sales proceeds from sales of digital intangible assets.
•Lending and staking income:     The return that is earned from digital assets that are lent to clients and counterparties.
•Fee income:     Performance and servicing fees for unconsolidated funds, for which the Company acts as the General Partner and/or manager. Additionally, this includes fees received for investment advisory services including M&A advisory, as well as fees earned through mining hosting operations and validator commissions.
•Net gain on digital assets: Realized and unrealized gains / (losses) from changes in the fair value of digital assets that are held by consolidated entities for which specialized investment company accounting applies. Additionally, it includes net gains resulting from the return of Digital assets borrowed and Collateral payable. Digital assets borrowed and Collateral payable liabilities each contain an embedded derivative that is valued based on the market prices of the underlying digital assets; the corresponding Digital intangible assets are held at the lower of cost or lowest observable fair value. Upon return, the assets generally have a lower carrying value than the liabilities, resulting in a gain. Digital assets loan receivable, net of allowance are also held at fair value of the underlying digital assets and the resulting fluctuations are also included in Net gain on digital assets.
•Net gain / (loss) on investments:     Gains / (losses) from the changes in fair value of investments primarily held by our Asset management segment. Additionally, it includes the gain / (loss) from sales of investments held by the Company.
•Net gain / (loss) on derivatives trading:     Change in fair value of derivative assets and liabilities, resulting from contracts held by the Company for trading purposes.
•Income from proprietary mining:     Income from proprietary digital asset mining, mining equipment lease income, and income on the sales of mining equipment recognized through sales-type finance leases.
Cost of Revenues
•Digital assets sales costs:     Carrying value of digital assets sold (net of impairment).
•Impairment of digital assets:     Impairment loss from digital intangible assets which have been marked to the lower of cost or lowest observable fair value in the current period.
•Borrowing costs:     Costs of borrowing digital assets from clients and counterparties. Borrowed digital assets are utilized in our trading and lending operations.
•Mining costs:     Mining power costs, hosting fee expense and costs of mining equipment recognized through sales-type finance leases.
Operating expenses
Operating expenses consist of compensation and benefits, general and administrative, technology, profit share arrangements, professional fees, exchangeable notes interest expense and marketing.

Results of Operations
Below is a discussion of our interim period results of operations for the three months ended March 31, 2023 compared to the three months ended March 31, 2022, followed by a discussion of our annual period results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021, as well as the year ended December 31, 2021 compared to the year ended December 31, 2020. The results of operations presented below should be reviewed in conjunction with Galaxy’s consolidated financial statements and notes thereto included elsewhere in this prospectus.

Three Months Ended March 31, 2023 Compared to Three months ended March 31, 2022
The table below presents our results of operations for the three months ended March 31, 2023 and 2022.

	Three Months Ended March 31, 2023	Three months ended March 31, 2022	Change	% Change
Revenues:
Digital assets sales revenue	$24,324,929	$23,711,847	$613,082	2.6%
Lending and staking income	10,561	14,635	(4,074)	(27.8)%
Fee income	14,271	16,401	(2,130)	(13.0)%
Net gain / (loss) on digital assets	(84,756)	247,842	(332,598)	(134.2)%
Net gain / (loss) on investments	78,394	(7,161)	85,555	1,194.7%
Net gain on derivatives trading	56,625	81,977	(25,352)	(30.9)%
Income from proprietary mining	2,417	6,738	(4,321)	(64.1)%
Net revenues	24,402,441	24,072,279	330,162	1.4%
Cost of Revenues:
Digital assets sales cost	23,432,704	22,404,149	1,028,555	4.6%
Impairment of digital assets	761,675	1,593,348	(831,673)	(52.2)%
Borrowing costs	4,192	12,480	(8,288)	(66.4)%
Mining costs	6,070	3,592	2,478	69.0%
Total cost of revenues	24,204,641	24,013,569	191,072	0.8%
Gross profit	197,800	58,710	139,090	236.9%
Operating expenses:
Compensation and benefits	48,218	60,989	(12,771)	(20.9)%
General and administrative	9,549	6,893	2,656	38.5%
Technology	4,395	3,270	1,125	34.4%
Profit share arrangement expense	—	—	—	N/M
Professional fees	9,817	9,591	226	2.4%
Marketing	1,070	4,060	(2,990)	(73.6)%
Notes interest expense	6,731	7,274	(543)	(7.5)%
Total operating expenses	79,780	92,077	(12,297)	(13.4)%
Other income / (expense):
Change in fair value of warrant liability	—	2,521	(2,521)	N/M
Unrealized gain / (loss) on notes payable – derivative	(1,305)	6,493	(7,798)	(120.1)%
Other income, net	24	2,911	(2,887)	(99.2)%
Total other income / (expense)	(1,281)	11,925	(13,206)	(110.7)%
Net income / (loss) before taxes	$116,739	$(21,442)	$138,181	644.4%
Income tax expense / (benefit)	5,060	(6,119)	11,179	182.7%
Net income / (loss)	$111,679	$(15,323)	$127,002	828.8%
Net income / (loss) attributed to:
Redeemable noncontrolling interests	—	(13,411)	13,411	(100.0)%
Unit holders of the Company	$111,679	$(1,912)	$113,591	(5,941.0)%
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*N/M = Not meaningful

Revenues
Net revenues were $24.4 billion, an increase of $330.2 million, or 1%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This was primarily driven by increased Digital assets sales revenue.
Digital assets sales revenue was $24.3 billion, an increase of $613.1 million, or 3%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This was primarily driven by increased trading volume.
Lending and staking income was $10.6 million, a decrease of $4.1 million, or 28%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to a decrease in the Company’s notional lending originations.
Fee income was $14.3 million, a decrease of $2.1 million, or 13%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to lower private placement fees of $7.9 million earned in the first quarter of 2022. Fee income for the three months ended March 31, 2023 also included mining hosting fee income of $6.3 million, which was not applicable to the three months ended March 31, 2022.
Net loss on digital assets was $84.8 million for the three months ended March 31, 2023, a decrease of $332.6 million compared to a net gain on digital assets of $247.8 million for the three months ended March 31, 2022. This decrease was primarily attributable to lower realized gains from the settlement of lending obligations in 2022 as the notional value of our lending balances was significantly reduced in 2023 as compared to the three months ended March 31, 2022.
Net gain on investments was $78.4 million for the three months ended March 31, 2023, an increase of $85.6 million compared to a net loss on investments of $7.2 million for the three months ended March 31, 2022. This increase was primarily attributable to an increase in the valuation of our venture investments portfolio as a result of more favorable market conditions in 2023 as compared to 2022.
Net gain on derivatives trading was $56.6 million, a decrease of $25.4 million, or 30.9% for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. Derivatives trading gains include proprietary trading and hedging activities within the Global Markets segment. The decrease was driven by a decrease in our proprietary hedging activities.
Income from proprietary mining was $2.4 million, a decrease of $4.3 million, or 64%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to lower bitcoin prices during the first quarter of 2023, as well as the transition to, and ramp-up of, Galaxy’s proprietary mining site, Helios.
Cost of Revenues
Digital assets sales cost was $23.4 billion, an increase of $1.0 billion, or 5%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This was primarily driven by increased trading volume.
Impairment of digital assets was $761.7 million, a decrease of $831.7 million, or 52%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to a decrease in digital asset exposure.
Borrowing costs were $4.2 million, a decrease of $8.3 million, or 66%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022, primarily due to a decrease in Digital assets borrowed.
Mining costs were $6.1 million, a decrease of $2.5 million, or 69%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to the leasing of mining equipment to third parties during the three months ended March 31, 2022, which was not applicable to the three months ended March 31, 2023.
Operating Expenses
Operating expenses were $79.8 million, a decrease of $12.3 million, or 13%, for the three months ended March 31, 2023, compared to the three months ended March 31, 2022. This decrease was primarily attributable to a decrease of $12.8 million in compensation and benefits primarily driven by a lower bonus accrual in the three months ended March 31, 2023.
Gross Profit and Net Income/(Loss)
Galaxy generated net income of $111.7 million for the three months ended March 31, 2023 compared with net loss of $1.9 million for the three months ended March 31, 2022. The primary drivers of the net income were unrealized mark ups in our venture investments portfolio and $831.7 million lower impairment costs partially offset by $415.5 million decrease in the gross profit on digital asset sales (digital asset sales revenue less digital asset sales cost) in the three months ended March 31, 2023 compared to the three months ended March 31, 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
The table below presents our results of operations for the December 31, 2022 and 2021.

	For the years ended December 31,
	2022	2021	Change	% Change
Revenues:
Digital assets sales revenue	$119,724,879	$133,555,390	$(13,830,511)	(10.4)%
Lending and staking income	36,786	73,051	(36,265)	(49.6)%
Fee income	33,426	30,387	3,039	10.0%
Net gain on digital assets	938,365	1,659,358	(720,993)	(43.5)%
Net gain / (loss) on investments	(464,918)	784,731	(1,249,649)	(159.2)%
Net gain on derivatives trading	192,558	10,761	181,797	1,689.4%
Income from proprietary mining	30,756	10,922	19,834	181.6%
Net revenues	120,491,852	136,124,600	(15,632,748)	(11.5)%
Cost of revenues:
Digital assets sales cost	114,820,254	124,724,158	(9,903,904)	(7.9)%
Impairment of digital assets	6,124,848	9,295,551	(3,170,703)	(34.1)%
Borrowing costs	35,457	69,016	(33,559)	(48.6)%
Mining costs	15,372	9,969	5,403	54.2%
Total cost of revenues	120,995,931	134,098,694	(13,102,763)	(9.8)%
Gross profit / (loss)	(504,079)	2,025,906	(2,529,985)	(124.9)%
Operating expenses:
Compensation and benefits	216,201	172,436	43,765	25.4%
General and administrative	139,360	25,528	113,832	445.9%
Technology	14,918	8,239	6,679	81.1%
Profit share arrangement expense	—	16,568	(16,568)	N/M
Professional fees	28,223	53,329	(25,106)	(47.1)%
Marketing	9,410	6,937	2,473	35.6%
Notes interest expense	37,029	1,769	35,260	1,993.2%
Total operating expenses	445,141	284,806	160,335	56.3%
Other income / (expense):
Change in fair value of warrant liability	20,322	(45,644)	65,966	144.5%
Unrealized gain on notes payable – derivative	57,998	12,132	45,866	378.1%
Other income / (expense), net	26,480	7,808	18,672	239.1%
Total other income / (expense)	104,800	(25,704)	130,504	507.7%
Net income / (loss) before taxes	$(844,420)	$1,715,396	$(2,559,816)	(149.2)%
Income taxes expense / (benefit)	(28,291)	43,686	(71,977)	(164.8)%
Net income / (loss)	$(816,129)	$1,671,710	$(2,487,839)	(148.8)%
Net income / (loss) attributed to:
Redeemable noncontrolling interests	(97,219)	197,376	(294,595)	(149.3)%
Unit holders of the Company	$(718,910)	$1,474,334	$(2,193,244)	(148.8)%

Revenues
Net revenues were $120.5 billion, a decrease of $15.6 billion, or 11%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily driven by decreased digital assets sales revenue.
Digital assets sales revenue was $119.7 billion, a decrease of $13.8 billion, or 10%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This was primarily driven by decreased trading volume.
Lending and staking income was $36.8 million, a decrease of $36.3 million, or 50%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease in the Company’s notional lending originations.
Fee income was $33.4 million, an increase of $3.0 million, or 10%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to $9.0 million of private placement fees earned in the year ended December 31, 2022. In addition fund management fees which increased in the year ended December 31, 2022 compared to the year ended December 31, 2021 (from $11.5 million to $15.9 million) due to growth of third-party assets under management.
Net gain on digital assets was $938.4 million, a decrease of $721.0 million, or 43%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable to lower realized gains from the settlement of lending obligations in 2022.
Net loss on investments was $464.9 million, a decrease of $1.2 billion, or 159%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease in the valuation of our venture investments portfolio as a result of unfavorable market condition in 2022.
Net gain on derivatives trading was $192.6 million, an increase of $181.8 million, or 1,689%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. Derivatives trading gains include proprietary trading and hedging activities within the Global Markets segment. The increase was driven by an increase in our proprietary hedging activities and our high frequency algorithmic trading. Our algorithmic market neutral trading captures spreads between spot and derivative prices. We are typically long spot and short derivatives, resulting in derivative gains in a down market.
Income from proprietary mining was $30.8 million, an increase of $19.8 million, or 182%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to growth from proprietary digital asset mining.
Cost of Revenues
Digital assets sales cost was $114.8 billion, a decrease of $9.9 billion, or 8%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This was primarily driven by decreased trading volume.
Impairment of digital assets was $6.1 billion, a decrease of $3.2 billion, or 34%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This decrease was primarily attributable to a decrease in digital asset exposure.
Borrowing costs were $35.5 million, a decrease of $33.6 million, or 49%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to a decrease in Digital assets borrowed.
Mining costs were $15.4 million an increase of $5.4 million, or 54%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to mining hosting fees incurred during the year ended December 31, 2022, which were not applicable to the year ended December 31, 2021.

Operating Expenses
Operating expenses were $445.1 million, an increase of $160.3 million, or 56%, for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase was primarily attributable to an increase of $113.8 million in general and administrative costs, primarily driven by a $50.3 million impairment of mining equipment due to the drop in bitcoin price and increase in network hashrate, a $10.1 million provision for credit losses recognized in June 2022 in relation to a loan with Three Arrows Capital, as well as $35.3 million in notes interest expense, which was only applicable for one month for the year ended December 31, 2021 compared to twelve months for the year ended December 31, 2022.
Gross Profit and Net Income/(Loss)
Galaxy generated a net loss of $718.9 million for 2022, compared with a net income of $1.5 billion for 2021. The primary drivers of net loss were unrealized mark downs in our venture investments portfolio and a $3.9 billion decrease in the gross profit on digital asset sales (digital asset sales revenue less digital asset sales cost) partially offset by $3.2 billion lower impairment costs in the year ended December 31, 2022 compared to the year ended December 31, 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
The table below presents our results of operations for the December 31, 2021 and 2020.

	For the years ended December 31,
	2021	2020	Change	% Change
Revenues:
Digital assets sales revenue	$133,555,390	$15,512,334	$118,043,056	761.0%
Lending and staking income	73,051	6,132	66,919	1,091.3%
Fee income	30,387	9,577	20,810	217.3%
Net gain on digital assets	1,659,358	317,446	1,341,912	422.7%
Net gain on investments	784,731	106,139	678,592	639.3%
Net gain on derivatives trading	10,761	5,687	5,074	89.2%
Income from proprietary mining	10,922	—	10,922	N/M
Net revenues	136,124,600	15,957,315	120,167,285	753.1%
Cost of revenues:
Digital assets sales cost	124,724,158	14,646,949	110,077,209	751.5%
Impairment of digital assets	9,295,551	731,397	8,564,154	1,170.9%
Borrowing costs	69,016	9,079	59,937	660.2%
Mining costs	9,969	—	9,969	N/M
Total cost of revenues	134,098,694	15,387,425	118,711,269	771.5%
Gross profit	2,025,906	569,890	1,456,016	255.5%
Operating expenses:
Compensation and benefits	172,436	48,934	123,502	252.4%
General and administrative	25,528	9,696	15,832	163.3%
Technology	8,239	3,278	4,961	151.3%
Profit share arrangement expense	16,568	—	16,568	N/M
Professional fees	53,329	7,664	45,665	595.8%
Marketing	6,937	2,429	4,508	185.6%
Notes interest expense	1,769	—	1,769	N/M
Total operating expenses	284,806	72,001	212,805	295.6%
Other income / (expense):
Change in fair value of warrant liability	(45,644)	(14,318)	(31,326)	218.8%
Unrealized gain on notes payable – derivative	12,132	—	12,132	N/M
Other income / (expense), net	7,808	(1,038)	8,846	852.2%
Total other income / (expense)	(25,704)	(15,356)	(10,348)	67.4%
Net income before taxes	$1,715,396	$482,533	$1,232,863	255.5%
Income taxes expense	43,686	—	43,686	N/M
Net income	$1,671,710	$482,533	$1,189,177	246.4%
Net income attributed to:
Redeemable noncontrolling interests	197,376	153,385	43,991	28.7%
Unit holders of the Company	$1,474,334	$329,148	$1,145,186	347.9%
Revenues
Net revenues were $136.1 billion, an increase of $120.2 billion, or 753%, for the year ended December 31, 2021. This was primarily driven by digital assets sales revenue, which was impacted by significantly higher trading volumes after our acquisition of Blue Fire Capital (now known as QPT) in November 2020, as well as large increases in digital asset prices year over year. QPT is a proprietary trading firm that specializes in high speed trading of digital assets to capture small differentials in market prices between spot and derivative products without taking directional market risk. On a gross presentation basis, QPT is a large contributor to both the digital asset sales revenue and digital asset sales costs line items. On a net basis, QPT contributes modestly to the overall profitability of the Company.
Digital assets sales revenue was $133.6 billion, an increase of $118.0 billion, or 761%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to significantly higher trading volumes after the November 2020 acquisition of QPT, as well as the large increase in digital asset prices in 2021. The Company’s digital asset sales revenue from QPT was $101.6 billion for the year ended December 31, 2021, compared to the $9.8 billion for the year ended December 31, 2020.
Lending and staking income was $73.1 million, an increase of $66.9 million, or 1,091%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to the growth in the Company’s notional lending originations.
Fee income was $30.4 million, an increase of $20.8 million, or 217%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to management fees earned by our asset management segment due to growth of third-party assets under management and lease income as a result the Company entering into agreements to loan mining equipment to third parties in 2021.
Net gain on digital assets was $1.7 billion, an increase of $1.3 billion, or 423%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to gains on long digital assets positions and realized gains from the settlement of lending obligations in 2021.
Net gain on investments was $784.7 million, an increase of $678.6 million, or 639%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to an increase in the valuation of our venture investments portfolio in which we invested $340.5 million of new capital during 2021.
Net gain on derivatives trading was $10.8 million, an increase of $5.1 million, or 89%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was attributable to the value of our derivatives contracts portfolio which includes proprietary trading and hedging activities within the Global Markets segment, partially offset by hedging activities in the Asset Management segment.
Income from proprietary mining was $10.9 million for the year ended December 31, 2021, compared to $0 for the year ended December 31, 2020 as the Company began its proprietary mining operation in 2021.
Cost of Revenues
Digital assets sales cost was $124.7 billion, an increase of $110.1 billion, or 752%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to significantly higher trading volume after the November 2020 acquisition of QPT, as well as higher prices for digital assets throughout 2021. Digital assets sales cost from QPT was $97.3 billion for the year ended December 31, 2021, compared to $9.6 billion for the year ended December 31, 2020.
Impairment of digital assets was $9.3 billion, an increase of $8.6 billion, or 1,171%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to significantly higher digital assets exposure and overall volatility of prices of digital assets during 2021. An impairment loss is recorded for digital intangible assets when the market price of a digital asset falls below the price associated with its carrying value.
Borrowing costs were $69.0 million, an increase of $59.9 million, or 660%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to an increase in borrowing activity.

Mining costs were $10.0 million for the year ended December 31, 2021, compared to $0 for the year ended December 31, 2020 as the Company began its proprietary mining operation and entered into agreements to lease mining equipment to third parties in 2021.
Operating Expenses
Operating expenses were $284.8 million, an increase of $212.8 million, or 348%, for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase was primarily attributable to an increase in headcount, including an increase of compensation and benefits of $123.5 million, along with an additional $45.7 million of professional fees, partially related to the U.S. listing and potential BitGo acquisition, as well as increase of $15.8 million of general and administrative fees during 2021 compared to 2020.
Gross Profit and Net Income/(Loss)
Galaxy generated net income of $1.5 billion for 2021, an increase of 246% compared with $329.1 million for 2020. The largest drivers of change in net income between 2021 and 2020 were increases in the net gains associated with digital assets and venture investments of $1.3 billion and $678.6 million, respectively. This was offset by a reduction of gross margin, net of impairment, of $0.6 billion in 2021.
Liquidity and Capital Resources
We held $399.9 million in cash and cash equivalents as of March 31, 2023, compared to $542.1 million as of December 31, 2022 and $840.8 million as of December 31, 2021. The following table provides a breakdown of the Company’s cash and cash equivalents balances by location:

(in millions)	March 31, 2023	December 31, 2022	December 31, 2021
Digital asset trading platforms	$120.5	$58.7	$57.3
Other financial institutions(1)	279.4	483.4	783.5
Total	$399.9	$542.1	$840.8
__________________
(1)Includes banks, other exchanges, and broker dealers
Working capital (current assets less current liabilities) was $868.9 million and Unit holders’ capital was $1.5 billion as of March 31, 2023, compared to working capital of $880.5 million and $1.8 billion and Unit holders’ capital of $1.4 billion and $2.3 billion as of December 31, 2022 and 2021, respectively. As of March 31, 2023, December 31, 2022, and December 31, 2021, we held total digital assets with a carrying value of $835.0 million, $562.0 million and $2.1 billion, respectively.
In December 2021, GDH LP closed a private offering of $500.0 million aggregate principal amount of Exchangeable Notes. The Exchangeable Notes had an initial exchange rate of 7,498.2210 ordinary Shares per US$250,000 principal amount, which may be adjusted subject to certain events. We utilized the net proceeds from the Exchangeable Notes offering to accelerate growth initiatives across our businesses and to address the multitude of opportunities we see in front of us. We have identified a series of business opportunities including seeding new fund launches in our Asset Management business, scaling our mining business within our Digital Infrastructure Solutions segment, and expanding our lending portfolio (included as part of our Trading business within our Global Markets segment). We have also prioritized a strategic hiring plan, particularly for engineering resources, which will support our product-development growth. We plan on carefully growing our liquidity-provisioning offerings while maintaining our focus on diversification and risk management. Finally, we anticipate pursuing opportunistic acquisitions, with a focus on technology, product, and services within the digital assets’ ecosystem. See Note 17 of the Company’s audited consolidated financial statements included elsewhere in this prospectus for additional information on Exchangeable Notes. As of March 31, 2023, there was $445 million in principal outstanding of the Exchangeable Notes.
In the general course of business, we make commitments to invest in our managed funds and to purchase mining equipment. As we grow our business, we expect our operating expenses to increase. In addition, we make investments in early-stage companies and coin networks in the digital assets space. Individual investments tend to be small; but taken in aggregate these investments can be a draw on our liquidity. We consider our liquidity position and projected liquidity needs when committing to new investments.
Refer to Note 15 of the Company’s audited annual and unaudited interim consolidated financial statements included elsewhere in this prospectus for further information on commitments and contingencies and Note 12 for further information on the Company’s lease obligations. As of March 31, 2023 and December 31, 2022, we did not have any other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial position including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed or disclosed in the Company’s financial statements.
From time to time we receive cash inflows from our investments via strategic disposal and redemptions, as well as, via distributions. On a net cash basis, we expect to continue to make investments in our sector, as we find compelling opportunities, balanced by conservatively managing our liquidity. During the three months ended March 31, 2023 and the years ended December 31, 2022 and 2021, we made investments totaling $34.6 million, $244.4 million, and $340.5 million respectively, and realized inflows of $14.4 million, $186.2 million, and $246.4 million, respectively, from investments.
The $129.5 million and $1.5 billion increases in Unit holders’ capital during the period ended March 31, 2023 and the year ended December 31, 2021, respectively, were due to earnings, whereas the $871.5 million decrease in Unit holders’ capital during the year ended December 31, 2022 was from a net loss.

(in thousands)	March 31, 2023	December 31, 2022	December 31, 2021
Total assets	$2,892,388	$2,338,891	$4,893,019
Total liabilities	$1,346,733	$922,697	$2,443,791
Redeemable noncontrolling interests	$—	$—	$161,536
Unit holders’ capital	$1,545,655	$1,416,194	$2,287,692
As of March 31, 2023 and through the date of this filing, we have not experienced any difficulties meeting counterparty requests to return loans or collateral.
In the event there is insufficient working capital to support the growth of the business, the Company may sell digital assets to generate cash to meet obligations as they come due, or may exit all or a portion of an investment if an exit price is advantageous to us. We may also seek additional sources of financing in the future, including but not limited to, issuing equity, convertible notes or a debt facility.
Cash Flows

	For the Three Months Ended
(in thousands)	March 31, 2023	March 31, 2022
Net cash provided by (used in) operating activities	$46,923	$96,758
Net cash provided by (used in) investing activities	$(194,924)	$(97,138)
Net cash provided by (used in) financing activities	$5,843	$93,781

	For the years ended
(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Net cash provided by (used in) operating activities	293,499	349,066	(139,934)
Net cash provided by (used in) investing activities	(160,701)	(318,765)	8,527
Net cash provided by (used in) financing activities	(431,473)	668,072	167,531

Three Months Ended March 31, 2023
Cash and cash equivalents during the three months ended March 31, 2023 decreased from $542.1 million to $399.9 million. The Company had net cash provided by operating activities of $46.9 million driven by earnings during the period of $111.7 million, partially offset by net purchases of digital assets. The Company had an outflow of $194.9 million from its investing activities, which was primarily due to net cash outflows due to an increase in lending activities of $125.5 million, the acquisition of GK8 for $43.9 million, purchases of investments of $31.3 million and purchases of property and equipment of $11.0 million, partially offset by $16.8 million cash inflow from distributions from investments. The Company had inflows of $5.8 million in financing activities due to an increase in Payables to customers of $4.3 million as well as a net increase in loans payable of $1.6 million.
Year ended December 31, 2022
Cash and cash equivalents during the year ended December 31, 2022 decreased from $840.8 million to $542.1 million. The Company had net cash provided by operating activities of $293.5 million primarily driven by net liquidation of digital assets partially offset by a net loss for the period and a decrease in working capital. The Company had an outflow of $160.7 million from its investing activities, which was primarily due to purchases of investments of $142.0 million, purchases of property and equipment of $118.2 million, and the acquisition of Argo for $74.6 million; partially offset by $194.2 million cash inflow from distributions from investments. The Company used $431.5 million in financing activities primarily for tax distributions of $184.3 million, equity redemptions from unit holders of $61.3 million, net pay downs of loans payable of $33.3 million and repurchases of notes payable of $30.0 million.
Year ended December 31, 2021
Cash and cash equivalents during the year ended December 31, 2021 increased from $142.4 million to $840.8 million. Net cash provided by operating activities was $349.1 million, which was primarily driven by improved working capital and net changes in digital assets. The Company used $318.8 million for its investing activities, which was primarily due to purchases of investments of $324.1 million and net cash outflows of $181.6 million due to a net increase in Loans receivable offset by proceeds and distributions from investments of $246.4 million. Net cash provided by financing activities was $668.1 million primarily due to $500.0 million of notes issued in December 2021 as well as an increase in Payables to customers of $142.4 million.
Year ended December 31, 2020
Cash and cash equivalents during the year ended December 31, 2020 increased from $106.3 million to $142.4 million. Net cash used in operating activities was $139.9 million primarily due to net acquisitions of digital assets. The Company had a positive inflow of $8.5 million from its investing activities, which was primarily from realizing $35.4 million from the sale of investments, offset by $23.4 million of new investments. The Company received $167.5 million from financing activities primarily from $151.4 million invested by third parties in the consolidated sponsored funds and from $49.3 million in an equity raise during the year via a PIPE transaction.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk associated with changes in the market value of assets and liabilities resulting from broad market movements, such as changes in the general level of interest rates, equity prices, foreign exchange rates, and commodity prices. The Company’s material market risks are outlined below.
Digital Asset Price Risk
We have invested a significant portion of our capital in digital assets. This includes Digital intangible assets, Digital financial assets, Digital assets loan receivable, net of allowance, Assets posted as collateral, Digital assets receivable, and derivatives assets. Offsetting our digital assets balances, we have digital asset related liabilities including Collateral payable, Digital assets borrowed, Derivative liabilities, and Redeemable noncontrolling interest. As discussed in Note 2 to our annual consolidated financial statements included elsewhere in this prospectus, we account for a material portion of our digital assets as indefinite-lived intangible assets, which are subject to impairment losses if the fair values of our digital assets decrease below their carrying values at any time since their acquisition. Our digital assets related liabilities are accounted for using the fair value of the underlying digital assets, and are sensitive to changes in market prices.
Equity Price Risk
Equity price risk is the risk that the value of equity interests in private or public entities will fluctuate as a result of changes in equity prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. Our investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. We moderate this risk through the various investment strategies within the parameters of our investment guidelines.
Management’s estimate of the effect of equity price risk on investments due to a +/- 20% change in the market prices of our investments and investments sold short, with all other variables held constant, was +/- $136.7 million, $117.7 million and $212.5 million as of March 31, 2023, December 31, 2022, and December 31, 2021, respectively.
Credit and Counterparty Risk
Our cash, digital assets, derivatives, receivables (including digital assets receivables) and loans (including digital asset loans receivable) receivable are exposed to credit risk. There are two main activities/ processes which we participate in which give rise to credit risk: lending and posting risk margin with trading exchanges and platforms.
Galaxy Digital LLC lends digital assets to third parties. On termination of the loan, the borrower is required to return the digital assets to us; any gains or loss in the market price during the loan would inure to us. In the event of a bankruptcy of the borrower, we could experience delays in recovering our digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the borrower and potentially exposing us to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
We post risk margin in the form of digital assets and U.S. dollars with digital asset trading platforms to participate in activities within the trading platform. The posting of risk margin is required to utilize leverage for spot, futures and derivative trading with regards to digital assets. Certain trading platforms will accept digital assets as collateral while other venues will only accept U.S. Dollars.
Below is a list of digital asset trading platforms, including their location and type of collateral posted, where Galaxy posted more than a de minimis amount of risk margin as of March 31, 2023:

Entity	Entity Type	Entity Domicile	Collateral Type
Binance	Digital asset trading platform	United Kingdom	Digital assets
Bullish	Digital asset trading platform	United Kingdom	Digital assets
Deribit	Digital asset derivatives platform	Panama	Digital assets
Huobi	Digital asset trading platform	Seychelles	Digital assets
OKX	Digital asset trading platform	Seychelles	Digital assets
Wootrade	Digital asset trading platform	Taiwan	Digital assets

As of March 31, 2023, the total amount of digital assets on the digital asset trading platforms listed above was $358.2 million, of which $140.6 million was held at Bullish, $118.8 million was held at Binance, and $40.4 million was held at OKEX.

In addition to the above, Galaxy maintained past relationships with Bakkt, Bitfinex, Bitmex, Blockchain (PITX), FTX and LMAX Digital Exchange Limited, all of which are digital asset trading platforms. Such relationships were inactive as of the date of this prospectus, however, Galaxy may re-engage with the foregoing digital asset trading platforms or other trading platforms at some point in the future. Galaxy also, in the regular course of business, posts margin at traditional exchanges and financial institutions.
Some of these digital asset trading and derivatives platforms (collectively referred to in this prospectus as “digital asset trading platforms”) are unregulated and are not subject to regulatory oversight. Furthermore, certain digital asset trading platforms engage in the practice of commingling their clients’ assets in platform wallets. When digital assets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the digital asset trading platform. Therefore, there is risk around the occurrence of transactions or the existence of period end balances held at these digital asset trading platforms, and digital assets held at such digital asset trading platforms are subject to the risk of loss in the event of a bankruptcy, liquidation or similar event involving the trading platform.
We limit our credit risk by placing our cash and digital assets with financial institutions, exchanges, and digital asset trading platforms on which we have performed internal due diligence procedures. Our due diligence procedures around exchanges and digital asset trading platforms include, but are not limited to, internal control procedures around on-boarding new exchanges or platforms which includes review of their anti-money laundering (“AML”) and know-your-client (“KYC”) policies by our Chief Compliance Officer, obtaining a security ratings report prepared by an independent third-party on certain exchanges or platforms, constant review of market information specifically regarding security and solvency risk, setting balance limits for each exchange or platform account based on risk exposure thresholds and preparing daily asset management reports to ensure limits are being followed and having a fail-over plan to move cash and digital assets held on an exchange or platform in instances where risk exposure significantly changes.
While we intend to only transact with counterparties, exchanges or platforms that we believe to be creditworthy, there can be no assurance that a counterparty will not default and that we will not sustain a material loss on a transaction as a result.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma condensed combined statement of financial position as of March 31, 2023, and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022, present our historical financial statements adjusted for the pro forma effects of the Reorganization and the Reorganization Merger described under “The Proposed Transactions”.
The unaudited pro forma condensed combined statement of financial position as of March 31, 2023 assumes that the Proposed Transactions were completed on March 31, 2023. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 give pro forma effect to the Proposed Transactions as if they had occurred on January 1, 2022.
The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and do not purport to represent what our financial position or results of operations would have been if the proposed transactions had actually occurred as of the dates indicated, nor does it project our financial position at any future date or our results of operations or cash flows for any future period.
The unaudited pro forma condensed combined financial statements have been prepared in accordance with Article 11 of Regulation S-X, as amended. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Galaxy upon consummation of the Proposed Transactions. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The reorganization is reflected in the pro forma condensed combined financial statements under Accounting Standards Codification (“ASC”) 805-50, Business Combinations—Related Issues, as a reverse acquisition. The pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited condensed combined pro forma financial information. Differences between these preliminary conclusions and estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited condensed combined pro forma financial information and Galaxy’s future results of operations and financial position.
The unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with “The Proposed Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and our historical condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Three Months Ended March 31, 2023
(In Thousands, Except Share and Per Share Data)

	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments	NOTE	Pro Forma Pubco
Revenues:
Digital assets sales revenue	$24,324,929	—		$24,324,929
Lending and staking income	10,561	—		10,561
Fee income	14,271	—		14,271
Net gain / (loss) on digital assets	(84,756)	—		(84,756)
Net gain / (loss) on investments	78,394	—		78,394
Net gain on derivatives trading	56,625	—		56,625
Income from proprietary mining	2,417	—		2,417
Net revenues	24,402,441	—		24,402,441
Cost of revenues:
Digital assets sales cost	23,432,704	—		23,432,704
Impairment of digital assets	761,675	—		761,675
Borrowing costs	4,192	—		4,192
Mining costs	6,070	—		6,070
Total cost of revenues	24,204,641	—		24,204,641
Gross profit	197,800			197,800
Operating expenses:
Compensation and benefits	48,218	—		48,218
General and administrative	9,549	—		9,549
Technology	4,395	—		4,395
Profit share arrangement expense	—	—		—
Professional fees	9,817	—		9,817
Marketing	1,070	—		1,070
Notes interest expense	6,731	—		6,731
Total operating expenses	79,780	—		79,780
Other income / (expense):
Change in fair value of warrant liability	—	—		—
Unrealized gain / (loss) on notes payable – derivative	(1,305)	1,305	2(e)	—
Other income, net	24	—		24
Total other income / (expense)	(1,281)	1,305		24
Net income / (loss) before taxes	$116,739	$1,305		$118,044
Income tax expense / (benefit)	5,060	5,340	3(a)	10,400
Net income / (loss)	$111,679	$(4,035)		$107,644
Net income attributed to:				—
Unit holders of the Company	$111,679	$(111,679)	3(b)	$—
Common shareholders	—	35,092	3(b)	35,092
Noncontrolling interests	—	72,552	3(b)	72,552

Redeemable noncontrolling interests	—	—	—
	$—	$(4,035)	$107,644
Net income attributable to Common shareholders per Class A common share (Note 4):
Basic			$0.34
Diluted			$0.11
Pro forma weighted average shares of Class A common stock outstanding:
Basic			103,436,881
Diluted			322,271,645

Unaudited Pro Forma Condensed Combined Statement of Operations
for the Fiscal Year Ended December 31, 2022
(In Thousands, Except Share and Per Share Data)

	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments	NOTE	Pro Forma Pubco
Revenues:
Digital assets sales revenue	$119,724,879	$—		$119,724,879
Lending and staking income	36,786	—		36,786
Fee income	33,426	—		33,426
Net gain on digital assets	938,365	—		938,365
Net gain / (loss) on investments	(464,918)	—		(464,918)
Net gain on derivatives trading	192,558	—		192,558
Income from proprietary mining	30,756	—		30,756
Net revenues	120,491,852	—		120,491,852
Cost of revenues:
Digital assets sales cost	114,820,254	—		114,820,254
Impairment of digital assets	6,124,848	—		6,124,848
Borrowing costs	35,457	—		35,457
Mining costs	15,372	—		15,372
Total cost of revenues	120,995,931	—		120,995,931
Gross profit / (loss)	(504,079)	—		(504,079)
Operating expenses:
Compensation and benefits	216,201	—		216,201
General and administrative	139,360	—		139,360
Technology	14,918	—		14,918
Profit share arrangement expense	—	—		—
Professional fees	28,223	—		28,223
Marketing	9,410	—		9,410
Notes interest expense	37,029	—		37,029
Total operating expenses	445,141	—		445,141
Other income / (expense):
Change in fair value of warrant liability	20,322	—		20,322
Unrealized gain on notes payable – derivative	57,998	(57,998)	2(e)	—
Other income / (expense), net	26,480	6,005	3(a)	32,485
Total other income / (expense)	104,800	(51,993)		52,807
Net income / (loss) before taxes	$(844,420)	$(51,993)		$(896,413)
Income taxes expense / (benefit)	(28,291)	(38,369)	3(a)	(66,660)
Net income / (loss)	$(816,129)	$(13,624)		$(829,753)
Net income / (loss) attributed to:
Unit holders of the Company	$(718,910)	$718,910	3(b)	—
Common shareholders	—	(238,806)	3(b)	(238,806)
Noncontrolling interest		(493,728)	3(b)	(493,728)

Redeemable noncontrolling interests	(97,219)	—	(97,219)
	$(816,129)	$(13,624)	$(829,753)
Net loss attributable to Common shareholders per Class A common share (Note 4):
Basic			$(2.28)
Diluted			$(2.28)
Pro forma weighted average shares of Class A common stock outstanding:
Basic			104,835,527
Diluted			104,835,527

Unaudited Pro Forma Condensed Combined Statement of Financial Position
as of March 31, 2023
(In Thousands, Except Share and Per Share Data)

	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments (2a)	NOTE	Pro Forma Pubco
Assets
Current assets
Cash and cash equivalents	$399,943	$—		$399,943
Digital intangible assets	693,645	—		693,645
Digital financial assets	141,363	—		141,363
Digital assets loan receivable, net of allowance	45,143	—		45,143
Assets posted as collateral	94,886	—		94,886
Counterparty digital assets	12,772	—		12,772
Derivative assets	92,209	—		92,209
Accounts receivable	41,794	—		41,794
Digital assets receivable	20,296	—		20,296
Loans receivable	188,976	—		188,976
Prepaid expenses and other assets	31,438	—		31,438
Total current assets	1,762,465	—		1,762,465
Non-current assets
Digital assets receivable	7,403	—		7,403
Investments	683,680	—		683,680
Loans receivable, non-current	100,150
Property and equipment, net	192,940	—		192,940
Other non-current assets	100,472	73,586	2(b)	174,058
Goodwill	45,278	—		45,278
Total non-current assets	1,129,923	73,586		1,203,509
Total assets	$2,892,388	$73,586		$2,965,974
Liabilities and Equity
Current liabilities
Derivative liabilities	$81,325	$—		$81,325
Accounts payable and accrued liabilities	113,052	(55,829)	2(d)	57,223
Digital assets borrowed	308,338	—		308,338
Payable to customers	13,876	—		13,876
Loans payable	3,058	—		3,058
Collateral payable	349,976	—		349,976
Counterparty digital assets obligations	12,772	—		12,772
Other current liabilities	11,148	2,141	2(b)	13,289
Total current liabilities	893,545	(53,688)		839,857
Non-current liabilities
Notes payable	389,213	(2,173)	2(e)	387,040
Other non-current liabilities	63,975	86,616	2(b)	150,591

	Historical GDH LP	Reorganization and Reorganization Merger Pro Forma Adjustments (2a)	NOTE	Pro Forma Pubco
Total non-current liabilities	453,188	84,443		537,631
Total liabilities	1,346,733	30,755		1,377,488
Commitments and contingencies (Note 15)
Redeemable noncontrolling interests	—	—		—
Equity
Unit holders’ capital	$1,545,655	$(1,545,655)	2(c)	—
Class A Common Stock	—	104	2(c)	104
Class B Common Stock	—	216	2(c)	216
Additional paid-in capital	—	521,764	2(c),2(e)	521,764
Retained earnings/(Accumulated deficit)	—	(12,998)	2(b)	(12,998)
Noncontrolling interests	—	1,079,400	2(d)	1,079,400
Total equity	1,545,655	42,831		1,588,486
Total liabilities and equity	$2,892,388	$73,586		$2,965,974

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1. Basis of Presentation
As discussed and described in further detail herein, the Company expects to complete the Reorganization and Reorganization Merger. The unaudited condensed combined pro forma financial information and related notes were prepared in accordance with Article 11 of Regulation S-X and are based upon GDH LP’s fiscal year end reporting, for the year ended December 31, 2022, and interim reporting, as of and for the three months ended March 31, 2023.
The unaudited condensed combined pro forma financial statements have been prepared to reflect the continuing operations of the Company after giving effect to the Reorganization and Reorganization Merger and are not necessarily indicative of our future results of operations.
2. Unaudited Pro Forma Condensed Combined Statement of Financial Position Adjustments Related to The Reorganization and Reorganization Merger
a.Pubco does not meet the definition of a business under U.S. GAAP and did not have any assets or liabilities prior to the Reorganization and Reorganization Merger. As such, the transaction with GDH LP is accounted for as a reverse acquisition. This results in no step up in basis of GDH LP’s assets and liabilities as it is the accounting acquirer.
b.Following the Reorganization and Reorganization Merger, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes. As a result, the pro forma statement of financial position reflects an adjustment to our current and non-current tax obligations payable and deferred taxes assuming the highest statutory rates apportioned to each state, local and foreign jurisdiction. Additionally, as discussed within the ‘Certain Relationships and Related Party Transactions’ section of the Registration Statement, Pubco will be party to the amended and restated Tax Receivable Agreement (“TRA”) after giving effect to the Reorganization. As such, the related TRA liability and deferred tax asset are included within this adjustment as well. The offset to this adjustment is reflected within retained earnings and noncontrolling interests in accordance with the percentages of economic ownership identified in Note 3(a).
c.Reflects the reclassification of GDH LP’s historic Unit holders’ capital equity to (1) Class A common stock and Class B common stock of Pubco and (2) additional paid-in capital as a result of the Reorganization and Reorganization Merger.
d.Upon completion of the Reorganization and Reorganization Merger, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) is expected to initially indirectly own approximately 32.6% of the economic interest in GDH LP (on the basis of historical shares outstanding as of March 31, 2023), but will have 100% of the voting power and control the management of GDH LP. Additionally immediately following the Reorganization and Reorganization Merger, the remaining economic interest in GDH LP held by the noncontrolling interests holders is expected to be approximately 67.4% (on the basis of historical shares outstanding as of March 31, 2023). The pro forma adjustment to noncontrolling interests was calculated as follows:

As of March 31, 2023
Historical GDH LP Unit holders’ capital	$1,545,655
Add: conversion of intercompany balance with GDHL	55,829
Total GDH LP Unit holders’ capital	1,601,484
Post Reorganization and Reorganization Merger expected non-controlling interest holdings	67.4%
Pro forma adjustment to allocate Historical GDH LP Unit holders’ capital and pro forma adjustment 2(b) to non-controlling interests	$1,079,400
e.Upon completion of the Reorganization and Reorganization Merger, Pubco will consolidate GDH LP and assume the liability to issue additional equity upon conversion of the Exchangeable Notes. As the

Exchangeable Notes conversion feature requires the issuance of shares of Pubco’s Class A common stock, the embedded derivative meets the indexed to entity’s own stock exemption and is no longer bifurcated. The adjustment reclassifies the embedded derivative asset from liability to shareholders’ equity.
3. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments Related to The Reorganization and Reorganization Merger
(a)Following the Reorganization and Reorganization Merger, we will be subject to U.S. federal income taxes, in addition to state, local and foreign taxes, as described in Note 2(b). As a result, the pro forma condensed combined statements of operations reflect an adjustment to our provision for corporate income taxes to reflect an estimated statutory tax rate of 22.7%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and foreign jurisdiction. Further, as described in Note 2(b), this adjustment includes the impact of the amended and restated TRA on the tax provision following the Reorganization.
The amounts related to the impact of recording pro forma income tax provisions at the statutory rate on the condensed combined statement of operations are as follows:

	For the Three Months Ended March 31, 2023	For the Year ended December 31, 2022
Income tax expense /(benefit)	$5,340	$(39,802)
The amounts related to the impact of recording the pro forma impact of the Tax Receivable Agreement the condensed combined statement of operations are as follows:

	For the Three Months Ended March 31, 2023	For the Year ended December 31, 2022
Other income, net	$—	$6,005
Income tax expense /(benefit)	—	1,433
The amounts related to the impact of recording pro forma income tax provisions at the statutory rate on the condensed combined statement of financial position are as follows:

For the Three Months Ended March 31, 2023
Other non-current assets	$64,949
Other current liabilities	2,141
Other non-current liabilities	48,502
Retained earnings/(Accumulated deficit)	14,306
The amounts related to the impact of recording the pro forma impact of the Tax Receivable Agreement the condensed combined statement of financial position are as follows:

For the Three Months Ended March 31, 2023
Other non-current assets	$8,637
Other non-current liabilities	38,114
Retained earnings/(Accumulated deficit)	(29,477)
(b)Upon completion of the Reorganization and Reorganization Merger, Reorganization Merger Sub will become the sole general partner of GDH LP, and as a result, Pubco (via its 100% ownership of the outstanding equity interest in GDH Delaware) is expected to initially indirectly own approximately 32.6%

of the economic interest in GDH LP (on the basis of historical shares outstanding as of March 31, 2023), but will have 100% of the voting power and control the management of GDH LP. Additionally immediately following the Reorganization and Reorganization Merger, the remaining economic interest in GDH LP held by the non-controlling interest holders is expected to be approximately 67.4% (on the basis of historical shares outstanding as of March 31, 2023), as discussed in Note 2(d). The pro forma adjustment to Net income/(loss) attributable to noncontrolling interests was calculated as follows:

	For the Three Months Ended March 31, 2023	For the Year ended December 31, 2022
Historical GDH LP Net (loss)/income	$111,679	$(718,910)
Net income impact from adjustments 2(e) and 3(a)	(4,035)	(13,625)
Total GDH LP balance to bifurcate between Net income/(loss) attributed to Common shareholders and non-controlling interests(1)	$107,644	$(732,535)
Post Reorganization and Reorganization Merger expected non-controlling interest holdings	67.4%	67.4%
Pro forma adjustment to allocate Historical GDH LP Net income/ (loss) attributed to Common shareholders and pro forma Income tax expense to Net income/(loss) attributed to non-controlling interests	$72,552	$(493,729)
Pro forma adjustment to attribute remaining Historical GDH LP Net income/(loss) to Common shareholders	$35,092	$(238,806)
__________________
(1)As discussed within Note 2 and Note 16 to the GDH LP audited financial statements included within this Registration Statement, the redeemable noncontrolling interests presented within the ‘Historical GDH LP’ column of the pro forma statements of operations relates to GDH LP consolidated sponsored investment funds for which GDH LP is the general partner and manager of the funds. The impacts on noncontrolling interests from the Reorganization and Reorganization Merger are specific to Net income/(loss) attributable to Unit holders of the Company. Therefore, no adjustment was made to the historical GDH LP redeemable noncontrolling related to the sponsored investment funds.
4. Income (Loss) Per Share
The pro forma net income/ (loss) per share is calculated using the treasury stock method, using only the shares of Class A common stock, with consideration given to the potentially dilutive effect of (1) economic ownership units in GDH LP (“LP Units”) that are exchangeable, along with a Pubco Class B share of common stock, into shares of Pubco’s Class A common stock, (2) Galaxy Digital compensatory awards, and (3) the Exchangeable Notes for shares of Pubco’s Class A common stock. All potentially dilutive awards were excluded from the computation of pro forma diluted net income/(loss) per share for all periods presented because including them would have had an antidilutive effect. Pubco’s shares of Class B common stock do not share in earnings of Pubco and have no rights to dividends or distributions, whether in cash or stock, and therefore are not participating securities requiring separate earnings per share presentation.

(in thousands except share and per share data)	Three Months Ended March 31, 2023	Year ended December 31, 2022
Net income / (loss) per share – Basic:
Numerator
Net income / (loss)	$107,644	$(829,753)
Less: Net income / (loss) attributable to noncontrolling interests	72,552	$(493,728)
Less: Net income / (loss) attributable to redeemable noncontrolling interests	—	$(97,219)
Net income / (loss) attributable to Common shareholders per Class A common share – Basic	$35,092	$(238,806)
Denominator
Historic weighted average number of common shares outstanding – Basic	103,436,881	104,835,527
Net income / (loss) per share – Basic	$0.34	$(2.28)

(in thousands except share and per share data)	Three Months Ended March 31, 2023	Year ended December 31, 2022
Net income per share – Diluted:
Numerator
Net income / (loss) attributable to Common shareholders per Class A common share – Basic	$35,092	$(238,806)
Add: loss related to Exchangeable Notes	—	—
Net income attributable to Common shareholders per Class A common share – Diluted	$35,092	$(238,806)
Denominator
Historic weighted average number of common shares outstanding – Basic	103,436,881	104,835,527
Exchangeable Class B common stock	215,942,365	—
Compensatory awards	2,892,399	—
Exchangeable Notes	—	—
Total weighted average number of common shares outstanding – Diluted	322,271,645	104,835,527
Net income / (loss) per share – Diluted	$0.11	$(2.28)
The historic basic and diluted weighted average number of common shares for the year ended December 31, 2022 and three months ended March 31, 2023 include the existing ordinary shares of GDHL that will become shares of Class A common stock of Pubco as a result of the Reorganization and the Reorganization Merger.
The following potentially dilutive shares were excluded from the dilutive loss per share calculation because including them would have had an antidilutive effect.

	Three Months Ended March 31, 2023	Year ended December 31, 2022
Exchangeable Class B common stock	—	221,189,152
Compensatory awards	—	15,256,707
Exchangeable Notes	13,346,833	13,346,833
Total	13,346,833	249,792,692

INFORMATION ABOUT GALAXY
Our Company
Galaxy is a digital asset and blockchain leader providing a diversified client base, including institutions and Qualified Individuals (as defined herein), access to the growing digital economy. Our full suite of services spans three complementary operating businesses: Global Markets, Asset Management, and Digital Infrastructure Solutions.
Our mission is to engineer a new economic paradigm. At Galaxy, we are connecting financial expertise with technological sophistication, institutions with Web3 innovations, and Silicon Valley agility with Wall Street savvy.
We are capitalizing on market opportunities made possible by the rapid evolution of the digital assets ecosystem. We have assembled a diverse, multi-disciplinary team that balances extensive experience throughout the legacy financial services industry with a deep appreciation for the most important aspects of the emerging digital asset and blockchain industry, namely technological innovation, purpose, and community.
Galaxy is primarily engaged in the business of providing technology-driven diversified financial services, focused on digital asset trading (including market intermediary services for digital asset lending and borrowing), digital asset mining operations, asset management and investment banking, and not in investing, reinvesting or trading in securities. Galaxy has been engaged in such businesses since GDHL’s establishment in 2018 (other than the digital asset mining business, which was launched in 2020). At the time of its establishment, GDHL’s business lines consisted of digital asset trading, asset management, investment banking and principal investing.
Our business generates revenue primarily from the sale of digital assets, as well as from net gains on digital assets, investments and derivatives trading. To date, the majority of Galaxy’s revenue has been derived from Global Markets and Asset Management, which are our most mature business lines. In addition to engaging in proprietary quantitative, arbitrage and macro trading strategies, our trading business provides spot and derivative executions, as well as liquidity to institutional clients, counterparties and venues that transact in cryptocurrencies and other digital assets. None of our over 960 trading counterparties represent a significant concentration risk to the firm. Our counterparty-facing trading activities are a profitable and growing part of the Galaxy business. Advisory, management and performance-based fees are generated by our Asset Management and Global Markets segments. Our venture portfolio, in our Asset Management segment, generates revenue through gains attributable to investments in early stage companies working on projects in the blockchain technology sector. Within our Digital Infrastructure Business, following the acquisition of the Helios facility in December 2022, revenues generated from proprietary mining and fees from hosting of other miners have been growing. As we continue to invest in our mining, investment banking and asset management businesses, we expect these other operating businesses to become important drivers of our financial results.
Galaxy is at the center of a rapidly developing digital assets industry through its three operating businesses described above, as well as its fourth “corporate and other” segment. The activities of our three operating business lines are described in detail under the heading “Information About Galaxy—Our Products and Services” below. For a discussion of our competitive positioning and the evolution of the digital assets industry, see “Competition.”
See Galaxy’s consolidated financial statements and the notes thereto included elsewhere in this prospectus for additional details on our financial results.
Our business lines are subject to various regulations and governmental oversight, which is discussed in detail in “Government Regulation” in this prospectus.

Our Products and Services
We operate three complementary operating businesses: Global Markets, Asset Management and Digital Infrastructure Solutions.
Global Markets
Galaxy Global Markets (“GGM”) provides comprehensive financial products and services to a diversified client base, including institutions and Qualified Individuals, within the digital asset ecosystem. GGM offers institutional-grade expertise and access to a broad range of digital asset products, including digital asset trading, derivatives, structured products, financing, capital markets and M&A advisory services.
GGM currently operates as two discrete businesses - Trading and Investment Banking.
Trading: Galaxy’s trading business (“Trading”, formerly referred to as “Galaxy Trading” or “GT”), which we currently operate primarily through Galaxy Digital LLC, its subsidiaries, and certain other affiliates, serviced more than 280 global active counterparties as of March 31, 2023 and provides liquidity on a principal basis across a variety of centralized trading platforms and over-the-counter (“OTC”) markets globally. Trading engages in a number of activities, on behalf of our customers and for its own account, around the buying, selling, lending and borrowing of cryptocurrencies and other digital assets. Our Trading business provides a full suite of service offerings, including: over-the-counter (“OTC”) spot liquidity provision on a principal basis, and on-exchange liquidity provision, OTC derivatives options trading, and bespoke lending and structured product offerings and lending. Trading also engages in proprietary quantitative, arbitrage and macro trading strategies. Galaxy’s Trading business is a diversified revenue stream that can have varied and/or little correlation with cryptocurrency and digital asset market prices. The correlation of Trading’s results to the values of cryptocurrencies and digital assets can vary significantly, due to its implementation of derivatives and hedging strategies, market-neutral trading activities, and other quantitative strategies. Moreover, our trading business’s counterparty-facing trading activities, while impacted at times by the underlying values of cryptocurrencies and digital assets, can also result in profitmaking during periods of elevated volatility that would drive prices higher or lower, or conversely, could result in losses.
Our trading strategies include principal trading and liquidity provision across the full spectrum of exchange and OTC products. Trading provides liquidity for trading in coins/tokens, options/volatility, and structured products including bitcoin and other digital asset futures and derivatives. In this capacity, our trading business provides liquidity on a principal basis on a variety of centralized trading platforms and OTC markets. Trading maintains a list of centralized trading platforms that are approved as trading counterparties and platforms, and with whom our team spends extensive time working to electronically integrate for access and information flow. The approval of such exchanges is based on due diligence of such exchanges that considers whether the exchange conducts anti-money laundering and know-your-client due diligence, its regulatory jurisdiction and its cybersecurity measures. Additionally, Trading engages a service that continuously monitors the public website of the exchanges for observable data on compromised systems, security diligence, user behavior, and data breaches, and computes a security rating on each exchange. Trading’s in-house engineering team has built and continues to enhance a sophisticated and proprietary trading platform that hosts and facilitates these activities, which we believe differentiates us from the rest of the market, including traditional financial institutions that operate in significantly larger scale with expensive, legacy technology stacks. Trading’s proprietary trading platform is custom-built to allow institutional clients to access liquidity in the cryptocurrency markets, sourced from Trading’s numerous onboarded exchange and non-exchange trading venues. All onboarded trading counterparties that access our electronic platform, in addition to first going through our comprehensive screening, anti-money laundering, and onboarding process, sign an additional electronic trading agreement. Our trading platform offers trading clients the ability to view spot prices, trade in firm-approved tokens, and view trade and settlement history. Our trading platform is currently available only for clients of our trading business, and is used by Trading clients who want the option to trade electronically. Galaxy’s trading business does not currently hold or custody assets for the benefit of or on behalf of third parties.

Trading maintains strong relationships with a large number of spot and futures exchanges, digital asset trading platforms and custodians, and fiat banking partners, which enables it to move capital and assets around efficiently in order to provide competitively priced liquidity and achieve cross-market opportunities.
Galaxy’s trading business is firmly committed to compliance with all applicable laws and regulations currently in existence. Trading also strives to be a thought leader in providing information and assistance to global regulators, and to establish industry-wide best practices as the industry matures. Trading has adopted policies, procedures and controls that are designed to prevent and detect money laundering and any activity that facilitates money laundering, the funding of terrorist activities, or violations of regulations promulgated by applicable government agencies.
As it pertains to Galaxy’s trading counterparties, we require that any counterparty undergo screening under our anti-money laundering program, which includes:
•conducting due diligence to verify each potential counterparty identity to the extent reasonable and practicable;
•obtaining representations and warranties from such counterparty relating to the source of funds being transacted, compliance with all applicable legal requirements, and any other representations and warranties as Trading’s anti-money laundering Compliance Officer may deem appropriate;
•conducting due diligence efforts to screen the names and addresses of counterparties and, where relevant, the beneficial owners of such counterparties against the List of Specially Designated Nationals and Blocked Persons maintained by the Office of Foreign Assets Control (“OFAC”) by the U.S. Department of the Treasury and refusing to transact with such counterparty or accept investments from any such listed persons;
•screening payments and transactions for those prohibited by U.S. law because they involve a person or entity that (i) is a citizen or resident of, (ii) has a place of business in, or is organized under the laws of, or (iii) is the government of, a country or territory subject to a U.S. trade embargo administered by OFAC;
•obtaining representations to confirm that a counterparty or an investor in a fund is not a “foreign shell bank,” which is generally defined as a foreign bank without a physical presence in any country; and
•carrying out such other procedures as may be necessary to assure Trading’s compliance with all applicable laws and regulations.
We also have internal procedures to address buying and selling of digital assets that raise, or might potentially raise, significant governmental, policy or regulatory concerns or are subject or likely subject to a specialized regulatory regime, such as the U.S. federal securities or commodities laws or similar laws in other significant jurisdictions, in order to ensure such trading complies with applicable laws. See “—Government Regulation” below for more information.
We borrow and originate unsecured and secured fiat and cryptocurrency-denominated loans. Galaxy’s trading business borrows fiat and digital assets from Eligible Contract Participants (“ECPs”) (as defined by the Commodity Exchange Act) for general liquidity purposes, including but not limited to inventory for its trading businesses, counterparty trade settlement, collateral management and lending. Such borrowings typically occur on an unsecured and short-term basis (i.e., less than one year) and the majority are callable/overnight. Typical borrowing restrictions include standard limitations for use of proceeds and prohibitions on use of the assets for specific activities.
Trading lends fiat and digital assets to ECPs who use the assets for growth capital, market making, general liquidity or inventory for trade ideas. Trading typically lends fiat and digital assets to ECPs on an oversecured basis against other fiat and digital assets as collateral. The loans are generally short term (i.e., less than one year), and the majority are callable/overnight and have Loan-to-Values (“LTVs”) that range from 50% to 75%. In certain circumstances, such as where there are asymmetric risk profiles that favor Trading, we will also consider lending at LTV's up to 100%. Typical loan restrictions include standard limitations for use of proceeds and prohibitions on use of the assets for specific activities. Trading will only consider lending unsecured on a limited basis with only a select few counterparties who are approved by Trading for unsecured lending given their credit profile, track record and risk management expertise. Trading limits these relationships to specific notional credit figures and manages the aggregate amount lent unsecured against the broader portfolio. Trading limits the types of collateral it will accept, which typically includes a limited list of the most liquid and largest market capital digital assets such as BTC, ETH and USDC as well as U.S. dollars and other fiat currencies. Trading has aggregate asset-specific liquidity limits based on the average daily volume (“ADV”) of the assets accepted as collateral, which are not exceed a certain percentage of daily volume. Though Trading may consider accepting assets that are not part of the standard aforementioned digital asset list or U.S. dollars and other fiat currencies, such assets are considered at lower LTVs and are accepted infrequently.
In addition to the lending and borrowing restrictions mentioned above, Trading typically limits borrowed and lent asset amounts to less than 10-20% of the ADV depending on the LTV of the loans. ADV figures are calculated using real volume data and typically focus on U.S.-based exchange liquidity (e.g., Coinbase). Trading typically underwrites notional amounts lent and collateral to less than 10-20% of the 1-day ADV. In some rare instances, Trading may exceed the 10-20% of the ADV figure in conjunction with lower LTVs on the loans as such loans have more collateral. Trading typically calculates historical volumes over a certain number of days and estimates liquidity impacts based on the notional amounts if it needs to mitigate risk over a few days as opposed to one day in an adverse event. Additionally, Trading may limit the assets borrowed or loaned based on certain market events or other factors, which may include pending airdrops, hard forks (either contentious or non-contentious) and particular dynamics around funding markets (such as perpetual swap funding) as these events can have risk or economic implications. Furthermore, in the general course of our business, we participate in networks with proof-of-stake consensus algorithms, and we may earn rewards in the form of the native token of the network. We continue to legally own the staked digital assets and can control their use, and record any staking revenue we generate as a component of Income from digital asset lending.
As digital asset markets and the ecosystem grew in 2020 and 2021, so did our businesses. During that growth, we required additional capital for trading businesses, counterparty trade settlement, collateral management and lending. Trading’s lending business grew as well with increased demand for institutional borrowing. As such, Trading increased the amount of digital assets borrowed and lent during 2020 and 2021 facilitate the growth of our businesses. As of March 31, 2023, Trading had $45.1 million of digital assets on loan and $308.3 million of digital assets borrowed for firmwide activities. All of Trading’s digital assets on loan were secured as of March 31, 2023.
Declining digital asset prices in 2022 exerted pressure on crypto-native protocols and companies, exposing unsustainable designs and business models. Several centralized lending firms became undercollateralized or insolvent, leading to business closures. The unwinding of much of the centralized crypto credit complex led to significant deleveraging across the digital asset market, placing additional downward pressure on digital asset prices. In November 2022, FTX.com filed for Chapter 11 bankruptcy protection after halting client withdrawals. The insolvency and bankruptcy of FTX, then one of the world’s largest digital asset trading platforms, caused increased volatility in digital asset prices, sending BTC and ETH to new yearly lows in November 2022. The liquidity crunch in the wake of FTX’s bankruptcy has made operating in the crypto-industry significantly more challenging. While Galaxy’s lending and trading activities were diminished during the past 18 months compared to 2021, none of Galaxy’s businesses, including trading, have experienced excessive redemptions or withdrawals nor have they suspended redemptions or withdrawals.
Digital assets borrowed and lent are restricted to digital assets approved for transacting by Trading internal policies and procedures. As of March 31, 2023, approximately 87% of the digital assets that we borrowed were concentrated between bitcoin (61%), USDT (19%) and ether (7%); USDC (40%) and bitcoin (31%) constitute approximately 71% of the digital assets that we lent. Trading calculates the amount of digital assets lent based on the prevailing market rate on the date of issuance from an aggregate pricing source unless otherwise specified with the counterparty pursuant to a mutually agreed upon Master Lending Agreement. Digital assets lent may be owned out right by Trading, borrowed or represent counterparty collateral. Collateral received from our borrowers is typically a small portion of the aggregate collateral held of that asset or assets where Galaxy has extensive liquidity. All digital assets borrowed and lent are liquid and trade on multiple venues. We are an institutional borrower and lender. We do not engage in microloans.

In particular, the below chart sets forth the digital assets that Trading may provide clients and counterparties access to as of March 31, 2023. The chart denotes (i) which digital assets Trading may provide access to trade either (a) with “No Restrictions,” which Trading may transact in the United States or with U.S. clients and counterparties or (b) “Non-U.S. Only,” which Trading may transact only outside the United States with non-U.S. clients and counterparties and (ii) which digital assets Trading may lend, in each case as of March 31, 2023.

Token	Trading		Lending
	No Restrictions	Non-U.S. Only
1INCH		X
AAVE	X		X
ADA	X		X
AION		X
AKRO		X
AKT		X
ALGO	X		X
ALPHA	X		X
AMP		X
ANT	X		X
APE	X		X
AR	X		X
ATOM	X		X
AVAX	X		X
AXS	X		X
BADGER		X
BAL	X
BAND		X
BAT	X		X
BCH	X		X
BEAM	X		X
BNB		X
BNT	X		X
BRZ	X		X
BSV	X		X
BTC	X		X
BTRST		X
BUSD	X		X
CNHT	X		X
COMP	X		X
CREAM		X
CRV	X
DAI	X		X
DASH	X		X
DCR	X		X
DOGE	X		X
DOT	X		X
ENJ	X		X

EOS	X		X
ERD		X
ETC	X		X
ETH	X		X
ETHW	X		X
EUROC	X		X
FIL	X		X
FLOW		X
FOAM	X		X
FTM	X		X
FTT		X
GRIN	X		X
GRT	X		X
GUSD	X		X
HBAR	X		X
HNS	X		X
HNT	X		X
HT	X		X
ICP	X		X
KAVA		X
KCS		X
KNC	X		X
KSM	X		X
LDO		X
LEO		X
LINK	X		X
LEND		X
LPT	X		X
LRC	X		X
LTC	X		X
LUNA		X
MANA	X		X
MATIC	X		X
MFT		X
MKR	X		X
MONA	X		X
NEAR	X		X
NEO	X		X
OMG	X		X
OXT	X		X
OXY		X
PAX	X		X
PAXG	X		X
REN	X		X
RHOC	X		X

RLY		X
RUNE		X
RVN	X		X
SAI	X		X
SAND		X
SHIB	X		X
SNX	X		X
SOL	X		X
stETH		X
STX	X		X
SUSHI	X		X
SXP		X
SYN		X
TRAXX		X
TRX		X
TUSD	X		X
UNI	X		X
USDC	X		X
USDT	X		X
VBK	X		X
VET	X		X
WAVES	X		X
WBTC	X
XEM	X		X
XLM	X		X
XMR	X		X
XTZ	X		X
YFI	X		X
ZEC		X
ZIL		X
ZRX	X		X
Galaxy conducts its lending activities through Galaxy Digital LLC and Galaxy DBL LLC (which was formerly known as Drawbridge Lending prior to Galaxy’s acquisition of Drawbridge). The lending activities performed by such entities are substantially the same, and the entities can originate loans interchangeably. Galaxy utilizes Galaxy DBL LLC to originate loans in states where Galaxy DBL LLC holds the license required to engage in regulated lending activity within such state and Galaxy Digital LLC does not hold such license.
Galaxy is actively building GalaxyOne, a unified technology platform for institutional investors. This client-centric solution aims to be the single access point to services and products across the digital asset ecosystem. GalaxyOne is intended to integrate trading, derivatives, custody, lending, margin and research through a regulatory-compliant platform that utilizes robust risk-monitoring tools and transparent reporting.
GalaxyOne will be operated through GalaxyOne Prime LLC (“GPL”). GPL is a FinCEN-registered money services business with multiple state money transmitter licenses which launched in 2021. Galaxy holds its customers’ cash balances in omnibus client custodial accounts with one or more banks that are members of the FDIC. To the extent that client cash balances are subject to lending arrangements with Galaxy where Galaxy has the right to rehypothecate, the cash for the loaned balances is moved into Galaxy’s accounts with one or more banks that are members of the FDIC. In accordance with its customer agreements, GPL holds client digital assets in omnibus accounts at digital asset custodians. GPL does not itself hold digital assets in custody or hold customer digital assets on digital asset trading platforms. Third party custodians may employ hot/warm wallets or cold storage to hold these assets. The third party custodians typically hold the private keys to GPL customers' digital assets. With certain custodians, Galaxy may hold a shard of the private key. Aggregate client omnibus account balances held with custodians can be viewed on the blockchain; however, specific client ownership of assets is not delineated or viewable on the blockchain. GPL maintains an internal ledger that records and tracks ownership of customer assets on behalf of customers and performs daily reconciliation of total assets maintained in each omnibus account. We have instituted policies and procedures to monitor and prevent commingling of assets. Refer to “—Safeguarding of Digital Assets” for more information about the procedures in place around the wallets in which digital assets are stored.
Below is a chart that identifies the digital assets held in custody for GPL customers by third-party custodians as of March 31, 2023:

Asset	Quantity
BTC	347.20 units
SOL	6,478.36 units
GPL customers' digital assets may be held at the following third party custodians: Coinbase, Gemini or BitGo. As of March 31, 2023, 100% were held with Coinbase. As of March 31, 2023, GPL did not hold any Galaxy proprietary digital assets.
Investment Banking: Our investment banking business, (“Investment Banking”, formerly referred to as “Galaxy Investment Banking” or “GIB”), which we operate through Galaxy Digital Partners LLC, a FINRA-registered broker-dealer, and Galaxy Digital Labs LLC offers expert financial and strategic advisory services for the digital assets, Web3 and blockchain technology sector. The team provides specialized crypto expertise while offering an expansive suite of financial services to public and private clients globally. In particular, Investment Banking helps clients execute transactions, including M&A transactions and divestitures, provides restructuring advisory services and offers equity and debt capital markets services, including project financing.
On July 24, 2019, Galaxy Digital Partners LLC was approved by FINRA to act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States, and is a member of SIPC. Galaxy Digital Partners LLC has not been approved by FINRA to do a digital assets business and does not trade digital assets, nor digital asset securities, but rather is focused on providing services to companies that are themselves focused on the digital asset industry. Galaxy Digital Partners is currently authorized by FINRA to engage in the following types of businesses:
•Underwriting or selling group participation (corporate securities other than mutual funds);
•Placements of securities that, under SEC Regulation A or Regulation D, are not required to be registered under federal securities laws;
•Business advisory services to issuers or other institutional investors, such as mergers and acquisitions, debt financing, equity financing, leveraged buy-outs and distressed corporate advisory; and
•Referrals of broker-dealers, hedge funds and investors to unaffiliated broker-dealers for order execution, clearance and settlement.
Investment Banking is a diversified revenue stream that can be uncorrelated with cryptocurrency and digital asset market prices. In November 2019, Investment Banking completed its first two initial public offering (“IPO”) mandates, acting as a Co-Manager for the Silvergate Capital Corporation NYSE-listing and as a Joint-Bookrunner for the Canaan Inc. NASDAQ debut. During 2020, Investment Banking added key hires including Michael Ashe as Head of Investment Banking, and has made significant progress with several active mandates for clients across financing, mergers and acquisitions, and other strategic matters. Significantly, in June 2020, Investment Banking served as a sell-side advisor to Blockfolio on its sale to FTX Trading Limited for $150 million, and was instrumental in Galaxy’s acquisition of Vision Hill during the second quarter of 2021, and as of March 31, 2023 Investment Banking is currently executing against an active pipeline of mandates representing well over $1.0 billion in transaction value.
Since December 31, 2021, Investment Banking advised on the successful close of the following transactions:
•Exclusive financial advisor and sole placement to Qredo’s on its Series A financing;
•Sole placement agent to Compute North on the equity component of its Series C financing;
•Exclusive financial advisor to Blockdaemon on its acquisition of Gem;
•Financial advisor to Thunder Bridge Capital Partners IV, Inc., on its business combination agreement with Coincheck (close pending);
•Exclusive financial advisor to Algorand and Hivemind on a take-private acquisition of Napster;
•Exclusive financial advisor to Blockdaemon on its acquisition of Sepior;
•Exclusive financial advisor to Genesis Volatility its sale to Amberdata;
•Exclusive financial advisor and sole placement agent to and CoreWeave on its strategic investment from Magnetar Capital;
•Financial advisor to Galaxy on its acquisition of the Helios bitcoin mining facility and related operations from Argo Blockchain; and
•Exclusive financial advisor to Pantera on the sale of its equity stake in Bitstamp to Ripple Labs.
Asset Management
Our asset management business, Galaxy Asset Management (‘‘GAM’’), which we currently operate primarily through Galaxy Digital Capital Management LP, is a global asset management platform providing investors access to the digital asset ecosystem via a diverse suite of institutional-grade investment vehicles that span passive, active and venture strategies.
GAM’s digital assets investments and ventures business manages $2.4 billion in assets across more than 15 investment strategies as of March 31, 2023. The business is strategically focused on scaling our active and venture investment strategies to grow its alpha-generating assets under management, while leveraging a regional partnership model with premiere local managers around the world, to expand our global product reach.
GAM’s passive strategies consist of single- and multi-asset private funds, as well as a suite of regulated spot crypto exchange-traded funds (“ETFs”) through partnerships with regional asset managers. This includes: 1) CI Asset Management, where the partnership has developed and launched five crypto and thematic equity ETFs listed in Canada; 2) Itaú Asset Management, where the partnership launched a BTC ETF and is developing additional crypto ETFs listed in Brazil; 3) DWS, where the partnership plans to initially develop a comprehensive suite of exchange-traded products on certain digital assets in Europe; and 4) Invesco, where the partnership plans to co-develop U.S. listed, spot digital asset ETFs.
GAM’s active business seeks to offer investors diversified access to the current and next generation of liquid digital assets. This includes the Galaxy Liquid Alpha Fund, a long-biased strategy that provides lower volatility, risk managed exposure to liquid crypto assets. This strategy aims to generate durable alpha using fundamental, quantitative, and macro analysis.
GAM’s venture teams are organized around two investment themes: Interactive Ventures and Crypto Ventures. Founded in 2018, Galaxy Interactive is GAM’s sector-focused venture arm, which invests at the intersection of content, technology, and social commerce, with an emphasis on video games and the infrastructure powering immersive virtual worlds. Galaxy’s Crypto Venture sleeve consists of two global, multi-manager venture funds investing in the disruptive potential of blockchain technology and web3, as well as the legacy balance sheet venture investments, which migrated into GAM for the purpose of creating a unified venture platform for institutional investors to access our talent and product suite.
Galaxy’s Crypto Ventures invests in traditionally structured companies as well as companies building digital asset networks capitalized by tokens. The venture portfolio’s investment objective is to identify, invest in, and support category-defining companies and networks that we anticipate will grow the cryptoeconomy and shape the adoption of the ecosystem. We believe that a core piece of Galaxy’s edge in the ecosystem is the information and connectivity generated by our balance sheet venture investment activity. Our areas of investment focus evolve alongside developments in the digital assets space. A key differentiator for this venture portfolio is our ability to leverage Galaxy’s broader operating businesses to identify opportunities and address needs in the digital assets space. We take a similar approach in our relationships with our portfolio companies by engaging with them on a regular basis to maintain an in-depth knowledge of the digital assets ecosystem, and to continue to identify and target valuable solutions. Additionally, we make strategic investments in the equity and debt of companies operating in similar or adjacent businesses to Galaxy with an eye towards future commercial relationships and/or strategic alignment of interests. Finally from time to time, we allocate our balance sheet to warehouse investments and provide seed capital for future asset management strategies, which we believe puts us at an advantage relative to many of our competitors.
GAM utilizes third party Qualified Custodians to maintain and safeguard client assets, which are segregated from the assets of the custodians. Where possible, as a further risk mitigation tool, GAM employs a multi-custodial model for fund assets and requires insurance from our custody providers. GAM leverages Big Four audit firms to audit our funds and utilizes independent, unaffiliated fund administrators for all our funds.
GAM Timeline
•In April 2018, GAM launched the Galaxy Crypto Index Fund LP and the Galaxy Crypto Index Fund Ltd. These Funds are tracked against the Bloomberg Galaxy Crypto Index (Ticker: BGCI)
•In November 2019, GAM launched the Galaxy Institutional Bitcoin Fund LP and the Galaxy Bitcoin Fund LP (collectively, the “Galaxy Bitcoin Funds”)
•In June 2020, GAM announced a strategic partnership with CAIS, the industry-leading alternative investment platform
•In December 2020, GAM launched the CI Galaxy Bitcoin Fund (Ticker: BTCG), a TSX-listed closed end mutual fund, in partnership with CI Financial
•Additionally, in December 2020, GAM launched the Bloomberg Galaxy Bitcoin Index (Ticker: BTC)
•In February 2021, GAM launched the Galaxy Institutional Ethereum Fund LP, and Galaxy Institutional Ethereum Fund Ltd (collectively, the “Galaxy Ethereum Funds”). These funds track the newly launched Bloomberg Galaxy Ethereum Index (Ticker: ETH)
•In March 2021, GAM launched the CI Galaxy Bitcoin ETF (Ticker: BTCX) and the CI Galaxy Ethereum ETF (Ticker: ETHX)
•Additionally, in March 2021, GAM announced the launch of the Galaxy Bitcoin Funds on Morgan Stanley’s wealth management platform
•In May 2021, Galaxy acquired Vision Hill, a premier investment consultant and asset manager in the digital asset sector, to create Galaxy Vision Hill (GVH). GVH funds include, the Venture Fund of Funds I and the Multi-Strategy Fund of Funds
•In June 2021, GAM announced the build of two index families with Alerian, the Alerian Galaxy Global Blockchain Indexes and the Alerian Galaxy Cryptocurrency-Focused Blockchain Indexes. Additionally,

GFM announced the launch of the two equity-based ETFs with Invesco that will track the performance of the two Alerian index families
•In September 2021, we announced a strategic partnership with Invesco to develop a comprehensive suite of U.S.-listed, physically backed, digital asset ETFs
•In February 2022, GAM launched the CI Galaxy Multi-Crypto ETF (Ticker: CMCX)
•In May 2022, GAM launched the Galaxy Liquid Alpha Fund
•In May 2022, GAM partnered with VettaFi to launch the Alerian Galaxy Cryptocurrency-Focused Blockchain Technology Index and the Alerian Galaxy Immersive Digital Worlds Index
•In May 2022, GAM partnered with CI Financial on the launch of two equity-based ETFs: the CI Galaxy Blockchain ETF (Ticker: CBCX) and CI Galaxy Metaverse ETF (Ticker: CMVX)
•In November 2022, GAM announced a strategic partnership with Itaú Asset Management to develop a comprehensive suite of Brazilian-listed, physically backed, digital asset exchange-traded funds. The first ETF of the new partnership, the IT Now Bloomberg Galaxy Bitcoin ETF (Ticker: BITI11) was launched in November, as well.
•In April 2023, GAM announced a strategic alliance with DWS, one of the world’s leading asset managers, with the initial aim of developing a comprehensive suite of exchange-traded products on certain digital assets in Europe.
As of March 31, 2023, GAM had assets under management (“AUM”) of nearly $2.4 billion1 consisting of approximately $844 million in passive strategies, approximately $108 million in active strategies and approximately $1.4 billion in venture strategies.
Digital Infrastructure Solutions
Our mining, self-custody technology and validator solutions businesses, Galaxy Digital Infrastructure Solutions (“GDIS”), which we primarily operate through Galaxy Power LLC, GDS Crypto Technologies Israel Ltd, and Galaxy Strategic Opportunities LLC, develop, operate, and invest in technology that powers the digital assets ecosystem, with a focus on scalability and security. Galaxy is gaining scale in proprietary bitcoin mining and hosting services, critical network validator services, and the development of enterprise-grade custodial technology.
Galaxy’s mining business, (“Mining”, formerly referred to as “Galaxy Mining” or “GM”), consists of proprietary and hosted bitcoin mining. The Mining business operates across North America, with a majority of our activity occurring at our flagship site, Helios, in West Texas. The infrastructure at Helios can support 180MW; recently Galaxy received official approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas, LLC (“WETT”) to scale up to 800MW at the Helios site. Galaxy is dedicated to managing its carbon footprint by increasing the use of clean energy and maintains a long-term goal to utilize an over 80% sustainable power mix for all mining operations. Helios consumes energy from Load Zone West in ERCOT. We do not currently purchase Renewable Energy Credits (“RECs”).
Galaxy owns the equipment used for proprietary mining. From time to time, we may purchase new mining equipment based on our mining business needs and broader industry demand. In the event that Mining’s existing hardware becomes obsolete or is determined to be less profitable or unprofitable, we may either cease using the equipment and sell it on the secondary market or find an alternative use case for the equipment.
Mining is currently exclusively engaged in bitcoin mining and as of today has no intentions to mine other cryptocurrencies. Helios allows us to mine bitcoin at a cost below its prevailing market prices. For the three months ended March 31, 2023, our average marginal cost of mining one bitcoin, excluding depreciation and corporate
1 AUM is an unaudited figure. It is inclusive of sub-advised funds, committed capital closed-end vehicles, seed investments by affiliates, balance sheet venture investments, and fund of fund products. Changes in AUM are generally the result of performance, contributions, withdrawals, acquisitions and sales.

overhead, was below $13,000 and the average price of one bitcoin during this period was approximately $23,000. Mined bitcoin may be utilized to fund operations across Galaxy businesses. Mining receives regular reports regarding its operations, including information regarding the mined bitcoin and the number of miners.
Galaxy is also focused on emerging areas of blockchain infrastructure, including supporting the integrity of protocols and ecosystem projects by operating validator nodes to secure blockchains, and by offering self-custody technology solutions to institutions through GK8. Galaxy’s self-custody technology solution, which we operate through Galaxy GDS Crypto Technologies Israel Ltd comprising the assets of GK8 acquired in February 2023, licenses self-custody software technology to customers that allows customers to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. The market opportunity for GK8's custodial technology continues to expand rapidly alongside growing demand for global, regulated qualified custodians, with target client segments including banks, broker-dealers and trust companies, as well as institutional demand for self-custodied digital assets. Galaxy is focused on expanding institutional access to GK8 products globally and on a product roadmap that prioritizes both unparalleled security and flexible ecosystem interactions.
The Cryptoeconomy
Cryptocurrencies and Blockchain Technology Already Span Multiple Sectors within the Global Economy
Bitcoin and other cryptocurrencies were the first widely used applications of blockchain technology. Though we believe that the use of digital assets, including bitcoin, for payments and as stores of value (often referred to as “digital gold”) alone represents a large opportunity for the adoption of blockchain technologies, the use cases of blockchain technology have widened far beyond this. Other blockchains, notably Ethereum and its ecosystem, have developed substantially and expanded the addressable markets for blockchain technology.
Blockchain technology allows a network of computers to agree at regular intervals on a set of facts, namely the state of a distributed ledger. Such ledgers can contain different types of shared data, such as transaction records, data records (for example, medical records), attributes of transactions, credentials, and other pieces of information. The ledger is often secured through a mix of concepts from cryptography and game theory and, if properly implemented, does not require centralized trusted entities (such as financial institutions) to maintain it. This decentralization ensures that innovations on blockchain networks are not limited by geographic and geopolitical constraints.
Features and Applications of Digital Assets, Cryptocurrency, and Blockchain Technology
•Decentralized, Distributed Networks: On a blockchain, changes to the database (i.e., transactions) are recorded chronologically, forming an immutable chain. Transactions can be more or less private or anonymous depending on how the technology is implemented. The ledger is distributed across many participants in the network—it does not exist in one place. Instead, copies exist with and are simultaneously updated by every fully participating node in that blockchain’s ecosystem, making it difficult or impossible to alter the transaction history.
•Secure and Efficient Means of Recording and Propagating Wide-Ranging Sets of Data: A block could contain transactions and data of many types—currency, intellectual property, identity, or property titles, just to name a few. The types of databases that can be implemented on the blockchain are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, an identity system, land registry or even the rights and obligations defined in a contract. Blockchain-focused applications, in use and under development, include asset title transfers, secure timestamping, counterfeit and fraud detection systems, secure document and contract signing, distributed cloud storage and identity management.
•Distributed Nature Reduces Costs and Enables New Business Models: Blockchain technology can reduce the cost of verifying transaction data. The advantage of blockchains is the ability to launch and operate a marketplace without the need for an intermediary. A blockchain allows a decentralized network of economic participants to achieve consensus about the true state of shared data. Together these features enable the development of digital asset trading platforms and marketplaces that can allow for new types of business models without intermediaries that operate globally.
•Reduced Need for Centralized and Traditionally Limited Access Points to Capital: The resulting marketplaces are characterized by increased competition, lower barriers to entry, faster innovation, higher transparency, and reduced censorship risk. Participants within the ecosystem can invest to support and operate shared infrastructure without assigning market power to a platform operator. Blockchains challenge the existing revenue models and accumulated knowledge and resources of incumbents, while opening opportunities for startup fundraising, the provision of public goods and software protocols, distributed data ownership and licensing, auctions accessible to wide participation, and reputation systems. These resulting marketplaces for tokens, cryptocurrencies and even artwork continue to grow in popularity despite recent lower trading volumes.
•Removal of Geographic and Geopolitical Constraints: As decentralized global networks are built to be trustless and secure against the actions of any one participant, they benefit from being agnostic to operating in any one region or nation, as a centralized organization would. One benefit of this structural feature is that the impact any one external actor can have in imposing its views, political or otherwise, on a network is reduced significantly. Another benefit is that network participants do not need to implicitly attribute value to any ideology or sovereignty in order to interact with, hold, or transact in digital assets and cryptocurrencies.
Expansion of Cryptocurrency Universe
After the launch of the Bitcoin network in 2009, and as bitcoin increased in popularity, the idea of decentralized and encrypted currencies spread, and the first alternative cryptocurrencies began to appear. These “altcoins” (meaning, “alternative to Bitcoin”) generally tried or claimed to improve on the original Bitcoin design by offering greater speed, anonymity, or some other advantage. Among the first to emerge were Namecoin and Litecoin. Later, cryptocurrency usage began to expand beyond just the peer-to-peer currency transfer abilities to add other functionalities, such as supporting the decentralized and autonomous operation of software.
The second largest public blockchain protocol, Ethereum, debuted in 2015 and became the first large scale network for decentralized computing and smart contract functionality. The Ethereum network supports the creation of persistent, autonomous software which gives developers the ability to build open, decentralized applications accessible to the public. This generalized, distributed computing capability has enabled the rise of phenomena like tokenization and decentralized finance (“DeFi”).
Tokenization
The next evolution for the cryptoeconomy was the rise of tokenization, the process of digitally representing real-world value or information and enabling digitally enforceable agreements and automated functions. We see the world of tokenization as split into fungible and non-fungible assets. When we say two or more items are fungible, we generally mean that they are interchangeable, so that a seller can deliver either item to a purchaser, and the purchaser is obligated to accept either in satisfaction of a contractual sale and purchase obligation. As an example, money is fungible whereas artwork is not. Native digital assets, like bitcoin and ether, are fungible but do not represent the use of “tokenization,” as their value is not derived from representing another asset.
Stablecoins
While many uses for tokenization exist (including equity shares, coupons, monies), the clearest functioning use of non-native fungible tokens today is the stablecoin. A stablecoin is a digital asset designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. While stablecoins are not issued by central governments, and are not legal tender, they are intended to allow fiat currencies to transact on a blockchain by combining the features of a digital asset with the stability of an underlying fiat currency. Today, the largest stablecoin tokens by market capitalization, such us Tether (USDT) and USD Coin (USDC), are each designed to track the price of the U.S. dollar.
A stablecoin’s issuer would typically receive a transfer of fiat currency from a customer, and issue to the customer a number of stablecoins equal in perceived value to the amount of fiat currency it receives. The stability of a stablecoin results from the underlying assets backing the stablecoin that are held by the stablecoin’s issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset. The issuers of certain stablecoins currently retain broad discretion to determine the composition and amounts of assets held in the issuers’ accounts backing those stablecoins, and to substitute assets other than the fiat currency that is initially deposited. In certain circumstances, the issuer reserves the right to redeem its stablecoin by making in-kind redemptions of assets other than the underlying fiat currency which the stablecoin is designed to align in price.
Despite discombobulation in the U.S. banking industry in the first quarter of 2023, stablecoins performed relatively well. We observed temporary depegging of the value of USDC, a stablecoin issued by Circle related to a portion of reserves backing that stablecoin reported to be held at Silicon Valley Bank, which was placed in FDIC receivership in March 2023, and uncertainty relating to the recoverability of such reserves in excess of FDIC-insured amounts. The drop in total market capitalization of USDC was proportional to the percentage of reserves that were held in the failed bank while the creditor concerns were being addressed, and the stablecoin regained its intended $1.00 value after creditor concerns were resolved. USDC and other stablecoins continued to trade uninterrupted during this time, allowing market participants to adjust their holdings.
Stablecoin holdings
We regularly transact in and hold stablecoins; as of March 31, 2023, USDT and USDC were the only stablecoins that we held in material amounts.
According to monthly attestation reports published by Circle Internet Financial, Inc., the issuer of USDC, USDC is backed by an equivalent value of U.S. Dollar-denominated assets held as reserves for the benefit of USDC holders in segregated accounts apart from Circle’s corporate and operating funds. Per such report dated June 30, 2023, Circle held $28.9 billion in total assets in its reserve as of May 31, 2023 against $28.87 billion of USDC in circulation, with approximately 80% held in the Circle Reserve Fund at the Bank of New York Mellon in the form of cash and U.S. treasury repurchase agreements (involving the overnight lending of cash to global financial institutions which is overcollateralized by U.S. treasury bills), and the remaining 20% held in cash deposits at U.S. regulated financial institutions (with a significant amount of such cash held at the Bank of New York Mellon. The extent to which such reserves are FDIC insured is not disclosed in such attestation reports or otherwise known to us.
According to quarterly assurance reports published by Tether Holdings Limited, the issuer of USDT, USDT is backed by an equivalent amount of assets held in reserves by Tether Holdings Limited and its wholly owned subsidiaries. Per such report dated May 9, 2023, Tether held $81.83 billion in total assets in its reserve as of March 31, 2023 against $79.37 billion of USDT in circulation, with approximately 85% of such reserves being held in what Tether classifies as cash, cash equivalents and other short-term deposits (per such reports, this asset category includes U.S. treasury bills, overnight reverse repurchase agreements, term reverse repurchase agreements, money market funds, cash & bank deposits and non-U.S. treasury bills), with the remaining 15% of such reserves invested in other asset categories including corporate bonds, precious metals, bitcoin, secured loans and other investments. Tether does not disclose the chain of counterparties holding such assets, or the extent to which such reserves are FDIC insured.
Regulation of Stablecoins
Policymakers around the world, including in the United States, are increasingly putting forth proposals to regulate the stablecoin market which could help bring additional safety and transparency, helping to further spur adoption.
See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets—The prices of digital assets are extraordinarily volatile” for additional information about the risks related to stablecoins.

The value of circulating U.S. dollar stablecoins stood at more than $131 billion as of March 31, 2023, as shown in the figure below, up 3.5-fold since January 2021.
NFTs
Assets that are non-fungible are those that are not perfectly interchangeable – simply put, they are unique – such as artwork, real estate, identity, or bespoke contracts. Non-fungible tokens (“NFTs”) are digital tokens that represent unique items. While many use cases for NFTs exist, digital collectibles have gone mainstream as the most common exhibition of the technology, introducing both artists and collectors to the concept of digital scarcity. We believe the financialization of NFTs and their use as a form of digital private property is just getting started.
We continue to see demand for collectible NFTs, and are also seeing the emergence of specialized artistic ventures expressed as NFTs. Examples of projects with significant traction include curated Photography NFTs with strong communities, like the Twin Flame project from photographer Justin Aversano and generative projects from reputable digital artists and developers like Chromie Squiggle, from the founder of Art Blocks, a platform focused on the curation of programmable generative art works. Major brands across the fashion, sports, entertainment, consumer goods, and restaurant industries have embraced digital collectibles and notable demand remains despite a contraction in overall transaction volumes.
In October 2022, we released our inaugural NFT project, The Explorer Collection, in collaboration with TIMEPieces, a Web3 community initiative from TIME. The Explorer Collection consists of 3,210 unique “Explorers,” which are derived from our logo and feature generative artwork created by our artist partners. The project underscores our commitment to building the Web3 community and, in partnership with TIME, aims to educate the public on the metaverse. These NFTs were created by artists Galaxy commissioned and distributed to our employees, clients and investors free of charge. While the recipients are free to sell or transfer the NFTs from the Explorer Collection, Galaxy does not market the NFTs or take part in any subsequent sales or purchases of the NFTs. See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets—The value of Nonfungible Tokens (“NFTs”), any investment in NFTs, and the regulation of NFTs are uncertain and may subject us to unforeseeable risks” for additional information regarding our U.S. securities law analysis with respect to our NFT collection.
In the figure below are illustrative examples of NFTs owned by Galaxy and its related parties as of March 31, 2023, including Chromie Squiggle #2381 (which was purchased by GD LP, a wholly-owned subsidiary of GDH LP, for 26 ETH on November 4, 2021), Twin Flames #87 and matching Cyanotype (which were purchased by Galaxy Interactive Fund I (a non-consolidated entity in which GDH LP manages and holds a minority investment) for 282.4 ETH on September 1, 2021), and collectible NFT CryptoPunk #8466 which (which was purchased by GD LP for

98.5 ETH on October 30, 2021). Other notable CryptoPunk owners include American rapper, songwriter and producer Jay-Z and payments processor Visa.
Galaxy also indirectly invests in NFTs through our minority investment in Candy Digital, LLC (“Candy Digital”). As of March 31, 2023, Galaxy directly held 30,859,462 shares of Candy Digital common stock and 20,295,075 Candy Digital preferred A-1 shares representing 35.0% of voting securities in the aggregate. Galaxy Interactive, Galaxy’s unconsolidated sponsored fund, held an additional 3,428,830 common shares and 3,122,319 preferred A-1 shares, or 4.5%, of Candy Digital voting securities in the aggregate as of such date; therefore, Galaxy directly or indirectly held a total investment of approximately 39.5% of Candy Digital voting securities as of March 31, 2023. Galaxy also holds two of the five Candy Digital board of director seats. The other three seats are held by parties not affiliated with Galaxy. Candy Digital sells officially licensed digital collectibles in the form of NFTs on its proprietary NFT platform. Similar to physical trading cards, Candy Digital NFTs depict licensed images and marks; Candy Digital sells NFTs that contain images of Major League Baseball (“MLB”) players, MLB stadiums, player jerseys, World Series memorabilia and college athletes. Certain Candy Digital NFTs also take advantage of the digital properties of NFTs and feature video animations, such as a video depiction of the “Play of the Day” selected by the MLB. Most of Candy Digital’s NFTs are priced for a fixed amount of $100 or less, although some Candy Digital NFTs have been sold via auction; the proceeds of some auctions have been distributed to charities. The sales of some Candy Digital NFTs are accompanied by physical assets or experiential rights, such as player signatures, or the right to participate in real-world events, such as in-stadium attendance. Collectors are informed prior to purchase of the physical components that may accompany a Candy Digital NFT. Candy Digital launched a secondary marketplace for trading NFTs on January 15, 2022. Candy Digital earns a fixed fee on resales of its NFTs on certain third-party secondary marketplaces and its own secondary marketplace. Candy Digital does not provide or guarantee liquidity on any secondary marketplace. Like other digital assets, the determination of whether a particular NFT, or a particular transaction involving an NFT, is regulated under the federal securities laws is complex, and a conclusion that any of Candy Digital’s NFTs is a security could adversely affect its business as well as Galaxy’s investment therein. See “Risk Factors—Risks Related to Our Operations—A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock”; “—A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock”; and “—Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.” See also “Certain Relationships and Related Party Transactions—Other transactions with related parties—Investment in Candy Digital.”
NFT Transactions & Trading Volumes
March 2023 saw more than $670 million in NFT sales across market places, as shown in the figure below.
Emergence of Decentralized Finance
With the development of blockchain networks that can distribute infrastructure roles, costs and reliable recordkeeping of most forms of data, a significant use case for digital assets has emerged in the form of DeFi. DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology reducing the need for the traditional intermediaries, such as banks, brokers or marketplace operators. In many cases, DeFi protocols remove intermediaries and hand control of their upgrades and features to users themselves, through a governance process in which token holders vote on important issues. Common DeFi applications include borrowing/lending of digital assets and providing liquidity, or market making, in digital assets. DeFi applications and ecosystems are demonstrating how public blockchains and smart contracts can revolutionize financial services over time. The benefits of DeFi include increased efficiency and speed for flow of capital, reduced costs for all parties and curtailed human biases, via activities governed by data analysis.

The creation of “The DAO” in 2015 marked the beginning of DeFi, and later led to the use of cryptocurrency for lending and borrowing. MakerDAO, founded in 2015, was the first platform to enable the scaled use of cryptocurrency as collateral for financial arrangements. MakerDAO published its first formal white paper in 2017, introducing the original DAI Stablecoin System, which launched in December 2017.
DeFi’s adoption accelerated in 2020, as platform growth and adoption of cryptocurrencies expanded access to capital for users. This also reduced the need to move funds out of the ecosystem (given availability of financing arrangements to support liquidity needs). The U.S. dollar value of assets locked into smart contracts for DeFi use cases (Total Value Locked or “TVL”) stood at approximately $49 billion as of March 31, 2023, as shown in the figure below. Throughout the failures of centralized digital asset trading platforms and lenders in 2022, DeFi applications performed admirably and without disruption, highlighting the benefits of financial applications devoid of human administrators. While TVL is down significantly from its 2021 all-time highs, we believe the efficacy of decentralized financial applications has never been more apparent.
Total Locked Value in DeFi
Transacting on DeFi
While we recognize the tremendous opportunity presented by DeFi, we also recognize the inherent risks with transacting on digital asset trading platforms and protocols that are not managed by traditional intermediaries.
To limit the potential risks with transacting through DeFi, we perform a risk assessment and thorough due diligence on each DeFi protocol or platform we transact upon.
Such risk assessment and due diligence involves senior executives, including members of the legal and compliance, finance, operations, risk, technology and security departments.
Our transactions on DeFi protocols involve the provision of and access to liquidity of various types of digital assets using liquidity pools. Where we provide liquidity, we earn a reward, which is also known as yield farming. We also utilize DeFi protocols for lending and borrowing of digital assets on a fully collateralized basis.

We transact on DeFi protocols and platforms solely on a proprietary basis, and do not provide our customers access to DeFi protocols. In order to transact on any such DeFi protocol or platform, we require the following pre-trade procedures:
•A comprehensive understanding of the underlying protocol or platform, which may include a review and analysis of the whitepaper and software architecture, the pricing oracles and the blockchain infrastructure.
•The identification of the relevant smart contracts and the underlying, dependent smart contracts where our assets will be deployed.
•A review of the security framework of the protocol or platform’s underlying smart contract construction, which may include utilizing third-party audit reports, if available.
•An evaluation of any custody implications and operational workflows with regards to the disbursement of digital assets within each protocol or platform so that we are able to maximize security controls.
•A historical AML/Know your transaction (“KYT”) review and analysis of the digital assets deposited and withdrawn on the protocol or platform.
•Setting balance and/or exposure limits to any single contract address.
After the initial deployment of assets to a protocol or platform, we require the following post-trade procedures:
•Continuous security monitoring of the protocol or platform, utilizing third party tools that identify vulnerabilities and live exploit exposure.
•Continuous AML/KYT monitoring of the digital assets deposited or withdrawn for any protocol or platform where our assets are deployed.
While we intend to only transact on DeFi protocols or platforms that allow us to implement our AML/KYT controls, there can be no assurance that we will not lose assets as a result of an exploit or an attack and it is possible that we may inadvertently transact on a protocol or platform that includes bad actor participants. See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” for further discussion of the related risks.
Certain DeFi protocols also include native digital assets that provide their holder with certain governance rights over the operation of the DeFi protocol. While we have voted on certain governance proposals in the past, we have not voted on any such proposals recently, and are assessing the legal and regulatory consequences of exercising such rights in the future in light of recent CFTC enforcement activity. See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets—DeFi protocols and digital assets used in DeFi protocols pose heightened regulatory concerns even beyond those that face digital asset networks and digital assets generally” for further discussion of the related risks.
Limitations of the Current Financial System that Created the Conditions for the Ecosystem’s Development
The infrastructure, laws, and processes of our current global financial system are complex, costly, and limit accessibility for many. The systems themselves vary significantly from country to country, are linked through a complicated network of intermediaries, and are controlled by centralized authorities with disparate politics, priorities, and policies. These complexities can lead to roadblocks for global commerce, unequal access to savings and payments technologies, barriers to innovation, and inefficiencies that hamper everyone from retail users to multi-national organizations. The current global financial system solves for this through a patchwork network of banks, custodians, central clearing organizations, payments networks and financial market-makers, but these intermediaries add cost and friction for capital and innovation—they reduce access by the average person and help to aid in the accrual of high rents to the largest and already most wealthy market participants. Blockchain technology and cryptocurrency have emerged as solutions to many of the limitations of the existing global financial system, including:
•Slow and Costly Flow of Funds: According to The World Bank, the average cost of cross-border global remittance was equal to 6.3% of the value of the transaction as of the third quarter of 2022. Using banks as remittance service providers was even more expensive, at an average cost of 11.7% in the same period. This is because sending money globally typically requires service providers to coordinate and make guarantees with multiple third-party financial institutions on behalf of the customer, which adds cost to compensate the involved counterparties and can lead to long settlement times for customers.
•Significant Underbanked Populations: Bank accounts are the default mode for accessing today’s global financial system. However, unbanked and underbanked populations have been a constraint of the existing financial system. According to the World Bank, 1.4 billion people globally did not maintain bank accounts due in large part to related fees and minimums set by banks as of 2021. According to the FDIC, in the United States alone, an estimated 4.5% of households (approximately 5.9 million) were unbanked as of 2021. Moreover, as of 2021 an additional 18.7 million U.S. households were considered underbanked, meaning they have bank accounts but need to resort to non-traditional financial services providers such as payday lenders or check cashers to meet their financial obligations. The FDIC also believes the unbanked population skews heavily toward minority, disabled, and less educated communities.
•Monetary and Fiscal Policy Have a Significant Impact on Asset Values: Central banks have wide-ranging mandates to adjust monetary policy to meet the goals set by the governing leaderships of their respective countries. As goals can change based on political leadership, economic instability and reductions in the value of assets held in related fiat currencies are potential outcomes. Moreover, the interconnected nature of a centralized financial system can expose central banks, monetary policy authorities and other institutions to systemic risk, as evidenced by the cascading effects that modern-era financial shocks in 2007-08 and 2019-20 had on the global financial markets. Blockchain technology has enabled the creation of alternative global monetary systems, which has opened-up monetary policy for innovation, with the Bitcoin network as the most recognized example. Alternative non-state monetary systems allow for investor and user choice and can protect against central-bank or policy-led inflation of fiat. In contrast, bitcoin is designed not to be inflationary, with predefined maximum supply.
Varied financial technology companies attempt to offer solutions to these wide-ranging problems. However, often these solutions are layered on top of, or rely heavily on, the same legacy financial infrastructure. As a result they are typically limited in how they can fundamentally solve for these systemic problems without adding or replacing costs, complexity, and time. Blockchain technology seeks to attack the problem from its foundation.
The History of Bitcoin and Digital Assets
Creating a digitally native currency has been a goal of internet pioneers for decades. Early on, an experimental HTTP error status (“402: Payment Required”) was added in anticipation of a native internet currency, though it remains unused today. For the last 40 years, cryptographers have worked to develop digitally scarce money based on cryptography. Much of their work was also used throughout the internet technology stack and enabled the development of secure computing and the rise of e-commerce. Cryptocurrencies like bitcoin are a natural step in the progress of global networking, a continuation and evolution of the broader internet project, as demonstrated in the figure below.

Bitcoin Prehistory
Bitcoin debuted in 2009 when a pseudonymous person or group known as Satoshi Nakamoto released the first iteration of the Bitcoin software. Satoshi Nakamoto sought to create a new digital currency, one that was public, global and could not be controlled by any single authority. Bitcoin remains the oldest and most valuable public blockchain protocol. The original goal of Bitcoin, as outlined by the seminal white paper Bitcoin: A Peer-to-Peer Electronic Cash System, was to create a purely peer-to-peer electronic system without relying on intermediaries or financial institutions by using a distributed ledger, an ongoing hash-based timestamp mechanism and cryptographic digital signatures. Bitcoin addressed the issue of achieving distributed consensus in a potentially adversarial environment (otherwise known as the Byzantine Generals Problem, in which a network must agree on decisions despite the presence of imperfect information) and the double-spend problem (a flaw of pre-existing digital cash systems, including the traditional banking system, in which the same asset can be spent more than once). Although Bitcoin was the first established cryptocurrency, Satoshi built upon the innovations of the Cypherpunks, incorporating concepts pioneered by famed cryptographers like Hal Finney, Adam Back, Wei Dai, and David Chaum, and innovating on previous attempts to create digital cash like B-Money and Bit Gold, which were formulated but never fully developed or deployed.
Bitcoin transactions must be confirmed by the Bitcoin network. The Bitcoin network is a network of computers, with each computer individually referred to as a node. Transactions are broadcast to the network by users and nodes, who seek to transfer bitcoin or messages, and are batched together in “blocks.” Nodes on the Bitcoin network that seek to confirm transactions, sometimes referred to as “miners”, approve these blocks by using computing power to solve a difficult, cryptographic puzzle. Once a solution to the puzzle has been found, the block and the transactions within them are confirmed by the network and added to Bitcoin’s ledger. The Bitcoin network adjusts the puzzle’s difficulty up or down to ensure that blocks are produced every 10 minutes on average. The blocks are cryptographically bound together in a chronological “chain,” hence the term “blockchain.” (It’s worth noting that Satoshi called this a “timechain”). See the section titled “Information about Galaxy—Bitcoin Prehistory—Attributes and Features of the Bitcoin Network” in this prospectus for more information.
Since Bitcoin’s launch, the network and its use have grown significantly. An explosion of alternative public blockchains has followed in its wake, with many developers and cryptographers tweaking Bitcoin’s parameters or inventing wholly new forms of distributed ledger technology to meet different use cases. While several promising alternative blockchains have emerged, none has grown as large in terms of value, use, and developer mindshare as Ethereum, the world’s largest blockchain focused on general purpose computation. While concepts like tokenization and NFTs began on Bitcoin, they’ve flourished on Ethereum. Ethereum is home to the largest share of newer application categories like Decentralized Finance (DeFi), and Ethereum developers have also made and continue to make substantial contributions to blockchain technology innovation, particularly in the realm of scaling. While other alternative blockchain networks have gained popularity and built credible ecosystems, bitcoin and ether together account for more than 65% of the asset class’s market capitalization today.
Attributes and Features of the Bitcoin Network
•Proof-of-work Security Mechanism:     The consensus process by which miners perform computations is also known as “proof-of-work.” Miners who solve blocks and confirm transactions are rewarded with newly minted bitcoin and the transaction fees paid by users whose transactions are included in the block. The process is completely open, with anyone able to submit hash rate to the network and participate in mining. The invention of an open consensus mechanism was a major step forward for distributed computing.
•Difficulty Adjustment with Proven Track Record of Resiliency.     The bitcoin mining difficulty adjustment ensures that blocks are produced approximately every 10 minutes, an essential feature that helps maintain Bitcoin’s network stability, security, and predictable monetary policy. The strength of the design has kept Bitcoin’s block times extremely consistent over more than 10 years despite enormous network expansion and even disruptions. As a notable example, China enacted a crackdown on bitcoin mining in June and July 2021, which caused many Chinese bitcoin miners to shut off their machines. The network’s available mining processing power (“hash rate”) dropped more than 50% in a short period of time, causing the time between blocks to briefly grow well above the 10-minute target. However, Bitcoin’s difficulty adjustment automatically reduced the mining difficulty, allowing those miners who had remained on the network to find blocks more easily, which brought block times back to the 10-minute target, as seen in the figure below. Despite an enormous disruption caused by one of the world’s biggest centralized actors, the Bitcoin system automatically adjusted and continued functioning as normal.
•Fixed Coin Supply:     Nakamoto designed Bitcoin to have a maximum supply of 21 million coins, and the amount of newly minted bitcoin awarded to miners halves every 210,000 blocks (approx. every 4 years) until a total supply of 21 million is reached. Bitcoin’s fixed supply is one of its most distinguishing features and gives it the “hard money” properties that have led some proponents to label it as “digital gold,” as demonstrated in the figure below that shows bitcoin’s supply versus the annualized inflation rate.

Bitcoin’s Stability and Predictable Monetary Policy
•Decentralization That Adds Security:     Miners compete to solve the puzzle, generate blocks, and win the associated reward and fees. The race among miners to add processing power is a feature of Bitcoin that keeps the Bitcoin network secure. The protocol underlying Bitcoin operates safely so long as no single entity gains control of more than 50 percent of the available hash rate. Anyone can join the network as a miner, and bitcoin mining has proliferated around the globe. The network itself is becoming more transparent with the entrance of publicly traded mining companies. The growth in and wide distribution of hash rate makes it continuously more difficult and expensive for a nefarious miner to gain control of more than 50 percent of the network’s processing power, and hash rate is expected to become less jurisdictionally concentrated in the coming years, making the network even more secure.
•Adoption That Correlates to Network Security and Evolution:     Since January 2016, the hash rate of the network has increased from less than 1 exahash/second (EH/s) to about 330 EH/s as of March 31, 2023, as seen in the figure below. The growth in network hash rate indicates a significant increase in network security and the continued development of the infrastructure that underpins Bitcoin.

Bitcoin Mining Hash rate
•Full On-Chain Visibility and Single-Direction Flow of Transactions:     The Bitcoin blockchain is a distributed database where anyone can independently verify the chain of ownership of every bitcoin amount, the holdings and historic transactions of all wallets, and the contents of the historical database (albeit on a pseudonymous basis). Each Bitcoin network node stores its own copy of the blockchain, which prevents a bad actor from manipulating the network and maintains the integrity of the network. The Bitcoin ledger has been developed to be tamper-proof and immutable, as transaction data or balances cannot be changed.
Our Business Model
We’ve constructed our business around three core pillars:
(1)Our operating segments complement and reinforce each other;
(2)Our services meet institutional client needs throughout their lifecycle of adoption of digital assets; and
(3)Our exposure to digital assets, through both direct cryptocurrency holdings and equity positions in other participants, allows us to remain informed about the direction of this dynamic sector, while delivering growth in shareholder value as global adoption of digital assets accelerates.
We focus primarily on the digital assets industry, leveraging our leadership’s nearly 10 years of cryptocurrency investing experience to develop, deploy, and support innovative products and services for institutions participating in the cryptoeconomy. We have established strong brand recognition from both the crypto-native community and traditional institutional leaders.
We apply a compliance-first mindset to our business by focusing on embedding all of our products and operational processes with robust recordkeeping and risk management. We have structured our businesses to move quickly while operating an institutional-grade compliance infrastructure that our clients have come to expect. This has enabled our businesses to provide reliable service through varied market conditions.
We continuously evolve with the broader digital assets ecosystem and aim to maintain a “crypto-blue-chip” leadership team comprised of veterans from Wall Street and Silicon Valley. Our existing team consists of experts spanning the capital markets, asset management, technology, investing and venture capital businesses.
We have completed a number of successful acquisitions that have diversified Galaxy’s product offerings and revenue sources. This included acquisitions of two leading cryptocurrency trading firms in November 2020

(DrawBridge Lending and Blue Fire Capital, since rebranded to “Quantitative Principal Trading”), which augmented GGM’s suite of product offerings and added veteran trading and lending talent to its leadership team. We acquired Vision Hill in May 2021, a premier investment consultant and asset manager in the digital asset sector. In December 2022, we acquired the Helios bitcoin mining facility and its operations from Argo Blockchain. Most recently, we completed the acquisition of GK8, a secure institutional digital asset self-custody platform, from Celsius in February 2023. We continue to use our scale, expertise and balance sheet to identify and execute acquisitions across our business lines. Set forth below is a brief summary of our recently acquired businesses and the products and services which they provide.
DrawBridge Lending
DrawBridge Lending offers two products: (i) fiat loans collateralized by cryptocurrency and (ii) commodity pools. With its fiat loans product, DrawBridge Lending offers short-term non-recourse cash loans collateralized by cryptocurrency, whereby borrowers deposit the cryptocurrency collateral into a third-party custodian account, and DrawBridge Lending issues a low interest rate fiat loan. DrawBridge Lending may also hedge its exposure to the loan. The commodity pools product line was comprised of (a) the Galaxy DBL Smart Beta and (b) the Galaxy DBL Crypto Vol. The Galaxy DBL Smart Beta is a commodity pool offered only to Eligible Contract Participants (“ECPs”) (as defined under the Commodity Exchange Act) who invest cryptocurrency in the fund. The pool is designed to produce yield on in-kind cryptocurrency investments by selling short calls or entering into option collars fully covered by the in-kind investment. No leverage is permitted in this fund and all options are fully covered by the cryptocurrency investments. The pool is structured so as to segregate each investor’s investment, returns and losses from those of each other pool participant. The Galaxy DBL Crypto Vol is a second commodity pool that is only offered to Qualified Eligible Participants (as defined under Commodity Futures Trading Commission Rule 4.7) who qualify as ECPs. This pool offers a range of cryptocurrency and digital asset options strategies, including the purchase and sale of cryptocurrency options. The Galaxy DBL Crypto Vol pool is designed for more aggressive strategies that deploy leverage to invest in OTC cryptocurrency options and other digital assets. All options are purchased and sold on the OTC market through ISDAs. In addition, digital assets are held by third-party custodians.
Quantitative Principal Trading
Blue Fire Capital Europe Cooperatief U.A. DBA Quantitative Principal Trading (“Quantitative Principal Trading” or “QPT”), registered in the Netherlands, is a proprietary quantitative trading firm operating as a wholly-owned subsidiary of Galaxy. QPT’s trading activity is conducted on digital asset trading platforms globally as well as the CME, where trading strategies utilizing the proprietary trading system and proprietary capital are deployed. Additionally, QPT also provides liquidity to Galaxy’s internal execution platforms, and does not otherwise offer or provide any standalone products or services to outside parties.
Vision Hill
Following the acquisition of Vision Hill, a premier investment consultant and asset manager in the digital asset sector, Galaxy Vision Hill (“GVH”) was formed. GVH is an institutional-grade, multi-manager crypto fund of funds, or FOF, platform. The GVH Multi-Strategy FOF is a global, multi-strategy FOF investing in established cryptocurrency hedge funds. This product provides a dynamic and data-driven approach to manager selection, allocation and risk management. GVH Multi-Strategy FOF has diversified exposure across four pillars: fundamental, quant directional, market neutral and tactical beta. GVH Market-Neutral FOF is a global FOF investing in roughly 15 high-quality, market-neutral managers seeking to achieve uncorrelated, low beta returns relative to broader cryptocurrency market directionality. It aims to capitalize on nascent market inefficiencies and yield opportunities and deploys sub-strategies including arbitrage, basis trades, HFT, derivatives, credit and yield strategies. Finally, GVH Venture FOF is a global multi-manager venture FOF franchise that invests in the long-term disruptive nature of blockchain technology and Web3. GVH Venture FOF focuses on Web3, DeFi, Metaverse, NFTs/digital goods, gaming/P2E and infrastructure and services. This product diversifies venture exposure across sub-sectors, geographic focus and investment stages.

Helios
On December 28, 2022, Galaxy acquired the Helios bitcoin mining facility and its related operations from Argo Blockchain plc. Helios is a large-scale bitcoin mining facility located in Dickens County, Texas, that has the ability to operate up to 180 megawatts (MW) of mining capacity.
Galaxy is diversified across both institutional client-focused operational business lines and direct investments in the digital asset ecosystem, which ensures we benefit from most innovations and developments as the ecosystem grows and matures.
GK8
On February 21, 2023, Galaxy acquired the assets of GK8 from Celsius Network LLC. GK8 is a secure institutional digital asset self-custody platform operated through Galaxy GDS Crypto Technologies Israel Ltd, providing customers with software technology that allows them to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. It is a leading technology provider for institutions looking to self-custody their digital assets with the highest possible security, using patented technology designed to safely store cryptocurrencies and execute blockchain transactions.
Our Opportunity
Our opportunity is to continuously address the full needs of institutions and Qualified Individuals, as they adopt digital assets and seek cutting-edge insights into where and how blockchain technology is reshaping legacy intermediary-driven systems.
The cryptoeconomy experienced rapid growth in 2021 driven by the simultaneous widespread adoption of digital assets, expanded use of cryptocurrencies and broader blockchain innovations including DeFi and the growth of NFTs as a prominent form of tokenization. The initially retail-driven adoption of cryptocurrencies has evolved to include institutional holders, utilizing digital assets as both a store of value and for commercial applications. The number of world wide individual cryptocurrency users was 425 million as of January 2023, up from 295 million in January 2022.
Our operational business lines both facilitate client adoption of digital assets and fulfill their needs across the lifecycle of the cryptoeconomy. We also invest directly in the asset class via digital assets and cryptocurrency holdings and strategic venture capital investments.
Asset Prices, Investment Trends, and Adoption Milestones Point to Strong Secular Tailwinds
According to Galaxy Research, bitcoin’s trailing five-year compounded annual growth rate reached 32% as of March 31, 2023. According to Galaxy Research, there was nearly $6 billion of venture investment activity in cryptocurrencies and blockchain startups in 2020. This trend continued in 2021 with over $32 billion of investment activity in cryptocurrencies and blockchain startups, and in 2022 with $30 billion of investments activity. Despite a drawdown in digital asset prices and rising cost of capital affecting venture investment across all sectors, there was $2.4 billion of venture investment activity in the three months ended March 31, 2023 alone.
The industry’s evolution has been marked equally by the robust pace of investment and the incorporation of cryptocurrency and digital assets services at companies within the technology, industrial, and financial technology sectors. Despite the recent downturn in venture capital investing due in part to higher interest rates, we have identified opportunistic investments in our Digital Infrastructure Solutions segment that we believe will position us to capitalize on subsequent market recovery.

We believe there are decades of growth ahead for digital assets

Key Trends

15% of Adults in the United States Hold Crypto[1]

425M Global Crypto Users (up from 295M in January 2022)[2]

$14.8T of bitcoin value transferred in 2022[3]

$2.4B Invested by VCs into crypto startups in Q1 2023[4]

Expansive addressable market

$144T
Global Money Supply[5]
$13.6T
U.S. Tech and Financials Combined Market Cap[6]
$13.2T
Gold Market Cap[7]
$1.2T
Crypto Market Cap[8]

(1) "Cryptocurrency adoption in 56 different countries wordwide," Statista, (April 2023.) (2) "Global Cryptocurrency Owners Grow to 425 million through 2022," Crypto.com (January 2023). (3) Coin Metrics(March 2023). (4) Pitchbook (March 2023). (5) Broad money is the sum of currency outside of banks; demand deposits other than those of the central government; the time, savings, and foreign currency deposits of resident sectors other than the central government; bank and traveler's checks; and other securities such as certificates of deposit and commercial paper. The World Bank (2020). (6) FactSet market data for combined US technology services and finance sectors as of March 31, 2023. (7) Chart Market Capitalization of Gold and Bitcoin, in USD trn, In Gold We Trust (2023) (8) Represents coinmarketcap.com total cryptocurrency market capitalization quoted price as of 23:59 UTC on March 31, 2023, for total market capitalization.

Expansive Addressable Market
According to Fidelity Digital Assets, more than 70% of institutional investors plan to buy or invest in digital assets in the future. We believe the serviceable Total Addressable Market (“TAM”) is expansive, given the continued adoption of digital assets and blockchain technology by individuals and institutions globally and the robust pace of venture investment in crypto-related companies and directly in blockchain projects. We also believe the addressable market opportunity is largely untapped and has the potential to increase exponentially as applications of blockchain technology for facilitation of broader trade and commerce become a reality.
Our Growth Strategy
Our mission is to engineer a new economic paradigm. At Galaxy, we are connecting financial expertise with technological sophistication, institutions with Web3 innovations, and Silicon Valley agility with Wall Street savvy.
We believe the adoption of digital assets, cryptocurrencies, and blockchain technology remains at an early stage, based on investment trends and prevalence within the financial and technology sectors. Between our operating businesses and our investing activities, we seek to gain exposure to the most critical parts of the cryptoeconomy. The breadth of expertise we gain from that exposure supports our goal of being the first call and one-stop platform for institutions and Qualified Individuals looking to access and utilize features of the sector. Our positioning also increases the likelihood that we participate in the upside resulting from widespread adoption of most use cases for digital assets, as compared to platforms that focus on a subset of opportunities. Our growth strategy is focused on the following:
•Deepening Relationships with Existing Clients: We see significant opportunity for organic growth through increasing adoption of crypto-related services and products by existing clients. We have over 960 trading counterparties, and numerous other clients across our three operating businesses today, the majority of which only utilize one of our products and services.

•Adding New Clients: Each of our client-facing business lines is comprised of dedicated product development, sales, and distribution team members. We operate our business intending to be the platform of choice for new clients entering the ecosystem and make relationship development and management a top priority for our sales and distribution team members. Our development and execution teams work with our distribution team members to ensure we continuously offer high-quality, in-demand products to clients, and that we remain competitive across our Global Markets, Asset Management, and Digital Infrastructure Solutions offerings. We are incrementally growing our global presence with the buildout of a sales and distribution effort in Europe and Asia, staffed by a regional management team hired in 2021.
•Client-Centric Product Innovation: We have invested significantly in the development of a unique, integrated single-dealer platform and prime services offering so that clients can navigate the cryptoeconomy with an unfragmented set of solutions. This focus on product innovation and track record for building solutions in an ecosystem that demands bespoke development sets us apart as a platform.
•Diversified Revenue Mix: We are still early in our monetization journey, and as investment has accelerated ahead of adoption, our results to date have reflected outsized benefit and detriment from valuations of our principal holdings of digital assets and venture portfolio companies. By scaling and investing in our three existing operating businesses, our capital allocation and resulting revenue generation will evolve to reflect the growing permanent and repeatable adoption of cryptoeconomy services.
•Expanding Into Additional In-Demand Products and Technologies: The digital assets, cryptocurrency, and blockchain industry continues to expand and we are well-positioned to develop new businesses and products as the industry matures. Our close partnerships with industry leaders and ecosystem innovators across the breadth of the cryptoeconomy have allowed us to examine thousands of potential opportunities to widen our exposures in-line with innovation and development trends across the ecosystem. This vantage point allows us to incubate, support, and scale ideas that we believe can ultimately crystalize into new and compelling businesses to offer to our clients. We have actively participated in the research and development of applications with strong adoption signals, such as NFTs through Candy Digital, and various DeFi platforms through investments in portfolio companies. We also see opportunities to benefit from additional developments across Layer 1 and Layer 2 infrastructure. Product development continues at a robust pace within the cryptoeconomy, and we will continue to invest and participate to ensure we know how to best serve clients across our platform and within the ecosystem.
Our Material Challenges, Obstacles and Risks
We are operating in a new industry that is highly innovative, rapidly evolving and characterized by healthy competition, experimentation, changing customer needs, and the frequent introduction of new products and services. It is subject to uncertain and evolving industry and regulatory requirements. Our business model is largely dependent on digital assets and the broader cryptoeconomy. Our operating results have and will continue to fluctuate due to a variety of factors, including the highly volatile nature of cryptocurrencies. While we believe we are well-positioned to capitalize on market opportunities made possible by the rapid evolution of the digital assets ecosystem, due to the relatively nascent stage of our industry and other challenges that we face, our business model also presents certain material risks. For a further discussion of these risks, see “Risk Factors—Risks Related to our Operations” in this prospectus.
All participants in the cryptoeconomy, including direct investors, consumers and providers of goods and services related to this industry, may be subject to additional costs associated with participating in this industry, as compared with participation in established commerce, due to the rapidly evolving landscape. The potentially higher costs associated with the cryptoeconomy include, but are not limited to, elevated legal and financial advisory fees, use of significant resources to monitor and maintain compliance with applicable laws and regulations, as well as elevated and unpredictable costs of custody, transactions, insurance and theft. Other material risks specific to this industry include a lack of adoption or acceptance of digital assets and blockchain technology, the volatile prices of digital assets, exposure to malicious actors and platform vulnerabilities, and uncertainties in the tax and accounting treatment of digital assets, among others. For a further discussion of these risks, see “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets” in this prospectus.

Competition
We operate in a rapidly evolving industry, and accordingly, we expect competition to further intensify in the future as existing competitors introduce new products or enhance existing products, and as new competitors emerge. We compete against a number of companies operating both within the United States and abroad, both those that focus on traditional financial services and those that focus on crypto-based services. Among our discrete business lines, we face competition from the following sources:
•Global Markets.     Our trading business within the Global Markets segment competes with an inter- and multi-national set of spot, prime, proprietary, and derivatives OTC providers and exchanges, and our lending business competes with a variety of both traditional and non-traditional financing suppliers. Our business lines also compete against DeFi lending and trading platform protocols and applications. Our investment banking business competes with investment banking advisory teams and firms ranging in size and scope, from boutiques focused on the crypto or fintech sectors to bulge bracket providers of advisory and underwriting services across multiple sectors and asset classes.
•Asset Management.     Our asset management business competes with other traditional and crypto-native asset managers that provide both retail and institutional clients passive, active and venture exposure to digital assets and blockchain companies in the ecosystem. Our venture investments business competes with an inter- and multi-national set of investment firms that include crypto and blockchain venture firms, generalist venture capital firms with dedicated crypto funds, and growth investors investing in equity, debt, and cross-asset structures.
•Digital Infrastructure Solutions.  Our mining business within the Digital Infrastructure Solutions segment competes with other proprietary miners, public and non-public mining companies, as well as companies offering financial services, hosting, and infrastructure to miners. Our custody technology product offered through GK8 within the Digital Infrastructure Solutions segment competes with other self-custody solutions, and with managed-custodial solutions and custodial banks that hold digital assets. Our validator business within the Digital Infrastructure Solutions segment competes with other proprietary staking infrastructure providers.
Sustainability Program Oversight
Galaxy is committed to responsible Environmental, Social and Governance (ESG) practices as we build our business and help shape a new economic paradigm. Galaxy is led by a diverse, knowledgeable, and experienced board of directors with deep expertise in capital markets, asset management, digital assets, investing, ESG, and technology. Our board of directors and its Compensation, Corporate Governance and Nominating (CGN) Committee oversee our sustainability framework, strategy, and objectives. The board of directors and its CGN Committee are informed through, at a minimum, quarterly Board of Director meetings and annual reports from the ESG Steering Committee.
Our ESG Steering Committee, comprised of senior executives across business lines and key functions, executes and continuously improves our ESG program initiatives. The ESG Working Group is staffed by representatives from key business lines and corporate functions. Both the ESG Steering Committee and Working Group meet on a monthly basis. Our focus on staffing and our dedicated time commitment across our organization evidences our leadership’s commitment to advancing Galaxy’s sustainability program.
Galaxy’s program adheres to the Sustainability Accounting Standards Board (SASB) and the GRI Sustainability Reporting Standards.
Key priorities of our ESG program are to:
1.Manage and improve our environmental footprint by integrating sustainable practices and increasing the use of sustainable energy across our businesses, with a particular focus on Mining.
2.Foster a diverse, equitable, and inclusive culture for our people, our stakeholders, and the broader crypto community.
3.Establish strong corporate governance to maintain a culture of integrity—all while creating value for shareholders and stakeholders.
ESG Materiality Assessment
We completed our first ESG materiality assessment to identify focus areas that are key to our long-term business strategy. The results of the ESG materiality assessment help shape our sustainability program strategy, prioritize our areas of focus, and ensure that our reporting is aligned with addressing the ESG issues of greatest importance. We will reevaluate these results on an on-going basis.
Our ESG materiality assessment process included the following steps:
•Identify:     We reviewed various ESG frameworks, standards, raters, and cross-referenced our peers’ strategies to understand the current ESG landscape and identified potential material ESG topics.
•Categorize:     We refined a list of potentially material ESG topics, and categorized as an “environmental,” “social,” or “governance” issue.
•Assess Impact:     We explored each material ESG topic in detail to understand its relevance to our business and our stakeholders.
•Gather Feedback:     We engaged key stakeholders, including subject-matter experts, employees, and external stakeholders, to receive feedback on material ESG topics. After gathering feedback, the results were plotted on a graph to create an “ESG Materiality Matrix.”

•Engage Management:     The ESG Working Group and Steering Committee reviewed the ESG Materiality Matrix, and it was then approved by the board of directors.

HIGH
Business Resilience and Risk Management
Corporate Governance
Cybersecurity
Public Policy Practices and Government Engagement
Business Ethics and Compliance
Employee Diversity, Equity, Inclusion, and Belonging
Climate Change, Energy and GHG Emissions
ESG/Sustainability Strategy
Employee Development, Engagement, and Retention
Human Rights
Employee Health and Safety and Working Conditions
Waste Reduction and Recycling
LOW
HIGH
External Stakeholder Perspective
(Prioritization Level)
Internal Stakeholder Perspective
(Prioritization Level)
ESG Material Topic Categories:
Environmental
Social
Governance

Diversity Initiatives
Our Diversity, Equity, and Inclusion (DEI) strategy is driven by our DEI principles, which are deeply rooted in our people, culture, and business. Our DEI strategy is overseen by the board of directors and the ESG Steering Committee, of which our Chief Diversity, Equity, Inclusion and Culture Officer (CDCO) is a member. The CDCO partners with the CEO, Senior Executive Team, and ESG Steering Committee to provide subject matter expertise and internal consultation across business lines and key functions to execute our multi-year DEI strategy.
Galaxy operates in an innovative and dynamic industry, and our hiring and talent needs are growing accordingly. We have established strategies to promote diverse hiring, development, advancement, and retention, and our ability to attract top-tier talent is at the forefront of how we operate. We have established a diversity policy to ensure diverse hiring, development, advancement, and retention. We recognize diverse talent is not only an important social obligation, but also a critical component in creating value, achieving our objectives, and delivering results for our stakeholders. We believe diversity mitigates the risk of groupthink, provides the opportunity to benefit from all available talent, and enhances organizational strength, problem-solving ability, and opportunity for innovation. Through headcount forecasting and succession planning, we have defined a roadmap for increasing diverse representation. Our focused Employee Resource Groups reflect the diversity of Galaxy. We have established seven of these groups, representing employees who identify as Asian and Pacific Islander, Black, LGBTQIA+, Women, LatinX, those in executive assistant positions, and one dedicated to promoting and supporting mental health.
As a part of our New Hire Onboarding Program, all new hires are assigned onboarding buddies and advisor networks to help acclimate them into Galaxy. Buddies are designated employees that take new hires out to coffee and lunch during their first week, conduct an office tour, introduce them to co-workers, and answer any office-related questions. Advisor networks are groups of employees that a new hire can look to for advice on navigating Galaxy.

Our programs and resources promote health and productivity to unlock our people’s potential. We offer competitive and equitable compensation and forward-looking benefits to best serve our employees in all areas of their lives. We view compensation and benefits as critical tools for attracting, developing, engaging, and retaining our workforce.
We provide opportunities for our employees to learn and develop in both formal and informal settings. Galaxy allocates significant resources to employee development and training. We have launched our six-month Mentorship Program for our incoming analyst class, where each mentor and mentee pair meet monthly and receive training and a dedicated budget for mentorship materials and outings. Additionally, we have implemented monthly People Manager Training sessions for all people managers, to ensure managers are properly managing their direct reports.
Bitcoin Mining
We believe Bitcoin innovations will permeate and improve all aspects of our global economy. Mining mines bitcoin on a proprietary basis and a key element of our business strategy is sourcing sustainable energy and promoting and educating on sustainable mining practices and its impacts.
Galaxy is a founding member of the Bitcoin Mining Council, a voluntary and open forum of bitcoin miners committed to the network and its core principles. The Bitcoin Mining Council believes that transparency around energy usage for mining is important and agree to voluntarily share their energy mix and total hashrate for research and educational purposes.
Culture and Employees
•Our people are our greatest asset, and employee engagement and satisfaction are a hallmark of our innovative company culture.
•Our success depends on our ability to attract, retain, develop and motivate highly qualified people.
•We strive to foster an innovative culture as we further build our business and expand our products and services, and we view our human capital-related initiatives as an ongoing priority.
•We are committed to fostering a diverse, inclusive, equitable and healthy environment for our people, our stakeholders, our clients, and our communities.
•We attract curious, innovative, entrepreneurial, creative and highly-motivated people, from best-in-class companies across Wall Street and Silicon Valley, and from ‘crypto-blue-chip’ firms.
•As part of our inclusive culture, we hold regular all-hands meetings during which senior management provides business and market updates, and where any employee can ask questions.
We have hired professionals with significant experience in each of our businesses and our operations. As of March 31, 2023, we have 417 full-time employees worldwide, with over 320 employees in the United States. None of our employees are represented by a labor organization or are a party to a collective bargaining arrangement. We work to identify, attract, retain, and develop employees who are aligned with and will help us progress with our mission. We seek to provide competitive cash and equity or equity-based compensation. We believe we have a good relationship with our employees and that our unique, strong culture of innovation differentiates us and is a key driver of business success.
The Company’s officers and directors support the Company’s digital asset trading, digital asset mining operations, asset management and investment banking businesses. Four of the Company’s five most senior executive officers spend approximately 95% or more of their time on general corporate matters and the development and management of the Company’s non-investment company business lines, and 5% or less of their time on matters related to the on balance sheet venture investment business. The remaining executive officer spends approximately 20% of his time, on matters related to the on balance sheet venture investment business, and 80% or more of his time on general corporate matters and the development and management of the Company’s non-investment company business lines.

A number of employees in our trading business have prior experience trading in traditional markets at financial institutions including trading operations and technology development of investment banks, hedge funds, proprietary trading firms and broker-dealers. They have joined Trading to build out its proprietary trading systems and lending business.
We employ individuals in our advisory business with prior experience in leading private placements of securities as a placement agent, providing advice on mergers and acquisitions and acting as underwriter for registered public offerings of equity, debt or other corporate securities in the United States, and supporting the advisory operations.
In addition, a number of employees in our asset management business have experience across portfolio management, trading, sales, operations, and client service from buy-side, sell-side, public and private financial institutions, and experience supporting the asset management operations.
We also employ individuals in our balance sheet venture investments team with significant prior experience in sourcing, researching, negotiating, and executing on early- and later-stage direct private debt and equity investments that have joined Galaxy from a variety of top-tier hedge funds, asset managers and investment banking institutions. The balance sheet venture investment team is focused on proactive origination of strategically relevant private investment opportunities for us across the blockchain and digital asset verticals and is expected to implement and follow institutional quality due diligence processes in making such investments.
Certain employees in our mining business have prior experience in banking, investing and mining at large financial services firms. The mining team is focused on providing a Bitcoin financial services platform for miners—drawing the firm’s expertise in trading and risk management, investing and lending, and corporate advisory under one umbrella, tailored to the needs of the mining sector.
Our Helios bitcoin mining facility is currently staffed by approximately 40 employees who manage its day-to-day operations, and our acquisition of GK8 brought on a team of nearly 40 people, including cryptographers and blockchain engineers.
Finally, certain of our employees focus exclusively on research and understanding, proactively planning for and responding to risks associated with our business and industry. We have also hired experienced professionals in its legal, finance, technology, administrative support and operations areas that support the businesses, and today, have over 200 employees dedicated to corporate activities that support the businesses.
Our Policies and Procedures
We have various policies and procedures in place to prevent self-dealing and identify and address other potential conflicts of interest. Our compliance team reviews potential conflicts of interest with respect to Galaxy and all Galaxy subsidiaries and escalates any conflicts that may arise between business lines or within a business line, as necessary, to a Conflicts Committee, which consists of members of the compliance team and senior management. At the time of employment, all employees are required to disclose their Outside Business Activities (“OBA”). Following the date of employment, prior to engaging in a new OBA, employees must seek and be granted pre-approval for any new OBA and must notify the Chief Compliance Officer ("CCO") if changes are made to previously approved activities. Our compliance team evaluates each proposed activity and concludes as to whether to authorize, impose conditions or limitations, or prohibit the activity. Our compliance team also evaluates the proposed activity to determine whether the activity is properly characterized as an OBA, and, in the case of registered representatives of Galaxy's affiliated broker-dealer, whether it should be treated as an outside securities activity subject to the requirements of FINRA Rule 3280 on private securities transactions. If an OBA is determined to be a securities transaction, the transaction is reviewed for potential conflicts by the manager and CCO. If approved, the activity is subject to ongoing supervision. All employees must attest on a quarterly basis that their OBAs are current, and all employees must attend an annual compliance training where OBAs are discussed and employees are reminded of our policies and procedures. Moreover, as part of our portfolio company due diligence,

GAM deal teams review capitalization tables to identify when we, our affiliates or our employees may have investments in target companies, and potential conflicts are brought to the compliance team for further review.
Additionally, we have instituted policies and procedures designed to monitor and prevent commingling of assets. The GAM-sponsored funds hold OTC trading, custodial and bank accounts in their own names to ensure that our limited partners’ funds are not commingled with our funds or the funds of our affiliates. GPL holds its customers’ cash balances in omnibus client custodial accounts with one or more banks that are members of the FDIC. To the extent that client cash balances are subject to lending arrangements with Galaxy where Galaxy has the right to rehypothecate, the cash for the loaned balances is moved into Galaxy’s accounts with one or more banks that are members of the FDIC. In accordance with its customer agreements, GPL holds client digital assets in omnibus accounts at digital asset custodians. GPL does not itself hold digital assets in custody or hold customer digital assets on digital asset trading platforms. Aggregate client omnibus account balances held with custodians can be viewed on the blockchain; however, specific client ownership of assets is not delineated or viewable on the blockchain. GPL maintains an internal ledger that records and tracks ownership of customer assets on behalf of customers and performs daily reconciliation of total assets maintained in each omnibus account. We maintain separate wallets for our inventory and for purposes of facilitating our non-client businesses. Similarly, separate bank accounts are maintained for our fiat currencies that are segregated from our clients and our affiliates’ bank accounts. Refer to “Information about Galaxy—Safeguarding of Digital Assets” for more information about the procedures in place around the wallets in which digital assets are stored.
Furthermore, we have implemented policies and procedures that are designed to prevent, detect and manage actual, potential or perceived conflicts of interest and breaches of information barriers. We maintain a “restricted list,” which is applied across all of our entities and includes companies for which we may be in possession of, or are likely to come into possession of, material non-public information through some form of engagement or involvement. When a company is placed on our restricted list, trading in the securities or other instruments of such company will be prohibited either on a principal or agency basis, absent authorization from our CCO, until that company is removed from the restricted list. In addition to the risk disclosures we provide on our website, our clients are also provided with affiliate-specific customer agreements that disclose any potential conflicts of interest to our clients, at or prior to the time of the client’s initial transaction and as required by applicable law.
Our policies and procedures are also designed to prevent the unauthorized sharing of material non-public information from business areas that are authorized to receive such information with business areas that are not. We have established information barriers to restrict, manage and control the flow of confidential information between our various business entities and outside parties, including affiliates and different business units (and at times within these business units). Information barriers may include, but are not limited, to: (i) our use of separate legal entities to conduct our business (e.g., GalaxyOne’s reliance on Galaxy for its technology and control functions in accordance with an intercompany agreement), (ii) any physical arrangements, such as those relating to any restriction of access to technology and/or certain areas of the company’s premises and operations, (iii) the segregation of electronic and other data, (iv) the segregation of duties and reporting lines, (v) ongoing surveillance of electronic communication and (vi) policies and procedures designed to manage confidential information and to control, prevent and monitor the transmission of confidential information across business units or affiliates.
We devote significant resources to overseeing the effectiveness of the policies and procedures used to identify, monitor and manage our risks relating to conflicts of interest and commingling of assets. However, it is possible that our policies and procedures may not always be effective and/or we may not always be successful in monitoring and evaluating the risks to which we are or may be exposed in all market environments or against all types of risks in these areas, including unidentified or unanticipated risks. For more information, see the section titled “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters.”
Safeguarding of Digital Assets
We utilize the Fireblocks platform to custody, transfer and secure digital assets. As of March 31, 2023, we utilized Fireblocks to secure approximately 49% of Galaxy’s digital assets associated with our trading businesses. Galaxy and Fireblocks Inc. (“Fireblocks”) entered into an amended license agreement dated July 30, 2021 (“Fireblocks License Agreement”) wherein Fireblocks grants to Galaxy a non-exclusive, non-sublicensable, non-

transferable license to access and use such Fireblocks’ software on a Software as a Service (SaaS) basis and/or mobile application, and all related documentation, manuals and training materials (“Fireblocks Service”) covered by the Fireblocks License Agreement. Most recently, Galaxy entered into a multi-year contract renewal dated September 29, 2022. The current Fireblocks License Agreement expires in September 2024. Through the Fireblocks License Agreement, Galaxy utilizes the Fireblocks platform to custody, transfer and secure our digital assets. Under the Fireblocks License Agreement, Fireblocks does not provide insurance for its digital assets and/or its products, services and operations utilizing the Fireblocks platform. A copy of the Fireblocks License Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and any description thereof is qualified by reference thereto. Fireblocks utilizes a secure hot vault and secure transfer environment to help establish connections between the Partnership’s wallets, digital asset trading platforms, counterparties and networks. Fireblocks utilizes multi-party computation (“MPC”) protection layers to distribute private key secrets across multiple locations to prevent a single point of failure associated with the private keys. The use of MPC prevents private key shards from being concentrated on a single device at any point in time. We utilize the Fireblocks Policy Engine to designate transaction approval policies for digital assets held within Fireblocks vaults. As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signer requirements. All transactions initiated from Fireblocks that fail to meet our predefined criteria per the policy engine are automatically rejected. We also utilize the Fireblocks network as a settlement layer to transact and settle with pre-approved counterparties or entities. The Fireblocks Network utilizes secure enclave technology and data-in-motion encryption to prevent traditional vulnerabilities associated with authenticating wallet addresses. All internal wallets owned by us and external wallets for addresses of our counterparties require multiple approvals in accordance with our whitelisting policy. As such, we settle with counterparties or entities with minimal risk of losing funds due to deposit address attacks or errors.
Fireblocks issues an annual SOC 2 Type II attestation report. We review the Fireblocks SOC 2 report to confirm they maintain a secure technology infrastructure and that their system controls are designed and operating effectively. Additionally, we review our own complementary user entity controls in conjunction with the Fireblocks controls to ensure that applicable trust services criteria can be met. Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated “A” by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date. We currently have an investment interest in Fireblocks in the form of preferred shares.
We also utilize cold storage solutions to self-custody a portion of our digital assets offline. Private keys are generated, backed-up and stored in hardware wallets which are maintained in secured locations. Access to private keys and back-ups are segregated amongst authorized personnel throughout Galaxy to ensure appropriate segregation of duties are maintained. Specific details relating to the Partnership’s private key management protocols remain highly sensitive in nature and are only discussed internally with the appropriate personnel to minimize security threats.
We also utilize third-party custodians to secure certain digital assets predominantly for our customers and our fund investors. These custodians may include: Bakkt Trust Company, LLC (“Bakkt”), Coinbase Custody Trust Company, LLC (“Coinbase Custody”), Fidelity Digital Asset Services, LLC (“Fidelity”), Gemini Trust Company, LLC (“Gemini”), and BitGo New York Trust Company, LLC (“BitGo”). All of these custodians issue annual SOC 1 Type II and SOC 2 Type II attestation reports except for Bakkt, which issues a SOC 1 Type II attestation report. These SOC reports are reviewed annually by Galaxy for control reliance.
Bakkt, Coinbase, Gemini, and BitGo are NYDFS regulated Qualified Custodians, while Fidelity is New York State-chartered. We maintain internal controls to ensure accounts are appropriately created, restricted to designated individuals, and secured. According to their respective SOC reports, each of the custodians utilize wallets secured by dedicated hardware security modules (“HSMs”) and require multi-signature authorization to approve withdrawal transactions. Each custodian provides both online (“warm/hot wallets”) and offline (“cold wallets”) custody solutions tested annually by their SOC auditors.
On an on-going basis, a designated individual from Galaxy reviews and monitors balances maintained at each custodian against internal records to ensure holdings are complete and accurate. Additionally, we perform monitoring and due-diligence procedures on each on an ongoing basis. We review each custodian’s applicable SOC

1 Type II and SOC 2 Type II reports, covering the description of each custodian’s system and the suitability of the design and operating effectiveness of its controls. We currently have an investment interest in Bakkt Holdings, LLC in the form of common stock and BitGo in the form of Class B Voting Units. We may also conduct business, including the extension of loans, from time to time with affiliates of these custodians in the ordinary course.
Our policies, procedures, operational controls and controls over financial reporting are designed to protect us from material risks surrounding commingling of assets, conflicts of interests, and the safeguarding of digital assets and customer funds deposited, transferred or held in custody with third party custodians. Moreover, our GalaxyOne Prime customer agreements provide that UCC Article 8 is applicable to the customer’s digital assets that are credited to the customer’s account with Galaxy and custodied in omnibus accounts maintained by Galaxy with third-party custodians appointed by Galaxy, with an express agreement with the customer that such digital assets will be treated as financial assets for purposes UCC Article 8. UCC Article 8 provides that financial assets held through an intermediary are not property of the intermediary, and are not subject to the claims of its general creditors. See “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters—Our and our third-party service providers’ failure to safeguard and manage our and our customers’ funds and digital assets could adversely impact our business, operating results and financial condition” for more information. We currently utilize custodians with similar protections in their custody agreements and/or that are limited purpose trust companies regulated by the New York Department of Financial Services. While we intend to continue to custody customer digital assets with third party custodians under custody agreements that contain provisions intended to provide similar protections in the event of the insolvency of the custodian and/or at regulated entities, due to the novel nature of the issues there is a risk that in an insolvency of one of our custodians a claim against that custodian in relation to the assets of Galaxy’s customers custodied at that custodian would be treated as an unsecured claim against that custodian.
Digital Asset Trading Platforms
We utilize multiple digital asset trading platforms to assist in conducting digital trading activity. As such, we maintain digital asset balances on the platforms to facilitate operations. Active digital asset trading platforms are domiciled across multiple geographies including the United States, Gibraltar, Panama, Taiwan, Luxembourg, Singapore, Seychelles, South Korea, Japan and Hong Kong. We have a robust due diligence program for all platforms, regardless of domicile or jurisdiction. Each digital asset trading platform is required to provide all information and documentation that is necessary to do business with us. Information security reviews are conducted on each platform to assess data retention protocols, infrastructure, and applicable IT policies and procedures. Designated departments review all documentation to ensure each digital asset trading platform meets pre-defined criteria before providing approval for onboarding. Additionally, we assess security, reputation, and operational risks in our determination of utilizing any digital asset trading platform. Once onboarded, each platform is monitored on an ongoing basis to ensure they maintain compliance with required legal and regulatory standings.
As part of our control procedures, certain individuals are designated to administer and provision users with digital asset trading platform access and secure accounts per IT security protocols. Upon opening a new account, passwords, application programming interface (“API”) keys, and multi-factor authentication mechanisms are created to secure credentials under our Password and Multi-Factor Authentication Policy. Credentials are managed in secured locations and are only made accessible to authorized personnel with privileged access. Address management features are utilized in accordance with each platform and require withdrawal addresses to be whitelisted and approved by authorized individuals. This prevents the withdrawal of digital assets held on the trading platforms to any address that has not been internally verified.
Digital asset trading platform balances are aggregated via live API feeds to ensure risk exposures are monitored across the Partnership’s positions.
Digital asset trading platform accounts with material balances are integrated within the Fireblocks platform; the integration allows for authorized users to initiate digital asset trading platform withdrawals directly from Fireblocks to dedicated vault accounts within the platform. We maintain contingency plans to securely transfer digital assets off platforms to pre-defined wallets and vault accounts. On an ongoing basis, we assess our risk exposure based on current market conditions and our digital asset positions. To date, no known security breaches have occurred with any of our digital asset trading platform accounts which have resulted in a loss or theft of digital assets. We perform reconciliation procedures to review digital asset trading platform balances, trades, and fees against internal and third-party records to ensure digital asset holdings are complete and accurate.
Our activities may expose us to a variety of financial and other risks, including credit risk, interest rate risk, liquidity risk, foreign currency risk, market risk, digital asset risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others. See “Risk Factors—Risks Related to Cryptocurrencies and Digital Assets.” We seek to minimize potential adverse effects of these risks on performance by employing experienced personnel, daily monitoring of our investments and digital assets, and any market events, and diversifying our business strategy as well as its investment portfolio within the constraints of our investment objectives.

Government Regulation
Below is a description of the regulations, requirements or regimes that are, or are expected to be, applicable to our businesses by jurisdiction.
The worldwide regulation of investing and financial businesses is extremely complex; digital assets make up a relatively new and rapidly evolving space. We are expected to be guided in significant part by regulatory regimes that are not clear or are not yet developed. We intend to use our internal legal and compliance expertise, in consultation with its outside counsel, to determine how to engage in our business activities so as to obtain the appropriate licenses or to be able to rely on an exception or exemption from any relevant registration requirement. We will continue to monitor the laws and guidance issued in these jurisdictions that may be applicable to our business.
United States
Our business is subject to multiple complex regulatory regimes in the United States. For a discussion of certain U.S. regulatory risks, see “Risk Factors—Risks Related to Our Operations—A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could adversely affect the value of that digital asset and potentially digital assets generally, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock”; “— A determination that a digital asset is a ‘security’, or that an activity in which we engage involves a ‘security’ transaction for purposes of the federal securities laws could have adverse regulatory consequences for us, and could therefore adversely impact our business, financial condition and results of operations as well as the market price of the Class A common stock; and “—Our process for analyzing whether or not a particular digital asset is a security for purposes of the federal securities laws may not yield results that are consistent with subsequent determinations by the SEC or federal courts, or with similar determinations made by our competitors.”
Securities Regulation Generally
A key question that we face in virtually all of our business lines is whether the digital assets we transact in are “securities” under the federal securities laws. As a general matter, if a particular digital asset is a security, any transaction in that digital asset that falls under U.S. jurisdiction would be subject to the SEC’s anti-fraud and anti-manipulation authority. In addition, offers and sales of that digital asset would require registration under the Securities Act or, alternatively, establishing an exemption from registration. Our involvement in these transactions could subject us to regulation as a broker-dealer or investment adviser, as discussed below under “—Broker-Dealer Regulation” and “—Investment Adviser Regulation.” And while transactions in digital asset securities in the United States or with U.S. clients and counterparties would generally be subject to regulation under the federal securities laws, similar transactions that take place outside the United States with non-U.S. clients and counterparties generally would not implicate the federal securities laws. As a result, the manner in which we are able to engage in transactions in a particular digital asset depends on the digital asset itself and the characteristics of the specific transaction, and requires us to maintain procedures for conducting careful facts-and-circumstances analyses.
For transactions in digital assets (other than those carried out on digital asset trading platforms in which we act on a proprietary basis as an investor), our procedures sort individual digital assets into two categories:
•No Restrictions—digital assets that we may transact in the United States or with U.S. clients and counterparties. These are digital assets for which we have identified what we believe to be reasonable grounds for concluding the digital assets are not securities under the federal securities laws.
•Non-US—digital assets that we may transact only outside the United States with non-U.S. clients and counterparties. These are digital assets that do not meet the criteria for inclusion in the “No Restrictions” category.
We have adapted our process for determining the federal securities law status of digital assets over time, as the specific steps in the process have evolved in light of the developing regulatory environment. Prior to 2018, our activities primarily involved Bitcoin and Ethereum and their various forks. Beginning in January 2018, we implemented a procedure whereby before transacting in a new digital asset, our trading desk would seek approval from the legal department; the legal department would generally discuss the digital asset with other Galaxy employees to determine whether the digital asset appeared to have a consumptive use, as opposed to a merely speculative investment use, and if so approve it for transactions. Beginning in January 2019, our legal department introduced a New Product Approval form in order to standardize the process that was initiated the previous year, and responsibility for approving and categorizing new digital assets was assigned to a Risk Committee (later renamed the “Token Committee”) composed of senior executives, including members of the legal department, and advised by the legal department. In August 2020, with the benefit of several months’ experience using the Token Committee approval process, our legal department updated the New Product Approval form to more closely align with the analysis being conducted by the Token Committee with advice of the legal department. In August 2021, the Token Committee introduced an element to the approval process in addition to the New Product Approval form, generally requiring a third-party assessment of a digital asset’s federal securities law status when the digital asset is proposed for inclusion in the “no restrictions” category, which may include a legal analysis prepared by external lawyers.
As part of our federal securities law analytical process, we take into account a number of factors, including the various definitions of “security” under the federal securities laws and federal court decisions interpreting elements of these definitions, such as the U.S. Supreme Court’s decisions in the Howey and Reves cases, as well as court rulings, reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws. To the extent any such court rulings, reports, orders, press releases, public statements, speeches or other developments we become aware of implicate a digital asset that we have previously sorted into the “No Restrictions” category, we endeavor to reassess the federal securities law status of such digital asset. In certain circumstances, our categorization of particular digital assets has changed, and may in the future change, in light of new information. For example, if a digital asset in which we transact in the United States or with U.S. clients or counterparties were alleged to be a security in an SEC enforcement order or in a statement or speech by an SEC official, we would consider any new findings of facts, legal analyses and other circumstances involving such digital asset that are relevant to whether such digital asset may be a security, and determine whether our classification of such digital asset should be modified. Conversely, certain digital assets that were once offered in a manner that led us to sort them into the “Non-US” category (i.e., because they did not meet the criteria for inclusion in the “No Restrictions” category at the time of such determination), may later be re-analyzed based on developing facts and circumstances. Under certain circumstances, we may determine that we have reasonable grounds for concluding that such a digital asset is not a security under the federal securities laws. We also evaluate any broader impact that such court rulings, reports, orders, press releases, public statements and speeches may have on our overall business strategy, in particular the scope of our trading business. We continue to monitor the U.S. (and global) regulatory environment, and we expect our process to continuously evolve to take into account case law, facts and developments in technology, as regulatory guidance evolves.
We believe that our process reflects a thoughtful analysis that is reasonably designed to facilitate consistent application of available legal guidance to digital assets to determine whether a particular digital asset is a security or involves a security transaction. However, we recognize that the application of securities laws to the specific facts and circumstances of digital asset transactions is complex and subject to change, and therefore legal and regulatory risk will be an inherent feature of our business model until greater legal and regulatory certainty becomes possible. Because our process may be considered “risk based” in the sense that it is not capable of entirely eliminating risks associated with a particular digital asset being found to be a security, and because of the fact that our determinations (and similar determinations by other industry participants) are not binding upon the SEC, any federal court or any state securities regulator, we acknowledge that a particular digital asset that we transact in may in the future be found by the SEC, a federal court or a state securities regulator to be a security or involve a securities transaction notwithstanding our prior determination. We also acknowledge that the SEC, a federal court or a state securities regulator may determine that a digital asset is a security based on factors that are difficult to predict and/or are outside of our control, potentially including the actions of a third party promotor. In that case, our prior determination, even if reasonable under the circumstances, would not preclude legal or regulatory enforcement action, or lawsuits brought by our clients and counterparties, based on the presence of a security.

The potential consequences of having engaged in a digital asset transaction in the United States or with U.S. clients and counterparties in which we did not, but in retrospect should have, treated the digital asset in question as a security would depend on the facts of the specific transaction. For example, if we brokered a trade or engaged in a principal transaction in an unregistered digital asset security, depending on the facts it is possible that we could have acted as an unregistered broker or dealer, or perhaps as an “underwriter” with respect to that digital asset security, incurring fines and other penalties for the failure to register as a broker-dealer with the SEC and for having engaged in an illegal unregistered securities transaction. A client or counterparty who purchased a digital asset from us in an illegal unregistered securities transaction could also, depending on the facts, have the right to rescind that transaction and to sue us for damages. Similarly, if we advised a client or counterparty in connection with the purchase or sale of a digital asset security, depending on the facts we could incur fines and other penalties for the failure to register as an investment adviser, and our client or counterparty could also have a damages claim against us. The amount of fines, penalties and damages that we could incur as a result of having improperly transacted in digital asset securities could be significant enough to have a material adverse effect on our business, financial condition and results of operations.
Broker-Dealer Regulation
The Exchange Act requires that any person who is a broker or a dealer and effects or induces securities transactions must register with the SEC. A broker is defined as “any person engaged in the business of effecting transactions in securities for the account of others,” while a dealer is defined as “any person engaged in the business of buying and selling securities for such person’s own account,” in each case, subject to exceptions. In order for our financial advisory business to be able to act as a broker and advise clients interested in transactions that involve securities, we acquired a registered broker-dealer, now known as Galaxy Digital Partners LLC “GDP” within the Investment Banking business. FINRA granted GDP’s business expansion, which permits it to also act as an underwriter to registered public offerings of equity, debt or other corporate securities in the United States. This adds to GDP’s existing abilities to lead private placements of securities as a placement agent, and to provide advice on mergers and acquisitions. GDP has not been approved by FINRA to transact in digital asset securities. Broker-dealers are subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and self-regulatory organizations with which they are registered or licensed or of which they are a member. In addition to being a member of FINRA, GDP is registered as a broker-dealer in 53 U.S. states and territories and with the SEC. The regulation of broker-dealers covers all aspects of the broker-dealer business and operations, including depending on its activities, among other things, sales and trading practices and reporting requirements, client onboarding, advertising and marketing, publication or distribution of research, margin lending, uses and safekeeping of clients’ funds and securities, capital adequacy, recordkeeping, reporting, fee arrangements, disclosures to clients, suitability, acting in client’s best interests when making recommendations to retail customers, customer privacy, data protection, information security and cybersecurity, the safeguarding of customer information, the sharing of customer information, best execution of customer orders, public offerings, customer qualifications for margin and options transactions, registration of personnel, business continuity planning, transactions with affiliates, conflicts, and the conduct of directors, officers and employees. Broker-dealers are also subject to anti-money laundering rules and requirements issued by FinCEN under the U.S. Bank Secrecy Act (collectively, the “Anti-Money Laundering Rules”) (See “— Anti-Money Laundering Rules” below for a description of the specific requirements).
Investment Adviser Regulation
The U.S. Investment Advisers Act of 1940 (the “Advisers Act”) defines an investment adviser as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities.” Galaxy Digital Capital Management LP (“GDCM LP”) within Galaxy Asset Management (“GAM”,) is an SEC-registered investment adviser. To the extent that GAM has discussions with potential investors, it intends to follow the applicable selling restrictions for each such jurisdiction. In addition, GAM is subject to the Anti-Money Laundering Rules (See “—Anti-Money Laundering Rules” below for a description of the specific requirements).

Our investment adviser is subject to, among other things, the anti-fraud provisions of the Advisers Act and fiduciary duties derived from these provisions, which apply to our relationships with our advisory clients. These provisions and duties impose restrictions and obligations on us with respect to our dealings with our clients and the investments we manage, including for example disclosure of conflicts of interest. Our investment adviser has in the past and will in the future be subject to periodic SEC examinations. A regular or routine SEC examination will typically involve, at a minimum, a careful review of the adviser’s books and records and may include interviewing employees. The SEC examination staff may also conduct more frequent examinations focusing on a limited number of specific issues or conduct an examination “for cause.” Our investment adviser is also subject to other requirements under the Advisers Act and related regulations primarily intended to protect advisory clients. These additional requirements include maintaining effective and comprehensive compliance programs and written policies and procedures, record-keeping, reporting and disclosure, advertising and solicitation rules, safeguards for protecting client funds and securities, limitations on agency cross and principal transactions between an adviser and its advisory clients, restrictions on advisory contract assignments, privacy protection regulations, and anti-corruption rules relating to investors associated with U.S. state or local governments. The Advisers Act generally grants the SEC broad administrative powers, including the power to limit or restrict an investment adviser from conducting advisory activities in the event it fails to comply with federal securities laws. Additional sanctions that may be imposed for failure to comply with applicable requirements include the prohibition of individuals from associating with an investment adviser, the revocation of registrations, significant monetary penalties, disgorgement of gains, cease-and-desist orders and other censures. The SEC may bring civil actions against investment advisers, and seek damages or other relief, in a U.S. district court or before an administrative law judge. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by the SEC were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
Regulation of Money Transmission
FinCEN requires any administrator or exchanger of convertible virtual currencies to register with FinCEN as a money transmitter and comply with the Anti-Money Laundering Rules and counter-terrorist financing laws and regulations applicable to money transmitters. As part of our obligations under the BSA, we are required to develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, we are required to comply with customer due diligence requirements designed to verify a customer’s identity.
U.S. states have adopted a spectrum of approaches to the regulation of digital assets, ranging from a state applying its own money transmission licensing regime, which 49 of the states have done in some form, to adopting a separate regulatory regime for the oversight of digital assets, such as New York’s BitLicense discussed below. In addition, the transmission of certain non-cryptocurrency digital assets, such as digital tokens, could also constitute a money services business, a federally regulated business. A subsidiary of GDH LP, GalaxyOne Prime LLC, is registered as a money service business with FinCEN and has applied for money transmitter licenses in a number of states in order to effect aspects of its trading business. As a money services business, GalaxyOne Prime LLC is required to comply with the Anti-Money Laundering Rules and any other laws and relegations applicable to a money services business. Furthermore, a number of U.S. states have adopted specific statutory provisions, or have issued guidance, regarding the treatment of virtual currencies under the money transmitter requirements of that U.S. state.
CFTC Regulation
The CFTC regulates markets in listed futures and various types of over-the-counter derivatives on commodities, when traded in, into or from the United States. The CFTC has taken the position that certain digital assets are commodities for purposes of the regulatory scheme of the Commodity Exchange Act of 1936 (the “CEA”). Generally speaking, trading in a principal capacity in commodities in the “spot” or “cash” markets would not subject a person to a licensing or regulation requirement under the CEA. The CFTC has jurisdiction over these spot commodity trading activities with respect to its anti-fraud and anti-manipulation authority under the CEA. The CEA imposes registration and regulatory requirements, including disclosure, reporting, and other requirements, on market participants engaged in commodity derivatives intermediary activities. This includes, for example, providing investment advice or fund management services to clients regarding commodity derivatives or engaging in principal or agency trading activities in commodity derivatives. Under the CEA, commodity derivatives may include swaps, futures, and retail commodity transactions. As a result of an acquisition in November 2020, we have a subsidiary, Galaxy DBL LLC, that is a CFTC-regulated commodity trading advisor and commodity pool operator and is a member of the National Futures Association. Members of the National Futures Association are subject to its rules, including, but not limited to, anti-fraud and anti-manipulation rules, diligent supervision requirements and disclosure requirements related to certain digital assets activities.
Anti-Money Laundering Rules
We are subject to various anti-money laundering and counter-terrorist financing laws. As a broker-dealer, an investment adviser, and a money services business registered with FinCEN, we are subject to the Anti-Money Laundering Rules and are required to, among other things, develop, implement, and maintain a risk-based anti-money laundering program, provide an anti-money laundering-related training program, report suspicious activities and transactions to FinCEN, comply with certain reporting and recordkeeping requirements, and collect and maintain information about our customers. In addition, the Bank Secrecy Act requires us to comply with certain customer due diligence requirements as part of our anti-money laundering obligations, including developing risk-based policies, procedures, and internal controls reasonably designed to verify a customer’s identity. Many states and other countries impose similar, and, in some cases, more stringent requirements related to anti-money laundering and counter-terrorist financing. We have implemented a compliance program designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. Our compliance program includes policies, procedures, reporting protocols, and internal controls, and is designed to address legal and regulatory requirements as well as to assist us in managing risks associated with money laundering and terrorist financing. Anti-money laundering regulations are constantly evolving and vary from jurisdiction to jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.
Virtual Currency Business Activity in New York
The NYDFS requires that any persons or entity engaging in virtual currency activity for third parties in or involving New York, excluding merchants and consumers, must apply for a license, commonly referred to as a BitLicense, from the NYDFS and must comply with anti-money laundering, cybersecurity, consumer protection, and financial and reporting requirements under 23 CRR-NY Parts 200 and 500, among others. Subject to certain exemptions, virtual currency business activity includes virtual currency transmission, storing, holding, maintaining custody, buying or selling as a customer business or controlling, administering or issuing virtual currency. GalaxyOne Prime NY LLC, a subsidiary of GDH LP, intends to apply for a New York BitLicense in order to effect aspects of its trading business. Neither Galaxy nor any of its affiliates currently have a BitLicense.
Lending
There is no U.S. federal law that requires registration or licensing for lending activities. However, if we were to originate consumer or commercial loans in the United States, we would be subject to federal laws including: the Truth-in-Lending Act, which requires creditors to provide consumers with uniform information regarding their loan transactions; the Equal Credit Opportunity Act, which prohibits creditors from discriminating against a number of protected groups; the Consumer Protection Act; the Fair Credit Reporting Act, which is administered by the CFPB and imposes disclosure requirements on creditors who take action based on information from credit reports; and the Fair Debt Collection Practices Act, which limits the permissible conduct of debt collectors in connection with the collection of consumer debt.
Some U.S. state laws may, under certain circumstances, require us to obtain a license from the relevant regulatory authority or authorities in a given state before conducting those lending activities. As a general matter, most state lending licensing laws focus their registration and regulatory requirements on small-dollar, consumer and household lending activities, not commercial lending activity. However, laws and licensing requirements related to lending activities vary from state to state. GDH LP is headquartered in the State of New York and will conduct its operations, including lending activities, from the State of New York. One or more of the legal entities through which GDH LP will conduct such lending activities will be incorporated in the State of Delaware. Generally, GDH LP expects to engage in its lending activities that are above the New York State dollar threshold and do not involve consumer credit transactions for purposes of Delaware State law. GDH LP intends to obtain the appropriate licenses if required. In connection with the acquisition of Drawbridge Lending and subject to regulatory approval in connection with a change of control, GDH LP has lending licenses in the following states: California, Delaware, Maryland, Montana, North Dakota and Rhode Island.
Consumer Protection
A number of U.S. federal, state, and local regulatory agencies, the Federal Trade Commission and the Consumer Financial Protection Bureau chief among them, regulate financial products and have broad consumer protection mandates and discretion in enforcing consumer protection laws, including matters related to unfair, deceptive, or abusive acts and practices. They also promulgate, interpret, and enforce rules and regulates that could affect GDH LP’s business.
Economic Sanctions
We must comply with economic and trade sanctions administered by the United States and other foreign governments in jurisdictions in which we operate. These sanctions can prohibit or restrict transactions to or from certain countries, regions, governments, and specified individuals. For instance, the Office of Foreign Assets Control includes cryptocurrency addresses to the list of Specially Designated Nationals whose assets are blocked and with whom U.S. person are generally prohibited.
Privacy and User Data
There are a number of laws, rules, directives, and regulations relating to the collection, use, retention, security, processing, and transfer of personally identifiable information about customers and employees. Because of that, much of the data we process, including certain financial information associated with individuals, is regulated by various privacy and data protection laws. These laws can apply, not only to third-party transactions, but also to information transferred between us, our subsidiaries, and other commercial parties.
Canada
As a company listed on the TSX, GDHL is subject to Canadian securities law obligations promulgated by the Canadian Securities Administrators, including the Ontario Securities Commission. GDH LP’s diversified asset management firm dedicated to the cryptocurrency and blockchain sectors intends, in the future, to register or file for a registration exemption in Canada to sell or distribute securities, or to advise with respect to investments in securities, or to act as an investment fund manager, if required.
GDH LP may from time to time make loans to Canadian companies. If GDH LP does make such loans, then it will be subject to a licensing requirement as a mortgage lender under applicable mortgage broker legislation in the Provinces of British Columbia and Ontario. To the extent GDH LP engages in activities related to selling mortgages that it has originated then, in addition to British Columbia and Ontario, it would also be subject to a licensing requirement in the Provinces of Manitoba and Newfoundland and Labrador. Additional Canadian regulatory requirements would arise if loans were made in cryptocurrency instead of in cash, if loans were made to borrowers located in Saskatchewan and if GDH LP engaged in debt collection or mortgage broker activities for others. Under Canadian law, while there are no registration requirements that would apply to GDH LP if it were to engage in debt collection activities for its own loans, there are specific requirements and restrictions on interactions with debtors that it must comply with in connection with collecting or attempting to collect debts. There are also specific restrictions with respect to GDH LP referring to itself as a “bank”. GDH LP intends to comply with any such applicable requirements.

In March 2019, the Canadian Securities Administrators and the Investment Industry Regulatory Organization of Canada (“IIROC”) jointly published Consultation Paper 21-402 Proposed Framework for Crypto-Asset Trading Platforms (“CP 21-402”), in which they proposed regulation of platforms that facilitate the buying, selling or transferring of digital assets. The proposal contemplates platforms becoming registered as investment dealers and becoming both dealer and marketplace members of IIROC. The proposal addresses the risks and features of the platforms through a series of requirements to be further developed through consultation with the financial technology community, market participants, investors and other stakeholders. The framework is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. The timing and impact of any final regulations remain uncertain.
In January 2020, the Canadian Securities Administrators published CSA Staff Notice 21-327 Guidance on the Application of Securities Legislation to Entities Facilitating the Trading of Crypto Assets, in which they provided guidance on certain factors to determine whether securities legislation applies to any entity that facilitates transactions relating to digital assets, including buying and selling digital assets as discussed in CP 21-402. The guidance provides examples of when securities legislation may or may not apply to certain platforms that facilitate the buying, selling or transferring of digital assets. The guidance is intended to apply both to platforms that operate in Canada and to those that have Canadian participants. GDH LP intends to comply with any such applicable guidance.
In March 2021, the Canadian Securities Administrators published CSA Staff Notice 51-363 Observations on Disclosure by Crypto Assets Reporting Issuers, in which they provided an outline of several disclosure observations and guidance based on the first annual filings by reporting issuers (other than investment funds) that engage materially with digital assets via mining and/or the holding/trading of those assets. GDH LP intends to comply with any such applicable guidance.
In March 2021, the Canadian Securities Administrators published CSA Staff Notice 21-329 Guidance for Crypto-Asset Trading Platforms: Compliance with Regulatory Requirements, in which they provided guidance on the regulation of crypto asset trading platforms (“CTPs”) that facilitate or propose to facilitate the trading of crypto assets that are: securities, contracts, or any other instruments that involve crypto asset trading. The guidance addresses existing requirements currently operating in Canadian jurisdictions and how these apply to the various business models used by CTPs. Specifically, the guidance distinguishes between marketplace platforms and dealer platforms. The guidance highlights the applicable Canadian securities legislation that apply to CTPs that serve Canadian clients, even if the CTPs are operated and managed outside of Canada. GDH LP intends to comply with any such applicable guidance.
In September 2021, the Canadian Securities Administrators and IIROC jointly published the CSA-IIROC Staff Notice 21-330 Guidance for Crypto-Trading Platforms: Requirements relating to Advertising, Marketing and Social Media Use, in which they provide guidance on how requirements under securities legislation and IIROC rules relating to advertising, marketing and the use of social media may apply to platforms that trade crypto assets. GDH LP intends to comply with any such applicable guidance.
Other Jurisdictions
GDH LP may engage in activities relating to digital assets in other jurisdictions, including, among other places, Japan, the U.K., Hong Kong and the Bahamas.
Japan
The main regulations for digital assets in Japan are the Payment Service Act (“PSA”) and the Financial Instruments and Exchange Act (“FIEA”). The PSA regulates digital asset trading platforms, digital asset custodians, and initial coin offerings (“ICO”). The FIEA regulates digital asset derivatives and security token offerings (“STO”).
The PSA, which was amended in 2016 and 2019, requires all digital asset trading platforms to register with the Financial Services Agency (“FSA”). The PSA defines “Crypto Assets” broadly as digital assets that can be used to purchase goods and services from unspecified persons or that can be mutually exchanged with digital assets that can be used in the aforementioned manner. Digital assets linked to fiat currencies and those that are securities are explicitly excluded. The term “Crypto Asset Exchange Business” includes: (i) the sale and purchase of digital assets or exchange of a digital asset into another crypto asset; (ii) an intermediary, brokerage, or agency service for the sale, purchase, or exchange of digital assets; and (iii) management (custody) of digital assets on behalf of others. An operator offering such services to Japanese residents must register with the FSA as a “Crypto Asset Exchange Business Operator” (“CAEBO”). The duties of a CAEBO include customer identity verification, accountability, segregation and safekeeping of customers’ assets, customer protection, market integrity, bookkeeping, compliance, and internal audits. The PSA also applies to OTC transactions and services for professional investors except for certain limited cases such as providing liquidity to registered CAEBOs. The PSA is supplemented by subsidiary legislation and guidelines of both the FSA and the Japan Virtual Currency Exchange Association (“JVCEA”), the self-regulatory body for CAEBOs.
The FIEA, which was amended in 2019, regulates crypto derivatives. A service provider offering crypto derivatives to Japanese residents must register as a “Type I Financial Instrument Exchange Business Operator” (“FIEBO”) with the FSA and is subject to strict supervision. The FIEA also applies to OTC derivatives and services for professional investors except for certain limited cases such as providing liquidity to registered FIEBOs. The FIEA is supplemented by subsidiary legislation and guidelines of both the FSA and JVCEA.
ICOs are regulated under the PSA, FSA and JVCEA subsidiary legislation. STOs are regulated under the FIEA, and FSA and Japan STO Association (in the case of fund type STO) or Japan Securities Dealer Association (in the case of stocks or bond type STO) subsidiary legislation.
U.K.
The Financial Services and Markets Act 2000, as amended (“FSMA”), provides that no person can perform a regulated activity in the UK without being authorized or exempt. A regulated activity is a specific activity that relates to a specified type of investment. The FSMA (Regulated Activities) Order 2001 (the “RAO”), a piece of subordinate legislation, specifies various activities such as dealing, advising, arranging and managing, that, when performed in relation to specified products or investments, such as shares, debt instruments and derivatives, are regulated activities in the UK.
The regulatory status of cryptoassets has recently been clarified by the U.K. Financial Conduct Authority (“FCA”) following a series of consultations and discussion papers. Specifically, the FCA adopted a taxonomy for identifying and determining the regulatory treatment of different types of cryptoassets based on three main categories: (i) security tokens; (ii) electronic money (or e-money) tokens; and (iii) and unregulated tokens. Security tokens provide rights and obligations that are akin to specified investments under the RAO, such as shares and debt instruments, and are therefore within the U.K. regulatory perimeter. E-money tokens that meet the definition of electronic money under the Electronic Money Regulations 2011 are also subject to regulation in the U.K. The category of unregulated tokens includes exchange tokens, such as cryptocurrencies, and utility tokens that grant holders access to a current or prospective product or service within a discrete network. Although unregulated tokens fall outside of the U.K. regulatory perimeter, certain activities in relation to such tokens may constitute payment services that are subject to regulation under the Payment Services Regulations 2017 (“PSRs”). For example, the transfer of unregulated tokens (such as crypto-to-crypto platforms) may not amount to a regulated payment service, but fiat currency-to-crypto and crypto-to-fiat currency platforms may be regulated under the PSRs.
The FCA has on a number of occasions expressed concerns regarding the appropriateness of certain types of cryptoasset products for retail investors. The volatility of these products combined with the lack of a reliable basis for valuation led to the FCA to ban the marketing, distribution and sale to retail clients of derivatives and exchange traded notes that reference certain types of cryptoassets from January 6, 2021. The ban applies to products that reference unregulated cryptoassets rather than security tokens and e-money tokens which as noted above already fall within the U.K. regulatory perimeter. The ban impacts both regulated and unregulated firms that market, distribute or sell derivatives or exchange traded notes that reference unregulated cryptoassets in or from the U.K.
In the U.K., communicating an offer or inducement to engage to in an investment activity is prohibited unless the person making the communication is authorized, the content of the communication is approved by an authorized person, or the communication is otherwise exempt. This is referred to as the financial promotion restriction. The term investment activity broadly corresponds to regulated activities discussed above in the context of the RAO (i.e., dealing, advising, arranging and managing in relation to regulated investments). The financial promotion restriction means that promotions of regulated cryptoasset products, such as security tokens and e-money tokens, can only be lawfully communicated by U.K. authorized firms or in accordance with an applicable exemption. In June 2023, the UK Parliament passed the FSMA (Financial Promotion) (Amendment) Order 2023, which will extend the financial promotion regime to capture promotions of certain types of unregulated cryptoassets effective starting October 2023.
GDH LP’s subsidiary Galaxy Digital UK Ltd. (“GD UK”) became an appointed representative in 2019. An appointed representative is a firm that is exempt from the prohibition on carrying on regulated activities. Specifically, an appointed representative may lawfully perform certain regulated activities and act on behalf of a firm that is directly authorized by the FCA, which is referred to as its principal. Being an appointed representative means GD UK can undertake regulated activities in the U.K. in relation to security and e-money tokens without the need to become FCA authorized on the basis of its principal’s authorization. As an appointed representative, GD UK is not required to hold regulatory capital and has substantially fewer ongoing compliance obligations than would be the case if it was FCA authorized. It may also communicate certain types of financial promotions provided they relate to regulated activities for which GD UK is exempt on the basis of its principal’s authorization.
On January 10, 2020, amendments to the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (the “MLRs”) came into effect which make the FCA responsible for the AML/CTF supervision of certain UK “cryptoasset exchange providers” and “custodian wallet providers’’. The amended MLRs define a “crypto-asset exchange provider” to mean, “a firm or sole practitioner who by way of business provides one or more of the following services, including where the firm or sole practitioner does so as creator or issuer of any of the cryptoassets involved, when providing such services—(a) exchanging, or arranging or making arrangements with a view to the exchange of, cryptoassets for money or money for cryptoassets, (b) exchanging, or arranging or making arrangements with a view to the exchange of, one cryptoasset for another, or (c) operating a machine which utilizes automated processes to exchange cryptoassets for money or money for cryptoassets” (the entire foregoing definition referred to herein as “Cryptoasset Business Activities”). All businesses which were conducting Cryptoasset Business Activities before January 10, 2020, were permitted to continue with that business, in compliance with the MLRs, on the basis of a temporary FCA registration but were required to either apply for full registrations by January 10, 2021 or stop all Cryptoasset Business Activity. Accordingly, on June 30, 2020, GD UK applied to be registered under the MLRs to carry on Cryptoasset Businesses Activities. On November 25, 2021, GD UK was informed by the FCA that its registration under the MLRs has been approved, enabling GD UK to carry on its specific Cryptoasset Business Activity in the UK.
Further, in 2022, certain legislation was introduced (“Financial Markets and Services Bill”) which amended existing, and introduced new legislation to establish a regulatory framework for digital-money type stablecoins, which can only be issued by banks, fund transfer service providers and trust companies. These issuers are subject to requirements to ensure, among other things, redemption at par. Moreover, stablecoin intermediaries are also subject to a registration system, and are required, among others, to conduct identity verification and meet capital requirements. The Bill came into force as the Financial Markets and Services Act 2023 (“FSMA 2023”) in June 2023.
Hong Kong
The primary legislation in Hong Kong that governs the securities industry is the Securities and Futures Ordinance (“SFO”). Firms which engage in the conduct of “regulated activities” are subject to the licensing or registration regime of the Securities and Futures Commission (“SFC”); and the SFC has supervisory powers over intermediaries licensed or registered with the SFC in the conduct of “regulated activities” under the SFO. The scope of “regulated activities” largely depends on whether the subject matter falls within the legal definitions of “securities” or “futures products” under the SFO.
Since 2017, the SFC has issued various guidance and statements related to virtual assets and securities tokens, including investor warnings regarding fraud risk and warnings against securities law breaches, as well as guidance issued for financial intermediaries in dealing with virtual assets.

In November 2019, the SFC launched a regulatory framework for virtual asset trading platforms that involve at least one security token. The framework requires these platform operators to obtain certain traditional licences required for financial intermediaries conducting regulated activities in relation to securities, and imposes additional licensing conditions.
In January 2022, the Hong Kong Monetary Authority published a discussion paper which indicated its policy inclination to establish a regulatory regime to cover stablecoins, with an initial focus on payment-related, asset-linked stablecoins.
In December 2022, a broader regulatory framework for virtual asset platforms (where no securities are involved) was passed into law by way of an amendment to the existing Anti-Money Laundering Ordinance. The new regime includes a licensing and AML/CFT compliance framework administered by the SFC for operators of a “virtual asset service”, defined to include service provided through means of electronic facilities whereby (i) offers to sell or purchase virtual assets are regularly made or accepted in a way that forms or results in a binding transaction, or persons are regularly introduced, or identified to other persons in order that they may negotiate or conclude, or with the reasonable expectation that they will negotiate or conclude sales or purchases of virtual assets in a way that forms or results in a binding transaction; and (ii) where client money or client virtual assets come into direct or indirect possession of the person providing such service.
Certain virtual asset types are excluded from the definition of virtual asset for this purpose, such as digital currency issued by a central bank or the government, and limited purpose digital tokens such as customer loyalty points and in-game assets.
The applicant of a virtual asset service operator license and its ultimate owner, responsible officers and directors must satisfy a “fit-and-proper” test. Licensing conditions may be imposed, and may include among others the following: (a) financial resources; (b) knowledge and experience; (c) risk management policies and procedures; (d) anti-money laundering and antiterrorist financing policies and procedures; (e) management of client assets; (f) soundness of the business; (g) financial reporting and disclosure; (h) virtual asset listing and trading policies; (i) prevention of market manipulation and abusive activities; (j) avoidance of conflicts of interest; (k) keeping of accounts and records by licensed providers and their associated entities; (l) provision of contract notes, receipts, statements of account and notifications by licensed providers and their associated entities; (m) financial statements and other documents, and the auditor’s report; (n) business conduct of licensed providers and their licensed representatives; (o) notification of changes; and (p) cybersecurity.
The Bahamas
The primary legislation in the Bahamas that governs the registration and regulation of digital asset businesses and initial token offerings is the Digital Assets and Registered Exchanges Act, 2020 (“DARE Act”). The DARE Act is administered by the Securities Commission of The Bahamas (“SCB”).
The DARE Act, which was enacted in November 2020 and later amended in May 2022, applies to any person who as organizer, issuer, founder, purchaser or investor participates in the formation, promotion, maintenance, organization, sale or redemption of an initial token offering, and any legal entity carrying on a digital asset business irrespective of the physical location from which the activity is carried out. A digital asset business under the DARE Act includes the business of (i) a digital token exchange; (ii) providing services related to a digital token exchange; (iii) operating as a payment service provider business utilizing digital assets; (iv) operating as digital asset service provider including providing distributed ledger technology platforms that facilitates (a) the exchange between digital assets and fiat currencies; (b) the exchange between one or more forms of digital assets; and (c) the transfer of digital assets; (v) participation in an provision of financial services related to an issuer’s offer or sale of a digital asset; and (vi) any other activity which may be prescribed by regulations.
The DARE Act requires any person carrying on or being involved in a digital asset business in or from within the Bahamas, or purporting to do so, to be a legal entity registered under the DARE Act.
The DARE Act puts in place a legislative structure around the digital asset space that includes requirements regarding permissible participants, the level of capital needed, the rules for reporting and seeking the SCB’s approval, and the penalties for failure to comply. Most notably, DARE participants must also implement the same AML/CFT standards as required by non-financial business professionals and financial institutions operating in the Bahamas.
On December 19, 2022, Galaxy Bahamas Ltd. received approval from the SCB for registration as a digital asset business under the DARE Act. Galaxy Bahamas Ltd. will physically operate out of the Bahamas and intends to initially serve as a limited extension of the trading business and custody and money services operation (GPL) and also offer market making services.
Legal Proceedings
In the ordinary course of business, the Company and its subsidiaries may be threatened with, named as defendants in, or made parties to pending and potential legal actions. We are also subject to regulatory oversight by numerous state, federal, and foreign regulators. Except as discussed below, the Company does not believe that the ultimate outcome of these and any outstanding matters will have a material effect upon our business, results of operation or financial condition. Regardless of the outcome, legal proceedings have the potential to have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.
We are currently in the process of responding to inquiries from U.S. regulators which, in some cases, may implicate our compliance with U.S. securities laws. In particular, members of the staff of the SEC's Division of Enforcement have raised whether certain of the digital assets that we trade are securities and therefore such trading activities should be conducted through a registered entity. Discussions with the SEC staff are ongoing and we have not received notice stating that the staff has made a determination to recommend enforcement action to the SEC. We believe there are good defenses to any assertion that our activities implicate entity registration requirements. It is premature to predict the potential outcome of these discussions and any potential impact on our business, results of operations or financial condition.
Intellectual Property
Our success depends in part upon our ability to obtain and maintain intellectual property protection for our brand, technology and inventions; to preserve the confidentiality of our trade secrets; to defend and enforce our intellectual property and proprietary rights; and to operate without infringing, misappropriating or otherwise violating the valid and enforceable patents and other intellectual property rights of third parties.
We rely on a combination of patents, trademarks, service marks, trade secrets and domain names to protect our proprietary technology and other intellectual property.
We rely upon trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. However, trade secrets and confidential information are difficult to protect. We seek to control access to and distribution of our confidential and proprietary information, including our algorithms, source and object code, designs, and business processes, through physical, technical, and administrative security measures and contractual restrictions. We seek to limit access to our confidential and proprietary information on a “need to know” basis and enter into confidentiality and nondisclosure agreements with our employees, consultants, customers and vendors that may receive or otherwise have access to any confidential or proprietary information. We also obtain written invention assignment agreements from our employees, consultants, and vendors that assign to us all right, interest and title to inventions and work products developed during their employment or service engagement with us. However, these agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach.
Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary, or our technology and proprietary information could be unintentionally or intentionally misused by our employees. Third parties may independently develop the same or similar proprietary information or technology or may otherwise gain access to our proprietary information or technology. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information.

Intellectual property rights may not address all potential threats to our competitive advantage. See “Risk Factors—Risks Related to Regulation, Information Systems and Privacy Matters” for a description of risks related to our intellectual property and information technology systems.
Properties
Our principal offices are located in a leased office at 300 Vesey Street, New York, New York, 10282 and consist of approximately 10,040 square feet. We use this facility for administration, sales and marketing, technology and development and professional services. As of March 31, 2023, other primary office spaces included London and Hong Kong.

MANAGEMENT
References in this “Management” section to “Galaxy,” “we,” “us,” “our” and other similar terms refer to (i) GDHL, before giving effect to the Reorganization and the Reorganization Merger, and (ii) Pubco, after giving effect to the Reorganization and the Reorganization Merger, as the context requires.
Directors and Executive Officers of Galaxy
The following table sets forth the names, ages and titles of Galaxy’s directors, director nominees, and executive officers following the Reorganization and the Reorganization Merger, as well as their expected board committee appointments.

Name	Age	Position
Michael Novogratz	58	Founder, Chief Executive Officer and Director
Michael Daffey	56	Chair of the Board of Directors
Bill Koutsouras(1)(3)	50	Lead Director
Dominic Docherty(1)	46	Director
Jane Dietze(1)(2)	57	Director
Damien Vanderwilt	45	Director
Rhonda Adams Medina(3)	57	Director Nominee
Richard Tavoso(2)	57	Director
Christopher Ferraro	38	President
Alex Ioffe	55	Chief Financial Officer
Erin Brown	40	Chief Operating Officer
Andrew Siegel	57	General Counsel & Chief Compliance Officer
__________________
Notes:
(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Corporate Governance Committee.
Each officer serves at the discretion of Galaxy’s board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of Galaxy’s directors or executive officers.
Set forth below is a description of the background of the persons named above.
Michael Novogratz is the founder of Galaxy and has served as Galaxy’s Chief Executive Officer since December 2017. Mr. Novogratz also served as Chairman of GDHL from July 2018 until September 2021, currently serves on GDHL’s board of directors, and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Prior to founding Galaxy, Mr. Novogratz founded Galaxy Investment Partners, a family office. Prior to that, in 2002 he joined Fortress Investment Group LLC where he served as a Partner and President until January 4, 2016. Before Fortress, Mr. Novogratz spent 11 years at Goldman Sachs, where he was elected Partner in 1998. Mr. Novogratz served on the New York Federal Reserve’s Investment Advisory Committee on Financial Markets from 2012 to 2015. Mr. Novogratz holds a bachelor’s degree in Economics from Princeton University and served as a helicopter pilot in the United States Army. He is on the board of directors for Beat the Streets, Inc., the Jazz Foundation, Friends of Hudson River Park, the Bail Project, Princeton Varsity Club and the board of overseers for New York University Hospital.
Michael Daffey has served as Chair of GDHL’s board of directors since September 2021 and will serve as Chair of Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. He is also a senior advisor to Galaxy. Mr. Daffey spent over 25 years in the financial services sector at Goldman Sachs. Most recently, he was a Partner (since 2002), Chairman of the Global Markets Division and a member of the Management Committee at Goldman Sachs, a position he held since 2014. Mr. Daffey built his career in the trading division at Goldman Sachs, rising to top roles, including leading equities sales globally as well as fixed income and foreign exchange sales for Europe, Middle East, and Africa. He also served as a member of Goldman’s European Management Committee, Firmwide Client and Business Standards Committee, and Global Markets Executive Committee. Prior to this, Mr. Daffey was the Global Co-Chief Operating Officer of Goldman’s Equities business. Mr. Daffey holds a bachelor’s degree in economics and finance from the University of New South Wales.
Bill Koutsouras has served as Lead Director of GDHL’s board of directors since July 2018 and will serve as Lead Director on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Since 2011, Mr. Koutsouras has served as the principal at Kouts Capital, an advisory services company providing assistance to companies with corporate finance and capital markets related transactions including providing strategic advice, introduction to capital providers and transaction structuring and implementation. Previously, Mr. Koutsouras was the Executive Vice President and Chief Financial Officer of Endeavor Financial Corporation, a mining focused merchant banking business. Mr. Koutsouras is also a Chartered Professional Accountant and Chartered Financial Analyst and a member of the Chartered Professional Accountants of Canada and the CFA Institute. Mr. Koutsouras holds a bachelor’s degree in Economics from University of Toronto.
Dominic Docherty has served as a member of GDHL’s board of directors since June 2020, has served on the Board of Managers of Galaxy Digital Holdings GP LLC since July 2018 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Mr. Docherty is a British entrepreneur, he has built and is actively involved in several businesses in the Middle East and Asia. Since 2002, Mr. Docherty has been founder of BIOS Middle East (BIOSME.com), a Managed Service & Cyber Security Provider. Since 2013, Mr. Docherty has held his role as founder and Managing Director of CloudHPT.com, a managed infrastructure cloud business which serves the Middle East and North Africa. These businesses were recently sold to ZainTech, a subsidiary of Zain Group. Since 2014, Mr. Docherty has also served as founder of CapitalAssured.com, which is active in the real estate sector identifying development opportunities and disposing of institutional portfolios. Mr. Docherty holds a bachelor’s degree in economics and a master’s degree in business/managerial economics, both from University of Portsmouth.
Jane Dietze has served as a member of GDHL’s board of directors since March 2022 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Since 2018, Ms. Dietze has served as Chief Investment Officer and Vice President of Brown University. Previously, Ms. Dietze was the Director of Private Equity at Bowdoin College and Managing Director of Credit Funds at Fortress Investment Group, a global investment management firm. Before that, Ms. Dietze was a General Partner in venture capital funds at Nextpoint Partners, an early-stage, technology focused fund, and Columbia Capital Corporation, an IT and communications focused private equity fund, where she was a member of the Investment Committees and held board roles in over a dozen companies. Prior to her experience in venture capital, Ms. Dietze began her career as analyst in the Mergers and Acquisitions Department of Goldman, Sachs & Co., founded and sold a software company, and spent several years working in Russia and Central Europe as an Investment Officer at the International Finance Corporation, the private investment arm of the World Bank. Ms. Dietze holds a bachelor’s degree in politics from Princeton University and a master’s degree in international economics and Russian studies from the Johns Hopkins School of Advanced International Studies.
Damien Vanderwilt served as Co-President and Head of Global Markets of Galaxy from December 2020 until February 2023, when he transitioned to become a member of GDHL’s board of directors. Mr. Vanderwilt will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Previously, Mr. Vanderwilt spent 20 years at Goldman Sachs, becoming a Partner in 2016. At Goldman Sachs, he held several leadership positions across both Equities and Fixed Income, Currency and Commodities. Mr. Vanderwilt holds a Bachelor of Commerce degree in Finance & Economics from Bond College.
Rhonda Adams Medina has served on the Board of Managers of Galaxy Digital Holdings GP LLC since September 2020 and will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Ms. Medina is the Global Head of Content Legal at Audible, Inc. (an Amazon company) since 2022. Prior to Audible, Ms. Medina was Director of Business and Legal Affairs at Netflix since January 2019. Prior to Netflix, Ms. Medina was the Vice President, Business and Legal Affairs, at NBC Universal Kids for two years and spent 17 years at Nickelodeon, most recently as Senior Vice President and Deputy General Counsel.

Ms. Medina serves on the boards of the Princeton Medical Center Foundation; McCarter Theatre Center; and the advisory council of Princeton University’s Department of African American Studies. Ms. Medina formerly served on the advisory council of Harvard Law School’s Charles Hamilton Houston Institute for Race and Justice and is an emeritus advisory board member of the United Nations Foundation’s Girl Up campaign. Ms. Medina has a bachelor’s degree in East Asian Studies from Princeton University and a Juris Doctorate from Harvard Law School.
Richard Tavoso has served on the Board of Managers of Galaxy Digital Holdings GP LLC since July 2018 and became a member of GDHL’s board of directors on June 28, 2023. He will serve on Pubco’s board of directors upon consummation of the Reorganization and the Reorganization Merger. Mr. Tavoso previously served as President at Galaxy Digital LP starting in December 2017 and then served as President of Galaxy from July 2018 to December 2018. Prior to his time at Galaxy, Mr. Tavoso spent 20 years (March 1995 to January 2015) at RBC Capital Markets where he served as a Managing Director at RBC Capital Markets, Head of Global Arbitrage & Trading Division, and was a member of the Capital Markets Operating Committee. Previously, Mr. Tavoso spent seven years at Kidder Peabody, where he built and managed the Tokyo equity derivatives group. Mr. Tavoso has a bachelor’s degree in History from Princeton University.
Christopher Ferraro has served in various senior executive roles at Galaxy since February 2017 including Co-head of Merchant Bank, Chief Investment Officer and President/Co-President. Previously, Mr. Ferraro was a Managing Director and Partner at HPS Investment Partners, LLC (f.k.a. Highbridge Principal Strategies), where he worked within the Direct Lending and Special Situations Group. Mr. Ferraro began his career at BlackRock Kelso Capital Advisors, an investment manager for a publicly traded business development company focused on structuring and executing on middle-market structured debt and equity investments. Mr. Ferraro holds bachelor’s degrees in Applied Mathematics and in Economics from Yale University.
Alex Ioffe has served as Chief Financial Officer at Galaxy since April 2021. Previously, Mr. Ioffe served as Chief Financial Officer at Virtu Financial, a market making and execution services financial firm, from September 2019 to August 2020. Prior to that, Mr. Ioffe spent 15 years as Chief Financial Officer for the brokerage business of Interactive Brokers, a multi-national brokerage company, where he assisted the parent company in its initial public offering. Mr. Ioffe has a bachelor’s degree in Mechanical Engineering from Lehigh University and a Master’s of Business Administration from Columbia Business School.
Erin Brown has served as Chief Operating Officer at Galaxy since May 2021. Previously, Ms. Brown served as Chief Risk Officer at Jump Trading, a proprietary trading firm that specializes in algorithmic and high-frequency trading strategies, from January 2020 to May 2021. Prior to that, Ms. Brown spent 11 years at DRW Trading Group, an electronic trading firm. Ms. Brown has a bachelor’s degree in accounting and finance from DePaul University.
Andrew Siegel has served as General Counsel and Chief Compliance Officer at Galaxy since July 2018. Mr. Siegel joined Galaxy Digital LP in December 2017 as the Chief Compliance Officer prior to transitioning to the role of General Counsel at GDHL. Previously, Mr. Siegel served in a variety of legal and compliance roles at Perella Weinberg Partners, a global independent investment banking firm, including as its General Counsel, Chief Compliance Officer and Chief Regulatory Officer. Previously, he was General Counsel and Chief Compliance Officer of Stanfield Capital Partners LLC, an SEC-registered, alternative asset manager based in New York. Prior to that, Mr. Siegel served in the law division of Morgan Stanley, initially advising its Investment Banking Department. Ultimately, he was the senior attorney responsible for advising Morgan Stanley Investment Management’s alternative investment funds, including its private equity funds, venture capital funds, hedge funds and fund of funds. Previously in his career, Mr. Siegel was a corporate attorney at Shearman & Sterling where he focused on public and private mergers and acquisitions, private equity transactions, and joint ventures. Mr. Siegel holds a bachelor’s degree in Political Science from Tufts University and a Juris Doctor degree from Washington College of Law at American University.
Board of Directors
Board Structure and Compensation of Directors
Following the Reorganization and the Reorganization Merger, Galaxy’s board of directors will consist of eight directors. To the extent we successfully list our Class A common stock on the Nasdaq, each of Mr. Koutsouras, Mr.

Docherty, Ms. Medina, Ms. Dietze and Mr. Tavoso qualify as independent directors under the applicable corporate governance standards of the Nasdaq. All of Galaxy’s directors serve one-year terms, with each director up for election every year.
Our independent directors will appoint a “lead director,” who will initially be Mr. Koutsouras, whose responsibilities will include, among others, calling meetings of the independent directors, presiding over executive sessions of the independent directors, participating in the formulation of board and committee agendas and, if requested by stockholders, ensuring that he or she is available, when appropriate, for consultation and direct communication.
The size of our board of directors may be reduced or expanded from time to time and will be fixed exclusively by resolutions adopted by the board, subject to the terms of the Director Nomination Agreement as long as such agreement is in effect. Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors; and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors.
Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $50,000 and $100,000 in DSUs.
Background and Experience of Directors
When considering whether directors and director nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ and director nominees’ individual biographies set forth above. We believe that our directors and director nominees provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:
•Mr. Daffey—our board of directors considered Mr. Daffey’s experience in a senior leadership role at a large global financial institution, where he led businesses through several cycles of growth, innovation, and transformation. His insights and relationships are invaluable to Galaxy as we facilitate the institutionalization of cryptocurrencies as an asset class.
•Mr. Novogratz—our board of directors considered Mr. Novogratz perspective, experience and thorough knowledge of our business and the cryptoeconomy as our founder and Chief Executive Officer.
•Mr. Koutsouras—our board of directors considered Mr. Koutsouras’s prior public company experience, extensive financial background, including in leadership positions, assisting companies with financing and strategic advice.
•Mr. Docherty—our board of directors considered Mr. Docherty’s background as a successful entrepreneur in the Middle East, particularly his background in cybersecurity, cloud computing and technology.
•Ms. Medina—our board of directors considered Ms. Medina’s long tenure at Fortune 100 innovators and deep experience with governance, complex transactions and managing risks.
•Mr. Tavoso—our board of directors considered Mr. Tavoso’s background as a seasoned financial services professional, with extensive trading experience.
•Ms. Dietze—our board of directors considered Ms. Dietze’s background and experience in senior financial services roles, including in endowments, investment management firms and venture funds, as well as her experience serving on various companies’ boards.

•Mr. Vanderwilt—our board of directors considered Mr. Vanderwilt’s background as a former Co-President and senior executive at Galaxy, as well as his experience in a senior leadership role at a large global financial institution.
Controlled company exception
After the Reorganization and the Reorganization Merger, our Founder and certain funds and trusts established by our Founder are expected to, in the aggregate, have more than 50% of the combined voting power for the election of directors. As a result, we will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards, including that: (i) a majority of our board of directors consists of “independent directors,” as defined under the Nasdaq rules; (ii) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (iii) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
We do not currently intend to rely on any of these exemptions following the Reorganization and the Reorganization Merger, and may not elect to do so in the future without approval by our independent directors. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the Nasdaq, we will no longer be able to avail ourselves to any of the foregoing exemptions and will instead be required to comply with these provisions within the applicable transition periods.
Board Committees
Galaxy’s board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the Nasdaq. Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of the Reorganization, copies of each charter will be posted on our website at www.galaxy.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Audit Committee
Following the consummation of the Reorganization and the Reorganization Merger, our audit committee is expected to consist of Mr. Koutsouras, Ms. Dietze and Mr. Docherty, with Mr. Koutsouras serving as chair.
The board of directors has determined that each member of the Audit Committee qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002 and is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of the Nasdaq. We believe that our Audit Committee complies with the applicable requirements of the Nasdaq listing standards and SEC rules and regulations. Our Audit Committee is directly responsible for, among other things:
•selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;

•reviewing material related party transactions or those that require disclosure; and
•approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.
Compensation Committee
Following the consummation of the Reorganization and the Reorganization Merger, Mr. Tavoso and Ms. Dietze are expected to be the members of our Compensation Committee, with Mr. Tavoso serving as chair. All of the members of this committee are non- employee directors, as defined by Rule 16b-3 promulgated under the Exchange Act, and meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our Compensation Committee is responsible for, among other things:
•reviewing and approving, or recommending that our board of directors approve, the compensation of the executive officers employed by us;
•reviewing and recommending to our board of directors the compensation of our directors;
•overseeing the administration of our equity-based compensation plans, and our pension plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, the adoption of equity-based compensation plans and approving any grants under our equity-based compensation plans; and
•reviewing our overall compensation philosophy.
Nominating and Corporate Governance Committee
Following the consummation of the Reorganization and the Reorganization Merger, Ms. Medina and Mr. Koutsouras are expected to be members of our Nominating and Governance Committee, with Ms. Medina serving as chair. All of the members of this committee all meet the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Our Nominating and Governance Committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and
•assisting our board of directors on corporate governance matters.
Code of Business Conduct and Ethics
We have adopted a code of business conduct and ethics policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full texts of our code of business conduct and ethics policy is available on our website at www.galaxy.com. Any waiver of the code for directors or executive officers may be made only by our board of directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our stockholders as required by applicable U.S. federal securities laws and, if we successfully list the shares of our Class A common stock on the Nasdaq, the corporate governance rules of the Nasdaq. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation
None of our executive officers have served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.
Indemnification of officers and directors
Our Proposed Charter provides that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. We have established directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.
Our Proposed Charter provides that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.
GDHL has entered into, and following the Reorganization and the Reorganization Merger, Pubco will enter into, indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

EXECUTIVE COMPENSATION
References in this “Executive Compensation” section to “Galaxy,” “we,” “us,” “our” and other similar terms refer to (i) GDHL, before giving effect to the Reorganization and the Reorganization Merger, and (ii) Pubco, after giving effect to the Reorganization and the Reorganization Merger, as the context requires.
GDHL’s named executive officers (“NEOs”) for its fiscal year ended December 31, 2022 (“Fiscal 2022”) are as follows (with all positions listed as of December 31, 2022):
•Michael Novogratz, Founder, and Chief Executive Officer (“CEO”);
•Alex Ioffe, Chief Financial Officer (“CFO”);
•Christopher Ferraro, Co-President, Chief Investment Officer;
•Erin Brown, Chief Operating Officer; and
•Damien Vanderwilt, Co-President, Head of Global Markets.
Compensation Discussion and Analysis
Objectives of Compensation Program and Strategy
The Compensation, Corporate Governance and Nominating Committee’s (the “CCGN Committee” or the “CCGN”)) objective is to ensure our executive compensation program attracts, motivates, and rewards leaders with the skills and experience necessary to successfully execute on our strategic plan in order to maximize shareholder value. The Company is a complex, regulated institution which requires hiring experienced senior talent from highly competitive financial services and technology industries. The digital asset industry is highly volatile which requires patient leadership and a long-term focus.
Our executive compensation program is designed to:
(a) Attract and retain talented and experienced executives in a competitive and dynamic market
(b) Motivate our NEOs to help our company achieve the best possible financial and operational results
(c) Provide reward opportunities consistent with our performance on both a short-term and long-term basis and;
(d) Align the long-term interests of our NEOs with those of our shareholders
Independent Compensation Consultant Review
Our CCGN Committee recognizes the importance of using an independent compensation consulting firm that is appropriately qualified and provides services solely to our Board and its committees. In 2022, the CCGN Committee engaged Semler Brossy to act as independent compensation consultant to the CCGN Committee. Our CCGN Committee determined that Semler Brossy had no conflicts of interest in providing services to the CCGN Committee and was independent.
In 2022, Semler Brossy provided input on: (i) the establishment of peer group references; (ii) market benchmarks and analysis for the NEOs; (iii) approaches to CEO/Founder pay philosophies and; (iv) other executive compensation matters generally. The CCGN Committee viewed market data as one input into the pay decision process along with internal parity, overall Company performance, tenure/skill set for individuals, etc. The peer group assessment utilized three primary reference groups: (1) financial services companies, (2) broader technology companies, and (3) general industry survey data. The Company has few direct competitors that are publicly traded. As such, the work sought to identify companies in adjacent industries that have similar characteristics to the Company. In the NEO benchmarking, the information provided was used to facilitate discussions between the directors and management with an understanding of the peer group and market analysis. Semler Brossy also provided information on CEO/Founder pay practices. The CEO is currently not directly compensated for his services as his significant ownership interest continues to provide meaningful incentive to perform. The CCGN Committee requested information on this particular feature to evaluate whether such positioning remains appropriate. Given the market environment, no changes were recommended for implementation at the time.
Elements of Compensation
The Company’s compensation philosophy is that an individual’s compensation should be based on our overall performance, the line of business/team performance and the individual’s performance. The total compensation will consist of a base salary and a bonus comprised of a combination of cash and/or equity incentives. The compensation package is designed to reward performance based on the achievement of these performance goals and objectives and to be competitive with comparable companies in the market in which we compete for talent. While we emphasize performance-based compensation, we do not maintain specific policies or programs that prescribe a specified mix among base salary, short-term cash bonuses and longer-term cash or equity incentives that we target.
We operate with the goal that “every employee at GDH LP and its consolidated subsidiaries should be a shareholder”, and as such have implemented a Per Annum Total Compensation (“PATC”) metric, which includes:
(a)Base salary;
(b)Cash bonus; and
(c)Equity incentive awards, generally in the form of restricted share units (“RSUs”), at a sliding scale.
In addition to PATC, we generally reserve (x) slightly longer-dated RSUs and stock options and (y) starting in 2023, cash-settled stock appreciation rights (“SARs”) to be issued to high performing employees, with the goals of (i) rewarding strong in-year performance and (ii) aligning our future leaders more closely to the Partners and Shareholders. These special grants are in recognition of the significant work that employees have done over the last year to contribute to our overall success.
Grants under the Galaxy Digital Holdings Ltd. Long Term Incentive Plan, as amended (“LTI Plan”) are generally correlated to individual performance, team performance and our performance. There are no specific performance goals included in our compensation program at this time. While inclusion of performance-based equity awards has been contemplated, the establishment of accurate, long-term performance criteria has proven challenging given the lifecycle stage of Galaxy, GDH LP and its consolidated subsidiaries and market volatility in our sector. Galaxy, GDH LP and its consolidated subsidiaries believes grants of stock options, RSUs and SARs are effective in providing the direct alignment between company performance, pay outcomes and shareholder value creation. We will continue to evaluate whether inclusion of performance-based equity awards in our compensation program will help augment the vision and culture of Galaxy.
Formal policies for the timing of equity grants under any plan or program, stock ownership requirements or claw back policies are still under development at this time. We expect to implement a claw back policy in line with the SEC and Nasdaq requirements when effective.
NEO Compensation
With respect to the process undertaken by the CCGN Committee in its review and preparing a recommendation in respect of the CEO’s compensation, the terms of Michael Novogratz’s compensation as CEO have been determined through negotiation between him and the CCGN Committee, as set forth in his employment agreement. The CCGN Committee and Michael Novogratz established goals with respect to Galaxy and each of our business lines, and the CCGN Committee has monitored his performance against these goals. In light of Michael Novogratz’s significant ownership interest in us, it was agreed that, consistent with 2019, 2020 and 2021, Michael Novogratz would not be paid a base salary for 2022.
In determining compensation for the other NEOs, the CCGN Committee reviewed and considered the individual performance of each NEO and our performance—both as a whole and specific business lines for certain individuals

—as well as considering recommendations from Michael Novogratz with respect to each NEO. In addition, the CCGN Committee broadly reviewed the competitive market for talent in the asset management, technology and fintech industries as part of its review of our NEOs’ compensation. The CCGN Committee performed this evaluation with information and assistance from our People Team and Semler Brossy. More specifically, the CCGN Committee considered the following when determining compensation for each NEO.
With respect to Mr. Ioffe, the factors that were considered in determining his 2022 compensation levels included (1) his over 30 years of senior-level finance experience, (2) the broader market for competitive talent, (3) the progress made in building out financial and operational controls necessary to support the rapid growth of the business and (4) the work performed in his role as CFO to prepare for, and consummate, the various transactions described in this Registration Statement, including the Domestication, Reorganization and U.S. listing of Pubco and continuous preparation of reporting under IFRS and US GAAP.
With respect to Mr. Ferraro, the factors that were considered in determining his 2022 compensation levels included his contributions to our overall success and the significant role he played in a number of our key accomplishments in 2022, including (1) the realignment of the firm’s strategic direction, (2) our acquisition of the Helios Mining Facility and acquisition of the assets of GK8 Ltd, (3) the broader market for competitive talent, (4) work with respect to current investments and additional identification of investments in his capacity as Chief Investment Officer and (5) the work performed in his role as Co-President to prepare for, and consummate, the various transactions described in this Registration Statement, including the Domestication, Reorganization and U.S. listing of Pubco.
With respect to Ms. Brown, the factors that were considered in determining her 2022 compensation levels included (1) recognition that Ms. Brown is a seasoned executive with significant experience in treasury, risk and trading operations, (2) the broader market for competitive talent, (3) standing up major strategic initiatives internally, including with respect to treasury, risk management, technology, security and operations in particular and (4) the work performed in her role as COO to prepare for, and consummate, the various transactions described in this Registration Statement, including the Domestication, Reorganization and U.S. listing of Pubco.
Mr. Vanderwilt served as Co-President, Head of Global Markets of Galaxy until February 2023, when he transitioned to become a consultant and a non-employee member of GDHL’s board of directors. With respect to Mr. Vanderwilt, the factors that were considered in determining his 2022 compensation levels were similar to those considered in determining his 2021 compensation levels (as Mr. Vanderwilt joined Galaxy in December 2020), including, the alternative career choices available for someone with his significant experience and background. However, Mr. Vanderwilt’s 2022 compensation levels also took into consideration his contributions to our overall success and the significant role he played in a number of our key accomplishments in 2022, including (1) his work in developing a number of strategic partnerships that led to various business initiatives, (2) the broader market for competitive talent, (3) his leadership in recruiting top talent, including several leadership roles and (4) the work performed in his role as Co-President to prepare for, and consummate, the various transactions described in this Registration Statement, including the Domestication, Reorganization and U.S. listing of Pubco.
Alternative Compensation Summary for Financial Year 2022
We refer to the table in this section as the NEO Actual Annual Compensation Summary. This table is voluntary disclosure and should be read as a supplement to the Summary Compensation Table below and is not intended to detract from or replace the information contained therein. This table is for illustrative purposes only and not to be considered responsive to any disclosure requirements. Please refer to the Summary Compensation Table further below, which is presented in accordance with Item 402(c) of Regulation S-K, and sets forth compensation for each NEO of the Company during the financial year ending December 31, 2022.
In the Summary Compensation Table, the disclosure of Share Based Awards and Option Based Awards is valued at the grant date(s) despite being based on the prior year’s performance; however, the disclosure of Annual Incentive Plans reflects the annual cash performance bonuses paid to the NEOs for the applicable financial year, even if actually paid in the following year.

After each financial year, the CCGN Committee considers the performance of Galaxy in the prior year when determining incentive awards for the NEOs. The following table provides information about the actions and decisions of the CCGN Committee after the end of the most recently completed financial year in granting Share Based Awards and Option Based Awards in 2023 that relate to 2022 performance.

NEO Actual Annual Compensation Summary
Financial Year Ended December 31, 2022
	Per Annum Total Compensation
Name	Base Salary ($)	Cash Bonus ($)	Annual RSU Bonus (1) ($)	LTIP RSUs(2) ($)	LTIP Options (3) ($)	Total Compensation (“TC”) ($)	% Change in TC vs FYE Dec 31, 2021
Michael Novogratz Chairman and CEO	—	—	—	—	—	—	—
Alex Ioffe CFO	400,000	450,000	224,755	—	1,106,165	2,180,920	(15)%
Christopher Ferraro President, Chief Investment Officer	500,000	300,000	149,839	374,594	1,843,608	3,168,041	(78)%
Erin Brown COO	400,000	360,000	179,805	461,251	1,843,608	3,244,664	40%
Damien Vanderwilt Director	500,000	—	—	—	—	500,000	(96)%
_______________
(1)Annual RSU bonus represents the value of the equity incentive compensation component of the NEOs’ discretionary annual performance bonus in respect of the 2022 financial year (“Annual RSU Bonus Grants”). A total of 73,091 RSUs were granted to Mr. Ioffe, 48,728 RSUs to Mr. Ferraro and 58,473 RSUs to Ms. Brown, in each case, on March 29, 2023. These Annual RSU Bonus Grants are scheduled to vest annually over three years, 33% on March 1, 2024, 33% on March 1, 2025 and 34% on March 1, 2026. The Annual RSU Bonus Grants’ value represents the grant date fair value of the equity award.
(2)LTIP RSUs represent the value of one-time grants of 121,819 RSUs to Mr. Ferraro and 150,000 RSUs tor Ms. Brown, in each case granted on March 29, 2023 (“LTIP RSU Grants”). These LTIP RSU Grants are scheduled to vest annually over three years, 33% on March 1, 2024, 33% on March 1, 2025 and 34% on March 1, 2026. The LTIP RSU Grant value represents the grant date fair value of the equity award.
(3)LTIP options represent the value of one-time grants of 600,000 options to Mr. Ioffe, 1,000,000 options to Mr. Ferraro and 1,000,000 options to Ms. Brown, in each case granted on March 29, 2023 (“LTIP Option Grants”). These LTIP Option Grants are scheduled to vest annually over three years, 33% on March 1, 2024, 33% on March 1, 2025 and 34% on March 1, 2026. The exercise price for these LTIP Option Grants is C$6.75. The LTIP Option Grant value represents the Black-Scholes grant date fair value.
Compensation Risk
The Board and, as applicable, the CCGN Committee, considers and assesses the implications of risks associated with our compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. Our practice of compensating our officers primarily through a mix of salary and equity is designed to mitigate risk by: (i) ensuring that we retain such officers; and (ii) aligning the interests of its officers with our short-term and long-term objectives and our shareholders. As of the date of this filing, the Board has not identified risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on Galaxy.
Pledging and Hedging Policies
Pursuant to the terms of our Insider Trading Policy, the NEOs and directors are prohibited from speculating in our securities, which may include buying with the intention of quickly reselling such securities, or selling our securities with the intention of quickly buying such securities; buying securities on margin or holding Company stock in a margin account; short selling a security of the Company or any other arrangement that results in a gain only if the value of our securities declines in the future; selling a “call option” giving the holder an option to purchase our securities; buying a “put option” giving the holder an option to sell our securities; pledging our securities; and purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in the market value of our securities (or equivalents such as share units, the value of which is derived from our equity securities) held, directly or indirectly, by such person, including equity securities granted as compensation. The NEOs and directors may, however, acquire and sell shares issued under the Galaxy Digital Holdings Ltd. Amended and Restated Stock Option Plan (the “Stock Option Plan”) and the LTI Plan.
Employment Arrangements
Michael Novogratz
Michael Novogratz is party to an ongoing employment agreement with Galaxy Digital Services LLC (“GDS”), an affiliate of GDHL, setting forth the terms and conditions of his employment, which provided for his base salary of $400,000, eligibility to receive annual cash incentive compensation as determined by the Board. Michael Novogratz’s agreement includes provisions regarding confidentiality, non-competition and non-solicitation, as well as an intellectual property assignment to GDS LLC, an affiliate of Galaxy, and a nondisparagement obligation. In addition to general terms of non-competition, during his employment, all of Michael Novogratz’s businesses and investments relating to cryptocurrencies and digital assets are to be run, operated and held solely by and through GDS LLC, an affiliate of GDHL, except for a de minimis amount through passive investments. The employment agreement with Michael Novogratz provides for the termination of his employment for reasons of cause, good reason or any other reason. In the event that Michael Novogratz’s employment is terminated without cause or for good reason, he is entitled to (i) accrued and unpaid base salary and vacation earned through the date of termination and (ii) payment of Michael Novogratz’s base salary for a period of twelve months following the date of termination upon execution and delivery of a release of claims. In connection with a termination for any other reason, Michael Novogratz is entitled to accrued and unpaid base salary through the date of termination. Effective January 31, 2019, Michael Novogratz agreed to accept no salary and did not receive a salary in 2020, 2021 or 2022.
Assuming Michael Novogratz was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments:
•Termination without cause or for good reason: accrued and unpaid base salary and vacation earned through the date of termination and payment of Michael Novogratz’s base salary ($0 in 2022) for a period of twelve months following the date of termination upon execution and delivery of a release of claims.
•Termination for any other reason: Accrued and unpaid base salary through the date of termination ($0 in 2022).
Alex Ioffe
On November 3, 2021, GDS LLC, an affiliate of GDHL provided Alex Ioffe with an offer letter setting forth the terms and conditions of his employment as Managing Director, Chief Financial Officer and Executive Committee Member (the offer letter is an amendment and restatement of a prior offer letter provided to Mr. Ioffe dated March 24, 2021, before Mr. Ioffe commenced employment). The offer letter provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus and eligibility to participate in the employee benefit plans of GDS LLC, an affiliate of GDHL. Mr. Ioffe also received RSUs and stock options. Mr. Ioffe’s offer letter includes provisions regarding non-competition and non-solicitation. Mr. Ioffe is also party to a confidentiality agreement with an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to resignation.
Assuming Mr. Ioffe was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of his offer letter or the LTI Plan with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87 (and the value of option acceleration assumed to be $0 since Ms. Ioffe’s unvested options were underwater as of such date):
•Termination by GDS LLC, our affiliate, for any reason or by Mr. Ioffe with good reason: $215,916, because, under Mr. Ioffe’s offer letter, RSUs and options granted pursuant to the offer letter in connection with the commencement of his employment that would have vested had Mr. Ioffe remained employed for 1 year following his termination date would immediately vest (in addition, Mr. Ioffe would be entitled to exercise the options for no less than one year following termination or, if shorter, the remaining term of the option). This amount represents the acceleration of 75,565 RSUs that are scheduled to vest on March 1, 2023. The equity acceleration provisions of Mr. Ioffe’s offer letter only apply to his sign-on option grant, sign-on RSU grant and the RSU portion of his 2021 bonus with the treatment of any future grants governed by the terms of the LTI Plan and the applicable award agreement.
•Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): $858,335, because generally, under the terms of the LTI Plan, if an employee is terminated within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all of the employee’s unvested equity awards will vest. This amount represents the acceleration of 300,395 RSUs scheduled to vest through April 1, 2025.
Christopher Ferraro
On July 31, 2018, GDS LLC, an affiliate of ours, provided Christopher Ferraro with an offer letter setting forth the terms and conditions of his employment as Head of Principal Investments, which provides for a base salary of $400,000, a target discretionary bonus, stock options and equity in the amounts described in this filing and eligibility to participate in employee benefit plans of GDS LLC, an affiliate of ours. Mr. Ferraro’s offer letter includes provisions regarding non-competition and non-solicitation. Mr. Ferraro is also party to a confidentiality agreement with an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation. The letter also requires 90 days’ notice prior to any resignation. Subsequent to the offer letter, Mr. Ferraro’s base salary was decreased to $300,000 beginning February 1, 2020 for that year as a result of cost-saving measures in which most of the senior management team agreed to reduce salaries. Beginning January 1, 2021, Mr. Ferraro’s salary was increased to $500,000 for consistency with other senior management. Mr. Ferraro’s title subsequently changed to be our Co-President, Chief Investment Officer and manager of GDH GP.
Assuming Mr. Ferraro was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments, which are under the terms of the LTI Plan, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87:
•Termination without cause or for good reason: $1,016,701 because, under the LTI Plan, RSUs scheduled to vest at the next vesting date that is within 6 months of his termination would automatically vest. This amount represents the acceleration of 355,819 RSUs vested on March 1, 2023.
•Termination within 24 months following a change of control or on death or disability: $4,550,873, because, generally, if an employee is terminated within two years of a change of control transaction, then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 1,592,688 RSUs scheduled to vest through April 1, 2025.
Erin Brown
On April 14, 2021, GDS LLC, an affiliate of GDHL, provided Erin Brown with an offer letter (as amended as of October 20, 2021) setting forth the terms and conditions of her employment as Managing Director, Chief Operating Officer and Executive Committee Member, which provides for a base salary of $400,000, eligibility to receive a discretionary annual bonus, and eligibility to participate in the employee benefit plans of GDS LLC, an affiliate of GDHL. Ms. Brown also received RSUs and stock options. Ms. Brown’s offer letter includes provisions regarding non-competition and non-solicitation. Ms. Brown is also party to a confidentiality agreement with an intellectual property assignment to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation. The offer letter also requires 90 days’ notice prior to resignation.
Assuming Ms. Brown was terminated on the last business day of the most recently completed fiscal year, she would receive the following, which are under the terms of her offer letter or the LTI Plan, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87 (and the value of option acceleration assumed to be $0 since Ms. Brown’s unvested options were underwater as of such date):
•Termination other than by our affiliate for cause or Ms. Brown without good reason: $468,660, because, under the LTI Plan, RSUs and options scheduled to vest at the next vesting date that is within 6 months of her termination would automatically vest. This amount represents the acceleration of 94,024 RSUs scheduled to vest on June 1, 2023. In addition, under her offer letter, Ms. Brown would be entitled to cash severance (upon execution and delivery of a release of claims) in an amount equal to her salary for the remainder of the calendar year, which would be $0 as of the last day of fiscal year 2022, plus 50% of Ms. Brown’s 2022 annual base salary in the amount of $200,000.
•Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): in addition to any cash severance payable above, $705,175, because, generally, under the terms of the LTI Plan, if an employee is terminated without cause or for good reason within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 246,793 RSUs scheduled to vest through April 1, 2025.
Damien Vanderwilt
Damien Vanderwilt entered into a Separation and Release Agreement and a Consulting Agreement, each dated February 6, 2023, with GDS LLC, an affiliate of GDHL (collectively, the “Separation Agreement”). Under the Separation Agreement, Mr. Vanderwilt terminated employment as of February 7, 2023 (the “Separation Date”) and resigned from all officer and other positions held with GDS LLC and each of its affiliates as of such date. Mr. Vanderwilt remains subject to the provisions regarding non-competition and non-solicitation under his offer letter dated December 3, 2020, provided that the Separation Agreement clarifies and amends the provisions regarding non-solicitation whereby such covenant continues to apply during the period of his provision of consulting services and until the later of twelve (12) months following the Separation Date and three (3) months following the end of the Consulting Period.
Under the Separation Agreement, Mr. Vanderwilt is entitled to certain benefits in exchange for executing and not revoking a release of claims against GDHL and its affiliates and complying with the terms of the Separation Agreement:
•Mr. Vanderwilt will become a non-independent director of GDHL and a senior advisor to an affiliate of GDHL.
•Mr. Vanderwilt is also entitled to $500,000 (minus the sum of (i) all base salary earned from January 11, 2023 through the Separation Date plus (ii) the Company’s tax advisor fees incurred in negotiating and drafting the Separation Agreement, with any such tax advisor fees capped at $10,000) in a lump sum severance payment.
Additionally, the Separation Agreement clarifies the treatment of his equity awards in connection with his separation, as follows:
•With respect to Mr. Vanderwilt’s December 3, 2020 option grant, the first tranche of the option grant (of which 1,759,300 were vested and exercisable, but were underwater as of the Separation Date) and the second tranche of the option grant (of which 1,875,000 were vested and exercisable, but were underwater as of the Separation Date) (the first option tranche and the second option tranche together, the “Outstanding Options”) are deemed to be fully unvested as of the Separation Date. Subject to Mr. Vanderwilt’s remaining in service as a consultant, the first option tranche is scheduled to vest on December 1, 2023 and the second option tranche is scheduled to vest on December 1, 2024. The third and fourth tranches of Mr. Vanderwilt’s option grant (3,750,000 unvested options) were forfeited as of the Separation Date.
•If Mr. Vanderwilt ceases to be a consultant for any reason other than as a result of termination for cause, the unvested Outstanding Options will vest in full as of the date of termination and vested and unexercised

Outstanding Options will remain outstanding until the earlier of (i) the later of the first anniversary of (x) the date of the termination and (y) the date Mr. Vanderwilt ceases to be a director, and (ii) December 3, 2025 (the original expiration date of the option award). The Outstanding Options (included any vested portion) will be forfeited for no consideration if Mr. Vanderwilt is terminated for cause or if, following the end of the non-competition period specified in the non-competition provision, he engages in any activity that would have been a breach of the non-competition provision had such activity occurred during the applicable non-competition period.
•Mr. Vanderwilt’s Class B Units granted as of December 15, 2020 (all of which had vested prior to the Separation Date, including as a result of certain vesting acceleration) were exchanged prior to the Separation Date for GDHL ordinary shares.
•Of Mr. Vanderwilt’s restricted shares of GDHL granted as of December 15, 2020, 42% of such shares (454,971 shares) vested as of the Separation Date. The remainder of his restricted share award, 58% of such shares (625,500 shares), were forfeited for no consideration on the Separation Date.
•Of Mr. Vanderwilt’s first RSU award covering 110,239 RSUs granted on April 1, 2022, 33% (36,379 RSUs) vested as of the Separation Date and will be settled in accordance with the terms of such award and the LTI Plan. 67% (73,860 RSUs) were forfeited for no consideration on the Separation Date.
•Mr. Vanderwilt’s second RSU award covering 330,717 RSUs granted on April 1, 2022 was forfeited in full for no consideration on the Separation Date.
Under the Separation Agreement, Mr. Vanderwilt will remain subject to his prior covenants regarding nondisclosure of confidential information, assignment of intellectual property to Galaxy, GDH LP and its consolidated subsidiaries and a nondisparagement obligation contained in the confidentiality and related covenants agreement that he previously entered into on November 15, 2020, as well as the protective covenants described in his offer letter dated December 3, 2020, with the term of the non-solicitation covenant clarified and modified as described above. The offer letter is otherwise superseded by the Separation Agreement.
Pursuant to the terms of the Separation Agreement, Mr. Vanderwilt has been engaged by GDS LLC, an affiliate of GDHL to provide consulting services for a term commencing on February 8, 2023 and ending December 31, 2024 (the “Consulting Period”), unless (i) terminated sooner by providing ten days’ notice to him, (ii) terminated immediately for cause or he is in material breach of the consulting agreement, (iii) automatically terminated upon death or disability, (iv) he terminates the agreement by providing ten days’ notice, or (v) immediately terminated if he revokes the Separation Agreement. Mr. Vanderwilt will be entitled to a consulting fee of $64,417 per month for February 8, 2023 through February 28, 2023; $93,558 per month for March 1, 2023 through December 31, 2023; and $83,333 per month for January 1, 2024 through December 31, 2024. If (i) he terminates the consulting agreement, the consulting agreement is terminated for cause or due to material breach of the agreement, or the consulting agreement is terminated due to his death or disability, Mr. Vanderwilt will receive any unpaid consulting fees through the termination date, (ii) the consulting agreement terminates as a result of his revocation of the Separation Agreement, no fees are owed under the consulting agreement and (iii) the consulting agreement is terminated by GDS LLC upon ten days’ notice and other than for the reasons described in the preceding subsections (i) and (ii), he will receive any unpaid consulting fees through the full Consulting Period payable in a lump sum.
Benefit Plans
Galaxy’s NEOs participate in employee benefit programs available to its employees generally, including health, dental and vision insurance and a tax-qualified 401(k) plan sponsored by GDS LLC, as well as two optional benefits for executives. For those executives who choose to take advantage of the optional benefits, these benefits include payment of the employee portion of health care premiums under the enhanced coverage portion of our fully insured health and welfare plan (which is otherwise available to all our employees) and a financial coaching service which is provided at no cost to our executives. Other than as described in the preceding sentence, neither GDHL nor its subsidiaries maintained any executive-specific benefit or perquisite programs in Fiscal 2022.

Under the GDS LLC 401(k) plan, eligible employees (including the NEOs) are able to defer their eligible compensation subject to applicable annual limits under the Internal Revenue Code. All participants are 100% vested in their deferrals when contributed. Currently, GDS LLC provides a non-elective safe harbor contribution of no less than 3% of eligible compensation per employee. These safe harbor contributions are 100% vested when made.
Treatment of Equity Awards in Connection with the Proposed Transactions
In connection with the Proposed Transactions, (i) each award in respect of our stock granted under the Stock Option Plan and the LTI Plan (collectively, “Galaxy Equity Awards”), that is outstanding immediately prior to the effective time of the Reorganization Merger, whether vested or unvested, will, by virtue of the Reorganization Merger and without any action on the part of Galaxy, any holder of any Galaxy Equity Award or any other person, be assumed by Pubco and converted into an equity award in respect of Pubco Class A common stock on a one-to-one basis with respect to the ordinary shares of GDHL underlying the Galaxy Equity Awards immediately prior to the effective time of the Reorganization Merger and on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to each such Galaxy Equity Award immediately prior to the effective time of the Reorganization Merger, and (ii) Pubco will assume each of the Stock Option Plan and the LTI Plan.
2022 Equity Awards
In 2022, the Company granted an equity award to each NEO, other than Mr. Novogratz. Each such NEO received a one-time grant of time-vesting RSUs (Mr. Ioffe, 73,493; Mr. Ferraro, 514,449; Ms. Brown, 52,621 and Mr. Vanderwilt, 330,717) and also received a portion of his or her 2021 annual bonus in the form of time-vesting RSUs (Mr. Ioffe, 20,652; Mr. Ferraro, 110,239; Ms. Brown, 9,922 and Mr. Vanderwilt, 110,239). The one-time RSU grants cliff vest on the third anniversary of the grant date. These one-time RSU grants with longer vesting terms were made in recognition of strong firm and individual performance for FY 2021. The annual bonus RSU grants vest in three equal annual installments over three years, beginning on the first anniversary of the grant date. Annual bonus RSUs are an important element in our PATC approach as it strengthens employee alignment to stakeholder interests.
Summary Compensation Table
The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2022, 2021 and 2020 is summarized as follows.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)	All Other Compensation ($)(4)	Total Compensation ($)
Michael Novogratz(5)	2022	—	—	—	—	3,496	3,496
Chairman and CEO	2021	—	—	—	—	4,625	4,625
	2020	—	—	—	—	—	—
Alex Ioffe(6)	2022	400,000	450,000	1,604,744	—	9,150	2,463,894
CFO	2021	304,615	656,000	5,266,297	10,221,155	9,138	16,457,205
Christopher Ferraro	2022	500,000	300,000	10,648,091	—	9,561	11,457,652
President, Chief Investment Officer	2021	500,000	3,500,000	18,537,364	—	9,325	22,546,689
	2020	316,667	2,000,000	—	—	12,750	2,329,417
Erin Brown(7)	2022	400,000	360,000	1,066,074	—	24,150	1,850,224
Chief Operating Officer	2021	254,615	1,000,000	5,266,297	10,221,155	10,138	16,752,205
Damien Vanderwilt	2022	500,000	0	7,516,295	—	27,646	8,043,941
Director	2021	500,000	3,500,000	—	—	13,950	4,013,950
	2020	38,251	0	8,702,481	23,957,652	—	32,698,384

__________________
(1)The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs for the applicable fiscal year. Annual cash performance bonuses are discretionary, earned and paid based on the achievement of applicable company and individual performance goals, as determined by the Board. The amounts reported in this column reflect the annual cash performance bonuses paid to the NEOs with respect to performance for the applicable fiscal year, even if actually paid in the following year.
(2)The amounts reported in these columns represent the aggregate grant date fair value (as described in further detail below) of the awards of RSUs and non-qualified stock options granted to each of the NEOs during the applicable fiscal year under the LTI Plan and Stock Option Plan, and with respect to Mr. Vanderwilt, one grant of an award of GDH LP B Units in December 2020. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Amounts reported do not reflect the actual economic value that may be realized by the applicable NEO. We use the Black-Scholes option pricing model to calculate the fair value of option-based awards.
(3)These amounts are based on the fair value of the awards at the date of grant, as described in footnote (2). Such information does not reflect the current fair value of the awards and, as a result, the amounts reported do not reflect the actual economic value realized by the applicable NEO.
(4)This amount reflects (i) company contributions under the Galaxy Digital Services LLC 401(k) Plan; (ii) health care premiums paid by an affiliate of GDHL under the enhanced coverage portion of our fully insured health and welfare plan (which plan is otherwise available to all our employees) and imputed value of a financial coaching service for those who take advantage.
(5)In Fiscal 2020, Fiscal 2021 and Fiscal 2022, Mr. Novogratz was not paid an annual base salary and did not receive any compensation for his role as director.
(6)Mr. Ioffe’s employment with Galaxy commenced on March 29, 2021 and the amount reported in the salary column for 2021 reflects his prorated base salary since such date. Mr. Ioffe’s annual rate of base salary during Fiscal 2021 was $400,000.
(7)Ms. Brown’s employment with Galaxy commenced on May 12, 2021 and the amount reported in the salary column for 2021 reflects her prorated base salary since such date. Ms. Brown’s annual rate of base salary during Fiscal 2021 was $400,000.
Grants of Plan-Based Awards
The following table sets forth information with respect to plan-based awards granted to our named executive officers during our fiscal year ended December 31, 2022.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Stock Awards: Number of Shares of Stocks or Units (#)	Grant Date Fair Value of Stock and Option Awards
Michael Novogratz	—	—	—	—
Alex Ioffe	4/1/2022	73,493	—	1,252,722
	4/1/2022	20,652		352,023
Christopher Ferraro	4/1/2022	110,239	—	1,879,074
	4/1/2022	514,449		8,769,017
Erin Brown	4/1/2022	52,621	—	896,949
	4/1/2022	9,922		169,125
Damien Vanderwilt	4/1/2022	330,717	—	5,637,222
	4/1/2022	110,239		1,879,074
Equity Incentive Compensation Plans
Stock Option Plan
We maintain the Stock Option Plan which provided that the Board may from time to time, in its discretion, and in accordance with requirements of the TSX (or, if the ordinary shares are listed and posted for trading on another stock exchange, the exchange where the majority of the trading volume and value of the ordinary shares occurs) (the “Stock Exchange”) grant to directors, officers, employees and consultants to Galaxy, non-transferable options to purchase ordinary shares, provided that the number of ordinary shares will not exceed a total of 45,565,739 ordinary shares, 15% of the Fully Exchanged Share Capital (as defined below) as of the date of the amendments to the Stock Option Plan approved by the Company’s Shareholders, calculated as if giving effect to the exchange of all issued and outstanding GDH LP B Units for ordinary shares in accordance with the terms of the GDH LP B Units (the “Fully Exchanged Share Capital”) as of such date.

As of August 4, 2023, we had 9,893,075 options outstanding under the Stock Option Plan, representing 9.25% of the issued and outstanding ordinary shares of the Company or 3.06% of the Fully Exchanged Share Capital. The Stock Option Plan was initially approved by our Shareholders on June 13, 2018, with amendments to the Stock Option Plan approved by the Company’s Shareholders at the annual general meeting held on June 24, 2019. Since the adoption of the LTI Plan and approval by our shareholders, no new grants have been made under the Stock Option Plan and it is anticipated that no more grants will be made under the Stock Option Plan.
Subject to the terms and conditions of the Stock Option Plan, the Board, in its sole discretion, may from time to time designate the director, officer, employee or consultant of the Company or a subsidiary or affiliate to whom options will be granted, the number of ordinary shares to be covered by each option granted and the terms and conditions of such option. Each proposed grantee of an option will be deemed to represent and warrant that such person is a Sophisticated Investor as of the date of grant.
For purposes of the Stock Option Plan, a “Sophisticated Investor” is a person that is both an “accredited investor” as defined in Rule 501(a) of Regulation D under the United States Securities Act of 1933 and either a “qualified purchaser” as defined in Section 2(a)(51) of the United States Investment Company Act of 1940 (the “1940 Act”) or a “knowledgeable employee” as defined in Rule 3c-5 under the 1940 Act.
The number of ordinary shares reserved for issuance under the Stock Option Plan is fixed at 45,565,739, being an amount that is 15% of the Fully Exchanged Share Capital as of the date of the amendments to the Stock Option Plan were approved by our shareholders.
The number of ordinary shares issuable to Insiders (as defined pursuant to the policies of the Stock Exchange), at any time, under the Stock Option Plan, together with the aggregate number of ordinary shares issuable to Insiders under any other share compensation arrangement, must not exceed 10% of the Fully Exchanged Share Capital, and the number of options issued to Insiders under the Stock Option Plan, together with the aggregate number of ordinary shares issuable to Insiders under any other share compensation arrangement, within a one year period must not exceed 10% of the Fully Exchanged Share Capital.
Subject to the terms and conditions of the Stock Option Plan, the Board has authority to determine the terms, including the limitations, restrictions, vesting period and conditions, if any, of option grants.
All options granted under the Stock Option Plan have an exercise price determined and approved by the Board at the time of grant, which must not be less than the fair market value of the ordinary shares at such time. For the purposes of the Stock Option Plan, the fair market value of the ordinary shares is the closing price of the ordinary shares on the Stock Exchange on the last trading day before the day on which the option is granted.
An option is exercisable during a period established by the Board which commences on the date of the grant and terminates not later than five (5) years after the date of the granting of the option. The Stock Option Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate falls during a black-out period so long as the new expiry date is within five (5) years after the date of granting such option. In such cases, the extended exercise period terminates on the tenth business day after the last day of the black-out period.
No ordinary shares may be issued to a participant upon exercise if, as of the date of exercise, the participant is not a Sophisticated Investor. In the event that a participant is not a Sophisticated Investor at the date of exercise, or if there are other legal or regulatory restrictions, upon exercise, we will, subject to the terms of the Stock Option Plan, use reasonable efforts to cash settle its obligations under the exercise of such options as provided in the Stock Option Plan.
Subject to any required Stock Exchange approval, the Stock Option Plan also provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the ordinary shares, consolidation, distribution, merger or amalgamation or similar corporate transaction, in order to maintain the optionees’ economic rights in respect of their options in connection with such change in capitalization, including adjustments to the exercise price or the number of ordinary shares to which an optionee is entitled upon exercise of options, the class(es) and maximum number of securities subject to the Stock Option Plan, or permitting the immediate exercise of any outstanding options that are not otherwise exercisable.

The following table describes the impact of certain events upon the rights of holders under the Stock Option Plan, including death or incapacity, termination for cause, termination without cause or the participant’s resignation for good reason (each, as defined in the Stock Option Plan, as applicable):

Event	Provisions
Death or incapacity	All unvested options will vest, all outstanding options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be automatically exercised, and all other options will be forfeited

Termination for cause	Forfeiture of all vested and unvested options as of the date of termination

Resignation without good reason	All outstanding, vested options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be immediately exercised or forfeited and all other options will be forfeited

Termination without cause or resignation for good reason	Options scheduled to vest at the next vesting date will automatically vest, all outstanding, vested options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be immediately exercised or forfeited and all other options will be forfeited
All options vest in accordance with the terms of their grant agreement and the Stock Option Plan. A participant’s grant agreement or any other written agreement between a participant and the Company may provide that unvested options be subject to acceleration of vesting and exercisability in certain circumstances. The Board may at its discretion accelerate the vesting of any outstanding options notwithstanding the previously established vesting schedule or, subject to applicable regulatory provisions and Shareholder approval, extend the expiration date of any options, provided that the period during which an option is exercisable does not exceed five (5) years from the date such option is granted. If the Stock Option Plan is terminated, the provisions of the Stock Option Plan with respect to outstanding options will continue to be in effect as long as any such option remains outstanding. Options are not transferable or assignable. The Company does not provide any financial assistance to facilitate the purchase of ordinary shares under the Stock Option Plan.
In the event of certain change of control transactions, the Board has the right to provide for the conversion or exchange of any outstanding options into or for options, rights or other securities in any entity participating in or resulting from a change of control, cash or other property. The Board may accelerate the vesting and/or the expiry date of any or all outstanding options to provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the change of control, provided the period during which an option is exercisable does not exceed the original date of expiry. In a change of control transaction where all options are settled for an amount (as determined in the sole discretion of the Board) of cash or securities, the Board may, in its sole discretion, terminate any option for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the change of control transaction without payment of consideration therefor. If, in connection with a change of control transaction, any options remain outstanding or are substituted, converted or exchanged, then upon a termination of a participant’s employment without cause within two years following such change of control transaction, all the participant’s unvested options will vest, all the participant’s outstanding options with an exercise price less than the fair market value of an Ordinary Share on the date of termination will be automatically exercised, and all the participant’s other options will be forfeited.
The Board may, in its sole discretion, suspend or terminate the Stock Option Plan at any time, or from time to time, and may amend the Stock Option Plan or any option at any time without the consent of the optionees provided that such amendment must (i) not adversely alter or impair any option previously granted except as permitted by the terms of the Stock Option Plan, (ii) be subject to applicable law and any regulatory approvals including, where required, the approval of the Stock Exchange, and if the ordinary shares are listed or posted for trading on another stock exchange, the stock exchange(s) where the ordinary shares are listed or posted for trading, and (iii) be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange, and if the ordinary shares are listed or posted for trading on another stock exchange, the stock exchange(s) where the ordinary shares are listed or posted for trading, provided however that Shareholder approval must not be required for the following amendments and the Board may, subject to applicable stock exchange approval, make any changes which may include but are not limited to:
(a)amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan;
(b)a change to the provisions of any option governing vesting and the effect of termination of a participant’s employment, contract or office;
(c)the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted;
(d)a change to advance the date on which any option may be exercised under the Stock Option Plan; and
(e)an amendment as the Board determines in its and absolute discretion to be necessary or advisable to comply with applicable law or the requirements of the Stock Exchange or other regulatory body having authority over the Company, the Stock Option Plan, the participants or the Shareholders.
Notwithstanding the foregoing, no such change or amendment may be made if or to the extent that it would cause an outstanding option held by any participant that is subject to taxation in the United States at the time of a grant (each, a “U.S. Participant”) to cease to be exempt from, or fail to comply with, Section 409A of the United States Internal Revenue Code of 1986, as amended.
For greater certainty, the Board is required to obtain Shareholder approval to make the following amendments:
(a)any amendment which reduces the exercise price of any Insider’s option after the options have been granted or any cancellation of an option and the substitution of that option by a new option with a reduced price, except in the case of an adjustment pursuant to a change in capitalization;
(b)any amendment which extends the expiry date of any option beyond the original expiry date, except in case of an extension due to a black-out period;
(c)any increase to the maximum number of ordinary shares issuable from treasury under the Stock Option Plan other than an adjustment pursuant to a change in capitalization;
(d)any change to the eligible participants of the Stock Option Plan;
(e)the method for determining the exercise price of options;
(f)an amendment to the termination provisions of any option; and
(g)any amendment to the amendment provisions of the Stock Option Plan.
Except as specifically provided in an option agreement approved by the Board, options granted under the Stock Option Plan are generally not assignable or transferable; however, an optionee may, with the prior approval of the Board, transfer options to (i) such optionee’s retirement savings trust, or (ii) registered retirement savings plans or registered retirement income funds of which the optionee is and remains the annuitant.
Options granted to U.S. Participants are subject to additional terms and conditions, as set forth in the Stock Option Plan. Options may be granted under the Stock Option Plan to U.S. Participants either as incentive stock options or as non-qualified options (each as defined in the Stock Option Plan), subject to any applicable restrictions or limitations as provided under the Stock Option Plan and applicable law.
Pursuant to the Stock Option Plan, the Board may from time to time, in its discretion and without the approval of the Company’s shareholders, make certain changes to the Stock Option Plan, including amendments of a housekeeping nature and amendments the Board determines to be necessary or advisable to comply with the requirements of the stock exchange having authority over the Company.
GDH LP Equity Awards
Prior to July 31, 2018 (when we completed our business combination by way of plan of arrangement (the “RTO Transaction”)), GDH LP awarded 30,870,000 B Units in satisfaction of the employee equity commitments made to the Company’s founder employees (“GDH LP B Units”). All such GDH LP B Units were outstanding when issued but were subject to certain vesting and forfeiture terms. The majority of GDH LP B Units have vested, with 30,542 GDH LP B Units remaining unvested as of August 4, 2023. Such GDH LP B Units are subject to the following forfeiture conditions:
(a)upon a termination of employment by GDH LP for cause all compensatory GDH LP B Units, whether vested or unvested, will be subject to forfeiture;
(b)upon termination without cause or resignation for “good reason”, the unvested compensatory GDH LP B Units that would have otherwise vested on the next vesting date shall vest immediately and, thereafter, all vested compensatory GDH LP B Units will be exchanged for ordinary shares and all other unvested compensatory GDH LP B Units will be forfeited;
(c)upon resignation without “good reason”, all vested compensatory GDH LP B Units will be exchanged for ordinary shares and all unvested compensatory GDH LP B Units will be forfeited; and
(d)for Profits Interests (described below), upon termination or resignation for any reason, if the Profits Interests are not caught up, they are forfeited regardless of whether vested or unvested.
Compensatory GDH LP B Units are subject to “double-trigger” vesting upon a qualifying termination of employment in connection with a change in control of GDH LP. As of August 4, 2023, 20,077,056 of such GDH LP B Units were forfeited, 10,957,640 of such GDH LP B Units were exchanged and 10,792,944 of such GDH LP B Units remain issued and outstanding.
In addition, half of each grant of compensatory GDH LP B Units (comprising the later-vesting B Units) (the “Profits Interests”) are subject to certain limitations on distributions and exchange until the Profits Interests are “caught up” in order to qualify as profits interests for United States federal income tax purposes under Revenue Procedures 93-27 and 2001-43. The Profits Interests receive “catch up” allocations with respect to book income which is recognized upon a liquidation or capital event, or when the capital accounts of the GDH LP unitholders are marked to market to reflect the fair market value of GDH LP’s assets, including goodwill. Such “catch up” allocations terminate once the Profits Interests have accumulated capital accounts equal to those of other GDH LP B Units.
Upon vesting, each Profits Interest will entitle its holder to receive his or her pro rata share of the distributions of GDH LP on the GDH LP B Units unless the distribution represents value predating the issuance of the Profits Interest and there has been insufficient book income to “catch up” the capital account associated with the Profits Interest (the aggregate difference between the amount that would have been distributed had the Profits Interest been fully caught up and the capital accounts of such Profits Interests, the “Catch-Up Shortfall Amount”). Each vested Profits Interest for which sufficient “catch-up” allocations have been made such that the Catch-Up Shortfall Amount is $0 may be exchanged for an equivalent number of ordinary shares (subject to certain timing and eligibility requirements).
Any further grants of equity interests similar to the foregoing would require Shareholder approval in accordance with the policies of the TSX (or other applicable Stock Exchange).
LTI Plan
The Company maintains the LTI Plan, which was adopted by the Board on May 14, 2021 and was approved by the Company’s disinterested shareholders at the Company’s annual meeting held on June 29, 2021. The LTI Plan was adopted to promote a further alignment of interests between officers, employees and other eligible service providers and the shareholders of the Company, to associate a portion of the compensation payable to officers, employees and other eligible service providers with the returns achieved by shareholders of the Company and to attract and retain officers, employees and other eligible service providers with the knowledge, experience and expertise required by the Company. Capitalized terms not otherwise defined have the meaning in the LTI Plan.
Administration
The LTI Plan is administered by the Board. Employees, including employees of an affiliate of the Company, service providers of the Company or an affiliate, and non-employee directors of the Company and managers of the general partner of GDH LP (the “Eligible Persons”) are eligible to participate in the LTI Plan. As of August 4, 2023, there are approximately 245 employees, approximately 9 directors and managers, and approximately 1 other service provider eligible to receive awards under the LTI Plan. In accordance with the terms of the LTI Plan, the Company, under the authority of the Board may approve those Eligible Persons who are entitled to receive Options, SARs, RSUs, PSUs or DSUs, shares of Restricted Stock or such other award as may be permitted under the LTI Plan (collectively “Grants”). An Eligible Person to whom a Grant is made and which Grant or a portion thereof remains outstanding is a “Participant” in the LTI Plan.
The Company does not provide any financial assistance to Eligible Persons.
Ordinary Shares Reserved for Issuance Under the LTI Plan
The maximum number of ordinary shares which may be reserved, set aside and made available for issuance under the LTI Plan together with all other security based compensation arrangements of the Company shall be a number equal to 48,290,478 ordinary shares, being 15% of the number of issued and outstanding shares calculated after giving effect to the exchange of all issued and outstanding GDH LP B Units for ordinary shares in accordance with the terms of the GDH LP B Units as of May 14, 2021. This is consistent with the formula previously used by the Company with respect to the Stock Option Plan. Notwithstanding the foregoing, subject to applicable Stock Exchange Rules, the following will not reduce the number of Shares reserved for issuance under the LTI Plan: (a) a Grant made in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines (a “Substitute Grant”); provided, however, that in no event will a Substitute Grant mean an award made in connection with the cancellation and repricing of an Option or SAR and shares issuable under a shareholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction), including for greater certainty, security based compensation assumed in the context of an acquisition pursuant to subsection 611(f) of the TSX Company Manual or any similar Stock Exchange Rule and (b) inducement arrangements pursuant to subsection 613(c) of the TSX Company Manual or any similar Stock Exchange Rule.
As of August 4, 2023, the Company had 9,893,075 options outstanding under the Stock Option Plan (as described above). Before the approval of any new grants under the LTI Plan, a total of 38,397,403 ordinary shares, representing 35.89% of the total number of issued and outstanding ordinary shares of the Company or 11.89% of the Fully Exchanged Share Capital were available for issuance under the LTI Plan.
Transferability of Grants under the LTI Plan
Unless otherwise provided in the LTI Plan or in the applicable agreement between the Company and a Participant evidencing a Grant and setting out the terms under which such Grant is made, together with such schedules, amendments, deletions or changes thereto as are permitted under the LTI Plan (a “Grant Agreement”), no Grant, and no rights or interests therein, will or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Participant other than by testamentary disposition by the Participant or the laws of intestate succession. No such interest will be subject to execution, attachment or similar legal process including without limitation seizure for the payment of the Participant’s debts, judgments, alimony or separate maintenance.

Amendments to the LTI Plan
The LTI Plan and any Grant made pursuant to the LTI Plan may be amended, modified or terminated by the Board without approval of shareholders, provided that no amendment to the LTI Plan or Grants made pursuant to the LTI Plan may be made without the consent of a Participant if it adversely alters or impairs the rights of the Participant in respect of any Grant previously granted to such Participant under the LTI Plan, except that Participant consent is not required where the amendment is required for purposes of compliance with Applicable Law. For greater certainty, the LTI Plan may not be amended without shareholder approval in accordance with the requirements of the Stock Exchange to do any of the following:
(a)increase in the maximum number of Shares issuable pursuant to the LTI Plan;
(b)reduce the Exercise Price of an outstanding Option or the Base Price of a Stand-Alone SAR for Insiders, except as set forth in Section 5 of the LTI Plan;
(c)amend the maximum term of the Options to a date more than ten years from the Grant Date;
(d)extend the maximum term of any Grant made under the LTI Plan for Insiders, except pursuant to Section 9.5 of the LTI Plan;
(e)amend the assignment provisions contained in Section 7.11 of the LTI Plan; and
(f)amend or delete any of (a) through (e) or
Further, shareholder approval is not required for the following amendments and the Board may make the following changes without disinterested shareholder approval, subject to any regulatory approvals including, where required, the approval of any Stock Exchange:
(g)amendments of a “housekeeping” nature;
(h)a change to the Vesting provisions of any Grants;
(i)change to the termination provisions of any Grant that does not entail an extension beyond the original term of the Grant; or
(j)amendments to the provisions relating to a Change in Control.
Notwithstanding anything to the contrary in the LTI Plan, the Board may amend the LTI Plan, or create sub-plans, in such manner as may be necessary to enable the LTI Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

Change of Control/Cessation of Employment
Subject to the terms of a Participant’s written employment agreement with us or an Affiliate, if applicable, and any modifications contained in the relevant Grant Agreement, in the event a Participant experiences a termination of their employment or term of office or service with us (a “Termination”):

Event	Provisions
Death or Disability	As of the date of Termination, any outstanding, non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will immediately Vest and automatically be exercised and all outstanding Vested Options, Stock Appreciation Rights Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled, as applicable.

Termination for Cause	As of the date of Termination, all outstanding Options, SARs, Share Units or Restricted Stock granted to such Participant, whether Vested or non-Vested, will be forfeited and be of no further force or effect whatsoever and such Participant will no longer be eligible for a grant of Options, SARs, Share Units or Restricted Stock.

Resignation without Good Reason	As of the date of Termination, all outstanding, non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever and all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately and automatically exercised or settled, as applicable; provided that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever.

Termination without Cause or resignation for Good Reason
As of the date of Termination, (1) all outstanding Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be immediately exercised or settled, as applicable; provided, however, that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Vested Options, or SARs granted to such Participant to exercise, at which date they will be forfeited and be of no further force or effect whatsoever, (2) the tranche of Options, SARs, Share Units or Restricted Stock granted to that Participant that is scheduled to Vest on the next Vesting date will Vest; provided that such next Vesting date is within 6-months of the Participant’s Termination and be immediately and automatically exercised or settled, as applicable; provided, however, that, if permitted under Applicable Law, and to the extent applicable, the Participant will have the earlier of 90 days and the remaining term of the Options, or SARs, at which date they will be forfeited and be of no further force or effect and (3) all non-Vested Options, SARs, Share Units or Restricted Stock granted to such Participant will be forfeited and be of no further force or effect whatsoever.

Notwithstanding any other provisions of a Participant’s Grant Agreement, employment agreement or consulting agreement, any Options, SARs, Share Units or Restricted Stock granted to a Participant that has not been forfeited, cancelled or expired on the last day of the twelfth month following the Participant ceasing to be in that role will automatically be forfeited.
Grants of DSUs are not subject to the termination provisions set out above.
Options
Granting and Vesting of Options:
We may make Grants of an option to purchase an Ordinary Share to an Eligible Person (each, an “Option”) on such terms and conditions, consistent with the LTI Plan, as the Board determines. Each Grant of Options must specify the maximum number of ordinary shares to be covered by such Options, the Exercise Price, the term of the Options (which must be a maximum of ten years from the Grant Date of the Options), the Vesting period or periods within this period during which the Options or a portion thereof may be exercised by a Participant and any other Vesting conditions.
The Exercise Price for each Share subject to an Option is fixed by the Board; provided that, except with respect to the Exercise Price of any Substitute Grant that is an Option, under no circumstances will any Exercise Price be less than one hundred percent (100%) of the closing price per Ordinary Share on the immediately preceding trading day of the Toronto Stock Exchange, and if the Ordinary Shares are listed on more than one stock exchange, the closing price per Ordinary Share on the immediately preceding trading day for the primary stock exchange on which the greatest volume of trading of the Ordinary Shares occurred during such immediately preceding trading day (the “Market Price”).
Options included in a Grant Vest in accordance with the terms of any vesting set out in the Grant Agreement.
As of August 4, 2023, under the LTI Plan, there were 12,633,290 Options outstanding, representing 11.82% of our issued and outstanding ordinary shares or 3.91% of the Fully Exchanged Share Capital.
Stock Appreciation Rights
Granting and Vesting of Stock Appreciation Rights:
The Board may make Grants of SARs representing the right to receive payment, in cash, Ordinary Shares or any combination thereof, as determined by the Board, equal to the excess of the Market Price over the base dollar amount used to calculate the amount, if any payable to a Participant with respect to an Ordinary Share subject to a SAR upon settlement thereof (the “Base Price”) or exercise price, whichever is applicable and otherwise on the terms and conditions and calculated in accordance with, the Grant Agreement and the LTI Plan. A grant of a SAR may take the form of a SAR that is granted without reference to any related Option (referred to as a “Stand-Alone SAR”) or a SAR attached to an Option, giving the holder, upon vesting of the Option and attached SAR, the right to choose to exercise the SAR or to exercise the Option (referred to as a “Tandem SAR”).
SARs may be granted to Participants on such terms and conditions, consistent with the LTI Plan, as the Board determines. Tandem SARs may be granted at or after the grant date of the related Options, and each Tandem SAR shall be subject to the same terms and conditions and denominated in the same currency as the Option to which it relates, and such other terms and conditions required by the LTI Plan with respect to SAR grants. Tandem SARs may be exercised only if and to the extent the Options related thereto are then vested and exercisable and shall be exercised in accordance with such procedures as may be established by the Board. Upon the expiry or forfeiture of the Option to which a Tandem SAR is attached, including in connection with a Participant’s termination, such Tandem SAR shall also expire or be forfeited, as the case may be. On the exercise of a Tandem SAR, the related Option shall be cancelled and the Participant shall be entitled to an amount in settlement of such Tandem SAR in cash, Ordinary Shares or a combination of cash and Ordinary Shares, as determined by the Board with an aggregate value equal to the product of (A) the excess of the Market Price on the date of exercise over the exercise price or Base Price under the Tandem SAR multiplied by (B) the number of SARs exercised or settled.

Stand-Alone SARs shall become vested at such times, in such installments and subject to the terms and conditions of the LTI Plan as may be determined by the Board and set forth in the applicable Grant Agreement. For greater certainty, except as set out in the LTI Plan, a Grant Agreement in respect of the Stand-Alone SAR, or as otherwise approved by the Board, no Stand-Alone SAR granted to a Participant shall vest after the Participant’s termination and any Stand-Alone SARs that are outstanding on the Participant’s date of termination shall be forfeited and cancelled as of such date. Unless the Board determines otherwise, Stand-Alone SARs covered by a Grant shall, when and to the extent exercised or settled, be settled by payment in cash of the amount equal to the product of (A) the excess of the Market Price on the date of exercise over the exercise Base Price of the Stand-Alone SAR multiplied by (B) the number of SARs exercised or settled.
As of August 4, 2023, under the LTI Plan, there were 299,151 SARs outstanding, representing 0.28% of our issued and outstanding ordinary shares or 0.09% of the Fully Exchanged Share Capital.
Share Units (Restricted Share Units and Performance Share Units)
Granting and Vesting of Share Units:
The Board may make Grants of either a right to receive an Ordinary Share or the Market Price, as determined by the Board, that generally becomes Vested, if at all, following a period of continuous Employment of the Participant (“Restricted Share Unit” or “RSU”), or subject to the attainment of certain Performance Conditions, which may include multipliers or adjustments based on the achievement of any such performance criteria (“Performance Share Unit” or “PSU”, together with RSUs, the “Share Units”) and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board as the context requires.
The Board will determine the type of Share Units and Grant Date of the Grant, the number of RSUs or PSUs subject to such Grant, the applicable Vesting conditions and the applicable Vesting Periods.
In all events, unless the Grant Agreement specifies that RSUs and PSUs must be settled through the issuance of ordinary shares, settlement will occur upon or as soon as reasonably practicable following Vesting and, in any event, on or before the earlier of the ninetieth day following the Vesting Date and December 31 of the year in which Vesting occurred. Settlement will be made by the issuance of one Share for each RSU or PSU then being settled, a cash payment equal to the Market Price on the Vesting Date of the RSUs or PSUs being settled in cash or a combination of Shares and cash, all as determined by the Board in its discretion.
As of August 4, 2023, under the LTI Plan, there were 12,089,400 Share Units outstanding, representing 11.30% of our issued and outstanding ordinary shares or 3.74% of the Fully Exchanged Share Capital.
Non-Treasury Plan
We currently maintain a Non-Treasury Share Unit Plan which provides that the Board may designate a committee from time to time, in its discretion, to grant to directors, managers or an individual employed by us or any affiliate of ours, including a service provider, a right, to receive the market value of one Ordinary Share that generally becomes vested, subject to the attainment of certain performance conditions or a right to receive the market value of one Ordinary Share that generally becomes vested, following a period of continuous employment with us or any affiliate. The purpose of the plan is to provide an equity-like grant to employees who are otherwise not currently eligible under applicable law to receive ordinary shares or awards settled in ordinary shares. This provides us with the means to ensure that more employees can be compensated in a way that is connected to our overall success.
Outstanding Equity Awards at 2022 Fiscal Year End
The following table sets forth information concerning outstanding equity awards for the NEOs as of the end of Fiscal 2022. Upon the consummation of the Proposed Transactions, each outstanding equity award reflected in the table below will be equitably adjusted in accordance with the terms of the Proposed Transactions, the LTI Plan and the Stock Option Plan. For additional details regarding the treatment of outstanding equity awards held by the NEOs in connection with the Proposed Transactions, see “—Treatment of Equity Awards in Connection with the Proposed Transactions” above.

	Option Awards						Stock Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price(C$)(1)	Option Expiration Date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(2)
Michael Novogratz	—	—	—		—	—
Alex Ioffe	5/27/2021	—	500,000	(3)	23.12	5/27/2026
	5/27/2021	—	250,000	(4)	25.00	5/27/2026
	5/27/2021	—					206,250	(5)	589,329
	4/1/2022						94,145	(6)	269,006
Christopher Ferraro	7/31/2018	1,005,700	—		3.00	7/23/2023
	5/27/2021	—	—		—	—	968,000	(7)	2,765,918
	4/1/2022	—	—		—	—	624,688	(8)	1,784,955
Erin Brown	5/27/2021	—	500,000	(9)	23.12	5/27/2026
	5/27/2021	—	250,000	(10)	25.00	5/27/2026
	5/27/2021	—				—	184,250	(11)	526,467
	4/1/2022	—	—		—	—	62,543	(12)	178,707
Damien Vanderwilt(2)	12/3/2020	3,634,300	3,750,000	(13)	6.21	12/3/2025
	12/15/2020	—	—		—	—	1,079,971	(14)	3,085,859
	4/1/2022	—	—		—	—	440,956	(15)	1,259,967
__________________
(1)Mr. Ioffe and Ms. Brown each received two option grants on May 27, 2021, pursuant to the terms of their respective employment agreements described above. Each of Mr. Ioffe and Ms. Brown received a grant of 500,000 options struck at fair market value on the date of grant (C$23.12) and a grant of 250,000 options struck at the greater of C$25.00 or fair market value on the date of grant.
(2)The closing market price of GDHL’s ordinary shares on the TSX on December 30, 2022 was C$3.87. USD values were calculated based on the Bank of Canada Cdn to USD FX conversion ratio as of December 31, 2022.
(3)165,000 vested on March 1, 2023, 165,000 is scheduled to vest on March 1, 2024 and 170,000 is scheduled to vest on March 1, 2025.
(4)82,500 vested on March 1, 2023, 82,500 is scheduled to vest on March 1, 2024 and 85,000 is scheduled to vest on March 1, 2025.
(5)68,750 of the RSUs vested on March 1, 2023 and 68,750 RSUs are scheduled to vest on each of March 1, 2024 and 2025.
(6)Consists of a one-time grant of 73,493 RSUs which are scheduled to cliff vest on March 1, 2025, and a grant of 20,652 RSUs scheduled to vest in annual installments over three years (6,815 on March 1, 2023, 6,815 on March 1, 2024 and 7,022 on March 1, 2025); provided, that the March 1, 2023 tranche has vested.
(7)319,440 vested on March 1, 2023, 319,440 is scheduled to vest on March 1, 2024 and 329,120 is scheduled to vest on March 1, 2025.
(8)Consists of a one-time grant of 514,449 RSUs which are scheduled to cliff vest on March 1, 2025, and a grant of 110,239 RSUs scheduled to vest in annual installments over three years (36,379 on March 1, 2023, 36,379 on March 1, 2024 and 37,481 on March 1, 2025); provided, that the March 1, 2023 tranche has vested.
(9)165,000 vested on June 1, 2023, 165,000 is scheduled to vest on June 1, 2024 and 170,000 is scheduled to vest on June 1, 2025.
(10)82,500 vested on June 1, 2023, 82,500 is scheduled to vest on June 1, 2024 and 85,000 is scheduled to vest on June 1, 2025.
(11)90,750 and 93,500 of the RSUs are scheduled to vest on each of June 1, 2023 and 2024, respectively; provided, that the June 1, 2023 tranches have vested.
(12)Consists of a one-time grant of 52,621 RSUs which are scheduled to cliff vest on March 1, 2025, and a grant of 9,922 RSUs scheduled to vest in annual installments over three years (3,274 on March 1, 2023, 3,274 on March 1, 2024 and 3,374 on March 1, 2025); provided, that the March 1, 2023 tranche has vested.
(13)Under Mr. Vanderwilt’s Separation Agreement, these options were forfeited as of the Separation Date. Pursuant to the Separation Agreement, 3,634,300 previously vested options were deemed to be unvested: 1,759,300 options are scheduled to vest on December 1, 2023 and 1,875,000 options are scheduled to vest on December 1, 2024.
(14)Shares or units of stock that have not vested represent 1,079,971 restricted shares of GDHL (unvested as of December 31, 2022), 454,971 of which vested as of the Separation Date and 625,000 of which were forfeited for no consideration as of the Separation Date.
(15)Consists of a one-time grant of 330,717 RSUs, all of which were forfeited for no consideration as of the Separation Date, and an annual grant of 110,239 RSUs (which were scheduled to vest in three annual installments — 36,379 on March 1, 2023, 36,379 on March 1, 2024 and 37,481 on March 1, 2025), of which 36,379 RSUs vested as of the Separation Date and 73,860 RSUs were forfeited for no consideration as of the Separation Date.

Option Exercises and Stock Vested
The following table sets forth information concerning stock options exercised and stock awards vested for our named executive officers during our fiscal year ended December 31, 2022.

	Option Awards		Stock Awards
Name	Number of SharesAcquired on Exercise (#)	Value Realized onExercise ($)	Number of SharesAcquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Michael Novogratz	—	—	—	—
Alex Ioffe	—	—	68,750	1,171,875
Christopher Ferraro	—	—	—	—
Erin Brown	—	—	90,750	583,331
Damien Vanderwilt	53,000	525,329	545,029	1,709,220
__________________
(1)For Mr. Ioffe and Ms. Brown, shares acquired upon vesting represent the number of RSUs acquired upon vesting in March and June 2022, respectively. For Mr. Vanderwilt, shares acquired upon vesting represent the number of GDH LP B Units which vested in December 2022.
(2)The fair market value of GDHL’s ordinary shares reflect the following TSX market prices upon settlement: For Mr. Ioffe, C$21.30 or $17.05. For Ms. Brown, C$8.13 or $6.43. For Mr. Vanderwilt, 375,000 GDH LP B Units at C$4.31 or $3.19 and 170,029 GDH LP B Units at C$4.11 or $3.02.
Potential Payments upon Termination or Change in Control
Our NEOs are entitled to certain payments and benefits upon certain qualifying terminations of employment or in connection with a change in control.
Michael Novogratz
Assuming Michael Novogratz was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments:
•Termination without cause or for good reason: accrued and unpaid base salary ($0 in 2022) and vacation earned through the date of termination and payment of Michael Novogratz’s base salary for a period of twelve months following the date of termination upon execution and delivery of a release of claims.
•Termination for any other reason: Accrued and unpaid base salary through the date of termination ($0 in 2022).
Alex Ioffe
Assuming Mr. Ioffe was terminated on the last business day of the most recently completed fiscal year, he would receive the following, which are under the terms of his offer letter or the LTI Plan, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87 (and the value of option acceleration assumed to be $0 since Mr. Ioffe’s unvested options were underwater as of December 30, 2022):
•Termination by our affiliate for any reason or by Mr. Ioffe with good reason: $215,916, because, under Mr. Ioffe’s offer letter, RSUs and options granted pursuant to the offer letter in connection with the commencement of his employment that would have vested had Mr. Ioffe remained employed for 1 year following his termination date would immediately vest (in addition, Mr. Ioffe would be entitled to exercise the options for no less than one year following termination or, if shorter, the remaining term of the option). This amount represents the acceleration of 75,565 RSUs that are scheduled to vest on March 1, 2023. The equity acceleration provisions of Mr. Ioffe’s offer letter only apply to his sign-on option grant, sign-on RSU grant and the RSU portion of his 2021 bonus with the treatment of any future grants governed by the terms of the LTI Plan and the applicable award agreement.

•Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): $858,335, because, generally, under the terms of the LTI Plan, if an employee is terminated within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 300,395 RSUs scheduled to vest through March 1, 2025.
Christopher Ferraro
Assuming Mr. Ferraro was terminated on the last business day of the most recently completed fiscal year, he would receive the following estimated payments, which are under the terms of the LTI Plan, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87:
•Termination without cause or for good reason: $1,016,701 because, under the LTI Plan, RSUs scheduled to vest at the next vesting date that is within 6 months of his termination would automatically vest. This amount represents the acceleration of 355,819 RSUs vested on March 1, 2023.
•Termination within 24 months following a change of control or on death or incapacity: $4,550,873, because if an employee is terminated within two years of a change of control transaction, then all the participant’s unvested equity will vest. This amount represents the acceleration of 1,592,688 RSUs scheduled to vest through March 1, 2025.
Erin Brown
Assuming Ms. Brown was terminated on the last business day of the most recently completed fiscal year, she would receive the following, which are under the terms of her offer letter or the LTI Plan, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87 (and the value of option acceleration assumed to be $0 since Ms. Brown’s unvested options were underwater as of December 30, 2022):
•Termination other than by our affiliate for cause or Ms. Brown without good reason: $468,660, because, under the LTI Plan, RSUs and options scheduled to vest at the next vesting date that is within 6 months of her termination would automatically vest. This amount represents the acceleration of 94,024 RSUs scheduled to vest through June 1, 2023. In addition, under her offer letter, Ms. Brown would be entitled to cash severance (upon execution and delivery of a release of claims) in an amount equal to her salary for the remainder of the calendar year, which would be $0 as of the last day of fiscal year 2022, plus 50% of Ms. Brown’s 2022 annual base salary in the amount of $200,000.
•Termination without cause or for good reason within two years following a change of control (or termination due to death or disability): in addition to any cash severance payable above, $705,175, because, generally, under the terms of the LTI Plan, if an employee is terminated without cause or for good reason within two years following a change of control transaction without cause or with good reason (or is terminated due to death or disability), then all the employee’s unvested equity awards will vest. This amount represents the acceleration of 246,793 RSUs scheduled to vest through March 1, 2025.
Damien Vanderwilt
Assuming Mr. Vanderwilt was terminated on the last business day of the most recently completed fiscal year, he would have received the following, which are under the terms of the offer letter, the Stock Option Plan, a restricted stock agreement and an award agreement with respect to the GDH LP B Units, with the value of acceleration of equity award vesting based on the closing price of our common stock as of the last business day of the most recently completed fiscal year, C$3.87 (and the value of option acceleration assumed to be $0 since Mr. Vanderwilt’s unvested options were underwater as of such date):
•Termination without cause or for good reason: Mr. Vanderwilt would have been entitled to his salary for the remainder of that calendar year which would be $0 as of the last day of fiscal year 2022 and a bonus for such calendar year based on actual performance payable in cash without proration, upon the completion of the audit of the affiliate for such year. In addition, with respect to equity, he would have receive $1,403,961 because restricted stock and GDH LP B Units scheduled to vest at the next vesting date would automatically vest. This amount represents the acceleration of 454,971 restricted shares scheduled to vest on December 1, 2023 and 36,379 RSUs vested on March 1, 2023).
•Termination within 24 months following a change of control or on death or disability: in addition to any cash severance payable above, $4,345,827, because, generally, if an employee is terminated within two years of a change of control transaction, then all the employee’s unvested equity awards will vest. The amount represents the acceleration of 1,079,971 shares of restricted stock scheduled to fully vest on December 1, 2024 and 440,956 RSUs scheduled to fully vest as of March 1, 2025.
As explained above, effective as of February 7, 2023, Mr. Vanderwilt is no longer an employee of Galaxy.
The following table sets forth the estimated value of the acceleration of unvested equity awards held by each of our named executive officers assuming a qualifying termination as described above, assuming that such termination occurred on December 31, 2022 and within two years following a change of control.

Name	Value of accelerated options upon qualifying termination after change of control ($)(1)	Value of accelerated GDH LP B Units and Restricted Stock or Units upon qualifying termination after change of control ($)(1)
Michael Novogratz	—	—
Alex Ioffe	—	858,335
Christopher Ferraro	—	4,550,873
Erin Brown(2)	—	705,175
Damien Vanderwilt(2)	—	4,831,660
__________________
(1)The closing market price of GDHL’s ordinary shares on the TSX on December 30, 2022 was C$3.87 or $2.86.
(2)Mr. Vanderwilt and Ms. Brown would also be eligible for certain severance payments as discussed above.
Compensation of our Directors
The CCGN Committee is responsible for reviewing and recommending for Board approval, the remuneration (fees and/or retainer) to be paid, and the benefits to be provided, to members of the Board. Our director compensation is designed to attract and retain highly qualified directors with diverse experience. It appropriately values the time commitment required of our directors and recognizes the complex nature of our business and the requisite skills and experience represented among our directors. We do not pay fees for attendance at meetings, as attendance is expected.
After consideration of the key objectives of director compensation, the CCGN Committee considered and approved the director compensation in connection with the establishment of the Board after July 31, 2018 when we completed the RTO Transaction.
The CCGN Committee engaged Semler Brossy in 2022 to provide a Board of Director compensation market assessment. In this assessment, Semler Brossy provided information on director pay practices across the three primary references groups mentioned above along with larger companies that Galaxy competes with for additional reference. The assessment was used to inform the director compensation. Given the market environment, no significant changes were recommended for implementation at the time.
Compensation for independent and non-employee directors consists of a combination of deferred shares units (“DSU’s”) and cash (as was the case for the prior year), with each independent and non-employee director receiving an annual cash retainer of $50,000 and $100,000 in DSUs (which were granted on August 9, 2022 and vest on June 15, 2023). The Lead Director receives an additional $20,000 annual cash retainer (consistent with the current term). In light of the added time and responsibilities, the Chair of the Audit Committee receives an additional $20,000 annual cash retainer and the Chair of the CCGN Committee receives an additional $10,000 annual cash retainer. Cash payments are made on a quarterly basis in arrears. No additional fees are paid to any non-employee director who serves as both our director and a director of GDH GP and we will continue to reimburse directors for their reasonable out-of-pocket expenses in connection with attendance at Board meetings or related to conducting business on our behalf. DSUs are subject to vesting and can receive dividend equivalents, usually payable in the form of additional DSUs subject to the same vesting terms as the underlying DSUs, without voting rights. DSUs are subject to a grant agreement and the LTI Plan. The goal of granting DSUs, both the initial grant and the annual grant, continues to be to increase each independent and non-employee director’s ownership in Galaxy to encourage long-term focus.
NEOs who also act as our directors do not receive any additional compensation for services rendered in such capacity, other than as paid by us to such NEO in their capacity as executive officers. Non-independent directors who are senior advisors also do not receive any additional compensation.
Each year, the CCGN Committee is responsible for reviewing and making recommendations to the Board regarding non-employee director compensation. The CCGN Committee intends to annually review non-employee director compensation to ensure that it is consistent with market practice and aligns the directors’ interests with those of long-term stockholders.
The following table sets forth information concerning the compensation earned by each of our non-employee directors during the fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(i)	Option Awards ($)(ii)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bill Koutsouras	80,000	100,001	—	—	—	—	180,001
Theagenis Iliadis(iii)	55,000	100,001	—	—	—	—	155,001
Nereida Flannery(iii)	50,000	100,001	—	—	—	—	150,001
Dominic Docherty	50,000	100,001	—	—	—	—	150,001
Jane Dietze(iv)	50,000	584,969	—	—	—	—	634,969
Michael Daffey(v)	—	—	—	—	—	—	—
__________________
(i)The amount reported in this column represents the grant date fair value of 14,602 DSUs granted to each of the directors in August 2022. The grant date fair value was calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The assumptions used in calculating such grant date fair value are set forth in the notes to GDH LP’s audited consolidated financial statements included elsewhere in this prospectus. Richard Tavoso and Rhonda Medina, each of whom is a director nominee, received the same stock award (14,602 DSUs) (and a cash fee ($25,000)) in August 2022 for their service on the Board of Managers of Galaxy Digital Holdings GP LLC. As of the end of Fiscal 2022, Messrs. Koutsouras, Iliadis, Flannery and Docherty held 20,246 DSUs, Ms. Dietze held 37,424 DSUs.
(ii)As of the end of Fiscal 2022, Messrs. Koutsouras, Iliadis, Flannery and Docherty held 150,000 options, all of which vested in 2021.
(iii)Mr. Iliadis and Ms. Flannery each served as non-employee directors of the Company until June 28, 2023.
(iv)In March 2022, Ms. Dietze received 2,822 DSUs under our LTI Plan which represents a partial year equity retainer for the remainder of 2021-2022 cycle and 20,000 DSUs in connection with an initial sign-on grant.

(v)In Fiscal 2021, but prior to becoming a member of the board, Mr. Daffey received 1,500,000 RSUs and 500,000 options under our LTI Plan in connection with certain consulting services. In the event of a termination without cause, Mr. Daffey would receive acceleration of the next vesting tranche of each award. See “Certain Relationships and Related Party Transactions—Other transactions with related parties.”
DSUs
Granting and Vesting of DSUs
The Board may award such number of DSUs under the LTI Plan to eligible directors as the Board deems advisable to provide the eligible director with appropriate equity-based compensation for the services he or she renders to us. An eligible director may elect to receive their Annual Remuneration in the form of a unit credited by us to the eligible director by way of a bookkeeping entry in our books, the value of which at any particular date will be the Market Price (as calculated in accordance with the terms of the LTI Plan) at that date.
A person who is an eligible director may elect to receive a percentage of their Annual Remuneration for the year in which the LTI Plan becomes effective and, for subsequent years, in DSUs, cash or combination of DSUs and cash, subject, for eligible directors who are U.S. taxpayers, to compliance with applicable U.S. tax law. Unless otherwise determined by the Board, no less than fifty percent of the annual remuneration will be in the form of DSUs.
DSUs elected by an eligible director will be credited to the eligible director’s Account in respect of Annual Remuneration earned in a quarter as of the applicable valuation date which, unless otherwise determined by the Board, will be the last day of the quarter in which such Annual Remuneration was earned.
The number of DSUs (including fractional DSUs) to be credited to an eligible director’s Account as of a particular valuation date will be determined by dividing the portion of that eligible director’s Annual Remuneration for the applicable quarter to be satisfied by DSUs by the Market Price on the particular valuation date.
DSUs will be fully vested upon being credited to an eligible director’s Account and the eligible director’s entitlement to payment of such DSUs at their Termination Date will not thereafter be subject to satisfaction of any requirements as to any minimum period of employment or performance.
As of August 4, 2023, there were 158,900 DSUs outstanding.
Redemption of DSUs
An eligible director may elect up to two separate dates as of which either a portion or all of the DSUs credited to the eligible director’s Account will be redeemed (each such date being an “Entitlement Date”) by filing one or two irrevocable written redemption elections with the Secretary of the Company prior to the Entitlement Date. The Entitlement Date of an eligible director who is a US taxpayer is the first trading day that is more than six months after their Termination Date, and all vested DSUs will be redeemed and settled as soon as practicable after such date (and in any event by December 31 of the calendar year that includes the Entitlement Date). No Entitlement Date elected by an eligible director will be before the eligible director’s Termination Date or later than December 15 of the calendar year following the year in which the eligible director’s Termination Date occurs.
Where an eligible director applies does not elect a particular date or dates within the permissible period set out above as their Entitlement Date or Entitlement Dates, as the case may be, there will be a single Entitlement Date for such eligible director, which will be December 15 of the year following the year in which the eligible director’s Termination Date occurs.
The Board or its delegate will determine, in its sole discretion, the form of consideration to be provided to an eligible director upon the redemption of DSUs, which will consist of (i) a number of Shares through either issuance from treasury or purchase on the open market equal in number to the DSUs that are being settled as of the Entitlement Date, (ii) a cash payment that is equal to the Market Price of the DSUs that are being redeemed as of the Entitlement Date applicable to such DSUs, or (iii) a combination thereof, in each case net of any applicable withholding taxes and other required source deductions.

Transferability of DSUs
Rights of eligible directors respecting DSUs and other benefits under the LTI Plan will not be transferable or assignable other than by will or the laws of descent and distribution.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors.”
Transactions in connection with the Reorganization
In connection with the Reorganization, GDHL and Pubco will enter into certain agreements with GDH LP and each of the Existing LPs, or certain of them, in order to effect the Reorganization. Such agreements are described in further detail in the sections that follow.
Amended and restated GDH LP agreement
In connection with the Reorganization, GDH LP will continue as a Delaware limited partnership, and will enter into the Amended LP Agreement, pursuant to which all Class A Units and Class B Units will be reclassified as a single class of units of GDH LP (“LP Units”). Under the Amended LP Agreement, holders of LP Units (other than us and our wholly-owned subsidiaries), including the Existing LPs, will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume-weighted average market price of one share of our Class A common stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request from a holder of LP Units, we may, at our option, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be cancelled on a one-for-one basis if we, following a redemption request from a holder of LP Units, redeem or exchange LP Units of such holder pursuant to the terms of the Amended LP Agreement. See “—Issuance of Class B Common Stock.”
Upon consummation of the Reorganization and the Reorganization Merger, Pubco will be the sole general partner of GDH LP, and Pubco will therefore have control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. We will fund any dividends to holders of our Class A common stock by causing GDH LP to make distributions to the holders of LP Units and us, subject to GDH LP having cash available for such distributions and any limitations imposed by debt or other agreements to which GDH LP may be party. See “Per Share Data, Market and Dividend Information.”
The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement will provide for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unitholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.
Except as otherwise determined by us, if at any time we issue a share of our Class A common stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A common stock and (ii) should GDH LP issue any additional LP Units to the Existing LPs or any other person, we will issue an equal number of shares of our Class B common stock to such Existing LPs or any other person. Conversely, if at any time any shares of our Class A common stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A common stock are redeemed, purchased or otherwise acquired. In addition, except as otherwise described herein, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our common stock, and we will not effect any subdivision or combination of any class of our common stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units. Notwithstanding the foregoing, if we receive a distribution from GDH LP and subsequently contribute any of the amounts received in such distribution back to GDH LP or otherwise acquire additional LP Units in exchange for such amounts, the Amended LP Agreement will permit GDH LP to take any action we deem necessary or advisable to properly reflect the changes in our and GDH LP’s other limited partners’ economic interests in GDH LP. Such actions could include a reverse unit split or other combination of the outstanding LP Units, without an accompanying reverse stock split or other combination of our common stock.
The Amended LP Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A common stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units.
The Amended LP Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B common stock may not be sold, transferred or otherwise disposed of.
Subject to certain exceptions, GDH LP will indemnify all of its members and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document.
GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are members or affiliates of members) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the holders of LP Units in proportion to their ownership of such LP Units.
Issuance of Class B Common Stock
Following the Domestication but immediately prior to the Reorganization Merger, GDH Delaware expects to issue a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert by operation of law into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP, equal to the number of limited partnership units of GDH LP held by each such Existing LP immediately following the Domestication.
The shares of Class B common stock of Pubco will not represent any economic interest in Pubco, and will solely represent voting interests in Pubco (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership). Each holder of a share of Class B common stock will be entitled to one vote per share, and will vote together with holders of shares of Class A common stock on all matters submitted to a vote of holders of Pubco common stock. Prior to the consummation of the Reorganization, each Existing LP has the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of ordinary shares of GDHL, the ownership of which would entitle such Existing LP to vote together with holders of GDHL ordinary shares on all matters submitted to a vote of GDHL shareholders.
The table below sets forth the Class B common stock to be issued to GDHL’s current directors, officers and 5% equity holders (on an as exchanged basis) in the Reorganization:

Class B Common Stockto Be Issued in the Reorganization
Number of Shares
Galaxy Group Investments LLC(1)	[●]%
Christopher Ferraro	[●]%
Andrew Siegel	[●]%
Michael Ashe	[●]%
Steve Kurz	[●]%
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(1)All such shares will be beneficially owned by our Founder.
Tax Receivable Agreement
As described under “Proposed Organizational Structure,” future redemptions or exchanges by Existing LPs of LP Units for shares of our Class A common stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.
After giving effect to the Reorganization, we will enter into an amended and restated tax receivable agreement (the “Tax Receivable Agreement”) currently in place among the Existing LPs (as parties to the Tax Receivable Agreement, the “TRA Parties”) and Pubco will enter into and become party to the Tax Receivable Agreement. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to GDH LP limited partners who previously exchanged their partnership interests in GDH LP for GDHL ordinary shares. We will retain the benefit of the remaining 15% of these tax savings. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP.
We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. For example, if the Reorganization had occurred on [●], 2023 and all TRA Parties holding LP Units as of that date redeemed or exchanged all of their LP Units as of that date, based on certain assumptions, including (i) that there are no material changes in relevant tax law, (ii) that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, and (iii) that we would recognize gain or loss on all of the digital and other similar assets and investments in blockchain companies we held as of [●], 2023 within one year after that date, we estimate that the tax savings associated with all tax attributes described above would aggregate to approximately $[●] million over the 15-year period from [●], 2023, based on the trading price of $[●] per ordinary share of GDHL as of [●], 2023. Under this hypothetical scenario, we would be required to pay the TRA Parties approximately 85% of such amount, or approximately $[●] million, over the 15-year period following such date. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the allocation of tax basis adjustments among our assets, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable, and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. Further, the tax attributes available to us as a result of exchanges with GDH LP limited partners who exchanged their partnership interests in GDH LP for GDHL ordinary shares prior to [●], 2023 are expected to result in tax savings of approximately $[●] million, assuming, among other things, we have sufficient taxable income in the future to realize the benefit of such tax attributes. We would generally be required to pay these GDH LP limited partners approximately 85% of such amount, or $[●] million. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership of us after this offering.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual U.S. federal, state and local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the U.S. federal, state and local tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable

Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
Director nomination agreement
In connection with the Reorganization and the Reorganization Merger, we will enter into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our common stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors and our board of directors of Galaxy must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our founder is the sole owner of GGI, and as a result, following the Reorganization and the Reorganization Merger, he will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and Nasdaq independence rules. We anticipate that our founder will continue to serve on our board of directors following the Reorganization and the Reorganization Merger, in satisfaction of such right.
Indemnification agreements
In connection with the Reorganization and the Reorganization Merger and our intended listing on the Nasdaq, we expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf. See “Management—Indemnification of officers and directors.”
Other transactions with related parties
Transactions with GDHL
In accordance with GDH LP's existing limited partnership agreement, GDH LP is obligated to reimburse or pay for all reimbursable expenses of GDHL. For the years ended December 31, 2022, 2021 and 2020 GDH LP paid or accrued $2.5 million, $4.2 million and $1.9 million respectively, on behalf of GDHL. For the three months ended March 31, 2023, GDH LP paid or accrued $0.7 million on behalf of GDHL.
In April 2022, GDH LP entered into a Promissory Note (the “Promissory Note”) with GDH Intermediate LLC (“GDHI LLC”), a wholly-owned subsidiary of GDHL through which GDHL holds Class A-2 Units of GDH LP prior to Reorganization. Under the terms of the Promissory Note, GDH LP can request that GDHI LLC make advances to GDH LP from time to time in lieu of GDH LP distributing an equivalent amount of cash to GDHI LLC in connection with any pro rata distribution of cash that GDH LP may make to its limited partners. All funds advanced to GDH LP under the Promissory Note are offset against the pro rata portion of the distribution that would otherwise be payable to GDHI LLC, such that no cash is transferred between GDH LP and GDHI LLC at the time of an advance.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a rate per annum equal to 7.0%. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that amount of any such interest payment be capitalized and increase the principal amount of this Promissory Note in lieu of being paid by GDH LP. The Promissory Note will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable, on December 31, 2024, unless extended by GDHI LLC.
As of March 31, 2023, GDH LP had $55.8 million in net payables to GDHL primarily for the aforementioned Promissory note offset by receivables for warrant and stock option exercises. As of December 31, 2022, GDH LP had $45.2 million net payable to GDHL.

GGI Indemnification
In connection with the receipt of surety bonds for the purpose of a subsidiary of GDH LP’s state money transmission licenses, GGI agreed to act as indemnitor, along with GDH LP, at the request of the insurers. GDH LP was liable to GGI for fees of $0.35 million for the indemnity through March 31, 2023, which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. GDH LP will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
GDH LP tax distributions
GDH LP’s limited partnership agreement, permits GDH GP, in its sole discretion, to make tax distributions to the limited partners of GDH LP in respect of taxable income and gain allocated from GDH LP, in order to preserve the amount of cash held by GDH LP so as to enable a partner to pay its anticipated taxes with respect to taxable income and gain that the partner was allocated from GDH LP. Amounts distributed pursuant to such tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. During the years ended December 31, 2022 and 2021, GDH LP made tax distributions of $184.3 million and $65.0 million, respectively. There was no tax-related distribution paid during the three months ended March 31, 2023. In the second quarter of 2023, GDH LP declared additional tax distributions of $22.4 million. The majority of the recipients of the distributions are related parties.
Aviation and nautical matters
Mr. Novogratz, through an entity which he controls, owns a private aircraft that we use for business purposes in the ordinary course of our operations, on terms that are advantageous to us. Mr. Novogratz paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the year ended December 31, 2022, the Company incurred $1.2 million for such use, which amount was negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022. For the years ended December 31 2021 and 2020, while we did not reimburse Mr. Novogratz for our use of this aircraft, we estimate that we would have incurred $0.7 million and $0.1 million, respectively, for such use. During the three months ended March 31, 2023, we paid $0.4 million for such use.
In addition, we have from time to time made use of Mr. Novogratz’s private watercraft to host corporate meetings and for other business purposes in the ordinary course of our operations, on terms that are advantageous to us. Mr. Novogratz paid for the purchase of this watercraft with his personal funds and has borne all of operating, personnel and maintenance costs associated with its operation and use, while we have paid for the cost of any food and beverage consumption, as well as a portion of the NYC docking fees, in connection with our corporate use of the watercraft. During the three months ended March 31, 2023, we estimate that we have incurred approximately $0.06 million for such corporate use.
Professional services consulting agreement
On April 14, 2021, Galaxy Digital Services LLC (“GDS LLC”), a wholly-owned subsidiary of GDH LP, entered into a consulting agreement with Michael Daffey, who became the chair of GDHL’s board of directors in September 2021 (and, following the Reorganization and the Reorganization Merger, will be the chair of Pubco’s board of directors), pursuant to which Mr. Daffey was engaged to provide professional services to Galaxy for a period of three years beginning on September 1, 2021, renewable at our option. In consideration for his services, Mr. Daffey received (i) 1,500,000 restricted stock units of GDHL, with a grant date fair market value of $28.7 million, and (ii) options to purchase 500,000 ordinary shares of GDHL, with a grant date fair market value of $6.8 million, which in each case, as well as reimbursement of certain customary expenses. Such restricted stock units and options vest in equal annual installments over three years following May 27, 2021, the date such grants were made.
On February 6, 2023, we entered into a consulting agreement with Damien Vanderwilt, who became a member of GDHL’s board of directors in February 2023. Pursuant to the consulting agreement, Mr. Vanderwilt was engaged to provide professional services to Galaxy for a period between February 8, 2023 and December 31, 2024. We paid

$0.2 million under this agreement during the quarter ended March 31, 2023. Refer to Executive Compensation for further information on the consulting agreement.
Investment in Candy Digital
In March 2021, GDH LP, Fanatics Holdings Inc. (“Fanatics”) and other investors founded Candy Digital, Inc., now Candy Digital, LLC (“Candy Digital”), a digital collectible NFT company that is building an ecosystem to purchase, trade and share officially licensed collectible NFTs. Mr. Novogratz serves as co-chairman of the board of Candy Digital and a family member of Mr. Novogratz holds a position with Candy Digital. As of March 31, 2023 and December 31, 2022, the Company had investments in Candy Digital with an estimated value of $29.3 million and $16.2 million, respectively.
Sub-advisory arrangements
From time to time, we have entered into sub-advisory arrangements with CI Investments Inc., a beneficial owner of more than 5% of GDHL’s ordinary shares, in respect of certain investment funds it manages. Such sub-advisory arrangements have been entered into with, or advised by, GAM in its capacity as an investment advisor registered under the Advisers Act, and any fee arrangements, if applicable, have been on an arms-length basis. The amount of such fees paid to us was $1.0 million during each of the years ended December 31, 2022 and December 31 2021, and less than $0.1 million during the year ended December 31, 2020. For the three months ended March 31, 2023, the advisory fees were $0.2 million.
Sublease
Galaxy Investment Partners LLC, which has leased office space located on the 8th floor of 107 Grand Street, New York, New York 10013, subleased to Galaxy Digital Services to occupy the 8th floor on the same terms as the master lease. During the year ended December 31, 2022, the Company exited the premises prior to the conclusion of the sublease term. The Company will make payments on the lease through June 2023 and has an associated lease liability of $1.1 million and $1.3 million as of March 31, 2023 and December 31, 2022, respectively.
Investments in Galaxy funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In certain instances, such investments are not subject to management fees, and may not be subject to performance fees. The opportunity to invest in our funds in this manner is available to all of the senior Galaxy professionals and to those of our employees whom we have determined to have a status that reasonably permits us to offer them these types of investments in compliance with applicable laws. The fair value of such investments aggregated to $9.4 million and $8.5 million as of March 31, 2023 and December 31, 2022, respectively.
Related party transactions policies and procedures
We have adopted a written Related Person Transaction Policy (the “policy”), which sets forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for implementation of and compliance with the policy.
For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors.
The policy requires that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting.

Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.
The policy also provides that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

PER SHARE DATA, MARKET AND DIVIDEND INFORMATION
Per Share Data
The following table sets forth selected unaudited pro forma per share information of Pubco after giving effect to the Reorganization and the Reorganization Merger.
The weighted average shares outstanding and net earnings per share information reflect the Reorganization and the Reorganization Merger as if they had occurred on January 1, 2022. Net income, equity and weighted average shares outstanding only consider what is attributable to Class A common stock outstanding. Net income and equity attributable to Class B shareholders and Noncontrolling interests have been excluded. See Note 4 to the Unaudited Pro forma Condensed Combined Financial Statements for the potentially dilutive shares excluded from the Pro forma weighted average shares of Class A common stock outstanding.
The unaudited pro forma per share information of Pubco is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this prospectus.
The unaudited pro forma condensed combined earnings per share information below does not purport to represent Pubco’s earnings per share which would have occurred had the companies been consolidated during the periods presented, nor its earnings per share for any future period.

	Three Months Ended March 31, 2023	Year ended December 31, 2022
	Pro Forma Pubco	Pro Forma Pubco
Pro forma weighted average shares of Class A common stock outstanding – basic	103,436,881	104,835,527
Pro forma weighted average shares of Class A common stock outstanding – diluted	322,271,645	104,835,527
Pro forma net loss attributable to common shareholders per share of Class A common stock – basic	$0.34	$(2.28)
Pro forma net loss attributable to common shareholders per share of Class A common stock – diluted	$0.11	$(2.28)
Pubco is a newly-incorporated entity with no material assets or operations. We have not presented historical per share data because the material changes to Galaxy’s capital structure to occur in connection with the Reorganization and the Reorganization Merger make the presentation of such historical per share not meaningful.
Market and Dividend Information
Market Information
GDHL’s ordinary shares are currently listed on the TSX under the symbol “GLXY”. The market value of GDHL ordinary shares on [●], the last trading day before [●], was C$[●] per share (equivalent to $[●] per share), and the market value of GDHL ordinary shares on [●], 2023, was C$[●] per share (equivalent to $[●] per share). In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY”, either concurrently with or subsequent to consummation of the Reorganization and the Reorganization Merger. For a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.
Historical market price information for Pubco’s capital stock is not provided because Pubco is a newly-formed company for purposes of effecting the Reorganization and the Reorganization Merger, and prior to the consummation of such transactions, has been a wholly-owned subsidiary of GDHL, and as such, there is no public market for Pubco’s capital stock. Historical market price for GDH LP Units is not provided because GDH LP is a privately held company and there is no public market for such LP Units and capital stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Holders
As of [●], 2023, there were [●] holders of record of GDHL’s ordinary shares. For more information, see “Beneficial Ownership of Capital Stock.”
Dividends
Following the consummation of the Reorganization and the Reorganization Merger, Pubco does not currently expect to pay any cash dividends on its Class A common stock for the foreseeable future. GDHL has not, since its inception, declared or paid any dividends on its ordinary shares and does not intend to pay cash dividends prior to the Reorganization. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.
Pubco is a holding company and, upon completion of the Reorganization and the Reorganization Merger, its principal assets will be its direct ownership of (i) certain limited partnership interests of GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP, and as a consequence, Pubco’s ability to declare and pay dividends to the holders of Pubco’s Class A common stock, if Pubco’s board of directors determines to do so, will be subject to the ability of GDH LP to provide distributions to Pubco. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because Pubco (i) may be subject to corporate-level taxation on its allocable share of GDH LP’s taxable income and be required to use a portion of the distributions it receives to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of Pubco’s Class A common stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per share basis. Prior to the Reorganization, GDHL has not paid or declared a dividend on its ordinary shares. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Assuming GDH LP makes distributions to its members in any given year, the determination to pay dividends, if any, to holders of Pubco’s Class A common stock out of the portion, if any, of such distributions remaining after Pubco’s payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to holders of Pubco’s Class A common stock, holders of Pubco’s Class A common stock may not necessarily receive dividend distributions relating to excess distributions, even if GDH LP makes such distributions to Pubco.
In the year ended December 31, 2022, GDH LP made cash distributions to certain of its equity holders of $184.3 million in connection with equity holder tax obligations. The Company did not make any such distribution during the three months ended March 31, 2023.

DESCRIPTION OF PUBCO CAPITAL STOCK
As a result of the Reorganization and the Reorganization Merger, existing GDHL shareholders who receive share consideration, will, in each case, ultimately become holders of Pubco’s Class A common stock. Subject to the consummation of such transactions, your rights as holders of Pubco’s Class A common stock will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of Pubco’s securities reflects the anticipated state of affairs upon completion of the Reorganization and the Reorganization Merger. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Organizational Documents each of which will be in effect upon the consummation of the Reorganization and the Reorganization Merger, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under this “Description of Pubco Capital Stock,” the terms “we,” “us,” “our” and “our Company” refer to Pubco.
Authorized but unissued capital stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, to the extent we are successful in listing our Class A common stock on the Nasdaq, the listing requirements of the Nasdaq, which would apply so long as the shares of Class A common stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of then outstanding voting power of our common stock (or then outstanding number of shares of Class A common stock, which we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A common stock issuable upon redemption or exchange of outstanding LP Units not held by Pubco (together with an equivalent number of shares of Class B common stock)). These additional shares of Class A common stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.
Common stock
The Proposed Charter will authorize the issuance of 2,500,000,000 shares of common stock, consisting of (i) 2,000,000,000 shares of Class A common stock, par value $0.001 per share and (ii) 500,000,000 shares of Class B common stock, par value of $0.001 per share. As of [●], 2023, and based upon [●] ordinary shares of GDHL and [●] Class B Units of GDH LP issued and outstanding, we would have had:
1)[●] shares of Class A common stock issued and outstanding, representing approximately [●]% of our combined voting power, and
2)[●] shares of Class B common stock issued and outstanding, representing approximately [●]% of our combined voting power, in each case, assuming that the Reorganization and the Reorganization Merger had been consummated on such date. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Class A common stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the common stock as to any such distributions, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding upon the consummation of the Reorganization and the Reorganization Merger will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A common stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Class B common stock
Each share of Class B common stock will entitle its holders to one vote per share on all matters submitted to a vote of our stockholders. Initially, we expect that the number of issued and outstanding shares of Class B common stock will be equal to the number of issued and outstanding LP Units of GDH LP not held by Pubco or one of its subsidiaries, and that such LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A common stock.
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
The Class B common stock is not entitled to economic interests in Pubco. Existing LPs and other future holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Pubco. However, if GDH LP makes distributions to Pubco, the other holders of LP Units, including the Existing LPs, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B common stock will not be subject to further calls or assessment by us.
Exchangeable Notes
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% Exchangeable Senior Notes due 2026 (the “Exchangeable Notes”) in a private placement transaction exempt from registration pursuant to Section 4(a)(2) under the Securities Act, to purchasers who are both “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and “qualified purchasers” for purposes of Section 3(c)(7) of the 1940 Act. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes (i) prior to the Reorganization and the Reorganization Merger, for ordinary shares of GDHL and (ii) following the Reorganization and the Reorganization Merger, for Pubco Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
The initial exchange rate is 7,498.2210 ordinary shares per $250,000 principal amount of Exchangeable Notes, and the maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all such Exchangeable Notes is approximately 21.3 million. The exchange rate applicable to the Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.
In addition, if GDHL or Pubco, as applicable, undergoes a “fundamental change”, subject to certain conditions, holders of the Exchangeable Notes may require GDH LP to repurchase for cash all or any portion of their Exchangeable Notes in principal amounts of $250,000 or an integral multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the Exchangeable Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.
The Exchangeable Notes will mature on December 15, 2026 unless earlier exchanged, redeemed or repurchased. The Exchangeable Notes will be general senior unsecured obligations of GDH LP. GDH LP may not redeem the Exchangeable Notes prior to December 15, 2024. GDH LP may redeem for cash all or part of the

Exchangeable Notes, at its option, from time to time on or after December 15, 2024 if the last reported sale price per ordinary share of GDHL or Pubco Class A common stock, as applicable, has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Exchangeable Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.
Holders may exchange their Exchangeable Notes at their option prior to the close of business on the business day immediately preceding September 15, 2026 in multiples of $250,000 principal amount, only under the following circumstances:
•during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price per share of common stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 115% of the exchange price on each applicable trading day;
•during the five business day period after any ten consecutive trading day period (the “measurement period”) in which the trading price (as determined in accordance with the terms set forth in the indenture) per $250,000 principal amount of Exchangeable Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of common stock and the exchange rate on each such trading day;
•if GDH LP calls the Exchangeable Notes for redemption; or
•upon the occurrence of specified corporate events described in the indenture.
On or after September 15, 2026, and prior to the close of business on the second scheduled trading day immediately preceding the maturity date, holders may exchange their Exchangeable Notes, in multiples of $250,000 principal amount, at their option at any time.
As of March 31, 2023, there was $445 million in principal outstanding of the Exchangeable Notes.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors. See also “Per Share Data, Market and Dividend Information.”
Stockholder meetings
Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president, or at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Transferability, redemption and exchange
Under the Amended LP Agreement, the Existing LPs and other future holders of LP Units will have the right, from and after the completion of the Reorganization and the Reorganization Merger (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A common stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A common stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A common stock for LP Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.”
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B common stock may not be sold, transferred or otherwise disposed of.
We may also take certain actions with respect to both the Class A common stock and the Class B common stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “Certain certificate of incorporation, bylaws and statutory provisions—Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law—Transfer Restrictions; Pubco’s Regulatory Redemption Right.”
Other provisions
Neither the Class A common stock nor the Class B common stock has any preemptive or other subscription rights.
There will be no redemption, conversion or sinking fund provisions applicable to the Class A common stock or Class B common stock.
At such time when no LP Units remain redeemable or exchangeable for shares of our Class A common stock, our Class B common stock will be canceled.
Corporate opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Galaxy. Our Proposed Charter provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.
Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain certificate of incorporation, bylaws and statutory provisions
The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A common stock.
Anti-takeover effects of the Proposed Organizational Documents and certain provisions of Delaware law
The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of Pubco’s board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of Pubco’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our common stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of directors. Our Proposed Organizational Documents will provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement will also provide that GGI, subject to certain beneficial ownership requirements, will be entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our Proposed Charter will also provide that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of director; vacancies and newly created directorships. Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of common stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of common stock.
Action by written consent; special meetings of stockholders. Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our Proposed Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of common stock, voting together as a single class.

Advance notice procedures. Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Super-majority approval requirements. The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding common stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Proposed Charter and bylaws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise. See “—Authorized but unissued capital stock” above.
Transfer Restrictions; Pubco’s Regulatory Redemption Right. The Proposed Charter will provide that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.
In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at par, on such other terms and conditions as the our board of directors may determine. The Proposed Charter provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that’s a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A common stock.

Business combinations with interested stockholders. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our Proposed Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our Proposed Charter provides that our Founder, and any direct or indirect transferees of Our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on liability and indemnification of officers and directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Dissenters’ rights of appraisal and payment
Under the DGCL, with certain exceptions, generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. In the event appraisal rights are available in connection with a merger or consolidation, pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ derivative actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive forum
Under our Proposed Charter, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL, our Proposed Charter or our Proposed Bylaws, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Proposed Charter or our Proposed Bylaws, (v) any action or proceeding asserting a claim that is governed by the internal affairs doctrine or (vi) any action or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Additionally, our Proposed Charter will state that the foregoing provision will not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our Proposed Charter will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act or the Exchange Act.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. The enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.
Transfer agent and registrar
The primary transfer agent and registrar for the Class A common stock (the “registrar”) will be American Stock Transfer & Trust Company, LLC. For so long as Pubco’s Class A common stock remains listed on the TSX, we expect that TSX Trust will be a co-transfer agent for the Class A common stock.

Listing
GDHL’s ordinary shares are currently listed on the TSX under the symbol “GLXY”. In connection with the Reorganization, we intend to apply to have Pubco’s Class A common stock approved for listing on the Nasdaq under the symbol “GLXY.” For a period of time following the consummation of the Reorganization and Reorganization Merger, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. Pubco ultimately may choose to delist its shares from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for Pubco’s Class A common stock. There can be no assurance as to whether such listing and/or delisting will occur on the terms described herein or at all.

BENEFICIAL OWNERSHIP OF CAPITAL STOCK
The following table sets forth information regarding (i) the beneficial ownership of GDHL and GDH LP prior to giving effect to the Reorganization, and (ii) the beneficial ownership of Pubco as of [●], 2023, on a pro forma basis after giving effect to the Reorganization and the Reorganization Merger, by:
•each person or group whom we know to own beneficially more than 5% of such entity’s common equity;
•each of Pubco’s directors, director nominees and named executive officers individually; and
•all directors and executive officers of Pubco as a group.
The numbers of GDHL ordinary shares and GDH LP Class B Units beneficially owned and percentages of beneficial ownership before the Reorganization that are set forth below are based on the number of ordinary shares of GDHL and Class B Units of GDH LP issued and outstanding as of [●], 2023. The numbers of shares of Pubco common stock beneficially owned, percentages of beneficial ownership and percentages of combined voting power after the Reorganization and the Reorganization Merger that are set forth below are based on the number of ordinary shares of GDHL and Class B Units of GDH LP issued and outstanding, in each case as of [●], 2023, in order to approximate the number of shares of Pubco’s Class A common stock and Class B common stock to be issued and outstanding immediately after the Reorganization and the Reorganization Merger. See “Proposed Organizational Structure.”
In connection with the Reorganization, we will issue to each Existing LP one share of Class B common stock for each LP Unit such Existing LPs beneficially owns immediately prior to the consummation of this offering. See “Certain Relationships and Related Party Transactions—Amended and restated GDH LP agreement.” As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LP Units each Existing LP will beneficially own immediately after the Reorganization and the Reorganization Merger. The number of shares of Class A common stock listed in the table below represents the Class A common stock that will be outstanding after giving effect to the Reorganization and the Reorganization Merger.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of [●], 2023 (and for the avoidance of doubt, excludes any options, RSUs and DSUs held by such individuals that have not vested and will not vest within 60 days of such date). Unless otherwise indicated, the address for each listed stockholder is: c/o 107 Grand Street, New York, NY, 10013. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

Ownership of GDHL ordinary shares and GDH LP Class B Units before giving effect to the Reorganization

Shares owned before the contemplated Reorganization and Reorganization Merger
	GDHL ordinary shares(1)		GDH LP Class B Units(2)
Name of beneficial owner	Number	Percentage	Number	Percentage
5% stockholders
Galaxy Group Investments LLC(3)	[●]	[●] %	[●]	[●] %
CI Investments Inc.(4)	[●]	[●]	[●]	[●]
Directors and executive officers
Michael Novogratz(3)	[●]	[●]	[●]	[●]
Michael Daffey	[●]	[●]	[●]	[●]
Bill Koutsouras	[●]	[●]	[●]	[●]
Dominic Docherty	[●]	[●]	[●]	[●]
Rhonda Adams Medina	[●]	[●]	[●]	[●]
Christopher Ferraro	[●]	[●]	[●]	[●]
Jane Dietze	[●]	[●]	[●]	[●]
Damien Vanderwilt	[●]	[●]	[●]	[●]
Richard Tavoso	[●]	[●]	[●]	[●]
Alex Ioffe	[●]	[●]	[●]	[●]
Erin Brown	[●]	[●]	[●]	[●]
Andrew Siegel	[●]	[●]	[●]	[●]
All directors and executive officers as a group (14 persons)	[●]	[●] %	[●]	[●] %
__________________
*Less than 1% of outstanding shares of GDHL ordinary shares and GDH LP Class B Units, respectively.
(1)On a fully diluted basis (but excluding ordinary shares issuable upon the exchange or redemption of GDH LP Class B Units). All issued and outstanding shares of GDHL ordinary shares.
(2)On a fully diluted basis. All of the issued and outstanding Class B Units are held by the Existing LPs. Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis.
(3)Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.
(4)Information based on Alternative Monthly Report filed on SEDAR by such shareholder on Form 62-103F3 as of June 9, 2021 and/or supplementally provided to Galaxy by such shareholder as of September 2021. CI Investments Inc., as the investment manager, has control or direction over such securities but such securities are owned by accounts managed by the investment manager. The address of such shareholder is 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7. No natural person or persons has sole or shared voting or investment power with respect to any shares held by CI Investments. Inc.

Ownership of Pubco common stock after giving effect to the Reorganization and the Reorganization Merger

Pubco shares owned after Reorganization and Reorganization Merger
	Class A common stock(1)		Class B common stock(2)
Name of beneficial owner	Number	Percentage	Number	Percentage	% of combined voting power(3)
5% stockholders
Galaxy Group Investments LLC(4)	[●]	[●] %	[●]	[●] %	[●] %
Directors and executive officers
Michael Novogratz(4)	[●]	[●]	[●]	[●]	[●]
Michael Daffey	[●]	[●]	[●]	[●]	[●]
Bill Koutsouras	[●]	[●]	[●]	[●]	[●]
Dominic Docherty	[●]	[●]	[●]	[●]	[●]
Rhonda Adams Medina	[●]	[●]	[●]	[●]	[●]
Christopher Ferraro	[●]	[●]	[●]	[●]	[●]
Jane Dietze	[●]	[●]	[●]	[●]	[●]
Damien Vanderwilt	[●]	[●]	[●]	[●]	[●]
Richard Tavoso	[●]	[●]	[●]	[●]	[●]
Alex Ioffe	[●]	[●]	[●]	[●]	[●]
Erin Brown	[●]	[●]	[●]	[●]	[●]
Andrew Siegel	[●]	[●]	[●]	[●]	[●]
All directors and executive officers as a group (14 persons)	[●]	[●] %	[●]	[●] %	[●] %
___________________
*Less than 1%
(1)On a fully exchanged and converted basis. Subject to the terms of the Amended LP Agreement, LP Units are redeemable or exchangeable for shares of our Class A common stock on a one-for-one basis. Shares of Class B common stock will be canceled on a one-for-one basis if we redeem or exchange LP Units pursuant to the terms of the Amended LP Agreement. Beneficial ownership of shares of our Class A common stock reflected in this table does not include beneficial ownership of shares of our Class A common stock for which such LP Units may be redeemed or exchanged.
(2)On a fully exchanged and converted basis. All of the issued and outstanding shares of our Class B common stock are held by the Existing LPs.
(3)Represents percentage of voting power of the Class A common stock and Class B common stock held by such person voting together as a single class. Each holder of Class A common stock and Class B common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. The Class B common stock is not entitled to economic interests in Pubco. See “Description of Pubco Capital Stock—Common stock.”
(4)Michael Novogratz is the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls. The address of such shareholder is 107 Grand Street, New York, NY 10013.

SHARES ELIGIBLE FOR FUTURE SALE
Sales of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. We will have no input if and when any registered stockholder may elect to sell its shares of Class A common stock or the prices at which any such sales may occur. Future sales of our Class A common stock, including shares issued upon the exercise of outstanding stock options, in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.
Immediately following the consummation of the Reorganization and the Reorganization Merger, all shares of our Class A common stock into which the ordinary shares of GDHL will convert by operation of law will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are issued to or then held by one of our “affiliates,” as that term is defined in Rule 144. Based on the number of GDHL ordinary shares and the number of GDH LP Class B Units outstanding as of [●], 2023, we will have outstanding a total of [●] shares of Class A common stock, after giving effect to the Reorganization and the Reorganization Merger, with an additional [●] shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by the Existing LPs. With the exception of certain shares held by one of our affiliates, all of the issued and outstanding shares of Class A common stock will be freely tradable, without restriction, in the public market immediately after giving effect to such transactions. In addition, [●] shares of Class A common stock are anticipated to be issuable upon the exercise of outstanding stock options which had vested as of [●], 2023 (with an additional [●] shares of Class A common stock reserved for issuance upon vesting and exercise of outstanding options). These shares will be eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rule 144 and Rule 701 under the Securities Act (“Rule 701”). The remaining outstanding shares of Class A common stock (and, unless the resale of such shares is registered pursuant to a registration statement that is filed with and declared effective by the SEC after the date of this prospectus, any shares of Class A common stock issuable upon the redemption or exchange of outstanding LP Units held by the Existing LPs) will be, and, unless covered by a registration statement on Form S-8 or otherwise registered under the Securities Act, shares of Class A common stock subject to outstanding stock options will be on issuance, deemed to be “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, which rules are summarized below.
Exchangeable Notes and Registration Rights Agreement
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of its Exchangeable Notes to qualified institutional buyers in a private placement transaction under the Securities Act. As of March 31, 2023, there was $445 million in principal outstanding of Exchangeable Notes. Subject to the satisfaction of certain conditions and during certain periods, holders of the Exchangeable Notes may opt to exchange such notes (i) prior to the Reorganization and the Reorganization Merger, for ordinary shares of GDHL and (ii) following the Reorganization and the Reorganization Merger, for Pubco Class A common stock, or in each case, at GDH LP’s election, cash or a combination thereof.
The initial exchange rate is 7,498.2210 Ordinary Shares per $250,000 principal amount of Exchangeable Notes, and the maximum number of GDHL ordinary shares or shares of Pubco Class A common stock issuable upon the exchange of all outstanding Exchangeable Notes as of March 31, 2023 is 18,934,725. The exchange rate applicable to the Notes (and such maximum number of shares issuable) is subject to adjustment if certain events occur. Further, following certain corporate events that occur prior to the maturity date, in certain circumstances the exchange rate will increase for the Exchangeable Notes of a holder who elects to exchange such notes in connection with such an occurrence.
Contemporaneously with the issuance of the Exchangeable Notes, Pubco and GDH LP entered into a registration rights agreement with the respective initial purchasers of the Exchangeable Notes, pursuant to which Pubco agreed to provide certain registration rights under the Securities Act in respect of the Pubco Class A common stock for which the Exchangeable Notes will be exchangeable following the Reorganization and the Reorganization

Merger (the “Exchange Shares”), subject to the terms specified in the indenture. Pubco will be obligated to file a registration statement (either on Form S-1 or Form S-3, as applicable, each a “Shelf Registration Statement”) for resale of the Exchange Shares no later than 30 days after the later of (i) March 31, 2022 and (ii) the time at which the Reorganization Merger is consummated, and shall include in such registration statement all of the Exchange Shares then issuable upon exchange of the outstanding Exchangeable Notes. Pubco and GDH LP must use commercially reasonable efforts to cause the Shelf Registration Statement to remain effective until the earlier of (i) all registrable securities covered by the Shelf Registration Statement having been disposed of and (ii) the date that is one year after the final exchange of an Exchangeable Note. The indenture and the registration rights agreement further provide that GDH LP must pay additional interest on the Exchangeable Notes if certain of the obligations to register the shares are not satisfied on a timely basis. The registration rights agreement provides for customary indemnification of the holders in respect of the Shelf Registration Statement.
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Statements on Form S-8
In connection with the Reorganization, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations regarding the Reorganization and the Reorganization Mergers that are generally applicable to a GDHL shareholder who acquires Pubco Class A common stock and becomes a shareholder of Pubco as a consequence of the Reorganization Merger and who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds ordinary shares of GDHL (including, for greater certainty, Class A ordinary shares of GDHL after the Governing Documents Amendment becomes effective) (hereinafter referred to as “Ordinary Shares”) and subsequently Class A common stock of GDH Delaware and then Pubco Class A common stock as capital property, deals at arm’s length with each of GDHL and Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers, and is not affiliated with GDHL or Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers (a “Holder”).
Generally, Ordinary Shares, shares of Class A common stock of GDH Delaware and shares of Pubco Class A common stock will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. None of the Ordinary Shares, Class A common stock of GDH Delaware or Pubco Class A common stock are or will be (as the case may be) “Canadian securities” for purposes of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore any such election will not apply to the Ordinary Shares, Class A common stock of GDH Delaware or Pubco Class A common stock. Holders who (a) do not hold Ordinary Shares, or (b) in the case of shares of Class A common stock of GDH Delaware or shares of Pubco Class A common stock will not hold such shares, in each case, as capital property should consult their own tax advisors regarding their particular circumstances.
This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (e) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of Ordinary Shares, Class A common stock of GDH Delaware or Pubco Class A common stock, (f) in respect of which GDHL, GDH Delaware or Pubco is at any time a “foreign affiliate” for any purpose of the Tax Act (including for purposes of any “specified provision” within the meaning of paragraphs 93.1(1.1)(a) through (d) of the Tax Act), or (g) that does not deal at arm’s length with a corporation in respect of which GDHL, GDH Delaware or Pubco is at any relevant time a “foreign affiliate” for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Reorganization and the Reorganization Mergers to it.
This summary does not discuss the Canadian income tax consequences of the Reorganization or Reorganization Mergers to holders of Class B Units of GDH LP. Any such holders should consult with their own tax advisors.
This summary assumes that none of GDHL, GDH Delaware or Pubco will, at any relevant time, be resident in Canada for purposes of the Tax Act on the basis that the “central management and control” of GDHL, GDH Delaware and Pubco will reside outside Canada at all relevant times.
This summary is based on the descriptions of the Reorganization and Reorganization Mergers herein, a confirmation as to certain factual matters received from an officer of GDHL, and on confirmations received from local counsel to GDHL in each of Delaware and the Cayman Islands as to certain matters of foreign law, in each case without independent investigation or verification. This summary is also based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax

Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Reorganization and Reorganization Mergers to them, having regard to their particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Ordinary Shares, Class A common stock of GDH Delaware and Pubco Class A common stock must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable exchange rate determined in accordance with the Tax Act.
Effect of the Domestication on Holders
The Domestication will not give rise to a taxable event to a Holder, and a Holder’s adjusted cost base in their Class A Common Stock of GDH Delaware immediately after the Domestication will be equal to such Holder’s adjusted cost base in their Ordinary Shares immediately before the Domestication.
Effect of the Reorganization Merger on Holders
It is expected that the Reorganization Merger will be a “foreign merger” for purposes of the Tax Act. As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Class A common stock of GDH Delaware (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Class A common stock of GDH Delaware for proceeds of disposition equal to the aggregate adjusted cost base of such Class A Common Stock of GDH Delaware to the Holder immediately before the Reorganization Merger and will be deemed to acquire Pubco Class A common stock on the Reorganization Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the Reorganization Merger.
A Holder of Class A common stock of GDH Delaware who elects for subsection 87(8) not to apply in respect of the disposition of such Holder’s Class A common stock of GDH Delaware in the Reorganization Merger will be considered to have disposed of their Class A common stock of GDH Delaware for proceeds of disposition equal to the fair market value of the Pubco Class A common stock received in exchange therefor on the Reorganization Merger. Such a Holder of Class A common stock of GDH Delaware will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Class A common stock of GDH Delaware immediately before the Reorganization Merger and will acquire the Pubco Class A common stock at a cost equal to the fair market value of such Pubco Class A common stock. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Effect of the GDHI LLC Merger on Holders
It is expected that the GDHI LLC Merger will be a “foreign merger” for purposes of the Tax Act.
As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Pubco Class A common stock (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Pubco Class A common stock for proceeds of disposition equal to the aggregate adjusted cost base of such Pubco Class A common stock to the Holder immediately before the GDHI LLC Merger and will be deemed to reacquire Pubco Class A common stock on the GDHI LLC Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the GDHI LLC Merger.

It is unclear whether a Holder of Pubco Class A common stock who elects for subsection 87(8) not to apply in respect of the disposition of such Holder’s Pubco Class A common stock in the GDHI LLC Merger will be considered to have disposed of their Pubco Class A common stock on the GDHI LLC Merger for purposes of the Tax Act. A Holder of Pubco Class A Common Stock who intends to make such an election should consult their own tax advisor prior to making such an election.
Holding and Disposing of Pubco Class A Common Stock Acquired in the Transaction
Receipt of Dividends on Pubco Class A Common Stock
Any dividends received by an individual Holder of Pubco Class A common stock will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder of Pubco Class A Common Stock that is a corporation will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Pubco to a Holder, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations in the Tax Act.
Disposition of Pubco Class A Common Stock
On the disposition (or deemed disposition) of a share of Pubco Class A common stock following the Reorganization Mergers, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of such Holder’s adjusted cost base of the share of Pubco Class A common stock and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Foreign Property Reporting
A Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of such holdings at any time in the year or period exceeds $100,000. Pubco Class A common stock will constitute specified foreign property for these purposes and its cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules.
Offshore Investment Fund Property Rules
The “offshore investment fund property” rules in the Tax Act (the “OIFP Rules”) generally require a taxpayer to include in income for each taxation year an imputed return which is determined based on the cost of offshore investment fund properties held by the taxpayer multiplied by a prescribed interest rate plus two percent.
An offshore investment fund property generally includes shares of a non-resident corporation if such shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in certain specified types of assets, including commodities and foreign currencies. It is unclear whether the Pubco Class A common stock will satisfy this definition. However, a Holder will only be subject to the OIFP Rules in respect of a share of Pubco Class A common stock to the extent that it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having such share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets for any particular year is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly.
The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Holder acquiring, holding or having Pubco Class A common stock. Holders should consult their own tax advisors regarding the application of these rules based on their particular circumstances.

Taxation of Capital Gains and Capital Losses
Generally, a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Holder generally will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) sustained in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax.
Foreign tax, if any, levied on any gain realized on a disposition of Pubco Class A common stock may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Holders should consult their own tax advisors with respect to the availability of such a credit, having regard to their particular circumstances.
Refundable Tax on Aggregate Investment Income
A Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to Tax Proposals released on August 9, 2022) at any time in a taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on such Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include dividends received on Pubco Class A common stock and taxable capital gains realized on dispositions of Class A Common Stock of GDH Delaware or Pubco Class A common stock. Holders that are corporations are advised to consult their own tax advisors.
Eligibility for Investment
Provided the Class A common stock of GDH Delaware and the Pubco Class A common stock are, at all relevant times, listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq), the Class A common stock of GDH Delaware and Pubco Class A common stock will each be a qualified investment for a Deferred Income Plan. The Class A common stock of GDH Delaware and the Pubco Class A common stock will not be a prohibited investment for a trust governed by a TFSA, FHSA, RDSP, RRSP, RRIF or RESP unless the holder of such TFSA, FHSA or RDSP, the annuitant of such RRSP or RRIF or the subscriber of such RESP, as the case may be, (i) does not deal at arm’s length with GDH Delaware or Pubco, as the case may be, for purposes of the Tax Act or (ii) has a “significant interest” (as defined in the Tax Act) in GDH Delaware or Pubco, as the case may be. In addition, Class A common stock of GDH Delaware or Pubco Class A common stock will not be a prohibited investment for a trust governed by a TFSA, FHSA, RDSP, RRSP, RRIF or RESP if the Class A common stock of GDH Delaware or Pubco Class A common stock, as the case may be, is “excluded property” for purposes of the prohibited investment rules in the Tax Act. Holders of a TFSA, FHSA or RDSP, annuitants of an RRSP or RRIF and subscribers of an RESP should consult their own tax advisors with respect to whether the Class A common stock of GDH Delaware and Pubco Class A common stock would be prohibited investments in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders
In the opinion of Davis Polk & Wardwell LLP (“Davis Polk”), special U.S. tax counsel to GDHL, the following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of GDHL ordinary shares of (i) the Domestication, and (ii) the exchange of GDH Delaware Class A common stock for Pubco Class A common stock pursuant to the Reorganization Merger. This discussion applies only to beneficial owners that hold their GDHL ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market tax accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•“controlled foreign corporations,” PFICs (as that term is defined below), and corporations that accumulate earnings to avoid U.S. federal income tax;
•foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);
•persons that actually or constructively own 10 percent or more of GDHL’s shares, by vote or value;
•persons that acquired GDHL ordinary shares as compensation;
•persons that hold GDHL ordinary shares as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or
•U.S. Holders whose functional currency is not the U.S. dollar.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or the Reorganization Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of the relevant security that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States,
•a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof or the District of Columbia, or
•a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.
If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds GDHL ordinary shares, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any GDHL ordinary shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and the Reorganization Merger.
ALL HOLDERS OF GDHL ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND THE REORGANIZATION MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Tax Consequences of the Domestication
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization” and, such opinion, the “Domestication Tax Opinion”), and the parties have agreed to report the Domestication as qualifying as an F Reorganization for U.S. federal income tax purposes. The completion of the Domestication is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication as of the closing of the Domestication from Davis Polk or any other counsel. The Domestication Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and GDH Delaware. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Domestication Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Domestication could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. We will not request a ruling from the IRS with respect to the tax treatment of the Domestication and, as a result, no assurance can be given that the IRS will not take the position that the Domestication does not qualify as an F Reorganization or that any such position would not be sustained by a court. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.
For U.S. federal income tax purposes, U.S. Holders of GDHL ordinary shares will be deemed to exchange those ordinary shares for GDH Delaware Class A common shares in the Domestication. Except as provided below under “—Application of Section 367(b) of the Code to the Domestication” and “—PFIC Considerations with Respect to the Domestication”:
•U.S. Holders of GDHL ordinary shares generally will not recognize taxable gain or loss as a result the Domestication for U.S. federal income tax purposes,
•the tax basis of a share of GDH Delaware Class A common stock deemed received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the GDHL ordinary share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

•the holding period for a share of GDH Delaware Class A common stock deemed received by a U.S. Holder will include such U.S. Holder’s holding period for the GDHL ordinary share surrendered in exchange therefor.
Application of Section 367(b) of the Code to the Domestication
Section 367(b) of the Code, which applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization, requires the recognition of income or gain by certain U.S. persons in connection with such transactions. Section 367(b) of the Code will generally apply to U.S. Holders of GDHL ordinary shares at the time of the Domestication.
U.S. Holders that Own More Than 10% of GDHL’s Ordinary Shares. A U.S. Holder who on the date of the Domestication owns actually and/or constructively 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the GDHL ordinary shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares. All U.S. Holders are urged to consult their tax advisors with respect to the attribution rules that apply in determining whether a U.S. Holder is a 10% shareholder.
A 10% shareholder’s all earnings and profits amount with respect to its GDHL ordinary shares is the net positive earnings and profits of GDHL (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its GDHL ordinary shares. If GDHL’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its GDHL ordinary shares. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2022. GDHL has not yet made any determination regarding its earnings and profits for its taxable year ending as of the date of the Domestication.
Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its GDHL ordinary shares, such U.S. Holder could be required to include in income as a deemed dividend the all earnings and profits amount with respect to its GDHL ordinary shares under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. Holders that Own Less Than 10% of GDHL’s Ordinary Shares. A U.S. Holder who on the date of the Domestication directly, indirectly and constructively owns GDHL ordinary shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of GDH Delaware Class A common stock in the Domestication unless such holder elects to recognize the “all earnings and profits amount” as described below.
Unless a U.S. Holder makes the “all earnings and profits amount” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A common stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the share of GDH Delaware Class A common stock deemed to be received over the U.S. Holder’s adjusted basis in the GDHL ordinary shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the GDHL ordinary shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its GDHL ordinary shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GDHL establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Class A common stock, which GDHL intends to make available to its shareholders on its website, and (B) a representation that the U.S. Holder has notified GDH Delaware that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder is permitted to make an abbreviated form of election. The election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to GDH Delaware of the election no later than the date such tax return is filed.
If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL has had positive earnings and profits in any year through the date of the Domestication during which a U.S. Holder held GDHL ordinary shares, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its GDHL ordinary shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders that Own GDHL Ordinary Shares with a Fair Market Value Less Than $50,000. Subject to the discussion below under “—PFIC Considerations with Respect to the Domestication,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) GDHL ordinary shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount, if any, in income.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE WITH RESPECT TO THE DOMESTICATION.
PFIC Considerations with Respect to the Domestication
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the application of these rules is uncertain in certain respects, GDHL has determined that it was likely a PFIC for its 2022, 2021 and 2020 taxable years. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication. In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
If GDHL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder for its GDHL ordinary shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, as described below, such U.S. Holder generally is subject to special adverse U.S. tax rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its GDHL ordinary shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the GDHL ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the GDHL ordinary shares). Under these rules:
•The U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the GDHL ordinary shares;
•the amount allocated to the taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which GDHL was a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year of the U.S. Holder.
In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code.
Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its deemed exchange of GDHL ordinary shares for GDH Delaware Class A common stock in the Domestication if GDHL were classified as a PFIC at any time during such U.S. Holder’s holding period for the GDHL ordinary shares unless such U.S. Holder made a timely and effective QEF election (as described below) for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, or made a QEF election along with a purging election (as described below), or made a mark-to-market election (as described below) (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election), or a mark-to-market election, an “Electing Shareholder”). Under the PFIC rules, any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.
In addition, such proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.”
As described below, the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its GDHL ordinary shares for which a timely QEF election (or a QEF election along with a purging election), or a mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.” In addition, it is unclear whether Section 1291(f) of the Code applies in the absence of final regulations, and a U.S. Holder may be able to take the position that Section 1291(f) of the Code does not apply in the absence of final regulations. U.S. Holders are urged to consult their tax advisors as to the application of Section 1291(f) to the Domestication in their particular circumstances.
A U.S. Holder will avoid the PFIC tax consequences described above in respect of GDHL ordinary shares upon the Domestication if it made a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of GDHL’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares.
For a U.S. Holder that made a timely and valid QEF election in a taxable year after GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) GDHL ordinary shares, the potential adverse tax consequences described above, adjusted to take into account the current income inclusions resulting from the QEF election, would continue to apply, unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such GDHL ordinary shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the GDHL ordinary shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from GDHL. A PFIC annual information statement for 2022 for GDHL is available on GDHL’s website at https://s201.q4cdn.com/407453138/files/doc_downloads/2023/03/gdhl-pfic-notice-annual-information-statement-faqs-ty-2022-final.pdf. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication.
If GDHL ordinary shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) GDHL ordinary shares, made a mark-to-market election with respect to such stock for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its GDHL ordinary shares at the end of such year over its adjusted basis in its GDHL ordinary shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its GDHL ordinary shares over the fair market value of its GDHL ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its GDHL ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its GDHL ordinary shares will be treated as ordinary income.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to GDHL ordinary shares under their particular circumstances.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of GDHL ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to GDHL ordinary shares under their particular circumstances.
U.S. Tax Consequences of the Reorganization Merger
Treatment of the Reorganization Merger
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Reorganization Merger will qualify as an F Reorganization. (the “Reorganization Merger Tax Opinion”). The completion of the Reorganization Merger is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Reorganization Merger as of the closing of the Reorganization Merger from Davis Polk or any other counsel. The Reorganization Merger Tax Opinion is based on customary assumptions and representations, warranties and covenants of the parties to the Reorganization Merger. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Reorganization Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Reorganization Merger could differ materially from those described below.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and GDHL will not request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger. As a result, no assurance can be given that the IRS will not successfully challenge the treatment of the Reorganization Merger as an F Reorganization. If the IRS were to successfully challenge the status of the Reorganization Merger as an F Reorganization, the tax consequences would differ from those set forth in this proxy statement/prospectus, and U.S. Holders of GDH Delaware Class A common stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A common stock in the Reorganization Merger.
The remainder of this disclosure assumes that the Reorganization Merger will qualify as an F Reorganization.
U.S. Holders Exchanging GDH Delaware Class A Common Stock for Pubco Class A Common Stock
A U.S. Holder that holds only shares of GDH Delaware Class A common stock will generally not recognize gain or loss as a result of its exchange of GDH Delaware Class A common stock for Pubco Class A common stock pursuant to the Reorganization Merger. A U.S. Holder’s aggregate tax basis in Pubco Class A common stock received pursuant to the Reorganization Merger will equal the U.S. Holder’s aggregate tax basis in the GDH Delaware Class A common stock exchanged therefor. A U.S. Holder’s holding period in Pubco Class A common stock received pursuant to the Reorganization Merger will include the holding period for its shares of GDH Delaware Class A common stock surrendered in exchange therefor. U.S. Holders who hold shares of GDH Delaware Class A common stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A common stock received in the Reorganization Merger.

Determining the actual tax consequences of the Reorganization Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.
U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock
In the opinion of Davis Polk, the tax consequences set forth in the following discussion are the material U.S. federal income and estate tax consequences of the ownership and disposition of Pubco Class A common stock by “U.S. Holders” and “Non-U.S. Holders”. This discussion applies only to beneficial owners that hold their Pubco Class A common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market tax accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•“controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that acquired Pubco Class A common stock as compensation;
•persons that hold Pubco Class A common stock as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or
•U.S. Holders whose functional currency is not the U.S. dollar.
The term “U.S. Holder” has the same meaning ascribed to it as under “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to GDHL Shareholders.” A “Non-U.S. Holder” is a beneficial owner of a share of Pubco Class A common stock that is, for U.S. federal income tax purposes:
•a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,
•a foreign corporation, or
•a foreign estate or trust,
but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of distribution or disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning shares of Pubco Class A common stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns Pubco Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own Pubco Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Pubco Class A common stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction.
U.S. Holders
Dividends on Pubco Class A Common Stock
As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property in respect of its Class A common stock (other than certain pro rata distributions of our stock), a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Pubco Class A common stock to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction.
Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock.”
With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock” below), subject to applicable requirements and limitations.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock
A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pubco Class A common stock so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by noncorporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Class A common stock so disposed of.
Non-U.S. Holders
Dividends
As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of its Class A common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds Pubco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s Pubco Class A common stock and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Pubco Class A common stock the excess will be treated as gain from the disposition of Pubco Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Pubco Class A Common Stock”).
Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or acceptable substitute form), as applicable, certifying its entitlement to benefits under the treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Pubco Class A Common Stock
Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Pubco Class A common stock unless:
•the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;
•the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or
•Pubco is or has been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and (i) the Pubco Class A common stock ceases to be regularly traded on an established securities market (“regularly traded”) prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco Class A common stock.
Pubco will be a United States real property holding corporation at any time that the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). Pubco believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation.
Information Reporting and Backup Withholding
Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Pubco Class A common stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
FATCA
Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Pubco Class A common stock.
Federal Estate Tax
Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Pubco Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

CERTAIN CAYMAN ISLANDS INCOME TAX CONSIDERATIONS
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Consequently there will be no Cayman Islands taxes payable in respect of the registration by way of continuation of the Company as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands.

INTERESTS OF GDHL’S DIRECTORS AND OFFICERS
The directors and officers of GDHL may have interests in the Reorganization that are, or may be, different from, or in addition to, the interests of other GDHL shareholders. The Special Committee and GDHL’s board of directors are aware of these interests and considered them, among other matters, when recommending approval of the Reorganization. In considering the recommendation of GDHL’s board of directors and Special Committee, GDHL shareholders should be aware that, as disclosed elsewhere in this Management Circular, certain of the directors and the senior officers of GDHL have interests in the Reorganization or may receive benefits that may differ from, or be in addition to, the interests of GDHL shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Reorganization. These interests and benefits are described herein.
As a result of the Issuance of Class B Common Stock, our Founder and the other holders of Class B Units of GDH LP will ultimately receive shares of Class B common stock of Pubco entitling them to vote together with the holders of shares of Class A common stock of Pubco (with each share of Class B common stock of Pubco and each share of Class A common stock of Pubco being entitled to one vote per share). The number of votes attached to the shares of Class B common stock will be equal to the number of votes such holders would have if they converted their Class B Units of GDH LP into ordinary shares of GDHL (assuming no U.S. resident holder restrictions). The Class B Units of GDH LP are currently exchangeable into GDHL ordinary shares on a 1:1 basis.
The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of GDHL or managers of the board or senior officers of GDH GP and the anticipated effect of the Reorganization and Reorganization Merger on the percentage of voting securities of Pubco beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of GDH LP held by such persons. The numbers below are presented on a non-fully diluted basis as of December 31, 2022. The remaining [●]% of voting control of Pubco not included in the following table will be represented by shares of Class A common stock of Pubco.

Name	Number of Class B Units of GDH LP Currently Held		Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Michael Novogratz	205,096,000	(1)	205,096,000	[●]%
Chairman
Chief Executive Officer Manager
Christopher Ferraro	4,661,001	(2)	4,661,001	[●]%
Co-President
Manager
Steve Kurz	1,520,278	(3)	1,520,278	[●]%
Head of Asset Management
Andrew Siegel	223,169	(4)	223,169	[●]%
General Counsel & Chief Compliance Officer
Michael Ashe	60,903	(5)	60,903	[●]%
Head of Investment Banking
Other Holders of Class B Units of GDH LP	—		—	—%
__________________
Note:
(1)Mr. Novogratz owns 522,945 ordinary shares as the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls.
(2)Mr. Ferraro owns 157,500 ordinary shares and holds 1,005,700 options and 1,592,688 restricted share units entitling him to acquire 1,005,700 and 1,592,688 ordinary shares, respectively.
(3)Mr. Kurz owns 55,000 ordinary shares and holds 1,072,700 options and 469,808 restricted share units entitling him to acquire 1,072,700 and 469,808 ordinary shares, respectively.

(4)Mr. Siegel owns 156,578 ordinary shares and holds 660,400 options and 63,500 restricted share units entitling him to acquire an additional 660,400 and 63,500 ordinary shares, respectively.
(5)Mr. Ashe holds 1,400,000 options entitling him to acquire 1,400,000 ordinary shares.
Securities Holdings of Directors and Officers
In addition to the security holdings described above as of December 31, 2022:
•Bill Koutsouras, our Lead Director, holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 ordinary shares, respectively.
•Dominic Docherty, a director of GDHL and manager of GDH LP, owns 89,100 ordinary shares and holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 ordinary shares, respectively.
•Damien Vanderwilt, a director of GDHL, holds 1,706,600 ordinary shares and holds 7,384,300 options, 440,956 restricted share units entitling him to acquire 7,384,300 and 440,956 ordinary shares, respectively.
•Rhonda Adams Medina, a manager of GDH LP, holds 150,000 options and 20,246 deferred share units entitling her to acquire 150,000 and 20,246 ordinary shares, respectively.
•Jason Urban, our Head of Trading, owns 260,508 ordinary shares and holds 730,000 options and 206,059 restricted share units entitling him to acquire 730,000 and 206,059 ordinary shares, respectively.
•Alex Ioffe our Chief Financial Officer owns 45,395 ordinary shares and holds 750,000 options and 300,395 restricted share units entitling him to acquire 750,000 and 300,395 ordinary shares, respectively.
•Richard Tavoso, a manager of GDH LP, owns 800,000 ordinary shares and holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 ordinary shares, respectively.
•Michael Daffey, the Chairman of the Board, holds owns 495,000 ordinary shares and holds 500,000 options and 1,005,000 restricted share units entitling him to acquire 500,000 and 1,005,000 ordinary shares, respectively.
•Erin Brown, our Chief Operating Officer owns 35,547 ordinary shares and holds 750,000 options and 297,340 restricted share units entitling her to acquire 750,000 and 297,340 ordinary shares, respectively.
•Francesca Don Angelo owns 89,117 ordinary shares and holds 291,000 options and 119,583 restricted share units entitling her to acquire 291,000 and 119,583 ordinary shares, respectively.
•Jane Dietze, a director of GDHL, holds 37,424 deferred share units entitling her to acquire 37,424 ordinary Shares.

APPRAISAL AND DISSENTERS’ RIGHTS OF GDHL SHAREHOLDERS
There are no appraisal or dissenter rights available to holders of GDHL ordinary shares in connection with the Proposed Transactions under Cayman Islands law or the DGCL.
LEGAL MATTERS
The validity of the issuance of the shares of Pubco Class A common stock issued pursuant to this prospectus will be passed upon by Davis Polk & Wardwell LLP, New York, New York, Galaxy’s counsel as to United States federal securities and New York State law. Davis Polk & Wardwell LLP has passed upon the discussion above in “Certain U.S. Federal Income Tax Considerations.” Blake, Cassels & Graydon LLP has passed upon the discussion above in “Certain Canadian Federal Income Tax Considerations.” Maples and Calder (Cayman) LLP has passed upon the discussion above in “Certain Cayman Islands Income Tax Considerations.”
EXPERTS
The consolidated financial statements of Galaxy Digital Holdings LP and subsidiaries as of and for the years ended December 31, 2022 and 2021, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Galaxy Digital Holdings LP and its subsidiaries, and the related financial statement schedule, as of December 31 2020 and for the year ended December 31 2020, included in this prospectus, have been audited by Davidson & Company LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Galaxy Digital Inc. and subsidiary as of December 31, 2022 and 2021, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On July 31, 2021, Galaxy’s audit committee engaged Davidson & Company LLP (“Davidson”), who have historically audited the Company’s consolidated financial statements under IFRS, to audit its consolidated financial statements under U.S. GAAP as of and for the year ended December 31, 2020 (the “Davidson Audit”) under PCAOB Standards. In addition, on July 31, 2021, Galaxy’s audit committee engaged KPMG LLP (“KPMG”) to audit the Company’s consolidated financial statements under U.S. GAAP as of and for the year ended December 31, 2021 under PCAOB Standards, replacing Davidson as the Company’s independent registered public accounting firm after the completion of the Davidson Audit.
For the year ended December 31, 2020, the report by Davidson on GDH LP’s consolidated financial statements did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.
During the year ended December 31, 2020, and the subsequent interim period through the date of completion of the Davidson Audit, there were (i) no “disagreements,” as such term is defined in Item 304(a)(1)(iv) of Regulation S-K, with Davidson on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Davidson, would have caused them to make reference to the subject matter of the disagreements in their audit reports, and (ii) no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
We have provided Davidson with a copy of these disclosures and requested that Davidson furnish us with a letter addressed to the SEC stating whether or not Davidson agrees with the statements made herein and, if not, stating the respects in which it does not agree. A copy of the letter, dated August 11, 2023, furnished by Davidson in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the years ended December 31, 2022 and 2021, neither GDH LP nor anyone acting on its behalf consulted with KPMG regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its consolidated financial statements, and neither a written report nor oral advice was provided to GDH LP that KPMG concluded was an important factor considered by GDH LP in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement or a reportable event (each as defined above).

GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this prospectus:
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
Terms Used in the Crypto Economy
Address is a payment instruction for a digital asset. When receiving a payment, the recipient communicates their address to the payor, and the payor can send funds to that address. Ultimately, addresses are derived from the public keys of the recipient.
Active counterparties represent counterparties with whom we have traded within the past 12 months and are still onboarded with Galaxy’s Trading business.
Airdrop is a token distribution from a team, project, company, or smart contract, that requires no purchase to receive.
Bitcoin means the first system of global, decentralized, scarce, digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto. When written with a capital “B,” Bitcoin denotes the system, the protocol, and the network. When written with a lower-case “b,” bitcoin denotes the currency and unit of account;
Block is a batch of confirmed transactions on the digital ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block;
Blockchain means a cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain;
Circle refers to Circle Internet Financial, Inc., the issuer of USDC stablecoins.
Cold storage means the storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records;
Consensus means agreement among parties. Public blockchain networks use a combination of software, networking, economic and game theoretical mechanisms to achieve consensus among unknown parties on the state of the ledger.
Crypto is a broad term for any cryptography and is often used today to refer to the components of a cryptocurrency market, system, application, or decentralized network;
Cryptocurrency refers to cryptographic currencies like bitcoin and alternative coins or ‘altcoins’, launched after the success of Bitcoin. This category of digital asset is designed to work as a medium of exchange, store of value, or to power applications. This category is distinct from others like security tokens, non-fungible digital collectibles or governance tokens;
Cryptoeconomy refers to the open financial system built upon public blockchain networks;
Custodial and Non-Custodial refer to methods for storing private keys and therefore digital assets. Custodial services are provided by third-parties who facilitate user access to digital assets via some off-chain process in which the user is relieved from storing the private keys to their digital assets and instead relies on that third party. Non-custodial services, such as Bitcoin hardware wallets, allow users to manage their private keys and therefore digital assets, without relying on any third party.
Decentralization is the process of removing intermediaries in a process and pushing power over a process or system out to the edges of the system. Decentralized systems

DeFi means decentralized finance; a peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance and more through non-custodial smart contracts carried on public blockchain networks;
Digital Asset means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, non-fungible digital collectibles and security tokens;
Double Spend means the act of spending the same coins twice. If money can be double spent, it cannot function properly as money as it loses its scarcity and counterparties cannot trust that they alone have received payment. Solving the double-spend problem without the use of a central intermediary had never been accomplished until Bitcoin. Satoshi Nakamoto prominently featured the fact that Bitcoin solved this problem in the Bitcoin White Paper, whose third sentence reads “we propose a solution to the double-spending problem using a peer-to-peer network.”
Ethereum is a decentralized, public blockchain network that supports composable smart contracts which can support decentralized applications as well as peer-to-peer transfers. “Ether” is the native cryptocurrency of the Ethereum network;
Fork is an event in open source software development when part of a community breaks away by making changes to the software. The openness of open-source software development allows for deep peer review and collaboration, resulting in fantastic breakthroughs. But the community-driven development model also results in disagreements, schisms, and even feuds between rival factions. When these disagreements over the direction of a project are not resolved, developers may decide to break away the project, taking the source code with them. The new project is a different “branch” of the original, keeping some or all of the original sourcer code but adding changes or upgrades which the original community had rejected or could not agree upon. Similarly, a blockchain fork occurs when the rules of the blockchain are changed, but notably, unlike other types of open-source software, blockchain forks can result in the creation of two or more distinct digital assets. A fork can result from an upgrade to the features of the blockchain, a bug in the consensus algorithm, or changes to the node software. A hard fork refers to a change in rules that is not backwards compatible, and it can result in the creation of a new digital asset (if there is contentious disagreement among the network stakeholders, or simply if some nodes don’t upgrade in time). A hard fork may not create a new digital asset if all participants agree to the changes, install new software, and update dependent software wallets. A soft fork is a backwards compatible update to a blockchain, which add new features without making older versions of the software incompatible with the new upgrade. Soft forks do not result in the split of the blockchain and therefore do not create distinctly new digital assets
Genesis Block is the first block in a blockchain. Because it is the first block in the chain, the Genesis Block does not reference any prior block, as all subsequent blocks will. In Bitcoin’s Genesis Block, Satoshi Nakamoto embedded a message—“The Times 03/Jan/2009 Chancellor on brink of second bailout for banks”—a headline from The London Times. It is believed that Satoshi included this message both as a political statement positioning Bitcoin as an alternative to the current monetary system and as a sort of “proof of life” to prove to the world that Satoshi hadn’t “premined” the blockchain (unfairly mined blocks ahead of the network’s public launch).
Hash or Hash Function a hash function enables the mapping of data of variable size to a new set of data at a fixed size in a way that the reverse computation is impossible. Said differently, a hash function allows the ability to create a unique fingerprint for a set of data, but the fingerprint cannot be used to reveal the content of the underlying data that it represents. Cryptographic hash functions require specific properties to be secure, and different digital assets may use different hash functions.
Hash Rate is the sum count of attempted hashes by Proof of Work miners during a given time interval. Individual mining machines, mining operations, or the entire Bitcoin network can be said to have a hash rate. The higher the hash rate is, the more attempts are being made to create a Bitcoin block. As of March 31,2023, the 30-day simple moving average hash rate of all bitcoin miners combined was estimated to be approximately 330 EH/s (i.e., 330,000,000,000,000,000,000 computations per second).
Hashrate Under Management is the total combined hashrate of active proprietary and hosted mining capacity managed by Galaxy.

Merge means Ethereum’s transition from a proof-of-work to proof-of-stake consensus protocol. This network upgrade was completed on September 15, 2022.
Miner means the individuals or entities who operate a computer or group of computers that add new transactions to blocks and submit those blocks to the rest of the network. Miners collect transaction fees and are rewarded with new tokens for their services;
Mining means he process by which new blocks are created, and thus new transactions are added to the blockchain. The term “miner” typically refers to an entity that participates in block production on a Proof of Work network, whereas “validator” typically refers to an entity that participates in block production on a Proof of Stake network.
Multi-sig is short for “multi-signature” and is a feature of Bitcoin and other digital asset networks that enables the creation of addresses that require some number of multiple private keys to be used to sign a transaction and move funds. Pragmatically speaking, multi-sig setups add additional security, because a user can require a certain threshold of keys must sign before a transaction is considered valid, making it possible for one or several keys to be lost or compromised without compromising the underlying digital assets. Digital asset custodians typically use multi-sig setups.
NFT means non-fungible tokens. For example, money (or a single unit of bitcoin) is fungible—each one unit is considered equal to any other unit of identical size. Conversely, artwork is not fungible—no two paintings are identical. Non-fungible tokens represent unique digital property, whether a collectible, artwork, intellectual property, or something else, which cannot be exchanged 1:1 with another unit;
Node is software that can function as non-mining transaction validators and digital asset wallets for the network and network participants they serve. Bitcoin full nodes download the entire copy of the blockchain—the history of every transaction ever conducted back to Satoshi Nakamoto’s first transfer to Hal Finney—and validate that each new transaction and block adhere to the network’s rules. Nodes typically also relay transactions to other nodes, forming an essential piece of a public blockchain’s network topology.
On-chain and Off-chain refer to transactions that occur on the main public blockchain network vs. outside the public blockchain network. Off-chain transactions may eventually settle on-chain, such as in the case of Bitcoin’s Lightning Network or transactions that occur on Ethereum’s rollup platforms Arbitrum or Optimism. Crucially, the development of a robust off-chain ecosystem that inherits the security properties of the on-chain network is viewed as an important avenue to scale blockchains.
Oracle is an entity or process that submits data from off-chain to be used by on-chain participants, including smart contracts. Public blockchains cannot be aware of off-chain events without being told about them, a function performed by oracles. These events could include the market price of a digital asset, the weather, political actions, the outcomes of sporting events, or the result of a contract between parties.
Paxos refers to Paxos Trust Company, LLC, the issuer of BUSD and USDP stablecoins.
Private Key in asymmetric cryptography is a piece of data held in secret by an entity. It is used to compute digital signatures upon other data that can be verified by a third-party cheaply simply by knowing the public key.
Proof of Stake is the mechanism by which some public blockchain networks issue new assets and decentralize the block creation process. In contrast to Proof of Work, in a Proof of Stake system the cost to create a block is borne by the opportunity cost of locking the funds, and the risk that, if blocks are incorrectly produced, those funds will be seized and destroyed by the network. In Proof of Stake, validators are assigned the right to create a block, usually based on the size of their stake, rather than competing through costly computation with others, as in Proof of Work.
Proof of Work is the mechanism by which Bitcoin creates a cost of production for bitcoin the asset and ensures immutability of the ledger in a trustless manner. The cost of production is primarily derived from the energy expenditure required to conduct the necessary computational work to create new blocks. Because each update to the ledger block contains a costly proof of work, this cost makes it expensive to re-write the ledger, increasing Bitcoin’s security.
Proto-danksharding means the creation of a new transaction type on Ethereum to reduce the cost of Layer-2 rollups. The formal identifier for this code change is Ethereum Improvement Proposal (EIP) 4844. It is the preliminary code change necessary for full danksharding. Danksharding is the technology Ethereum core developers are developing to boost the scalability of the Ethereum blockchain.
Protocol is a set of standards. This is true for diplomatic protocols, parliamentary protocols, or computer protocols. In the cryptoeconomy, the term protocol often refers to a blockchain network like Bitcoin, or a set of interlocking smart contracts, which has a set of rules that must be followed by participants who seek to interact with it.
Public Key in asymmetric cryptography is a publicly shareable piece of data that is computed from a private key and can be shared with a third party directly or shared via addresses, which are derived hashes of public key(s). Public keys are used with digital signatures to validate that the holder of a cryptocurrency coin did legitimately authorize the transfer of that coin to a new address or entity.
Qualified Custodian has the meaning assigned to such term in the Investment Act of 1940.
Satoshi is currently the smallest denomination of a bitcoin. One bitcoin can be split into one hundred million units, and each unit is called a satoshi, or a “sat” for short. Thus, one satoshi = 0.00000001 BTC.
Satoshi Nakamoto is the creator or creators of Bitcoin. Satoshi Nakamoto presented the concept of Bitcoin in a publicly released white paper, Bitcoin: Peer-to-Peer Electronic Cash System. Nakamoto registered Bitcoin.org and communicated regularly with developers via email and on BitcoinTalk.org under this pseudonym. Despite the claims of many, no person has ever presented valid proof they are Satoshi Nakamoto, and Nakamoto’s true identity remains unknown to this day.
Smart Contract is software, typically carried on a decentralized public blockchain, that can execute or enforce pre-determined actions or agreements without the intervention of a centralized intermediary.
Staking is the act of participating in the validation process of a Proof of Stake system. Staking typically involves locking up funds (putting funds “at stake”).
Stablecoins are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. In this prospectus, when we refer to “stablecoins” (including references to “stablecoins” within our financial statements), we generally refer to tokens whose value is intended to be equal to the value of the U.S. dollar. The stability of these stablecoins results from the underlying assets backing the stablecoin that are held by the stablecoin's issuer in segregated or omnibus accounts, among other factors such as the ability of a holder to redeem the stablecoin from its issuer for the underlying asset.
Tether refers to Tether Limited or Tether International Limited, in each case as issuer of USDT stablecoins.
Token means any digital asset built using blockchain technology, including cryptocurrencies, stablecoins, and security tokens.
Wallet is a tool that stores public and private keys and enables the user to use those keys to interact with a blockchain network. Wallets can be software, hardware, or physical (paper, metal, etc.).
Web3 means a fast-growing industry of blockchain-based applications meant to upgrade the internet with a decentralized and permissionless alternative.

Other Terms Used in this Prospectus
“Adjournment” or such proposal the “Adjournment Proposal” refers to the ordinary resolution to approve the technical proposal to allow the chairman to adjourn the Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal;
“Amended LP Agreement” refers to the amended and restated limited partnership agreement of GDH LP after its domestication as a Delaware limited partnership;
“Concurrent Domestication of GDH LP” refers to the Domestication, GDH LP also expects to deregister under the Cayman Islands Exempted Limited Partnerships Act (As Revised) and domesticate under Section 15-901 of the Delaware Revised Uniform Partnership Act, pursuant to which domestication the jurisdiction of formation for GDH LP will be transferred by way of continuation from the Cayman Islands to the State of Delaware;
“Deferred Income Plan” means any trust governed by a TFSA, DPSP, FHSA, RDSP, RRSP, RRIF or RESP, each as defined herein;
“Director Nomination Agreement” means the agreement that Pubco will enter into with GGI in connection with the Reorganization providing GGI with certain director nomination rights in respect of election to Pubco’s board;
“Domestication” or such proposal, the “Domestication Proposal” mean GDHL’s expected deregistration under the Cayman Islands Companies Act (As Revised) and domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware;
“Domestication Charter and Bylaws Amendment” means the amendment and restatement of the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and the proposed new bylaws, substantially in the form attached to this prospectus as Annex B and Annex C, respectively;
“Domestication Charter and Bylaws Differences Proposals” means the separate proposals with respect to certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents;
“DPSP” means a deferred profit sharing plan, as defined in the Tax Act;
“Existing LPs” means each Class B limited partner of GDH LP immediately prior to the Reorganization;
“Existing Organizational Documents” means GDHL’s memorandum and articles of association adopted pursuant to the Governing Documents Amendment Proposal;
“FHSA” means a first home savings account, as defined in the Tax Act;
“Galaxy Bitcoin Funds” means Galaxy Institutional Bitcoin Fund LP and the Galaxy Bitcoin Fund LP;
“GAM” means Galaxy Asset Management;
“GD UK” means Galaxy Digital UK Ltd.;
“GDCM LP” means Galaxy Digital Capital Management LP, and associated entities;
“GDH Delaware” means GDHL following its name change to Galaxy Digital Holdings Inc., a.k.a. GDHL following the Domestication;

“GDH GP” means Galaxy Digital Holdings GP LLC, the general partner of GDH LP;
“GDHI LLC Merger” means the merger of GDH Intermediate LLC with and into Pubco following the completion of the Reorganization Merger, with Pubco continuing as the surviving entity;
“GDHL” means Galaxy Digital Holdings Ltd;
“GDP” means Galaxy Digital Partners LLC, and associated entities;
“GPL” means GalaxyOne Prime LLC, and associated entities;
“GDS LLC” means Galaxy Digital Services LLC;
“GDV” means Galaxy Digital Ventures LLC, and associated entities;
“GGI” means Galaxy Group Investments LLC, the sole LLC member of GDH GP;
“GIB” means Galaxy Digital Partners LLC, and associated entities;
“GM” means Galaxy Digital Mining LLC, and associated entities;
“Governing Documents Amendment” or such proposal the “Governing Documents Amendment Proposal” mean the amendment, prior to the Domestication, of GDHL’s existing share capital and memorandum and articles of association to authorize and provide for the issuance and terms of up to 500 million Class B ordinary shares of GDHL;
“GPI” means Galaxy Digital Ventures LLC, and associated entities;
“GT” means Galaxy Digital LLC, and associated entities;
“Issuance of Class B Common Stock” or such proposal, the “Issuance of Class B Common Stock Proposal” mean the issuance, immediately following the Domestication, of a number of shares of Class B common stock of GDH Delaware (which shares of Class B common stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B common stock of Pubco in the Reorganization Merger) to each Existing LP of GDH LP equal to the number of such Class B Units of GDH LP held by each such Existing LP of GDH LP;
“LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership;
“Management Circular” or the “Management Circular/Prospectus” means the prospectus that will be used as a management information circular in connection with (i) the solicitation of votes of GDHL shareholders for the Meeting being held to approve (A) the Domestication and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware (and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue 500 million shares of Class B common stock), and (B) the Reorganization and (ii) the registration of shares of Class A common stock of Pubco to be issued to holders of GDH Delaware Class A common stock upon the consummation of the Reorganization Merger, and shareholders of GDH Delaware receiving shares of Class A common stock and Class B common stock of Pubco in exchange for their shares of Class A common stock and Class B common stock of GDH Delaware, respectively;
“Meeting” means the special meeting of GDHL shareholders, which shall constitute an extraordinary general meeting for purposes of GDHL’s memorandum and articles of association, being held to approve (i) the Domestication and all of the issued and outstanding Class A ordinary shares of GDHL will convert, automatically and by operation of law, into an equivalent number of shares of Class A common stock of GDH Delaware (and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock), and (ii) the Reorganization;

“OTC” means over-the-counter;
“Proposals” means the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, each of the Domestication Charter and Bylaws Differences Proposals and the Issuance of Class B Common Stock Proposal;
“Proposed Organizational Documents” or such proposal, the “Proposed Organizational Documents Proposal” means the certificate of incorporation and bylaws of GDH Delaware, and ultimately, Pubco, if the Domestication and the Domestication Charter and Bylaws Amendment are approved by GDHL shareholders and effectuated; each the Proposed Charter and the Proposed Bylaws to be substantially in the form attached to this prospectus as B and C, respectively;
“Proposed Transactions” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Issuance of Class B Common Stock and the Reorganization Merger;
“Pubco” means Galaxy Digital Inc. (formerly known as Galaxy Digital Pubco Inc.), the successor public company of GDHL following the Reorganization;
“Qualified Individuals” are Eligible Contract Participants, as defined by the Commodities Exchange Act, knowledgeable employees of Galaxy and accredited investors, who are usually high net worth individuals.
“RDSP” means a registered disability savings plan, as defined in the Tax Act;
“Reorganization” means the Governing Documents Amendment, and, all such related corporate reorganization transactions, collectively with the Domestication and the Issuance of Class B Common Stock;
“Reorganization Merger” means the process through which, after the Reorganization, GDH Delaware will merge with and into Pubco, with Pubco continuing as the surviving entity;
“Reorganization Mergers” means collectively, the Reorganization Merger and the GDHI LLC Merger;
“RESP” means a registered education savings plan, as defined in the Tax Act;
“RRIF” means a registered retirement income fund, as defined in the Tax Act;
“RRSP” means a registered retirement savings plan, as defined in the Tax Act;
“Sustainable energy” means as outlined by the Bitcoin Mining Council (BMC), sustainable energy includes hydro, wind, solar, nuclear and geothermal energy sources. The BMCs “Sustainable Energy” definition is based on the principles brought forward by the Energy Information Administration’s (EIA) Net Zero by 2050 Report.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Tax Receivable Agreement” means the amended and restated tax receivable agreement between Pubco, GDH Delaware and TRA Parties;
“TFSA” means a tax free savings account, as defined in the Tax Act; and
“TRA Parties” means the Existing LPs as parties to the Tax Receivable Agreement.

Condensed Consolidated Interim Statements of Operations
For the Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Revenues:
Digital assets sales revenue	$24,324,929	$23,711,847
Lending and staking income	10,561	14,635
Fee income	14,271	16,401
Net gain / (loss) on digital assets	(84,756)	247,842
Net gain / (loss) on investments	78,394	(7,161)
Net gain on derivatives trading	56,625	81,977
Income from proprietary mining	2,417	6,738
Net revenues	24,402,441	24,072,279
Cost of revenues:
Digital assets sales cost	23,432,704	22,404,149
Impairment of digital assets	761,675	1,593,348
Borrowing costs	4,192	12,480
Mining costs	6,070	3,592
Total cost of revenues	24,204,641	24,013,569
Gross profit	197,800	58,710
Operating expenses:
Compensation and benefits	48,218	60,989
General and administrative	9,549	6,893
Technology	4,395	3,270
Professional fees	9,817	9,591
Marketing	1,070	4,060
Notes interest expense	6,731	7,274
Total operating expenses	79,780	92,077
Other income / (expense):
Change in fair value of warrant liability	—	2,521
Unrealized gain / (loss) on notes payable – derivative	(1,305)	6,493
Other income, net	24	2,911
Total other income / (expense)	(1,281)	11,925
Net income / (loss) before taxes	$116,739	$(21,442)
Income tax expense / (benefit)	5,060	(6,119)
Net income / (loss)	$111,679	$(15,323)
Net income / (loss) attributed to:
Redeemable noncontrolling interests	—	(13,411)
Unit holders of the Company	$111,679	$(1,912)

Condensed Consolidated Interim Statements of Financial Position
As of March 31, 2023 and December 31, 2022
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents (1)	$399,943	$542,101
Digital intangible assets	693,645	362,383
Digital financial assets	141,363	199,632
Digital assets loan receivable, net of allowance	45,143	49,971
Assets posted as collateral	94,886	25,138
Counterparty digital assets	12,772	18,017
Derivative assets	92,209	18,763
Accounts receivable(1) (includes $3.2 and $1.1 million due from related parties)	41,794	30,874
Digital assets receivable	20,296	12,423
Loans receivable	188,976	62,611
Prepaid expenses and other assets(1)	31,438	33,870
Total current assets	1,762,465	1,355,783
Non-current assets
Digital assets receivable	7,403	5,154
Investments (includes $501.4 and $377.5 million measured at fair value)	683,680	588,558
Loans receivable, non-current	100,150	100,977
Property and equipment, net	192,940	188,019
Other non-current assets	100,472	75,755
Goodwill	45,278	24,645
Total non-current assets	1,129,923	983,108
Total assets	$2,892,388	$2,338,891
Liabilities and Equity
Current liabilities
Derivative liabilities	81,325	16,568
Accounts payable and accrued liabilities (includes $58.1 and $52.4 million due to related parties)(1)	113,052	120,955
Digital assets borrowed	308,338	170,566
Payable to customers	13,876	9,591
Loans payable	3,058	—
Collateral payable	349,976	131,506
Counterparty digital assets obligations	12,772	18,017
Other current liabilities	11,148	8,090
Total current liabilities	893,545	475,293
Non-current liabilities
Notes payable	389,213	384,515
Other non-current liabilities	63,975	62,889
Total non-current liabilities	453,188	447,404
Total liabilities	1,346,733	922,697
Commitments and contingencies (Note 15)
Equity
Unit holders’ capital	1,545,655	1,416,194
Total equity	1,545,655	1,416,194
Total liabilities and equity	$2,892,388	$2,338,891
__________________
(1)Includes amounts related to consolidated variable interest entities. See Note 16 for more information.

Condensed Consolidated Interim Statements of Changes in Equity
For the Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Class A Unit Capital		Class B Unit Capital		Total	Redeemable noncontrolling interests
	Number	Amount	Number	Amount
Balance at December 31, 2021	101,550,494	$856,371	228,110,373	$1,431,321	$2,287,692	$161,536
Equity based compensation	—	6,302	—	14,296	20,598	—
Contributions	—	—	—	—	—	10,768
Distributions	—	—	—	—	—	(11,133)
Vesting of Class B units	—	—		—	—	—
Exchange of Class B Units	30,000	208	(30,000)	(208)	—	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	55,388	648	—	—	648	—
Other	—	(104)	—	(237)	(341)	—
Income / (loss) for the period	—	(585)	—	(1,327)	(1,912)	(13,411)
Balance at March 31, 2022	101,635,882	$862,840	228,080,373	$1,443,845	$2,306,685	$147,760

Balance at December 31, 2022	104,811,539	$610,374	215,943,369	$805,820	$1,416,194	—
Equity based compensation	—	5,916	—	12,352	18,268	—
Contributions	—	—	—	—	—	—
Distributions	—	—	—	—	—	—
Exchange of Class B Units	30,121	141	(30,121)	(141)	—	—
Cancellation of Class A Units	(625,000)	—	—	—	—	—
Issuance of Class A Units on exercise of warrants, options, and restricted stock	—	—	—	—	—	—
Other	—	(182)	—	(304)	(486)	—
Income for the period	—	36,214	—	75,465	111,679	—
Balance at March 31, 2023	104,216,660	$652,463	215,913,248	$893,192	$1,545,655	—

Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
(Unaudited)

	Three Months Ended March 31, 2023	Three months ended March 31, 2022
Operating activities
Income for the period	$111,679	$(15,323)
Adjustments for:
Digital assets sales revenue(1)	(11,061,475)	(11,303,548)
Digital assets sales cost(1)	10,767,070	10,617,907
Impairment of digital assets(1)	335,657	755,129
Depreciation and amortization	4,096	1,873
Other impairment	—	—
Equity based compensation	17,831	20,598
Expenses from borrowing	3,231	12,480
Lending and staking income	(7,563)	(14,635)
Net (gain) / loss on digital assets	84,756	(247,842)
Net (gain) / loss on investments	(78,394)	7,161
Net (gain) on derivatives trading	(56,625)	(81,977)
Net unrealized gain / (loss) on notes payable – derivative	1,305	(6,493)
Change in fair value of warrant liability	—	(2,521)
Net (gain) on sale of mining equipment	—	(512)
Notes interest expense	6,731	7,274
Net deferred tax expense	2,434	(20,029)
Unrealized foreign currency (gain) / loss	121	(545)
Impact of exchange rate change on cash and other	(779)	(464)
Changes in operating assets and liabilities:
Digital assets	(94,054)	391,885
Digital assets receivable	145	—
Derivative asset/liabilities	47,934	87,989
Accounts receivable	2,849	(62,249)
Prepaid expenses and other assets	2,699	(9,209)
Other non-current assets	358	(3,767)
Assets posted as collateral	(6,572)	—
Collateral payable	(9,656)	11,109
Accounts payable and accrued liabilities	(28,772)	(63,079)
Other current liabilities	2,843	15,931
Other non-current liabilities	(926)	(385)
Net cash provided by operating activities	46,923	96,758
Investing activities
Proceeds from paydowns and maturities of loans receivable	2,647	43,326
Disbursements for loans receivable	(128,185)	(156,773)
Purchase of property and equipment	(11,009)	(41,520)
Acquisition of GK8	(43,892)	—
Purchase of investments	(31,287)	(43,401)
Proceeds and distributions from investments	16,802	101,230
Net cash (used in) investing activities	(194,924)	(97,138)
Financing activities

Condensed Consolidated Interim Statements of Cash Flows
For the Three Months Ended March 31, 2023 and 2022
(Expressed in thousands of U.S. Dollars)
(Unaudited)

Proceeds from warrant exercise	—	155
Payable to customers	4,285	(4,322)
Proceeds from loans payable	2,099	95,948
Repayments of loans payable	(541)	—
Capital contributions from noncontrolling interests	—	7,815
Distribution to noncontrolling interests	—	(5,815)
Net cash provided by / (used in) financing activities	5,843	93,781
Net increase / (decrease) in cash and cash equivalents	(142,158)	93,401
Cash and cash equivalents, beginning of period	542,101	840,776
Cash and cash equivalents, end of period	$399,943	$934,177
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the year for:
Interest	$961	$3,277
Taxes	768	12,308
Significant non-cash investing and financing activities:
Purchase of digital assets receivable in digital assets	$—	$35,720
Digital assets loan receivable, net of allowance	4,828	19,834
Assets posted as collateral	63,176	60,223
Digital assets borrowed	137,772	40,487
Collateral payable – digital assets portion	228,126	264,117
Purchase of investments paid in digital assets	—	750
Purchase of investments with non-cash contributions	3,345	—
Proceeds from investments received as digital assets	1,336	—
Proceeds from investments included in receivables	214	—
Additions to property, plant and equipment and intangible assets	437	—
Total value of exercised warrants	—	165
In-kind receipts from non-controlling interests liability holders	—	2,954
In-kind disbursements from non-controlling interests liability holders	—	(5,318)
___________________
(1)Non-cash portion

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

1. BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company”, “Galaxy”, “we”, “us”, or “our”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York, 10282.
GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy is a Cayman exempted limited partnership which is treated as a partnership for U.S. Federal tax purposes. Galaxy Digital Holdings Ltd. (“GDH Ltd.”) acquired a minority investment in the Company and has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY”.
Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is engineering a new economic paradigm. Today, the Company is primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will alter the way we store and transfer value. Commencing with the first quarter of 2023, the Partnership began managing and reporting its activities in the following three operating segments: Global Markets, Asset Management and Digital Infrastructure Solutions. Prior periods are presented on a comparable basis.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole LLC member of the General Partner is Galaxy Group Investments LLC (“GGI”). The General Partner has a Board of Managers. On November 24, 2022, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd.) entered into a fifth amended and restated limited partnership agreement (as amended from time to time, the “LPA”).
Basis of Presentation
The accompanying condensed consolidated interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed consolidated interim financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. Redeemable noncontrolling interests (“NCI”) in the Company’s consolidated statements of financial position represents portions of consolidated sponsored investment funds in which the Company does not have 100% equity ownership. All intercompany balances and transactions have been eliminated.
We have prepared the accompanying unaudited condensed consolidated interim financial statements in accordance with the accounting policies described in the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2022 and the interim reporting requirements of Regulation S-X for the three months ended March 31, 2023. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. The Company’s interim results are not necessarily indicative of its results for a full year.
Change in Presentation
Certain comparative figures in the condensed consolidated statements of financial position and statements of operations have been reclassified to conform to the current year’s presentation.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

2. SIGNIFICANT ACCOUNTING POLICIES
For a detailed discussion about the Company’s accounting policies and for further information on accounting updates adopted, see Note 2 to the Company’s 2022 consolidated financial statements. There were no changes to the significant accounting policies or recent accounting pronouncements during the period, other than as discussed below.
Recent Accounting Developments
Troubled Debt Restructurings and Vintage Disclosures (ASC 326). In March 2022, the FASB issued ASU No. 2022-02, “Financial Instruments-Credit Losses (Topic 326)—Troubled Debt Restructurings and Vintage Disclosures.” This ASU eliminates the recognition and measurement guidance for troubled debt restructurings and requires enhanced disclosures about loan modifications for borrowers experiencing financial difficulty. This ASU also requires enhanced disclosure for loans that have been charged off. The ASU is effective in January 2023 under a prospective approach. The Company adopted this ASU on January 1, 2023, with no impact on its consolidated financial statements.
Reference Rate Reform (ASC 848). In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides an optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-01, “Reference Rate Reform (Topic 848): Scope”. This ASU clarifies the scope and permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships that are impacted by the discounting transition. The Company is currently evaluating the impact of these ASUs on its consolidated financial statements.
3. BUSINESS COMBINATIONS
GK8
On February 21, 2023, a subsidiary controlled by the Company acquired the net assets of GK8 Ltd. from Celsius Network LLC for $44 million. The Company determined that the acquisition of GK8's net assets ("GK8") constituted a business combination under ASC 805. GK8 is a secure institutional digital asset self-custody platform operated through Galaxy GDS Crypto Technologies Israel Ltd, providing customers with software technology that allows them to generate and store the private keys to their digital assets, as well as to generate multi-signature backup keys, in a secure cold storage vault. It is a leading technology provider for institutions looking to self-custody their digital assets with the highest possible security, using patented technology to safely store cryptocurrencies and execute blockchain transactions.
The consideration transferred was measured at fair value of the cash paid, $44 million, in exchange for the net identifiable assets of GK8 and goodwill on February 21, 2023 identified below:

(in thousands)
Receivables	$1,356
Prepaid expenses and other assets	268
Property and equipment	128
Intangibles	22,283
Goodwill	20,633
Total assets	$44,668

Accounts payable and accrued liabilities	775
Total liabilities	$775

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

On the date of acquisition, the Company recorded $20.6 million of goodwill, which was attributed to the Digital Infrastructure Solutions segment. Goodwill represents the future economic benefit arising from assets acquired which could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business. The Company expects $17.2 million of goodwill from this acquisition to be deductible for tax purposes. The transaction price is subject to customary working capital adjustments. Additionally, the fair value of the assets and liabilities acquired are based on the Company's preliminary assessment using the information available as of the date of this filing, and could change if new information is obtained during the measurement period, which ends in February 2024.
Intangible assets acquired included customer relationships valued at $2.9 million, which will be amortized over an estimated useful life of 3 years, trade names and trademarks valued at $3.2 million, which will be amortized over an estimated useful life of 3 years and technology valued at $16.2 million, which will be amortized over an estimated useful life of 5 years. The intangible assets are measured at acquisition date fair value using an income approach in accordance with the Company's accounting policies.
The Company incurred acquisition related transaction costs of $2.3 million. The majority represented professional fees and were incurred during the year ended December 31, 2022. The revenue and net income included in the Company’s condensed consolidated statements of operations contributed by GK8 for the quarter ended March 31, 2023, from the date of the acquisition, was not material to the Company. The proforma impact of the acquisition on the Company's revenue and net income for the year ended on December 31, 2022 would not have been material. Had the acquisition of GK8 been completed on January 1, 2022, the impact to the Company’s revenue and net income would not have been materially different to what was previously disclosed.
Helios
On December 29, 2022, the Company acquired the Helios mining facility from Argo Blockchain plc ("Argo"). Helios is a large-scale bitcoin mining facility located in Dickens County, Texas, which has the ability to operate up to 180 megawatts (MW) of mining capacity, utilizing immersion cooling technology. Galaxy recently received official approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas, LLC (“WETT”) to scale up to 800 MW of capacity, enabling the Company to grow its proprietary and hosted bitcoin mining infrastructure beyond its previously stated goals.
The transaction was accounted for as an asset acquisition since substantially all of the fair value was concentrated on the acquired tangible assets of the Helios site. The purchase price was approximately $77 million, including transaction costs and working capital adjustments. The purchase price has been allocated to acquired assets and liabilities as follows:

(in thousands)
Cash	$1,861
Prepaid and other current assets	5,296
Property and equipment	77,477
Total assets	$84,634

Accounts payable and accrued expenses	8,168
Total liabilities	$8,168
Concurrently with the acquisition of the Helios assets and liabilities, the Company also entered into a loan agreement for $35 million and a two-year hosting agreement with the seller, Argo.
4. DIGITAL ASSETS
The Company owns digital assets that vary in their design, rights and preferences. A number of the Company’s subsidiaries have investments in or perform activities related to digital assets. The Company’s digital assets are

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

primarily purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices. The Company engages in several trading strategies with respect to its digital assets, including a macro trading portfolio and market neutral trading strategies across a variety of digital assets and digital asset trading platforms.

(in thousands)	March 31, 2023	December 31, 2022
Digital assets held in self-custody	$426,540	$432,157
Digital assets held on trading platforms	408,468	129,858
	$835,008	$562,015
The Company had staked $7.4 million and $4.0 million of digital assets as of March 31, 2023 and December 31, 2022, respectively, in order to validate transactions on various blockchains. The Company receives staking rewards in return for providing validation services. The amount of staking rewards received are not material in any of the periods presented. Staking rewards earned on Galaxy staked digital assets are included in Income from lending and staking in the consolidated statements of operations in the Global Markets segment.
Digital Assets Custodied and Digital Assets Held on Trading Platforms
The Company has evaluated the nature of the digital assets held in self-custody and on trading platforms for any stated rights and preferences and has determined that they should be classified as either intangible assets, with indefinite lives subject to ASC 350, Intangibles—Goodwill and Other, or where the digital assets represent a contractually redeemable right to USD on demand, a financial asset.
Digital intangible assets are initially measured at cost and are subsequently assessed for impairment. Impairment is recognized when the digital asset’s carrying amount exceeds its fair value, which is measured throughout the holding period using observable intraday low prices for the digital asset. Impairment expense is recognized as a cost of revenue in the condensed consolidated statements of operations. When digital assets are sold and meet the appropriate derecognition criteria, the Company assigns costs to transactions on a first-in, first-out basis.
As of March 31, 2023 and December 31, 2022, the Company held $693.6 million and $362.4 million, respectively, of digital intangible assets in self-custody or on trading platforms. For the three months ended March 31, 2023 and 2022, the Company recorded digital intangible assets impairment losses of $761.7 million and $1.6 billion, respectively.
The Company has elected to account for digital financial assets using the fair value option. Accordingly, the Company will recognize any changes in the fair value in current period earnings in the condensed consolidated statements of operations. As of March 31, 2023 and December 31, 2022, the fair value of digital assets classified as financial assets was $141.4 million and $199.6 million, respectively. Realized and unrealized gains and losses for digital assets classified as financial assets and subject to the fair value option are recorded in the Global Markets segment.
Digital Assets Held in Investment Companies
Consolidated subsidiaries that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their digital asset investments at fair value, with realized and unrealized gains and losses presented in Net gain on digital assets. The Company’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. For the three months ended March 31, 2023 and 2022, the Company recorded net realized gains / (losses) attributable to digital assets held in investment companies of $0 and ($1.7 million), respectively. The net realized and unrealized gains / (losses) on digital assets held by the general partners of the consolidated sponsored funds and the gain / (losses) attributed to limited partner noncontrolling interests are recorded in the Asset Management segment. As of March 31, 2023 and December 31, 2022, the Company did not consolidate any of its sponsored investment funds.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the three months ended March 31, 2023 and the year ended December 31, 2022:

(in thousands) Assets	Carrying value as of December 31, 2022	Purchases and receipts(1)	Carrying value of digital assets sold or disbursed(2)	Net transferred (borrow / loaned)(3)	Impairment	Carrying value as of March 31, 2023
Digital intangible assets	$362,383	$24,791,515	$(23,839,927)	$141,349	$(761,675)	$693,645
Digital financial assets	199,632	5,638,282	(5,734,141)	37,590		141,363
Total digital assets	$562,015	$30,429,797	$(29,574,068)	$178,939	$(761,675)	$835,008

(in thousands) Assets	Carrying value as of December 31, 2021	Purchases and receipts(1)	Carrying value of digital assets sold or disbursed(2)	Net transferred (borrow / loaned)(3)	Impairment	Change in fair value	Deconsolidation	Carrying value as of December 31, 2022
Digital intangible assets	$1,462,878	$120,420,713	$(115,738,595)	$342,235	$(6,124,848)	$—	$—	$362,383
Digital intangible assets at fair value (held by Investment Companies)	288,489	81,697	(64,645)	(15,204)	—	(174,082)	(116,255)	—
Digital financial assets	335,594	6,564,176	(6,542,544)	(157,594)	—	—	—	199,632
Total digital assets	$2,086,961	$127,066,586	$(122,345,784)	$169,437	$(6,124,848)	$(174,082)	$(116,255)	$562,015
__________________
(1)Includes receipts of digital intangible assets and digital financial assets of $1.2 billion and $2.2 billion in the form of loan interest, pre-launch investments and other investment distributions for the three months ended March 31, 2023 and the year ended December 31, 2022, respectively.
(2)Digital intangible assets consists of digital assets sales costs of $23.4 billion and $114.8 billion included within the consolidated statement of operations and disbursements of $429.2 million and $913.0 million of digital assets to satisfy certain liabilities for the three months ended March 31, 2023 and December 31, 2022, respectively. Digital intangible assets at fair value (held by Investment Companies) represents gross sales proceeds for Digital intangible assets at fair value. Digital financial assets includes of disbursements of $849.8 million and $174.0 million to satisfy certain liabilities for the three months ended March 31, 2023 and December 31, 2022, respectively.
(3)Includes all movements impacting the Digital intangible assets and Digital financial assets line items in the consolidated statement of financial position associated with digital asset lending and borrowing activities including collateral and fair value revaluations, as applicable.
Significant Digital Asset Holdings
The following tables show our most significant digital asset holdings as of March 31, 2023 and December 31, 2022:

(in thousands)	March 31, 2023
Bitcoin	$345,069
Ether	150,087
USDT	148,852
USDC	141,005
Other	49,995
Digital assets	$835,008

(in thousands)	December 31, 2022
Bitcoin	$219,078
USDC	199,475
USDT	62,267
Ether	52,693
Other	28,502
Digital assets	$562,015

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The Company measures its digital financial assets balances at fair value. The only digital financial asset the Company holds a material amount of is USDC. The other digital assets included in the above tables are accounted for as indefinite-lived intangible assets and presented at cost less accumulated impairment.
5. DIGITAL ASSETS LOAN RECEIVABLE AND DIGITAL ASSETS BORROWED
In the ordinary course of business, the Company enters into agreements to borrow for its own accounts to finance the Company’s operations and lend digital assets to counterparties. The Company may lend digital assets borrowed from counterparties or acquired through other operations.
Digital Assets Loan Receivable, Net of Allowance

(in thousands)	March 31, 2023	December 31, 2022
Digital asset loans receivable	$45,143	$60,094
Less: Allowance for credit loss(1)	—	(10,123)
Digital asset loans receivable, net	$45,143	$49,971
__________________
(1)The Company recorded an allowance against a specific digital asset loan receivable during the year ended December 31, 2022 where the borrower was in financial distress. The rapid decline of bitcoin market value in June 2022 eroded the borrower’s collateral value. The Company liquidated the collateral when additional collateral was not provided within the contractually stipulated timeframe. The allowance was recorded on the remaining value of the loan receivable. The uncollected loan was written off during the three months ended March 31, 2023.
Collateral payable associated with digital assets loan receivable

(in thousands)	March 31, 2023	December 31, 2022
Collateral payable - Digital assets	$53,506	$32,772
Collateral payable - Cash	10,918	21,999
Collateral payable associated with digital assets loan receivable	$64,424	$54,771
Collateral payable represents assets to which the Company has the right to rehypothecate.
Digital Assets Borrowed

(in thousands)	March 31, 2023	December 31, 2022
Digital assets borrowed	$308,338	$170,566
The top three digital assets borrowed as of March 31, 2023 were bitcoin, Tether and ether, which represented approximately 85% of total Digital assets borrowed. The top three digital assets borrowed as of December 31, 2022 were bitcoin, Tether and ether, which represented approximately 83% of total Digital assets borrowed.
Assets posted as collateral

(in thousands)	March 31, 2023	December 31, 2022
Assets posted as collateral - Digital intangible assets	$88,353	$7,675
Assets posted as collateral - Digital financial assets	—	16,800
Assets posted as collateral associated with Digital asset loans payable	$88,353	$24,475
6. DERIVATIVES
For the three months ended March 31, 2023 and 2022, the Company recognized $56.6 million and $82.0 million, respectively, of net derivative gain related to free-standing derivative instruments. The Company held $15.5 million and $12.3 million in collateral as of March 31, 2023 and December 31, 2022, respectively, related to

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

derivative activity. This collateral was included in Collateral payable, similar to treatment of collateral received under the Company’s digital asset lending arrangements.
The breakdown of the Company’s derivatives portfolio, as of March 31, 2023 and December 31, 2022 was as follows (in thousands):
March 31, 2023

(in thousands)	Absolute Notional	Gross Fair Value—Derivative Assets	Gross Fair Value—Derivative Liabilities
Digital asset futures	$67,042	$770	$(4,372)
Digital asset forwards	10,313	3,557	(2,151)
Digital asset options	1,074,944	71,111	(53,599)
Digital asset swaps	15,358	3,522	(3,045)
Foreign currency forwards	1,014,647	4,160	(4,190)
Foreign currency options	99,478	789	—
Exchange traded index futures(1)	66,204	2	(809)
Exchange traded digital asset options(1)	8,867	4,381	(4,486)
Exchange traded digital asset futures(1)	75,960	3,592	(8,624)
Exchange traded commodity options(1)	351	325	(26)
Exchange traded commodity futures(1)	4,568	—	(23)
	2,437,732	92,209	(81,325)

Digital assets receivable	62,685	27,699	—
Embedded derivatives – Digital assets borrowed	291,204	15,517	(22,376)
Embedded derivatives – Collateral payable	268,637	17	(33,246)
Embedded derivative – Notes payable	445,000	—	(2,173)

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

December 31, 2022

(in thousands)	Absolute Notional	Gross Fair Value--Derivative Assets	Gross Fair Value-- Derivative Liabilities
Digital asset futures	$3,993	$1,371	$(6)
Digital asset forwards	10,966	4,350	(3,006)
Digital asset options	401,549	5,219	(7,862)
Digital asset swaps	8,160	283	(105)
Foreign currency swaps	5,637	—	(473)
Foreign currency forwards	252,210	2,062	(1,788)
Foreign currency options	13,911	—	—
Index futures	66,707	637	(280)
Exchange traded treasury futures(1)	676,929	702	(979)
Exchange traded digital asset options(1)	2,314	1,926	(1,339)
Exchange traded commodity options(1)	52,104	2,213	(693)
Exchange traded commodity futures(1)	4,565	—	(37)
	1,499,045	18,763	(16,568)

Digital assets receivable	62,915	17,578	—
Embedded derivatives — Digital assets borrowed	176,614	7,074	(1,219)
Embedded derivatives — Collateral payable	76,738	3,725	(150)
Embedded derivative — Notes payable	445,000	—	(868)
__________________
(1)Exchange traded digital currency options and futures are traded on a traditional financial exchange.
7. INVESTMENTS
Net gain on investments in the Company’s condensed consolidated statements of operations consists of the following:
•Net realized losses related to sales of investments were $2.0 million for the three months ended March 31, 2023 compared to realized gains of $69.4 million for the three months ended March 31, 2022.
•Net change in unrealized gains / (losses) related to investments were $80.4 million and $(76.6) million for the three months ended March 31, 2023 and 2022, respectively.
•Accumulated net unrealized gains / (losses) related to investments held in the Company’s condensed consolidated statements of financial position were $192.0 million and $111.2 million as of March 31, 2023 and December 31, 2022, respectively.
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. These investments have been valued at cost less impairment and where applicable at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.

		Impairment		Upward Adjustments
(in thousands)	Carrying Value	Period to date	Cumulative	Period to date	Cumulative
March 31, 2023	$167,800	$(1,403)	$(97,782)	$913	$173,976
December 31, 2022	$195,685	$(99,294)	$(115,346)	$40,042	$211,689

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

For the three months ended March 31, 2023 and 2022, two investments with a combined fair value of $29.6 million and one investment with a fair value of $0.1 million, respectively, were reclassified out of measurement alternative due to changes to investee capital structure and an update to the valuation methodology. These investments are now held at fair value (Note 9).
8. FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:

(in thousands)	March 31, 2023	December 31, 2022
Assets
Digital financial assets	$141,363	$199,632
Investments(1)	336,876	290,629
Total	$478,239	$490,261
__________________
(1)Investments measured at fair value per the Company’s condensed consolidated statements of financial position include equity investments which inherently qualify for fair value measurement ($164.5 million and $87.9 million as of March 31, 2023 and December 31, 2022, respectively) in addition to the equity investments noted above for which the Company elected the Fair Value Option.
The fair value option was only elected for investments, within the Investments line item, where the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains / (losses) on financial instruments for which the fair value option has been elected are recorded as Net gain on investments and Net gain on digital assets in the Company’s condensed consolidated statements of operations. The following table presents the realized and net change in unrealized gains / (losses) on the financial instruments on which the fair value option was elected:

	Three Months Ended March 31, 2023		Three months ended March 31, 2022
(in thousands)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)
Investments	$(1,621)	$39,100	$49,085	$(51,810)
The realized and unrealized gains / (losses) for digital financial assets were $11.0 million and $0 for the three months ended March 31, 2023 and 2022, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

9. FAIR VALUE MEASUREMENTS
Recurring fair value measurements
Items measured on a recurring basis at fair value:

	As of March 31, 2023
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$—	$141,363	$—	$141,363
Digital financial assets loan receivable, net of allowance	—	18,276	—	18,276
Digital assets receivable	—	3,145	24,554	27,699
Digital assets posted as collateral	—	88,353	—	88,353
Counterparty digital assets	—	18,017	—	18,017
Derivative assets	—	92,209	—	92,209
Embedded derivative – Collateral payable	—	17	—	17
Embedded derivative – Digital assets borrowed	—	15,517	—	15,517
Investments(1)	20,898	1,894	272,644	295,436
	$20,898	$378,791	$297,198	$696,887
Liabilities
Investments sold short	—	—	—	$—
Counterparty digital assets obligation	—	18,017	—	18,017
Derivative liabilities	—	81,325	—	81,325
Embedded derivative - Digital assets borrowed(2)	—	22,376	—	22,376
Embedded derivative - Collateral payable(2)	—	33,246	—	33,246
Embedded derivative - Notes payable	—	2,173	—	2,173
	$—	$157,137	$—	$157,137
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($220.4 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($167.8 million).
(2)Includes embedded derivatives on digital intangible assets and digital financial assets measured at fair value.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

	As of December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$—	$199,632	$—	$199,632
Digital financial assets loan receivable, net of allowance	—	24,251	—	24,251
Digital assets receivable	—	1,524	16,054	17,578
Assets posted as collateral	—	25,138	—	25,138
Counterparty digital assets	—	18,017	—	18,017
Derivative assets	—	18,763	—	18,763
Embedded derivative - Collateral payable	—	3,725	—	3,725
Embedded derivative - Digital assets borrowed	—	7,074	—	7,074
Investments(1)	11,259	1,300	170,526	183,085
	$11,259	$299,424	$186,580	$497,263
Liabilities
Investments sold short	$91	—	—	$91
Counterparty digital assets obligation	—	18,017	—	18,017
Derivative liabilities	—	16,568	—	16,568
Embedded derivative – Digital assets borrowed (2)	—	1,219	—	1,219
Embedded derivative – Collateral payable (2)	—	150	—	150
Embedded derivative - Notes payable	—	868	—	868
	$91	$36,822	$—	$36,913
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($209.8 million) and equity securities utilizing the measurement alternative as they are without readily determinable fair values ($195.7 million).
(2)Includes embedded derivatives on digital intangible assets and digital financial assets measured at fair value.
Nonrecurring fair value measurements
Impairment losses are recognized for Digital intangible assets, Property and equipment, net, and Prepaid expenses and other assets when their carrying amounts exceed fair value. The Company categorized the fair value measurements utilized for Digital intangible assets as Level 2. The carrying value for Digital assets accounted for as intangible assets was $693.6 million and $362.4 million as of March 31, 2023 and December 31, 2022, respectively. The Company categorized the fair value measurements for Property and equipment, net and Prepaid expenses and other assets as Level 3.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The following tables summarize changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the periods ended March 31, 2023 and December 31, 2022, respectively.

(in thousands) Assets	Fair value, Beginning Balance	Purchases	Sales/ Distributions	Net Realized Gain / (Loss) on Digital Assets and Investments	Net Unrealized Gain / (Loss) on Digital Assets and Investments	Transfers in /(out) of Level 3	Fair value, Ending Balance
Digital assets receivable
March 31, 2023	$16,054	$200	$—	$—	$9,670	$(1,370)	$24,554
December 31, 2022	$61,621	$45,966	$—	$—	$(55,206)	$(36,327)	$16,054
Investments
March 31, 2023	$170,526	$21,150	$(155)	$—	$51,532	$29,591	$272,644
December 31, 2022	$436,983	$15,266	$(3,992)	$3,792	$(236,315)	$(45,208)	$170,526
Transfers in and out of Level 3 are considered to have occurred at the beginning of the period the transfer occurred. For the period ended March 31, 2023, transfers into Level 3 were $29.6 million and transfers out of Level 3 were $1.4 million. The transfers into Level 3 were due to a change in valuation methodology. The transfers out of Level 3 were due to removal of restrictions. For the year ended December 31, 2022, total transfers into Level 3 were $11.4 million and total transfers out of Level 3 were $92.9 million. Transfers into Level 3 were due to fair value adjustments determined by unobservable market inputs and recategorization. The transfers out of Level 3 were due to removal of restrictions and updated valuation methodologies.
The following table presents additional information about valuation methodologies and significant unobservable inputs used for assets and liabilities that are measured and reported at fair value and categorized within Level 3 as of March 31, 2023 and December 31, 2022 respectively:

Financial Instrument	Fair Value at March 31, 2023 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital assets receivable	$24,554	Marketability discount	1.9% - 81.9%	21.3%
Investments	$272,644	Control discount	10.0%	10.0%
		Market adjustment discount	20.0% - 65.0%	38.2%
		Marketability discount	10.0% – 40.0%	14.0%
		Time to liquidity event (years)	2.8 - 5.0	4.4
		Volatility	90%	90%
		Risk free rate	0.2% – 4.6%	3.9%
		Expected dividend payout ratio	0.0%	0.0%
		Enterprise value to revenue multiple	1.4x - 3.5x	2.4x
		Discount rate	17.9%	17.9%
		Exit multiple	4.0x	4.0x
		Recovery rate	0% - 100%	0% - 100%
		Scenario probability
		No deal	98.0%	98.0%
		Deal closure and partial default	—%	—%
		Deal closure and full recovery	2.0%	2.0%

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Financial Instrument	Fair Value at December 31, 2022 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital assets receivable	$16,054	Marketability discount	1.9% - 60.6%	20.5%
Investments	$170,526	Time to liquidity event (years)	3.3 - 5.0	4.9
		Volatility	90.0%	90.0%
		Risk free rate	0.2% - 4.2%	3.9%
		Control discount	10.0%	10.0%
		Market adjustment discount	20.0% – 65.0%	37.4%
		Marketability discount	10.0% - 40.0%	27.6%
		Enterprise value to revenue multiple	1.4x - 3.5x	2.7x
		Exit multiple	4.0x	4.0x
		Discount rate	17.0%	17.0%
		Terminal value	$—	$—
Significant increases and/or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value in the Company’s condensed consolidated statements of financial position. This table excludes non-financial assets and liabilities.

	As of March 31, 2023
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$399,943	$399,943	$399,943	$—	$—
Accounts receivable	41,794	41,794	41,794	—	—
Loans receivable	289,126	289,126	—	—	289,126
Total Assets	$730,863	$730,863	$441,737	$—	$289,126
Accounts payable and accrued liabilities	113,052	113,052	113,052	—	—
Loans payable	3,058	3,058	—	—	3,058
Notes payable	391,386	292,361	—	292,361	—
Total Liabilities	$507,496	$408,471	$113,052	$292,361	$3,058

	As of December 31, 2022
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$542,101	$542,101	$542,101	$—	$—
Accounts receivable	30,874	30,874	30,874	—	—
Loans receivable	163,588	163,588	—	—	163,588
Total Assets	$736,563	$736,563	$572,975	$—	$163,588
Accounts payable and accrued liabilities	120,955	120,955	120,955	—	—
Notes payable	385,383	229,048	—	229,048	—
Total Liabilities	$506,338	$350,003	$120,955	$229,048	$—
10. LOANS RECEIVABLE
In the general course of business, the Company offers U.S. dollar loans to digital asset owners who collateralize the loan with their digital assets. Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

the delinquency status or if a loan is past due for 90 days or more, unless the loan is both well collateralized and has begun reperforming. No Loans receivable were on nonaccrual status as of March 31, 2023 or December 31, 2022.
Loans receivable, current and non-current

(in thousands)	March 31, 2023	December 31, 2022
Loans receivable	$188,976	$62,611
Loans receivable, non-current	100,150	100,977
Loans receivable, current and non-current	$289,126	$163,588
Non-current loans receivable is comprised of the non-current portion of loans with Argo Blockchain Inc. ("Argo") and Blockstream Inc. ("Blockstream"). The loan with Argo is secured by, amongst other assets, the mining equipment of Argo that is physically located in the Helios facility. The Blockstream loan is secured by substantially all physical assets of Blockstream.
The outstanding loans receivable are scheduled to be repaid on the following periods:

(in thousands)	Amounts
2023	$185,695
2024	90,306
2025	13,125
Loans receivable, current and non-current	$289,126
Outstanding balances represent loan principal and exclude accrued interest receivable on loans. The allowance for credit losses for Loans receivable is not material to the Company’s condensed consolidated financial statements as of March 31, 2023 and December 31, 2022 due to the collateralized nature of the loan receivables and / or their short-term maturity.
Collateral payable associated with loans receivable, current

(in thousands)	March 31, 2023	December 31, 2022
Collateral payable - Digital assets	$241,236	$34,582
Collateral payable - Cash	28,052	29,483
Collateral payable associated with loans receivable, current	$269,288	$64,065
Collateral payable represent assets to which the Company has the right to rehypothecate.
For the three months ended March 31, 2023 and 2022, interest income related to the Company’s Loans receivable were $2.1 million and $5.7 million, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

11. PROPERTY AND EQUIPMENT
The following table represents property and equipment balances and accumulated depreciation as of the period ended March 31, 2023 and year ended December 31, 2022:

(in thousands)	March 31, 2023	December 31, 2022
Corporate assets (1)	$14,108	$13,351
Mining equipment	49,882	29,334
Mining infrastructure	69,564	67,351
Land	10,490	10,490
WIP / Construction in progress(2)	117,349	133,018
Property and equipment, gross	261,393	253,544
Less: Accumulated depreciation	(15,084)	(12,156)
Less: Impairment/Loss on disposal(3)	(53,369)	(53,369)
Property and equipment, net	$192,940	$188,019
__________________
(1)Corporate assets balances primarily relate to computer equipment, leasehold improvements, and furniture and fixtures.
(2)WIP/Construction in Progress primarily relates to mining equipment of $59.1 million and hosting infrastructure under construction of $15.2 million.
(3)Recognized in General and administrative expenses in the condensed consolidated statements of operations.
Depreciation expense of $2.9 million and $1.1 million related to property and equipment for the three months ended March 31, 2023 and 2022, respectively, is included in General and administrative expenses in the Company’s condensed consolidated statements of operations.
Impairment of mining equipment
The Company assesses mining equipment for impairment when market prices of similar equipment are below the Company's carrying value. During the year ended December 31, 2022, the Company recognized an impairment of $50.3 million in relation to its mining equipment including assets in WIP/Construction in progress. The impairment was triggered by a prolonged reduction in the value of Bitcoin, which affected the expected cash flows to be generated from the equipment. Impairment testing of assets held for use requires determination of recoverability based on estimated future cash flows and involves significant judgement. The Company estimated the future cash flows related to the mining equipment using the Bitcoin price and network difficulty as of December 31, 2022, as well as expected power cost as key inputs.
12. LEASES
Lessee
The Company enters into leases primarily for real estate, substantially all of which are used in connection with its operations.
Operating lease costs were $1.2 million and $1.1 million for the three months ended March 31, 2023 and 2022, respectively. Variable lease costs, which are included in operating lease costs, were not material for the three months ended March 31, 2023 and 2022, respectively.
Supplemental disclosures for the condensed consolidated statements of cash flows:

(in thousands)	March 31, 2023	March 31, 2022
Cash Flows from Operating Activities
Cash paid in the measurement of operating lease liabilities	$1,369	$998

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Supplemental balance sheet and other disclosures related to Operating lease right-of-use assets:

(in thousands, except lease term and discount rate)	March 31, 2023	December 31, 2022
Operating lease right-of-use assets	$12,944	$13,735
Operating lease liabilities	15,947	16,873
Weighted average remaining lease term	4.5 years	4.8 years
Weighted average discount rate(1)	10%	10%
__________________
(1)The weighted average discount rate represents the Company’s incremental borrowing rate
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of March 31, 2023:

(in thousands)	Lease liability
Year ending December 31,
2023	$5,265
2024	4,405
2025	2,915
2026	2,557
2027	2,572
2028 and beyond	3,001
Total future minimum lease payments	20,715
Less: Interest	4,768
Total lease liability	$15,947
Lessor
During the year ended December 31, 2022, the Company entered into agreements to lease mining equipment to third parties. These leases are accounted for as sales-type finance leases due to the existence of bargain purchase options. The Company receives both fixed and variable payments in relation to these leases. Revenue associated with mining leases is recognized within Income from mining in the Company’s condensed consolidated statements of operations. Expenses associated with mining leases are recognized within Mining costs in the Company’s condensed consolidated statements of operations.

(in thousands)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Revenues
Leasing income	$402	$1,650
Sales of mining equipment	—	2,965
Cost of sales
Mining equipment sales costs	—	2,453
Receivables related to the mining equipment leased are recognized within Other non-current assets in the Company’s condensed consolidated statements of financial position. The Company had a net investment in sales-type leases of $1.6 million and $2.0 million as of March 31, 2023 and December 31, 2022, respectively. The future cash receipts related to the Company’s sales-type finance leases totals $1.4 million as of March 31, 2023, and will be received through June 2023.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

13. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:

(in thousands)	March 31, 2023	December 31, 2022
Balance, beginning of period	$24,645	$24,645
Additions due to acquisitions (Note 3)	20,633	—
Balance, end of period	$45,278	$24,645
The Company recognized no impairment of Goodwill for the period ended March 31, 2023 and March 31, 2022. $20.6 million of goodwill from the GK8 acquisition made in the period ended March 31, 2023 was assigned to the Digital Infrastructure Solutions segment.
Other intangible assets
The following table represents intangible assets and accumulated amortization as of the period ended March 31, 2023 and year ended December 31, 2022:

(in thousands)	March 31, 2023	December 31, 2022
Software technology	$27,646	$7,700
Other purchased intangible assets	6,062	—
Indefinite-lived intangible asset	1,761	1,761
Intangible assets, gross	35,469	9,461
Less: Accumulated amortization	(2,891)	(2,513)
Intangible assets, net	$32,578	$6,948
The Company estimates that there is no significant residual value related to its intangible assets. The expected future amortization expense for intangible assets for the next five years is as follows:

(in thousands)	Amounts
2023	$3,403
2024	6,260
2025	6,260
2026	6,220
2027	6,194
2028 and beyond	2,480
Total future amortization expense	$30,817

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

14. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Prepaid expenses and other assets consist of the following:

(in thousands)	March 31, 2023	December 31, 2022
Prepaid expenses	$1,949	$1,711
Prepaid mining expenses	5,400	5,296
Current tax asset and tax receivable	16,127	15,462
Prepaid acquisition cost	—	5,400
Other(1)	7,962	6,001
	$31,438	$33,870
__________________
(1)Includes receivables related to non-consolidated funds management and advisory activities.
Accounts payable and accrued liabilities consist of the following:

(in thousands)	March 31, 2023	December 31, 2022
Compensation and compensation related	$9,083	$32,566
Professional fees	11,487	14,270
Payable for digital asset trades	17,288	2,557
Interest	5,965	2,342
Promissory note(1)	57,526	52,548
Accounts payable	7,818	12,532
Payable for investment purchased	—	500
Deferred revenue	250	2,020
Other	3,635	1,620
	$113,052	$120,955
__________________
(1)Promissory note with GDHI LLC. Refer to Note 20 for further information on related party transactions.

15. COMMITMENTS AND CONTINGENCIES
Leases
As of March 31, 2023 and December 31, 2022, the Company had commitments primarily under five subleases. Refer to Note 12 for further information on lease commitments.
Investment and loan commitments
As of March 31, 2023, the Company was obligated to ten portfolio companies to fund up to $85.0 million, $8.5 million of which was funded subsequent to period end. The Company has outstanding loan commitments of $120.0 million under revolving credit agreements, out of which $0 million was funded as of March 31, 2023 (Note 5).
Mining commitment
As of March 31, 2023, the Company had an obligation of approximately $4.6 million under a power purchase agreement for its mining operation in Texas. The power purchase agreement is scheduled to expire in May 2023.
Other
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. There are no stated or

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, counterparties to these transactions often provide comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of March 31, 2023 and December 31, 2022, there was no liability accrued under these arrangements.
In the ordinary course of business, the Company and its subsidiaries may be threatened with, named as defendants in, or made parties to pending and potential legal actions. Except as discussed below, the Company does not believe that the ultimate outcome of these or any outstanding matters will have a material effect upon our business, results of operations or financial condition.
We are currently in the process of responding to inquiries from U.S. regulators which, in some cases, may implicate our compliance with U.S. securities laws. In particular, members of the staff of the SEC’s Division of Enforcement have raised whether certain of the digital assets that we trade are securities and therefore such trading activities should be conducted through a registered entity. Discussions with the SEC staff are ongoing and we have not received notice stating that the staff has made a determination to recommend enforcement action to the SEC. We believe there are good defenses to any assertion that our activities implicate entity registration requirements. It is premature to predict the potential outcome of these discussions and any potential impact on our business, results of operations or financial condition.
Financial Support of GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reasonably incurred expenses in the conduct of GDH Ltd.'s business.
Tax Distributions
The LPA also allows the Company to make distributions, as and when determined by the General Partner, in its sole discretion so as to enable unit holders to pay anticipated taxes with respect to allocated Company taxable income and / or gains. Amounts distributed pursuant to the tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. The LPA provides that the value of any tax distribution made shall not exceed 25% of the Company’s market capitalization determined at the time the General Partner determines to make such distribution.
The General Partner did not make any distributions during the quarter ended March 31, 2023. Subsequent to March 31, 2023, a distribution of $22.4 million was approved in April 2023.
In December 2021, the Company contributed approximately $523.0 million into wholly-owned subsidiaries through which the Company is operating Bitcoin mining activities and exploring ways to operate other qualified cryptocurrency and blockchain related activities in qualified opportunity zones. The qualified opportunity zone program was established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide, and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements. In December 2026, the Company will be required to recognize capital gains on 90% of the contributed amount for U.S. Federal tax purposes, which will be allocated to its partners in accordance with their ownership interests at that time. As such depending on facts and circumstances at that time, the Company may be required to make additional tax distributions to its partners, including GDH Ltd.
Unfunded Commitments to Variable Interest Entities (VIEs)
Refer to Note 16 for further information on VIEs.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

16. VARIABLE INTEREST ENTITIES
Consolidated Sponsored Investment Funds
As a result of a reduction of ownership percentage or amendments to the underlying partnership agreements, as of March 31, 2023 and December 31, 2022, the Company did not consolidate any of its sponsored investment funds. Prior to December 31, 2022, the Company controlled and consolidated certain managed funds.
Net income / (loss) attributable to redeemable noncontrolling interests (i.e., the portion not attributable to the Unit holders of Company) is identified in the Company’s condensed consolidated statements of operations. Income / (loss) attributable to redeemable noncontrolling interests is not adjusted for income taxes for consolidated sponsored investment funds that are treated as pass-through entities for tax purposes. Net gain / (loss) related to consolidated VIEs is presented in the following table:

(in thousands)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Net gain / (loss) on consolidated VIEs	$—	$(29,642)
Net income / (loss) attributable to NCI on consolidated VIEs	$—	$(13,411)
Non-consolidated Sponsored Investment Funds & Other VIEs
The Company also holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled but were subsequently deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for investments in non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income in Net gain on investments in the condensed consolidated statements of operations. NAV was utilized as the practical expedient to fair value. See Note 8 for further information.
Similar to the consolidated VIEs, the Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of period end.

	March 31, 2023			December 31, 2022
(in thousands)	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Non-Consolidated Sponsored Investment Funds	$151,154	$70,000	$221,154	$141,439	$69,169	$210,608
Other VIE’s	116,558	15,014	131,572	98,400	14,481	$112,881
Total	$267,712	$85,014	$352,726	$239,839	$83,650	$323,489
17. LOANS AND NOTES PAYABLE
Loans payable
In the ordinary course of business the Company may borrow fiat currency, such as US dollars, to facilitate digital asset trading and lending activity. For the majority of these loans, there is no set repayment term and the Company can prepay without penalty.

(in thousands)	March 31, 2023	December 31, 2022
Loans payable	$3,058	$—

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

For the three months ended March 31, 2023 and 2022, interest expense related to the Company’s Loans payable were $0 and $0.7 million, respectively.
The Company did not post any collateral in associate with its Loans payable as of March 31, 2023 or December 31, 2022.
Notes payable
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% exchangeable notes (the “Exchangeable Notes”). The Exchangeable Notes will mature and the aggregate principal amount is due in 2026, unless earlier exchanged, redeemed or repurchased. Interest on the Exchangeable Notes is payable semi-annually. There was no discount or premium associated with the notes. The Exchangeable Notes had an initial exchange rate of 7,498.2210 ordinary Shares per US$250,000 principal amount, which may be adjusted subject to certain events. Subject to the satisfaction of certain conditions and certain periods, holders of the Exchangeable Notes may opt to exchange them for shares, at the Company’s election, or in cash, or a combination of thereof. All Exchangeable Notes issued are subject to certain selling and transfer restrictions set forth in each investor’s note purchase agreement and as set forth in the indenture that governs the Exchangeable Notes.
The Company determined that the conversion feature represented a derivative financial instrument embedded in the Exchangeable Notes. The conversion feature was recorded at fair value as a discount to the value of the Exchangeable Notes as of inception date. Accordingly, the Company recorded an aggregate initial discount of $71.0 million for the fair value of the derivative liability. The difference between the proceeds allocated to the convertible instrument at issuance and the fair value of the conversion feature was allocated to the host contract. The Exchangeable Notes and the associated derivative liability are shown as Notes payable in the Company’s condensed consolidated statements of financial position. As of March 31, 2023 and December 31, 2022, the total amount for Notes payable was $389.2 million and $384.5 million, respectively, and the gain / (loss) recognized in the Company’s consolidated statement of operations for the three months ended March 31, 2023 and 2022 was ($1.3 million) and $6.5 million, respectively. The unamortized debt issuance cost as of March 31, 2023 and December 31, 2022 was $9.2 million and $9.7 million, respectively.
On initial recognition, debt issuance costs of $13.4 million were recognized as a reduction of Notes payable and are being accreted over the term of the debt. The interest expense from the Exchangeable Notes for the three months ended March 31, 2023 and 2022 was $6.7 million and $7.3 million, respectively, including coupon interest expense of $3.3 million and $3.8 million, respectively. The effective interest rate on the Exchangeable Notes is 7.0%.
18. EQUITY
Issued Unit holders’ Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)GDH LP Class A Units, which are subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. subsidiary, GDH Intermediate LLC; and
(2)GDH LP Class B Units, all of which are held by GGI, employees of GDH LP as part of the GDH LP employee compensation plan and certain former shareholders.
The GDH LP Class A Units and GDH LP Class B Units rank pari passu to all distributions from GDH LP.
Under the terms of the LPA, GDH LP Class B Units will be exchangeable for GDH Ltd. shares on a one-for-one basis subject to certain limitations and customary adjustments for stock splits, stock dividends and other similar transactions. On receipt of a request to exchange, the Company or the General Partner will cancel the Class B Units and will cause GDH Ltd. to issue ordinary shares. In addition, GDH LP will issue Class A Units to GDH Ltd. for the same amount of ordinary shares issued by GDH Ltd. Alternatively at the election of GDH LP, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The business of GDH LP is conducted by its General Partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Company has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.
Private Investment in Public Equity (“PIPE”)
On November 12, 2020, GDH Ltd. closed a PIPE of $50 million of aggregate gross proceeds. As part of the PIPE, GDH Ltd. issued 19,070,000 shares and 4,767,500 warrants. Each warrant was exercisable into an ordinary share of GDH Ltd. for a term of two years from the date of issuance at an exercise price of C$8.25. Under the terms of the LPA, the Company will issue a Class A Unit for each GDH Ltd. common share issued and any liability associated with the warrant will be pushed down to the Company. The gain recognized in the Company’s condensed consolidated statements of operations for the three months ended March 31, 2022 was $2.5 million. All the warrants expired in November 2022.
Issued Capital
Class A Units
During the three months ended March 31, 2023 and March 31, 2022, the Company issued 30,121 and 85,388 Class A Units, respectively, to GDH Ltd. on exchange of Class B Units, exercise of stock options, restricted share units vesting and as a result of the warrant exercise.
Ordinary share repurchase and cancellations
On May 16, 2022, GDH Ltd. announced that the TSX approved the Company's plan to commence a normal course issuer bid (a "Bid") to purchase up to 10,596,720 ordinary shares (10% of the Company's public float as of May 10, 2022).
GDH Ltd. began repurchasing shares on May 18, 2022. The Company completed its normal course issuer bid program on October 24, 2022. As of December 31, 2022, GDH Ltd. repurchased a total of 10,596,720 shares for a total cost of $53.3 million. All repurchased shares of GDH Ltd. and the equivalent number of Class A Units in the Company were cancelled.
Class B Units
During the periods ended March 31, 2023 and March 31, 2022, 30,121 and 30,000 Class B Units were exchanged for ordinary shares of GDH Ltd.
As of March 31, 2023 and December 31, 2022, there were 104,216,660 and 104,811,539 Class A Units outstanding, respectively, and 215,913,248 and 215,943,369 Class B Units outstanding, respectively. The change during the three months ended March 31, 2023 was due to exchanges of Class B Units for ordinary shares of GDH Ltd. (and into Class A Units of GDH LP).
Distributions
There was no tax-related distribution paid during the quarters ended March 31, 2023 or March 31, 2022. In the second quarter of 2023, GDH LP declared additional tax distributions of $22.4 million. A majority of the recipients of the distributions are related parties. See Note 20 for further information on related party transactions.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

19. EQUITY BASED COMPENSATION
Equity based compensation
The Company has awarded compensatory Class B Units, stock options and restricted stock to eligible officers and employees. For the three months ended March 31, 2023 and 2022, equity based compensation expense was recognized as follows:

	Three Months Ended
(in thousands)	March 31, 2023	March 31, 2022
Stock options	$4,565	$7,871
Restricted Stock (Restricted Stock and Restricted Stock Units)	13,343	12,532
Compensatory Class B Unit Awards
Standard Units	—	—
Profit Interest Units	360	195
	$18,268	$20,598
Equity Plan
The Company has granted stock options to employees, officers, directors and consultants of the Company under the GDH Ltd. stock option plan (the “Plan”), subject to the approval of the board of directors of GDH Ltd. In addition, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and will be subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the Plan is fixed at 45,565,739 shares of GDH Ltd. Following the approval of the Long Term Incentive Plan, the Company no longer make grants under the Plan and future grants will be made from the Long Term Incentive Plan. The Plan reserve has been rolled over into the Long Term Incentive Plan.
Long Term Incentive Plan
In May 2021, the Board of Directors of GDH Ltd. approved the GDH Ltd. Long Term Incentive Plan (“LTIP”) to grant stock options, stock appreciation rights, restricted stock, and share units in the form of restricted share units and/or performance share units) to employees, officers, and consultants of GDH Ltd. and its affiliates and deferred share units to non-employee directors of GDH Ltd. and non-employee managers of the board of managers of the General Partner. Under the LTIP Plan, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the LTIP typically have a term not to exceed five years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the LTIP. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the LTIP is fixed at 48,290,478 shares of GDH Ltd.
Non-Treasury Plan
In May 2021, the Board of Directors of the Company approved the GDH Ltd. Non-Treasury Share Unit Plan (“Non-Treasury Plan”) as a supplement to the LTIP under which grants are settled solely in cash. Share units are restricted share units or performance share units.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Stock Options
A summary of the Company’s stock option activity under the Plans, including stock options with performance based conditions, is set forth in the following table:

Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted-Average Remaining Terms (Years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2021	30,413,345	$7.64	3.43	$366,012
Granted	1,565,000	19.63
Exercised(1)	(2,627,053)	2.68
Forfeited	(1,698,749)	11.26
Balance, December 31, 2022	27,652,543	8.56	2.62	9,594
Granted (1)	8,928,780	6.22
Stock options replaced by replacement awards	(1,875,000)	23.08
Exercised(2)	(49,733)	2.02
Forfeited	(5,706,166)	7.54
Balance, March 31, 2023	28,950,424	$7.11	4.04	$16,809
Vested and expected to vest as of March 31, 2023	28,950,424	$7.11	4.04	$16,809
Options exercisable as of March 31, 2023	14,228,561	$5.60	1.99	$11,096
Vested and expected to vest as of December 31, 2022	27,652,543	$8.56	2.62	$9,594
Options exercisable as of December 31, 2022	14,180,883	$4.66	2.06	$8,135
__________________
(1)Includes stock options granted due to stock option modification.
(2)Represents stock options exercised during the quarter but not settled until April 2023, due to a blackout period.

The weighted average grant date fair value of options granted to employees was $1.80 and $10.86 per share for the periods ended March 31, 2023 and December 31, 2022, respectively. The total intrinsic value of the 49,733 and 2,627,053 options exercised during the period ended March 31, 2023 and December 31, 2022 was $0.1 million and $19.0 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the stock option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the GDH Ltd.’s ordinary shares on March 31, 2023 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2023.
Modification of stock options previously granted
Effective March 29, 2023, certain outstanding stock option awards were modified reducing the number of options and exercise price. Previously granted options of 1,875,000 were reduced to 1,500,000 options, and the exercise price of the modified awards was reduced to C$6.75. The incremental fair value of the replacement awards will be recognized over the modified vesting period. The impact to the period ended March 31, 2023 was not material.
As of March 31, 2023, the total unamortized stock-based compensation expense related to the stock options was $66.9 million, which will be recognized over a weighted-average period of approximately 2.6 years.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Stock Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:

Inputs to the Black-Scholes Model	March 31, 2023	December 31, 2022
Share price	C$4.05	C$4.83 - C$20.40
Exercise price	C$4.19-C$6.75	C$5.39 - C$21.30
Expected term (in years)	5	5
Expected volatility	85%	98% - 120%
Risk-free interest rate	2.91%	2.48% - 3.00%
Dividend yield	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Share price.     The closing price of GDH Ltd. shares on the respective grant dates was used.
Expected Term.     Full term of the options was used as the expected term.
Expected Volatility.     In estimating the expected volatility of the underlying stock price, the Company considered historical volatility of GDH Ltd.’s shares, implied volatility from traded options, volatility of comparable companies, and industry indices.
Risk-free Interest Rate.     The risk-free interest rate was calculated by interpolating government bond yields over the expected terms of the respective option grants.
Dividend Yield.     GDH Ltd. has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The following table summarizes the activity related to the compensatory Class B Units during the respective periods:

Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2021	14,890,203	$1.81
Granted/ Transferred	—	—
Exchanged	(4,097,259)	1.98
Forfeited	—
Balance, December 31, 2022	10,792,944	1.49
Granted/ Transferred	—	—
Exchanged	—	—
Forfeited	—	—
Balance March 31, 2023	10,792,944	$1.49
Class B Units exercisable, March 31, 2023 and December 31, 2022	10,762,492	$1.48
No compensatory Class B units vested during the three months ended March 31, 2023. The fair values of units vested during the period ended December 31, 2022 was $1.8 million. As of March 31, 2023, the total unamortized stock-based compensation expense related to the Class B Units was $0.5 million, which the Company expects to recognize over a weighted-average period of approximately 0.94 years.
Standard Units valuation assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GDH Ltd. shares on the date of grant.
Profits Interest Units valuation assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up”, such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
There were no Class B units granted during the period ended March 31, 2023.
Restricted Share Units
During three months ended March 31, 2023, the Company granted 4,311,674 restricted share units. The restricted share units vest over approximately 4 years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The following table summarizes the activity related to Restricted Share Units during the respective periods:

Description	Number of Units(1)	Weighted Average Grant Price (C$)
Balance, December 31, 2021	7,833,659	$23.32
Granted	6,718,554	18.13
Exercised	(1,425,013)	22.99
Forfeited	(1,664,283)	22.04
Balance, December 31, 2022	11,462,917	20.50
Granted	4,311,674	4.11
Exercised	(1,213,324)	21.47
Forfeited/ Cancelled	(1,042,619)	21.36
Balance, March 31, 2023	13,518,648	$15.12

Units vested as of March 31, 2023	1,472,392	$21.48
Units vested as of December 31, 2022	1,463,456	$22.92
__________________
(1)Includes deferred share units granted to the directors as part of annual compensation.
As of March 31, 2023, there was $114.6 million of unamortized stock-based compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 2.37 years.
During the three months ended March 31, 2023, the Partnership granted 290,438 restricted share units under the Non-Treasury Share Unit Plan which will be settled in cash. The restricted share units vest over three to four years with varying vest schedules and had a fair value of $0.9 million at grant date. The outstanding liability related to cash settled units as of March 31, 2023 was $1.5 million.
During the three months ended March 31, 2023, the Company granted 299,151 Stock Appreciation Rights ("SARs") under the LTIP which will be settled in cash. These SARs vest over three years and had a weighted average grant date fair value of $0.5 million. The outstanding liability as of March 31, 2023 related to the SARs was not material.
20. RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and its key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.
Compensation of directors and officers
Director and officer compensation as of March 31, 2023 and March 31, 2022 includes nine and twelve individuals respectively, consisting of officers, former officers and certain employees, who are considered to have decision making authority. Compensation provided to key management personnel for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended
(in thousands)	March 31, 2023	March 31, 2022
Base compensation and accrued bonuses(1)	$1,474	$6,739
Benefits	143	123
Equity based compensation	5,992	6,745
Total	$7,609	$13,607

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

__________________
(1)As of March 31, 2023, amounts include approximately $0.7 million of accrued bonuses within accounts payable and accrued liabilities.
GDH LP, an operating partnership, is managed by the board of managers and officers of the General Partner, Galaxy Digital Holdings GP LLC. Director fees, including equity based compensation provided to the directors was $0.3 million and $0.2 million for the three months ended March 31, 2023 and March 31, 2022, respectively.
Distributions
There was no tax-related distribution paid during the quarters ended March 31, 2023 and March 31, 2022. In April 2023, the General Partner approved a pro rata tax-related distribution of $22.4 million. A majority of the recipients of the distributions are related parties.
Sublease
Galaxy Investment Partners LLC, which has leased office space located on the 8th floor of 107 Grand Street, New York, New York 10013, subleased to Galaxy Digital Services to occupy the 8th floor on the same terms as the master lease. During the year ended December 31, 2022, the Company exited the premises prior to the conclusion of the sublease term. The Company will make payments on the lease through June 2023 and has an associated lease liability of $1.1 million and $1.3 million as of March 31, 2023 and December 31, 2022, respectively.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances may not be subject to performance fees. The fair value of such investments aggregated to $9.4 million and $8.5 million as of March 31, 2023 and December 31, 2022, respectively.
Transactions with GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reimbursable expenses of GDH Ltd. For the three months ended March 31, 2023 and 2022, the Company paid or accrued $0.7 million and $0.7 million, respectively, on behalf of GDH Ltd., which has been included in general and administrative expenses.
On April 14, 2022 the Company entered into a Promissory Note (the “Promissory Note”) with GDH Intermediate LLC (“GDHI LLC”), a subsidiary of GDH Ltd. Under the terms of the Promissory Note, the Company can request that GDHI LLC make advances to the Company from time to time, fulfillment of which is in GDHI LLC’s sole and absolute discretion. As of March 31, 2023, GDHI LLC has advanced $57.5 million to the Company.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a rate per annum equal to 7.0%. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that the amount of any such interest payment be capitalized and increase the principal amount of the Promissory Note in lieu of being paid in cash. As of March 31, 2023, the interest payable on the Promissory Note was $0.9 million. The Promissory Note will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable on December 31, 2024, unless extended by GDHI LLC.
As at March 31, 2023, the Company had $55.8 million in net payables to GDH Ltd. primarily for the aforementioned Promissory note offset by receivables for warrant and stock option exercises. As of December 31, 2022, the Company had $45.2 million net payable to GDH Ltd.
Other related party transactions
The Company’s CEO serves as a co-chairman of the board for Candy Digital Inc. in which the Company made an investment during 2021 resulting in the two entities becoming related parties. As of March 31, 2023 and December 31, 2022, the Company had investments in the company with a value of $29.3 million and $16.2 million, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The Company has a sub-advisory arrangement with a beneficial owner of GDH Ltd. which invests in certain funds managed by the Company. Such sub-advisory arrangements have been entered into with, or advised by, Galaxy Asset Management in its capacity as an investment advisor registered under the Advisers Act. For the three months ended March 31, 2023 and 2022, the advisory fees were $0.2 million and $0.4 million, respectively.
The CEO of the Company, through an entity which he controls, owns a private aircraft that the Company uses for business purposes in the ordinary course of operations, on terms that are advantageous to the Company. The CEO paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the three months ended March 31, 2023 and March 31, 2022, the Company incurred $0.4 million and $0.5 million, respectively for such use negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022.
In addition, we have from time to time made use of the CEO’s private boat to host corporate meetings and for other business purposes in the ordinary course of the Company’s operations, on terms that are advantageous to us. The CEO paid for the purchase of this boat with his personal funds and has borne most of the operating, personnel and maintenance costs associated with its operation and use, while the Company paid for the cost of any food and beverage consumption and a portion of operating fees. During the three months ended March 31, 2023, the Company incurred $0.06 million in relation to this boat. During the three months ended March 31, 2022, the Company did not reimburse the CEO for its use of this boat.
In connection with the receipt of surety bonds for the purpose of a subsidiary of the Company’s state money transmission licenses, GGI agreed to act as indemnitor, along with the Company, at the request of the insurers. The Company was liable to GGI for fees of $0.35 million for the indemnity through March 31, 2023, which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. The Company will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
Prior to joining the GDH Ltd.’s board in September 2021, the current chairman of the GDH Ltd.’s board entered into a consulting agreement with the Company in April 2021. Under the terms of the consulting agreement, the chairman was engaged to provide professional services to the Company for a period of three years beginning on September 1, 2021. In 2021, the chairman received 1,500,000 RSUs and 500,000 options under the LTIP in connection with the consulting agreement. The equity based compensation related to this grant for the quarter ended March 31, 2023 and March 31, 2022 was $2.9 million and $2.8 million, respectively.
In February 2023, the Company entered into a consulting agreement with a board member of GDH Ltd. The Company paid $0.2 million under this agreement during the quarter ended March 31, 2023.
21. REPORTABLE SEGMENTS
The Company manages and reports its activities in the following operating businesses: Global Markets, Asset Management and Digital Infrastructure Solutions. In the first quarter of 2023, the Company began managing and reporting activities in these three operating businesses consistent with changes in our operations, from organic growth and recent acquisitions, and our management structure. Prior periods are presented on a comparable basis. In determining the Company’s segment structure, the Company considered the basis on which the chief operating decision-maker, as well as other members of senior management, review the financial and operational performance of the Company.
Global Markets
The new Global Markets segment is comprised of the Company's proprietary and counterparty trading activities, lending, as well as advisory and capital market activities. It combines activities that were previously included in the Trading and Investment Banking segments. The Global Markets segment generates revenue primarily from fee income and principal trading. It includes realized and unrealized gains and losses on digital assets and certain equity investments.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Asset Management
The former Principal Investments segment was merged into the legacy Asset Management segment. The new Asset Management segment manages investments in the digital asset ecosystem both on behalf of the Company and external limited partners. The segment generates management and performance-based fee revenue. Management fees generated off the Company's principal investments are eliminated in the Corporate & Other segment. Realized and unrealized gains and losses on the Company’s principal investments were included in this segment.
Digital Infrastructure Solutions
The Digital Infrastructure Solutions segment includes the Company’s investment in emerging and crypto-native technologies. In addition to the Company’s mining operation, the Digital Infrastructure Solutions segment includes the GK8 custody technology business acquired in February 2023, and validator staking services. Commissions generated off the Company’s proprietary digital assets are eliminated in the Corporate & Other segment.
Corporate and Other consists of the Company’s unallocated corporate overhead, other unallocated costs not identifiable to any of the three reportable segments, and eliminations of intersegment transactions as required for consolidation. Transactions between segments are based on specific criteria or approximate third party rates.
Compensation and compensation related expenses, including stock based compensation expenses, in the Company’s segments reflect, among other factors, the overall performance of the Company, as well as the performance of individual businesses. Consequently, net income in one segment may be significantly affected by the performance of other segments.
Assets and liabilities by each of the reportable segments as of March 31, 2023 are as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Total assets	$1,956,468	$582,353	$283,302	$70,265	$2,892,388
Total liabilities	$790,577	$1,534	$5,991	$548,631	$1,346,733
Assets and liabilities by each of the reportable segments as of December 31, 2022 are as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Total assets	$1,488,407	$535,864	$232,794	$81,826	$2,338,891
Total liabilities	$354,971	$886	$23,820	$543,020	$922,697

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Income and expenses by each of the reportable segments for the three months ended March 31, 2023 is as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Revenues
Digital assets sales revenue	$24,324,929	$—	$—	$—	$24,324,929
Lending and staking income	9,092	1,469	—	—	10,561
Fee income	2,242	4,902	7,748	(621)	14,271
Net gain / (loss) on digital assets	(93,011)	8,255	—	—	(84,756)
Net gain on investments	40,999	34,152	3,243	—	78,394
Net gain on derivatives trading	55,084	1,541	—	—	56,625
Income from proprietary mining	—	—	2,417	—	2,417
Net revenues	24,339,335	50,319	13,408	(621)	24,402,441
Cost of revenues
Digital assets sales cost	23,432,704	—	—	—	23,432,704
Impairment of digital assets	761,675	—	—	—	761,675
Borrowing costs	4,192	—	—	—	4,192
Mining costs	—	—	6,070	—	6,070
Total cost of revenues	24,198,571	—	6,070	—	24,204,641
Operating expenses	33,799	14,734	8,532	22,715	79,780
Other income / (expense)
Net unrealized loss on notes payable – derivative	—	—	—	(1,305)	(1,305)
Other income / (expense), net	(104)	(68)	48	148	24
Total other income / (expense)	(104)	(68)	48	(1,157)	(1,281)
Net income / (loss) for the period, before taxes	$106,861	$35,517	$(1,146)	$(24,493)	$116,739
Income tax expense	—	—	—	5,060	5,060
Net income / (loss) for the period	$106,861	$35,517	$(1,146)	$(29,553)	$111,679
Net income / (loss) attributable to Galaxy Digital Holdings LP	$106,861	$35,517	$(1,146)	$(29,553)	$111,679

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

Income and expenses by each of the reportable segments for the three months ended March 31, 2022 is as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Revenues
Digital assets sale revenue	$23,339,685	$372,162	$—	$—	$23,711,847
Lending and staking income	14,615	20	—	—	14,635
Fee income	7,963	3,862	4,576	—	16,401
Net gain / (loss) on digital assets	275,563	(27,721)	—	—	247,842
Net gain / (loss) on investments	(6,927)	1,780	(2,014)	—	(7,161)
Net gain on derivatives trading	81,977	—	—	—	81,977
Income from proprietary mining	—	—	6,738	—	6,738
Net revenues	23,712,876	350,103	9,300	—	24,072,279
Cost of revenues
Digital assets sales cost	22,213,994	190,155	—	—	22,404,149
Impairment of digital assets	1,580,901	12,447	—	—	1,593,348
Borrowing costs	12,480	—	—	—	12,480
Mining costs	—	—	3,592	—	3,592
Total cost of revenues	23,807,375	202,602	3,592	—	24,013,569
Operating expenses	28,812	15,584	3,490	44,191	92,077
Other income / expense
Change in fair value of warrant liability	—	—	—	2,521	2,521
Unrealized gain on notes payable - derivative	—	—	—	6,493	6,493
Other income / (expense), net	2,237	726	(48)	(4)	2,911
Total other income / (expense)	2,237	726	(48)	9,010	11,925
Net income / (loss) for the period, before taxes	$(121,074)	$132,643	$2,170	$(35,181)	$(21,442)
Income tax expense	—	—	—	(6,119)	(6,119)
Net income / (loss) for the period	$(121,074)	$132,643	$2,170	$(29,062)	$(15,323)
Net loss attributable to redeemable noncontrolling interests	—	(13,411)	—	—	(13,411)
Net income / (loss) attributable to Galaxy Digital Holdings LP	$(121,074)	$146,054	$2,170	$(29,062)	$(1,912)
22. RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to a variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The Company lends digital assets to third parties. On termination of a loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of bankruptcy of the borrower, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity. The Company sells its offerings to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of March 31, 2023 and December 31, 2022 no individual customer accounted for 10% or more of net accounts receivable. During the three months ended March 31, 2023 and March 31, 2022, two digital asset trading platforms accounted for 64% and 50% of revenue, respectively. As of March 31, 2023, three counterparties accounted for 77% of the Company’s Loans receivable and Digital assets loan receivable, and as of December 31, 2022, two counterparties accounted for 69% of the balance.
The Company conducts digital asset trades using both direct principal to principal transactions with counterparties and through centralized or decentralized digital asset trading platforms. Digital assets held on trading platforms are subject to operational control of the platform operators, and could potentially be lost or impaired due to fraud or negligence of the platform operators. The Company mitigates this risk by performing regular reviews of each digital asset trading platform it transacts on, distributing its digital assets across multiple different trading platforms to reduce concentration risk, and holding assets in self-custody where appropriate. As of March 31, 2023, approximately 49% of the Company’s digital assets are held on digital asset trading platforms. Two digital asset trading platforms each held more than 10% of the Company’s digital assets as of March 31, 2023, holding approximately 17% and 14%, respectively.
The Company operates a growing digital asset mining business. The Company utilizes both third party hosting providers and is constructing its own hosting facility. The facilities are subject to operational risks including managing power costs and maintaining uptime, some of which are outside of the Company’s control. As of March 31, 2023, the Company’s largest hosting services provider was Blockstream Inc., which hosted the majority of the Company’s mining equipment in operation. The Company is seeking to diversify its mining operation by securing additional hosting capacity and constructing its own hosting facility. See Note 24 for discussions of subsequent events pertaining to the Company’s arrangement with Blockstream Inc. and acquisition of the Helios facility.
The regulatory environment related to digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions which impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how the Company manages to conduct its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Company’s investments, digital assets and market events; and diversifying the Company’s business strategy as well as its investment portfolio within the constraints of the Company’s investment objectives.
23. INCOME TAXES
The Company’s provision for income taxes was an expense of $5.1 million and benefit of $6.1 million for three months ended March 31, 2023 and 2022, respectively. These amounts reflect effective tax rates of 4.33% and 28.54% for the three months ended March 31, 2023 and 2022, respectively.

Galaxy Digital Holdings LP
Notes to the Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2023 and 2022
(Expressed in US Dollars—unaudited)

The effective income tax rate of 4.33% for the three months ended March 31, 2023 was generally higher than the Cayman Island statutory rate of 0.0% due to the entity level UBT tax imposed by New York City and higher tax rates in certain jurisdictions where the Company’s foreign corporate subsidiaries operate. The effective income tax rate for three months ended March 31, 2023 was generally lower than the effective income tax rate for the three months ended March 31, 2022, primarily due to changes in the jurisdictional mix of earnings.
The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is “more likely than not” to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. There were no material changes to the Company’s uncertain tax positions for the three months ended March 31, 2023. Neither the Company, nor any of its foreign corporate subsidiaries, are subject to income tax examination in any jurisdiction in which they operate for any years prior to 2019.
24. SUBSEQUENT EVENTS
On May 26, 2023, GDH Ltd. announced that the TSX has approved its plan to commence a normal course issuer bid (a “Bid”) to purchase up to 10,056,193 ordinary shares (10% of GDH Ltd.’s public float as of May 19, 2023). As of the date of this filing, the Company has not repurchased any shares under the plan.

Report of Independent Registered Public Accounting Firm
To the Board of Managers of Galaxy Digital Holdings GP LLC in its capacity as general partner of
Galaxy Digital Holdings LP:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Galaxy Digital Holdings LP and subsidiaries (the Partnership) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Evaluation of the existence of and rights to digital assets
As discussed in Note 4 to the consolidated financial statements, the Partnership recognizes a variety of digital assets on its consolidated statement of financial position. Digital assets that are financial assets are measured at fair value. Digital assets that are indefinite-lived intangible assets are recorded at cost, less any impairment losses incurred. As of December 31, 2022, the carrying values of the Partnership’s digital intangible assets and digital financial assets were $362.4 million and $199.6 million respectively.

We identified the evaluation of the existence of and the Partnership’s rights to the digital assets, including the risk that the Partnership’s digital assets may not be owned by the Partnership or may be subject to unauthorized on blockchain transfers to third parties, as a critical audit matter. A high degree of auditor judgment was involved in determining the nature and extent of the procedures performed and audit evidence obtained to assess the existence of and the Partnership’s rights to the digital assets.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the existence of and the Partnership’s rights to the digital assets. We also tested the operating effectiveness for certain of these internal controls. We obtained confirmations of the Partnership’s digital assets held with certain third parties as of December 31, 2022 and compared the results of the confirmations to the Partnership’s records. We also compared the Partnership’s records of certain digital asset balances and transactions to the records on public blockchains using software audit tools. We obtained and assessed relevant documentation to support that the digital assets as of December 31, 2022 were owned by the Partnership. For a selection of on blockchain transfers to third parties, we obtained and assessed evidence that the transaction was appropriately authorized and recorded by the Partnership. We evaluated the nature and extent of audit evidence obtained by assessing the results of procedures performed over the digital assets.
Assessment of fair value of investments
As discussed in Notes 7, 8, and 9 to the consolidated financial statements, the Partnership held investments of $588.6 million as of December 31, 2022, a portion of which represented investments measured using the market approach valuation method with one or more significant unobservable inputs on a recurring basis or as a result of impairment recognition.
We identified the assessment of the fair value measurement of the investments measured using the market approach valuation method with one or more significant unobservable inputs as a critical audit matter. There was a high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment involved in the assessment due to significant measurement uncertainty. Specifically, the assessment involved evaluating significant unobservable inputs used in these fair value estimates, such as relevance of prior transactions, marketability and control discounts, volatility, and enterprise value-to-revenue multiples.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Partnership’s measurement of the investments measured using the market approach valuation method with one or more significant unobservable inputs, including controls related to the review of significant unobservable inputs. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the fair value measurement for a selection of these investments through developing an independent estimate of the fair value of the investment and comparing the results of our estimate of fair value to the Partnership’s fair value measurement. As part of this independent estimate, the valuation professionals developed independent pricing inputs.
Assessment of mining equipment for impairment
As discussed in Notes 2 and 11 to the consolidated financial statements, the Partnership’s mining equipment, including those in work in process, was $90.8 million of the total $188.0 million property and equipment balance. The Partnership reviews mining equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of mining equipment is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the mining equipment. If such equipment is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the mining equipment exceeds the fair value. The significant assumptions used in the measurement of impairment includes bitcoin price, network difficulty, power costs and the market price used to estimate the fair value of mining equipment.
We identified the assessment of mining equipment for impairment as a critical audit matter. There was a high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment involved in the impairment assessment due to the complexity and significant measurement uncertainty. Specifically, the assessment involved evaluating significant assumptions used to estimate (a) the undiscounted cash flows expected to result from the use and eventual disposition of the mining equipment, specifically the bitcoin price, network difficulty, and power costs and (b) the market price used to estimate the fair value of the mining equipment. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We performed sensitivity analyses on significant assumptions used in the calculation of undiscounted cash flows expected to result from the use and eventual disposition of the mining equipment. We involved valuation professionals with specialized skills and knowledge who assisted in: (1) evaluating the Partnership’s impairment methodology for compliance with U.S. generally accepted accounting principles, (2) evaluating the Partnership’s bitcoin price and network difficulty by comparing the selected assumptions against a range that was independently derived using publicly available data for other bitcoin network participants, (3) evaluating the Partnership’s power costs by comparing the selected assumption against an average power cost range that was independently derived using publicly available data and (4) evaluating the appropriateness of the Partnership’s fair value used to calculate impairment by comparing the Partnership’s fair value against a range independently derived using publicly available data.
We also evaluated the sufficiency of audit evidence obtained related to the impairment assessment of mining equipment by evaluating the cumulative results of the audit procedures and potential bias in the accounting estimate.

/s/ KPMG LLP
We have served as the Partnership’s auditor since 2021.
New York, New York
August 10, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Managers of
Galaxy Digital Holdings GP LLC in its capacity as general partner of Galaxy Digital Holdings LP
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of operations, changes in equity, and cash flows for the year ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”) of Galaxy Digital Holdings LP and its subsidiaries (together, the “Company”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the December 31, 2020 audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Classification and Measurement of Digital Assets
As described in notes 2, 4 and 5 to the consolidated financial statements, the Company accounted for Digital Assets based on the nature of the asset and how the asset is held. The Company’s core operations were in cryptocurrency activities, specifically engaging in investment opportunities through various mechanisms such as trading, futures, and brokerage arrangements. These activities were in an industry for which the accounting guidance is still developing and therefore requires significant judgment by management to determine how the activities of the Company and the holdings of Digital Assets should be classified and consequently measured and reported on the consolidated financial statements.

The principal considerations for our determination that performing procedures relating to the classification and measurement of Digital Assets is a critical audit matter are (i) the significant judgment by management in determining the nature of the asset holdings, given the limited relevant accounting guidance, which in turn led to (ii) significant auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assessment of the classification and the measurement of Digital Assets.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, evaluating the appropriateness of management’s assessment of nature of the asset and how the asset was held for classification, evaluating the contractual terms identified in the underlying white papers and/or agreements with counterparties that the Company transacts with and technical information about the concept associated with the Digital Asset.
Valuation, Completeness, Existence and Rights and Obligations of: Digital Intangible Assets, Digital Assets Loan Receivable, Net of Allowance, Assets Posted as Collateral, Derivative Assets, Digital Assets Receivable, Derivative Liabilities, Digital Assets Borrowed and Collateral Payable – (collectively, the cryptocurrency assets and liabilities)
As described in notes 2, 3, 4, 5, 8 and 9 the Company’s activities resulted in cryptocurrency assets and liabilities held or custodied at various exchanges, counterparties, and or in digital cold wallets.
The principal considerations for our determination that performing procedures relating to the valuation, completeness, existence and rights and obligations of the cryptocurrency assets and liabilities is a critical audit matter are (i) the significant judgment by management about how the assets are custodied as the Company transacts with various exchanges; several of which were largely unregulated, which in turn led to (ii) significant auditor judgment, subjectivity and effort in performing procedures to address the risk of fraud given the anonymity of the transactions and lack of regulation across certain exchanges to demonstrate that adequate know-your-client and anti-money laundering protocols were in place. In addition, there was a high degree of auditor judgment in evaluating management’s assessment of the principal market to support the valuation of the cryptocurrency assets and liabilities.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the internal controls including information technology general controls over certain of the Company’s trading operations applications, transferring a sample of cryptocurrency assets to newly created digital wallets, testing detailed reconciliations from the date of the transfer and for the year, obtaining confirmations from certain exchanges and/or counterparties for a sample of cryptocurrency assets and liabilities, and evaluating the appropriateness of management’s assessment of the principal market. Professionals with specialized skills and knowledge were used to assist in testing management’s process, including internal and information technology general controls.
Completeness, Occurrence and Accuracy of Revenues and Costs of Revenues
The Company recorded revenues of $16.0 billion at the year-end with the corresponding total costs of revenues of $15.4 billion. Revenues and corresponding costs were consistent with the nature of the asset and how the asset is held.
The principal considerations for our determination that performing procedures relating to the completeness, occurrence and accuracy of revenues and costs of revenues is a critical audit matter are (i) the Company transact with exchanges that are largely unregulated, and (ii) the significant judgment by management whether the Company was principal in certain arrangements, had control of the digital asset, had custody, and/or had legal right of offset, which in turn led to (iii) significant auditor judgment, subjectivity and effort in performing procedures to address the risk of fraud given the anonymity of the transactions and use of largely unregulated exchanges, specifically that a transaction occurred, and that all transactions were completely and accurately recorded.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the internal controls including information technology general controls over certain of the Company’s trading operations applications, evaluating the appropriateness of management’s assessment of revenue recognition for all revenue streams, and for a sample of transactions recognized, identifying supporting evidence such as blockchain records, trade ticket, trade blotter, exchange confirmations, and recalculating the amounts recorded in the consolidated financial statements for revenues and costs of revenues for each transaction. Professionals with specialized skills were used to assist in testing management’s process, relating to the completeness and accuracy of the amounts recorded in the consolidated financial statements.
Valuation of Investments
As described in notes 7 and 9, the Company’s investments include equity instruments and interests in certain funds that were not actively traded and/or did not have significant observable inputs that could be used to determine the fair value of these assets.
The principal considerations for our determination that performing procedures relating to the valuation of certain investments is a critical audit matter are (i) the significant judgment used by management when assessing the fair value measurement alternatives available and in developing the fair value estimates (ii) high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assessment of the fair value measurement alternatives and assumptions such as marketability discount, volatility, scenario analysis, time to liquidity event, control discount and (iii) the audit effort that involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included reading the purchase agreements, testing management’s process for developing fair value estimates, evaluating the appropriateness of the valuation models used and the fair value measurement alternatives, testing the completeness and accuracy of underlying data used in the valuation methods, and evaluating the reasonableness of the assumptions used by management. Professionals with specialized skill and knowledge were used to assist in testing management’s process, including evaluating the appropriateness of the valuation methods and the reasonableness of the assumptions used by management relating to marketability discount, volatility, scenario analysis, time to liquidity event, dilution factor, and control discount.
We served as the Company’s auditor since 2018.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants
Vancouver, Canada

August 10, 2023

Galaxy Digital Holdings LP
Consolidated Statements of Operations
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues:
Digital assets sales revenue	$119,724,879	$133,555,390	$15,512,334
Lending and staking income	36,786	73,051	6,132
Fee income	33,426	30,387	9,577
Net gain on digital assets	938,365	1,659,358	317,446
Net gain / (loss) on investments	(464,918)	784,731	106,139
Net gain on derivatives trading	192,558	10,761	5,687
Income from proprietary mining	30,756	10,922	—
Net revenues	120,491,852	136,124,600	15,957,315
Cost of revenues:
Digital assets sales cost	114,820,254	124,724,158	14,646,949
Impairment of digital assets	6,124,848	9,295,551	731,397
Borrowing costs	35,457	69,016	9,079
Mining costs	15,372	9,969	—
Total cost of revenues	120,995,931	134,098,694	15,387,425
Gross profit / (loss)	(504,079)	2,025,906	569,890
Operating expenses:
Compensation and benefits	216,201	172,436	48,934
General and administrative	139,360	25,528	9,696
Technology	14,918	8,239	3,278
Profit share arrangement expense	—	16,568	—
Professional fees	28,223	53,329	7,664
Marketing	9,410	6,937	2,429
Notes interest expense	37,029	1,769	—
Total operating expenses	445,141	284,806	72,001
Other income / (expense):
Change in fair value of warrant liability	20,322	(45,644)	(14,318)
Unrealized gain on notes payable – derivative	57,998	12,132	—
Other income / (expense), net	26,480	7,808	(1,038)
Total other income / (expense)	104,800	(25,704)	(15,356)
Net income / (loss) before taxes	$(844,420)	$1,715,396	$482,533
Income taxes expense / (benefit)	(28,291)	43,686	—
Net income / (loss)	$(816,129)	$1,671,710	$482,533
Net income / (loss) attributed to:
Redeemable noncontrolling interests	(97,219)	197,376	153,385
Unit holders of the Company	$(718,910)	$1,474,334	$329,148

Galaxy Digital Holdings LP
Consolidated Statements of Financial Position
For the Years Ended December 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars)

	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents(1)	$542,101	$840,776
Digital intangible assets (includes $0 and $288.5 million measured at fair value)(1)	362,383	1,751,367
Digital financial assets	199,632	335,594
Digital assets loan receivable, net of allowance	49,971	192,683
Assets posted as collateral	25,138	71,400
Counterparty digital assets	18,017	116,768
Derivative assets	18,763	45,670
Accounts receivable (includes $1.1 and $25.2 million due from related parties)(1)	30,874	60,682
Digital assets receivable	12,423	52,997
Loans receivable	62,611	190,087
Prepaid expenses and other assets(1)	33,870	24,603
Total current assets	1,355,783	3,682,627
Non-current assets
Digital assets receivable	5,154	18,659
Investments (includes $377.5 and $794.5 million measured at fair value)(1)	588,558	1,074,364
Loans receivable, non-current	100,977	—
Property and equipment, net	188,019	54,329
Other non-current assets	75,755	38,395
Goodwill	24,645	24,645
Total non-current assets	983,108	1,210,392
Total assets	$2,338,891	$4,893,019
Liabilities and Equity
Current liabilities
Derivative liabilities	16,568	25,567
Accounts payable and accrued liabilities (includes $52.4 and $17.2 million due to related parties)(1)	120,955	159,458
Digital assets borrowed	170,566	905,013
Payable to customers	9,591	142,441
Loans payable	—	33,289
Collateral payable	131,506	480,088
Counterparty digital assets obligations	18,017	116,768
Other current liabilities	8,090	68,572
Total current liabilities	475,293	1,931,196
Non-current liabilities
Notes payable	384,515	475,330
Other non-current liabilities	62,889	37,265
Total non-current liabilities	447,404	512,595
Total liabilities	922,697	2,443,791
Commitments and contingencies (Note 15)
Redeemable noncontrolling interests(1)	—	161,536
Equity
Unit holders’ capital	1,416,194	2,287,692
Total equity	1,416,194	2,287,692
Total liabilities and equity	$2,338,891	$4,893,019
__________________
(1)Includes amounts related to consolidated variable interest entities. See Note 16 for more information.
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars except share data)

	Class A Unit Capital		Class B Unit Capital		Total equity	Redeemable noncontrolling interests
	Number	Amount	Number	Amount
Balance at December 31, 2019	66,636,540	$195,426	219,332,907	$148,139	$343,565	7,319
Equity based compensation	—	3,576	7,063,639	11,193	14,769	—
Contributions	—	—	—	—	—	153,574
Distributions	—	—	—	(1,932)	(1,932)	(28,322)
Net exchange of Class B Units	3,469,661	4,525	(3,490,612)	(4,563)	(38)	—
Cancellation of Class A Units	(3,600,997)	(2,875)	—	—	(2,875)	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	2,002,832	—	—	—	—	—
Shares issued for Private Investment in Public Entity (PIPE) transaction (net of issuance costs)	19,070,000	49,278	—	—	49,278	—
Warrant liability allocation	—	(6,463)	—	—	(6,463)	—
Issuance of shares for acquisitions	3,670,471	14,938	—	—	14,938	—
Other		5		13	18
Income for the year	—	78,032	—	251,116	329,148	153,385
Balance at December 31, 2020	91,248,507	$336,442	222,905,934	$403,966	$740,408	285,956
Equity based compensation	—	17,214	5,872,334	40,461	57,675	—
Contributions	—	—	—	—	—	386,777
Distributions	—	(19,717)	—	(45,652)	(65,369)	(708,573)
Net exchange of Class B Units	667,895	2,551	(667,895)	(2,551)	—	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	8,413,907	78,407	—	—	78,407	—
Shares issued for acquisitions	1,220,185	4,955	—	—	4,955	—
Other	—	47	—	(2,765)	(2,718)	—
Income for the year	—	436,472	—	1,037,862	1,474,334	197,376
Balance at December 31, 2021	101,550,494	$856,371	228,110,373	$1,431,321	$2,287,692	161,536
Equity based compensation	—	28,994	—	60,866	89,860	—
Contributions	—	—	—	—	—	19,677
Distributions	—	(58,827)	—	(125,448)	(184,275)	(83,994)
Vesting of Class B Units	—	—	560,255	—	—	—
Exchange of Class B Units	10,055,909	68,769	(10,055,909)	(68,769)	—	—
Cancellation of Class A Units	(10,870,449)	(55,181)	—	—	(55,181)	—
Issuance of Class A Units on exercise of warrants, options and restricted stock	4,075,585	6,227	—	—	6,227	—
Redemption of Class B Units	—	—	(2,671,350)	(7,961)	(7,961)	—
Other	—	(832)	—	(426)	(1,258)	—
Loss for the year	—	(235,147)	—	(483,763)	(718,910)	(97,219)
Balance at December 31, 2022	104,811,539	$610,374	215,943,369	$805,820	$1,416,194	—
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2022	December 31, 2021	December 31, 2020
Operating activities
Income for the year	$(816,129)	$1,671,710	$482,533
Adjustments for:
Digital assets sales revenue(1)	(51,758,250)	(100,500,431)	(12,316,793)
Digital assets sales cost(1)	49,273,681	93,973,481	11,938,399
Impairment of digital assets(1)	2,628,402	7,003,738	596,145
Bad debt expense	—	122	240
Provision for credit losses	10,123	—	—
Depreciation and amortization	12,852	4,252	910
Other impairment	52,077	4,927	498
Equity based compensation	89,029	57,675	14,769
Expense from digital asset borrowing	35,457	69,016	9,079
Lending and staking income	(36,786)	(73,051)	(6,132)
Net (gain) on digital assets	(938,365)	(1,659,358)	(317,446)
Net (gain) / loss on investments	464,918	(784,731)	(106,139)
Net realized loss on disposal	2,046	—	—
Net (gain) on derivatives trading	(192,558)	(10,761)	(5,687)
Net unrealized (loss) on notes payable – derivative	(57,998)	(12,132)	—
Change in fair value of warrant liability	(20,322)	45,644	14,318
Net (gain) on sale of mining equipment	(512)	(5,142)	—
Notes interest expense	22,552	1,769	—
Net deferred tax expense	(13,575)	11,610	—
Unrealized foreign currency (gain) / loss	2,835	(3,025)	517
Impact of exchange rate on cash and other	(861)	158	17
Changes in operating assets and liabilities:
Digital assets	1,404,046	405,421	(434,837)
Digital assets receivable	(18,010)	(16,368)	(4,000)
Derivative assets/liabilities	210,471	6,581	(10,223)
Accounts receivable	57,075	37,030	(7,056)
Prepaid expenses and other assets	(64,851)	(8,902)	424
Other non-current assets	2,394	(11,606)	—
Collateral payable	30,398	27,650	—
Accounts payable and accrued liabilities	(60,283)	73,074	20,320
Other current liabilities	(23,335)	40,667	(9,529)
Other non-current liabilities	(3,022)	48	(261)
Net cash provided by / (used in) operating activities	293,499	349,066	(139,934)
Investing activities
Proceeds from paydowns and maturities of loans receivable	228,282	143,330	26,616
Disbursements for loans receivable	(230,583)	(324,908)	(22,983)
Purchase of property and equipment	(118,190)	(51,713)	(3,759)
Acquisition of Argo	(74,605)	—	—
Disposal of property and equipment	1,281	—	—
Purchase of investments	(142,045)	(324,111)	(23,400)
Proceeds and distributions from investments	194,198	246,389	35,359
Cash paid for purchase of intangible asset	—	(1,761)	—
Cash paid for business combinations, net	—	(5,438)	(3,306)
Deconsolidated cash within investment funds	(19,039)	(842)	—
Cash assumed on acquisitions	—	289	—

Galaxy Digital Holdings LP
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

Net cash provided by / (used in) investing activities	(160,701)	(318,765)	8,527
Financing activities
Proceeds from warrant exercise	6,192	7,309	—
Payable to customers	(132,850)	142,441	—
Proceeds from loans payable	131,473	229,522	—
Repayments of loans payable	(164,762)	(196,233)	—
(Repayments) of / proceeds from notes payable	(29,998)	500,000	—
Notes payable – issuance costs	—	(13,391)	—
Distributions	(184,275)	(65,369)	(1,932)
Receipts from non-controlling interests liability holders	16,169	384,994	151,420
Disbursements to non-controlling interests liability holders	(12,114)	(321,201)	(28,322)
Cancellation of Class A Units withheld	(53,347)	—	(2,875)
Cancellation of Class B Units withheld	—	—	(38)
Redemption of Class B Units	(7,961)
Purchase of additional interest	—	—	—
Proceeds from PIPE transaction (net of issuance costs)	—	—	49,278
Net cash provided by / (used in) financing activities	(431,473)	668,072	167,531
Net increase / (decrease) in cash and cash equivalents	(298,675)	698,373	36,124
Cash and cash equivalents, beginning of year	840,776	142,403	106,279
Cash and cash equivalents, end of year	$542,101	$840,776	$142,403
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Cash paid during the year for:
Interest	$23,874	$10,257	$—
Taxes	25,559	1,985	592
Significant non-cash investing and financing activities:
Digital assets loan receivable, net of allowance	$90,819	$95,329	$81,292
Assets posted as collateral	46,262	55,632	5,183
Digital assets borrowed	734,446	544,035	349,844
Collateral payable	378,980	407,778	44,226
Repayments of loans receivable with non-cash considerations	93,551	—	—
Origination of loans receivable with non-cash considerations	64,750	—	—
Equity issued for warrants exercised	—	45,938	—
Total value of exercised warrants	—	12,931	6,463
Due from related party for equity issued for warrants and stock options exercised	—	12,093	—
Recognition of right of use asset and lease liability	4,497	12,490	—
Additions to property, plant and equipment and intangible assets	8,998	—	—
Purchases of investments with non-cash contributions	2,100
Purchase of investments paid in digital assets	6,295	16,362	12,085
Deconsolidation of investment funds	56,256	367,528	—
In-kind receipts from noncontrolling interests liability holders	3,508	1,781	2,154
In-kind disbursements to noncontrolling interests liability holders	9,331	14,815	—
Shares issued for acquisition	—	4,954	14,938
__________________
(1)Non-cash portion
The accompanying notes are an integral part of these consolidated financial statements.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
1.BASIS OF PRESENTATION
The Company
Galaxy Digital Holdings LP (“GDH LP” and, together with its consolidated subsidiaries, the “Company”, “Galaxy”, “we”, “us”, or “our”) is a Cayman Islands exempted limited partnership formed on May 11, 2018. The Company’s principal address is 300 Vesey Street, New York, New York, 10282.
GDH LP, an operating partnership, is managed by the board of managers and officers of its general partner, Galaxy Digital Holdings GP LLC (“GDH GP” or the “General Partner”). Galaxy is a Cayman exempted limited partnership which is treated as a partnership for U.S. Federal tax purposes. Galaxy Digital Holdings Ltd. (“GDH Ltd.”) acquired a minority investment in the Company and has an active public listing on the Toronto Stock Exchange (“TSX”) under the ticker “GLXY”. Commencing August 1, 2018 through July 6, 2020, GDH Ltd. was listed on the TSX Venture Exchange (“TSX-V”) under the same ticker.
Galaxy is a technology-driven diversified financial services and investment management firm that provides institutions with a full suite of scaled financial solutions spanning the digital assets ecosystem. Galaxy’s mission is engineering a new economic paradigm. Today, the Company is primarily focused on digital assets, cryptocurrencies and blockchain technology, and how these technological innovations will alter the way we store and transfer value. Commencing with the first quarter of 2023, the Partnership began managing and reporting its activities in the following three operating segments: Global Markets, Asset Management and Digital Infrastructure Solutions. Prior periods are presented on a comparable basis.
General Partner
GDH GP is a limited liability company incorporated under the laws of the Cayman Islands on July 26, 2018 and serves as the general partner of GDH LP. The sole LLC member of the General Partner is Galaxy Group Investments LLC (“GGI”). The General Partner has a Board of Managers. On November 24, 2022, GDH LP, GDH GP, GDH Ltd. and GDH Intermediate LLC (a wholly-owned subsidiary of GDH Ltd.) entered into a fifth amended and restated limited partnership agreement (as amended from time to time, the “LPA”).
Basis of Presentation
The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of GDH LP, its wholly-owned subsidiaries and all entities in which it holds a controlling financial interest. Redeemable noncontrolling interests (“NCI”) in the Company’s consolidated statements of financial position represents portions of consolidated sponsored investment funds in which the Company does not have 100% equity ownership. All intercompany balances and transactions have been eliminated.
Change in Presentation
Certain comparative figures in the consolidated statements of financial position and statements of operations have been reclassified to conform to the current year’s presentation.
Additionally, the Company made a change in its presentation of cash receipts and payments associated with changes in Payables to customers from operating activities to financing activities in the consolidated statements of cash flows. The comparative amounts have been recast to conform to current period presentation. These changes had no impact to the consolidated statements of operations, consolidated statements of financial position, or the consolidated statement of changes in equity.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

	For the Year Ended December 31, 2021
(in thousands)	As previously reported	Adjustment	As Adjusted
Cash flows from operating activities
Payables to customers	$142,441	$(142,441)	$—
Net cash provided by operating activities	491,507	(142,441)	349,066
Cash flows from financing activities
Payables to customers	—	142,441	142,441
Net cash provided by financing activities	525,631	142,441	668,072
2. SIGNIFICANT ACCOUNTING POLICIES
The following accounting policies have been consistently applied to all periods presented in these consolidated financial statements, unless otherwise indicated.
Consolidation
The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”).
Voting Interest Entities
Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.
Variable Interest Entities
A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. See Note 16 for further information about VIEs.
Noncontrolling Interests
In the normal course of business, the Company is the general partner and manager of sponsored investment funds that are often VIEs. These sponsored investment funds are consolidated when the Company has a controlling financial interest. These investment funds also issue mandatorily redeemable instruments that meet the definition of redeemable noncontrolling interest. Accordingly, the Company records redeemable noncontrolling interests for the limited partners of the sponsored investment funds. The Company, in its capacity as general partner as per the partnership agreements, can at its discretion suspend the calculation of net asset value and distributions; however, the Company does not have an unconditional right to suspend limited partner distributions indefinitely.
In the consolidated statements of operations, for any consolidated VIE sponsored investment fund, the Company eliminates management fees or performance fee allocations received or accrued as they are considered intercompany transactions. The Company fully recognizes the consolidated VIEs’ investment income / (loss) and allocates the portion of that income / (loss) attributable to third party ownership to noncontrolling interests in arriving at Net income attributed to Unit holders of the Company. Valuation changes associated with investments held at fair value by these consolidated sponsored investment funds are reflected in Net gain on digital assets and Net gain on Investments and are partially offset in Net income / (loss) attributable to Redeemable noncontrolling

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
interests for the portion not attributable to the Unit holders of the Company. See Note 16 for further information regarding the consolidated sponsored investment funds.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of each of the operating segments.
Use of Estimates
The preparation of the Company’s consolidated financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.
Significant estimates and assumptions include: the valuation of digital intangible assets, counterparty digital assets and associated obligations, digital assets loan receivable, loans receivable, credit losses, assets posted as collateral, goodwill, property, plant, and equipment, investments, equity based awards issued, assets acquired and liabilities assumed in business combinations, and derivatives. To the extent that there are material differences between these estimates and actual results, the Company’s consolidated financial statements will be affected. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable; the result of which forms the basis for making judgments about the carrying values of assets and liabilities, as well as reported amounts of revenues and expenses during the reported periods.
Revenue Recognition
The Company recognizes revenue from digital assets sales, mining, staking, advisory services, and investment management services, when the performance obligations related to those services are satisfied. The Company acts as a principal in sales and purchases of digital intangible assets, which requires gross recognition of revenue and the corresponding costs. As a principal, the Company obtains control over the digital intangible asset before it is transferred to the customer.
Income from the sale of digital financial assets is recognized on a net basis, as earned. The Company presents Net gain on digital assets, Net gain on investments and Net gain on derivatives trading as these revenue streams are not within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Notes 4, 6, and 8 for information on gains and losses related to these activities of the Company.
The Company evaluates each new digital asset to determine whether it is within the scope of the applicable accounting guidance as a financial instrument or an indefinite-lived intangible asset. This classification dictates the corresponding revenue recognition discussed herein. Additionally, digital assets which the Company holds within consolidated entities for which investment company accounting applies, are marked to fair value with the corresponding net gain / (loss) presented in the consolidated statements of operations.
Digital Assets Sales
The Company considers the counterparty in digital assets sale transactions to be its customer. When the Company sells a digital asset, the Company has a single performance obligation, which is satisfied at the point in time when control of the digital asset sold has transferred.
Fee Income
The Company receives investment management fees for providing investment management services. Investment management fees are recorded within Fee income in the Company’s consolidated statements of operations.
The Company’s investment management contracts with customers contain a base management fee and sometimes include a performance fee component. These contracts have a single performance obligation that is

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
satisfied over time. Base management fees are recorded based on the amount of assets under management, at the contractually stated rate. Performance management fees are a form of variable consideration and recorded when the performance target is met and a significant reversal of such fees is not probable.
The Company receives investment banking fees for providing advisory services to customers executing transactions in the digital assets sector. Investment banking fees are recorded within Fee income in the Company’s consolidated statements of operations. The Company’s investment banking contracts with customers have a single performance obligation and fees are recognized as revenue at the point in time when the underlying transaction has been completed.
The Company also enters into agreements with counterparties as a lessor or hosting services provider. Income related to such agreements is recognized within Fee income on the Company's consolidated statements of operations.
Income from Proprietary Mining
The Company contributes computing resources (i.e., processing power) to mining pools with other digital asset miners for the purpose of validating blockchain transactions to generate returns. The Company does not operate the mining pools and receives a portion of the transaction fees paid by blockchain participants for successfully validating transactions and newly-created digital assets, referred to as block rewards, which are issued by a blockchain network as a part of successfully mining the next block. The Company has a single performance obligation to provide computing power to the mining pool operator. The transaction consideration the Company receives, which is denominated in the native token of the blockchain, represents noncash consideration. The Company measures mining revenue at the fair value of the noncash consideration at the inception of the contract within Income from proprietary mining in the consolidated statements of operation.
Cash and Cash Equivalents
Cash and cash equivalents may include cash on hand, cash on exchange and digital asset trading platforms, cash held at brokers, demand deposits and short-term highly liquid investments that are readily convertible into known amounts of cash, with maturities of three months or less when acquired. As of December 31, 2022 and December 31, 2021, the Company held $65.2 million and $29.6 million with brokers and $58.7 million and $57.3 million on exchange and digital asset trading platforms, respectively.
Digital Assets
Accounting for digital assets depends on the nature of the asset and how the asset is held. The Company accounts for digital assets in the following ways:
•Intangible assets recorded at cost less applicable impairment charge. Recognized as Digital intangible assets in the Company’s consolidated statements of financial position.
•Financial assets for which the Company has elected to apply the fair value option (“FVO”). Recognized as Digital financial assets in the Company’s consolidated statements of financial position. These assets represent certain stablecoins, such as USDC, that are contractually redeemable for fiat currency on demand.
•Intangible assets recorded at fair value with changes in fair value recorded in Net gain / (loss) on digital assets within the Company’s consolidated statement of operations. These assets are held in consolidated sponsored investment funds that qualify as investment companies and for which all consolidated assets and liabilities retain fair value accounting.
Digital intangible assets and Digital financial assets are collectively referred to as Digital assets. Digital assets held by the Company are accounted for as intangible assets or financial assets, depending on whether they provide a contractual right to cash. The digital assets that do not provide a contractual right to cash are accounted for as intangible assets with indefinite useful lives and are initially measured at cost. Digital intangible assets are not amortized, but assessed for impairment. Impairment exists when the carrying amount exceeds its fair value. Impairment losses are recognized as Impairment of digital assets in the Company’s consolidated statements of

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
operations in the period in which the impairment is identified. The Company assigns sales costs to transactions on a first-in, first-out basis.
Stablecoins are digital assets designed to have a relatively stable price that aligns with the price of an underlying asset, most commonly a fiat currency, such as U.S. dollars, or an exchange-traded commodity. The Company uses stablecoins to post risk margin collateral and to settle trades on certain exchanges and trading platforms that do not accept cash collateral. The Company primarily holds stablecoins that provide the Company with a contractual right to USD. Stablecoins that are contractually redeemable for fiat currency on demand are carried at fair value as Digital financial assets in the Company’s consolidated statements of financial position. Stablecoins concluded to not be contractually redeemable for a fiat currency on demand are accounted for as Digital intangible assets and assessed for impairment. Impairment of stablecoins accounted for as Digital intangible assets is recognized as Impairment of digital assets in the consolidated statements of operations. Changes in the fair value of stablecoins accounted for as financial assets are recorded in Net gain / (loss) on digital assets in the consolidated statements of financial position.
Digital assets held by subsidiaries that meet the definition of an investment company, such as the Company’s sponsored investment funds, are measured at fair value each period with changes in fair value recorded as Net gain on digital assets in the Company’s consolidated statements of operations. As all changes in the fair value are reported in earnings as they occur, the sale of these digital assets does not necessarily give rise to a gain or loss.
The Company places digital assets with exchanges and trading platforms to satisfy risk margin requirements from open trading positions. The initial and subsequent measurement of these digital assets are accounted for in a similar manner as other intangible assets and financial assets not placed in such exchanges and trading platforms as such digital assets do not qualify for derecognition. Similarly, digital assets staked with third party validator nodes are not derecognized as the Company retains control of staked digital assets.
Digital Assets Loan Receivable
The Company lends digital assets to counterparties under fixed term loans, of less than one year, or loans with no prespecified maturity date, but are repayable at the option of the Company or the borrower without penalty or premium. For fixed term loans where the Company acts as the lender, the borrower may prepay the principal amount prior to maturity; however, the Company may not accelerate the repayment of the assets.
Upon funding of digital asset loans, the Company reclassifies the loaned Digital financial assets or Digital intangible assets into Digital assets loan receivable, net of allowance in its consolidated statement of financial position. Digital assets loan receivable is initially and subsequently measured at the fair value of the underlying digital assets. The initial and subsequent gain / loss resulting from the changes in value of the underlying digital assets are recognized in Net gains from digital assets in the consolidated statements of operations. Digital assets loan receivable are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status, or if a loan is past due for 90 days or more, unless the loan is still over-collateralized or has begun reperforming. A loan is considered past due when a principal or interest payment has not been made according to its contractual terms. The Digital assets loan receivable balance is evaluated for possible credit losses using the framework outlined in ASC Topic 326, Financial Instruments—Credit Losses (“ASC 326”). The allowance for credit losses on Digital assets loan receivable under the current expected credit loss (“CECL”) model reflects management’s estimate of credit losses over the remaining expected life of the loans and also considers forecasts of future economic conditions. Bad debt expense is included in the General and administrative expense in the consolidated statements of operations.
The majority of the Company’s digital assets loan receivable is secured by liquid collateral, that is typically 110% to 140% of the principal balance. The Company is entitled to request additional collateral from the borrower if the fair value of the collateral associated with a given loan drops below a predefined threshold, typically 110% of the fair value of the digital assets on loan. Should the borrower fail to provide additional collateral upon request, the Company is entitled to liquidate the collateral held and close out the associated digital asset loan(s), usually within 24 hours of collateral requests being made. The Company maintains processes and controls to ensure adequate collateral is held for all its digital asset loans, including processes that monitor market prices and liquidity of the assets that are held as collateral. The quality and amount of collateral is a key input to the Company’s determination

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
of expected credit losses on its loan portfolio, and the Company applies the collateral maintenance practical expedient under ASC 326 in estimating its credit losses. The Company recorded $10.1 million of credit-related impairment to Digital assets loan receivable in the year ended December 31, 2022, and no credit-related impairment in the years ended December 31, 2021 and 2020.
Under the terms of the Company’s lending arrangements, the borrower is required to pay the Company a fee which is calculated as an annualized percentage of the quantity of digital assets lent. The fees for these lending arrangements are denominated in the related digital asset lent. The borrowing fee is recognized over the life of the loan and is included in Lending and staking income in the consolidated statements of operations. The borrower may also be required to pay the Company origination fees. The fees for these lending arrangements are not material and are recognized as Lending and staking income as earned.
Digital Assets Borrowed
The Company enters into borrowing arrangements which can be structured as fixed term loans, of less than one year, or loans with no prespecified maturity date, but are repayable at the option of the Company or the lender without penalty or premium. Digital assets borrowed are recognized at their initial fair value with a corresponding liability associated with the Company’s obligation to return the borrowed digital assets. For borrowed digital assets that are classified as intangible assets, the Company monitors such assets for impairment.
Under the terms of the Company’s borrowing arrangements, the Company is required to pay a fee to the lender which is calculated as an annualized percentage of the quantity of digital assets borrowed. For digital asset borrowings, the fees are denominated in the related digital asset borrowed. The borrowing fee is recognized over the life of the loan and is included as part of Borrowing costs in the consolidated statements of operations. The Company may also be required to pay the lender origination fees. The fees for these borrowing arrangements are not material and are recognized as Borrowing costs as incurred.
The Company accounts for its digital asset borrowings as hybrid instruments, where the liability host contract contains an embedded derivative associated with indexation of the Company’s repayment obligation to the underlying digital asset. The host contract is the digital asset borrowing agreement which is considered to be a debt host as it (1) has a stated rate of interest indexed to the quantity of the digital assets borrowed and is not discretionary or based on earnings and (2) does not provide the borrower with voting, conversion rights or other participatory rights. The embedded derivative feature is bifurcated and separately accounted for at fair value. The fair value of the embedded derivative is measured as the change in the spot price of the underlying digital asset in which the loan is denominated. Any changes in fair value are recorded in current period earnings in Net gain / (loss) on digital assets in the consolidated statements of operations. While measured separately, the embedded derivative and the host contract are combined for presentation in the consolidated statements of financial position.
For a portion of its loans, the Company is required to post collateral with the lender in the form of cash and / or digital assets. The Company accounts for the collateral receivables similar to its lending arrangements, and reclassifies the collateral as Assets posted as collateral in its consolidated statements of financial position. Assets posted as collateral that can be rehypothecated by the counterparty are measured at fair value, with changes in fair value recognized in Net gains on digital assets in the consolidated statements of operations. Digital intangible asset collateral that cannot be rehypothecated by the counterparty is held at lower of cost and impaired value.
Digital Assets Receivable
The Company invests in start-up blockchain projects in exchange for a right to receive digital assets (tokens) generated by the project at a future date. The associated digital assets are generated and become available for trading following the completion of the project (referred to as the “launch” of the project, or Initial Coin Offering), at which time the Company is entitled to receive a predefined number of tokens. These tokens are distributed to the Company over time, according to an agreed-upon release schedule. The pre-network launch investments in these projects are initially recorded at cost, as Other non-current assets, in the consolidated statements of financial position. After the project launches, but prior to receiving the tokens, the Company records Digital assets receivable, in the consolidated statements of financial position. Digital assets receivable not expected to be settled within a year are classified as non-current. When our right to receive digital assets at a future date meets the definition of a derivative

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
instrument, we record changes in the fair value of the Digital assets receivable in Net gain on digital assets in the consolidated statements of operations. Digital assets receivable meet the definition of a derivative when quoted prices are available in an active market and the quantities contracted to be delivered can be absorbed by the market without significantly affecting the price. Upon receipt of the digital asset, the Company reclassifies the asset from Digital assets receivable to Digital intangible assets in the consolidated statements of financial position.
Counterparty Digital Assets and Obligations
The Company recognizes Counterparty digital assets obligations in its consolidated statements of financial position representing its liability to return the digital asset collateral received under the Company’s lending, trading and derivative arrangements, where the Company holds the cryptographic key information but does not have the ability to repledge the digital asset collateral. Corresponding Counterparty digital assets were also recognized. These assets and liabilities are measured at the fair value of the digital assets the Company safeguards on behalf of others. In addition to holding the cryptographic key information, the Company maintains internal recordkeeping of these assets and is obliged to secure the assets and protect them from loss or theft.
Collateral Payable
The Company generally requires the counterparty in a lending transaction to post collateral to secure the borrowed assets. Collateral accepted is typically limited to digital assets that are the most liquid with the highest market capitalization or U.S. dollars. Bitcoin, ether and USDC represented over 99% of the digital asset collateral balance as of December 31, 2022. Solana, bitcoin, and ether represented over 98% of the digital asset collateral balance as of December 31, 2021. The Company implements aggregate asset-specific liquidity limits. Occasionally, the Company accepts pledged shares of publicly traded securities as collateral. Collateral received under the Company’s digital asset lending arrangements, where the Company has the ability to rehypothecate the collateral received, is recognized as Digital intangible assets or Digital financial assets. The Company also recognizes a corresponding obligation to return the collateral received as Collateral payable in its consolidated statements of financial position. The Collateral payable balance represents both the host instrument and a bifurcated embedded derivative measured at fair value each period with changes in fair value recorded as Net gain on digital assets in the Company’s consolidated statements of operations. Digital assets collateral for which the Company holds the cryptographic key information that cannot be rehypothecated is recorded as Counterparty digital assets obligation with an associated Counterparty digital assets in the Company’s consolidated statements of financial position in accordance with the guidance in SAB 121.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date.
Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value, requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability; they are developed based on the best information available in the circumstance. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest level:
•Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3: Inputs that are unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
The Company values Level 1 and Level 2 assets and liabilities using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The Company utilizes unobservable pricing inputs and assumptions, including but not limited to prior transactions, in determining the fair value of its Level 3 assets and liabilities. These unobservable pricing inputs and assumptions may differ by asset / liability and in the application of valuation methodologies. The Company’s reported fair value estimates could vary materially if different unobservable pricing inputs and other assumptions were used; or for applicable assets/liabilities, if the Company only used a single valuation methodology instead of assigning a weighting to different methodologies. Key unobservable inputs that have a significant impact on the Company’s Level 3 valuations are described in Note 9. Fair values of Level 3 assets and liabilities may be supported by limited or no market activity within the periods presented.
Investments in investment funds are valued based on Net Asset Value (“NAV”), which is used as a practical expedient to measure the fair value. Funds the Company values based on NAV predominantly invest in the digital asset industry. The Company invests in both open-ended and closed-ended funds. The Company can request to redeem its investment from open-ended funds by providing written notice to the fund’s General Partner on a date prior to the redemption date which is specified in the relevant agreements for each respective fund. The Company is unable to redeem its investment from the closed-ended funds and receives distributions based on waterfall calculations specified in the relevant agreements for each fund. The Company is unable to transfer or sell its interests in these funds without prior consent from the fund’s General Partner.
In some instances, the Company records investments using the measurement alternative provided by ASC Topic 321, Investments-Equity Securities (“ASC 321”). See Note 7 for a discussion of investments for which the measurement alternative has been elected.
Equity-Method Investments
When the Company does not have a controlling financial interest in an entity but can exert significant influence over the entity’s operating and financial policies, the investment may be accounted for either (i) under the equity method of accounting or (ii) at fair value by electing the fair value option. The Company has elected the fair value option for equity-method investments.
Leases
Lessee
The Company leases real estate for use in its business operations. The Company determines if an arrangement is, or contains, a lease at contract inception. A lease exists when the Company has the right to control the use of an identified asset for a period of time. Operating lease right-of-use assets and lease liabilities are included in Other non-current assets and Other non-current liabilities, respectively, in the Company’s consolidated statements of financial position. Right-of-use assets in the Company’s consolidated statements of financial position represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate; the Company uses its estimated incremental borrowing rate. The operating lease right-of-use assets include any payments made before commencement and exclude lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that those options will be exercised. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company made the policy election to account for lease payments on short-term leases on a straight-line basis over the lease term and not recognize these leases in the Company’s consolidated statements of financial position.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Lessor
The Company purchases new mining equipment from mining manufacturers for the purpose of leasing such equipment to customers and for proprietary use. The Company leases mining equipment through sales-type financing leases in accordance with ASC 842, Leases. These leases have terms of less than two years with early termination options. The leases also include options to purchase the underlying equipment at the end of the lease term or upon early termination. Revenue on sales type financing leases is recognized at the inception of the lease; related interest income is recognized over the term using the effective interest method. Interest income is derived from the discounted cash flows of the lease payments. There are no non-lease components associated with these leases. Investment in sales-type leases are included in Other non-current assets in the consolidated statements of financial position and are comprised of the minimum lease payments receivable at present value. There is no residual value associated with the mining equipment. Net income from mining equipment leasing is presented within Fee income in the consolidated statements of operations.
Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The Company assesses property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the property and equipment. If such equipment is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the property and equipment exceeds the fair value. Depreciation is recognized in General and administrative expenses in the Company’s consolidated statements of operations on a straight-line basis over the following estimated useful lives:

•Mining equipment	3 years
•Mining infrastructure	15 - 20 years
•Corporate assets other than leasehold improvements	3 – 10 years
•Leasehold improvements	The shorter of the lease term or useful life of the assets
Items of property or equipment are derecognized upon disposal or when no future economic benefits are expected from their use. Any gain or loss arising on the derecognition of an asset, calculated as the difference between the net disposal proceeds and the carrying value of the asset, is included in Net income in the period the asset is derecognized. The assets’ residual values, useful lives are reviewed at each financial year-end and adjusted if necessary.
Goodwill and Other Intangible Assets
Goodwill
The Company tests goodwill for impairment on an annual basis and at other times, if a significant event or change in circumstance exists. The Company tests goodwill for impairment at the reporting unit level, which is at the level of, or one level below, its business segments. For both the annual and interim tests, the Company has the option to either (i) perform a quantitative impairment test or (ii) first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, in which case the quantitative test would be performed. The quantitative goodwill test compares the estimated fair value of each reporting unit with its estimated net book value (including goodwill and identifiable intangible assets). If the reporting unit’s estimated fair value exceeds its estimated net book value, goodwill is not impaired. An impairment is recognized if the estimated fair value of a reporting unit is less than its estimated net book value. As of December 31, 2022, there were no reporting units with goodwill at-risk for impairment. The Company will continue to monitor its goodwill for possible future impairment.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Intangible Assets—Definite Lived
Intangible assets with a definite useful life are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. Amortization is recognized in General and administrative expenses in the Company’s consolidated statements of operations over the following estimated useful lives:

•Software technology	2 - 5 years
Intangible Assets—Indefinite Lived
Intangible assets, other than Digital intangible assets, assessed as having indefinite lives are not amortized but are assessed for indicators that the useful life is no longer indefinite or for indicators of impairment each period.
Investments
Investments consist of common stock, convertible notes, limited partnership and limited liability company interests, preferred stock, trust shares and warrants. Investments denominated in currencies other than the entity’s functional currency are valued based on the spot rate of the respective currency at the end of the reporting period with changes related to exchange rate movements reflected in the Company’s consolidated statements of operations. See Notes 7, 8 and 9 for further information on investments.
Fair Value Option
The Company has elected the fair value option for certain eligible instruments including:
•Common stock investments
•Limited partnership / Limited liability company interest investments
•Trust units / Trust shares
•Preferred shares
•Stablecoins that are digital financial assets
Such election is irrevocable and is applied on an individual asset by asset or liability by liability basis at initial recognition. The primary reason for electing the fair value option is to reflect economic events in earnings on a timely basis. The investments, for which the fair value option has been elected, are valued consistent with the methodology applied to the other investments held by the Company. Changes in value of investments are recognized in Net gain on investments, in the Company’s consolidated statements of operations. Stablecoins changes in value are recorded in Net gain on digital assets in the consolidated statements of operations.
Loans receivable
Loans receivable are U.S. dollar loans to digital asset owners. The loans are typically collateralized by the borrower’s digital assets. Loans are reported at the value of their outstanding principal balances less any allowance for credit loss, if applicable. Interest income is recognized when earned and is recorded within Income from lending in the Company’s consolidated statements of operations.
Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of the delinquency status or if a loan is past due for 90 days or more, unless the loan is well collateralized or has begun reperforming. Once placed on nonaccrual status, all accrued but uncollected interest is reversed against interest income and interest subsequently collected is recognized on a cash basis to the extent the principal balance is deemed collectible. Otherwise, all cash received is used to reduce the outstanding principal balance. A loan is considered past due when a principal or

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
interest payment has not been made according to its contractual terms. The allowance for credit losses on Loans receivable under the CECL model reflects management’s estimate of credit losses over the remaining expected life of the loans and considers forecasts of future economic conditions. The Company applies the collateral maintenance practical expedient under ASC 326 in estimating its credit losses. Bad debt expense is included in the General and administrative expense in the consolidated statements of operations.
Derivative assets and liabilities
Derivatives derive their value from underlying asset prices, other inputs or a combination of these factors. The Company buys and sells derivative contracts to facilitate trades for its customers and for its own account. These are shown in Derivative assets and Derivative liabilities in the consolidated statements of financial position. Derivative assets and liabilities are measured at fair value, with the changes in fair value shown in the Net gain on derivatives trading in the consolidated statements of operations.
Equity-based compensation
The Company’s equity-based compensation includes grants of stock options, restricted stock, restricted share units, deferred share units and compensatory Class B Units to employees, officers, consultants and non-employee directors. The Company measures compensation expense for all awards based on the estimated fair value of the award on the date of grant. The fair value of awards is based on the price of the publicly traded company shares of GDH Ltd. Equity-based compensation is accrued and charged to Operating expenses, with an offsetting credit to Unit holders’ capital, over the respective vesting periods.
The fair value of each stock option granted to employees is estimated using the Black-Scholes option-pricing model. Stock options granted to nonemployees are measured at grant-date fair value of the equity instruments that the Company is obligated to issue when the service has been rendered. For restricted stock and standard Class B Units, the grant date fair value is based on the closing market price of the publicly traded shares on the date of grant. The fair value of the Profit Interest Class B Units was estimated using a probability-weighted expected return method at the end of each period.
The Company accounts for forfeitures as they occur. Stock-based compensation for time-based awards is recognized on a straight-line basis over the requisite vesting period. Stock-based compensation expense for performance-based awards is recognized on an accelerated basis over the requisite vesting period when it is considered probable that the performance vesting condition will be satisfied. See Note 18 for further information regarding stock-based compensation expense and the assumptions used in estimating that expense.
Income Taxes
GDH LP is a Cayman exempted limited partnership treated as a partnership for US Federal tax purposes. Items of income, gain, loss, deduction, and credit are allocated to the partners and, as such, income taxes are generally the responsibility of the partners. GDH LP is subject to an entity level New York City unincorporated business tax (“UBT”) at a rate of 4.0% on income allocated or apportioned to New York City. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are treated as domiciled under their respective tax laws. Accordingly, no provision for income taxes has been recorded in these consolidated financial statements other than for GDH LP’s UBT obligation and for the entities in the consolidated GDH LP group subject to income taxes in the local jurisdictions in which they operate.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences of the differences between the U.S. GAAP and tax bases of assets and liabilities, measured at the balance sheet date using the tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. Significant judgment is required in determining whether a valuation allowance should be established, as well as the amount of such allowance. Deferred income tax assets and liabilities are offset and presented as a single amount in the statements of financial condition for each tax-paying component of an entity and within a particular tax jurisdiction.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
The Company recognizes the income tax accounting effects of changes in tax law or rates (including retroactive changes) in the period of enactment.
The Company analyzes its tax filing positions in all tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions, which include all periods starting from 2018. If the Company determines that uncertainties in tax positions exist, the Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the greatest benefit that is more likely than not to be realized.
Due to the complexity of tax laws and the required interpretations by both the taxpayer and respective taxing authorities, significant judgment is required in determining tax expense and in evaluating tax positions and related uncertainties under U.S. GAAP. The Company reviews its tax positions quarterly and adjusts its tax balances, as necessary, when new legislation is passed or new information becomes available. Interest and penalties, when applicable, related to income taxes are recorded within Income taxes expense / (benefit) in the consolidated statements of operations.
Recently Adopted Accounting Pronouncements
SAB 121
Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users (SAB 121). In March 2022, the SEC staff issued SAB 121—“Accounting for obligations to safeguard crypto-assets an entity holds for platform users.” SAB 121 adds interpretive guidance requiring an entity to recognize a liability on its balance sheet to reflect the obligation to safeguard the crypto-assets held for its platform users, along with a corresponding asset at fair value. The Company adopted the guidance effective January 1, 2021, using the modified retrospective approach. As a result of the adoption of this guidance, the Company recognized Counterparty digital assets and obligations of $18.0 million in the Consolidated statements of financial position as of December 31, 2022, which is equal to the fair value of the safeguarded digital assets.
ASU 2020-06
In August 2020, the FASB issued ASU No. 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity, by removing certain separation models that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. ASU 2020-06 removes from U.S. GAAP the separation models for (1) convertible debt with a cash conversion feature and (2) convertible instruments with a beneficial conversion feature. After adoption of ASU 2020-06 entities will not separately present in equity an embedded conversion feature in such debt. Instead entities will account for a convertible debt instrument wholly as debt, and for convertible preferred stock wholly as preferred stock (i.e., as a single unit of account), unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC 815 or (2) a convertible instrument was issued at a substantial premium. ASU 2020-06 also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. Under ASU 2020-06, entities must apply the more dilutive of the if-converted method and the two-class method to all convertible instruments; the treasury stock method is no longer available. ASU 2020-06 eliminates an entity’s ability to overcome the presumption of share settlement, and as a result, the issuers of convertible debt that may be settled in any combination of cash or stock at the issuer’s option, must use the more dilutive among the if-converted method and the two class method in computing diluted net income per share, which is typically more dilutive than the net share settlement under the treasury stock method.
ASU 2020-06 is effective for interim and annual periods beginning after December 15, 2021, early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted the amendment as of January 1, 2021. Adoption of the guidance did not have a material impact in the Company’s consolidated financial statements and disclosures.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Investments—Equity Securities, Investments—Equity Method and Joint Venture, and Derivative and Hedging
In January 2020, the FASB issued ASU No. 2020-01, Investments-Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force). These amendments improve previous guidance by reducing diversity in practice and increasing comparability of the accounting for the interactions between these codification topics as they pertain to certain equity securities, investments under the equity method of accounting and forward contracts or purchased options to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option. The Company adopted the standard on the required effective date beginning January 1, 2021 on a prospective basis. The adoption of this guidance did not have a material impact in the Company’s consolidated financial statements.
Current Expected Credit Losses
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model (“CECL”). Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses for the period, would be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU as of January 1, 2020 using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost net of allowance and Other non-current assets in the Consolidated statements of financial position. In addition, the Company applies the CECL model to digital assets loans receivable with underlying indefinite-life intangible assets by analogy. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements and related disclosures.
Goodwill Impairment
In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, this ASU eliminated Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU also eliminated the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. This ASU is effective for public entities in fiscal years beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020.
Derivatives and Hedging
In August 2017, the FASB issued Accounting Standards Update No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (“ASU 2017-12”). ASU 2017-12 expands component and fair value hedging, specifies the presentation of the effects of hedging instruments, eliminates the separate measurement and presentation of hedge ineffectiveness, and updates disclosure requirements related to

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
hedging. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact in the Company’s consolidated financial statements as the Company had not yet undertaken any hedging activities at the date of adoption.
Leases
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), codified as Accounting Standards Codification Topic 842 (“ASC 842 “). ASC 842 requires that, for leases longer than one year, a lessee recognize in the statements of financial position a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the Company’s consolidated statements of operations, while for operating leases, such amounts should be recognized as a combined expense. It also requires that for qualifying sale-leaseback transactions the seller recognize any gain or loss (based on the estimated fair value of the asset at the time of sale) when control of the asset is transferred instead of amortizing it over the lease period. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements.
The amendments in this update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public business entities. The Company adopted ASC 842 on January 1, 2019 using the modified retrospective approach, electing to apply the requirements prospectively. Upon adoption, the Company elected to not reassess the lease classification or initial direct costs of existing leases and to not reassess whether existing contracts contain a lease. In addition, the Company has elected to account for each contract’s lease and non-lease components as a single lease component. Upon adoption, the Company recognized $4.4 million in operating lease right-of-use assets and $4.6 million in noncurrent operating lease liabilities as well as a decrease of $0.4 million in deferred rent presented in Accounts payable and accrued liabilities.
Fair Value Measurement
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact in the Company’s consolidated financial statements and disclosures.
Nonemployee Stock Compensation
In November 2019, the FASB issued Accounting Standards Update No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer (“ASU 2019-08”), that simplifies and increases comparability of accounting for nonemployee share-based payments, specifically those made to customers. The new guidance requires companies to measure and classify (in the statements of financial position) share-based payments to customers by applying the guidance in Topic 718. As a result, the amount recorded as a reduction in revenue would be measured based on the grant-date fair value of the share-based payment. For entities that have not yet adopted the amendments in Update 2018-07, the amendments in this Update are effective for public business entities in fiscal years beginning after December 15, 2019. The Company adopted the amendment as of January 1, 2020. Adoption of the guidance did not have a material impact in the Company’s consolidated financial statements and disclosures.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
ASU 2021-05
In July 2021, the FASB issued ASU 2021-05, Leases: Lessors—Certain Leases with Variable Lease Payments, which provides guidance on accounting for sales-type leases with variable payments. This update is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. The Company adopted amendment as of January 1, 2022. Adoption of the guidance did not have a material impact in the Company’s consolidated financial statements and disclosures.
Recently Issued Accounting Pronouncements
ASU 2021-08
In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 requires that an acquirer recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with requirements of ASC 606. This update is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company does not anticipate material impact from adoption of this new standard in the Company’s Consolidated Financial Statements and related disclosures.
Reference Rate Reform (ASC 848).
In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This ASU provides an optional expedient and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, the FASB issued Accounting Standards Update (“ASU”) 2021-01, “Reference Rate Reform (Topic 848): Scope”. This ASU clarifies the scope and permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships that are impacted by the discounting transition. The Company is currently evaluating the impact of these ASUs on its consolidated financial statements.
3.BUSINESS COMBINATIONS
Helios
On December 29, 2022, the Company acquired the Helios mining facility from Argo Blockchain plc ("Argo"). Helios is a large-scale bitcoin mining facility located in Dickens County, Texas, which has the ability to operate up to 180 megawatts (MW) of mining capacity, utilizing immersion cooling technology. Galaxy recently received official approval from the Electric Reliability Council of Texas (“ERCOT”) and Wind Energy Transmission Texas, LLC (“WETT”) to scale up to 800 MW of capacity, enabling the Company to grow its proprietary and hosted bitcoin mining infrastructure beyond its previously stated goals.
The transaction was accounted for as an asset acquisition since substantially all of the fair value was concentrated on the acquired tangible assets of the Helios site. The purchase price was approximately $77 million, including transaction costs and working capital adjustments. The purchase price has been allocated to acquired assets and liabilities as follows:

(in thousands)
Cash	$1,861
Prepaid and other current assets	5,296
Property and equipment	77,477
Total assets	$84,634

Accounts payable and accrued expenses	8,168
Total liabilities	$8,168

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Concurrently with the acquisition of the Helios assets and liabilities, the Company also entered into a loan agreement for $35 million and a two-year hosting agreement with the seller, Argo.
Vision Hill Group Inc.
Vision Hill, a Delaware limited liability company, is an asset manager in the digital assets space with four distinct business units: a family of crypto hedge fund indices; a crypto asset manager intelligence database called “VisionTrack”; a bespoke consulting business for allocators; and a fund manager for fund of funds.
On May 19, 2021, GDH Ltd. legally acquired 100% of Vision Hill Group Inc. and Vision Hill Advisors, LLC (together, “Vision Hill” or “VHG”) by contributing an initial issuance of 1,065,295 shares and approximately $5.5 million of cash. Of the 1,065,295 ordinary shares, a portion were granted to VHG employee sellers, payable in three equal payments in the three years following the closing date of the transaction (May 19, 2021), on the condition that they are still employed by the Company. Given the employment requirement, the shares in GDH Ltd. are considered remuneration for services to be provided post-close, and not part of the purchase consideration. Immediately following GDH Ltd.’s acquisition of VHG, and contemplated in connection with the overall ownership structure of GDH Ltd. and GDH LP (as described in Note 1), GDH Ltd. contributed its ownership interest in VHG to GDH LP in exchange for equity of GDH LP in the same amount of consideration that GDH Ltd. transferred to VHG. Consequently, the effective result of the acquisition was GDH LP contributing equity in exchange for 100% of the ownership interest in VHG in order to expand its asset management business.
The acquisition of VHG was accounted for using the acquisition method. The consideration transferred was measured at fair value, which was calculated as the fair value of cash and equity interests issued in exchange for the net identifiable assets of VHG on May 19, 2021.

(in thousands)
Fair value of consideration transferred
Cash	$5,438
Common stock(1)	4,323
Total allocated purchase price	$9,761
Less: Identifiable net assets acquired, at fair value
Assets:
Cash	$289
Receivables and other net assets	10
Intangible asset – software technology	332
Goodwill	9,130
$9,761
__________________
(1)The fair value was based on the five day volume-weighted average price of GDH Ltd. of 23.74 USD as of 5/14/21.
Goodwill and Intangible Asset
At the date of acquisition of VHG the Company recorded $9.1 million of goodwill. Goodwill represents the future economic benefit arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was attributed to the expected synergies from combining operations with GDH LP and the expected future cash flows of the business.
The intangible asset of $0.3 million represents the proprietary software technology built by VHG. The valuation of the intangible asset was based on the estimated cost to replicate the software technology. The intangible asset is depreciated over its estimated useful life of 5 years. As at December 31, 2022, the intangible asset was $0.2 million.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Other
The revenue and net income / (loss) included in the Company’s consolidated statements of operations contributed by VHG for the year ended December 31, 2021, from the date of acquisition, were not material to the Company. Had the acquisition of VHG been completed on January 1, 2020, the impact to the Company’s revenue and net income would not have been materially different to what was previously disclosed.
4.DIGITAL ASSETS
The Company owns digital assets that vary in their design, rights and preferences. A number of the Company’s subsidiaries have investments in or perform activities related to digital assets. The Company’s digital assets are primarily purchased with the intent to resell in the near future, generating a profit from the fluctuations in prices. The Company engages in several trading strategies with respect to its digital assets, including a macro trading portfolio and market neutral trading strategies across a variety of digital assets and digital asset trading platforms. In addition, certain of the Company’s digital assets are owned by consolidated subsidiaries that operate as investment companies and manage capital on behalf of third parties in exchange for management fees and performance-based compensation.

(in thousands)	December 31, 2022	December 31, 2021
Digital assets held in self-custody	$432,157	$622,900
Digital assets held on trading platforms	129,858	1,175,572
Digital assets held by investment companies	—	288,489
	$562,015	$2,086,961
The Company had staked $4.0 million and $287.6 million of digital assets as of December 31, 2022 and December 31, 2021, respectively, in order to validate transactions on various blockchains. The Company receives staking awards in return for providing validation services. The amount of staking rewards received are not material in any of the periods presented. Staking rewards earned on Galaxy staked digital assets are included in Income from lending and staking in the consolidated statements of operations in the Global Markets segment.
Digital Assets Custodied and Digital Assets Held on Trading Platforms
The Company has evaluated the nature of the digital assets held in self-custody and on trading platforms for any stated rights and preferences and has determined that they should be classified as either intangible assets, with indefinite lives subject to ASC 350, Intangibles—Goodwill and Other, or where the digital assets represent a contractually redeemable right to USD on demand, a financial asset.
Digital intangible assets are initially measured at cost and are subsequently assessed for impairment. Impairment is recognized when the digital asset’s carrying amount exceeds its fair value, which is measured throughout the holding period using observable intraday low prices for the digital asset. Impairment expense is recognized as a cost of revenue in the consolidated statements of operations. When digital assets are sold and meet the appropriate derecognition criteria, the Company assigns costs to transactions on a first-in, first-out basis.
As of December 31, 2022 and 2021, the Company held $362.4 million and $1.5 billion, respectively, of digital intangible assets in self-custody or on trading platforms. For the years ended December 31, 2022, 2021 and 2020, the Company recorded digital intangible assets impairment losses of $6.1 billion, $9.3 billion, $731.4 million, respectively.
The Company has elected to account for digital financial assets using the fair value option. Accordingly, the Company will recognize any changes in the fair value in current period earnings in the consolidated statements of operations. As of December 31, 2022 and 2021, the fair value of digital assets classified as financial assets was $199.6 million and $335.6 million, respectively. Realized and unrealized gains and losses for digital assets classified as financial assets and subject to the fair value option are recorded in the Trading segment.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Digital Assets Held in Investment Companies
Consolidated subsidiaries that apply the specialized guidance for investment companies in ASC 946, Financial Services—Investment Companies, record their digital asset investments at fair value, with realized and unrealized gains and losses presented in Net gain on digital assets. The Company’s realized gain or loss on a digital asset is calculated as the proceeds received from the sale of the digital asset less its assigned original cost. For the years ended December 31, 2022, 2021, and 2020, the Company recorded net realized gain / (losses) attributable to digital assets held in investment companies of $(44.6) million, $302.5 million, and $11.6 million, respectively. The net realized and unrealized gains / (losses) on digital assets held by the general partners of the consolidated sponsored funds and the gain / (losses) attributed to limited partner noncontrolling interests are recorded in the Asset Management segment. As a result of a reduction of ownership percentage or amendments to the underlying partnership agreements, as of December 31, 2022, the Company did not consolidate any of its sponsored investment funds.
Digital Assets Rollforward
The following tables summarize the activity within our significant digital asset classes for the years ended December 31, 2022 and December 31, 2021:

Assets (in thousands)	Carrying value as of December 31, 2021	Purchases and receipts (1)	Carrying value of digital assets sold or disbursed (2)	Net transferred (borrow / loaned) (3)	Impairment	Change in fair value	Deconsolidation	Carrying value as of December 31, 2022
Digital intangible assets	$1,462,878	$120,420,713	$(115,738,595)	$342,235	$(6,124,848)	$—	$—	$362,383
Digital intangible assets at fair value (held by Investment Companies)	288,489	81,697	(64,645)	(15,204)	—	(174,082)	(116,255)	—
Digital financial assets	335,594	6,564,176	(6,542,544)	(157,594)	—	—	—	199,632
Total digital assets	$2,086,961	$127,066,586	$(122,345,784)	$169,437	$(6,124,848)	$(174,082)	$(116,255)	$562,015

Assets (in thousands)	Carrying value as of December 31, 2020	Purchases and receipts(1)	Carrying value of digital assets sold or disbursed(2)	Net transferred (borrow / loaned)(3)	Impairment	Change in fair value	Deconsolidation	Carrying value as of December 31, 2021
Digital intangible assets	$540,217	$134,996,302	$(126,364,206)	$1,586,116	$(9,295,551)	$—	$—	$1,462,878
Digital intangible assets at fair value (held by Investment Companies)	386,551	378,685	(354,529)	(54,409)	—	295,134	(362,943)	288,489
Digital financial assets	—	6,457,076	(6,223,198)	101,716	—	—	—	335,594
Total digital assets	$926,768	$141,832,063	$(132,941,933)	$1,633,423	$(9,295,551)	$295,134	$(362,943)	$2,086,961
__________________
(1)Includes receipts of digital intangible assets and digital financial assets of $2.2 billion and $6.8 billion in the form of loan interest, pre-launch investments and other investment distributions for the years ended December 31, 2022 and December 31, 2021, respectively.
(2)Digital intangible assets consists of digital assets sales costs of $114.8 billion and $124.7 billion included within the consolidated statement of operations and disbursements of $913.0 million and $1.6 billion of digital assets to satisfy certain liabilities for the years ended December 31, 2022 and December 31, 2021, respectively. Digital intangible assets at fair value (held by Investment Companies) represents gross sales proceeds for Digital intangible assets at fair value. Digital financial assets includes disbursements of $174.0 million and $1.8 billion to satisfy certain liabilities for the years ended December 31, 2022 and December 31, 2021, respectively.
(3)Includes all movements impacting the Digital intangible assets and Digital financial assets line items in the consolidated statement of financial position associated with digital asset lending and borrowing activities including collateral and fair value revaluations, as applicable, as well as digital asset related losses of $29.7 million for the year ended December 31, 2022 in relation to the bankruptcy of FTX.com ("FTX"). The Company also recognized a cash loss of $37.8 million as a result of FTX's bankruptcy, which is recorded in the General and Administrative expenses.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Significant Digital Asset Holdings
The following tables show our most significant digital asset holdings as of December 31, 2022 and December 31, 2021:

(in thousands)	Year Ended December 31, 2022
Bitcoin	$219,078
USDC	199,475
USDT	62,267
Ether	52,693
Other	28,502
Digital assets	$562,015

(in thousands)	Year Ended December 31, 2021
Ether	$510,220
Bitcoin	474,658
USDC	335,042
Solana	206,935
LUNA	182,492
Other	$377,614
Digital assets	$2,086,961
The Company measures its digital financial assets balances at fair value. The only digital financial asset the Company holds a material amount of is USDC. The other digital assets included in the above tables are accounted for as indefinite-lived intangible assets and presented at cost less accumulated impairment.
5. DIGITAL ASSETS LOAN RECEIVABLE AND DIGITAL ASSETS BORROWED
In the ordinary course of business, the Company enters into agreements to borrow for its own accounts to finance the Company’s operations and lend digital assets to counterparties. The Company may lend digital assets borrowed from counterparties or acquired through other operations.
Digital Assets Loan Receivable, Net of Allowance

(in thousands)	December 31, 2022	December 31, 2021
Digital asset loans receivable	$60,094	192,683
Less: Allowance for credit loss(1)	(10,123)	—
Digital asset loans receivable, net	$49,971	$192,683
(1)The Company recorded an allowance against a specific digital asset loan receivable during the year ended December 31, 2022 where the borrower was in financial distress. The rapid decline of bitcoin market value in June 2022 eroded the borrower’s collateral value. The Company liquidated the collateral when additional collateral was not provided within the contractually stipulated timeframe. The allowance was recorded on the remaining value of the loan receivable.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Collateral payable associated with digital assets loan receivable

(in thousands)	December 31, 2022	December 31, 2021
Collateral payable - Digital assets	$32,772	$202,312
Collateral payable - Cash	21,999	9,803
Collateral payable associated with digital assets loan receivable	$54,771	$212,115
Collateral payable represents assets to which the Company has the right to rehypothecate.
Digital Assets Borrowed

(in thousands)	December 31, 2022	December 31, 2021
Digital assets borrowed	$170,566	$905,013
The top three digital assets borrowed as of December 31, 2022 were bitcoin, Tether and ether, which represented approximately 83% of total Digital assets borrowed. The top three digital assets borrowed as of December 31, 2021 were bitcoin, USDC and ether, which represented approximately 67% of total Digital assets borrowed.
Assets posted as collateral associated with digital assets borrowed

(in thousands)	December 31, 2022	December 31, 2021
Assets posted as collateral - Digital intangible assets	$7,675	$45,003
Assets posted as collateral - Digital financial assets	16,800	—
Assets posted as collateral associated with Digital asset loans payable	$24,475	$45,003
6. DERIVATIVES
For the years ended December 31, 2022, 2021 and 2020 the Company recognized $192.6 million, $10.8 million, $5.7 million, respectively, of net derivative gain related to free-standing derivative instruments. The Company held $12.3 million and $20.3 million in collateral as of the years ended December 31, 2022 and December 31, 2021, respectively, related to derivative activity. This collateral was included in Collateral payable, similar to treatment of collateral received under the Company’s digital asset lending arrangements.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
The breakdown of the Company’s derivatives portfolio, as of December 31, 2022 and December 31, 2021 was as follows (in thousands):
December 31, 2022

	Absolute Notional	Gross Fair Value--Derivative Assets	Gross Fair Value-- Derivative Liabilities
Digital asset futures	$3,993	$1,371	$(6)
Digital asset forwards	10,966	4,350	(3,006)
Digital asset options	401,549	5,219	(7,862)
Digital asset swaps	8,160	283	(105)
Foreign currency swaps	5,637	—	(473)
Foreign currency forwards	252,210	2,062	(1,788)
Foreign currency options	13,911	—	—
Index futures	66,707	637	(280)
Exchange traded treasury futures(1)	676,929	702	(979)
Exchange traded digital asset options(1)	2,314	1,926	(1,339)
Exchange traded commodity options(1)	52,104	2,213	(693)
Exchange traded commodity futures(1)	4,565	—	(37)
	1,499,045	18,763	(16,568)

Digital assets receivable	62,915	17,578	—
Embedded derivatives — Digital assets borrowed	176,614	7,074	(1,219)
Embedded derivatives — Collateral payable	76,738	3,725	(150)
Embedded derivative — Notes payable	445,000	—	(868)
______________
(1) Exchange traded digital currency options and futures are traded on a traditional financial exchange.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
December 31, 2021

	Absolute Notional	Gross Fair Value—Derivative Assets	Gross Fair Value—Derivative Liabilities
Digital asset futures	$1,630	$—	$—
Digital asset forwards	4,637	—	(4,378)
Digital asset options	1,818,721	39,575	(9,166)
Digital asset swaps	44,876	1	—
Treasury futures	1,682,238	—	(4,542)
Foreign currency swaps	13,206	59	(65)
Index futures	94,965	—	(4,920)
Exchange traded digital asset options(1)	53,302	6,035	(194)
Exchange traded digital asset futures(1)	43,851	—	(2,302)
	3,757,426	45,670	(25,567)

Digital assets receivable	25,400	71,657	—
Embedded derivatives – Digital assets borrowed	660,350	97,379	(42,871)
Embedded derivatives – Collateral payable	467,192	32,451	(18,898)
Warrant liability	10,741	—	(20,488)
Embedded derivative – Notes payable	500,000	—	(58,866)
__________________
(1)Exchange traded digital currency options and futures are traded on a traditional financial exchange.
7. INVESTMENTS
Net gain on investments in the Company’s consolidated statements of operations consists of the following:
•Net realized gains related to sales of investments were $42.5 million, $232.7 million and $10.8 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.
•Net change in unrealized gains / (losses) related to investments were $(507.5) million, $552.0 million and $95.3 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively.
•Accumulated net unrealized gains / (losses) related to investments held in the Company’s consolidated statements of financial position were $111.2 million, $613.3 million, and $71.5 million as of December 31, 2022, December 31, 2021, and December 31, 2020, respectively.
Investments at Measurement Alternative
The following table presents investments for which the measurement alternative has been elected. These investments have been valued at cost less impairment, and where applicable at observable transaction prices based on orderly transactions for the identical or similar investments of the same issuer.

		Impairment		Upward Adjustments
(in thousands)	Carrying Value	Period to date	Cumulative	Period to date	Cumulative
December 31, 2022	$195,685	$(99,294)	$(115,346)	$40,042	$211,689
December 31, 2021	$260,362	$(1,052)	$(17,331)	$195,022	$200,812
For the year ended December 31, 2022 and 2021, three investments with a fair value of $0.3 million and seven investments with a fair value of $68.7 million, respectively, were reclassified out of measurement alternative due to

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
changes to investee capital structure and valuation methodology. These investments are now held at fair value (Note 9).
8. FAIR VALUE OPTION
The Company elected the fair value option for certain eligible assets. The following table summarizes the financial instruments for which the fair value option has been elected:

(in thousands)	December 31, 2022	December 31, 2021
Assets
Digital financial assets	$199,632	$335,594
Investments(1)	290,629	549,405
Total	$490,261	$884,999
__________________
(1)Investments measured at fair value per the Company’s consolidated statements of financial position include equity investments which inherently qualify for fair value measurement ($86.9 million and $252.1 million as of December 31, 2022 and December 31, 2021, respectively) in addition to the equity investments noted above for which the Company elected the Fair Value Option.
The fair value option was only elected for investments, within the Investments line item, where the Company was deemed to have significant influence and otherwise would have applied the equity method of accounting.
Realized and unrealized gains / (losses) on financial instruments for which the fair value option has been elected are recorded as Net gain on investments and Net gain on digital assets in the Company’s consolidated statements of operations. The following table presents the realized and net change in unrealized gains / (losses) on the financial instruments on which the fair value option was elected:

	December 31, 2022		December 31, 2021		December 31, 2020
(in thousands)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)	Realized Gains / (Losses)	Net Change in Unrealized Gains / (Losses)
Investments	48,501	(320,050)	129,737	275,928	18,962	61,776
The realized and unrealized gains / (losses) for digital financial assets were immaterial for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, as the market value did not fluctuate significantly.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
9. FAIR VALUE MEASUREMENTS
Recurring fair value measurements
Items measured on a recurring basis at fair value:

	As of December 31, 2022
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$—	$199,632	$—	$199,632
Digital financial assets loan receivable, net of allowance	—	24,251	—	24,251
Digital assets receivable	—	1,524	16,054	17,578
Digital assets posted as collateral	—	25,138	—	25,138
Counterparty digital assets	—	18,017	—	18,017
Derivative assets	—	18,763	—	18,763
Embedded derivative - Collateral payable	—	3,725	—	3,725
Embedded derivative - Digital assets borrowed	—	7,074	—	7,074
Investments(1)	11,259	1,300	170,526	183,085
	$11,259	$299,424	$186,580	$497,263
Liabilities
Investments sold short	$91	—	—	91
Counterparty digital assets obligation	—	18,017	—	18,017
Derivative liabilities	—	16,568	—	16,568
Embedded derivative - Digital assets borrowed (2)	—	1,219	—	1,219
Embedded derivative - Collateral payable (2)	—	150	—	150
Embedded derivative - Notes payable	—	868	—	868
	$91	$36,822	$—	$36,913
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($209.8 million) and equity securities utilizing the measurement alternative, as they are without readily determinable fair values, ($195.7 million).
(2)Includes embedded derivatives on digital intangible assets and digital financial assets measured at fair value.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

	As of December 31, 2021
(in thousands)	Level 1	Level 2	Level 3	Total
Assets
Digital financial assets	$—	$335,594	$—	$335,594
Digital intangible assets at fair value (held by Investment Companies)	—	288,489	—	288,489
Digital financial assets loan receivable, net of allowance	—	111,704	—	111,704
Digital assets receivable	—	10,035	61,621	71,656
Assets posted as collateral	—	71,400	—	71,400
Counterparty digital assets	—	116,768	—	116,768
Derivative assets	—	45,670	—	45,669
Embedded derivative – Collateral payable	—	32,451	—	32,451
Embedded derivative – Digital assets borrowed	—	97,379	—	97,379
Investments(1)	64,072	—	436,983	501,055
	$64,072	$1,109,490	$498,604	$1,672,165
Liabilities
Investments sold short	11,630	—	—	11,630
Counterparty digital assets obligation	—	116,768	—	116,768
Derivative liabilities	—	25,567	—	25,567
Embedded derivative - Digital assets borrowed(2)	—	42,871	—	42,871
Embedded derivative - Collateral payable(2)	—	18,898	—	18,898
Embedded derivative - Notes payable	—	58,866	—	58,866
Warrant liability	—	20,488	—	20,488
	$11,630	$283,458	$—	$295,088
__________________
(1)Excludes equity securities measured utilizing net asset value as a practical expedient ($312.9 million) and equity securities utilizing the measurement alternative, as they are without readily determinable fair values, ($260.4 million).
(2)Includes embedded derivatives on digital intangible assets and digital financial assets measured at fair value.
Nonrecurring fair value measurements
Impairment losses are recognized for Digital intangible assets, Property and equipment, net and Prepaid expenses and other assets when their carrying amounts exceed fair value. The Company categorized the fair value measurements utilized for Digital intangible assets as Level 2. The carrying value for Digital assets accounted for as intangible assets was $362.4 million and $1.5 billion as of December 31, 2022 and December 31, 2021, respectively. The Company categorized the fair value measurements for Property and equipment, net and Prepaid expenses and other assets as Level 3.
The following tables summarize changes in assets and liabilities measured and reported at fair value for which Level 3 inputs have been used to determine fair value for the years ended December 31, 2022, and 2021 respectively:

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

(in thousands) Assets	Fair value, Beginning Balance	Purchases	Sales/Distributions	Net Realized Gain / (Loss) on Digital Assets and Investments	Net Unrealized Gain / (Loss) on Digital Assets and Investments	Transfers in/(out) of Level 3	Fair value, Ending Balance
Digital assets receivable
2022	$61,621	$45,966	$—	$—	$(55,206)	$(36,327)	$16,054
2021	$19,724	$16,368	$—	$—	$37,613	$(12,084)	$61,621
Investments
2022	$436,983	$15,266	$(3,992)	$3,792	$(236,315)	$(45,208)	$170,526
2021	$97,470	$131,803	$(23,407)	$19,697	$209,623	$1,797	$436,983
Transfers in and out of Level 3 are considered to have occurred at the beginning of the period the transfer occurred. For the year ended December 31, 2022, total transfers into Level 3 were $11.4 million and total transfers out of Level 3 were $92.9 million. Transfers into Level 3 were due to fair value adjustments determined by unobservable market inputs and recategorization. The transfers out of Level 3 were due to removal of restrictions and updated valuation methodologies. For the year ended December 31, 2021, total transfers into Level 3 were $32.5 million and total transfers out of Level 3 were $42.7 million. Transfers into Level 3 were due to fair value adjustments determined by unobservable market inputs. The transfers out of Level 3 were due to the removal of restrictions.
The following table presents additional information about valuation methodologies and significant unobservable inputs used for assets and liabilities that are measured and reported at fair value and categorized within Level 3 as of December 31, 2022 and December 31, 2021, respectively:

Financial Instrument	Fair Value at December 31, 2022 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital assets receivable	$16,054	Marketability discount	1.9% - 60.6%	20.5%
Investments	$170,526	Time to liquidity event (years)	3.3 - 5.0	4.9
		Volatility	90.0%	90.0%
		Risk free rate	0.2% - 4.2%	3.9%
		Control discount	10.0%	10.0%
		Market adjustment discount	20.0% - 65.0%	37.4%
		Marketability discount	10.0% - 40.0%	27.6%
		Enterprise value to revenue multiple	1.4x - 3.5x	2.7x
		Exit multiple	4.0x	4.0x
		Discount rate	17.0%	17.0%
		Terminal value	$—	$—

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

Financial Instrument	Fair Value at December 31, 2021 (in thousands)	Significant Unobservable Inputs	Range	Weighted Average
Digital assets receivable	$61,621	Marketability discount	15.7% – 61.2%	45.5%
Investments	$436,983	Time to liquidity event (years)	0.3 – 5.0	2.90
		Volatility	50.0% – 120.0%	67.1%
		Risk free rate	(0.1)% – 1.0%	0.6%
		Control discount	10.0%	10.0%
		Marketability discount	10.0% – 25.1%	15.4%
		Enterprise value to revenue multiple	6.25x – 7.0x	6.8x
		Discount rate	56.0%	56.0%
		Terminal value	$261,772	$261,772
Significant increases and/or decreases in the various unobservable inputs used to determine the Level 3 valuations could result in significantly higher or lower fair value measurements.
Financial Instruments Not Measured at Fair Value
The following table presents the fair value of financial instruments not measured at fair value in the Company’s consolidated statements of financial position. This table excludes non-financial assets and liabilities.

	As of December 31, 2022
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$542,101	$542,101	$542,101	$—	$—
Accounts receivable	30,874	30,874	30,874	—	—
Loans receivable	163,588	163,588	—	—	163,588
Total Assets	$736,563	$736,563	$572,975	$—	$163,588
Accounts payable and accrued liabilities	120,955	120,955	120,955	—	—
Notes payable	385,383	229,048	—	229,048	—
Total Liabilities	$506,338	$350,003	$120,955	$229,048	$—

	As of December 31, 2021
(in thousands)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$840,776	$840,776	$840,776	$—	$—
Accounts receivable	60,682	60,345	60,345	—	—
Loans receivable	190,087	190,087	—	—	190,087
Total Assets	$1,091,545	$1,091,208	$901,121	$—	$190,087
Accounts payable and accrued liabilities	159,458	159,458	159,458	—	—
Loans payable	33,289	33,289	—	—	33,289
Notes payable	534,196	397,884	—	397,884	—
Total Liabilities	$726,943	$590,631	$159,458	$397,884	$33,289
10. LOANS RECEIVABLE
In the general course of business, the Company offers U.S. dollar loans to digital asset owners who collateralize the loan with their digital assets. Loans accounted for at amortized cost are placed on nonaccrual status when it is probable that the Company will not collect all principal and interest due under the contractual terms, regardless of

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
the delinquency status or if a loan is past due for 90 days or more, unless the loan is both well collateralized and has begun reperforming. No Loans receivable were on nonaccrual status as of December 31, 2022 or December 31, 2021.
Loans receivable, current and non-current

(in thousands)	December 31, 2022	December 31, 2021
Loans receivable	$62,611	$190,087
Loans receivable, non-current	100,977	—
Loans receivable, current and non-current	$163,588	$190,087
Non-current loans receivable is comprised of the non-current portion of loans with Argo Blockchain Inc. ("Argo") and Blockstream Inc. ("Blockstream"). The loan with Argo is secured by, amongst other assets, the mining equipment of Argo that is physically located in the Helios facility. The Blockstream loan is secured by substantially all physical assets of Blockstream.
The outstanding loans receivable are scheduled to be repaid on the following periods:

(in thousands)	Amounts
2023	$62,611
2024	87,852
2025	13,125
Loans receivable, current and non-current	$163,588
Outstanding balances represent loan principal and exclude accrued interest receivable on loans. The allowance for credit losses for Loans receivable is not material to the Company’s consolidated financial statements as of December 31, 2022 and December 31, 2021 due to the collateralized nature of the loan receivables and/or their short-term maturity.
Collateral payable associated with loans receivable, current

(in thousands)	December 31, 2022	December 31, 2021
Collateral payable - Digital assets	$34,582	$242,156
Collateral payable - Cash	29,483	—
Collateral payable associated with loans receivable, current	$64,065	$242,156
Collateral payable represent assets to which the Company has the right to rehypothecate. As of December 31, 2022 and December 31, 2021, borrowers had pledged digital asset collateral, which the Company did not have the right to rehypothecate, of $0 and $87.5 million, respectively. Although the Company does not have the right to use the pledged digital asset collateral, it holds the cryptographic key information; therefore, the Company has recognized Counterparty digital assets obligations and related Counterparty digital assets in the consolidated statements of financial position as of December 31, 2021.
For the years ended December 31, 2022, 2021, and 2020, interest income related to the Company’s Loans receivable were $17.6 million, $8.5 million, and $0.5 million, respectively.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
11. PROPERTY AND EQUIPMENT
The following table represents property and equipment balances and accumulated depreciation as of December 31, 2022 and December 31, 2021:

(in thousands)	December 31, 2022	December 31, 2021
Corporate assets (1)	$13,351	$5,707
Mining equipment	29,334	12,628
Leaseholds improvements	67,351	—
Land	10,490	—
WIP / Construction in progress (2)	133,018	41,940
Property and equipment, gross	253,544	60,275
Less: Accumulated depreciation	(12,156)	(2,918)
Less: Impairment / Loss on disposal (3)	(53,369)	(3,028)
Property and equipment, net	$188,019	$54,329
______________
(1)Corporate assets balances primarily relate to computer equipment, leasehold improvements, and furniture and fixtures.
(2)WIP/Construction in Progress primarily relates to mining equipment of $78.5 million and hosting infrastructure under construction of $11.5 million.
(3)Recognized in General and administrative expenses in the consolidated statements of operations. During the year ended December 31, 2021, the Company recorded impairment losses due to the exit of premises prior to the end of the lease term. Refer to Notes 12 and 15 for further information on the Company's leases.

Depreciation expense of $9.2 million, $1.7 million and $0.6 million related to property and equipment for the years ended December 31, 2022, 2021 and 2020, respectively, is included in General and administrative expenses in the Company’s consolidated statements of operations.
Impairment of mining equipment
During the year ended December 31, 2022, the Company recognized an impairment of $50.3 million in relation to its mining equipment including assets in WIP/Construction in progress. The net book value of mining equipment after this impairment charge, including the assets held in WIP/Construction in progress, is $90.8 million as of December 31, 2022. The impairment was triggered by a prolonged reduction in the value of Bitcoin, which affected the expected cash flows to be generated from the mining equipment. Estimating the undiscounted cash flows expected to result from the use and eventual disposition of the mining equipment and the fair value of the mining equipment involves significant judgment. The significant assumptions used in the measurement of impairment includes bitcoin price, network difficulty, power costs and the market price used to estimate the fair value of mining equipment.
12. LEASES
Lessee
The Company enters into leases primarily for real estate, substantially all of which are used in connection with its operations.
Operating lease costs were $4.1 million, $2.4 million and $1.0 million for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. Variable lease costs, which are included in operating lease costs, were not material for the years ended December 31, 2022 and 2021, respectively.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Supplemental disclosures for the consolidated statements of cash flows:

(in thousands)	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities
Cash paid in the measurement of operating lease liabilities	$4,216	$1,091
Supplemental balance sheet and other disclosures related to Operating lease right-of-use assets:

(in thousands, except lease term and discount rate)	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	$13,735	$11,746
Operating lease liabilities	16,873	14,971
Weighted average remaining lease term	4.8 years	6.2 years
Weighted average discount rate(1)	10%	10%
__________________
(1)The weighted average discount rate represents the Company’s incremental borrowing rate
The following table represents future minimum lease payments of the Company’s operating lease liabilities as of December 31, 2022:

(in thousands)	Lease liability
Year ending December 31,
2023	$6,082
2024	4,405
2025	2,915
2026	2,557
2027	2,572
2028 and beyond	3,001
Total future minimum lease payments	$21,532
Less: Interest	4,659
Total lease liability	$16,873
Lessor
During the year ended December 31, 2021, the Company entered into agreements to lease mining equipment to third parties. These leases are accounted for as sales-type finance leases due to the existence of bargain purchase options. The Company receives both fixed and variable payments in relation to these leases. Revenue associated with mining leases is recognized within Income from mining in the Company’s consolidated statements of operations. Expenses associated with mining leases are recognized within Mining costs in the Company’s consolidated statements of operations.

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Revenues
Leasing income	$1,202	$491	$—
Sales of mining equipment	2,965	13,694	—
Loss on disposal	(2,046)	—	—
Cost of sales
Mining equipment sales costs	2,453	8,553	—

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Receivables related to the mining equipment leased are recognized within Other non-current assets in the Company’s consolidated statements of financial position. The Company had net investment in sales-type leases of $2.0 million and $6.9 million and $0 as of December 31, 2022, December 31, 2021 and December 31, 2020. The future cash receipts related to the Company’s sales-type finance leases is $1.8 million as of December 31, 2022 and will be received through June 2023.
13. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The following table reflects the changes in carrying amount of goodwill:

	Year Ended December 31,
(in thousands)	2022	2021
Balance, beginning of period	$24,645	$15,515
Additions due to acquisitions (Note 3)	—	9,130
Balance, end of period	$24,645	$24,645
The Company recognized no impairment of Goodwill for the years ended December 31, 2022, 2021 and 2020. $15.5 million of goodwill from acquisitions made in the year ended December 31, 2020 was assigned to the Global Markets segment, and $9.1 million of goodwill from the VHG acquisition made in the year ended December 31, 2021 was assigned to the Asset Management segment.
Other intangible assets
The following table represents intangible assets and accumulated amortization as of the years ended December 31, 2022 and December 31, 2021:

(in thousands)	December 31, 2022	December 31, 2021
Software technology(1)	$7,700	$2,738
Indefinite-lived intangible asset	1,761	1,761
Intangible assets, gross	9,461	4,499
Less: Accumulated amortization	(2,513)	(1,412)
Intangible assets, net	$6,948	$3,087
_______________
(1)Includes capitalized equity based compensation of $0.8 million as of December 31, 2022
The Company estimates that there is no significant residual value related to its intangible assets. The expected future amortization expense for intangible assets for the next five years is as follows:

(in thousands)	Amounts
2023	$66
2024	1,059
2025	1,059
2026	1,017
2027	993
2028 and beyond	993
Total future amortization expense	$5,187

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
14. OTHER ASSETS AND ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Prepaid expenses and other assets consist of the following:

(in thousands)	December 31, 2022	December 31, 2021
Prepaid expenses	$1,711	$3,103
Prepaid mining expenses	5,296	16,616
Current tax asset and tax receivable	15,462	3,608
Prepaid acquisition cost	5,400	—
Other(1)	6,001	1,276
	$33,870	$24,603
__________________
(1)Includes receivables related to non-consolidated funds management and advisory activities.
Accounts payable and accrued liabilities consist of the following:

(in thousands)	December 31, 2022	December 31, 2021
Compensation and compensation related	$32,566	$62,143
Professional fees	14,270	17,925
Promissory note	52,548	—
Payable for digital asset trades	2,557	13,216
Interest	2,342	8,055
Profit share arrangement	—	16,568
Accrued transaction fees	—	21,775
Accounts payable	12,532	4,509
Deferred revenue	2,020	—
Payable for investment purchased	500	1,500
Other	1,620	13,767
	$120,955	$159,458
15. COMMITMENTS AND CONTINGENCIES
Leases
As of December 31, 2022 and 2021, the Company had commitments primarily under five subleases and three subleases, respectively. During the year ended December 31, 2021, the Company exited the premises of two subleases prior to the conclusion of the lease terms. The Company is required to make payments on the abandoned subleases through June 2023. Refer to Note 12 for further information on lease commitments.
Investment and loan commitments
As of December 31, 2022, the Company was obligated to ten portfolio companies to fund up to $83.6 million, of which $8.8 million was funded subsequent to year end. The Company has outstanding loan commitments of $210.0 million under revolving credit agreements, out of which $0 was funded as of December 31, 2022 (Note 5).
Other
The Company has provided standard representations for agreements and customary indemnification for claims and legal proceedings. Insurance has been purchased to mitigate certain of these risks. There are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, counterparties to these transactions often provide

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
comparable indemnifications. The Company is unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, it is not possible to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. The Company believes, however, that the possibility of making any material payments for these indemnifications is remote. As of December 31, 2022 and 2021, there was no liability accrued under these arrangements.
In the ordinary course of business, the Company and its subsidiaries may be threatened with, named as defendants in, or made parties to pending and potential legal actions. Except as discussed below, the Company does not believe that the ultimate outcome of these or any outstanding matters will have a material effect upon our business, results of operations or financial condition.
We are currently in the process of responding to inquiries from U.S. regulators which, in some cases, may implicate our compliance with U.S. securities laws. In particular, members of the staff of the SEC’s Division of Enforcement have raised whether certain of the digital assets that we trade are securities and therefore such trading activities should be conducted through a registered entity. Discussions with the SEC staff are ongoing and we have not received notice stating that the staff has made a determination to recommend enforcement action to the SEC. We believe there are good defenses to any assertion that our activities implicate entity registration requirements. It is premature to predict the potential outcome of these discussions and any potential impact on our business, results of operations or financial condition.
Financial Support of GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reasonably incurred expenses in the conduct of GDH Ltd.'s business.
Tax Distributions
The LPA also allows the Company to make distributions, as and when determined by the General Partner, in its sole discretion so as to enable unit holders to pay anticipated taxes with respect to allocated Company taxable income and / or gains. Amounts distributed pursuant to the tax distribution provision are treated as an advance against, and reduce (on a dollar for dollar basis), future amounts that would otherwise be distributable to such limited partners. The LPA provides that the value of any tax distribution made shall not exceed 25% of the Company’s market capitalization determined at the time the General Partner determines to make such distribution.
Subsequent to December 31, 2022, a distribution of $22.4 million was approved in April 2023.
In December 2021, the Company contributed approximately $523.0 million into wholly-owned subsidiaries through which the Company is operating Bitcoin mining activities and exploring ways to operate other qualified cryptocurrency and blockchain related activities in qualified opportunity zones. The qualified opportunity zone program was established by Congress under the Tax Cuts and Jobs Act of 2017 to encourage long-term investments in low-income urban and rural communities nationwide, and through which taxpayers may defer eligible capital gains provided they meet the program’s requirements. In December 2026, the Company will be required to recognize capital gains on 90% of the contributed amount for U.S. Federal tax purposes, which will be allocated to its partners in accordance with their ownership interests at that time. As such depending on facts and circumstances at that time, the Company may be required to make additional tax distributions to its partners, including GDH Ltd.
Unfunded Commitments to Variable Interest Entities (VIEs)
Refer to Note 16 for further information on VIEs.
16. VARIABLE INTEREST ENTITIES
Consolidated Sponsored Investment Funds
In the normal course of business, the Company sponsors and manages investment funds. The Company consolidates the sponsored investment funds designated as VIEs where it is deemed to have a controlling financial

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
interest. The funds provide specific investment opportunities to limited partners and generate management and performance fees for the Company, which are eliminated upon consolidation. As a result of reduction of ownership percentage or amendments to the underlying partnership agreement, as of December 31, 2022, the Company no longer consolidated any of its sponsored investment funds.
The Company’s involvement in financing the operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to consolidated VIEs. The assets of consolidated VIEs may only be used to settle obligations of the VIEs. The assets of these VIEs are not available to creditors of the Company. In addition, the investors in these VIEs have no recourse to the credit of the Company; and the Company cannot readily access cash held by consolidated sponsored investment funds to use in its operating activities.
The Company had $0 unfunded commitments to consolidated VIEs as of December 31, 2022 and December 31, 2021.
The Company retains the specialized investment company accounting principles of the underlying consolidated funds. All of the underlying investments held by such consolidated sponsored investment funds are carried at fair value with corresponding changes in the investments’ fair values reflected in Net gain on digital assets or Net gain on investments in the Company’s consolidated statements of operations.
The following table presents the balances related to the consolidated sponsored investment funds accounted for as VIEs, in the Company’s consolidated statements of financial position, including the Company’s net interest in the funds:

(in thousands)	December 31, 2021
Assets
Cash and cash equivalents	$6,143
Digital intangible assets	288,488
Accounts receivable	4
Investments	—
Prepaid expenses and other assets	590
Total assets of consolidated VIEs	$295,225
Liabilities
Accounts payable and accrued liabilities	$9,194
Total liabilities of consolidated VIEs	9,194
Redeemable noncontrolling interests	161,536
Net interest in consolidated VIEs	124,495
Total liabilities and equity of consolidated VIEs	$295,225
Net income / (loss) attributable to redeemable noncontrolling interests (i.e., the portion not attributable to the Unit holders of the Company) is identified in the Company’s consolidated statements of operations. Income / (loss) attributable to redeemable noncontrolling interests is not adjusted for income taxes for consolidated sponsored investment funds that are treated as pass-through entities for tax purposes. Net gain / (loss) related to consolidated VIEs is presented in the following table:

(in thousands)	December 31, 2022	December 31, 2021	December 31, 2020
Net gain / (loss) on consolidated VIEs	$(166,113)	$301,984	$227,422
Net income / (loss) attributable to NCI on consolidated VIEs	$(97,219)	$197,376	$153,385

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Non-consolidated Sponsored Investment Funds & Other VIEs
The Company also holds investments in VIEs that are not consolidated due to either a lack of variable interests or where the Company is not the primary beneficiary. This includes funds which were once controlled but were subsequently deconsolidated due to reduced ownership percentage or other changes. The fair value option was elected for investments in non-consolidated VIEs for which the Company was deemed to have significant influence; therefore, changes in the fair value of these investments are recorded through net income in Net gain on investments in the consolidated statements of operations. NAV was utilized as the practical expedient to fair value. See Note 8 for further information.
Similar to the consolidated VIEs, the Company’s involvement in financing operations of the VIEs is limited to its investment in the entity. The Company does not provide performance guarantees and has no other financial obligation to provide funding to VIEs, other than its own capital commitments.
The following table illustrates the Company’s maximum exposure to unconsolidated VIEs which is limited to the fair value of its investments and unfunded commitment as of year-end.

	December 31, 2022			December 31, 2021
(in thousands)	Fair Value of Investment	Unfunded Commitments	Maximum Exposure	Fair Value of Investment	Unfunded Commitments	Maximum Exposure
Non-Consolidated Sponsored Investment Funds	$141,439	$69,169	$210,608	$151,370	$21,511	$172,881
Other VIE’s	98,400	14,481	112,881	232,446	12,398	244,844
Total	$239,839	$83,650	$323,489	$383,816	$33,909	$417,725
17. LOANS AND NOTES PAYABLE
Loans payable
In the ordinary course of business the Company may borrow fiat currency, such as US dollars, to facilitate digital asset trading and lending activity. For the majority of these loans, there is no set repayment term and the Company can prepay without penalty.

(in thousands)	December 31, 2022	December 31, 2021
Loans payable	$—	$33,289
For the years ended December 31, 2022, 2021, and 2020, interest expense related to the Company’s Loans payable were $6.9 million, $3.3 million, $0.1 million, respectively.
Assets posted as collateral associated with loans payable

(in thousands)	December 31, 2022	December 31, 2021
Assets posted as collateral - Digital intangible assets	$—	$26,397
Assets posted as collateral associated with loans payable	$—	$26,397
Notes payable
On December 9, 2021, GDH LP issued $500 million aggregate principal amount of 3.00% exchangeable notes (the “Exchangeable Notes”). The Exchangeable Notes will mature and the aggregate principal amount is due in 2026, unless earlier exchanged, redeemed or repurchased. Interest on the Exchangeable Notes is payable semi-annually. There was no discount or premium associated with the notes. The Exchangeable Notes had an initial exchange rate of 7,498.2210 ordinary Shares per US$250,000 principal amount, which may be adjusted subject to

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
certain events. Subject to the satisfaction of certain conditions and certain periods, holders of the Exchangeable Notes may opt to exchange them for shares at the Company’s election, or in cash, or a combination of thereof. All Exchangeable Notes issued are subject to certain selling and transfer restrictions set forth in each investor’s note purchase agreement and as set forth in the indenture that governs the Exchangeable Notes.
The Company determined that the conversion feature represented a derivative financial instrument embedded in the Exchangeable Notes. The conversion feature was recorded at fair value as a discount to the value of the Exchangeable Notes as of inception date. Accordingly, the Company recorded an aggregate initial discount of $71.0 million for the fair value of the derivative liability. The difference between the proceeds allocated to the convertible instrument at issuance and the fair value of the conversion feature was allocated to the host contract. The Exchangeable Notes and the associated derivative liability are shown as Notes payable in the Company’s consolidated statements of financial position. In the year ended December 31, 2022, the Company purchased and cancelled $55 million of Exchangeable Notes for a consideration of approximately $30 million. As of December 31, 2022 and December 31, 2021, the total amount for Notes payable was $384.5 million and $475.3 million, respectively. The gain / (loss) recognized in the Company’s consolidated statement of operations for the years ended December 31, 2022 and December 31, 2021 was $58.0 million and $12.1 million, respectively. The unamortized debt issuance cost as of December 31, 2022 was $9.7 million.
On initial recognition, debt issuance costs of $13.4 million were recognized as a reduction of Notes payable and are being accreted over the term of the debt. The interest expense from the Exchangeable Notes as of December 31, 2022 and December 31, 2021 was $37.0 million and $1.8 million, including coupon interest expense of $14.9 million and $0.9 million, respectively. The effective interest rate on the Exchangeable Notes is 7.0%.
18. EQUITY
Issued Unit holders’ Capital
GDH LP has two classes of ownership interests, representing limited partner interests:
(1)GDH LP Class A Units, which are subdivided into GDH LP A-1 Units, all of which are held by GDH Ltd., and GDH LP A-2 Units, all of which are held indirectly by GDH Ltd., through GDH Ltd.’s wholly owned U.S. subsidiary, GDH Intermediate LLC; and
(2)GDH LP Class B Units, all of which are held by GGI, employees of GDH LP as part of the GDH LP employee compensation plan and certain former shareholders.
The GDH LP Class A Units and GDH LP Class B Units rank pari passu to all distributions from GDH LP.
Under the terms of the LPA, GDH LP Class B Units will be exchangeable for GDH Ltd. shares on a one-for-one basis subject to certain limitations and customary adjustments for stock splits, stock dividends and other similar transactions. On receipt of a request to exchange, the Company or the General Partner will cancel the Class B Units and will cause GDH Ltd. to issue ordinary shares. In addition, GDH LP will issue Class A Units to GDH Ltd. for the same amount of ordinary shares issued by GDH Ltd. Alternatively at the election of GP on behalf of GDH LP, GDH LP may deliver an amount of cash in lieu of GDH Ltd. shares to an exchanging GDH LP Class B Unit holder
The business of GDH LP is conducted by its General Partner who will be liable for all debts and obligations of the exempted limited partnership to the extent the Company has insufficient assets. As a general matter, a limited partner of GDH LP will not be liable for the debts and obligations of the exempted limited partnership except in narrow circumstances including (i) if such limited partner becomes involved in the conduct of GDH LP’s business and holds himself out as a general partner to third parties or (ii) if such limited partner is obliged pursuant to the Cayman Exempted Limited Partnerships Act to return a distribution made to it where the exempted limited partnership is insolvent and the limited partner has actual knowledge of such insolvency at that time.
Private Investment in Public Equity (“PIPE”)
On November 12, 2020 (the “Closing”), GDH Ltd. closed a PIPE of $50 million of aggregate gross proceeds ($49.3 million net of $0.7 million of cash share issuance costs). As part of the PIPE, GDH Ltd. issued 19,070,000

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
shares and 4,767,500 warrants. Each warrant is exercisable into an ordinary share of GDH Ltd. for a term of two years from the date of issuance at an exercise price of C$8.25. All securities issued pursuant to the PIPE are subject to selling restrictions set forth in the investment agreements. The investment agreements provide that: (i) no sales were permitted during the first six months from the Closing; (ii) sales of up to 33.3% of total shares issued were permitted seven to nine months after the Closing, (iii) sales of up to 66.6% of the total shares issued were permitted ten to twelve months after the Closing, and (iv) sales of up to 100% of total shares issued are permitted eighteen months after the Closing. All shares remain subject to a maximum daily selling restriction of no more than 10% of daily traded volume. The selling restrictions terminate upon certain corporate actions by GDH Ltd.
Under the terms of the LPA, the Company will issue a Class A Unit for each GDH Ltd. common share issued and any liability associated with the warrant will be pushed down to the Company. On initial recognition, the warrants were valued at $6.5 million and were recorded as a derivative financial liability. As at December 31, 2022 the value of the warrant liability was $0 as all of the outstanding warrants expired in November 2022. At December 31, 2021, the value of the warrant liability was $20.5 million. The associated losses recognized in the Company’s consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020 were $20.3 million, $45.6 million and $14.3 million, respectively.
The fair value of the warrant liability is calculated using the Black-Scholes Option Pricing Model. A continuity table for the change in the liability-classified warrant and the inputs used to value the warrant liability as at issuance date and December 31, 2022 are included in Note 9. During the year ended December 31, 2022, 23,838 of the warrants were exercised at an exercise price of C$8.25. As at December 31, 2022 there were no warrants outstanding and as at December 31, 2021 there were 1,647,556 warrants outstanding.
Issued Capital
Class A Units
During the years ended December 31, 2022, 2021, and 2020, the Company issued 14,131,494, 10,301,987, 28,212,964 Class A Units, respectively, to GDH Ltd. on exchange of Class B Units, exercise of stock options, restricted share units vesting, as a result of the warrant exercise and as consideration for the business combinations. See Note 3 for further information regarding business combinations.
Ordinary share repurchase
On May 16, 2022, GDH Ltd. announced that the TSX approved the Company's plan to commence a normal course issuer bid (a "Bid") to purchase up to 10,596,720 ordinary shares (10% of the Company's public float as of May 10, 2022). GDH Ltd. began repurchasing shares on May 18, 2022. The Company completed its normal course issuer bid program on October 24, 2022. As of December 31, 2022, GDH Ltd. repurchased a total of 10,596,720 shares for a total cost of $53.3 million. All repurchased shares of GDH Ltd. and the equivalent number of Class A Units in the Company were cancelled. In addition, 273,729 ordinary shares were cancelled, representing the ordinary shares that were withheld for tax obligations on exercise of the RSUs.
In 2019, GDH Ltd. initiated a share repurchase program to purchase up to approximately 7.3% of its issued and outstanding ordinary shares and 10% of its public float. GDH Ltd. began repurchasing shares on October 2, 2019. Effective April 17, 2020, GDH Ltd. completed its repurchase program. GDH Ltd. repurchased a total of 3,600,997 shares for a total cost of C$3.9 million ($2.9 million) during the year ended December 31, 2020. Shares repurchased from October 2, 2019 through April 17, 2020 were 4,916,431 for a total cost of C$5.5 million ($4.1 million). All repurchased shares of GDH Ltd. and the equivalent number of Class A Units in the Company were cancelled.
Class B Units
During the years ended December 31, 2022, 2021, and 2020, there were 10,055,909, 667,895, and 3,490,612, of Class B Units, respectively, that were exchanged for ordinary shares of GDH Ltd. The number of Units exchanged is after the withholding and cancellation of 20,951 Class B Units for the years ended December 31, 2020, associated with the withholding obligation on vested compensatory Class B Units. During the year ended December 31, 2022, there were 2,671,350 Class B units redeemed for $8.0 million.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
As of December 31, 2022, December 31, 2021 and December 31, 2020, there were 104,811,539, 101,550,494, and 91,248,507 Class A Units outstanding, respectively, and 215,943,369, 228,110,373, and 222,905,934 Class B Units outstanding, respectively. The change during the year ended December 31, 2022 was due to exchanges of Class B Units for ordinary shares of GDH Ltd. (and into Class A Units of GDH LP), issuance of Class A Units on exercise of options, issuance of Class A Units as a result of the warrant exercise and issuance of Class A Units as consideration for the business combination. See Note 3.
Distributions
During the year ended December 31, 2022, 2021 and 2020 the Company made distributions of $184.3 million, $65.0 million and $1.9 million, respectively, for the purpose of covering shareholder tax expense due to 2022, 2021 and 2020 taxable income. In the second quarter of 2023, GDH LP declared additional tax distributions of $22.4 million. The majority of the recipients of the tax distributions are related parties. See Note 20 for further information on related party transactions.
19. EQUITY BASED COMPENSATION
Equity based compensation
The Company has awarded compensatory Class B Units, stock options and restricted stock to eligible officers and employees. For the years ended December 31, 2022, 2021 and 2020, equity based compensation expense was recognized as follows:

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Stock Options	$27,628	$26,152	$7,455
Restricted Stock and Restricted Stock Units(1)	61,512	25,441	36
Compensatory Class B Unit Awards
Standard Units	—	—	141
Profit Interest Units	720	6,082	7,137
	$89,860	$57,675	$14,769
__________________
(1)Includes expense associated with restricted stock issued in connection with the Company’s acquisition of Vision Hill.
Equity Plan
The Company has granted stock options to employees, officers, directors and consultants of the Company under the GDH Ltd. stock option plan (the “Plan”), subject to the approval of the board of directors of GDH Ltd. In addition, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the Plan will have a term not to exceed 5 years and will be subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the Plan. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the Plan is fixed at 45,565,739 shares of GDH Ltd. Following the approval of the Long Term Incentive Plan, the Company no longer makes grants under the Plan and future grants will be made from the Long Term Incentive Plan. The Plan reserve has been rolled over into the Long Term Incentive Plan.
Long Term Incentive Plan
In May 2021, the Board of Directors of GDH Ltd. approved the GDH Ltd. Long Term Incentive Plan (“LTIP”) to grant stock options, stock appreciation rights, restricted stock and share units in the form of restricted share units and/or performance share units) to employees, officers and consultants of GDH Ltd. and its affiliates and deferred share units to non-employee directors of GDH Ltd. and non-employee managers of the board of managers of the General Partner. Under the LTIP Plan, the exercise price of each option may not be less than the market price of GDH Ltd.’s shares at the date of grant. Options granted under the LTIP typically have a term not to exceed

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
five years and are subject to vesting provisions as determined by the board of directors of GDH Ltd., who administer the LTIP. On exercise of an option, the holder will receive one common share in GDH Ltd. and GDH LP will issue one Class A Unit to GDH Ltd. The maximum number of shares reserved for issuance under the LTIP is fixed at 48,290,478 shares of GDH Ltd.
Non-Treasury Plan
In May 2021, the Board of Directors of the Company approved the GDH Ltd. Non-Treasury Share Unit Plan (“Non-Treasury Plan”) as a supplement to the LTIP under which grants are settled solely in cash. Share units are restricted share units or performance share units.
Stock Options
A summary of the Company’s stock option activity under the Plans, including stock options with performance based conditions is set forth in the following table:

Description	Number of Options	Weighted Average Exercise Price (C$)	Weighted-Average Remaining Terms (Years)	Aggregate Intrinsic Value (in thousands)
Balance, December 31, 2019	17,684,300	$2.74	3.81	$—
Granted	21,895,000	4.45
Exercised	(1,809,800)	2.52
Forfeited	(6,203,866)	2.32
Balance, December 31, 2020	31,565,634	4.03	3.91	170,172
Granted	5,025,000	24.25
Exercised	(5,293,963)	2.86
Forfeited	(883,326)	1.77
Balance, December 31, 2021	30,413,345	7.64	3.43	366,012
Granted	1,565,000	19.63
Exercised	(2,627,053)	2.68
Forfeited	(1,698,749)	11.26
Balance, December 31, 2022	27,652,543	$8.56	2.62	$9,594

Vested and expected to vest as of December 31, 2022	27,652,543	$8.56	2.62	$9,594
Options exercisable as of December 31, 2022	14,180,883	$4.66	2.06	$8,135
Vested and expected to vest as of December 31, 2021	30,413,345	$7.64	3.43	$366,012
Options exercisable as of December 31, 2021	8,702,604	$3.42	2.74	$131,497
The weighted average grant date fair value of options granted to employees was $10.86, $13.59, and $4.45 per share during the years ended December 31, 2022, 2021 and 2020, respectively. The total intrinsic values of the 2,627,053, 5,293,963 and 1,809,800 options exercised during the period ended December 31, 2022, 2021 and December 31, 2020 were $19.0 million, $84.2 million and $3.8 million, respectively. The intrinsic value is the difference between the estimated fair value of the Company’s units at the time of exercise and the exercise price of the stock option.
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the GDH Ltd.’s ordinary shares on December 31, 2022 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2022.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
The fair values of options vested during the years ended December 31, 2022, 2021 and 2020 were $21.6 million, $14.3 million and $4.9 million, respectively.
As of December 31, 2022, the total unamortized stock-based compensation expense related to the stock options was $55.9 million, which will be recognized over a weighted-average period of approximately 2.72 years.
Stock Option Valuation Assumptions
The fair value of the options granted was measured using the Black-Scholes option pricing model with the following weighted average inputs:

Inputs to the Black-Scholes Model	December 31, 2022	December 31, 2021	December 31, 2020
Share price	C$4.83 - C$20.40	C$19.15 – C$29.12	C$0.97 – C$8.02
Exercise price	C$5.39 - C$21.30	C$20.00 – C$35.00	C$1.35 – C$8.02
Expected term (in years)	5.00	5.00	5.00
Expected volatility	98% - 120%	95% – 98%	85% – 90%
Risk-free interest rate	2.48% - 3.00%	0.82% – 1.44%	0.35% – 0.60%
Dividend yield	0%	0%	0%
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Share price.     The closing price of GDH Ltd. shares on the respective grant dates was used.
Expected Term.     Full term of the options was used as the expected term.
Expected Volatility.     In estimating the expected volatility of the underlying stock price, the Company considered historical volatility of GDH Ltd. shares, implied volatility from traded options, volatility of comparable companies and industry indices.
Risk-free Interest Rate.     The risk-free interest rate was calculated by interpolating government bond yields over the expected terms of the respective option grants.
Dividend Yield.     GDH Ltd. has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and therefore, used an expected dividend yield of zero.
The Company has made a policy election to recognize forfeitures of awards as they occur.
Compensatory Class B Unit Awards
The Company has awarded Class B Unit awards to eligible officers and employees. The Class B Units granted are typically comprised of subtype R units (“Standard Units”) and subtype P units (“Profit Interest Units”). Class B Units typically vest over periods ranging from two to four years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
The following table summarizes the activity related to the compensatory Class B Units during the respective periods:

Description	Class B Units	Weighted-Average Grant Date Fair Value (C$)
Balance, December 31, 2019	18,264,547	$1.53
Granted/ Transferred	1,295,932	3.13
Exchanged	(2,991,710)	1.10
Forfeited	(20,951)	1.90
Forfeited/ Transferred	(1,295,932)	1.01
Balance, December 31, 2020	15,251,886	1.79
Granted/ Transferred	—	—
Exchanged	(326,090)	1.19
Forfeited	(35,593)	0.85
Balance, December 31, 2021	14,890,203	1.81
Granted/ Transferred	—	—
Exchanged / Redeemed	(4,097,259)	1.98
Forfeited	—
Balance, December 31, 2022	10,792,944	$1.49
Class B Units exercisable, December 31, 2022	10,762,492	$1.48
Class B Units exercisable, December 31, 2021	14,299,496	$1.53
The fair values of units vested during the years ended December 31, 2022, 2021 and 2020 were $1.8 million $108.3 million and $33.0 million, respectively. As of December 31, 2022, the total unamortized stock-based compensation expense related to the Class B Units was $0.7 million, which the Company expects to recognize over a weighted-average period of approximately 1.12 years.
Standard Units valuation assumptions
The fair value of the Standard Units has been determined to be the closing stock price of GDH Ltd. shares on the date of grant.
Profits Interest Units valuation assumptions
The Profit Interest Units receive “catch up” allocations with respect to book income which enable such units to accumulate capital accounts equal to those of Standard Units. Initially, the Profit Interest Units will have a capital account balance of $0, which will be adjusted upon a liquidation or capital event, or when the capital accounts of the GDH LP unit holders are marked to market to reflect the fair value of GDH LP’s assets. Such “catch up” allocations will terminate once the Profit Interest Units have accumulated capital accounts equal to those of other Standard Units. Once a Profit Interest Unit has vested and has been fully “caught up”, such Profit Interest Unit may be exchanged for one share of GDH Ltd. for no additional consideration. The fair value of the Profit Interest Units was estimated using the probability-weighted expected return method. In applying this method, a payoff was determined for a Profit Interest Unit under three potential scenarios, each payoff was weighted by an estimated probability of the corresponding scenario and then the probability-weighted payoffs were discounted to the date of grant and summed. The scenarios, probabilities and other inputs into the model were selected using professional judgment, considering, among other things, the results of a one-period trinomial model, the results of a standard Black-Scholes option pricing model under different assumptions and the estimated fair value of a common share of GDH Ltd.
There were no Class B units granted during the year ended December 31, 2022 and December 31, 2021. The fair value of the Profit Interest Units granted during the year ended December 31, 2020 was measured using the following inputs:

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

Year Ended December 31, 2020
Share price	C$0 – C$100
Expected term (in years)	5.04
Discount rate	0.5%
Scenario probability	5% – 65%
Restricted Stock
On December 15, 2020, the Company granted 1,079,971 restricted shares as part of an inducement grant to an executive officer. The restricted shares vest over approximately 4 years and are expensed using the straight-line method over the requisite service period.
On May 19, 2021, the Company granted 845,428 restricted shares as part the business combination with VHG (see Note 3 for further information on the VGH acquisition). The restricted shares vest over approximately 3 years and are expensed using the straight-line method over the requisite service period.
The following table summarizes the activity related to Restricted Stock during the respective periods:

Description	Number of Units	Weighted Average Grant Price (C$)
Balance, December 31, 2019	—	—
Granted	1,079,971	$5.35
Balance, December 31, 2020	1,079,971	5.35
Granted	845,428	19.11
Balance, December 31, 2021	1,925,399	11.39
Vested	(281,809)	19.11
Balance, December 31, 2022	1,643,590	$10.07
As of December 31, 2022, there was $11.5 million of unamortized stock-based compensation expense related to unvested restricted stock, which is expected to be recognized over a weighted average period of 1.57 years.
Restricted Share Units
During the year ended December 31, 2022, the Company granted 6,718,554 restricted share units as part of the LTIP. The restricted share units vest over approximately 4 years and are expensed using the straight-line method over the requisite service period.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
The following table summarizes the activity related to Restricted Share Units during the respective periods:

Description	Number of Units	Weighted Average Grant Price (C$)
Balance, December 31, 2020	—	—
Granted	8,038,345	$23.31
Exercised	—	—
Forfeited	(204,686)	23.04
Balance, December 31, 2021	7,833,659	23.32
Granted	6,718,554	18.13
Exercised	(1,425,013)	22.99
Forfeited/ Cancelled	(1,664,283)	22.04
Balance, December 31, 2022	11,462,917	$20.50

Units vested as of December 31, 2022	1,463,456	$22.92
Units vested as of December 31, 2021	—	—
As of December 31, 2022, there was $125.7 million of unamortized stock-based compensation expense related to unvested restricted share units, which is expected to be recognized over a weighted average period of 2.51 years.
During the year ended December 31, 2022, the Company granted 830,305 restricted share units under the Non-Treasury Share Unit Plan that will be settled in cash. The restricted share units vest over three to four years with varying vest schedules and had a fair value of $10.1 million at grant date. The outstanding liability related to cash settled units as of December 31, 2022 was $1.5 million.
Income tax benefits related to equity based compensation recognized in the Company's Consolidated statement of operations for the years ended December 31, 2022, 2021 and 2020 were $3.7 million, $3.6 million and $0 million, respectively.
20. RELATED PARTY TRANSACTIONS
The Company’s related parties include entities over which it exercises significant influence and its key management personnel. Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly.
Compensation of directors and officers
Director and officer compensation as of December 31, 2022, December 31, 2021 and December 31, 2020 includes ten, twelve and thirteen individuals, respectively, consisting of officers, former officers and certain employees, who are considered to have decision making authority. Compensation provided to key management personnel for the years ended December 31, 2022, 2021 and 2020 are as follows:

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Base compensation and accrued bonuses(1)	$6,733	$21,089	$6,901
Benefits	400	410	295
Equity based compensation	24,052	13,799	13,106
Total	$31,185	$35,298	$20,302
__________________
(1)For the years ended December 31, 2022 and 2021, amounts include approximately $3.3 million and $17.2 million, respectively, of accrued bonuses within Accounts payable and accrued liabilities.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Distributions
During the years ended December 31, 2022, 2021 and 2020, the Company made tax distributions of $184.3 million, $65.0 million and $1.6 million, respectively. Majority of the recipients of the distributions are related parties. $0.2 million of the 2020 distribution was included in other accrued liabilities as of December 31, 2020.
Sublease
Galaxy Investment Partners LLC (“GIP”), which had leased the office space located on the 8th floor of 107 Grand Street, New York, New York 10013, subleased to Galaxy Digital Services (“GDS”) to occupy the 8th floor on the same terms as the master lease. During the year ended December 31, 2021, the Company exited the premises prior to the conclusion of the lease term. The Company will make payments on the lease through June 2023 and has an associated lease liability of $1.3 million and $2.5 million as of December 31, 2022 and December 31, 2021, respectively.
Investments in Galaxy Funds
Our directors and executive officers are generally permitted to invest their own capital (or capital of estate planning vehicles controlled by them or their immediate family members) directly in our funds and affiliated entities. In general, such investments are not subject to management fees, and in certain instances may not be subject to performance fees. The fair value of such investments aggregated to $8.5 million and $56.0 million as of December 31, 2022 and 2021, respectively.
Transactions with GDH Ltd.
In accordance with the LPA, the Company will reimburse or pay for all reimbursable expenses of GDH Ltd. For the years ended December 31, 2022, 2021 and 2020, the Company paid or accrued $2.5 million, $4.2 million and $1.9 million, respectively, on behalf of GDH Ltd., which has been included in general and administrative expenses.
On April 14, 2022 the Company entered into a Promissory Note (the "Promissory Note") with GDH Intermediate LLC ("GDHI LLC"), a subsidiary of GDH Ltd. Under the terms of the Promissory Note, the Company can request that GDHI LLC make advances to the Company from time to time, fulfillment of which is in GDHI LLC’s sole and absolute discretion. As of December 31, 2022, GDHI LLC has advanced $52.5 million to the Company.
Under the terms of the Promissory Note, interest accrues on any outstanding advances at a rate per annum equal to 7.0%. Interest is payable semi-annually in arrears on June 30 and December 31 of each year, commencing on December 31, 2022, subject to the right of GDHI LLC to elect that the amount of any such interest payment be capitalized and increase the principal amount of the Promissory Note in lieu of being paid in cash. The Promissory Note will mature, and the principal amount of all outstanding advances, plus any accrued and unpaid interest, will be due and payable on December 31, 2024, unless extended by GDHI LLC.
As at December 31, 2022, the Company had $45.2 million in net payables to GDH Ltd. For the aforementioned Promissory Note offset by receivables for warrant and stock option exercises. As of December 31, 2021, the Company had $25.2 million net receivable from GDH Ltd.
Other related party transactions
For a period of one year starting on January 1, 2021 (the “earnout period”), related to the acquisition of Blue Fire Capital (“BFC”), certain management personnel were entitled to receive a percentage of BFC’s net profit, payable sixty days after the earnout period, if certain financial metrics were achieved. The arrangement ended on December 31, 2021. During the year ended December 31, 2021, the Company incurred $11.6 million of profit share expense related to the aforementioned management personnel, all of which was reflected in the accounts payable at December 31, 2021 and was settled during the year ended December 31, 2022.
The Company’s CEO serves as co-chairman of the board for Candy Digital Inc. in which the Company made an investment during 2021 resulting in the two entities becoming related parties. As at December 31, 2022, the

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Company’s investment in Candy Digital Inc. was valued at $16.2 million. Subsequent to December 31, 2022, the Company acquired additional shares of this company for approximately $13 million. See Note 24 for additional information.
The Company has a sub-advisory arrangement with a beneficial owner of GDH Ltd. which invests in certain funds managed by the Company. Such sub-advisory arrangements have been entered into with, or advised by, Galaxy Digital Capital Management LP in its capacity as an investment advisor registered under the Advisers Act. For the year ended December 31, 2022 and December 31, 2021, the total amount of advisory fees received from the sub-advisory arrangement were $1.0 million and $1.0 million, respectively.
The CEO of the Company, through an entity which he controls, owns a private aircraft that the Company uses for business purposes in the ordinary course of operations, on terms that are advantageous to the Company. The CEO paid for the purchase of this aircraft with his personal funds and has borne all operating, personnel and maintenance costs associated with its operation and use. During the year ended December 31, 2022, the Company incurred $1.2 million for such use negotiated on an arms-length basis in compliance with our aviation matters policy adopted in August 2022. For the years ended December 31 2021, and 2020, while we did not reimburse the CEO for our use of this aircraft, we estimate that we would have incurred $0.7 million and $0.1 million, respectively, for such use.
In addition, we have from time to time made use of the CEO’s private boat to host corporate meetings and for other business purposes in the ordinary course of the Company’s operations, on terms that are advantageous to us. The CEO paid for the purchase of this boat with his personal funds and has borne most of the operating, personnel and maintenance costs associated with its operation and use, while the Company paid for the cost of any food and beverage consumption and a portion of operating fees. The value of this service was not material to the Company for the periods presented.
In connection with the receipt of surety bonds for the purpose of a subsidiary of the Company’s state money transmission licenses, GGI agreed to act as indemnitor, along with the Company, at the request of the insurers. The Company was liable to GGI for fees of $0.19 million for the indemnity through December 31, 2022, which was calculated as 1% of the aggregate notional amount of the surety bonds held on behalf of the subsidiary. The Company will continue to incur fees due to GGI of 1% for the duration of these outstanding surety bonds which are renewed annually.
Prior to joining the GDH Ltd.’s board in September 2021, the current chairman of the GDH Ltd.’s board entered into a consulting agreement with the Company in April 2021. Under the terms of the consulting agreement, the chairman was engaged to provide professional services to the Company for a period of three years beginning on September 1, 2021. In 2021, the chairman received 1,500,000 RSUs and 500,000 options under the LTIP in connection with the consulting agreement. The equity based compensation related to this grant for the year ended December 31, 2022 and December 31, 2021 was $11.6 million and $6.9 million, respectively.
21. REPORTABLE SEGMENTS
The Company manages and reports its activities in the following operating businesses: Global Markets, Asset Management and Digital Infrastructure Solutions. In the first quarter of 2023, the Company began managing and reporting activities in these three operating businesses consistent with changes in our operations, from organic growth and recent acquisitions, and our management structure. Prior periods are presented on a comparable basis. In determining the Company’s segment structure, the Company considered the basis on which the chief operating decision-maker, as well as other members of senior management, review the financial and operational performance of the Company.
Global Markets
The new Global Markets segment is comprised of the Company's proprietary and counterparty trading activities, lending, as well as advisory and capital market activities. It combines activities that were previously included in the Trading and Investment Banking segments. The Global Markets segment generates revenue primarily from fee

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
income and principal trading. It includes realized and unrealized gains and losses on digital assets and certain equity investments.
Asset Management
The former Principal Investments segment was merged into the legacy Asset Management segment. The new Asset Management segment manages investments in the digital asset ecosystem both on behalf of the Company and external limited partners. The segment generates management and performance-based fee revenue. Management fees generated off the Company's principal investments are eliminated in the Corporate & Other segment. Realized and unrealized gains and losses on the Company’s principal investments were included in this segment.
Digital Infrastructure Solutions
The Digital Infrastructure Solutions segment includes the Company’s investment in emerging and crypto-native technologies such as bitcoin mining. Commissions generated off the Company’s proprietary digital assets are eliminated in the Corporate & Other segment.
Corporate and Other consists of the Company’s unallocated corporate overhead, other unallocated costs not identifiable to any of the three reportable segments, and eliminations of intersegment transactions as required for consolidation. Transactions between segments are based on specific criteria or approximate third party rates.
Compensation and compensation related expenses, including stock based compensation expenses, in the Company’s segments reflect, among other factors, the overall performance of the Company, as well as the performance of individual businesses. Consequently, net income in one segment may be significantly affected by the performance of other segments.
Assets and liabilities by each of the reportable segments as of December 31, 2022 are as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Total assets	$1,488,407	$535,864	$232,794	$81,826	$2,338,891
Total liabilities	$354,971	$886	$23,820	$543,020	$922,697
Assets and liabilities by each of the reportable segments as of December 31, 2021 are as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Total assets	$3,375,352	$1,039,216	$420,752	$57,699	$4,893,019
Total liabilities	$1,750,127	$10,421	$3,202	$680,041	$2,443,791

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Income and expenses by each of the reportable segments for the year ended December 31, 2022 is as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Revenues:
Digital assets sales revenue	$119,336,773	$388,106	$—	$—	$119,724,879
Lending and staking income	36,143	643	—	—	36,786
Fee income	14,466	16,638	3,322	(1,000)	33,426
Net gain / (loss) on digital assets	1,077,503	(139,138)	—	—	938,365
Net loss on investments	(137,153)	(295,306)	(32,459)	—	(464,918)
Net gain on derivatives trading	191,581	977	—	—	192,558
Income from proprietary mining	—	—	30,756	—	30,756
Net revenues	120,519,313	(28,080)	1,619	(1,000)	120,491,852
Cost of revenues:
Digital assets sales cost	114,616,624	203,630	—	—	114,820,254
Impairment of digital assets	6,108,202	16,646	—	—	6,124,848
Borrowing costs	35,457	—	—	—	35,457
Mining costs	—	—	15,372	—	15,372
Total cost of revenues	120,760,283	220,276	15,372	—	120,995,931
Operating expenses	148,651	51,600	73,014	171,876	445,141
Other income
Change in fair value of warrant liability	—	—	—	20,322	20,322
Unrealized gain on notes payable - derivative	—	—	—	57,998	57,998
Other income, net	(98)	142	691	25,745	26,480
Total other income / (expense)	(98)	142	691	104,065	104,800

Net loss for the year, before taxes	$(389,719)	$(299,814)	$(86,076)	$(68,811)	$(844,420)
Income tax benefit	—	—	—	(28,291)	(28,291)
Net loss for the year	$(389,719)	$(299,814)	$(86,076)	$(40,520)	$(816,129)
Net loss attributable to redeemable noncontrolling interests	—	(97,219)	—	—	(97,219)
Net loss attributable to Galaxy Digital Holdings LP	$(389,719)	$(202,595)	$(86,076)	$(40,520)	$(718,910)

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Income and expenses by each of the reportable segments for the year ended December 31, 2021 is as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Revenues:
Digital assets sales revenue	$133,354,570	$200,820	$—	$—	$133,555,390
Lending and staking income	58,267	14,784	—	—	73,051
Fee income	4,810	11,391	14,186	—	30,387
Net gain on digital assets	912,303	747,055	—	—	1,659,358
Net gain on investments	99,511	654,580	30,640	—	784,731
Net gain on derivatives trading	10,761	—	—	—	10,761
Income from proprietary mining	—	—	10,922	—	10,922
Net revenues	134,440,222	1,628,630	55,748	—	136,124,600
Cost of revenues:
Digital assets sales cost	124,609,899	114,259	—	—	124,724,158
Impairment of digital assets	9,245,930	49,621	—	—	9,295,551
Borrowing costs	69,016	—	—	—	69,016
Mining costs	—	—	9,969	—	9,969
Total cost of revenues	133,924,845	163,880	9,969	—	134,098,694
Operating expenses	117,252	39,319	3,271	124,964	284,806
Other income / (expense)
Change in fair value of warrant liability	—	—	—	(45,644)	(45,644)
Unrealized gain on notes payable – derivative	—	—	—	12,132	12,132
Other income, net	4,867	2,461	480	—	7,808
Total other income / (expense)	4,867	2,461	480	(33,512)	(25,704)
Net income / (loss) for the year, before taxes	$402,992	$1,427,892	$42,988	$(158,476)	$1,715,396
Income tax expense	—	—	—	43,686	43,686
Net income / (loss) for the year	$402,992	$1,427,892	$42,988	$(202,162)	$1,671,710
Net income attributable to redeemable noncontrolling interests	—	197,376	—	—	197,376
Net income / (loss) attributable to Galaxy Digital Holdings LP	$402,992	$1,230,516	$42,988	$(202,162)	$1,474,334

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Income and expenses by each of the reportable segments for the year ended December 31, 2020 is as follows:

(in thousands)	Global Markets	Asset Management	Digital Infrastructure Solutions	Corporate and Other	Totals
Revenues
Digital assets sales revenue	$15,511,462	$872	$—	$—	$15,512,334
Lending and staking income	5,574	558	—	—	6,132
Fee income	4,298	5,279	—	—	9,577
Net gain on digital assets	81,020	236,426	—	—	317,446
Net gain on investments	76,641	29,498	—	—	106,139
Net gain on derivatives trading	5,687	—	—	—	5,687
Net revenues	15,684,682	272,633	—	—	15,957,315
Cost of revenues
Digital assets sales cost	14,646,864	85	—	—	14,646,949
Impairment of digital assets	731,242	155	—	—	731,397
Borrowing costs	9,036	43	—	—	9,079
	15,387,142	283	—	—	15,387,425
Operating expenses	29,261	16,859	749	25,132	72,001
Other expense
Change in fair value of warrant liability	—	—	—	(14,318)	(14,318)
Other expense, net	(517)	(521)	—	—	(1,038)
Total other expense	(517)	(521)	—	(14,318)	(15,356)
Net income / (loss) for the year	$267,762	$254,970	$(749)	$(39,450)	$482,533
Net income attributable to redeemable noncontrolling interests	—	153,385	—	—	153,385
Net income / (loss) attributable to Galaxy Digital Holdings LP	$267,762	$101,585	$(749)	$(39,450)	$329,148
22. RISKS AND UNCERTAINTIES
The Company’s digital assets activities may expose it to a variety of financial and other risks: credit risk, interest rate risk, liquidity risk, market risk, loss of access risk, irrevocability of transactions, hard fork and airdrop risks and regulatory oversight risk, among others.
The Company lends digital assets to third parties. On termination of a loan, the borrower is required to return the digital assets to the Company; any gains or loss in the market price during the loan would inure to the Company. In the event of bankruptcy of the borrower, the Company could experience delays in recovering its digital assets. In addition, to the extent that the value of the digital assets increases during the term of the loan, the value of the digital assets may exceed the value of collateral provided to the Company, exposing the Company to credit risks with respect to the borrower and potentially exposing the Company to a loss of the difference between the value of the digital assets and the value of the collateral. If a borrower defaults under its obligations with respect to a loan of digital assets, including by failing to deliver additional collateral when required or by failing to return the digital

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
assets upon the termination of the loan, the Company may expend significant resources and incur significant expenses in connection with efforts to enforce the loan agreement, which may ultimately be unsuccessful.
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company has established guidelines, relative to credit ratings and maturities, that seek to maintain safety and liquidity. The Company sells its offerings to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2022 and 2021, no individual customer accounted for 10% or more of net accounts receivable. During the year ended December 31, 2022, three digital asset trading platforms accounted for 67% of revenue, and during the years ended December 31, 2021 and 2020, one digital asset trading platform accounted for 66% and 59% of revenue, respectively. As of December 31, 2022, two counterparties accounted for 69% of the Company’s Loans receivable and Digital assets loan receivable, and as of December 31, 2021, four counterparties accounted for 68% of the balance.
The Company conducts digital asset trades using both direct principal to principal transactions with counterparties and through centralized or decentralized digital asset trading platforms. Digital assets held on digital asset trading platforms are subject to operational control of the platform operators, and could potentially be lost or impaired due to fraud or negligence of the platform operators. The Company mitigates this risk by performing regular reviews of each digital asset trading platform it transacts on, distributing its digital assets across multiple different trading platforms to reduce concentration risk, and holding assets in self-custody where appropriate. As of December 31, 2022, approximately 23% of the Company’s digital assets are held on digital asset trading platforms. One digital asset trading platform individually held more than 10% of the Company’s digital assets as of December 31, 2022, holding approximately 13%.
The Company operates a growing digital asset mining business. The Company utilizes both third party hosting providers and is constructing its own hosting facility. The facilities are subject to operational risks including managing power costs and maintaining uptime, some of which are outside of the Company’s control. As of December 31, 2022, the Company’s largest hosting services provider was Blockstream Inc., which hosted the majority of the Company’s mining equipment in operation. Through the acquisition of Helios, the Company is diversifying its mining operation by constructing and utilizing its own hosting facility.
The regulatory environment related to digital assets is complex, evolving, and uncertain, requiring the Company to allocate resources in legal, accounting, compliance, technology, and other functions which impact the Company’s consolidated financial statements. Future regulatory rules adopted domestically and internationally may impose obligations and restrictions on how the Company manages to conduct its business activities in the future.
The Company seeks to minimize potential adverse effects of these risks on performance by employing experienced personnel; daily monitoring of the Company’s investments, digital assets and market events; and diversifying the Company’s business strategy, as well as its investment portfolio within the constraints of the Company’s investment objectives.
23. INCOME TAXES
GDH LP is a Cayman exempted limited partnership treated as a partnership for US Federal tax purposes and as such income taxes are generally the responsibility of the partners through an allocation of GDH LP’s taxable income (loss), and not that of GDH LP. GDH LP is subject to a 4.0% entity level New York City unincorporated business tax (“UBT”) on income allocated or apportioned to New York City. Foreign corporate subsidiaries are generally subject to taxes in the foreign jurisdictions where they are located. Accordingly, no provision for income taxes has been recorded in these consolidated financial statements other than for GDH LP’s UBT obligation and for the entities in the consolidated GDH LP group subject to income taxes in the local jurisdictions in which they operate. The net difference between the tax basis in the Company’s assets and liabilities and the reported amount was approximately $(363) million and ($1.2) billion as of December 31, 2022 and December 31, 2021, respectively. The aggregate net basis difference of the partners may differ, potentially materially, from that of the Company based on items, allocations, and methodologies specific to the individual partners. The allocation of taxable income to partners may vary substantially from net income reported in these consolidated financial statements.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
Income before taxes for the years ended December 31, 2022, 2021 and 2020 consists of the following:

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Income before taxes:
Cayman Islands	$578,155	$147,183	$195,357
Foreign	(1,422,575)	1,568,213	287,176
Total	$(844,420)	$1,715,396	$482,533

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Income tax expense
Partnership level tax	$(8,736)	$27,530	$—
Corporate subsidiaries
Cayman Islands	—	—	—
Foreign	3,068	12,773	—
Current tax expense / (benefit)	(5,668)	40,303	—
Deferred tax expense / (benefit)	(22,623)	3,383	—
Total	$(28,291)	$43,686	$—
The effective income tax rate reported in the Company’s consolidated statements of operations varies from the Cayman income tax rate of 0.0% for the following items:

(in thousands)	2022		2021		2020
Earnings before income taxes	$(844,420)		$1,715,396		$482,533
Income tax at Cayman statutory tax rate	—	—%	—	—%	—	—%
Increase (decrease) in the income tax rate resulting from:
Foreign rate differential on entity level partnership tax	(19,099)	2.26%	39,137	2.28%	—	—%
Foreign subsidiaries taxed at different rates	(9,192)	1.09%	4,549	0.27%	—	—%
Total income tax expense / (benefit) and effective income tax rate	$(28,291)	3.35%	$43,686	2.55%	$—	—%
The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is “more likely than not” to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. Neither the Company, nor any of its foreign corporate subsidiaries, are subject to income tax examination in any jurisdiction in which they operate for any years prior to 2019.
At December 31, 2022, 2021 and 2020, the Company's unrecognized tax benefits relating to uncertain tax positions, excluding related interest and penalties, consisted of the following, none of which, if recognized, would impact the Company’s effective tax rate. As of December 31, 2022, the Company does not believe that there will be a significant change to the uncertain tax positions during the next 12 months.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
Unrecognized tax benefits, beginning of period	$5,137	$—	$—
Increases in tax positions in prior periods	9,199	—	—
Decreases in tax positions in prior periods	—	—	—
Increases in tax positions in current periods	6,219	5,137	—
Decreases in tax positions in current periods	(14,264)	—	—
Unrecognized tax benefits, end of period	$6,291	$5,137	$—
The Company recognizes interest and penalties accrued related to unrecognized tax benefits as income tax expense. Related to the unrecognized tax benefits, the Company recorded interest expense in income tax expense during 2022 of $0.3 million. As of December 31, 2021 and 2020, there was no accrued interest recorded on the statements of financial condition. There were no penalties accrued as of December 31, 2022, 2021 and 2020.
The following table presents the Company’s deferred income tax assets and liabilities before the impact of offsetting deferred income tax assets and liabilities within the same tax paying component of an entity and tax jurisdiction. Deferred tax assets are recognized within Other non-current assets in the Company’s statements of financial position. Deferred tax liabilities are recognized within Other non-current liabilities in the Company’s statements of financial position.

(in thousands)	December 31, 2022	December 31, 2021
Deferred income tax assets:
Differences between book and tax basis:
Partnership investments	$—	$7,478
Other	4,281	1,789
Net operating loss carryforward	46,893	—
Total deferred income tax assets	$51,174	$9,267
Deferred income tax liabilities:
Differences between book and tax basis:
Partnership investments	$(15,979)	$—
Digital assets	(14,918)	(11,233)
Investment basis differences	(2,216)	(3,386)
Other	(2,189)	(1,121)
Total deferred income tax liability	(35,302)	(15,740)
Net deferred tax asset/(liability)	$15,872	$(6,473)
A valuation allowance is recorded when, based on the weight of all available evidence, management determines it is more likely than not that some portion or all of the deferred tax assets will not be realized. This analysis is complex and, amongst other factors, requires that management assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize its deferred tax assets. Subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasting cash flows from operations and applying existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and/or its subsidiaries operate could limit the ability of the Company to realize tax deductions in future periods. As of December 31, 2022 and 2021, the Company did not record a valuation allowance as it is more likely than not that all deferred tax assets will be fully realized.

Galaxy Digital Holdings LP
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2022, 2021 and 2020
As of December 31, 2022, the Company recognized a deferred tax asset of $46.9 million for tax loss carryforwards, none of which are subject to limitation.
24. SUBSEQUENT EVENTS
In January 2023, the Company acquired additional shares of Candy Digital, a related party, for approximately $13 million. As a result of this transaction, the Company increased its ownership percentage but did not obtain control and continues to account for its investment using the equity method of accounting.
On February 23, 2023, the Company acquired substantially all the assets of GK8, a secure institutional digital asset custody platform, for approximately $44 million.
On February 7, 2023, Damien Vanderwilt transitioned from his role as Co-President and Head of Global Markets at Galaxy to become a Senior Advisor and, on February 14, 2023, a member of the GDHL's board of directors.
On March 12, 2023, Federal Deposit Insurance Corporation (“FDIC”) was appointed as the receiver of Signature Bank. The Company had a banking relationship with Signature Bank for its day-to-day operations. The receivership did not have an impact on the Company’s financials as the Company was able to retrieve its deposits from Signature Bank.
On May 26, 2023, GDH Ltd. announced that the TSX has approved its plan to commence a normal course issuer bid (a “Bid”) to purchase up to 10,056,193 ordinary shares (10% of GDH Ltd.’s public float as of May 19, 2023). As of the date of this filing, the Company has not repurchased any shares under the plan.

Galaxy Digital Inc.
Consolidated Statements of Financial Position
As of March 31, 2023 and December 31, 2022
(In Thousands, Except Share and Per Share Data)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash	$—	$—
Total current assets	—	—
Investment	—	—
Total assets	$—	$—
Liabilities and stockholder’s equity
Current liabilities
Due to related party	$—	$—
Total liabilities	—	—
Commitments and contingencies
Stockholder’s equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Total stockholder’s equity	—	—
Total liabilities and stockholder’s equity	$—	$—
The Notes to Consolidated Statements of Financial Position are an integral part of these statements.

Galaxy Digital Inc.
Notes to the Consolidated Financial Statements
As of March 31, 2023 and December 31, 2022
(Expressed in US Dollars)
1. ORGANIZATION
Galaxy Digital Inc. (the “Corporation”) is currently a wholly owned subsidiary of Galaxy Digital Holdings Ltd. (“GDHL” or “GDH Ltd.”). The Corporation was formed in Delaware on April 23, 2021, under the name Galaxy Digital Pubco Inc. The Corporation changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
The Corporation was formed primarily for the purposes of redomiciling GDHL and Galaxy Digital Holdings LP (“GDH LP”), collectively the “existing Galaxy businesses”, to Delaware. The Corporation’s costs and obligations, including those related to the Corporation’s formation and the redomiciling transactions, have been and will be paid by GDHL.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated statements of financial position have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Statements of operations, changes in stockholder’s equity, and cash flows have not been presented because the Corporation has not engaged in any business or other activities except in connection with its formation.
Cash and Cash Equivalents
Cash includes cash on hand and deposits in financial institutions.
Due to related party
The Corporation recognizes due to related party balances at fair value due to their short-term nature. The amount is payable on demand.
Investments
When the Corporation does not have a controlling financial interest in an entity, but can exert significant influence over the entity’s operating and financial policies, the investment is accounted for as an equity method investment. The Corporation has elected to apply the fair value option to equity method investments. As of March 31, 2023 and December 31, 2022, the Corporation only has one equity method investment in Titan Merger Sub 2, Inc (“Merger Sub 2”). The cost of the equity method investment approximates the fair value. No gains or losses were recognized in relation to the Corporation’s investment. As of March 31, 2023 and December 31, 2022, the Corporation has an outstanding Due to related party balance of $0 million with respect to its investment in Merger Sub 2. On May 19, 2023, Merger Sub 2 was authorized for dissolution.
3. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. On April 23, 2021, the Corporation issued 100 shares of Common Stock to GDHL in exchange for a nominal amount of cash.

Report of Independent Registered Public Accounting Firm
To the Stockholder and the Board of Directors of
Galaxy Digital Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Galaxy Digital Inc. and subsidiary (the Corporation) as of December 31, 2022 and 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ KPMG LLP
We have served as the Corporation’s auditor since 2022.
New York, New York
August 10, 2023

Galaxy Digital Inc.
Consolidated Statements of Financial Position
As of December 31, 2022 and December 31, 2021
(In Thousands, Except Share and Per Share Data)

	December 31, 2022	December 31, 2021
Assets
Current assets
Cash	$—	$—
Total current assets
Investments	—	—
Total assets	$—	$—
Liabilities and stockholder’s equity
Current liabilities
Due to related party	$—	$—
Total liabilities	—	—
Commitments and contingencies
Stockholder’s equity
Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding	—	—
Total stockholder’s equity	—	—
Total liabilities and stockholder’s equity	$—	$—
The Notes to Consolidated Statements of Financial Position are an integral part of these statements.

Galaxy Digital Inc.
Notes to Consolidated Financial Statements
As of December 31, 2022 and December 31, 2021
(In Thousands, unless otherwise indicated)
1. ORGANIZATION
Galaxy Digital Inc. (the “Corporation”) is currently a wholly owned subsidiary of Galaxy Digital Holdings Ltd. (“GDHL” or “GDH Ltd.”). The Corporation was formed in Delaware on April 23, 2021, under the name Galaxy Digital Pubco Inc. The Corporation changed its name from Galaxy Digital Pubco Inc. to Galaxy Digital Inc. on September 24, 2021.
The Corporation was formed primarily for the purposes of redomiciling GDHL and Galaxy Digital Holdings LP (“GDH LP”), collectively the “existing Galaxy businesses”, to Delaware. The Corporation’s costs and obligations, including those related to the Corporation’s formation and the redomiciling transactions, have been and will be paid by GDHL.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The consolidated statements of financial position have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Statements of operations, changes in stockholder’s equity, and cash flows have not been presented because the Corporation has not engaged in any business or other activities except in connection with its formation.
Cash and Cash Equivalents
Cash includes cash on hand and deposits in financial institutions.
Due to related party
The Corporation recognizes due to related party balances at fair value due to their short-term nature. The amount is payable on demand.
Investments
When the Corporation does not have a controlling financial interest in an entity, but can exert significant influence over the entity’s operating and financial policies, the investment is accounted for as an equity method investment. The Corporation has elected to apply the fair value option to equity method investments. As of December 31, 2022 and December 31, 2021, the Corporation only has one equity method investment in Titan Merger Sub 2, Inc. (“Merger Sub 2”). The cost of the equity method investment approximates the fair value. No gains or losses were recognized in relation to the Corporation’s investment. As of December 31, 2022, the Corporation has an outstanding Due to related party balance of $0 million with respect to its investment in Merger Sub 2. On May 19, 2023, Merger Sub 2 was authorized for dissolution.
3. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. On April 23, 2021, the Corporation issued 100 shares of Common Stock to GDHL in exchange for a nominal amount of cash.

ADDITIONAL MANAGEMENT CIRCULAR MATTERS UNDER CANADIAN SECURITIES LAWS (NI 51-102F5)
C-i

C-ii

GLOSSARY
Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Management Circular:
In this Management Circular, references to “Galaxy”, the “Company”, “we” and “our” refer to (i) GDHL (a Cayman Islands exempted company) prior to the Domestication, (ii) GDH Delaware (a Delaware corporation) following the Domestication and prior to the Reorganization Merger and (iii) Pubco (a Delaware corporation) following the Reorganization Merger.
“$” Except where otherwise indicated, references to “dollars”, “US$”, or “$” are to U.S. dollars, and any references to “C$” are to Canadian dollars;
“10% shareholder” has the meaning set out on page 52;
“Adjournment” has the meaning set out on page 35;
“Adjournment Proposal” means the vote to approve by ordinary resolution the Adjournment;
“allowable capital loss” has the meaning set out on page 49;
“Amended LP Agreement” has the meaning set out on page 22;
“Beneficial Shareholders” means Shareholders who do not hold Ordinary Shares in their own name;
“Blakes” means Blake, Cassels & Graydon LLP;
“Board” means the board of directors of GDHL;
“Canadian Securities Laws” means the securities legislation and regulations thereunder of each province and territory of Canada and the rules, instruments, policies and orders of each Securities Regulator made thereunder;
“Cayman Islands Companies Act” means the Cayman Islands Companies Act (As Revised);
“Certification Process Adjustment” has the meaning set out on page 39;
“Citi” means Citigroup Inc.;
“Class A Common Stock” means Class A common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A common stock in the capital of Pubco in the Reorganization Merger;
“Class B Common Stock” means Class B common stock in the capital of GDH Delaware which will convert, automatically and by operation of law, on a one-for-one basis into one share of Class B common stock in the capital of Pubco in the Reorganization Merger;
“Class A Units” means Class A limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership;
“Class B Units” means Class B limited partnership units of GDH LP, prior to consummation of the continuation of GDH LP as a Delaware limited partnership;
“Code” means Internal Revenue Code of 1986, as amended;
“Common Stock” means the Class A Common Stock and Class B Common Stock, collectively;
“CRA” means the Canada Revenue Agency;
“Davis Polk” means Davis Polk & Wardwell LLP;

“Deferred Income Plan” means any trust governed by a TFSA, DPSP, FHSA, RDSP, RRSP, RRIF or RESP, each as defined herein;
“DGCL” means Delaware General Corporation Law;
“Director Nomination Agreement” has the meaning set out on page 26;
“Dodd-Frank Wall Street Reform and Consumer Protection Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;
“Domestication” has the meaning set out on page 8;
“Domestication Proposal” means the vote to approve by special resolution the Domestication;
“Domestication Charter and Bylaws Amendment” has the meaning set out on page 9;
“Domestication Charter and Bylaws Differences” has the meaning set out on page 9;
“Domestication Charter and Bylaws Differences Proposals” means the vote to approve by special resolution the Domestication Charter and Bylaws Differences;
“Domestication Tax Opinion” has the meaning set out on page 52;
“DPSP” means a deferred profit sharing plan, as defined in the Tax Act;
“Echelon” means Echelon Wealth Partners;
“Electing Shareholder” has the meaning set out on page 55;
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“Excluded Shareholders” means the following Shareholders, as applicable: (i) GDHL, (ii) “interested parties” (as defined in MI 61-101), (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101);
“Existing Organizational Documents” means GDHL’s memorandum and articles of association adopted pursuant to the Governing Documents Amendment Proposal;
“Existing LP” means each existing Class B limited partner of GDH LP;
“F Reorganization” has the meaning set out on page 52;
“Fasken” means Fasken Martineau DuMoulin LLP;
“FASB” means Financial Accounting Standards Board;
“FATCA” means sections 1471 through 1474 of the Code;
“FHSA” means a first home savings account, as defined in the Tax Act;
“Form 54-101F7” means the form “Request for Voting Instructions Made by Intermediary” under NI 54-101;
“Form 62-103F3” means the form “Required Disclosure by an Eligible Institutional Investor under Part 4” under NI 62-103;
“Form W-8BEN” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)
“Form W-8BEN-E” means the Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)

“Founder” or “Mr. Novogratz” means Michael Novogratz;
“GAAP” means generally accepted accounting principles;
“GDH Delaware” means GDHL following the Domestication;
“GDH GP” means Galaxy Digital Holdings GP LLC;
“GDH LP” means Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands, and, following the consummation of the continuation of GDH LP as a Delaware limited partnership, means such Delaware limited partnership;
“GDH LPA” means the fourth amended and restated limited partnership agreement of Galaxy Digital Holdings LP, an exempted limited partnership formed under the laws of the Cayman Islands;
“GDHI LLC Merger” has the meaning set out on page 22;
“GDHL” means Galaxy Digital Holdings Ltd.
“GDHL Record Date” means [●], 2023
“GDHL shareholder” means a holder of Ordinary Shares;
“GGI” means Galaxy Group Investments LLC;
“Governing Documents Amendment” has the meaning set out on page 9;
“Governing Documents Amendment Proposal” means the vote to approve by special resolution the Governing Documents Amendment;
“Governmental Entity” means any:
(a)multinational, federal, provincial, territorial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency;
(b)any division, subdivision, ministry, department, section, agent, commission, board or authority of any of the foregoing;
(c)any stock exchange; or
(d)any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;
“Holder” has the meaning set out on page 46;
“Intermediaries” has the meaning set out on page 35;
“Issuance of Class B Common Stock” has the meaning set out on page 11;
“Issuance of Class B Common Stock Proposal” means the votes to approve by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock;
“IFRS” means International Financial Reporting Standards, which are issued by the International Accounting Standards Board, as adopted in Canada;
“IRS” means U.S. Internal Revenue Service;
“Jenner” means Jenner & Block LLP;
“KPMG” means KPMG LLP;

“LP Units” means limited partnership units of GDH LP upon consummation of the continuation of GDH LP as a Delaware limited partnership;
“LTI Plan” means the long term incentive plan of the Company;
“Maples” means Maples Group;
“Management Circular” means this management information circular furnished in connection with the solicitation of proxies by the management of GDHL for use at the Meeting;
“Meeting” means the special meeting, which shall also constitute an extraordinary general meeting for the purposes of GDHL’s memorandum and articles of association, of Shareholders to be held in person on [●] at [●] (local time) at [●] and virtually via live webcast at [●];
“Minority Shareholders” means the Shareholders, excluding the Excluded Shareholders;
“MI 61-101” means Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions;
“Nasdaq” means the Nasdaq Global Select Market;
“NI 54-101” means National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer;
“NOBO” means beneficial Shareholders who do not object to the issuers of the securities they own knowing who they are;
“Notice” means the notice of the Meeting;
“Non-Certifying Shareholder” has the meaning set out on page 39;
“Non-Electing Shareholder” has the meaning set out on page 54;
“Non-U.S. Holder” has the meaning set out on page 57;
“OBO” means Beneficial Shareholders who object to their name being made known to the issuers of securities which they own;
“OIFP Rules” has the meaning set out on page 48;
“Ordinary Shares” means ordinary shares in the capital of GDHL;
“person” includes an individual, firm, trust, partnership, limited partnership, limited liability partnership, association, corporation, limited liability company, joint venture, trustee, executor, administrator, legal representative or government (including any Governmental Entity);
“PFIC” has the meaning set out on page 53;
“Potential Alternative” has the meaning set out on page 12;
“Proposals” means the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal, the Domestication Charter and Bylaws Differences Proposals, the Issuance of Class B Common Stock Proposal and the Adjournment Proposal;
“Proposed Bylaws” means bylaws substantially in the form attached to this Management Circular as Annex “B”;
“Proposed Charter” means a certificate of incorporation substantially in the form attached to this Management Circular as Annex “C”;

“Proposed Organizational Documents” has the meaning set out on page 9;
“Proposed Organizational Documents Proposal” means the vote to approve by special resolution the Proposed Organizational Documents;
“Pubco” means Galaxy Digital Inc.;
“QEF” has the meaning set out on page 54;
“RDSP” means a registered disability savings plan, as defined in the Tax Act;
“Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name;
“REIT” means real estate investment trust;
“Reorganization” means the Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock;
“Reorganization Merger” means the process through which, after the Reorganization, GDH Delaware will merge with and into Pubco with Pubco continuing as the surviving entity;
“Reorganization Mergers” has the meaning set out on page 22;
“Reorganization Merger Tax Opinion” has the meaning set out on page 56;
“RESP” means a registered education savings plan, as defined in the Tax Act;
“RRIF” means a registered retirement income fund, as defined in the Tax Act;
“RRSP” means a registered retirement savings plan, as defined in the Tax Act;
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;
“Securities Regulators” means the securities commission or other securities regulatory authority of each province and territory of Canada;
“SEC” means the United States Securities and Exchange Commission;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Shareholder” means a holder of Ordinary Shares;
“Shareholder Resolution” means any resolution passed by the Shareholders;
“Special Committee” means the special committee of independent directors comprised of all the directors of GDHL, other than Michael Novogratz, Damien Vanderwilt, Michael Daffey, Richard Tavoso and Jane Dietze (Mr. Vanderwilt, Mr. Daffey, Mr. Tavoso and Ms. Dietze were not directors of GDHL when the Special Committee was formed);
“Stock Option Plan” means the amended and restated stock option plan of the Company;
“taxable capital gain” has the meaning set out on page 49;
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;
“Tax Receivable Agreement” has the meaning set out on page 25;

“TFSA” means a tax free savings account, as defined in the Tax Act;
“TRA Parties” means the parties to the Tax Receivable Agreement;
“Treasury Department” means U.S. Department of the Treasury;
“Treasury Regulation” means the tax regulations issued by the IRS;
“TSX” means the Toronto Stock Exchange;
“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;
“U.S. Holder” has the meaning set out on page 51;
“VIF” means a Voting Instruction Form;
“Violation” has the meaning set out on page 30;
“XBRL” means eXtensible Business Reporting Language.

FORWARD-LOOKING INFORMATION
We have made statements in this Management Circular that may be forward looking information within the meaning of Canadian Securities Laws (the “forward-looking statements”). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future performance, our anticipated growth and anticipated trends in our business. Statements that are not historical facts, including statements about the pending Reorganization, and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
These statements are only predictions based on our current expectations, beliefs and projections about future events taking into account information available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed in this Management Circular, including under the headings “Reorganization”, Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Certain Cayman Islands Income Tax Considerations” and “Risk Factors”. You should specifically consider the numerous risks outlined in this Management Circular.
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.
Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this Management Circular are not guarantees of future performance and our actual results of operations, financial condition or liquidity, and the development of the industry and markets in which we operate, may differ materially from the forward-looking statements contained in this Management Circular. In addition, even if our results of operations, financial condition or liquidity, and events in the industry and markets in which we operate, are consistent with the forward-looking statements contained in this Management Circular, they may not be predictive of results or developments in future periods.
Any forward-looking statement speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

THE REORGANIZATION
Overview of the Reorganization
Subject to the approval of Shareholders, GDHL is proposing a reorganization and domestication of GDHL and GDH LP. In summary, under the proposed terms of the Reorganization, among other things:
•GDHL and GDH LP will redomicile from the Cayman Islands to the State of Delaware.
•GDHL and its affiliated entities’ corporate and capital structure will be reorganized so as to normalize it on the basis of frequently used “Up-C structures” in the United States, with the Reorganization including the following steps:
•Pubco, a new Delaware-incorporated holding company, will become the successor public company of GDHL, with all outstanding Ordinary Shares being ultimately converted into and exchanged for shares of Class A Common Stock of Pubco.
•The existing organizational documents of GDH LP will be amended and restated, including to provide that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, who currently controls the general partnership interests of GDH LP, will transfer control of the general partnership interests of GDH LP to Pubco. However, notwithstanding such transfer of control of the general partnership interests of GDH LP to Pubco, Michael Novogratz will continue to ultimately effectively control the operations of GDH LP by virtue of his ownership of the new voting securities of Pubco that will be issued to entities controlled by him, as described below (i.e., Michael Novogratz will have the same control over GDH LP he has now, but through his control of Pubco rather than directly through the general partnership interests of GDH LP).
•Pubco will issue new voting securities to entities controlled by Michael Novogratz and other Existing LPs that will entitle them to vote (but not hold any economic rights) at the Pubco level, as though they had converted their existing Class B Units of GDH LP to shares of Class A Common Stock of Pubco. The holder of each such voting security of Pubco will also hold a LP Unit of GDH LP that will entitle its holder to economic rights in GDH LP and that cannot be transferred without a concurrent transfer of such a voting security of Pubco. As a result of such issuance, Michael Novogratz is expected to own approximately [●]% of Pubco’s voting power immediately following the Reorganization and the Reorganization Merger. As a result, after the Reorganization and the Reorganization Merger, Pubco will be a “controlled company” within the meaning of the Nasdaq rules and may elect not to comply with certain corporate governance standards. Pubco does not currently intend to rely on any of these exemptions following the aforementioned transactions and may not elect to do so in the future without approval of its independent directors.
•Pubco will enter into, and agree to certain payment rights and obligations pursuant to, an amendment and restatement of the existing tax receivable agreement between GDHL, GDH LP and certain other parties thereto.
•The “variable voting rights” attached to the Ordinary Shares that currently restrict the aggregate votes that may be cast by U.S. shareholders will be eliminated.
•Pubco intends to apply to list its Class A Common Stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GLXY”.
•In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents (as defined below) will provide that Pubco’s board of directors may take certain actions, including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par value or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder of Pubco would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.

The Domestication
Subject to the approval of Shareholders, GDHL expects to deregister under the Cayman Islands Companies Act and domesticate under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware (the “Domestication” and GDHL following the Domestication, “GDH Delaware”).
Pursuant to the Domestication, GDHL will re-domicile as a Delaware entity. To effect the Domestication, GDHL will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, pursuant to which the jurisdiction of incorporation of GDHL will be transferred by way of continuation from the Cayman Islands to the State of Delaware.
GDHL is currently governed by the Cayman Islands Companies Act, but upon the completion of the Domestication, GDH Delaware will be governed by the DGCL. Accordingly, Shareholders are urged to carefully consult the information set forth in the Appendix “2”—“Comparison of Corporate Governance and Shareholder Rights.”
In the Domestication, all of the issued and outstanding Ordinary Shares will convert, automatically and by operation of law, on a one-for-one basis into an equivalent number of shares of Class A Common Stock of GDH Delaware and GDH Delaware will, pursuant to its post-Domestication certificate of incorporation, be authorized to issue up to 500 million shares of Class B common stock. Additionally, in the Domestication, GDHL will change its name to, and GDH Delaware’s name will be, “Galaxy Digital Holdings Inc.”
Shareholders are being asked to consider and vote upon the Domestication pursuant to the Domestication Proposal.
The Governing Documents Amendment
In connection with the Domestication, GDHL will consummate certain related corporate reorganization transactions, including the amendment of GDHL’s existing organizational documents to authorize and provide for the issuance and terms of Class B ordinary shares of GDHL (the “Governing Documents Amendment”).
Shareholders are being asked to consider and vote upon the Governing Documents Amendment pursuant to the Governing Documents Amendment Proposal.
The Proposed Organizational Documents
In connection with the Domestication (the “Domestication Charter and Bylaws Amendment”), the Existing Organizational Documents will be amended and restated (which documents, as proposed to be amended and restated, are referred to as the “Proposed Organizational Documents”). The Proposed Organizational Documents will be in effect as the governing documents of GDH Delaware upon the completion of the Domestication, but prior to the consummation of the Reorganization Merger (as described below), and will provide for two classes of common stock of GDH Delaware: Class A Common Stock and Class B Common Stock.
If the Domestication and the Proposed Organizational Documents are approved by Shareholders and effectuated then, following the Domestication, GDHL’s affairs will no longer be governed by the Existing Organizational Documents under the Cayman Islands Companies Act, but rather GDH Delaware’s affairs will be governed by the Proposed Organizational Documents under the DGCL. The Proposed Organizational Documents will consist of a certificate of incorporation substantially in the form attached to this Management Circular as Annex “B” (the “Proposed Charter”) and bylaws substantially in the form attached to this Management Circular as Annex “C” (the “Proposed Bylaws.”)
GDHL is proposing the adoption of the Proposed Organizational Documents in connection with the Domestication because they contain provisions typical of other Delaware public companies.

Shareholders are being asked to consider and vote upon the Proposed Organizational Documents pursuant to the Proposed Organizational Documents Proposal.
The Domestication Charter and Bylaws Differences
The Existing Organizational Documents, which, following completion of the Governing Documents Amendment Proposal, will govern GDHL’s affairs under the Cayman Islands Companies Act differ materially from the Proposed Organizational Documents, which will govern GDH Delaware’s affairs under the DGCL. Accordingly, Shareholders are being asked to approve certain material differences between the Existing Organizational Documents and the Proposed Organizational Documents, which are referred to as the “Domestication Charter and Bylaws Differences” and which are described in this Management Circular. A summary of each of the

Domestication Charter and Bylaws Differences Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

	Existing Organizational Documents	Proposed Organizational Documents
Quorum for Shareholder Action—Organizational Documents Proposal A	The Existing Organizational Documents provide that two or more GDHL shareholders holding at least 25% in par value of the GDHL ordinary shares entitled to vote constitutes a quorum for a GDHL shareholder meeting.	The Proposed Organizational Documents provide that the presence of a majority of the outstanding voting power of GDH Delaware at a GDH Delaware shareholder meeting constitutes a quorum for a GDH Delaware shareholder meeting, except where a separate vote by a class or series of classes of shares is required, the presence in person or by proxy of a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable, constitutes quorum.
Removal of Directors—Organizational Documents Proposal B	The Existing Organizational Documents provide that any director may be removed by an affirmative vote of at least 66 2/3% of the total voting power of the outstanding GDHL ordinary shares.	The Proposed Organizational Documents provide that directors may be removed, with or without cause, by the majority vote of the total voting power of outstanding shares of GDH Delaware common stock, voting together as a single class.
Exclusive Forum—Organizational Documents Proposal C	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain shareholder litigation.
The Proposed Organizational Documents provide that, unless GDH Delaware consents to a different forum, (i) certain specified actions and proceedings may only be brought before the Court of Chancery of the State of Delaware (or another state or federal district court in the State of Delaware), and (ii) any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction, may only be brought before the federal district courts of the United States.

Ownership Limitations—Organizational Documents Proposal D	The Existing Organizational Documents do not contain provisions relating to ownership limitations.	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that GDH Delaware’s board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of GDH Delaware on a fully diluted basis.
Shareholders are being asked to consider and vote upon the Domestication Charter and Bylaws Differences pursuant to the Domestication Charter and Bylaws Differences Proposal.

The Issuance of Class B Common Stock
Following the Domestication, but immediately prior to the Reorganization Merger, subject to the approval of Shareholders, GDH Delaware expects to issue a number of shares of Class B Common Stock of GDH Delaware (which shares of Class B Common Stock of GDH Delaware will convert into shares of Class B Common Stock of Pubco in the Reorganization Merger) to each existing Class B limited partner of GDH LP (each, an “Existing LP”) equal to the number of Class B Units of GDH LP held by each such Existing LP immediately following the Domestication, which issuance is referred to as the “Issuance of Class B Common Stock.” In addition, following the Reorganization, current holders of Class B Units of GDH LP will be become holders of LP Units in GDH LP (which will entitle the holder to certain economic rights in GDH LP) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock).
The shares of Class B Common Stock of GDH Delaware will not represent any economic interest in GDH Delaware (or, following the Reorganization Merger, Pubco) and will solely represent voting interests (with each Existing LP continuing to hold their economic interest in GDH LP directly by virtue of their ownership of LP Units, into which the Class B Units of GDH LP will convert by operation of law upon consummation of the continuation of GDH LP as a Delaware limited partnership).
Shareholders, other than Excluded Shareholders, are being asked to consider and vote upon the Issuance of Class B Common Stock pursuant to the Issuance of Class B Common Stock Proposal. The Issuance of Class B Common Stock will occur immediately following the Domestication.
The issuance of the Class B Common Stock of GDH Delaware to each Existing LP of GDH LP holding Class B Units of GDH LP is a “related party transaction” for the purposes of MI 61-101. The issuance of such stock must be approved by a resolution passed by simple majority, excluding persons required to be excluded for the purpose of such under MI 61-101. See “—”Canadian Securities Law Matters” and “—”Minority Approval” below.
The Reorganization Merger
Following the Reorganization, GDHL will complete the Reorganization Merger. In the Reorganization Merger, GDH Delaware will merge with and into Pubco, which was incorporated as a Delaware corporation for the purpose of consummating the Reorganization Merger and which does not have any assets or operations, with Pubco continuing as the surviving entity. In connection with the Reorganization Merger, (i) each share of Class A Common Stock and Class B Common Stock of GDH Delaware will convert, automatically and by operation of law, on a one-for-one basis into one share of Class A Common Stock and Class B Common Stock of Pubco, respectively, and (ii) the certificate of incorporation and bylaws of Pubco will be amended and restated to be substantively identical to the Proposed Organizational Documents (and the term “Proposed Organizational Documents” shall refer, following the Reorganization Merger, to the certificate of incorporation and bylaws of Pubco as so amended). Each share of Class A Common Stock and Class B Common Stock of Pubco will entitle its holder to one vote per share on all matters submitted to a vote of holders of Pubco Common Stock.
As further described in this Management Circular, following the Reorganization and the Reorganization Merger, Pubco will succeed GDHL as the publicly traded company in which existing Shareholders will own their equity interests in our business.
Following the Reorganization and the Reorganization Merger, Pubco will be a holding company. All of our activities are, and will be following the Reorganization and the Reorganization Merger, conducted through GDH LP and its subsidiaries, and Pubco’s principal assets following the Reorganization and the Reorganization Merger will be its direct ownership of (i) certain LP Units GDH LP, which will entitle it to a corresponding percentage ownership of the economic interest in our business, and (ii) all of the general partnership interests of GDH LP. As further described below, immediately following the Reorganization and Reorganization Merger, (i) Pubco will be the sole general partner of GDH LP and thereby will control all actions of GDH LP, and (ii) entities controlled by

Michael Novogratz will own and control approximately [●]% of Pubco’s voting securities and ultimately effectively control our business.
Assuming the Reorganization is approved by GDHL shareholders, the Reorganization Merger is not required to be, and will not be, submitted to a vote of shareholders of GDHL or GDH Delaware, but will not be consummated unless the Reorganization is approved at the Meeting.
Background To and Reasons For the Reorganization
Background
While the Reorganization is intended to normalize GDHL’s corporate and capital structure and align all stakeholders’ interests at the Pubco level, the Issuance of Class B Common Stock is a “related party transaction” pursuant to MI 61-101. The Board formed the Special Committee of independent directors, comprised of all the directors of GDHL, other than Michael Novogratz (the “Founder” or “Mr. Novogratz”), at the time of its formation, to consider the Reorganization. The Special Committee retained independent counsel, Fasken and an independent financial advisor, Echelon. The Special Committee met formally in person and by telephone six times from March 12, 2021 until the announcement of the Reorganization and then once more prior to the mailing of this Management Circular. In addition, members of the Special Committee engaged in discussions with each other and with representatives of Citi, Echelon, Jenner and Fasken on numerous other occasions. The following is a summary of the material events, meetings, negotiations and discussions leading up to the public announcement of the Reorganization on May 5, 2021 and thereafter.
The Board from time to time evaluates business alternatives and strategic opportunities available to GDHL as part of its ongoing review and oversight of GDHL’s business, with a view to the best interests of GDHL. As part of this process, the Board has, from time to time, considered a variety of strategic alternatives available to GDHL, including redomiciling GDHL to the United States and normalizing its corporate structure.
In February 2021 management of GDHL began to consider alternatives to achieve a normalized capital structure and to redomicile GDHL from the Cayman Islands to the United States. On February 8, 2021, management of GDHL met with Blakes, Davis Polk and Maples to discuss structuring and preliminary considerations for (i) a redomiciling of GDHL from the Cayman Islands to Delaware; (ii) a reorganization of GDHL and GDH LP that would include the holders of Class B Units of GDH LP receiving a new class of common stock of GDH Delaware and (iii) a listing of the shares of Pubco on the Nasdaq.
From February 8, 2021 through February 16, 2021, Davis Polk, Blakes, Maples worked on evaluating the feasibility of the Reorganization.
On February 16, 2021, the Board held a meeting where it discussed a potential acquisition of BitGo Holdings, Inc. (“BitGo”). At this meeting, management of GDHL presented on the potential redomiciliation of GDHL from the Cayman Islands to the United States.
From February 16, 2021 through February 26, 2021, Davis Polk, Blakes, Maples continued to work on evaluating the feasibility of the Reorganization.
The Board held a meeting on February 26, 2021. Management of GDHL presented to the Board on the possibility of undertaking the Reorganization. Representatives of Davis Polk and Blakes attended the meeting. Management of GDHL explained to the Board that they were considering a possible Reorganization, which would allow GDHL to redomicile to the State of Delaware, simplify and normalize its capital structure, pursue a U.S. listing and facilitate potential acquisitions. Counsel advised the Board of the duties and responsibilities of the directors in the context of the Reorganization under corporate law. Davis Polk outlined alternatives available to the Board, including continuing GDHL’s current structure (i.e., the status quo). Blakes advised that the possible Reorganization involved restructuring the Class B Units of GDH LP and that Mr. Novogratz, a director and the Chief Executive Officer of GDHL, and certain other officers of GDHL are holders of Class B Units of GDH LP and, as a result, portions of the Reorganization would constitute a related party transaction for the purposes of MI 61-101. The Board discussed matters of independence, including possible Special Committee membership considerations in that regard. The Board discussed these alternatives and unanimously agreed that management should continue to pursue the possible Reorganization. The Board agreed to establish the Special Committee, consisting of Bill Koutsouras (Chair), Nereida Flannery, Theagenis Iliadis and Dominic Docherty to: (i) review the proposal made to effect the Reorganization, (ii) evaluate the Reorganization and any other alternatives available to GDHL which may be in the best interests of GDHL, including maintenance of the status quo (each such alternative, a “Potential Alternative”), (iii) oversee any related negotiations, and (iv) make recommendations to the Board respecting the Reorganization or a Potential Alternative. The Special Committee was also given the power to engage independent legal counsel and retain financial and other professional advisors. We note that Nereida Flannery and Theagenis Iliadis did not stand for re-election to the Board of Directors in 2023 and therefore no longer serve on the Special Committee.
From February 26, 2021 through March 12, 2021 management of GDHL, Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of the work.
The Special Committee held a meeting on March 12, 2021, with representatives of Blakes and Davis Polk in attendance. The Special Committee and those in attendance discussed, among other things, the development of the Special Committee’s mandate, considerations under MI 61-101, and whether to retain independent legal counsel and financial advisor(s) and/or valuator(s). The Special Committee determined that it wished to retain independent counsel and agreed to further consider the foregoing matters further with such counsel. The Special Committee then discussed whether it should request compensation for their service. The Chair of the Special Committee proposed that, at this time and consistent with other committee service, the Special Committee not receive any additional compensation. He added that if the time commitment associated with the Special Committee were to materially increase then they could reconsider this matter. The other members of the Special Committee agreed with the Chair’s proposal.
On March 16, 2021, the Special Committee met and determined to retain Fasken as independent legal counsel.
On March 18, 2021, the Special Committee met with Fasken to discuss the mandate of the Special Committee and review the duties and responsibilities of the members. Fasken outlined the requirements for a “related party transaction” and the process required under MI 61-101 and the steps to the proposed Reorganization were reviewed. Fasken worked with the Chair of the Special Committee to create a list of financial advisors for the Special Committee to consider retaining.
The Chair of the Special Committee and Fasken interviewed a number of prospective financial advisors. On April 18, 2021 the Special Committee retained Echelon as financial advisor in connection with the Reorganization, following confirmation that Echelon qualified as independent.
During March 2021 and early April 2021, management of GDHL and Davis Polk and Blakes continued background work related to the structuring of the possible Reorganization. Management of GDHL kept the Chair of the Special Committee appraised of their work and Blakes and Fasken had numerous communications regarding such work. During these calls, it was indicated that management of GDHL was considering the possibility of including a “staggered board” as part of the new governance of Pubco.
On April 9, 2021, the Special Committee met with Fasken to discuss the progress of the Reorganization, draft documentation, key terms of the Reorganization, tax consequences of the possible Reorganization and the possibility of including a staggered board as part of the new governance of Pubco.
On April 14, 2021, the Chair of the Special Committee and Fasken met with Davis Polk and Blakes to discuss, among other matters, the proposed structuring of the possible Reorganization, timing, certain diligence issues, regulatory matters (including TSX rules and approvals), and additional information requested by the Special Committee.
On April 15, 2021, the Special Committee met with Fasken to discuss the progress of the structuring of the possible Reorganization and the additional information the Special Committee required for their deliberations.

Between April 15, 2021 and April 22, 2021, Fasken engaged in discussions with Blakes and Davis Polk in respect of additional information and questions posed by the Special Committee which included review and discussion of the current structure of GDHL and GDH LP and share capital matters, the proposed share terms and governing documents of Pubco following the Reorganization, consents and approvals that may be required, direct and indirect costs of the Reorganization, accounting treatment of the Reorganization, current and proposed governing documents (including proposed shareholder protections following the Reorganization), tax matters and regulatory issues. On April 21, 2021, the Special Committee retained Jenner, as its independent United States counsel, to assist with the review, assessment and comparison of the various governance and shareholder protections under Delaware law.
On April 22, 2021, the Special Committee met and received a presentation from management of GDHL, together with Citi, which is a general financial advisor to GDHL, summarizing the anticipated implications of the Reorganization for Shareholders and other considerations that were mitigating factors, including those described below under the heading “Information and Factors Considered by the Special Committee”. After management of GDHL and Citi left the meeting, the Special Committee discussed these matters with its independent advisors.
From April 22, 2021 to April 27, 2021, management of GDHL engaged in discussions with the Chair of the Special Committee in order to keep the Special Committee updated with timing and process.
On April 27, 2021, the Special Committee met to discuss the Reorganization and whether the Special Committee would recommend the Board approve the Reorganization, subject to certain conditions and requirements. The Special Committee discussed at length the advice of its independent financial and legal advisors, the review and finding of the existing constating documents of GDHL and GDH LP and the structure under the proposed Reorganization, the general tax implications, the benefits and disadvantages to the Minority Shareholders and considered the increased litigation and insurance costs of a United States domiciled company. The Special Committee considered Potential Alternatives, including maintaining the status quo, collapsing the current operating subsidiary held by a public holding company structure through the conversion of GDH LP units into Ordinary Shares and a reorganization without a redomicilation to Delaware.
On April 29, 2021, counsel at Fasken contacted counsel at Blakes and advised that the Special Committee would require the following if it were to support the proposed Reorganization:
1.GDHL will seek “majority of the minority” approval of the Reorganization in accordance with MI 61-101, notwithstanding that no such approval is required under MI 61-101.
2.GDHL will not be relying on the “control company exemptions” under the rules of the Nasdaq at the time of the Reorganization and, if it does in the future intend to rely on these exemptions, such decision will be made by the independent directors.
3.There will not be a staggered board implemented as part of the Reorganization.
4.The management information circular to be prepared in connection with seeking Shareholder approval of the Reorganization will provide disclosure to Shareholders to make a fully informed decision regarding the Reorganization and will comply with the applicable requirements of MI 61-101; and
5.The documents (including the management information circular) implementing the Reorganization will be reviewed and negotiated under the supervision of the Special Committee.
On May 2, 2021, the Board met to discuss the Reorganization and the Special Committee delivered its recommendations to the Board. The Chair of the Special Committee noted that the mandate and purpose of the Special Committee was to evaluate the proposed Reorganization and act as a procedural safeguard to ensure that key decisions are made by directors whose judgment is, and is perceived to be, free of conflicts. He shared with the Board the Special Committee’s process, including, among other things, holding six meetings, hiring independent counsel and an independent financial advisor and reviewing the benefits and disadvantages of the proposed Reorganization to the Minority Shareholders and to GDHL. The Chair of the Special Committee noted that, in addition to considering the terms of the proposed Reorganization, the Special Committee considered whether the fair market value of the securities to be issued to interested parties (as defined in MI 61-101) and the consideration to be received by GDHL is not readily determinable, and in such case whether such fair market value is less than 25% of the market capitalization of GDHL, both of which are important determinations relating to whether GDHL must obtain a formal valuation under certain Canadian Securities Law requirements. The Chair of the Special Committee outlined the framework that the independent financial advisor prepared for the Special Committee to assist it in making these determinations. The Chair of the Special Committee advised that the Special Committee, after taking into account legal and financial advice, had determined that GDHL may rely upon an exemption from the valuation requirements for the Reorganization as the fair market value of the securities to be issued to interested parties and the consideration to be received by GDHL is: (i) not readily determinable, and (ii) the Special Committee acting in good faith has determined that each such fair market value is less than 25% of the market capitalization of GDHL. See “Canadian Securities Law Matters”. The Chair of the Special Committee then conveyed the Special Committee’s recommendations to the Board that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization. He also noted that the recommendation is based on the conditions communicated on April 29, 2021.
Following receipt of the recommendations of the Special Committee, Mr. Novogratz declared an interest in the proposed resolutions of the Board in respect of the Reorganization and abstained from the vote. Based on the unanimous recommendations of the Special Committee and after full discussion and deliberation and after review of the terms and conditions of the Reorganization:
1.The Board determined that the steps of Reorganization are in the best interests of GDHL and fair to Shareholders (other than the Excluded Shareholders).
2.The Board, acting in good faith, determined that the fair market value of each of (i) GDH Delaware Class B Common Stock to be issued to Mr. Novogratz and other current senior officers of GDHL (which shares of Class B Common Stock of GDH Delaware will convert automatically and by operation of law on a one-for-one basis into shares of Class B Common Stock of Pubco in the Reorganization Merger) and (ii) the consideration to be received by GDHL (being the transfer of all of the general partnership interests of GDH LP) are not readily determinable but in any event are less than 25% of GDHL’s market capitalization (calculated in accordance with MI 61-101), and, as a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101.
3.The Board approved the Reorganization, subject to final resolution of the outstanding matters identified to the Board by management of GDHL, as determined by management of GDHL following review and approval by the Special Committee, and declared it advisable that GDHL proceed with the Reorganization.
4.The Board (i) directed that the Reorganization be submitted for consideration by Shareholders at the Meeting, called for the purpose of considering the Reorganization and (ii) recommended that Shareholders (excluding the Excluded Shareholders) vote in favor of the Reorganization.
The potential acquisition of BitGo was also discussed and approved at the May 2, 2021 Board meeting. The completion of the Reorganization was never conditioned on the completion of the potential acquisition of BitGo, although completing the acquisition of BitGo would have been conditioned on the Reorganization being completed. The Board noted that this was one of the advantages of the Reorganization: the Reorganization, including the Domestication, would ultimately make Pubco’s shares attractive as consideration in acquisitions. See “Information and Factors Considered by the Special Committee”.
On May 5, 2021, immediately following final resolution of the outstanding matters by management of GDHL and review and approval by the Special Committee, the Reorganization was announced.
On August 15, 2022, GDHL announced that it terminated the acquisition agreement with BitGo, but still intended to complete the Reorganization, including the Domestication.

During September 2022 and early October 2022, management of GDHL and Davis Polk considered the structure of the Reorganization in light of the termination of the potential acquisition of BitGo and proposed certain changes to reduce the complexity of the Reorganization and simplify the legal structure of Pubco.
Between October 3, 2022 and October 8, 2022, Fasken engaged in discussions with Blakes and Davis Polk in respect of the changes to the structure of the Reorganization.
On October 12, 2022, the Special Committee met with its legal and financial advisors in attendance to discuss the changes to the structure to the Reorganization. The Special Committee concluded that the changes to the structure did not affect their analysis of the transactions or alter their previous recommendation to the Board.
Information and Factors Considered by the Special Committee
In determining that the Reorganization is in the best interests of GDHL and fair to Minority Shareholders, and in making its recommendations to Board, the Special Committee undertook a thorough review of, and carefully considered, the terms of the Reorganization, received the advice of Echelon and Fasken and considered a number of factors. In view of the variety of factors and the amount of information considered in connection with the Special Committee’s evaluation of the Reorganization, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its determination and recommendation. The Special Committee’s determination and recommendation is based upon the totality of the information presented and considered by it. The determination and recommendation of the Special Committee were made after consideration of the factors noted herein, other factors and in light of the Special Committee’s knowledge of the business, financial condition and prospects of GDHL and considering the advice of the Special Committee’s financial, legal and other advisors. Individual members of the Special Committee may have assigned different weights to different factors. The factors considered include the following:
1.Enhanced shareholder value—The Reorganization will provide increased liquidity through access to U.S. capital markets, which are the deepest, most dynamic and most liquid in the world and will improve flexibility for future equity and debt capital market needs. The Reorganization reduces complexity and restrictions arising from not being a U.S. registrant and from being a “foreign private issuer” and certain current uncertainties regarding that status. It also allows greater access to and ability to communicate directly with its U.S. retail shareholder base. While GDHL has taken significant efforts to not direct any selling efforts to U.S. investors that are not qualified, nonetheless there is a sizable U.S. shareholder base, many of whom it cannot currently engage with due to regulatory restrictions. Redomiciling to the United States will eliminate restrictions on U.S. shareholder engagement. Galaxy will be able to share its mission broadly to enhance shareholder value.
2.Normalized corporate structure—The Reorganization is shareholder friendly because it moves all voting rights to the publicly traded company into an “Up-C Structure” frequently used in the United States and well-understood by the market. The Reorganization is also expected to permit full consolidation vs. passive equity investment for the Pubco and GDH LP financial statement and for U.S. Investment Company Act purposes. As a result, financial reporting should be easier for the internal finance team to produce and for investors and equity analysts to understand.
3.Normalized capital structure—The Reorganization removes restrictions on U.S. shareholder ownership by eliminating the certification and adjustment process currently in place (as described under the heading “Voting Shares and Principal Holders Thereof”), thereby opening significant possibilities for financing opportunities. Following the Reorganization, Pubco equity can be issued to U.S. residents with tax deferred treatment which may create additional opportunities for acquisitions and allows management to compensate all employees directly in equity.
4.Aligns all stakeholders’ interests, including shareholders, employees, and clients—All ultimate holders of Common Stock will vote together at the Pubco level following the Reorganization and the Reorganization Merger. In addition, since GGI, an entity beneficially owned by our Founder, will indirectly transfer the general partnership interests of GDH LP to Pubco, GDH LP will be controlled by Pubco, unlike under the current structure of GDHL where the general partnership interests of GDH LP are wholly-owned by GDH GP and, indirectly, GGI. There is no expected impact on creditors from the Reorganization.
5.Headquarters—The Reorganization also aligns principal trading market, governing jurisdiction and governance structure to Galaxy’s established U.S. headquarters. It also permits the primarily U.S. executive deep to engage actively with established U.S. relationship for business and financing opportunities.
6.Prominence, predictability, and flexibility of Delaware law. For many years, the State of Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen the State of Delaware initially as a state of incorporation or have subsequently changed the corporate domicile to the State of Delaware. Because of the State of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.
7.Well-established principles of corporate governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to Galaxy, its directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Galaxy stockholders from possible abuses by directors and officers. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to corporate legal affairs.
8.Increased ability to attract and retain qualified directors. Redomiciliation from the Cayman Islands to the State of Delaware is attractive to directors, officers and Shareholders alike. Pubco’s jurisdiction of incorporation being in the State of Delaware may make it more attractive to future candidates for the board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. Candidates’ familiarity and comfort with Delaware law—especially those relating to director indemnification—draw such qualified candidates to Delaware corporations. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Pubco stockholders from possible abuses by directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability.
9.Continuity—The Reorganization allows continuity of existence (with Pubco installed as the public parent company of GDHL) and continuity of asset ownership. There will be no material change in the carrying amount of the consolidated assets and liabilities of Galaxy solely as a result of the Reorganization. The business, capitalization, assets and liabilities and financial statements of Pubco immediately following the Reorganization will be the same as those of GDHL immediately prior to the Reorganization.
10.Effects on share capital—Existing Ordinary Shares will ultimately become Class A Common Stock of Pubco and existing options and other security-based incentives of GDHL will ultimately become options and security-based incentives of Pubco. The economic rights of such security holders will not change. The Reorganization is considered a new issuance of securities for U.S. securities law purposes and, hence, requires a registration statement on Form S-4 to be filed with and declared effective by the SEC. As a result, the Class A Common Stock will be issued as freely tradeable for U.S. securities law purposes pursuant to a U.S. registration statement. The Class A Common Stock will also be issued as freely tradeable for Canadian securities law purposes, without the requirement to file a prospectus. The Reorganization allows continued public trading since trading should not be disrupted on the TSX prior to Galaxy’s anticipated Nasdaq listing.
11.Contractual consents and approvals—There are no known material consents or approvals under contracts at the GDHL or GDH LP level for the Reorganization, except those required by pursuant to the GDH LPA which are anticipated to be obtained.
12.Tax considerations—Based on the facts and considerations described herein under the headings “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”, among others, there are no material adverse U.S. tax consequences because of the Reorganization or Reorganization Merger expected to apply (i) to Galaxy or (ii) to holders of options and other security-based incentives of GDHL. Going forward, Galaxy will be taxed as a U.S. entity but the actual impact is not meaningful due to existing tax obligations. For U.S. Shareholders, there is a non-economic benefit due to removal of PFIC status. U.S. Shareholders would no longer need to deal with annual PFIC information statements and related matters. Based on the facts and considerations described herein under the heading “Certain Canadian Federal Income Tax Considerations”, there are no material adverse Canadian tax consequences because of the Reorganization or the Reorganization Merger to Canadian Shareholders.
The Special Committee also considered numerous uncertainties, risks and other potential negative factors associated with the Reorganization, including, among others, the following:
1.Increased litigation and insurance expenses—Following the Reorganization, Pubco may face potential increase in litigation and associated expenses. However, the potential for increased litigation as a U.S. company are mitigated by the benefits anticipated of operating as a U.S. public company due to increased ability to engage with the U.S. market. In addition, the cost of directors’ and officers’ insurance is expected to increase. The increased cost expected for required insurance as a U.S. public company is mitigated by the fact that the U.S. market has been more willing to engage with digital asset companies and as a result, the market for underwriting will be larger.
2.Potentially heightened regulatory scrutiny—Pubco will be subject to SEC reporting standards similar to, but more stringent than, standards in Canadian markets following the Reorganization. In addition, Pubco is expected to remain a reporting issuer in Canada subject to Canadian Securities Laws for the foreseeable future. The stricter regulatory scrutiny and reporting environment are mitigated by ability to access the benefits of transparency, liquidity and flexibility of U.S. capital markets.
3.Non-completion—There are risks to GDHL if the Reorganization is announced and not completed, including the costs to GDHL in pursuit of the Reorganization and the potential impact on the trading price of the Ordinary Shares and the market’s perceptions of GDHL’s prospects.
4.Change in accounting principles and standards—The change to U.S. GAAP from IFRS will have a meaningful impact on the way cryptocurrency assets are accounted for, as digital assets will be accounted for as intangible assets rather than receive fair value accounting treatment. This concern is mitigated because management will be able to report non-GAAP metrics, which Galaxy believes more accurately reflect the current valuation of the digital asset portfolio, better reflect Galaxy’s actual book value and provide investors with more consistent and historically comparable results. The other changes not anticipated to be collectively material. In addition, a majority of investors are familiar with U.S. GAAP standards, reducing complexity to model and value the business.
5.Business risks—There is a risk that the potential benefits of the Reorganization are not fully realized, or only partially realized, and recognizing that many of those benefits are uncertain and that there are many potential regulatory challenges associated with successfully completing the Reorganization. Costs relating to implementing the Reorganization may be significantly higher than expected. The Reorganization may be potentially disruptive to Galaxy as it may interrupt business operations, result in system integration issues or divert management’s time away from their usual roles.
The foregoing summary of the information and factors considered by Special Committee in making its recommendations to the Board is not intended to be exhaustive but includes the material information and factors considered by Special Committee in its consideration of the Reorganization.
Recommendation of the Special Committee
The Special Committee unanimously determined that the proposed Reorganization is (i) fair to the Minority Shareholders and (ii) in the best interest of GDHL, and that the Board should approve the proposed Reorganization.
Recommendation of the Board
After careful consideration of, among other things, the unanimous recommendation of the Special Committee, the Board has determined (with the interested directors declaring their interest and abstaining on voting with respect to the resolutions related to the Reorganization) that the Reorganization is (i) fair to the Shareholders (other than Excluded Shareholders) and (ii) in the best interest of GDHL, and recommends that you vote or give instruction to vote “FOR” the approval of the Reorganization.
Canadian Securities Law Matters
GDHL is a reporting issuer in all provinces and territories of Canada and accordingly is subject to requirements of Canadian Securities Laws including MI 61-101, which regulates transactions that raise the potential for conflicts of interest. MI 61-101 regulates certain types of transactions to ensure fair treatment of security holders when, in relation to a transaction, there are persons in a position that could cause them to have an actual or reasonably perceived conflict of interest or informational advantage over other security holders.
Pursuant to MI 61-101, if a transaction meets the definition of a “related party transaction” then some of the following may be required: (i) enhanced disclosure in documents sent to security holders, (ii) the approval of security holders excluding, among others, “interested parties” (as defined in MI 61-101), (iii) a formal valuation of the equity securities being acquired, prepared by an independent and qualified valuator, and (iv) an independent committee of the directors of the reporting issuer to carry out specified responsibilities. The security holder protections provided by MI 61-101 go substantially beyond the requirements of corporate law. The issuance by GDH Delaware (and, in the Reorganization Merger, Pubco) of shares of Class B Common Stock to our Founder, the directors and senior officers of GDHL and the managers of and senior officers of GDH GP who hold Class B Units of GDH LP is a “related party transaction” pursuant to MI 61-101. The Reorganization Merger is not a “business combination” pursuant to MI 61-101.
The Board formed the Special Committee to consider the Reorganization. The Special Committee retained independent counsel, Fasken, Jenner and an independent financial advisor, Echelon. As noted above, in consultation with these advisors, the Board, upon the recommendation of the Special Committee, determined that the fair market value of the subject matter of the transaction and the consideration for the transaction is not readily determinable as there is no market to determine the fair market value of the voting rights exchanged in the proposed Reorganization. Notwithstanding this determination, the Board, acting in good faith and based on the recommendation of the Special Committee with the input from its independent financial and legal advisors, concluded that neither the fair market value of the subject matter of the transaction nor the consideration for the transaction exceeds 25% of the market capitalization of GDHL. The subject matter of the related party transaction is the transfer of control of the general partnership interests of GDH LP from GDH GP and, indirectly, GGI (a company controlled by our Founder) to

GDH Delaware (and ultimately to Pubco following the Reorganization Merger). GDH LP is the operating entity of GDHL and, currently, GDHL has a minority non-controlling interest in GDH LP. The consideration for the Founder ultimately transferring control of the general partnership interests of GDH LP from GDH GP to Pubco is the issuance of Class B Common Stock (with no economic interest) that gives our Founder (i) the same control over Pubco that he would have upon conversion of his existing Class B Units of GDH LP into Ordinary Shares and (ii) the same control over GDH LP he has now but through Pubco rather than through GDH GP. There are no economic rights associated with the Class B Common Stock that are to be issued to our Founder. Under our current structure, our Founder has no control over GDHL but has complete control over GDH LP. Following the Reorganization, our Founder will have control over Pubco with no direct control over GDH LP. Our Founder will have a right to nominate one director to Pubco following the Reorganization. Prior to the Reorganization, our Founder currently has a right to be nominated for election as a director at each annual general meeting of Shareholders.
The Reorganization does not involve a purchase of securities to effect a change of control. The transaction is simply a reorganization of the corporate and capital structure that effects a transfer of control from a subsidiary operating entity level to a parent holding company level but does not involve a transfer of any economic or other rights of the parties. There is no recognized (non-arbitrary) manner or market by which to value the fair market value of the voting control of a holding company that is separate and apart from its economic value or the fair market value of voting control of an operating entity, which is being exchanged for voting control of the holding company. The financial advisor for the Special Committee considered in detail the value of the subject matter and the consideration to be received as part of the Reorganization. Although there were no precedent transactions directly on point to this transaction and no market whereby the value of standalone voting rights could be determined, the most analogous transactions (although not perfectly analogous) that could provide some insight as to the “potential” value of standalone voting rights involving a collapse of a multiple voting/dual class structure that result in the elimination of the controlling voting rights of such shares but maintains the existing economic rights of the shareholders. Given that the shareholders’ economic rights in these precedent transactions were not compromised (other than by dilution in favour of the multiple voting shareholder) and only the “voting rights” that were being eliminated, one basis to consider the value for such “voting rights” was the premium paid in those transactions with the premium being calculated as the percentage of share ownership issued to the multiple voting shareholder in excess of its current economic ownership (resulting in dilution to the other class of shareholders). In the recent precedent transactions in the Canadian public markets whereby multiple voting/dual class structures were eliminated that included premiums paid to the multiple voting shareholder, premiums ranged from 0.8% to 11.4%, representing even at the anomalous upper extreme far less than 25% of the market capitalization of the target company under section 5.5 of MI 61-101.
The Board and the Special Committee determined the market capitalization of GDHL pursuant to subsection (a) of its definition under section 1 of MI 61-101 (as a published market exists). Reliance was not placed on any exemptive relief to include the equity value of GDH LP as is the case in typical REIT related party transactions. The Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Reorganization. GDHL’s officers and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds, together with the experience and expertise of GDHL’s advisors, enabled them to make the necessary analyses and determinations regarding the Reorganization.
As a result, GDHL is exempt from the requirements to obtain a formal valuation and obtain “majority of the minority” approval under Sections 5.5(a)(i) and 5.7(a) of MI 61-101. See “The Reorganization—Background to and Reasons for the Reorganization”.
All securities to be issued under the Reorganization, will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws and will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under Canadian Securities Laws.

Following the Reorganization, Shareholders will retain the same proportionate interest in Pubco that they have in GDHL and Pubco will have the same proportionate interest in the assets of Galaxy as GDHL holds prior to the Reorganization.
Formal Valuation
As described above, GDHL is not required to obtain a formal valuation under MI 61-101 as a result of the exemption from the formal valuation requirement under section 5.5(a)(i) of MI 61-101 for issuers where at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, is readily determinable, but in any event do not exceed 25% of the issuer’s market capitalization.
Prior Valuations
To the knowledge of the directors and senior officers of GDHL, after reasonable enquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of GDHL, the Ordinary Shares or any material assets of GDHL during the 24 months prior to the date of this Management Circular.
Minority Approval
Notwithstanding that no “majority of the minority” approval is required under MI 61-101, the Special Committee and the Board determined to also seek such approval from Shareholders
As a result, the Issuance of Class B Common Stock Proposal will require the affirmative vote of a majority of the votes attached to Ordinary Shares held by Shareholders present in person or virtually or represented by proxy at the Meeting, excluding for this purpose votes attached to Ordinary Shares held by (i) GDHL, (ii) “interested parties”, (iii) any “related party” of an “interested party” and (iv) any person that is a “joint actor” (as such terms are defined in MI 61-101) with the foregoing.
To the knowledge of the directors and senior officers of GDHL after reasonable inquiry, as of [●], 2023, the Shareholders whose votes are required to be excluded for purposes of “minority approval” in accordance with MI 61-101, as described above, beneficially owned, or exercised control or direction over, an aggregate of [●] Ordinary Shares representing approximately an aggregate of [●]% of the outstanding Ordinary Shares.
Details of such holdings are as follows:

Name	Relationship with GDHL	Number of Ordinary Shares	% Voting Participation
Michael Novogratz(1)	Interested Party	[●]	[●]%
Michael Ashe	Interested Party	[●]	[●]%
Christopher Ferraro	Interested Party	[●]	[●]%
Steve Kurz	Interested Party	[●]	[●]%
Andrew Siegel	Interested Party	[●]	[●]%
Kim Pillemer(2)	Interested Party	[●]	[●]%
Sam Englebardt	Interested Party	[●]	[●]%
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Notes:
(1)Mr. Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Mr. Novogratz.
(2)Ms. Pillemer ceased to be an officer on May 6, 2022.
Organizational Structure Prior to the Reorganization
GDHL is a holding company. All of its activities are conducted through GDH LP and its subsidiaries, and GDHL’s principal asset is its ownership, directly and indirectly, of Class A Units of GDH LP, which entitles it to a corresponding percentage ownership of the economic interest in our business. GDH LP holds all of the issued and outstanding limited partnership interests of Galaxy Digital LP, an exempted limited partnership formed under the laws of the Cayman Islands. GDH GP is the existing general partner of GDH LP. GGI is the parent company of GDH GP, and therefore indirectly controls GDH LP. Because GDHL does not manage or operate the business or control the strategic decisions and day-to-day operations of GDH LP and because GDHL only has a minority financial interest in GDH LP, GDHL does not currently consolidate the financial results of GDH LP, and instead accounts for it as an equity method noncontrolling interest to reflect GDHL’s entitlement to a portion of GDH LP’s net income.
The following diagram illustrates the structure of GDHL and its interest in GDH LP.
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*Denotes newly formed shell company with nominal assets and operations, formed primarily for the purpose of consummating the Reorganization and the Reorganization Merger.
Effect of the Reorganization on Our Organizational Structure
Upon completion of the Reorganization and Reorganization Merger, Pubco will be the sole general partner of GDH LP and will hold [●] LP Units, constituting [●]% of the outstanding economic interests in GDH LP. Pubco will thereby control all actions of GDH LP and will consolidate GDH LP in its financial results.
The Existing LPs will collectively hold (i) [●] shares of Class A Common Stock and [●] LP Units, which together directly and indirectly represent approximately [●]% of the economic interest in GDH LP and (ii) through their collective ownership of [●] shares of Class A Common Stock and [●] shares of Class B Common Stock, approximately [●]% of the combined voting power of Pubco’s Common Stock.
Our Founder, and funds affiliated with our Founder, through their holdings of LP Units and Class B Common Stock, will collectively own [●]% of the economic interest in GDH LP, as well as an equal percentage of the voting power in Pubco.
The following diagram depicts our organizational structure immediately following the consummation of the Reorganization and the Reorganization Merger, as well as certain post-closing internal restructuring steps we intend to effect immediately following the consummation of such transactions, including the merger of GDH Intermediate

LLC with and into Pubco following completion of the Reorganization Merger with Pubco continuing as the surviving entity (the “GDHI LLC Merger” and together with the Reorganization Merger, the “Reorganization Mergers”) and is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.
Amended LP Agreement
In connection with the Reorganization, the GDH LPA will be amended and restated to effect the continuation of GDH LP to Delaware (the “Amended LP Agreement”). GDH Delaware, GDH LP and each of the Existing LPs will enter into the Amended LP Agreement. Following the Reorganization, and in accordance with the terms of the Amended LP Agreement, we will operate our business through GDH LP. Pursuant to the terms of the Amended LP Agreement, so long as the Existing LPs continue to own any LP Units or securities redeemable or exchangeable into shares of our Class A Common Stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of GDH LP or own any assets other than securities of GDH LP and/or any cash or other property or assets distributed by or otherwise received from GDH LP, unless we determine in good faith that such actions or ownership are in the best interest of GDH LP.
Pubco will be the sole general partner of GDH LP and, as a result, Pubco will have control over all of the affairs and decision making of GDH LP. As such, through our officers and directors, we will be responsible for all operational and administrative decisions of GDH LP and the day-to-day management of GDH LP’s business. Pubco will fund any dividends to its holders of Class A Common Stock by causing GDH LP to make distributions to the holders of LP Units. If GDH LP makes such distributions, the holders of LP Units will be entitled to receive equivalent distributions from GDH LP. However, because Pubco (i) may be subject to corporate-level taxation on its allocable share of GDH LP’s taxable income and be required to use a portion of the distributions it receives to pay such corporate-level taxes and (ii) must make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of Pubco’s Class A Common Stock are expected to be less than the amounts distributed by GDH LP to the other holders of LP Units on a per share basis. Prior to the Reorganization, GDHL has not paid or declared a dividend on the Ordinary Shares.

Assuming GDH LP makes distributions to its limited partners in any given year, the determination to pay dividends, if any, to holders of Class A Common Stock out of the portion, if any, of such distributions remaining after our payment of taxes and Tax Receivable Agreement payments (any such portion, an “excess LP distribution”) will be made by Pubco’s board of directors. Because our board of directors may determine to pay or not pay dividends to holders of Class A Common Stock, holders of Class A Common Stock may not necessarily receive dividend distributions relating to excess LP distributions, even if GDH LP makes such distributions to us.
The holders of LP Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of GDH LP. Net profits and net losses of GDH LP will generally be allocated to its limited partners pro rata in accordance with the percentages of their respective ownership of LP Units. The Amended LP Agreement will provide for pro rata cash distributions to the holders of LP Units for purposes of funding their tax obligations in respect of the taxable income of GDH LP that is allocated to them. Generally, these tax distributions will be computed based on GDH LP’s estimate of the net taxable income of GDH LP allocable to each holder of LP Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident of New York, New York (taking into account the non-deductibility of certain expenses and the character of our income). As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LP Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GDH LP’s distribution obligations, we may receive tax distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement.
Except as otherwise determined by us, if at any time we issue a share of our Class A Common Stock, the net proceeds received by us with respect to such share, if any, shall be concurrently invested in GDH LP and GDH LP shall issue to us one LP Unit, unless such share was issued by us solely to fund the purchase of an LP Unit from a holder of LP Units (upon an election by us to exchange such LP Unit in lieu of redemption following a redemption request by such holder of LP Units), in which case such net proceeds shall instead be transferred to the selling holder of LP Units as consideration for such purchase, and GDH LP will not issue an additional LP Unit to us. Similarly, except as otherwise determined by us, (i) GDH LP will not issue any additional LP Units to us unless we issue or sell an equal number of shares of our Class A Common Stock and (ii) should GDH LP issue any additional LP Units to the Existing LPs or any other person, we will issue an equal number of shares of our Class B Common Stock to such Existing LPs or any other person. Conversely, if at any time any shares of our Class A Common Stock are redeemed, purchased or otherwise acquired by us, GDH LP will redeem, purchase or otherwise acquire an equal number of LP Units held by us, upon the same terms and for the same price per security, as the shares of our Class A Common Stock are redeemed, purchased or otherwise acquired. In addition, GDH LP will not effect any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the LP Units unless it is accompanied by a substantively identical subdivision or combination, as applicable, of each class of our Common Stock, and we will not effect any subdivision or combination of any class of our Common Stock unless it is accompanied by a substantively identical subdivision or combination, as applicable, of the LP Units.
Under the Amended LP Agreement, the holders of LP Units (other than us) will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly-issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of our Class A Common Stock for each LP Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If we decide to make a cash payment, the holder of an LP Unit has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming holder of LP Units will surrender such LP Units to GDH LP for cancellation. The Amended LP Agreement requires that we contribute cash or shares of our Class A Common Stock to GDH LP in exchange for an amount of newly-issued LP Units in GDH LP equal to the number of LP Units redeemed from the holders of LP Units. GDH LP will then distribute the cash or shares of our Class A Common Stock to such holder of an LP Unit to complete the redemption. In the event of a redemption request by a holder of an LP Unit, we may, at our option, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LP Units that we own equals the number of shares of Class A Common Stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities). Shares of Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of an LP Unit, redeem or exchange LP Units of such holder of an LP Unit pursuant to the terms of the Amended LP Agreement.
The Amended LP Agreement will provide that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A Common Stock is proposed by us or our stockholders and approved by our board of directors or is otherwise consented to or approved by our board of directors, the holders of LP Units will be permitted to participate in such offer by delivery of a notice of redemption or exchange that is effective immediately prior to the consummation of such offer. In the case of any such offer proposed by us, we are obligated to use our reasonable best efforts to enable and permit the holders of LP Units to participate in such offer to the same extent or on an economically equivalent basis as the holders of shares of our Class A Common Stock without discrimination. In addition, we are obligated to use our reasonable best efforts to ensure that the holders of LP Units may participate in each such offer without being required to redeem or exchange LP Units.
The Amended LP Agreement will provide that, except for transfers to us as provided above or to certain permitted transferees, the LP Units and shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Moreover, no transfer will be permitted unless the transfer would not require that the transferee make an offer to holders of Class A Common Stock to acquire shares of Class A Common Stock on the same terms and conditions under applicable Canadian Securities Laws if such LP Units were redeemed in exchange for Class A Common Stock as provided above.
Subject to certain exceptions, GDH LP will indemnify all of its limited partners and their officers and other related parties, against all losses or expenses arising from claims or other legal proceedings in which such person (in its capacity as such) may be involved or become subject to in connection with GDH LP’s business or affairs or the Amended LP Agreement or any related document.
GDH LP may be dissolved upon (i) the determination by us to dissolve GDH LP or (ii) any other event which would cause the dissolution of GDH LP under the Delaware Revised Uniform Partnership Act, unless GDH LP is continued in accordance with the Delaware Revised Uniform Partnership Act. Upon dissolution, GDH LP will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including creditors who are limited partners or affiliates of limited partners) in satisfaction of all of GDH LP’s liabilities (whether by payment or by making reasonable provision for payment of such liabilities, including the setting up of any reasonably necessary reserves) and (b) second, to the limited partners in proportion to their vested LP Units.
Tax Receivable Agreement
Future redemptions or exchanges by Existing LPs of LP Units for shares of our Class A Common Stock or cash, and other transactions described herein are expected to result in favorable tax attributes for us. These tax attributes would not be available to us in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.
After giving effect to the Reorganization, Pubco will enter into an amended and restated tax receivable agreement (the “Tax Receivable Agreement”) among the TRA Parties. Under the Tax Receivable Agreement, we generally will be required to pay to the TRA Parties, in the aggregate, 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Pubco actually realizes as a result (i) of any increase in tax basis in GDH LP’s assets resulting from redemptions or exchanges by those holders of LP Units and payments made under the Tax Receivable Agreement, and (ii) deductions in respect of interest with respect to payments made under the Tax Receivable Agreement, as and when such tax benefits are realized. Pubco will be required to make similar payments to Class B limited partners of GDH LP who previously exchanged their partnership interests in GDH LP for Ordinary Shares pursuant to the GDH LPA. We will retain the benefit of the remaining 15% of these tax savings. The payment obligations under the Tax Receivable Agreement are our obligations and not the obligations of GDH LP.

We expect that the payments we will be required to make under the Tax Receivable Agreement could be material. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the TRA Parties, the price of Class A Common Stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rate then applicable and the portion of Pubco’s payments under the Tax Receivable Agreement that constitute imputed interest. Payments under the Tax Receivable Agreement are not conditioned on our existing owners’ continued ownership interest in GDH LP.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. Further, the parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax attributes are subsequently disallowed, except that any excess payments made to a TRA Party will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after our determination of such excess. In addition, upon the occurrence of certain changes of control, the actual federal, state and local tax savings we may realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on the federal, state and local tax rates in effect on the date of the change of control and certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. In both such circumstances, we could make payments to the TRA Parties that are greater than our actual cash tax savings and we may not be able to recoup those payments, which could negatively impact our liquidity. The Tax Receivable Agreement provides that (1) in the event that we breach any of our material obligations under the Tax Receivable Agreement or (2) if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement (with respect to all LP Units, whether or not LP Units have been redeemed or exchanged before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis increases and other tax attributes subject to the Tax Receivable Agreement. The change of control provisions in the Tax Receivable Agreement may result in situations where the Existing LPs have interests that differ from or are in addition to those of our other stockholders.
Finally, because we are a holding company, with no operations of our own, our ability to make payments under the Tax Receivable Agreement depends on the ability of GDH LP to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. Non-payment may in certain circumstances constitute a breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.
Director Nomination Agreement
In connection with the Reorganization, we will enter into the director nomination agreement with GGI (the “Director Nomination Agreement”). Pursuant to the terms of the Director Nomination Agreement, so long as GGI continues to beneficially own, in the aggregate and without duplication at least 25% of the total number of issued and outstanding shares of our Common Stock as of the date of such calculation, GGI shall be entitled to nominate one director to the board of directors of Pubco and the board of directors must take certain actions and use its reasonable best efforts to cause any such nominee to be elected or to fill such vacancy. This right will be deemed to have been exercised for so long as our Founder remains on our board of directors. Our Founder is the sole owner of GGI, and as a result, following the Reorganization, he will be able to designate himself or another nominee for election to our board of directors provided that the right of any director designated by our Founder to serve on a committee will be subject to applicable laws and independence rules. The right granted under the Director Nomination Right is materially equivalent to the nomination right our Founder has prior to the Reorganization. Under the Existing Organizational Documents, for so long as our Founder holds 25% of the issued and outstanding

Ordinary Shares (assuming for such purposes the conversion of all Class B Units of GDH LP to Ordinary Shares), the Board shall nominate the Founder for election as a director at each annual general meeting of Shareholders.
Indemnification Agreements
We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law, in connection with their service to us or on our behalf.
Description of Capital Stock
As a result of the Reorganization, Shareholders will become holders of Pubco’s Class A Common Stock. Subject to the consummation of such transactions, your rights as holders of Pubco’s Class A Common Stock will be governed by the DGCL and the Proposed Organizational Documents. The following description of the material terms of Pubco’s securities reflects the anticipated state of affairs upon completion of the Reorganization. This description is a summary and is not complete. We urge you to read in their entirety the Proposed Organizational Documents each of which will be in effect upon the consummation of the Reorganization, the forms of which are attached hereto as Annex “B” and Annex “C”.
In connection with the Reorganization, all outstanding stock options and other incentives granted under our equity incentive plans, to the extent they may be exercised for or settled with Ordinary Shares will automatically be exercised for or settled with shares of Class A Common Stock of GDH Delaware, and upon consummation of the Reorganization Merger, shares of Class A Common Stock of Pubco, on the same terms and in the same proportions.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, to the extent we are successful in listing our Class A Common Stock on the Nasdaq, the listing requirements of the Nasdaq which would apply so long as the shares of Class A Common Stock remain listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our Common Stock (or the then outstanding number of shares of Class A Common Stock, which we believe the position of the Nasdaq is that the calculation in this latter case treats as outstanding shares of Class A Common Stock issuable upon redemption or exchange of outstanding LP Units not held by Pubco (together with an equivalent number of shares of Class B Common Stock)). These additional shares of Class A Common Stock may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Further, the listing requirements of the TSX will continue to apply for as long as Pubco remains listed on the TSX. For example, TSX rules require stockholder approval of issuances for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the first private placement to an insider during the six month period. Certain exemptions maybe available if Pubco has less than 25% of the overall trading volume of its listed securities occurring on the TSX in the 12 months immediately preceding a relevant date.
One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Common Stock
The Proposed Charter will authorize the issuance of 2,500,000,000 shares of Common Stock, consisting of (i) 2,000,000,000 shares of Class A Common Stock, par value $0.001 per share and (ii) 500,000,000 shares of Class B Common Stock, par value of $0.001 per share.
Class A Common Stock
Holders of shares of our Class A Common Stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A Common Stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A Common Stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of any outstanding class or series of stock having a preference over, or right to participate with, the Common Stock as to any such distributions, if any, the holders of shares of our Class A Common Stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A Common Stock that will be outstanding upon the consummation of the Reorganization will be fully paid and non-assessable. The Class A Common Stock will not be subject to further calls or assessments by us. The rights, powers and privileges of our Class A Common Stock will be subject to those of the holders of any series or class of stock we may authorize and issue in the future.
Class B Common Stock
Each share of Class B Common Stock will entitle its holders to one vote per share on all matters submitted to a vote of our holders of Common Stock. The number of issued and outstanding shares of Class B Common Stock will be equal to the number of issued and outstanding LP Units of GDH LP not held by Pubco or one of its subsidiaries, which LP Units will be redeemable or exchangeable, on a one-for-one basis, for shares of Class A Common Stock. Prior to the consummation of the Reorganization, each Existing LP has the right to exchange (or cause GDH LP to redeem) its Class B Units for an equal number of Ordinary Shares, the ownership of which would entitle such Existing LP to vote together with holders of Ordinary Shares on all matters submitted to a vote of Shareholders. In addition, following the Reorganization, current holders of Class B Units of GDH LP will be become holders of LP Units (which will entitle the holder to certain economic rights) and an equal number of shares of Class B Common Stock (which will entitle the holder to voting rights with respect to Pubco). A share of Class B Common Stock is not transferable unless there is a concurrent transfer of an LP Unit and vice versa. Each LP Unit (except any LP Units held by Pubco and its subsidiaries) may be exchanged for one share of Class A Common Stock (and any such exchange of an LP Unit will result in the cancellation of a share of Class B Common Stock).
Except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of. Holders of shares of our Class B Common Stock will vote together with holders of our Class A Common Stock as a single class on all matters on which stockholders are entitled to vote, except as otherwise required by law.
The Class B Common Stock is not entitled to economic interests in Pubco. Existing LPs and other future holders of our Class B Common Stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of Pubco. However, if GDH LP makes distributions to Pubco, the other holders of LP Units, including the Existing LPs, will be entitled to receive distributions pro rata in accordance with the percentages of their respective LP Units. The Class B Common Stock will not be subject to further calls or assessment by us.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Stockholder Meetings
Our Proposed Organizational Documents will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our Proposed Charter will provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president, or at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class. Except as described above, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Transferability, Redemption and Exchange
Under the Amended LP Agreement, the Existing LPs and other future holders of LP Units will have the right, from and after the completion of the Reorganization (subject to the terms of the Amended LP Agreement), to require GDH LP to redeem all or a portion of their LP Units for, at our election, newly issued shares of Class A Common Stock on a one-for-one basis or a cash payment equal to volume weighted average market price of one share of our Class A Common Stock based on the number of LP Units redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the Amended LP Agreement. Additionally, in the event of a redemption request by a holder of LP Units, we may, at our election, effect a direct exchange of cash or Class A Common Stock for LP Units in lieu of such a redemption. Shares of Class B Common Stock will be canceled on a one-for-one basis if we, following a redemption request of a holder of LP Units, redeem or exchange LP Units of such holder of LP Units pursuant to the terms of the Amended LP Agreement.
As described above, except for transfers to us pursuant to the Amended LP Agreement or to certain permitted transferees, the LP Units and corresponding shares of Class B Common Stock may not be sold, transferred or otherwise disposed of.
We may also take certain actions with respect to both the Class A Common Stock and the Class B Common Stock including preventing the transfer of our capital stock, redeeming our capital stock at par or restricting the exercise of rights with respect to capital stock in certain circumstances as described below under “Certain Certificate of Incorporation, Bylaws and Statutory Provisions—Transfer Restrictions; Pubco’s Regulatory Redemption Right.”
Other Provisions
Neither the Class A Common Stock nor the Class B Common Stock has any preemptive or other subscription rights. There will be no redemption, conversion or sinking fund provisions applicable to the Class A Common Stock or Class B Common Stock.
At such time when no LP Units remain redeemable or exchangeable for shares of our Class A Common Stock, our Class B Common Stock will be canceled.
Corporate Opportunity
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our Proposed Charter will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to members of our board of directors who are not employees of the Galaxy. Our Proposed Charter provides that, to the fullest extent permitted by law, none of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.
In addition, to the fullest extent permitted by law, in the event that our Founder or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity.
Our Proposed Charter will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Galaxy. In addition, these provisions shall not release any person who is or was our employee from any obligations or duties that such person may otherwise have under applicable law or pursuant to any other agreement with us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our Proposed Charter, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Certain Certificate of Incorporation, Bylaws and Statutory Provisions
The provisions of our Proposed Organizational Documents and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of Class A Common Stock.
The Proposed Organizational Documents and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of Pubco’s board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of Pubco’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire our company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.
No cumulative voting.     Under Delaware law, the right to vote cumulatively does not exist unless the Proposed Charter specifically authorizes cumulative voting. Our Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our Common Stock entitled to vote generally in the election of directors will be able to elect all our directors.
Election of directors.     Our Proposed Organizational Documents will provide that, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. Our Director Nomination Agreement will also provide that GGI, subject to certain beneficial ownership requirements, will be entitled to nominate one director to the board (and we will agree to recommend the election of any such nominee and use reasonable best efforts to support any such nominee for election), which nominee shall initially be our Founder. Our Proposed Charter will also provide that, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.
Removal of director; vacancies and newly created directorships.     Subject to obtaining any required stockholder votes, directors may be removed, with or without cause, by the majority vote of the total voting power of our outstanding shares of Common Stock, voting together as a single class. This requirement of a majority vote to remove directors could enable our Founder (or any future holder of a large portion of our total voting power) to exercise veto power over or otherwise significantly influence any such removal. Prior to such time, directors may be removed, but for cause only, by the affirmative vote of the holders of a majority of the total voting power of our outstanding shares of Common Stock.
Action by written consent; special meetings of stockholders.     Pursuant to Section 228 of the DGCL, our Proposed Charter will provide that any stockholder action permitted to be taken by or at any annual or special meeting of our stockholders may be effected without a meeting, without prior notice and without a vote, by the written consent of the holders of the majority of the total voting power of our outstanding stock entitled to vote thereon. Our Proposed Charter will also provide that, subject to any special rights of the holders as required by law, special meetings of the stockholders can be called by the chairman of the board of directors, the chief executive officer or the president of the company or, at the request of holders of a majority of the total voting power of our outstanding shares of Common Stock, voting together as a single class.
Advance notice procedures.     Our Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Unless our board of directors elects to waive any applicable requirements, stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws will not give our board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and our board of directors does not waive compliance with such procedures or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.
Super-majority approval requirements.     The DGCL generally provides that the affirmative vote of the holders of a majority of the total voting power of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our Proposed Organizational Documents will provide that the affirmative vote of holders of 66 2/3% of the total voting power of our outstanding Common Stock eligible to vote in the election of directors, voting together as a single class, will be required to amend, alter, change or repeal specified provisions, including those relating to actions by written consent of stockholders, calling of special meetings of stockholders, election and removal of directors, business combinations and amendment of our Proposed Charter and Proposed Bylaws. This requirement of a super-majority vote to approve amendments to our certificate of incorporation and certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Authorized but unissued shares.     The authorized but unissued shares of Common Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing rules of the Nasdaq, the TSX or other applicable stock exchange or regulatory authority. The existence of authorized but unissued and unreserved Common Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Transfer Restrictions; Pubco’s Regulatory Redemption Right.     The Proposed Charter will provide that we may request that holders or proposed transferees of our capital stock provide such information (including, without limitation, information with respect to citizenship, other holdings of our capital stock and affiliations) as we may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, our capital stock by such stockholder could result in such stockholder beneficially owning more than 9.9% of our issued and outstanding capital stock on a fully diluted basis (a “Violation”). This provision is designed to ensure we comply with the various licensing regimes of the several jurisdictions in which we operate, as the acquisition of more than 10% of our issued and outstanding capital stock in such jurisdictions could require regulatory notifications and/or consents.

In the event a holder or proposed transferee fails to respond to our request for information or if, upon review of information provided by such holder or proposed transferee, our board of directors determines that such person’s holdings or acquisition of our capital stock would result in a Violation, we may refuse to permit any such transfer of capital stock, refuse to honor any transfer of capital stock purported to have been effected (in which case, such transfer shall be deemed to have been void ab initio), suspend rights of stock ownership the exercise of which could result in a Violation, or redeem such shares of our capital stock at par, on such other terms and conditions as the our board of directors may determine. The Proposed Charter provides that our board of directors may, in its sole discretion, exempt (proactively or retroactively) any person from the foregoing restrictions. The existence of such requirement to provide our board of directors with information on request, and the actions that are available to our board of directors in the event we determine that’s a Violation has occurred (or would occur as a result of a proposed transaction), could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and otherwise discourage stockholders and potential transferees or other investors from acquiring large positions in our capital stock, any of which could have the effect of negatively impacting the market price and transferability of our Class A Common Stock.
Business combinations with interested stockholders.     In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have opted out of Section 203 of the DGCL; however, our Proposed Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our Proposed Charter provides that our Founder, and any direct or indirect transferees of our Founder and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions.

Our Proposed Charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our Proposed Bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our Proposed Organizational Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Transfer Agent and Registrar
Following the Reorganization, the transfer agent and registrar for the Class A Common Stock is anticipated to be American Stock Transfer & Trust Company, LLC. For so long as Pubco’s Class A common stock remains listed on the TSX, we expect that TSX Trust will be a co-transfer agent for the Class A common stock.
Listing
The Ordinary Shares are currently listed on the TSX under the symbol “GLXY”. In connection with the Reorganization, we intend to apply to have Pubco Class A Common Stock approved for listing on the Nasdaq, either concurrently with or subsequent to the consummation of the Reorganization and Reorganization Merger. For at least some period of time following the consummation of the Reorganization and Reorganization Merger, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX, and we expect to continue to be a reporting issuer in Canada for the foreseeable future, subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. We may choose to delist from the TSX in the future, which would not require further shareholder approval under TSX rules provided an acceptable alternative market exists for our stock.

THE SPECIAL MEETING OF GDHL SHAREHOLDERS
The Meeting
GDHL will hold the Meeting of GDHL shareholders on [●] at [●] (local time) at [●] and virtually via live webcast at [●] for the purpose of considering and, if deemed advisable, voting to approve the following proposals (collectively, the “Proposals”):
1.a special resolution to approve:
a.the Domestication (such proposal “Domestication Proposal”);
b.the Governing Documents Amendment (such proposal the “Governing Documents Amendment Proposal”);
c.upon the consummation of the Domestication, the Domestication Charter and Bylaws Amendment to amend and restate the Existing Organizational Documents by their deletion in their entirety and the substitution in their place of the Proposed Organizational Documents (such proposal, the “Proposed Organizational Documents Proposal”); and
d.the Domestication Charter and Bylaws Differences (such proposal, the “Domestication Charter and Bylaws Differences Proposals”);
2.assuming the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals are approved, a resolution to approve, by a simple majority, excluding Excluded Shareholders, the Issuance of Class B Common Stock (such proposal, the “Issuance of Class B Common Stock Proposal”); and
3.to approve by ordinary resolution the Adjournment (such proposal, the “Adjournment Proposal”).
The full text of the resolutions approving the Proposals is attached to this Management Circular as Appendix “1”.
The Domestication, the Governing Documents Amendment, the Domestication Charter and Bylaws Amendment, the Domestication Charter and Bylaws Differences and the Issuance of Class B Common Stock are collectively referred to in this Management Circular as the “Reorganization”.
Each of the Proposals that must be approved by special resolution and must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of not less than two-thirds of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. Each of the Proposals that must be approved by ordinary resolution must be approved, as a matter of Cayman Islands law, by the affirmative vote of the holders of a majority of the GDHL shareholders who, being present in person or virtually or represented by proxy and entitled to vote at the Meeting, vote at the Meeting. The Issuance of Class B Common Stock Proposal must be approved by a simple majority, excluding persons required to be excluded for the purpose of such vote under MI 61-101.
While the Issuance of Class B Common Stock Proposal is conditional on the Domestication Proposal, the Governing Documents Amendment Proposal, the Proposed Organizational Documents Proposal and the Domestication Charter and Bylaws Differences Proposals, collectively, the Adjournment Proposal is not conditional on the approval of any other Proposal.
Only Registered Shareholders at the close of business on [●], 2023 (the “GDHL Record Date”) will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting are requested to date and sign the enclosed form of proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the form of proxy.

Only Registered Shareholders and duly appointed proxyholders who present government-issued photo identification (such as a driver’s license or passport) will be permitted to attend in person. GDHL may restrict admission to the Meeting for security or health and safety reasons at our sole discretion.
Each GDHL shareholder is entitled to one vote for each Ordinary Share held by such GDHL shareholder as of the close of business on the GDHL Record Date. As of the close of business on the GDHL Record Date, there were [●] outstanding Ordinary Shares.
The GDHL Record Date is earlier than the date on which the transactions that are the subject of the Proposals are expected to be completed. If you transfer your ordinary shares of GDHL after the GDHL Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Meeting. If you transfer your ordinary shares of GDHL prior to the GDHL Record Date, you will have no right to vote those shares at the Meeting.
The quorum for the transaction of business at the Meeting consists of two or more GDHL shareholders holding at least 25% in par value of Ordinary Shares entitled to vote at the Meeting being individuals present in person or virtually or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy. As of the GDHL Record Date, [●] Ordinary Shares, in the aggregate, would be required to achieve a quorum.
GDHL will appoint a scrutineer at the Meeting, who will collect all proxies and ballots and tabulate the results. The scrutineer is typically a representative of GDHL’s transfer agent.
The Board does not intend to present any other matters at the Meeting and does not know of any other matters that will be brought before GDHL’s shareholders for a vote at the Meeting. If any other matter is properly brought before the Meeting, your signed proxy card gives authority to [●] and [●], as proxies, with full power of substitution, to vote on such matters at their discretion.
The Company has made arrangements to enable Shareholders to attend and vote virtually at this Meeting. Registered Shareholders and proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholder) will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Beneficial Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.
The Meeting will be available online at [●]. In addition to the information below, a detailed guide to how to login to, and vote at, the Meeting can be found at Appendix “3” of this Management Circular.
Shareholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that Shareholders will need to follow to access the Meeting will depend on whether they are Registered Shareholders or Beneficial Shareholders. Please read and follow the applicable instructions below carefully.
Registered Shareholders Attending Virtually
If you are a Registered Shareholder, our transfer agent, TSX Trust Company, will have sent you a form of proxy. Registered Shareholders planning to access and vote at the Meeting should not complete the proxy or return it to TSX Trust Company if you will be accessing and voting at the Meeting during the webcast. If you are planning to access the Meeting, your proxy will be required in order for you to complete the instructions below:
1.Log in at [●] at least 15 minutes before the Meeting starts
2.Click on “I have a control number”
3.Enter your 12-digit control number (your control number is located on your proxy)

4.Enter the password: [●] (case sensitive)
5.Follow the instructions to access the Meeting and vote when prompted
Even if you currently plan to access the Meeting, you should consider voting your Ordinary Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.
Beneficial Shareholders Attending Virtually
Beneficial Shareholders wishing to access and vote at the Meeting during the live webcast can do so as follows:
1.Appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form. Do not fill out your voting instructions
2.Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form
3.Get a control number by contacting TSX Trust Company at tsxtrustproxyvoting@tmx.com by 2:00 p.m. (Eastern daylight time) on [●], 2023
4.Log in at [●] at least 15 minutes before the meeting starts
5.Click on “I have a control number”
6.Enter the control number provided to you by tsxtrustproxyvoting@tmx.com
7.Enter the password: [●] (case sensitive)
8.Follow the instructions to access the Meeting and vote when prompted
Even if you currently plan to access the Meeting, you should consider voting your Ordinary Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.
The Adjournment
GDHL shareholders are being asked to consider and vote upon a technical proposal to allow the chairman to adjourn the Meeting to a later date or dates (the “Adjournment”), if necessary or appropriate, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the proposals relating to Reorganization. If the Adjournment Proposal is not approved by Shareholders, the Board may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes to approve one or more resolutions at the Meeting.
Appraisal and Dissenters Rights of Shareholders
There are no appraisal or dissenter rights available to holders of Ordinary Shares in connection with the Reorganization under Cayman Islands law or the DGCL.
Solicitation of Proxies
This Management Circular is furnished in connection with the solicitation of proxies by the management of GDHL to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be solicited personally or by Internet or telephone by directors, officers and regular employees of GDHL. They will not be paid any additional amounts for soliciting proxies. All costs of the solicitation will be borne by GDHL. GDHL has also engaged TMX Investor Solutions Inc. at a customary fee to assist with the solicitation of proxies. For questions on voting your shares, please contact TMX Investor Solutions Inc., by email at INFO_TMXIS@tmx.com, by telephone at 1 (800) 332-4904 (toll free within North America) or for outside North America, direct at 1-416-682-3825 (banks, brokers and collect calls outside Canada and the United States). GDHL has agreed to pay TMX Investor Solutions Inc. a fee of $17,750, plus a potential $17,750 success fee and reimbursement of certain disbursements. GDHL will also reimburse TMX Investor Solutions Inc. for certain out-of-pocket losses, damages and expenses.
“Registered Shareholders” means Shareholders who hold Ordinary Shares in their own name. “Beneficial Shareholders” means Shareholders who do not hold Ordinary Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.
Accompanying this Management Circular is a proxy for Registered Shareholders. The persons named in the enclosed proxy are executive officers and/or directors of GDHL and have been appointed by management of GDHL. A Registered Shareholder has the right to appoint some other person or company who need not be a Shareholder of GDHL, to represent him or her at the Meeting and may do so by inserting the name of such other person or company in the blank space provided in the proxy or by completing another proper proxy.
Voting by Proxyholder
The persons named in the proxy will vote or withhold from voting Ordinary Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Ordinary Shares will be voted accordingly. The proxy confers discretionary authority on the persons named therein with respect to:
(a)each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;
(b)any amendment to or variation of any matter identified therein; and
(c)any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the proxy.
Registered Shareholders
To be effective, a properly executed proxy from a Registered Shareholder must be submitted using one of the following methods:
(a)date and sign the proxy and return it to GDHL’s transfer agent, TSX Trust Company, by fax within North America at (416) 595-9593 or by mail to Attn: Proxy Dept., 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1; or
(b)log on to the website of TSX Trust Company at www.voteproxyonline.com. Registered Shareholders must follow the instructions set out on the website and refer to the proxy for the holder’s account number and the proxy access number.
Whatever method Registered Shareholders choose to submit their proxy, they must ensure that the proxy is received not later than [●] (local time) on [●], 2023 or, if the Meeting is adjourned or postponed, not later than [●] (local time) on the day which is two business days preceding the date of the adjourned or postponed meeting. The time limit for the deposit of proxies may be waived by the chairman of the Meeting at his discretion, without notice, but the chairman of the Meeting is under no obligation to do so.
Revocation of Proxy
In addition to any other manner permitted by law, a proxy may be revoked by:
(a)executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to TSX Trust Company or at the address of the registered office of GDHL at PO Box 309, Ugland House, Grand Cayman, KY1-1104, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned or postponed, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
(b)personally attending the Meeting and voting.
A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
A Registered Shareholder attending the Meeting has the right to vote by attending the Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that TSX Trust Company tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interests of GDHL or its Shareholders.
A Registered Shareholder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof. A Registered Shareholder attending the Meeting will be required to register for the Meeting as described above under the heading “Registered Shareholders Attending Virtually”.
Beneficial Shareholders
The following information is of significant importance to shareholders who do not hold Ordinary Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure.
If Ordinary Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Ordinary Shares will not be registered in the shareholder’s name on the records of GDHL. Ordinary Shares will more likely be registered under the names of Intermediaries. For example, in Canada, under the name of CDS (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).
Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of Shareholders. Every Intermediary has its own mailing procedures and provides its own return instructions to clients.
There are two kinds of Beneficial Shareholders—those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).
GDHL is taking advantage of the provisions of National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from TSX Trust Company. The VIF is to be completed and returned to TSX Trust Company as set out in the instructions provided on the VIF. TSX Trust Company will tabulate the results of the VIFs received from NOBOs.
These Shareholder materials are being sent to both Registered and Beneficial Shareholders. If you are a Beneficial Shareholder, and GDHL or its agent has sent these materials directly to you, your name, address and information about your holdings of Ordinary Shares, were obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Ordinary Shares on your behalf.

By choosing to send these materials to you directly, GDHL (and not the Intermediary holding Ordinary Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.
Beneficial Shareholders who are OBOs should follow the instructions of their Intermediary carefully to ensure that their Ordinary Shares are voted at the Meeting. GDHL does not intend to pay for Intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7—Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive the materials unless the OBO’s Intermediary assumes the cost of delivery.
The proxy supplied to you by your broker will be similar to the proxy provided to Registered Shareholders by GDHL. However, its purpose is limited to instructing the Intermediary on how to vote your Ordinary Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by GDHL. The VIF will name the same persons as GDHL’s proxy to represent your Ordinary Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of GDHL), other than any of the persons designated in the VIF, to represent your Ordinary Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF.
The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Ordinary Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Ordinary Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Ordinary Shares at the Meeting.
Shareholders may receive more than one set of voting materials, including multiple copies of this Management Circular and multiple proxy cards or VIFs. For example, if you hold your shares in more than one brokerage account, you will receive a separate VIF for each brokerage account in which you hold shares. If you are a Registered Shareholder and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and VIF that you receive in order to cast your vote with respect to all of your Ordinary Shares.
Signature of Proxy
The proxy must be executed by the Registered Shareholder, or if the applicable shareholder is a corporation, the proxy should be signed in its corporate name and its corporate seal must be affixed to the proxy or the proxy must be signed by an authorized officer whose title should be indicated. A proxy signed by an authorized officer or a person acting as attorney, executor, administrator or trustee, or in some other representative capacity, should reflect such person’s full title as such and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with GDHL).
Whether you plan to attend the Meeting or not, please read this Management Circular, which is also a prospectus under U.S. securities laws, carefully and vote your shares by completing, signing, dating and returning the enclosed proxy in the postage-paid envelope provided.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Only Ordinary Shares carry voting rights at the Meeting. Subject to the Certification Process Adjustment (as described below), each Ordinary Share carries the right to one vote. The Board fixed [●] as the GDHL Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only Registered Shareholders at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the GDHL Record Date, [●] Ordinary Shares were issued and outstanding as fully paid and non-assessable ordinary shares in the capital of GDHL.
To the knowledge of the directors and executive officers of GDHL, as at [●] no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying more than 10% of the voting rights attached to GDHL’s Ordinary Shares, other than:

Name	Number of Securities	Percentage of Outstanding Ordinary Shares
		Non-diluted(3)	Partially Exchanged(4)
Michael Novogratz(1)	[●] Ordinary Shares [●] Class B Units(2)	[●]%	[●]%
__________________
Notes:
(1)Michael Novogratz is the beneficial owner of the securities through Galaxy Group Investments LLC, Novofam Macro LLC and family trusts controlled by Michael Novogratz.
(2)Class B Units do not entitle the holder the right to vote at a meeting of the Company, but are, pursuant to the fourth amended and restated limited partnership agreement of GDH LP and subject to certain limitations, exchangeable for Ordinary Shares on a one-for-one basis subject to customary adjustments for stock splits, stock dividends and reclassifications and other similar transactions.
(3)Assuming no Class B Units are exchanged for Ordinary Shares, no exchangeable senior notes of GDH LP are exchanged for Ordinary Shares and no dilution from options or warrants.
(4)Assuming that the [●] B Units held by Michael Novogratz are exchanged for Ordinary Shares (and, for the avoidance of doubt, assuming no other B Units are exchanged for Ordinary Shares, no exchangeable senior notes of GDH LP are exchanged for Ordinary Shares and no dilution from options or warrants).
The Existing Organizational Documents of GDHL provide for a “Certification Process Adjustment” whereby, in connection with any resolution passed by the Shareholders (each, a “Shareholder Resolution”), each Shareholder shall be required to provide a certification as to its status, and the status of any person for whom the Shareholder holds Ordinary Shares beneficially, as a United States resident or a non-United States resident. In connection with the Certification Process Adjustment, in respect of any Shareholder Resolution in a meeting or in writing, each Shareholder shall be required to certify that, at the time of the meeting (or any adjournment thereof) at which the resolution is tabled, or in the case of the resolution being proposed as a written resolution, at the time of signifying its agreement to the proposed written resolution: (a) it is not a United States resident; and (b) to the extent it holds Ordinary Shares for the account or benefit of any other person, such person is not a United States resident (each Shareholder not making such certification, a “Non-Certifying Shareholder”). Shareholders who certify that they hold Ordinary Shares for the account or benefit of any other person who is a United States resident, will also be asked to certify the extent to which Ordinary Shares they own beneficially are owned beneficially for United States residents and to which Ordinary Shares they hold are owned beneficially for persons that are not United States residents. This Certification Process Adjustment is intended to preserve GDHL’s status as a “foreign private issuer” within the meaning of Rule 405 under the United States Securities Act of 1933 and Rule 3b-4 under the United States Securities Exchange Act of 1934 by ensuring that the aggregate total number of votes that Non-Certifying Shareholders are entitled to cast may never exceed 49% of the total number of votes that all Shareholders are entitled to cast (pursuant to the adjustment that is described in the following paragraphs).
The proxy, VIF and declaration of beneficial ownership (which declaration of ownership is to be completed, if required, as per the instructions set out therein and returned to TSX Trust Company within the timelines applicable to the return of a proxy or VIF as set out above) accompanying this Management Circular allow each Shareholder to make the certifications referred to above. Shareholders attending the Meeting in person will be required to make the certifications when they arrive at the Meeting.

For the purposes of calculating the number of votes which Non-Certifying Shareholders are entitled to cast on a Shareholder Resolution, if and to the extent that, in the absence of the Certification Process Adjustment:
“A” > (49 ÷ 100) × “B”,
then “A” shall be reduced so that “D” is the whole number nearest to but not exceeding:
“C” × (49 ÷ 51).
Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Shareholder Resolution when added to the number of votes withheld by Non-Certifying Shareholders in respect of such resolution, exceeds “D”, then the number of: (a) votes cast “for”; (b) votes cast “against”; and (c) votes withheld in respect of, such resolution by Non-Certifying Shareholders, will each be reduced pro rata until the aggregate number of votes “for”, votes “against” and votes withheld in respect of such resolution by Non-Certifying Shareholders, is the whole number nearest to but not exceeding “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D”, then each of such votes or votes withheld (as applicable) shall be counted and no reduction shall occur.
For the purposes of the foregoing:
“A” = the aggregate total of votes which all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution prior to the operation of the Certification Process Adjustment;
“B” = “A” + “C”;
“C” = the aggregate total of votes which all holders of Ordinary Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution; and
“D” = the aggregate total of votes all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the resolution, following the operation of the Certification Process Adjustment.
The Board may specify such other requirements or vary the requirements of the Certification Process Adjustment as it in its discretion considers necessary or appropriate to give effect to these restrictions.

LEGAL MATTERS
Interests of Directors and Officers
The directors and officers of GDHL may have interests in the Reorganization that are, or may be, different from, or in addition to, the interests of other Shareholders. The Special Committee and the Board are aware of these interests and considered them, among other matters, when recommending approval of the Reorganization. In considering the recommendation of the Board and Special Committee, Shareholders should be aware that, as disclosed elsewhere in this Management Circular, certain of the directors and the senior officers of GDHL have interests in the Reorganization or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally, which may present them with actual or potential conflicts of interest in connection with the Reorganization. These interests and benefits are described herein.
As a result of the Issuance of Class B Common Stock, our Founder and the other holders of Class B Units of GDH LP will receive Class B Common Stock entitling them to vote together with the Class A Common Stock (with each share of Class B Common Stock and each share of Class A Common Stock being entitled to one vote per share). The number of votes attached to the Class B Common Stock will be equal to the number of votes such holders would have if they converted their Class B Units of GDH LP into Ordinary Shares (assuming no U.S. resident holder restrictions). The Class B Units of GDH LP are currently exchangeable into Ordinary Shares on a 1:1 basis.
The following table includes a description of the interest in the Reorganization of persons who are directors or senior officers of GDHL or managers of the board or senior officers of GDH GP and the anticipated effect of the Reorganization and Reorganization Merger on the percentage of voting securities of Pubco beneficially owned or controlled by such persons. The Reorganization will not result in a change in the percentage of securities of GDH LP held by such persons. The numbers below are presented on a non-fully diluted basis as of December 31, 2022. The remaining [●%] of voting control of Pubco not included in the following table will be represented by the Class A Common Stock.

Name	Number of Class B Units of GDH LP Currently Held		Number of Shares of Class B Common Stock of Pubco to Ultimately Be Issued	Anticipated Percentage of Voting Control of Pubco via Class B Common Stock
Michael Novogratz	205,096,000	(1)	205,096,000	[●] %
Chairman
Chief Executive Officer
Manager
Christopher Ferraro	4,661,001	(2)	4,661,001	[●] %
President
Manager
Steve Kurz	1,520,278	(3)	1,520,278	[●] %
Head of Asset Management
Andrew Siegel	223,169	(4)	223,169	[●] %
General Counsel & Chief Compliance Officer
Michael Ashe	60,903	(5)	60,903	[●] %
Head of Investment Banking
Other Holders of Class B Units of GDH LP	—		—	[●] %
__________________
Note:
(1)Mr. Novogratz owns 522,945 Ordinary Shares as the beneficial owner of all securities held by GGI, Novofam Macro LLC and certain family trusts that he controls.
(2)Mr. Ferraro owns 157,500 Ordinary Shares and holds 1,005,700 options and 1,592,688 restricted share units entitling him to acquire 1,005,700 and 1,592,688 Ordinary Shares, respectively.

(3)Mr. Kurz owns 55,000 Ordinary Shares and holds 1,072,700 options and 469,808 restricted share units entitling him to acquire 1,072,700 and 469,808 Ordinary Shares, respectively.
(4)Mr. Siegel owns 156,578 Ordinary Shares and holds 660,400 options and 63,500 restricted share units entitling him to acquire an additional 660,400 and 63,500 Ordinary Shares, respectively.
(5)Mr. Ashe holds 1,400,000 options entitling him to acquire 1,400,000 Ordinary Shares.
Securities Holdings of Directors and Officers
In addition to the security holdings described above:
•Bill Koutsouras, our Lead Director, holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 Ordinary Shares, respectively.
•Dominic Docherty, a director of GDHL and manager of GDH LP, owns 89,100 Ordinary shares and holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 Ordinary Shares, respectively.
•Damien Vanderwilt, a director of GDHL, holds 1,706,600 ordinary shares and holds 7,384,300 options, 440,956 restricted share units entitling him to acquire 7,384,300 and 440,956 ordinary shares, respectively.
•Rhonda Adams Medina, a manager of GDH LP, holds 150,000 options and 20,246 deferred share units entitling her to acquire 150,000 and 20,246 Ordinary Shares, respectively.
•Jason Urban, our Head of Trading, owns 260,508 Ordinary Shares and holds 730,000 options and 206,059 restricted share units entitling him to acquire 730,000 and 206,059 Ordinary Shares, respectively.
•Alex Ioffe our Chief Financial Officer owns 45,395 Ordinary Shares and holds 750,000 options and 300,395 restricted share units entitling him to acquire 750,000 and 300,395 Ordinary Shares, respectively.
•Richard Tavoso, a director of GDHL, owns 800,000 Ordinary Shares and holds 150,000 options and 20,246 deferred share units entitling him to acquire 150,000 and 20,246 Ordinary Shares, respectively.
•Michael Daffey, the Chairman of the Board, owns 495,000 Ordinary Shares and holds 500,000 options and 1,005,000 restricted share units entitling him to acquire 500,000 and 1,005,000 Ordinary Shares, respectively.
•Erin Brown, our Chief Operating Officer owns 35,547 Ordinary Shares and holds 750,000 options and 297,340 restricted share units entitling her to acquire 750,000 and 297,340 Ordinary Shares, respectively.
•Francesca Don Angelo owns 89,117 Ordinary Shares and holds 291,000 options and 119,583 restricted share units entitling her to acquire 291,000 and 119,583 Ordinary Shares, respectively.
•Jane Dietze, a director of GDHL, holds 37,424 deferred share units entitling her to acquire 37,424 Ordinary Shares.
Arrangements Between the Issuer and Security Holders
Other than as disclosed in this Management Circular, there is no agreement, commitment or understanding made or proposed to be made between GDHL and a security holder of GDHL relating to the matters to be acted upon as identified in this Management Circular.
Interest of Certain Persons or Companies in Matters to be Acted Upon
Other than as disclosed in this Management Circular, none of the directors or executive officers of GDHL, no proposed nominee for election as a director of GDHL, none of the persons who have been directors or executive officers of GDHL since the commencement of GDHL’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting. As the Reorganization is an internal reorganization being proposed to Shareholders, neither GDHL nor any related party of GDHL has entered into any agreement with any interested party with respect to the Reorganization, except as disclosed in this Management Circular.
Indebtedness of Directors and Executive Officers
As at the date hereof, and during GDHL’s financial year ended December 31, 2022, no director or executive officer of GDHL, no proposed nominee for election as a director of GDHL, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of GDHL or any of its subsidiaries, and no former executive officer, director or employee of GDHL or any of its subsidiaries, is indebted to GDHL or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by GDHL or any of its subsidiaries or affiliates.
Interest of Informed Persons in Material Transactions
This Management Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of GDHL, any proposed director of GDHL, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of GDHL’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect GDHL or any of its subsidiaries.
Statutory Rights
Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.
Auditor
Shareholders approved the appointment of KPMG as auditor of GDHL at the annual meeting of Shareholders held on June 28, 2023. Upon completion of the Reorganization, KPMG will be the auditor of Pubco.
Other Legal Matters
Certain legal matters relating to the Reorganization are to be passed upon by Blake, Cassels & Graydon LLP on behalf of Galaxy with respect to matters of Canadian law, Davis Polk & Wardwell LLP, on behalf of Galaxy with respect to matters of U.S law, Maples Group, on behalf of Galaxy with respect to matters of Cayman Islands law and Fasken Martineau DuMoulin LLP, on behalf of the Special Committee.

Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets out information on GDHL’s equity compensation plans under which Ordinary Shares are authorized for issuance as of December 31, 2022:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plan approved by securityholders–Stock Option Plan	16,517,775(2)	C$	4.56	—
Equity compensation plan approved by securityholders–LTIP Options	5,940,000	C$	24.62	—
Equity compensation plan approved by securityholders–LTIP RSUs	11,304,017		—	—
Equity compensation plan approved by securityholders–LTIP DSUs	158,900		—	—
Equity compensation plans not approved by securityholders–Options	5,194,768(3)	C$	6.21	—
Equity compensation plans not approved by securityholders–Share Units (RSUs)	1,079,971 (3)		—	—
Total	40,195,431	C$	9.18	14,369,786(1)
__________________
Notes:
(1)As at December 31, 2022, the total number of Ordinary Shares that could be reserved and authorized for issuance pursuant to equity granted under the Stock Option Plan and LTI Plan was 48,290,478 Ordinary Shares, being a fixed amount not exceeding 15% of the Fully Exchanged Share Capital (as defined below). Since December 31, 2022, [●] options were exercised, [●] options were cancelled, [●] options were granted, [●] RSUs vested, [●] RSUs were cancelled, [●] RSUs were granted and [●] DSUs were granted so that as of [●], a total of [●] Ordinary Shares remain authorized for issuance pursuant to equity granted under the Stock Option Plan and LTI Plan.
(2)The terms of each option varies, as determined by GDHL and Board, but including vesting periods.
(3)Granted pursuant to section 613(c) of the TSX Company Manual.
Market Information and Previous Sales
The Ordinary Shares are currently listed on the TSX under the symbol “GLXY”. The market value of the Ordinary Shares on March 11, 2021, the last trading day before the announcement of the Reorganization, was $18.11 per share. On [●], 2023, being the last complete trading day prior to the date hereof, the closing price of the Ordinary Shares on the TSX was $[●]. The trading data on the TSX for the prior 12-months is:

Month	High (C$)	Low (C$)	Volume
August 2022	9.39	6.07	23,150,190
September 2022	8.30	5.61	15,688,241
October 2022	7.67	5.83	15,244,877
November 2022	6.84	3.63	24,786,782
December 2022	4.54	3.33	18,050,955
January 2023	5.71	3.86	14,551,686
February 2023	5.81	4.30	17,857,972
March 2023	5.42	3.60	18,308,680
April 2023	6.00	4.48	10,854,034
May 2023	6.18	4.82	12,235,163
June 2023	5.85	4.07	18,375,287
July 2023	7.13	5.93	12,705,240

In the 12 months preceding this Management Circular, GDHL has not sold any Ordinary Shares except pursuant to the exercise of stock options, warrants and conversion rights (including the exchange of Class B Units of GDH LP), and has purchased [●] Ordinary Shares pursuant to normal course issuer bids approved by the Board and the TSX. The bids commenced on May 18, 2022 and May 31, 2023, respectively.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations regarding the Reorganization and the Reorganization Mergers that are generally applicable to a GDHL shareholder who acquires Pubco Class A Common Stock and becomes a shareholder of Pubco as a consequence of the Reorganization Merger and who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada, holds Ordinary Shares (including, for greater certainty, Class A ordinary shares of GDHL after the Governing Documents Amendment becomes effective) and subsequently Class A Common Stock of GDH Delaware and then Pubco Class A Common Stock as capital property, deals at arm’s length with each of GDHL and Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers, and is not affiliated with GDHL or Pubco, including any successors thereto as a consequence of the Reorganization and Reorganization Mergers (a “Holder”).
Generally, Ordinary Shares, shares of Class A Common Stock of GDH Delaware and shares of Pubco Class A Common Stock will be considered to be capital property to a Holder provided that the Holder does not hold such shares in the course of carrying on a business of trading or dealing in securities and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade. None of the Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock are or will be (as the case may be) “Canadian securities” for purposes of the irrevocable election under subsection 39(4) of the Tax Act to treat all “Canadian securities” (as defined in the Tax Act) owned by a Holder as capital property, and therefore any such election will not apply to the Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock. Holders who (a) do not hold Ordinary Shares or (b) in the case of shares of Class A Common Stock of GDH Delaware or shares of Pubco Class A Common Stock will not hold such shares, in each case, as capital property should consult their own tax advisors regarding their particular circumstances.
This summary is not applicable to a Holder (a) that is a “financial institution” (as defined in the Tax Act) for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” (as defined in the Tax Act), (c) that is a “specified financial institution” (as defined in the Tax Act), (d) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (e) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, (f) in respect of which GDHL, GDH Delaware or Pubco is at any time a “foreign affiliate” for any purpose of the Tax Act (including for purposes of any “specified provision” within the meaning of paragraphs 93.1(1.1)(a) through (d) of the Tax Act), or (g) that does not deal at arm’s length with a corporation in respect of which GDHL, GDH Delaware or Pubco is at any relevant time a “foreign affiliate” for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder should consult its own advisor with respect to the tax consequences of the Reorganization and the Reorganization Mergers to it.
This summary does not discuss the Canadian income tax consequences of the Reorganization or Reorganization Mergers to holders of Class B Units of GDH LP. Any such holders should consult with their own tax advisors.
This summary assumes that none of GDHL, GDH Delaware or Pubco will, at any relevant time, be resident in Canada for purposes of the Tax Act on the basis that the “central management and control” of GDHL, GDH Delaware and Pubco will reside outside Canada at all relevant times.
This summary is based on the descriptions of the Reorganization and Reorganization Mergers herein, a confirmation as to certain factual matters received from an officer of GDHL, and on confirmations received from local counsel to GDHL in each of Delaware and the Cayman Islands as to certain matters of foreign law, in each case without independent investigation or verification. This summary is also based on the provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”) and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax

Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any particular Holder is made. Holders should consult their own tax advisors for advice with respect to the tax consequences of the Reorganization and Reorganization Mergers to them, having regard to their particular circumstances.
Currency Conversion
For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Ordinary Shares, Class A Common Stock of GDH Delaware and Pubco Class A Common Stock must generally be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable exchange rate determined in accordance with the Tax Act.
Effect of the Domestication on Holders
The Domestication will not give rise to a taxable event to a Holder, and a Holder’s adjusted cost base in their Class A Common Stock of GDH Delaware immediately after the Domestication will be equal to such Holder’s adjusted cost base in their Ordinary Shares immediately before the Domestication.
Effect of the Reorganization Merger on Holders
It is expected that the Reorganization Merger will be a “foreign merger” for purposes of the Tax Act.
As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Class A Common Stock of GDH Delaware (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Class A Common Stock of GDH Delaware for proceeds of disposition equal to the aggregate adjusted cost base of such Class A Common Stock of GDH Delaware to the Holder immediately before the Reorganization Merger and will be deemed to acquire Pubco Class A Common Stock on the Reorganization Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the Reorganization Merger.
A Holder of Class A Common Stock of GDH Delaware who elects for subsection 87(8) not to apply in respect of the disposition of such Holder’s Class A Common Stock of GDH Delaware in the Reorganization Merger will be considered to have disposed of their Class A Common Stock of GDH Delaware for proceeds of disposition equal to the fair market value of the Pubco Class A Common Stock received in exchange therefor on the Reorganization Merger. Such a Holder of Class A Common Stock of GDH Delaware will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such Holder of the Class A Common Stock of GDH Delaware immediately before the Reorganization Merger and will acquire the Pubco Class A Common Stock at a cost equal to the fair market value of such Pubco Class A Common Stock. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Effect of the GDHI LLC Merger on Holders
It is expected that the GDHI LLC Merger will be a “foreign merger” for purposes of the Tax Act.
As a result, pursuant to subsection 87(8) of the Tax Act, a Holder of Pubco Class A Common Stock (other than a Holder that elects for such subsection not to apply, as discussed below) will be deemed to dispose of such Pubco Class A Common Stock for proceeds of disposition equal to the aggregate adjusted cost base of such Pubco Class A Common Stock to the Holder immediately before the GDHI LLC Merger and will be deemed to reacquire Pubco Class A Common Stock on the GDHI LLC Merger at a cost equal to the same amount. Accordingly, such a Holder will not realize any capital gain or capital loss as a result of the GDHI LLC Merger.

It is unclear whether a Holder of Pubco Class A Common Stock who elects for subsection 87(8) not to apply in respect of the GDHI LLC Merger will be considered to have disposed of their Pubco Class A Common Stock on the GDHI LLC Merger for purposes of the Tax Act. A Holder of Pubco Class A Common Stock who intends to make such an election should consult their own tax advisor prior to making such an election.
Holding and Disposing of Pubco Class A Common Stock Acquired in the Transaction
Receipt of Dividends on Pubco Class A Common Stock
Any dividends received by an individual Holder of Pubco Class A Common Stock will be included in such Holder’s income and will not be eligible for the gross-up and dividend tax credit treatment generally applicable to dividends on shares of taxable Canadian corporations. Any dividends received by a Holder of Pubco Class A Common Stock that is a corporation will be included in calculating that Holder’s income and will generally not be deductible in computing taxable income. To the extent that non-Canadian withholding taxes are imposed on dividends paid by Pubco to a Holder, the amount of such tax will generally be eligible for a Canadian foreign tax credit or tax deduction, subject to the detailed rules and limitations in the Tax Act.
Disposition of Pubco Class A Common Stock
On the disposition (or deemed disposition) of a share of Pubco Class A Common Stock following the Reorganization Mergers, a Holder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of such Holder’s adjusted cost base of the share of Pubco Class A Common Stock and any reasonable costs of disposition. For a description of the treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below.
Foreign Property Reporting
A Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or fiscal period is required under the Tax Act to report its holdings of “specified foreign property” (as defined in the Tax Act) if the aggregate cost amount of such holdings at any time in the year or period exceeds $100,000. Pubco Class A Common Stock will constitute specified foreign property for these purposes and its cost amount will count towards the calculation of the $100,000 threshold. Subject to certain exceptions, a taxpayer resident in Canada, other than a corporation or trust exempt from tax under Part I of the Tax Act, will be a specified Canadian entity, as will certain partnerships. Holders should consult their own tax advisors regarding compliance with these rules.
Offshore Investment Fund Property Rules
The “offshore investment fund property” rules in the Tax Act (the “OIFP Rules”) generally require a taxpayer to include in income for each taxation year an imputed return which is determined based on the cost of offshore investment fund properties held by the taxpayer multiplied by a prescribed interest rate plus two percent.
An offshore investment fund property generally includes shares of a non-resident corporation if such shares may reasonably be considered to derive their value, directly or indirectly, primarily from portfolio investments in certain specified types of assets, including commodities and foreign currencies. It is unclear whether the Pubco Class A Common Stock will satisfy this definition. However, a Holder will only be subject to the OIFP Rules in respect of a share of Pubco Class A Common Stock to the extent that it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having such share is to derive a benefit from portfolio investments in such assets in such a manner that the amount of tax payable by the Holder on income, profit or gain from such assets for any particular year is significantly less than the tax that would have been payable under Part I of the Tax Act had the Holder held such assets directly.
The OIFP Rules are complex and their application will potentially depend, in part, on the reasons for a Holder acquiring, holding or having Pubco Class A Common Stock. Holders should consult their own tax advisors regarding the application of these rules based on their particular circumstances.

Taxation of Capital Gains and Capital Losses
Generally, a Holder will be required to include in computing such Holder’s income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Holder generally will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) sustained in a taxation year from taxable capital gains realized by the Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act. Capital gains realized by a Holder that is an individual, other than certain specified trusts, may be subject to alternative minimum tax.
Foreign tax, if any, levied on any gain realized on a disposition of Pubco Class A Common Stock may be eligible for a foreign tax credit under the Tax Act to the extent and under the circumstances described in the Tax Act. Holders should consult their own tax advisors with respect to the availability of such a credit, having regard to their particular circumstances.
Refundable Tax on Aggregate Investment Income
A Holder that is throughout its taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as proposed to be defined in the Tax Act pursuant to Tax Proposals released on August 9, 2022) at any time in a taxation year, may be liable to pay an additional tax (refundable in certain circumstances) on such Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include dividends received on PubCo Class A Common Stock and taxable capital gains realized on dispositions of, Ordinary Shares, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock. Holders that are corporations are advised to consult their own tax advisors.
Eligibility for Investment
Provided the Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock are, at all relevant times, listed on a designated stock exchange for purposes of the Tax Act (which currently includes the TSX and the Nasdaq), the Class A Common Stock of GDH Delaware and Pubco Class A Common Stock will each be a qualified investment for a Deferred Income Plan.
The Class A Common Stock of GDH Delaware and the Pubco Class A Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, FHSA, RRSP, RRIF or RESP unless the holder of such TFSA, FHSA or RDSP, the annuitant of such RRSP or RRIF or the subscriber of such RESP, as the case may be, (i) does not deal at arm’s length with GDH Delaware or Pubco, as the case may be, for purposes of the Tax Act or (ii) has a “significant interest” (as defined in the Tax Act) in GDH Delaware or Pubco, as the case may be. In addition, Class A Common Stock of GDH Delaware or Pubco Class A Common Stock will not be a prohibited investment for a trust governed by a TFSA, RDSP, FHSA, RRSP, RRIF or RESP if the Class A Common Stock of GDH Delaware or Pubco Class A Common Stock, as the case may be, is “excluded property” for purposes of the prohibited investment rules in the Tax Act. Holders of a TFSA, FHSA or RDSP, annuitants of an RRSP or RRIF and subscribers of an RESP should consult their own tax advisors with respect to whether the Class A Common Stock of GDH Delaware and Pubco Class A Common Stock would be prohibited investments in their particular circumstances.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders
In the opinion of Davis Polk, special U.S. tax counsel to GDHL, the following discussion sets forth the material U.S. federal income tax consequences for U.S. Holders of Ordinary Shares of (i) the Domestication, and (ii) the exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. This discussion applies only to beneficial owners that hold their Ordinary Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market tax accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•“controlled foreign corporations,” PFICs (as that term is defined below), and corporations that accumulate earnings to avoid U.S. federal income tax;
•foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);
•persons that actually or constructively own 10 percent or more of GDHL’s shares, by vote or value;
•persons that acquired Ordinary Shares as compensation;
•persons that hold Ordinary Shares as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or
•U.S. Holders whose functional currency is not the U.S. dollar.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or the Reorganization Merger. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the consequences discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of the relevant security that is, for U.S. federal income tax purposes:
•an individual citizen or resident of the United States,
•a corporation, or entity treated as a corporation, organized in or under the laws of the United States, any state thereof or the District of Columbia, or
•a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.
If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Ordinary Shares, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Ordinary Shares and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication and the Reorganization Merger.
ALL HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND THE REORGANIZATION MERGER, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
U.S. Tax Consequences of the Domestication
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Domestication will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code (an “F Reorganization” and, such opinion, the “Domestication Tax Opinion”), and the parties have agreed to report the Domestication as qualifying as an F Reorganization for U.S. federal income tax purposes. The completion of the Domestication is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Domestication as of the closing of the Domestication from Davis Polk or any other counsel. The Domestication Tax Opinion is based on customary assumptions and representations, warranties and covenants of GDHL and GDH Delaware. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Domestication Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Domestication could differ materially from those described below. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. We will not request a ruling from the IRS with respect to the tax treatment of the Domestication and, as a result, no assurance can be given that the IRS will not take the position that the Domestication does not qualify as an F Reorganization or that any such position would not be sustained by a court. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.
For U.S. federal income tax purposes, U.S. Holders of Ordinary Shares will be deemed to exchange those Ordinary Shares for GDH Delaware Class A Common Stock in the Domestication. Except as provided below under “—Application of Section 367(b) of the Code to the Domestication” and “—PFIC Considerations with Respect to the Domestication”:
•U.S. Holders of Ordinary Shares generally will not recognize taxable gain or loss as a result the Domestication for U.S. federal income tax purposes,
•the tax basis of a share of GDH Delaware Class A Common Stock deemed received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Ordinary Share surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

•the holding period for a share of GDH Delaware Class A Common Stock deemed received by a U.S. Holder will include such U.S. Holder’s holding period for the Ordinary Share surrendered in exchange therefor.
Application of Section 367(b) of the Code to the Domestication
Section 367(b) of the Code, which applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization, requires the recognition of income or gain by certain U.S. persons in connection with such transactions. Section 367(b) of the Code will generally apply to U.S. Holders of Ordinary Shares at the time of the Domestication.
U.S. Holders that Own More Than 10% of GDHL’s Ordinary Shares.     A U.S. Holder who on the date of the Domestication owns actually and/or constructively 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares (a “10% shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Ordinary Shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of GDHL shares entitled to vote or 10% or more of the total value of all classes of GDHL shares. All U.S. Holders are urged to consult their tax advisors with respect to the attribution rules that apply in determining whether a U.S. Holder is a 10% shareholder.
A 10% shareholder’s all earnings and profits amount with respect to its Ordinary Shares is the net positive earnings and profits of GDHL (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d)(3) provides that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.
Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its Ordinary Shares. If GDHL’s cumulative earnings and profits through the date of the Domestication are not greater than zero, then a U.S. Holder should not be required to include in gross income an all earnings and profits amount with respect to its Ordinary Shares. Although the determination of earnings and profits for U.S. federal income tax purposes is complex and depends on a number of factors, GDHL has determined that it did not have any earnings and profits in any taxable year since its formation through its taxable year ended December 31, 2022. GDHL has not yet made any determination regarding its earnings and profits for its taxable year ending as of the date of the Domestication.
Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its Ordinary Shares, such U.S. Holder could be required to include in income as a deemed dividend the all earnings and profits amount with respect to its Ordinary Shares under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication.
U.S. Holders that Own Less Than 10% of GDHL’s Ordinary Shares.     A U.S. Holder who on the date of the Domestication directly, indirectly and constructively owns Ordinary Shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of GDH Delaware Class A Common Stock in the Domestication unless such holder elects to recognize the “all earnings and profits amount” as described below.
Unless a U.S. Holder makes the “all earnings and profits amount” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of GDH Delaware Class A Common Stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the share of GDH Delaware Class A Common Stock deemed to be received over the U.S. Holder’s adjusted basis in the Ordinary Shares deemed to be surrendered in exchange therefor. Such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the Ordinary Shares for longer than one year. Long-term capital gains of non-corporate taxpayers are generally subject to tax at preferential rates under current law.
In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from GDHL establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Class A Common Stock, which GDHL intends to make available to its shareholders on its website, and (B) a representation that the U.S. Holder has notified GDH Delaware that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder is permitted to make an abbreviated form of election. The election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to GDH Delaware of the election no later than the date such tax return is filed.
If, as GDHL expects, at the date of the Domestication GDHL has never had any earnings and profits that would result in any shareholder having an all earnings and profits amount, a U.S. Holder who makes this election should generally not have an income inclusion under Section 367(b) of the Code provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. Subject to the discussion below of QEF (as defined below) and purging elections under “—PFIC Considerations with Respect to the Domestication,” if GDHL has had positive earnings and profits in any year through the date of the Domestication during which a U.S. Holder held Ordinary Shares, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.
U.S. Holders that Own Ordinary Shares with a Fair Market Value Less Than $50,000.     Subject to the discussion below under “—PFIC Considerations with Respect to the Domestication,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) Ordinary Shares with a fair market value less than $50,000 and is not a 10% shareholder should not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount, if any, in income.
U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE WITH RESPECT TO THE DOMESTICATION.
PFIC Considerations with Respect to the Domestication
A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the application of these rules is uncertain in certain respects, GDHL has determined that it was likely a PFIC for its 2022, 2021 and 2020 taxable years. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication. In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.
If GDHL is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder for its Ordinary Shares and the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or a mark-to-market election for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, as described below, such U.S. Holder generally is subject to special adverse U.S. tax rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Ordinary Shares. Under these rules:
•The U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
•the amount allocated to the taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which GDHL was a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in the U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed with respect to the tax attributable to each such other taxable year of the U.S. Holder.
In addition to the discussion under the heading “—Application of Section 367(b) of the Code to the Domestication,” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code. Even if the Domestication qualifies as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f) of the Code.
Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of Ordinary Shares for GDH Delaware Class A Common Stock in the Domestication if GDHL were classified as a PFIC at any time during such U.S. Holder’s holding period for the Ordinary Shares unless such U.S. Holder made a timely and effective QEF election (as described below) for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, or made a QEF election along with a purging election (as described below), or made a mark-to-market election (as described below) (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election), or a mark-to-market election, an “Electing Shareholder”). Under the PFIC rules, any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.
In addition, such proposed Treasury Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.”
As described below, the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its Ordinary Shares for which a timely QEF election (or a QEF election along with a purging election), or a mark-to-market election is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section entitled “—Application of Section 367(b) of the Code to the Domestication.” In addition, it is unclear whether Section 1291(f) of the Code applies in the absence of final regulations, and a U.S. Holder may be able to take the position that Section 1291(f) of the Code does not apply in the absence of final regulations.
U.S. Holders are urged to consult their tax advisors as to the application of Section 1291(f) to the Domestication in their particular circumstances.
A U.S. Holder will avoid the PFIC tax consequences described above in respect of Ordinary Shares upon the Domestication if it made a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of GDHL’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, for GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares.
For a U.S. Holder that made a timely and valid QEF election in a taxable year after GDHL’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Ordinary Shares, the potential adverse tax consequences described above, adjusted to take into account the current income inclusions resulting from the QEF election, would continue to apply, unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from GDHL. A PFIC annual information statement for 2022 for GDHL is available on GDHL’s website at https://s201.q4cdn.com/407453138/files/doc_downloads/2023/03/gdhl-pfic-notice-annual-information-statement-faqs-ty-2022-final.pdf. GDHL has not yet made any determination regarding its PFIC status for its taxable year ending as of the date of the Domestication.
If Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) Ordinary Shares, made a mark-to-market election with respect to such stock for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Ordinary Shares under their particular circumstances.
The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to Ordinary Shares under their particular circumstances.
U.S. Tax Consequences of the Reorganization Merger
Treatment of the Reorganization Merger
Davis Polk has delivered an opinion to GDHL to the effect that, under the U.S. federal income tax laws in effect as of the date of such opinion, the Reorganization Merger will qualify as an F Reorganization. (the “Reorganization Merger Tax Opinion”). The completion of the Reorganization Merger is not conditioned, however, on the receipt of any opinion on the U.S. federal income tax consequences of the Reorganization Merger as of the closing of the Reorganization Merger from Davis Polk or any other counsel. The Reorganization Merger Tax Opinion is based on customary assumptions and representations, warranties and covenants of the parties to the Reorganization Merger. If any of these assumptions, representations, warranties or covenants is or becomes incorrect, incomplete or inaccurate, or is violated, or if there is a change in U.S. federal income tax law after the date hereof, the validity of the Reorganization Merger Tax Opinion may be adversely affected and the U.S. federal income tax consequences of the Reorganization Merger could differ materially from those described below.
An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court, and GDHL will not request a ruling from the IRS with respect to the tax treatment of the Reorganization Merger. As a result, no assurance can be given that the IRS will not successfully challenge the treatment of the Reorganization Merger as an F Reorganization. If the IRS were to successfully challenge the status of the Reorganization Merger as an F Reorganization, the tax consequences would differ from those set forth in this proxy statement/prospectus, and U.S. Holders of GDH Delaware Class A Common Stock could be subject to U.S. federal income tax upon the receipt of Pubco Class A Common Stock in the Reorganization Merger.
The remainder of this disclosure assumes that the Reorganization Merger will qualify as an F Reorganization.
U.S. Holders Exchanging GDH Delaware Class A Common Stock for Pubco Class A Common Stock
A U.S. Holder that holds only shares of GDH Delaware Class A Common Stock will generally not recognize gain or loss as a result of its exchange of GDH Delaware Class A Common Stock for Pubco Class A Common Stock pursuant to the Reorganization Merger. A U.S. Holder’s aggregate tax basis in Pubco Class A Common Stock received pursuant to the Reorganization Merger will equal the U.S. Holder’s aggregate tax basis in the GDH Delaware Class A Common Stock exchanged therefor. A U.S. Holder’s holding period in Pubco Class A Common Stock received pursuant to the Reorganization Merger will include the holding period for its shares of GDH Delaware Class A Common Stock surrendered in exchange therefor. U.S. Holders who hold shares of GDH Delaware Class A Common Stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Pubco Class A Common Stock received in the Reorganization Merger.

Determining the actual tax consequences of the Reorganization Merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.
U.S. Tax Consequences to U.S. and Non-U.S. Holders of Owning Pubco Class A Common Stock
In the opinion of Davis Polk, the tax consequences set forth in the following discussion are the material U.S. federal income and estate tax consequences of the ownership and disposition of Pubco Class A Common Stock by “U.S. Holders” and “Non-U.S. Holders”. This discussion applies only to beneficial owners that hold their Pubco Class A Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including the U.S. federal income tax consequences to:
•financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market tax accounting rules;
•tax-exempt entities;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•“controlled foreign corporations,” PFICs, and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that acquired Pubco Class A Common Stock as compensation;
•persons that hold Pubco Class A Common Stock as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or
•U.S. Holders whose functional currency is not the U.S. dollar.
The term “U.S. Holder” has the same meaning ascribed to it as under “Material U.S. Tax Consequences of the Domestication and Reorganization Merger to Shareholders.” A “Non-U.S. Holder” is a beneficial owner of a share of Pubco Class A Common Stock that is, for U.S. federal income tax purposes:
•a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,
•a foreign corporation, or
•a foreign estate or trust,
but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of distribution or disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of owning shares of Pubco Class A Common Stock.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns Pubco Class A Common Stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own Pubco Class A Common Stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.
This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Management Circular may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Pubco Class A Common Stock, including the consequences under the laws of any state, local or non-U.S. jurisdiction.
U.S. Holders
Dividends on Pubco Class A Common Stock
As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its common stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property in respect of its Class A Common Stock (other than certain pro rata distributions of our stock), a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on Pubco Class A Common Stock to the extent the distribution is paid out of Pubco’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends-received deduction.
Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock.”
With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock” below), subject to applicable requirements and limitations.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Pubco Class A Common Stock
A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Pubco Class A Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for Pubco Class A Common Stock so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by noncorporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.
The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock so disposed of.
Non-U.S. Holders
Dividends
As discussed under “Per Share Data, Market and Dividend Information” above, Pubco does not currently expect to make distributions on its Common Stock following the Reorganization Merger. In the event that Pubco makes a distribution of cash or other property (other than certain pro rata distributions of our stock), in respect of its Class A Common Stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any portion of a distribution that exceeds Pubco’s current and accumulated earnings and profits generally will be treated first as a tax-free return of capital that reduces the adjusted tax basis of a Non-U.S. Holder’s Pubco Class A Common Stock, and to the extent the amount of the distribution exceeds a Non-U.S. Holder’s adjusted tax basis in its Pubco Class A Common Stock, the excess will be treated as gain from the disposition of Pubco Class A Common Stock (the tax treatment of which is discussed below under “—Gain on Disposition of Pubco Class A Common Stock”).
Dividends paid to a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA (as defined below) withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or acceptable substitute form), as applicable, certifying its entitlement to benefits under the treaty.
Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) will not be subject to U.S. federal withholding tax if the Non-U.S. Holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
A Non-U.S. Holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Pubco Class A Common Stock
Subject to the discussions of backup withholding and FATCA below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Pubco Class A Common Stock unless:
•the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;
•the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain U.S.-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or
•Pubco is or has been a “United States real property holding corporation” (as described below) at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, and (i) the Pubco Class A Common Stock ceases to be regularly traded on an established securities market (“regularly traded”) prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the Pubco Class A Common Stock.
Pubco will be a United States real property holding corporation at any time that the fair market value of its “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and other assets used or held for use in a trade or business (all as determined for the U.S. federal income tax purposes). Pubco believes that it is not, and does not anticipate becoming in the foreseeable future, a United States real property holding corporation.
Information Reporting and Backup Withholding
Distributions paid to a Non-U.S. Holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.
A Non-U.S. Holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholdings will apply to the proceeds of a sale or other disposition of Pubco Class A Common Stock made within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well.
Backup withholding is not an additional tax and the amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.
FATCA
Under Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury Regulations promulgated by the Treasury Department, which state that taxpayers may rely on the proposed Treasury Regulations until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in Pubco Class A Common Stock.
Federal Estate Tax
Individual Non-U.S. Holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Pubco Class A Common Stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

CERTAIN CAYMAN ISLANDS INCOME TAX CONSEQUENCES
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of the Company. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws
Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. Consequently there will be no Cayman Islands taxes payable in respect of the registration by way of continuation of the Company as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands.

RISK FACTORS
The following risk factors should be carefully considered by Shareholders in evaluating whether to approve the Reorganization. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Management Circular including, without limitation, the risks and potential issues disclosed under “The Reorganization”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Certain Cayman Islands Income Tax Considerations”. Whether or not the Reorganization is completed, GDHL will continue to face many of the risks that it currently faces with respect to its business and affairs which are disclosed in the Company’s filings on its profile on SEDAR at www.sedar.com, including its annual information form for the year ended December 31, 2022.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), and recent actions and public comments from the FASB have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subjected to heightened scrutiny by regulators and the public. Further, there have been limited precedents for the financial accounting of digital assets and related valuation and revenue recognition, and while the SEC has issued certain staff interpretations regarding the accounting of certain digital asset transactions, there has been little to no official guidance provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for digital assets transactions, digital assets, and related revenue. Uncertainties in or changes to in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.
Changes in, or the development of guidance relating to, accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.
Historically, we have prepared our financial statements in conformity with IFRS, however, following the Reorganization, we will no longer be subject IFRS requirements and will prepare our financial statements in conformity with U.S. GAAP. The applicable accounting policies and methods are fundamental to how we record and report our financial condition and results of operations, and therefore, any difference between IFRS and U.S. GAAP reporting may significantly impact investors’ ability to compare and analyze our financial and operating results from period to period and make informed estimates of our financial performance in the future. Moreover, preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.
Following the Reorganization, we also anticipate supplementing our U.S. GAAP financial statements from time to time with certain non-GAAP measures. However, such non-GAAP measures are not a replacement for our GAAP results, and are important to additional risks and uncertainties. To the extent that such guidance imposes obligations on audit firms that they are not able to meet with respect to the review of digital assets, we could have difficulty in obtaining an audit opinion, filing audited financial statements in a timely manner or obtaining an unqualified opinion.
Further, from time to time, regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in the restatement of prior period financial statements and related disclosures.
Our internal control over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to publish a formal assessment of the effectiveness of our internal control over financial reporting under the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and will not be required to do so until we file our annual report on Form 10-K for the fiscal year ended December 31, [●], and our independent registered public accounting firm will not be required to issue an attestation report on the effectiveness of our internal control over financial reporting until we file our annual report on Form 10-K for the fiscal year ended December 31, [●]. We may incur significant expenses and devote substantial management effort in the process of ensuring compliance with the attestation requirements of Section 404 of the Sarbanes-Oxley Act.
When evaluating our internal control over financial reporting, we may identify additional material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
We will face new challenges, increased costs and administrative responsibilities as a result of Domestication, and management will devote substantial time to related compliance initiatives.
We incur significant levels of legal, accounting and other expenses in respect of its status as a publicly listed company in Canada. Canadian Securities Law, together with the listing requirements of the TSX impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. Upon consummation of the Reorganization, our Class A Common Stock will be registered under the Exchange Act, and we will be required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, as well as rules and regulations implemented by the SEC. In addition, to the extent we are successful in listing our Class A Common Stock on Nasdaq, we will also need to comply with its rules and regulations. The expenses incurred by U.S. public companies generally for reporting and corporate governance purposes have been increasing. We expect that compliance with these rules and regulations will increase our legal and financial compliance costs, require us to hire additional personnel, and will make some activities more time consuming and costly. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers.
As a result of becoming subject to increased regulation upon consummation of the Reorganization, we will need to:
•institute a more comprehensive compliance framework;

•update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC, as and when such requirements, rules and regulations become applicable to us;
•prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;
•revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;
•comply with SEC rules and guidelines requiring registrants to provide their financial statements in interactive data format using XBRL;
•involve and retain to a greater degree outside counsel and accountants in the above activities; and
•enhance our investor relations function.
In addition, as a company in the digital assets industry, we may experience higher-than-anticipated operating expenses as well as higher independent auditor and consulting fees and may need to hire additional qualified personnel to continue to satisfy these public-company requirements. We are required to expend considerable time and resources with respect to our compliance with public company regulations and, following the consummation of the Reorganization, this will be exacerbated and we will incur even greater expenses. If we are unable to satisfy our obligations as a public company, we could be subject to de-listing of our Class A Common Stock on any stock exchange on which it is then listed, fines, sanctions or other detrimental regulatory actions.
Our management team has limited experience managing a U.S. public company.
Our management team has limited experience managing a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Our management team may not successfully or efficiently manage our transition to being a U.S. public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. For at least a period of time following the consummation of the Reorganization, and immediately following our intended listing on the Nasdaq, we will remain listed on the TSX, and we expect to continue to be subject to certain Canadian Securities Laws requiring us to file reports and other information on SEDAR for the foreseeable future, and will therefore be subject to multiple, additional, and at times, competing, governance and reporting obligations. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results, and financial condition.
The Domestication will subject us to additional costs and expose us to additional risks, and any anticipated benefits may not be realized.
The Domestication will result in additional direct costs. We will incur attorneys’ fees, accountants’ fees, filing fees, mailing expenses and financial printing expenses in connection with the Domestication. The Domestication will also temporarily divert the attention of our management and employees from the day-to-day management of the business to a limited extent.
Following the Domestication, we will be domiciled in the state of Delaware. Historically, U.S. governed companies have been exposed to a greater risk of class action stockholder litigation as compared to Cayman governed companies.
We may not realize the benefits we expect from the Domestication. If we do not, we will have expended considerable resources and management efforts in completing the Domestication without benefiting our company or our stockholders. Such expenditure of time and resources would adversely affect our business, operating results, and financial condition if the anticipated benefits are not achieved.

The Reorganization is subject to certain conditions precedent and required approvals, some of which are outside our control. If the Reorganization is not completed, there may be adverse effects on the market price of the Class A Common Stock. Any fees and costs incurred in connection with the Reorganization will not be recovered.
The completion of the Reorganization is subject to a number of conditions precedent, some of which are outside our control, including receipt of the required shareholder approval and regulatory approvals from Canadian securities regulators and the TSX. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Reorganization will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. If the Reorganization is not completed, the market price of the Ordinary Shares may be materially adversely affected. GDHL’s business, financial condition or results of operations or prospects, could also be subject to various material adverse consequences. Also, GDHL will not recover the fees, costs and expenses it has incurred in connection with the Reorganization. Such fees, costs and expenses include, without limitation, legal fees, accounting fees, financial advisor fees, valuation fees, depositary fees and printing and mailing costs, which will be payable whether or not the Reorganization is completed.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its financial year ended December 31, 2022 which are available on SEDAR and may also be obtained by sending a written request to the Corporate Secretary of the Company at the Company’s head office located at 300 Vesey Street, 13th Floor, New York City, New York 10282, United States.

APPENDIX “1”
THE RESOLUTIONS
RESOLVED, as a special resolution that:
1. The authorised share capital of Galaxy Digital Holdings Ltd. (the “Company”) be amended from CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each to CAD$2,500,000 divided into 2,000,000,000 Class A ordinary shares of CAD$0.001 par value each and 500,000,000 Class B ordinary shares of CAD$0.001 par value each.
2. The Memorandum and Articles of Association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the Memorandum and Articles of Association of the Company substantially in the form attached to the Management Circular (the “Existing Organizational Documents”) .
3. The Company be deregistered in the Cayman Islands pursuant to Article [44] of the Existing Organizational Documents and be registered by way of continuation as a corporation in the State of Delaware.
4. The Existing Organizational Documents be amended and restated by the deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation and proposed new bylaws of the Company (following its domestication), substantially in the form attached to the Management Circular.
RESOLVED, that the Company, following the steps set out above, issue up to 500 million shares of Class B Common Stock as described in the Management Circular.
RESOLVED, as an ordinary resolution, that the adjournment of the special meeting of shareholders, which shall constitute an extraordinary general meeting for purposes of the Memorandum and Articles of Association of the Company (the “Meeting”) to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies in the event that it is determined by the Company that more time is necessary or appropriate to approve one or more resolutions at the Meeting be approved and adopted in all respects.

APPENDIX “2”
COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
GDHL is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Islands Companies Act and GDHL’s existing organizational documents govern the rights of Shareholders. The Cayman Islands Companies Act differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Organizational Documents will differ in certain material respects from the Proposed Organizational Documents of GDH Delaware, following the Reorganization, and Pubco, the ultimate successor entity to GDHL following the Reorganization and Reorganization Merger. As a result, when you become a stockholder of Pubco, your rights will differ in some regards as compared to when you were a Shareholder of GDHL before the Reorganization.
Below is a summary chart outlining important similarities and differences in the corporate governance and shareholder rights associated with each of Pubco and GDHL according to applicable law and/or the organizational documents of Pubco and GDHL. You also should review the proposed organizational documents of Pubco attached hereto as Annex “B” and Annex “C” to this Management Circular, as well as the DGCL and corporate laws of the Cayman Islands, including the Cayman Islands Companies Act, to understand how these laws apply to Pubco to GDHL.

	Cayman Islands	Delaware
Stockholder/Shareholder Approval of Business Combinations
Mergers require a special resolution (i.e., 66 2∕3% in value of shareholders in attendance and voting at a shareholders’ meeting), and any other authorization as may be specified in the relevant memorandum and articles of association. Parties holding certain security interests in the constituent companies must also consent.

Mergers generally require approval of a majority of all outstanding shares.
Certain business combinations involving “interested stockholders” (i.e., holders of 15% or more of voting shares) are prohibited within first three years of such person becoming an interested stockholder, unless certain conditions are met (including either (x) obtaining prior board approval or (y) if prior board approval was not obtained, then following the combination, obtaining board approval and the affirmative vote of at least 66 2∕3% of voting power of disinterested stockholders).

	All mergers (other than parent/subsidiary mergers) require shareholder approval—no exception for smaller mergers.	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.
	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.
	A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 75% in value of shareholders in attendance and voting at a shareholders’ meeting.	N/A

	Cayman Islands	Delaware
Stockholder/Shareholder Votes for Routine Matters
Under the Cayman Islands Companies Act, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Certain specified amendments to the constitutional documents of a company require a special resolution to be passed (see threshold above).

Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.
Certain specified amendments to the Proposed Organizational Documents require an affirmative vote of at least 66 2∕3% of the total voting power of the outstanding shares.

Regulatory Restrictions on Transfers	N/A	In order to comply with applicable money transmitter laws in the United States, the Proposed Organizational Documents provide that Pubco board may take certain actions including (i) preventing the transfer of capital stock, (ii) redeeming capital stock at par or (iii) restricting the exercise of rights with respect to capital stock, in certain circumstances in which a stockholder would potentially hold more than 9.9% of the total issued and outstanding shares of Pubco on a fully diluted basis.
Appraisal Rights	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.	With certain exceptions, generally, a stockholder of a publicly traded corporation will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Inspection of Books and Records	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company (but do have a right to know who the directors of a company are and to receive a copy of the memorandum and articles of association of the company).	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.
Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.	A stockholder may bring a derivative suit subject to procedural requirements.

	Cayman Islands	Delaware
Fiduciary Duties of Directors	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may also be owed directly be owed direct to creditors or shareholders in certain limited circumstances.
Directors must exercise a duty of care and duty of loyalty and good faith to a corporation and its stockholders.
Pubco’s Proposed Organizational Documents waive any corporate opportunity doctrine and similar claims against any non-employee directors (other than to the extent any corporate opportunity is offered to a non-employee director in his or her capacity as a director).

Indemnification of Directors and Officers	A Cayman Islands company generally may indemnify its directors or officers except with regard to actual fraud or willful default.
A corporation is generally permitted to indemnify its director and officers.
Pubco’s Proposed Bylaws provide for indemnification of executive officers and directors acting in good faith. Pubco may also enter into a contractual indemnification agreement with each of its directors at the time of the Nasdaq listing, if successful.

Limited Liability of Directors	Liability of directors may be limited, except with regard to their actual fraud or willful default.
Liability of directors may be limited or eliminated, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.
Pubco’s Proposed Organizational Documents limit or eliminate the liability of a director to Pubco or its stockholders to the extent permitted under Delaware law.

APPENDIX “3”
ELECTRONIC MEETING GUIDE
Please see attached.

ANNEX “A”
EXISTING MEMORANDUM AND ARTICLES OF ASSOCIATION
Please see attached.

ANNEX “B”
PROPOSED CHARTER
Please see attached.

ANNEX “C”
PROPOSED BYLAWS
Please see attached.

For questions or more information with respect to the Special Meeting of shareholders of Galaxy Digital Holdings Ltd., please contact our proxy solicitation agent:
Toll Free North America: (800) 332-4904
Call Direct: 416.682.3825
(Call collect outside of Canada and the United States)
Email: INFO_TMXIS@TMX.com

Annex A
THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.
Annex A-1

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.
1The name of the Company is Galaxy Digital Holdings Ltd.
2The Registered Office of the Company will be at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3The objects for which the Company is established are unrestricted and the Company will have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4The liability of each Member is limited to the amount unpaid on such Member’s Shares.
5The share capital of the Company is CAD$2,000,000 divided into 2,000,000,000 Ordinary Shares of CAD$0.001 par value each.
6The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.
Annex A-2

THE COMPANIES LAW (2018 REVISION)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
ARTICLES OF ASSOCIATION
OF
GALAXY DIGITAL HOLDINGS LTD.
1Interpretation
1.1In the Articles, Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:
Accredited Investor means an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the United States Securities Act of 1933, as amended.
Articles means these articles of association of the Company.
Auditor means the person for the time being performing the duties of auditor of the Company (if any).
Company means the above-named company.
Directors means the directors for the time being of the Company.
Disqualified Holder means: (a) any U.S. Benefit Plan Investor other than one all of whose holdings of Shares or other securities of the Company were purchased from the Company (or result from conversion or exercise of securities purchased from the Company) after complete and correct disclosure by the U.S. Benefit Plan Investor to the Company with respect to its status as such; (b) any U.S. Subscriber or U.S. Transferee who is not an Accredited Investor and a Qualified Purchaser; and (c) any person, as determined by the Directors, to whom a sale or transfer of Shares, or in relation to whom the holding of Shares: (i) would or could be in breach of the laws or requirements of any jurisdiction or governmental authority or in circumstances (whether directly or indirectly affecting such person, and whether taken alone or in conjunction with other persons, connected or not, or any other circumstances) appearing to the Directors to be relevant; or (ii) might result in the Company’s incurring a liability to taxation or suffering a pecuniary, fiscal, legal, administrative or regulatory disadvantage, including the Company’s being required to register as an “investment company” under the U.S. Investment Company Act, the Company’s no longer being a “foreign private issuer” for purposes of the U.S. Exchange Act, the assets of the Company being deemed to be plan assets of a U.S. Benefit Plan Investor, the Company’s becoming subject to regulation as a depositary institution holding company subsidiary or otherwise subject to banking law or the Company’s otherwise not being in compliance with the U.S. Investment Company Act, ERISA, the U.S. Code or any other provision of U.S. federal or state law or non-U.S. law.
Dividend means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
Electronic Record has the same meaning as in the Electronic Transactions Law.
Electronic Transactions Law means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
Eligible Transferee means a person to whom a Required Disposal is permitted to be made.
Annex A-3

ERISA means the U.S. Employee Retirement Income Security Act of 1974.
Independent Director means a Director who is not also an officer or employee of the Company, the Primary Subsidiary or any affiliate of either, and who has not otherwise been determined by the Directors to be non-independent for purposes of any laws applicable to the Company.
IFRS means International Financial Reporting Standards, as adopted by the International Accounting Standards Board and as in effect from time to time.
Member has the same meaning as in the Statute.
Member Resolution means an Ordinary Resolution or a Special Resolution, as applicable.
Memorandum means the memorandum of association of the Company.
Ordinary Resolution means a resolution passed by a simple majority of the voting power, determined in accordance with Section 19.2, of Members who, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.
Ordinary Share means an ordinary share of CAD$0.001 in the share capital of the Company.
Primary Subsidiary means Galaxy Digital Holdings LP, including any successor-in-interest thereto.
Public Company means a company that:
(i)is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada; or
(ii)has any of its securities traded on or through the facilities of a securities exchange or reported through the facilities of a quotation and trade reporting system.
Qualified Purchaser has the same meaning as in Section 2(a)(51) of the U.S. Investment Company Act and the regulations thereunder.
Register of Members means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
Registered Office means the registered office for the time being of the Company.
Required Disposal means a transfer or other disposal or disposals of all Disqualifiable Securities, which transfer or other disposal is made to another person who, in the sole and conclusive determination of the Directors, is not a Disqualified Holder and which transfer would not cause any other person to become a Disqualified Holder.
Seal means the common seal of the Company and includes every duplicate seal.
Share and Shares means a share or shares, including Ordinary Shares, of the Company, and includes a fraction of a Share.
Special Resolution has the same meaning as in the Statute, where the voting power of Members for this purpose will be determined in accordance with Section 19.2, and includes a unanimous written resolution.
Statute means the Companies Law (2018 Revision) of the Cayman Islands.
Subscriber means the subscriber to the Memorandum.
Transfer Agent means such company as may from time to time be appointed by the Company to act as registrar and transfer agent of the Shares, together with any sub-transfer agent duly appointed by the Transfer Agent.
Annex A-4

Treasury Share means a Share held in the name of the Company as a treasury share in accordance with the Statute.
U.S. Benefit Plan Investor means: (a) a person that is or uses assets of: (i) an “employee benefit plan” as defined in Section 3(3) of ERISA that is subject to Title I of ERISA; (ii) a “plan” as defined in Section 4975 of the U.S. Code, including an individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Code; or (iii) an entity that is deemed to hold the assets of any of the foregoing types of plans, accounts or arrangements that is subject to Title I of ERISA or Section 4975 of the U.S. Code; or (ii) a governmental, church, non-U.S. or other employee benefit plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Title I of ERISA or Section 4975 of the U.S. Code.
U.S. Code means the U.S. Internal Revenue Code of 1986.
U.S. Exchange Act means the U.S. Securities Exchange Act of 1934.
U.S. Investment Company Act means the U.S. Investment Company Act of 1940.
U.S. Person means a “U.S. person” as defined in Regulation S under the U.S. Securities Act.
U.S. Securities Act means the U.S. Securities Act of 1933.
1..2In the Articles:
(a)words importing the singular number include the plural number and vice versa;
(b)words importing the masculine gender include the feminine gender;
(c)words importing persons include corporations as well as any other legal or natural person;
(d)“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)references to provisions of any law or regulation will be construed as references to those provisions as amended, modified, re-enacted or replaced;
(f)any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression will be construed as illustrative and will not limit the sense of the words preceding those terms;
(g)the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” will not be interpreted to be exclusive and the term “and” will not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(h)headings are inserted for reference only and will be ignored in construing the Articles;
(i)any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(j)any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;
(k)sections 8 and 19(3) of the Electronic Transactions Law will not apply;
(l)the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
Annex A-5

(m)the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2Business of the Company
2.1The business of the Company may be commenced as soon after incorporation of the Company as the Directors see fit.
2.2The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
2.3At all times, the Company will not, directly or indirectly, undertake any acquisition or investing activity or operate any business, except in or through the Primary Subsidiary or subsidiaries of the Primary Subsidiary.
3Issue of Shares
3.1Subject to the provisions of the Statute and the Articles about the redemption and purchase of the Company’s own Shares, the Directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued Shares of the Company to such persons, at such times and on such terms and conditions as they may decide. No Share may be issued at a discount. The Company’s Shares are non-assessable. A Share will not be issued until the consideration for the Share is fully paid in money or in property or services that are not less in value than the fair equivalent of the money that the Company would have received if the Share had been issued for money.
3.2The Company will not issue Shares to bearer.
3.3Terms Applicable to Primary Subsidiary Units.
(a)The holder of each limited partnership unit of the Primary Subsidiary designated as a “Class B Unit” (a “Primary Sub Class B Unit”) will, pursuant to the terms of and subject to the conditions of the Limited Partnership Agreement of the Primary Subsidiary, as amended from time to time (the “Primary Sub LP Agreement”), and any Exchange Agreement between the Company, the Primary Subsidiary, the general partner of the Primary Subsidiary and each person who from time to time executes an Exchange Agreement or is deemed to be a party thereto (an “Exchange Agreement”), have the right to exchange such Primary Sub Class B Unit for one fully paid and nonassessable Share or, at the option of the Primary Subsidiary, an equivalent amount of cash, in each case, on and subject to the terms and conditions set forth hereunder, in the Primary Sub LP Agreement and in the Exchange Agreement.
(b)In connection with such exercise of the exchange privilege under the Primary Sub LP Agreement and the Exchange Agreement, the Company will (unless and to the extent that the Primary Subsidiary has elected in accordance with the terms and provisions of the Primary Sub LP Agreement and the Exchange Agreement to pay cash in lieu of Shares) issue to or as directed by the Primary Subsidiary a number of Shares, as requested by the Primary Subsidiary, in exchange for an equal number of limited partnership units of the Primary Subsidiary designated as “Class A Units,” which may be subdivided in accordance with the Primary Sub LP Agreement (the “Primary Sub Class A Units”) issued to the Primary Subsidiary, provided that the aggregate number of Shares issued will not exceed the number of Primary Sub Class B Units surrendered to the Primary Subsidiary by the exchanging partner of the Primary Subsidiary and the number of Primary Sub Class A Units delivered to the Company by the Primary Subsidiary.
(c)Such number of Shares as may from time to time be required for exchange pursuant to the terms of this Article 3.3 will be reserved for issuance upon exchange of outstanding Primary Sub Class B Units.
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3.4All initial subscribers of Shares or other securities of the Company that are U.S. Persons (“U.S. Subscribers”) must give the Company such notice and certifications as the Directors may require upon the sale or other transfer by the U.S. Subscriber of such Shares or other securities in order to give notice to the Company as to whether such Shares or other securities have been sold to or for the account of another U.S. Person (a “U.S. Transferee”). All U.S. Transferees, whether having purchased their Shares or other securities from the U.S. Subscriber or from another U.S. Transferee, must also give the Company such certifications as the Directors may require in order to assure the Company that such U.S. Transferee is an Accredited Investor and a Qualified Purchaser and is not otherwise a Disqualified Holder and must further give the Company such notice and certifications as the Directors may require upon the sale or other transfer by such U.S. Transferee of such Shares or other securities in order to give notice to the Company as to whether such Shares or other securities have been sold to another U.S. Transferee.
4Register of Members
4.1The Company will maintain or cause to be maintained the Register of Members in accordance with the Statute.
4.2The Directors may from time to time appoint a registrar to maintain the Register of Members and a Transfer Agent to maintain the register of transfers, which may be the same person. The Directors may determine that the Company will maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which Register of Members will constitute the principal register and which will constitute the branch register or registers, and to vary such determination from time to time.
5Closing Register of Members or Fixing Record Date
5.1For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution or right, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members will be closed for transfers for a stated period which will not in any case exceed 40 days.
5.2In lieu of, or apart from, closing the Register of Members, the Directors may:
(a)set a date as the record date for the purpose of determining Members entitled to notice of any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or, in the case of a general meeting requisitioned by Members, by more than four months. The record date must not precede the date on which the general meeting is held by fewer than 21 days. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting;
(b)set a date as the record date for the purpose of determining Members entitled to vote at any general meeting. The record date must not precede the date on which the general meeting is to be held by more than two months or fewer than 21 days or, in the case of a general meeting requisitioned by Members, by more than four months. If no record date is set, the record date is 5:00 p.m. Toronto time on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the general meeting. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination will apply to any adjournment thereof; and
(c)fix in advance or arrears a date, preceding by not more than 50 days the date for the payment of any Dividend or distribution or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as the record date for the determination of the Members entitled to receive payment for such Dividend or distribution or to exercise the right to subscribe for such
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securities, and notice of any such record date will be given not less than seven days before such record date in accordance with Article 40.1.
5.3If no record date is so fixed, the record date for the determination of the Members entitled to receive payment of any Dividend or distribution or to exercise the right to subscribe for securities of the Company will be 5:00 p.m. Toronto time on the day on which the resolution relating to such dividend or distribution or right to subscribe is passed by the Directors.
6Certificates for Shares
6.1Every holder of one or more Shares may request, but will not be entitled to and such request may be approved or denied in the Company’s sole discretion, a share certificate stating the number and class or series of Shares or other securities of the Company held by him or her as shown on the Register of Members. Share certificates will be in such form as the Directors will from time to time approve and will bear any legends as required by law or otherwise determined to be appropriate by the Directors. Any share certificate will be signed in accordance with Article 35.4; it need not be under the corporate seal. The signature of one or more of the signing officers may be printed or mechanically reproduced upon share certificates. Every printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Unless the Directors otherwise determine, certificates representing Shares in respect of which a Transfer Agent or registrar, as the case may be, has been appointed will not be valid unless countersigned by or on behalf of such Transfer Agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a Transfer Agent or registrar, the signature of any one or more signing officers may be printed or mechanically reproduced upon share certificates and every such printed or mechanically reproduced signature will for all purposes be deemed to be a signature binding upon the Company. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed will be valid and binding upon the Company.
6.2In the event that Shares or other securities of the Company are jointly held by more than one person, delivery of a certificate to one joint holder will be a sufficient delivery to all of them.
6.3If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
6.4Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person receiving the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
7Transfer of Shares
7.1Subject to Article 7.3, Shares are transferable subject to the approval by resolution of the Directors who may, in their absolute discretion, decline to register any transfer of Shares without giving any reason. If the Directors refuse to register a transfer, they will notify the transferee within two months of such refusal.
7.2The instrument of transfer of any Share must be in writing and must be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee). The transferor will be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
7.3For so long as the Company is a Public Company, the Shares (other than those held by U.S. Subscribers, U.S. Transferees or Disqualified Holders) will be freely transferable in any usual or common form approved by the Directors.
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7.4Without prejudice to Article 7.1 or Article 7.2, and notwithstanding Article 7.3 or anything in these Articles to the contrary:
(a)The Directors may in their sole discretion and without assigning any reason therefor decline to register any person as a holder of a Share or other securities of the Company unless there has been furnished to them a declaration (in such form as the Directors may from time to time prescribe), together with such evidence as the Directors may require of the authority under which any such declaration may have been signed, stating whether or not such person is a Disqualified Holder and whether or not, upon registration of such Share or other securities of the Company in the relevant name or names, any Disqualified Holder is or will be interested in such Share or other securities of the Company. The Directors may in any case where they may consider appropriate require such person to provide such evidence or give such information as to the matters referred to in the declaration as they think fit, and may decline to register any person as a holder of a Share or other security of the Company if such further evidence or information is not provided or given.
(b)The Directors may at any time give notice in writing to the holder (or to any or each one of joint holders) of a Share or other security of the Company requiring it within such reasonable period as may be specified in the notice to show to Directors’ satisfaction whether or not a Disqualified Holder is interested in such Share or other security of the Company. If within 14 days after the giving of such notice (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company) they are not so satisfied, the Directors may declare that a Disqualified Holder is interested in such Share or other security of the Company.
(c)If it comes to the attention of the Directors that any Shares or other securities of the Company are owned directly or beneficially by any Disqualified Holder (such Shares or other securities, “Disqualifiable Securities”), or the Directors have declared that a Disqualified Holder is interested in any Shares or other securities of the Company (such Shares or other securities also constituting Disqualifiable Securities), then the Directors will serve written notice (a “Transfer Notice”) on a registered holder of Disqualifiable Securities and on any other person who appears to them to be a Disqualified Holder (or any one of such persons where Disqualifiable Securities are registered in joint names) in relation to those Disqualifiable Securities calling for a Required Disposal to be made within 14 days of the service of the Transfer Notice on the registered holder (or such extended time as in all the circumstances the Directors consider reasonable or shorter period as may be required to comply with law or avoid a disadvantage to the Company). The registered holder of the Disqualifiable Securities and any other person on whom a Transfer Notice is served may make representations to the Directors in such manner and detail as the Directors deem appropriate to the effect that no Disqualified Holder is interested in relation to such Shares or other securities of the Company. The Directors may extend the period in which a Transfer Notice is required to be complied with and may withdraw any Transfer Notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Disqualified Holder in relation to the Shares or other securities of the Company concerned. Upon the giving of a Transfer Notice and save for the purpose of a Required Disposal, no transfer of any Disqualifiable Securities subject to a Transfer Notice (or any interest therein) may be made until either the Transfer Notice has been withdrawn or a Required Disposal has been made to the satisfaction of the Directors and registered.
(d)If a Transfer Notice served under Article 7.4(c) has not been complied with in all respects to the satisfaction of the Directors and has not been withdrawn, the Directors may in their sole discretion, so far as they are able, arrange for a Required Disposal to be made at the best price reasonably obtainable at the relevant time and will give written notice within such reasonable time as the Directors may determine of such disposal to the former registered holder. The manner, timing and terms under which any such Required Disposal is made or sought to be made by the Directors (including the price or prices at which the same is made and the extent to which assurance is obtained that no transferee is or would become a Disqualified Holder) will be such as the Directors determine, based upon advice from financial or legal counsel or other appropriate persons consulted by them for
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the purpose, to be reasonably practicable having regard to all the circumstances (including the number of Disqualifiable Securities to be disposed of and the requirement for the disposal be made without delay), and the Directors will not be liable for any of the consequences of reliance on such advice.
(e)For the purpose of a Required Disposal under Article 7.4(d), the Directors may appoint any person to execute as transferor an instrument of transfer in favour of the transferee and may enter the name of the transferee in respect of the transferred Disqualifiable Securities in the Register of Members notwithstanding the absence of any Share or other security certificate and such instrument of transfer will be as effective as if it had been executed by the registered holder and the title of the transferee will not be affected by any irregularity or invalidity in the proceedings relating thereto. The Company may instruct a broker to sell the relevant Disqualifiable Securities at the best price reasonably obtainable at the time of sale to any one or more Eligible Transferees. To give effect to a sale, the Directors may authorise in writing the Transfer Agent to transfer the relevant Disqualifiable Securities on behalf of the holder thereof (or any person who is automatically entitled to the Shares by transmission or by law) or to cause the transfer of the Disqualifiable Securities to the Eligible Transferee, and in relation to an uncertificated security, may require the Transfer Agent to convert the security into certificated form and an instrument of transfer executed by that person will be as effective as if it had been executed by the holder of, or the person entitled by transmission to, the relevant Disqualifiable Securities. An Eligible Transferee is not bound to see the application of the purchase money and the title of the Eligible Transferee is not affected by any irregularity in or invalidity of the proceedings connected to the sale. The net proceeds of a Required Disposal will be received by the Company (whose receipt will be a good discharge for the purchase money) and will be held on trust for and paid (together with interest at such rate as the Directors deem appropriate) to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the Register of Members), upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities sold and formerly held by him or her. When a Required Disposal is made as aforesaid the Directors will notify the former registered holder of the Shares or other securities of the Company disposed of and inform him or her that such net proceeds of the Required Disposal will be paid to him or her upon surrender by him or her or on his or her behalf of any certificate in respect of the Shares or other securities concerned. The Company may register or cause the registration of the Eligible Transferee as holder of the relevant Shares or other securities and thereupon the Eligible Transferee will become absolutely entitled thereto.
(f)On and after the date of a Transfer Notice, and until registration of the Required Disposal or withdrawal of the Transfer Notice, any rights and privileges attaching to the Disqualifiable Securities will be suspended and not capable of exercise other than as specifically set forth in this Article 7.4(f). A registered holder of a Disqualifiable Security on whom a Transfer Notice has been served under Article 7.4(c) will not in respect of that Share or other security of the Company be entitled, until such time as the Transfer Notice either has been complied with to the satisfaction of the Directors or withdrawn, to attend or vote in person or, except as follows, by proxy, at any meeting of Members, and any such registered holder will be deemed to have appointed the chairman of any such meeting as his or her proxy in respect of the rights to attend and to demand and vote on a poll attached to the Disqualifiable Security. The manner in which the chairman exercises or refrains from exercising any such right will be entirely at his or her discretion. The chairman of any such meeting as aforesaid will be informed by the Directors of any Share or other security becoming or being deemed to be a Disqualifiable Security.
(g)Subject to the provisions of this Article 7.4 and to the delivery of all required certifications the Directors will, unless any Director has any reason to believe otherwise, be entitled to assume without enquiry that no Shares or other securities are Disqualifiable Securities and that no person is a Disqualified Holder.
(h)The Directors will not be obliged to serve any notice required under this Article 7.4 upon any person if they know neither his or her identity nor his or her address. The absence of service in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon
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whom notice is required to be served under this Article 7.4 will not prevent the implementation of or invalidate any procedure under this Article 7.4. Subject as aforesaid, the provisions of Article 40 dealing with the service of notices will apply to this Article 7.4.
(i)In exercising their powers under this Article 7.4 in respect of Disqualifiable Securities, the Directors will, so far as practicable and determined by the Directors to be equitable, have regard to the order of the date (insofar as the Directors are able to determine) in which such Shares or other securities of the Company became Disqualifiable Securities and/or the relative number of Disqualifiable Securities held or owned beneficially by each Disqualified Holder.
(j)The Directors will, so long as they act reasonably and in good faith, be under no liability to the Company or to any other person for failing to treat any Share or other security of the Company as a Disqualifiable Security or any person as a Disqualified Holder in accordance with the provisions of this Article 7.4, and neither will the Directors be liable to the Company or any other person if, having acted reasonably and in good faith, they determine erroneously that any Share or other security of the Company is a Disqualifiable Security, or any person is a Disqualified Holder, or on the basis of such determination or any other determination or resolution of the Directors, they perform or exercise (or purport to perform or exercise) their duties, powers, rights or discretions under this Article 7.4 in relation to such Share or other security of the Company.
7.5Other than in the case of initial subscribers of Shares or other securities of the Company to be issued by the Company, a person may not acquire Shares, either as part of an initial distribution of Shares or subsequently, if such person is, or is acting on behalf of or with the assets of, a U.S. Benefit Plan Investor. Each purchaser and transferee of Shares will be deemed to represent, warrant and covenant, to and for the benefit of the Company and the Directors, it is not, and is not acting on behalf of or with the assets of, a U.S. Benefit Plan Investor.
7.6A person who becomes aware that his or her owning directly or beneficially of Shares or other securities of the Company will be or is likely to be a holding of Disqualifiable Securities will forthwith, unless he or she has already received a Transfer Notice, either transfer the Shares to one or more Eligible Transferees or give a request in writing to the Directors for the issue of a Transfer Notice. Every such request must, in the case of certificated securities, be accompanied by the certificate(s) for the securities to which it relates.
7.7The Directors will not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article 7. The exercise of the powers conferred by this Article may not be questioned or invalidated in any case on the ground that there was insufficient evidence of direct or beneficial ownership or holding of securities by any person or that the true direct or beneficial owner or holder of any securities was otherwise than as appeared to the Directors at the relevant date provided that the said powers have been exercised in good faith.
8Redemption, Repurchase and Surrender of Shares
8.1Subject to the provisions of the Statute the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares will be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of the Shares.
8.2Subject to the provisions of the Statute, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.
8.3The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
8.4The Directors may accept the surrender for no consideration of any fully paid Share.
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9Treasury Shares
9.1The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share will be held as a Treasury Share.
9.2The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
10Variation of Rights of Shares
10.1If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. To any such meeting all the provisions of the Articles relating to general meetings will apply mutatis mutandis.
10.2For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case will treat them as separate classes of Shares.
10.3The rights conferred upon the holders of the Shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
11Commission on Sale of Shares
The Company may, from time to time, in so far as the Statute permits, pay a reasonable commission to any person in consideration of his or her subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash or the issue of fully paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
12Non-Recognition of Trusts
The Company will not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
13Transmission of Shares
13.1If a Member dies, the survivor or survivors (where he or she was a joint holder) or his or her legal personal representatives (where he or she was a sole holder) will be the only persons recognised by the Company as having any title to his or her Shares.
13.2Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him or her to the Company, either to become the holder of such Share or to have some person nominated by him or her registered as the holder of such Share provided that such person is not a Disqualified Holder. If he or she elects to have another person registered as the holder of such Share he or she will sign an instrument of transfer of that Share to that person. The Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution, as the case may be.
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13.3A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) will, provided that he or she is not a Disqualified Holder, be entitled to the same Dividends, other distributions and other advantages to which he or she would be entitled if he or she were the holder of such Share. However, he or she will not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or herself or to have some person nominated by him or her be registered as the holder of the Share (but the Directors will, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his or her death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within 90 days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
14Amendments of Memorandum and Articles of Association and Alteration of Capital
14.1The following actions will only be taken by the Company if approved by Special Resolution:
(a)increase its share capital by such sum as the Special Resolution will prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value;
(d)cancel any Shares that at the date of the passing of the Special Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled;
(e)change its name;
(f)alter or add to the Articles;
(g)alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(h)reduce its share capital or any capital redemption reserve fund.
All new Shares created in accordance with the provisions of the preceding Article will be subject to the same provisions of the Articles with reference to the payment of liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
14.1The Company will not take any action to convert Shares into stock.
14.2For as long as the Company is a reporting issuer, as defined in applicable Canadian securities laws, or the equivalent in any jurisdiction in Canada and has any of its securities traded on or through the facilities of a Canadian securities exchange (each, an “Exchange”), the Company will seek prior written approval from the applicable Exchange prior to amending the Memorandum or Articles.
15Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
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16General Meetings
16.1All general meetings other than annual general meetings will be called extraordinary general meetings. The Directors may call general meetings.
16.2Unless an annual general meeting is deferred or waived in accordance with the Articles, the Company must hold a general meeting of Members as its annual general meeting at least once in each calendar year and, in any event, not more than 15 months after the last annual general meeting, and the Directors will specify the meeting as such in the notices calling it for the purpose of considering the financial statements and reports to be placed before the annual general meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the annual general meeting. Any annual general meeting will be held at such time and place as the Directors may determine. At these meetings the report of the Directors (if any) and the audited accounts of the Company for the prior financial year, as required under Article 38.3, will be presented.
16.3Members referred to in Article 16.4 may requisition an extraordinary general meeting for the purpose of transacting any business that may be transacted at a general meeting.
16.4A requisition by Members under this Article 16:
(a)may be made by at least two Members who, at the date on which the requisition is received by the Company, hold in the aggregate more than twenty percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company;
(b)must, in 1,000 words or less, state the business to be transacted at the extraordinary general meeting, including any special resolution to be submitted to the extraordinary general meeting;
(c)must be signed by, and include the names and mailing addresses of, all of the requisitioning Members;
(d)may be made in a single record or may consist of several records, in similar form and content, each of which is signed by one or more of the requisitioning Members; and
(e)must be delivered to the delivery address of, or mailed by registered mail to the mailing address of, the Registered Office.
16.5If a requisition under this Article 16 consists of more than one record, the requisition is received by the Company on the first date by which the Company has received requisition records that comply with Article 16.4 from Members who, in the aggregate, hold at least the number of Shares necessary to qualify under Article 16.4(a).
16.6On receiving a requisition that complies with Article 16.4, the Directors will call an extraordinary general meeting to be held not more than four months after the date on which the requisition is received by the Company to transact the business stated in the requisition and must, subject to Article 16.8:
(a)send notice of the date, time and location of that extraordinary general meeting at least the prescribed number of days, but not more than four months, before the extraordinary general meeting:
(i)to each Member entitled to attend the extraordinary general meeting; and
(ii)to each Director; and
(b)send, in accordance with Article 16.7, to the persons entitled to notice of the extraordinary general meeting, the text of the requisition referred to in Article 16.4(b).
16.7The text referred to in Article 16.4(b) must be sent:
(a)in, or within the time set for the sending of, the notice of the requisitioned meeting; or
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(b)in the Company’s information circular or equivalent, if any, sent in respect of the requisitioned meeting.
16.8The Directors need not comply with Article 16.6 if:
(a)the directors have called a general meeting to be held after the date on which the requisition is received by the Company and have sent notice of that meeting in accordance with these Articles;
(b)substantially the same business was submitted to Members to be transacted at a general meeting that was held not more than the prescribed period before the receipt of the requisition, and any resolution to transact that business at that earlier meeting did not receive the prescribed amount of support;
(c)it clearly appears that the business stated in the requisition does not relate in a significant way to the business or affairs of the Company;
(d)it clearly appears that the primary purpose for the requisition is:
(i)securing publicity; or
(ii)enforcing a personal claim or redressing a personal grievance against the Company or any of its Directors, officers or security holders;
(e)the business stated in the requisition has already been substantially implemented;
(f)the business stated in the requisition, if implemented, would cause the Company to commit an offence; or
(g)the requisition deals with matters beyond the Company’s power to implement.
16.9If the Directors do not, within 21 days after the date on which the requisition is received by the Company, send notice of an extraordinary general meeting, the requisitioning Members, or any one or more of them holding, in the aggregate, more than two and a half percent in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company, may send notice of an extraordinary general meeting to be held to transact the business stated in the requisition.
16.10An extraordinary general meeting called under Article 16.9 by the requisitioning Members must:
(a)be called in accordance with Article 16.4;
(b)be held within four months after the date on which the requisition is received by the Company; and
(c)as nearly as possible, be conducted in the same manner as an extraordinary general meeting called by the Directors.
16.11Unless the Members resolve otherwise by an Ordinary Resolution at the extraordinary general meeting called, under Article 16.9, by the requisitioning Members, the Company will not reimburse the requisitioning Members for the expenses actually and reasonably incurred by them in requisitioning, calling and holding that extraordinary general meeting.
17Notice of General Meetings
17.1At least 21 days’ notice will be given of any general meeting. Every notice will specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and will be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company.
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17.2The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice will not invalidate the proceedings of that general meeting.
17.3If the Members will consider any special business, as defined below in Article 17.4, at any general meeting, the notice of meeting must:
(a)state the general nature of the special business; and
(b)if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by Members:
(i)at the Company’s principal office, or at such other reasonably accessible location as is specified in the notice; and
(ii)during statutory business hours on any one or more specified days before the day set for the holding of the meeting.
17.4At any general meeting of Members, the following business is special business:
(a)at a meeting of Members that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting; and
(b)at an annual general meeting, all business is special business except for the following:
(i)business relating to the conduct of or voting at the meeting;
(ii)consideration of any financial statements of the Company presented to the meeting;
(iii)consideration of any reports of the Directors or auditor;
(iv)the setting or changing of the number of Directors;
(v)the election or appointment of Directors;
(vi)the appointment of an auditor;
(vii)the setting of the remuneration of an auditor; and
(viii)any other business which, under these Articles, may be transacted at a meeting of Members without prior notice of the business being given to the Members.
18Proceedings at General Meetings
18.1No business will be transacted at any general meeting unless a quorum is present. Two or more Members holding at least 25% in par value of the Shares entitled to vote at such general meeting being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy will be a quorum.
18.2A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.
18.3A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised
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representatives) will be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
18.4If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, will be dissolved and in any other case it will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present will be a quorum.
18.5The chairman of any meeting will be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, chief executive officer, president or a vice-president who is a Member. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote will choose one of their number to be chairman. If the Secretary of the Company is absent, the chairman will appoint some person, who need not be a Member, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Members, may be appointed by a resolution or by the chairman with the consent of the meeting.
18.6The chairman may, with the consent of a meeting at which a quorum is present (and must if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
18.7When a general meeting is adjourned for 30 days or more, notice of the adjourned meeting will be given as in the case of an original meeting. Otherwise it will not be necessary to give any such notice of an adjourned meeting.
18.8A resolution put to the vote of the meeting will be decided on a poll.
18.9Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll will be taken as the chairman directs, and the result of the poll will be deemed to be the resolution of the general meeting at which the poll was demanded.
18.10A poll demanded on the election of a chairman or on a question of adjournment will be taken forthwith. A poll demanded on any other question will be taken at such date and time being within seven days of such demand, and at such place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.
18.11In the case of an equality of votes, the chairman will not be entitled to a second or casting vote.
19Votes of Members
19.1Subject to Article 19.2 and to any rights or restrictions attached to any Shares, every Member present in any such manner will have one vote for every Share of which he or she is the holder.
19.2In respect of any Member Resolution, each Member holding Shares will be required to certify that, at the time of the general meeting (or any adjournment thereof) at which the relevant Member Resolution is proposed, or in the case of a Member Resolution that is proposed as a written resolution at the time of signifying its agreement to the proposed written resolution: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, provided that each Member will certify the extent to which Shares it owns beneficially are owned beneficially for U.S. residents and to which Shares it holds are owned beneficially for persons that are not U.S. residents.
(a)Each Member holding Shares that does not certify at the relevant time in a manner satisfactory to the Directors, in their absolute discretion, that: (i) it is not a U.S. resident; and (ii) to the extent that it holds Shares for the account or benefit of any other person, such person is not a U.S. resident, is
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referred to in this Article 19.2 as a “Non-Certifying Shareholder,” provided that to the extent that a certifying Member holds Shares for the benefit of one or more persons that are U.S. residents and one or more persons that are not U.S. residents, that Member will be a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the U.S. residents and not a Non-Certifying Shareholder with respect to the Shares that it owns beneficially for the persons that are not U.S. residents.
(b)For the purposes of calculating the number of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast on a Member Resolution, if and to the extent that, in the absence of this Article:
A > (49 ÷ 100) × C,
then “A” will be reduced to “D” such that “D” is the whole number nearest to but not exceeding:
B × (49 ÷ 51).
(c)Where the aggregate number of votes actually cast by Non-Certifying Shareholders (whether on a poll or on a written resolution) “for” and “against” the relevant Member Resolution, when added to the number of votes withheld by Non-Certifying Shareholders in respect of such Member Resolution, exceeds “D,” then the number of: (i) votes cast “for”; (ii) votes cast “against”; and (iii) votes withheld in respect of such Member Resolution by Non-Certifying Shareholders will each be reduced pro rata until the aggregate number of votes “for,” votes “against” and votes withheld in respect of such Member Resolution by Non-Certifying Shareholders is equal to “D”. Where the aggregate number of votes actually cast (whether on a poll or on a written resolution) and votes withheld, in each case by Non-Certifying Shareholders, is equal to or less than “D,” then each of such votes or votes withheld (as applicable) will be counted and no reduction will occur.
(d)For the purposes of the foregoing:
(i)“A” equals the aggregate total of votes that all Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution prior to the operation of this Article;
(ii)“B” equals the aggregate total of votes that all Members holding Shares who are not Non-Certifying Shareholders, whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution;
(iii)“C” equals “A” plus “B”; and
(iv)“D” equals the aggregate total of votes that Non-Certifying Shareholders whether or not actually voting, are entitled to cast, whether on a poll or on a written resolution, on the relevant Member Resolution, following the operation of this Article.
19.3The Directors may specify such other requirements or vary the requirements of Article 19.2 as they in their discretion consider necessary or appropriate to give effect to the restrictions set out in Article 19.2.
19.4In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), will be accepted to the exclusion of the votes of the other joint holders, and seniority will be determined by the order in which the names of the holders stand in the Register of Members.
19.5A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, by his or her committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.
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19.6No person will be entitled to vote at any general meeting unless he or she is registered as a Member on the record date for such.
19.7Without limitation on Article 19.2, no objection will be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting will be valid. Any objection made in due time in accordance with this Article will be referred to the chairman whose decision will be made in good faith and will be final and conclusive.
19.8Without limitation on Article 19.2, on a poll, votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy will specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.
19.9Without limitation on Article 19.2, on a poll, a Member holding more than one Share need not cast the votes in respect of his or her Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him or her, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he or she is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he or she is appointed.
20Proxies
20.1The instrument appointing a proxy must be in writing and must be executed under the hand of the appointor or of his or her attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, under the hand of its duly authorised representative. A proxy need not be a Member.
20.2The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy will be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy will be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy will be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.
20.3The chairman may in any event at his or her discretion declare that an instrument of proxy will be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, will be invalid.
20.4The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy will be deemed to include the power to demand or join or concur in demanding a poll.
20.5Votes given in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.
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21Corporate Members
Any corporation or other non-natural person that is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised will be entitled to exercise the same powers on behalf of the corporation which he or she represents as the corporation could exercise if it were an individual Member. The Directors may require such evidence as they consider necessary in order to confirm the due authorisation of any such representative.
22Shares That May Not Be Voted
Shares in the Company that are beneficially owned by the Company will not be voted, directly or indirectly, at any meeting and will not be counted in determining the total number of outstanding Shares at any given time.
23Directors
There will be a board of Directors consisting of not less than three persons; provided that, at all times, a majority of the Directors must be persons that are not U.S. citizens or residents. If not otherwise determined by the Members by Ordinary Resolution, the numbers of Directors will be set from time to time by resolution of the directors, subject to the foregoing minimum number of directors. There will be no maximum number of directors.
24Nomination of Directors
24.1For purposes of this Article 24:
(a)“Applicable Meeting of Members” means such annual or extraordinary general meeting of the Members at which one or more persons are nominated for election to the board by a Nominating Member;
(b)“owned beneficially” or “owns beneficially” means, in connection with the ownership of Shares by a person, any such Shares which such person owns legally or beneficially at the applicable time; and
(c)“public announcement” means disclosure in a press release or other public announcement disseminated in a manner that satisfies the requirements for dissemination of news releases or Company announcements pursuant to the rules of each securities exchange or quotation service on or through which the Company or its Shares is or are listed or quoted (other than a listing or quotation that has arisen without the consent of the Company), or in a document publicly filed by the Company or its agents as required under securities laws applicable to the Company.
24.2Subject only to the Statute, only persons who are nominated in accordance with the following procedures will be eligible for election as Directors of the Company. Nominations of persons for election as directors of the Company may be made at any annual general meeting of the Members or any extraordinary general meeting of the Members (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such extraordinary general meeting) either:
(a)by or at the direction of the board of Directors or the chairman of the board of Directors, including pursuant to a notice of meeting; or
(b)by or at the direction or request of one or more Members (a “Nominating Member”) pursuant to a requisition by Members of an extraordinary general meeting made in accordance with Article 16.
24.3To be eligible to be a candidate for election as a Director and to be duly nominated, a candidate must be nominated in the manner prescribed in this Article 24 and the candidate for nomination, whether nominated by the board of Directors, the chairman of the board of Directors or by any other manner, must have previously delivered to the Secretary of the Company at the Registered Office, not less than five days prior to the date of the Applicable Meeting of Members, a written consent to act as a Director.
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24.4No person will be eligible for election as a Director unless nominated in accordance with the provisions of this Article 24; provided, however, that nothing in this Article 24 will be deemed to preclude discussion by a Member (as distinct from nominating Directors) at a meeting of Members of any matter in respect of which it would have been entitled to submit a proposal pursuant to these Articles and applicable laws. The chair of a meeting of Members will have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination will be disregarded.
24.5For a nomination to be made by a Nominating Member, such person must have given proper notice of the nomination in written form to the Secretary of the Company at the Registered Office of the Company in accordance with this Article 24. To be in proper written form, a Nominating Member’s notice to the Secretary of the Company under this Article 24.5 must set forth as to each person whom the Nominating Member proposes to nominate for election as a Director at the extraordinary general meeting: (a) the name, age, business address, citizenship and residence address of the person; (b) the principal occupation or employment of the person; (c) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Applicable Meeting of Members (if such date will then have been made publicly available and will have occurred) and as of the date of such notice; (d) a statement as to whether and how such person would be “independent” of the Company, if elected as a Director, in accordance with any criteria applicable to the Directors, including any criteria applying to a determination of the independence of Directors that were described by the Company in its most recent circular or other communication to Members in connection with the most recent Applicable Meeting of Members, and the reasons and basis for such determination; (e) a questionnaire to be completed by the nominee in the form determined by the board of Directors; and (f) any other information relating to the person that may be required by the board of Directors or would be required to be disclosed in a circular or other communication to Members in connection with solicitations of proxies for election of Directors pursuant to the Statute, applicable securities laws and other applicable laws. For the avoidance of doubt and notwithstanding Section 16.7(b), the contents of this notice of nomination will not need to be included on the Company’s information circular or proxy card.
24.6Notwithstanding any other provision to this Article 24, notice or any delivery given to the Secretary of the Company pursuant to this Article 24 may only be given by personal delivery, facsimile transmission or by email (provided that the Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and will be deemed to have been given and made only at the time it is served by personal delivery, emailed (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Secretary at the address of the Registered Office; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication will be deemed to have been made on the subsequent day that is a business day.
24.7Notwithstanding the provisions of this Article 24:
(a)for the first annual general meeting of the Members following the registration of the Company in the Cayman Islands, the board shall nominate Mr. Michael Novogratz (the “Founder”) for election as a director; and
(b)for so long as the Founder owns, directly or indirectly, 25% of the total outstanding Shares (assuming for such purposes the conversion of all Class B Units to Shares), the board shall nominate the Founder for election as a director at each annual general meeting of the Members.
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25Powers of Directors
25.1Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company will be managed by the Directors who may exercise all the powers of the Company, provided that no transaction or series of transactions resulting in the sale, lease or other disposal of all or substantially all of the assets or undertaking of the Company may be completed without the approval of a Special Resolution. No alteration of the Memorandum or Articles and no such direction will invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
25.2All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company will be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors will determine by resolution.
25.3The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his or her widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
25.4The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
26Appointment and Removal of Directors
26.1Subject to Article 19.2, the Company may by Ordinary Resolution appoint any person to be a Director or may by Special Resolution remove any Director. If at any general meeting where the Members are asked to vote on the election of Directors the number of Director nominees exceeds the number of seats to be filled on the board of Directors, then the Director nominees to be elected will be those nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2), in declining order, until all available seats on the board of Directors have been filled; provided that no Director will be elected unless he or she has been sanctioned by an Ordinary Resolution of the Members in accordance with Article 19.2. For example, if at a general meeting there are five seats to be filled on the board of Directors and seven Director nominees are approved for election by Ordinary Resolution, the five Director nominees who receive the greatest number of votes of Members (as determined pursuant to Article 19.2) will be elected to the board of Directors, provided that the number of votes cast in favour of each Director nominee’s appointment exceeds the number of votes cast against each such Director nominee’s appointment (as determined pursuant to Article 19.2). For the avoidance of doubt, each nominee will be voted on separately and votes cast pursuant to this Article 26 will not be cumulative.
26.2The board of Directors may remove any Director before the expiration of his or her term of office if the Director is convicted of an indictable offence.
26.3The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director, provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.
27Vacation of Office of Director
27.1Every Director will retire from office at the annual general meeting of the Company in each year, but each retiring Director will be eligible for re-election.
27.2Subject to Article 27.1, the office of a Director will be vacated if:
(a)the Director gives notice in writing to the Company that he or she resigns the office of Director; or
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(b)the Director dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or
(c)the Director is found to be or becomes of unsound mind.
28Proceedings of Directors
28.1The quorum for the transaction of business at any meeting of the Directors will consist of fifty percent (50%) of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the Directors.
28.2Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting will be decided by a majority of votes. In the case of an equality of votes, the chairman will not have a second or casting vote. Directors and classes of Directors will have the same voting rights.
28.3A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting will be deemed to be held at the place where the chairman is located at the start of the meeting.
28.4A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors will be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors, as the case may be, duly convened and held.
28.5A the chair of the board of Directors, any “lead” Director of the board of Directors, two Directors, the chief executive officer or the president, if any, may call a meeting of the Directors by at least two days’ notice in writing to every Director, which notice will set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members will apply mutatis mutandis.
28.6The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body.
28.7The Directors may elect a chairman of their board and determine the period for which he or she is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within 15 minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.
28.8All acts done by any meeting of the Directors or of a committee of the Directors will, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
29Presumption of Assent
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken will be presumed to have assented to the action taken unless his or her dissent will be entered in the minutes of the meeting or unless he or she will file his or her written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or will forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent will not apply to a Director who voted in favour of such action.
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30Directors’ Interests
30.1A Director may hold any other office or place of profit under the Company or the Primary Subsidiary (other than the office of Auditor) in conjunction with his or her office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.
30.2A Director may act by himself or herself or by, through or on behalf of his or her firm in a professional capacity for the Company and he or she or his or her firm will be entitled to remuneration for professional services as if he or she were not a Director, provided that the Director has complied with Articles 30.5 and 30.6.
30.3A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director will be accountable to the Company for any remuneration or other benefits received by him or her as a director or officer of, or from his or her interest in, such other company, provided that the Director has complied with Articles 30.5 and 30.6.
30.4Provided that the applicable person has complied with Articles 30.5 and 30.6, no person will be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor will any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director will be in any way interested be or be liable to be voided, nor will any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established.
30.5In the circumstances described in Articles 30.2 through 30.4, a Director will: (a) disclose to the board of Directors the general nature and extent of his or her interest in the matter, relationship or transaction described in Articles 30.2, 30.3 or 30.4, as the case may be, in writing or orally at a meeting of the board of Directors or in writing; (b) provide the disclosure required under the preceding subparagraph prior to any consideration of the matter, relationship or transaction in question; and (c) abstain from any vote of the board of Directors or any committee thereof with respect to the matter, relationship or transaction in question.
30.6A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any matter, relationship or transaction with such firm or company will be sufficient disclosure for the purposes of subparagraph (a) of Article 30.5.
31Minutes
The Directors will cause minutes to be made in books kept for the purpose of recording all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.
32Delegation of Directors’ Powers
32.1The Directors may delegate any of their powers, authorities and discretions, including the power to subdelegate, to any committee consisting of one or more Directors, provided that in no circumstances will the Directors delegate (a) the power to fill vacancies in the board of Directors, (b) the power to remove a director, (c) the power to change the membership of, or fill vacancies in, any committee of the directors, or (d) such other powers, if any, as may be set out in any resolution of the directors. They may also delegate to any Director or officer or officers of the Company such of their powers, authorities and discretions as they consider desirable to be exercised by the recipient of such delegated powers, authorities and discretions. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying,
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as well as to any charter or similar instrument approved by the Directors, or absent such approval, by such committee, for the regulation of the affairs of such committee.
32.2The Directors may establish any committees, local boards or agencies or appoint any person (including a person who is not a Director or officer of the Company) to be an agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency will be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
32.3The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
32.4The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him or her.
32.5The Directors will annually or as often as may be required appoint a chief executive officer, president, chief financial officer and a Secretary, and, if deemed advisable, may annually or as often as may be required appoint one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer and such other officers as the Directors may determine, including one or more assistants to any one of the officers so appointed, as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal, as the Directors may think fit. Unless otherwise specified in the terms of his or her appointment, an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his or her office at any time if he or she gives notice in writing to the Company that he or she resigns his office.
32.6An officer who is a party to, or who is a director or officer (or acting in a similar capacity) of or has a material interest in a party to, any material contract or transaction, whether made or proposed, with the Company will disclose to the Directors the nature and extent of his or her interest at the time. Any such contract or transaction will be referred to the Directors or Members for approval even if such contract is one that in the ordinary course of the Company’s business would not require approval by the Directors or Members.
33No Minimum Shareholding for Directors
No director is required to hold Shares.
34Remuneration of Directors
34.1The remuneration to be paid to the Directors, if any, will be such remuneration as the Directors will determine. The Directors will also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or other securities of the Company, or otherwise in connection with the business of the Company or the discharge
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of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
34.2The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his or her ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity, will be in addition to his or her remuneration as a Director.
35Seal, Execution of Instruments and Banking Arrangements
35.1The Company may, if the Directors so determine, have a Seal. The Seal will only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed will be signed by at least one person who will be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.
35.2The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which will be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
35.3A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his or her signature alone to any document of the Company required to be authenticated by him or her under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.
35.4Subject to Article 35.5, contracts, documents or instruments in writing requiring the signature of the Company may be signed on behalf of the Company by any one (or more) officer or Director. The Directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Company either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any Director or officer who may execute contracts, documents or instruments in writing, on behalf of the Company, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or will be executed and delivered on behalf of the Company. The signature or signatures of any officer or Director of the Company and of any officer or officers, person or persons appointed as set out above by resolution of the Directors may, if specifically authorized by resolution of the Directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Company executed or issued by or on behalf of the Company, and all contracts, documents or instruments in writing or securities of the Company on which the signature or signatures of any of the foregoing officers, Directors or persons will be so reproduced, as authorized by resolution of the Directors, will be deemed to have been manually signed by such officers, Directors or persons whose signature or signatures is or are so reproduced, and will be as valid to all intents and purposes as if they had been signed manually.
The term “contracts, documents or instruments in writing” as used in this Article will include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.
35.5The banking business of the Company (but, for the avoidance of doubt, not the Primary Subsidiary) including, without limitation, the borrowing of money and the giving of security therefor, will be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Directors. Such banking business or any part thereof will be transacted under such agreements, instructions and delegations of powers as the Directors may from time to time by resolution prescribe or authorize.
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35.6All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Company and represented in physical form will be lodged in the name of the Company with a chartered bank or a trust company or in a safety deposit box or, if so authorised by resolution of the Directors, with such other depositaries or in such other manner as may be determined from time to time by the Directors. All securities (including Shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Company may be issued and held in the name of a nominee or nominees of the Company (and if issued or held in the names of more than one nominee will be held in the names of the nominees jointly with right of survivorship), and will be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.
36Dividends, Distributions and Reserve
36.1Subject to the Statute and this Article 36 and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution will be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.
36.2Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions will be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it will rank for Dividend as from a particular date, that Share will rank for Dividend accordingly.
36.3The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments will be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.
36.4Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.
36.5The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which will, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
36.6Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant will be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses or other monies payable in respect of the Share held by them as joint holders.
36.7No Dividend or other distribution will bear interest against the Company.
36.8Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the
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discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company will not be constituted as a trustee in respect of that account and the Dividend or other distribution will remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable will be forfeited and will revert to the Company.
37Capitalisation
The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors will do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority will be effective and binding on all such Members and the Company.
38Books of Account
38.1The Directors will cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books will not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
38.2The Directors will determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members not being Directors, and no Member (not being a Director) will have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in a general meeting, provided that a Member is entitled to inspect the Register of Members at the office of the Transfer Agent during its usual business hours if such Member has first provided the Company with a sworn statement and undertaking providing (a) such Member’s name, address and address for service (if different), and (b) such Member’s undertaking that the Register of Members and information therein will not be used by such Member except in connection with (i) an effort to influence the voting of Members, (ii) an offer to acquire securities of the Company or (iii) any other matter relating to the affairs of the Company.
38.3The Directors will prepare financial statements for the Company for each completed financial year of the Company which will be prepared in accordance with IFRS and will include:
(a)a balance sheet;
(b)a statement of retained earnings;
(c)an income statement; and
(d)a cash flow statement.
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The financial statements will be approved by the Directors prior to publication and will be signed by one or more Directors to confirm the approval of the Directors. The financial statements will be audited by the Auditor of the Company. The Directors will place before each annual general meeting the audited financial statements of the Company for the most recently completed financial year, together with the report of the Auditor of the Company on such financial statements.
39Audit
39.1The Company will, by Ordinary Resolution, appoint an Auditor of the Company who will hold office on such terms as the Directors determine, provided that if an incumbent Auditor of the Company vacates such office, the Directors may appoint a successor Auditor to fill the vacancy. The Company may, by Ordinary Resolution, remove any Auditor previously appointed.
39.2Every Auditor of the Company will have a right of access at all times to the books and accounts and vouchers of the Company and will be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
39.3Auditors will, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next extraordinary general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
40Notices
40.1Notices will be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or her or to his or her address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail.
40.2Where a notice is sent by courier, service of the notice will be deemed to be effected by delivery of the notice to a courier company, and will be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice will be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and will be deemed to have been received on the day following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice will be deemed to be effected by properly addressing and sending such notice and will be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail, service will be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and will be deemed to have been received on the same day that it was sent, and it will not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
40.3A notice may be given by the Company to the person or persons who the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices that are required to be given under the Articles and will be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
40.4Notice of every general meeting will be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice will be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his or her being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his or her death or bankruptcy would be entitled to receive notice of the meeting, and no other person will be entitled to receive notices of general meetings.
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41Winding-Up
41.1If the Company will be wound up the liquidator will apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding-up:
(a)if the assets available for distribution amongst the Members will be insufficient to repay the whole of the Company’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses will be borne by the Members in proportion to the par value of the Shares held by them; or
(b)if the assets available for distribution amongst the Members will be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding-up, the surplus will be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding-up subject to a deduction, from those Shares in respect of which there are monies due, of all monies payable to the Company.
41.2If the Company will be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets will consist of property of the same kind or not) and may for that purpose value any assets and determine how the division will be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, will think fit, but so that no Member will be compelled to accept any asset upon which there is a liability.
42Indemnity and Advancement of Expenses
42.1Each Director and officer of the Company and such Director or officer’s heirs and legal personal representatives is an “Indemnified Person” for purposes of this Article. The Company agrees to hold harmless and indemnify Indemnified Persons to the fullest extent permitted by law, as such may be amended from time to time.
42.2Without limiting the generality of Section 42.1, the Company agrees, subject to Article 42.3, to indemnify an Indemnified Person and save the Indemnified Person harmless against any and all losses, liabilities, claims, damages, costs, charges and expenses which are reasonably incurred by an Indemnified Person in connection with any Proceeding (as defined below) or any claim, issue or matter therein, whether incurred by him or her, alone or jointly with others, on his or her own behalf, including any interest thereon and any federal, provincial, state, local or foreign taxes (“Liabilities”), including, without limitation: (a) an amount paid to settle an action or satisfy a judgment in respect of any threatened, pending or completed demand, action, application, suit, proceeding, litigation, claim, charge, complaint, prosecution, assessment, reassessment, arbitration or alternative dispute resolution mechanism, hearing, inquiry, inspecting audit or investigation of any nature or kind whatever, whether civil, criminal, administrative, investigative, arbitral or otherwise and whether brought by or on behalf of the Company or any other party, which an Indemnified Person is, or is threatened to be, involved in (including, without limitation, serving as a witness) or a party to by reason of his or her status as a Director or officer, or a former Director or officer, of the Company or of any other company or other enterprise that such person is or was serving as a director at the express written request of the Company (the “Enterprise”) (a “Proceeding”); (b) all legal and other professional retainers and fees (including, without limitation, fees of experts and witness fees) and disbursements incurred in connection with any Proceeding; (c) all reasonable out of pocket expenses and disbursements incurred in connection with any Proceeding, including, without limitation, court costs, transcript costs, travel expenses, duplicating costs, printing and binding costs, telephone charges, delivery service fees, postage and all other disbursements or expenses of the types customarily incurred for attending discoveries, trials, hearings and meetings and otherwise in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, or responding to, or objecting to, a request to provide discovery
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in any Proceeding, including such fees, disbursements and expenses incurred in connection with any appeal resulting from any Proceeding; (d) any fines or financial penalties imposed against an Indemnified Person in connection with any Proceeding as a result of a conviction or reprimand under the law because of the position of an Indemnified Person as Director or officer of the Company, or any award, court order, settlement, or other resolution of a Proceeding; (e) the full amount of any income taxes that an Indemnified Person is required to pay as a consequence of receiving any payment made by the Company under this Article 42, including additional income taxes on the amount of such income taxes, except to the extent that, in computing income for income tax purposes the Indemnified Person is entitled to deduct the amounts paid by the Indemnified Person on account of Liabilities for which the Indemnified Person has been indemnified by the Company under this Article 42.2; and (f) the full amount of all court costs and expenses, including the reasonable fees of counsel on a full indemnity basis, incurred by an Indemnified Person with respect to a successful action instituted by the Indemnified Person under the Articles to enforce or interpret any of the terms of the Articles or in establishing or enforcing a right to indemnification under applicable provision of the Statute, unless as part of any such action, the court of competent jurisdiction determines that any of the material assertions made by the Indemnified Person as a basis for the action arises through the actual fraud or wilful default of such Indemnified Person.
42.3The Company will have no obligation or liability to indemnify an Indemnified Person under the Articles, unless: (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative Proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his, her or its conduct was lawful.
42.4Unless a court of competent jurisdiction otherwise has finally held or decided that the Indemnified Person is not entitled to be fully or partially indemnified under the Articles, the determination of any Proceeding by judgment, order, settlement, conviction or reprimand, whether with or without court approval, or upon a plea of nolo contendere or its equivalent, will not, in and of itself, create any presumption that the Indemnified Person is not entitled to indemnification under the Articles. The termination of any civil, criminal or administrative action or other Proceeding by judgment, order, settlement, conviction or similar or other result will not, in and of itself, create a presumption either that the Indemnified Person did not act honestly and in good faith with a view to the best interests of the Company or that, in the case of a criminal or administrative action or other Proceeding that is enforced by a monetary penalty, the Indemnified Person did not have reasonable grounds for believing that his, her or its individual conduct was lawful. In addition, where the Company wishes to assert that it has no obligation or liability to indemnify an Indemnified Person under the Articles because of Article 42.3, the onus will be on the Company to demonstrate that clause (a) or (b) of Article 42.3 is applicable.
42.5The following procedures and presumptions will apply in the event of any question as to whether an Indemnified Person is entitled to indemnification under the Articles:
(a)Upon written request by an Indemnified Person for indemnification pursuant to Article 42.2, a determination with respect to the Indemnified Person’s entitlement thereto will be made in the specific case by one of the following four methods, which will be at the election of the board of Directors: (i) by a majority vote of the disinterested Directors, even though less than a quorum, (ii) by a committee of disinterested Directors designated by a majority vote of the disinterested Directors, even though less than a quorum, (iii) if there are no disinterested Directors or if the disinterested Directors so direct, by Independent Counsel (as defined below) in a written opinion to the board of Directors, a copy of which will be delivered to the Indemnified Person or (iv) if so directed by the board of Directors, by the Members of the Company. For purposes hereof, disinterested Directors are those members of the board of Directors who are not parties to the Proceeding in respect of which indemnification is sought by the Indemnified Person.
(b)If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Article 42.5(a) hereof, the Independent Counsel will be selected by the board of Directors and notified in writing to the Indemnified Person. The Indemnified Person may, within ten days after such
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written notice of selection will have been given, deliver to the Company a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in this Article 42.5, and the objection will set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected will act as Independent Counsel. If a written objection is made, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. The Company will pay any and all reasonable fees and expenses of Independent Counsel in connection with acting pursuant to the Articles, and the Companies will pay all reasonable fees and expenses incident to the procedures of this Article 42.5.
(c)The Indemnified Person will be deemed to have acted in good faith if the Indemnified Person’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to the Indemnified Person by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Enterprise. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. If such books, records, information, advice, or reports are not applicable, it will in any event be presumed that the Indemnified Person has at all times acted honestly and in good faith with a view to the best interests of the Company. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise will not be imputed to the Indemnified Person for purposes of determining the right to indemnification under the Articles.
(d)If the person, persons or entity empowered or selected under this Article 42.5 to determine whether the Indemnified Person is entitled to indemnification will not have made a determination within 60 days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification will be deemed to have been made and the Indemnified Person will be entitled to such indemnification absent (i) a misstatement by the Indemnified Person of a material fact, or an omission of a material fact necessary to make the Indemnified Person’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60 day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto; and provided further, that the foregoing provisions of this Article 42.5(d) will not apply if the determination of entitlement to indemnification is to be made by the Members pursuant to Article 42.5(a), in which case the board of Directors of the Company will procure that such general meeting will take place no later than 75 days after the Company’s receipt of the indemnification request.
(e)The Indemnified Person will cooperate with the person, persons or entity making such determination with respect to the Indemnified Person’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnified Person and reasonably necessary to such determination. Any Independent Counsel, member of the board of Directors or Member of the Company will act reasonably and in good faith in making a determination regarding the Indemnified Person’s entitlement to indemnification under the Articles. Any costs or expenses (including attorneys’ fees and disbursements) incurred by the Indemnified Person in so cooperating with the person, persons or entity making such determination will be borne by the Company unless the final determination is that the Indemnified Person is not entitled to indemnification, in which case the Indemnified Person will pay its own costs and reimburse the Company for any advances made to the Indemnified Person under the Articles.
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(f)The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which the Indemnified Person is a party is resolved in any manner other than by adverse judgment against the Indemnified Person (including, without limitation, settlement of such action, claim or proceeding with or without payment of money or other consideration) it will be presumed that the Indemnified Person has been Successful, on the merits or otherwise, in such action, suit or proceeding. Anyone seeking to overcome this presumption will have the burden of proof and the burden of persuasion by clear and convincing evidence.
(g)“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent (i) the Company or the Indemnified Person in any matter material to either such party (other than with respect to matters concerning the Indemnified Person under this Article 42.5, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” will not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or the Indemnified Person in an action to determine the Indemnified Person’s rights under this Article 42.5. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above and to fully indemnify such counsel against any and all expenses, claims, liabilities and damages arising out of or relating to this Article 42.5 or its engagement pursuant hereto.
42.6Subject to applicable law, the Company will, within five business days of receipt of a written request, advance monies to an Indemnified Person for all reasonable costs, charges and expenses which have been incurred by the Indemnified Person in connection with any Proceeding, provided that the Indemnified Person will repay any monies that have been so advanced if a court will have made a final determination, as to which all rights of appeal will have been exhausted or lapsed, that the Indemnified Person was not entitled to indemnification. Any advances under this Article 42.6 will be unsecured and interest-free.
42.7The indemnity granted in this Article has effect as and from the first date on which the Director or officer became an Indemnified Person and will continue in full force and effect after the date on which the Director or officer ceases to be an Indemnified Person.
42.8Promptly after receipt by the Indemnified Person of notice of the commencement, or the threat of commencement, of any Proceeding, the Indemnified Person will, if the Indemnified Person believes that indemnification may be sought from the Company under the Articles, notify the Company. Any failure of the Indemnified Person to provide such a notice to the Company will not, however, relieve the Company of any liability it may have to the Indemnified Person under the Articles unless and to the extent that the failure causes a material adverse effect upon the interests of the Company.
42.9Notwithstanding any other provision of this Article 42, to the extent that the Indemnified Person is not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and fulfills the conditions set out in Article 42.3 (“Successful”), in any Proceeding, he or she will be indemnified to the maximum extent permitted by law, as such may be amended from time to time, against all expenses, as set forth above, actually and reasonably incurred by him or her or on his or her behalf in connection therewith. If the Indemnified Person is not wholly successful in such Proceeding but is Successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company will indemnify the Indemnified Person against such expenses actually and reasonably incurred by him or her or on his or her behalf in connection with each Successfully resolved claim, issue or matter. For purposes of this Article 42.9 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, will be deemed to be a Successful result as to such claim, issue or matter.
42.10If the Company may be obligated to pay the Liabilities of any Proceeding, the Company is entitled to assume the defense of the Proceeding with counsel reasonably satisfactory to the Indemnified Person, and
Annex A-33

will so notify the Indemnified Person. After the Company provides such a notification, satisfaction with counsel by the Indemnified Person and the retention of such counsel by the Company, the Company will not be liable to the Indemnified Person under the Articles for any fees of counsel or related expenses subsequently incurred by the Indemnified Person with respect to the same Proceeding, provided always that the Indemnified Person will have the right to employ his, her or their own counsel in any such Proceeding at the expense of the Indemnified Person. Notwithstanding the foregoing, if: (a) the employment of counsel by the Indemnified Person has been previously authorized by the Company; (b) the Indemnified Person will have been advised in writing by counsel that there may be a conflict of interest between the Company and the Indemnified Person in the conduct of any such defense; or the Company will not, in fact, have employed, or continue to employ, counsel or diligently instructed counsel in the defense of the Proceeding in question, then the fees and the expenses of the counsel of the Indemnified Person will be borne and paid by the Company.
42.11The Company will not settle any Proceeding in any manner that would impose any penalty, limitation or un-indemnified Liabilities on the Indemnified Person, or which would reasonably be expected to result in a material loss or diminishment of the Indemnified Person’s reputation, without the Indemnified Person’s written consent, which will not be unreasonably withheld.
42.12The Company and the Indemnified Person will, from time to time, provide such information and cooperate with the other, as the other may reasonably request, in respect of all matters under this Article. Without limiting the foregoing, the Indemnified Person and his, her or its advisors will at all times be entitled to review during regular business hours all documents, records and other information with respect to the Company which are under the Company’s control and which may be reasonably necessary for the Indemnified Person to defend against any Proceeding, provided that the Indemnified Person will maintain all such information in the strictest confidence except to the extent necessary for the Indemnified Person’s defence.
42.13In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour to which the Indemnified Person is made a party by reason of being or having been a Director or officer of the Company, the Company will immediately make application for approval of the Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person against all Liabilities reasonably incurred by him or her in connection with such action or Proceeding if (a) the Indemnified Person acted honestly and in good faith with a view to the best interests of the Company; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Indemnified Person had reasonable grounds for believing that his or her individual conduct was lawful. In respect of an action or other Proceeding by or on behalf of the Company to procure judgment in its favour in respect of which the Company is obligated by this Article 42.13 to make application for approval of the Ontario Superior Court of Justice or any other applicable court of competent jurisdiction to indemnify the Indemnified Person, the Company will in the first instance pay all such expenses in respect the final disposition of the action or Proceeding in question as such expenses are incurred; provided that the Indemnified Person hereby undertakes to repay such amount if a court in a final judgment determines that the Indemnified Person is not entitled to be indemnified.
43Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company will end on 31st December in each year and, following the year of incorporation, will begin on 1st January in each year.
44Transfer by Way of Continuation
The Company will, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
Annex A-34

45Mergers and Consolidations
The Company will, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.
Annex A-35

Annex B
CERTIFICATE OF INCORPORATION
of
GALAXY DIGITAL HOLDINGS INC.
(Pursuant to Section 388 of
the General Corporation Law of the State of Delaware)
Galaxy Digital Holdings Inc., for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, does execute this certificate of incorporation and does hereby certify as follows:
FIRST:     The name of the Corporation is Galaxy Digital Holdings Inc. (the “Corporation”). The Corporation was domesticated pursuant to the General Corporation Law of the State of Delaware (the “General Corporation Law”) by the filing of a Certificate of Domestication with the Secretary of State of the State of Delaware on [●].
SECOND:     This Certificate of Incorporation (this “Certificate of Incorporation”) shall be the Corporation’s certificate of incorporation in accordance with the provisions of Section 388 of the General Corporation Law. The effective date of this Certificate of Incorporation shall be the date it is filed with the Secretary of State of the State of Delaware.
THIRD:     This Certificate of Incorporation shall read in its entirety as follows:
1.    Name.     The name of the Corporation is Galaxy Digital Holdings Inc.
2.    Address; Registered Office and Agent.     The address of the Corporation’s registered office in the State of Delaware is c/o The Corporation Trust Center, 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.
3.    Purposes.     The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.
4.    Number of Shares.
4.1    The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,500,000,000 shares, consisting of: (i) 2,000,000,000 shares of Class A common stock, with the par value of $0.001 per share (the “Class A Common Stock”) and (ii) 500,000,000 shares of Class B common stock, with the par value of $0.001 per share (the “Class B Common Stock” and, together with Class A Common Stock, the “Common Stock”).
4.2    The number of authorized shares of any class of the Common Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law, and no vote of the holders of any class of the Common Stock voting separately as a class will be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus, in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (x) the exchange or redemption of all outstanding LP Units of GDH LP pursuant to Article 10 of the GDH LPA (assuming for this purpose that such exchange or redemption is settled in shares of Class A Common Stock) and (y) the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.
Annex B-1

5.    Classes of Shares.     The designation, relative rights, preferences and limitations of the shares of each class of stock are as follows, subject to Section 5.3:
5.1    Common Stock.
(i)    Voting Rights.
(1)    Subject to Section 5.2, each holder of Class A Common Stock will be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and, subject to Section 5.2, each holder of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.
(2)    (a) The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately as a class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or otherwise) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class B Common Stock and (b) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately as a class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or otherwise) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is disproportionately adverse as compared to the Class A Common Stock, it being understood that any merger, consolidation or other business combination shall not be deemed an amendment hereof that would give rise to any separate class vote provided by this Section 5.1(i)(2) if such merger, consolidation or other business combination (x) constitutes a Disposition Event in which holders of LP Units are required to exchange such LP Units pursuant to Section 10.04(b) of the GDH LPA in such Disposition Event and receive consideration in such Disposition Event in accordance with the terms of the GDH LPA as in effect prior to such Disposition Event and (y) provides for payments under or in respect of the tax receivable or similar agreement entered into by the Corporation from time to time with any holders of Common Stock and/or securities of GDH LP to be made in connection with any such merger, consolidation or other business combination in accordance with the terms of such tax receivable or similar agreement as in effect prior to such merger, consolidation or other business combination.
(3)    Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters.
(ii)    Dividends; Stock Splits or Combinations.
(1)    Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of stock ranking senior to or on parity with the Class A Common Stock with respect to the payment of dividends, dividends of cash or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.
(2)    Except as provided in Section 5.1(ii)(4) with respect to stock dividends, dividends of cash or property shall not be declared or paid on shares of Class B Common Stock.
(3)    Stock dividends paid on each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.
Annex B-2

(4)    In no event may any stock dividend, stock split, reverse stock split or other subdivision of stock, combination of stock, reclassification or recapitalization be declared or made on any shares of Class A Common Stock or Class B Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for the other class of Common Stock at the time outstanding is concurrently made in a manner that maintains the same proportionate economic, voting and other rights of the then outstanding shares of Class A Common Stock and Class B Common Stock and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all LP Units.
(iii)    Liquidation.     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon a liquidation, dissolution or winding up of the Corporation, the holders of all outstanding shares of Class A Common Stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class B Common Stock to have their LP Units redeemed or exchanged for shares of Class A Common Stock in accordance with Section 10.01 of the GDH LPA (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, will not be entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
5.2    Regulatory Restrictions on Transfer; Redemption in Certain Circumstances.
(i)    Definitions.     For purposes of this Section 5.2, the following terms shall have the respective meanings specified herein:
(1)    “Code” shall mean the Internal Revenue Code of 1986, as amended, or any successor statute.
(2)    “Contract” shall mean any note, bond, mortgage, indenture, lease, order, contract, commitment, agreement, arrangement or instrument, written or otherwise.
(3)    “Disqualified Person” shall mean any stockholder, other Owner or Proposed Transferee as to which clause (1) or (2) of Section 5.2(iii) is applicable.
(4)    “Encumbrance” shall mean any security interest, pledge, mortgage, lien, charge, option, warrant, right of first refusal, license, easement, adverse claim of Ownership or use, or other encumbrance of any kind.
(5)    “Excepted Holder” shall mean any Person for whom an Excepted Holder Limit is created by the Board pursuant to Section 5.2(v). The term “Excepted Holder Limit” shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by this Certificate of Incorporation or by the Board pursuant to Section 5.2(v), the percentage limit established for an Excepted Holder by this Certificate of Incorporation or by the Board pursuant to Section 5.2(v).
(6)    “Governmental Body” shall mean any government or governmental, judicial, legislative, executive, administrative or regulatory authority of the United States, or of any State, local or foreign government or any political subdivision, agency, commission, office,
Annex B-3

authority, or bureaucracy of any of the foregoing, including any court or arbitrator (public or private), whether now or hereinafter in existence.
(7)    “Legal Requirement” shall mean any (a) judgment, ruling, order, writ, injunction, decree, decision, determination or award of any Governmental Body, (b) law (including common law), statute, code, ordinance, rule, regulation, standard, requirement, guideline, policy or criterion, including any interpretation thereof, of or applicable to any Governmental Body, whether now or hereinafter in existence, (c) permit, authorization, consent, approval, registration, franchise, waiver, variance or license issued or granted by any Governmental Body or (d) binding Contract with any Governmental Body.
(8)    “Proceeding” shall mean any judgment, ruling, order, writ, injunction, decree, decision, determination, award, action, claim, citation, complaint, inspection, litigation, notice, arbitration or other proceeding of or before any Governmental Body.
(9)    “Proposed Transferee” shall mean any person presenting any shares of Common Stock for Transfer into such Person’s name or that otherwise is or purports to be a Transferee with respect to any shares of Common Stock.
(10)    “Redemption Date” shall mean the date fixed by the Board for the redemption of any shares of Common Stock pursuant to this Section 5.2.
(11)    “Subsidiary” shall mean any corporation, limited liability company, partnership or other entity in which a majority in voting power of the shares or equity interests entitled to vote generally in the election of directors (or equivalent management board) is Owned, directly or indirectly, by the Corporation.
(12)    “Transfer” shall mean, with respect to any shares of Common Stock, any direct or indirect issuance, sale, gift, assignment, devise or other transfer or disposition of Ownership of such shares, whether voluntary or involuntary, and whether by merger or other operation of law, as well as any other event or transaction (including the making of, or entering into, any Contract including, any proxy or nominee agreement) that results or would result in the Ownership of such shares by a Person that did not possess such rights prior to such event or transaction. Without limitation as to the foregoing, the term “Transfer” shall include any of the following that results or would result in a change in Ownership: (a) a change in the capital structure of the Corporation, (b) a change in the relationship between two or more Persons, (c) the making of, or entering into, any Contract, including, without limitation, any proxy or nominee agreement, (d) any exercise or disposition of any option or warrant, or any event that causes any option or warrant not theretofore exercisable to become exercisable, (e) any disposition of any securities or rights convertible into or exercisable or exchangeable for such shares or any exercise of any such conversion, exercise or exchange right, and (f) Transfers of interests in other entities. Notwithstanding the foregoing, the granting of a revocable proxy to an officer or director of the Corporation at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders or any other action of the stockholders permitted by this Certificate of Incorporation shall not be considered a Transfer. The term “Transferee” shall mean any Person that becomes an Owner of any shares of Common Stock as a result of a Transfer.
(13)    “Violation” shall mean (a) any Person Beneficially Owning more than 9.9% (or, in the case of an Excepted Holder, Beneficially Owning more than such Excepted Holder’s Excepted Holder Limit) of the aggregate outstanding shares of Common Stock on a fully diluted basis (including, for the avoidance of doubt, any LP Units Beneficially Owned by such Person for which there is not a corresponding issued and outstanding share of Class B Common Stock) (with the threshold percentage applicable to any Person being referred to herein as such Person’s “Violation Limit”), (b) any Person (or group of associated Persons)
Annex B-4

acquiring or having the power, directly or indirectly, to vote outstanding shares of Common Stock if that would require or result in the Person (or group of associated Persons) to file a change in control notice or similar filing with a Governmental Body respect to any Subsidiary, (c) any violation of, or any inconsistency with, any Legal Requirement applicable to the Corporation or any Subsidiary, (d) the loss of, or failure to secure or secure the reinstatement of, any permit, authorization, consent, approval, registration, franchise, waiver, variance or license issued or granted by any Governmental Body held or required by the Corporation or any Subsidiary, (e) the creation, attachment or perfection of any Encumbrance with respect to any property or assets of the Corporation or any Subsidiary, (f) the initiation of a Proceeding against the Corporation or any Subsidiary by any Governmental Body, (g) the effectiveness of any Legal Requirement that, in the judgment of the Board, is adverse to the Corporation or any Subsidiary or any portion of the business of the Corporation or any Subsidiary, or (h) any circumstance or event giving rise to the right of any Governmental Body to require the sale, transfer, assignment or other disposition of any property, assets or rights Owned or held directly or indirectly by the Corporation or any Subsidiary.
(ii)    Requests for Information.     If the Corporation has reason to believe that the Ownership, or proposed Ownership, of shares of Common Stock by any stockholder, other Owner or Proposed Transferee could, either by itself or when taken together with the Ownership of any shares of Common Stock (including any securities which are convertible or exchangeable for shares of Common Stock) by any other Person, result in any Violation, such stockholder, other Owner or Proposed Transferee, upon request of the Corporation, shall promptly furnish to the Corporation such information (including information with respect to citizenship, other Ownership interests and affiliations) as the Corporation may reasonably request to determine whether the Ownership of, or the exercise of any rights with respect to, shares of Common Stock by such stockholder, other Owner or Proposed Transferee could result in any Violation.
(iii)    Rights of the Corporation.     If (1) any stockholder, other Owner or Proposed Transferee from whom information is requested should fail to respond to such request pursuant to Section 5.2(ii) within the period of time (including any applicable extension thereof) determined by the Board, or (2) whether or not any stockholder, other Owner or Proposed Transferee timely responds to any request for information pursuant to Section 5.2(ii), the Board concludes that effecting, permitting or honoring any Transfer or the Ownership of any shares of Common Stock, by any such stockholder, other Owner or Proposed Transferee, could result in any Violation, or that it is in the interest of the Corporation to prevent or cure any such Violation or any situation which could result in any such Violation, or mitigate the effects of any such Violation or any situation that could result in any such Violation, then the Corporation may (a) refuse to permit any Transfer of shares of Common Stock that involves a Transfer of such shares to, or Ownership of such shares by, any Disqualified Person, (b) refuse to recognize any such Transfer effected or purported to have been effected, and in such case any such Transfer shall be deemed to have been void ab initio, (c) suspend those rights of stock Ownership the exercise of which could result in any Violation, (d) redeem any such shares in accordance with Section 5.2(iv), and/or (e) take all such other action as the Corporation may deem necessary or advisable in furtherance of the provisions of this Section 5.2(iii), including exercising any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any Disqualified Person.
(iv)    Redemption by the Corporation.     Notwithstanding any other provision of this Certificate of Incorporation to the contrary, but subject to any limitations imposed by law, Common Stock held by a Disqualified Person shall be redeemable at the option of the Corporation, by action of the Board, at any time if in the judgment of the Board it is required or advisable to take such action with respect to any shares of Common Stock of which any Disqualified Person is the stockholder, other Owner or Proposed Transferee in order to prevent or cure a Violation (it being understood that when curing or preventing a Violation under Section 5.2(i)(13)(a), the Board shall only redeem or take such action with respect to the number
Annex B-5

of shares of Common Stock held (or proposed to be held) by a Person in excess of such Person’s Violation Limit); provided, however, that no such redemption may be effected that would result in there being no shares of Common Stock outstanding entitled to full voting powers. The terms and conditions of such redemption shall be as follows:
(1)    the redemption price of the shares to be redeemed pursuant to this Section 5.2(iv) shall be equal to $0.001 per share, which may be in the form of cash, or any debt or equity securities of the Corporation or any Subsidiary of the Corporation or any other entity, or any combination thereof, having such terms and conditions as shall be approved by the Board in its sole discretion;
(2)    if less than all such shares are to be redeemed from a Disqualified Person, the shares to be redeemed shall be selected in such manner as shall be determined by the Board, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board in its sole discretion;
(3)    from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and the record holders of such shares shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption of such shares; and
(4)    such other terms and conditions as the Board shall determine in its sole discretion.
(v)    Excepted Holders.     The Board may exempt (proactively or retroactively) a Person from the restrictions contained in this Section 5.2, as the case may be, if it determines in good faith that such an exemption would not result in a Violation (after giving effect to such Excepted Holder’s Excepted Holder Limit, as applicable). The Board may establish or increase an Excepted Holder Limit for such Person as the Board determines to be appropriate, taking into account (1) any representations, covenants and undertakings as such Person may provide to the Corporation and (2) any facts or circumstances which may exist at such time such that effecting, permitting or honoring the Ownership of shares of Common Stock by such Person in an amount that is less than such Excepted Holder’s Excepted Holder Limit would not result in a Violation (after giving effect to such establishment or increase, as applicable, of such Excepted Holder’s Excepted Holder Limit).
(vi)    Specific Enforcement.     The Corporation is authorized specifically to seek equitable relief, including injunctive and necessary relief, to enforce the provisions of this Section 5.2. No delay or failure on the part of the Corporation or the Board in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board, as the case may be, except to the extent specifically waived in writing as authorized by the Board. In the case of an ambiguity in the application of any of the provisions of this Section 5.2, the Board shall have the power to determine the application of the provisions of this Section 5.2, to any situation based on the facts known to it. In the event this Section 5.2 requires an action by the Board and this Certificate of Incorporation fails to provide specific guidance with respect to such action, the Board shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of this Section 5.2.
(vii)    Legends.     The Corporation shall, to the extent required by law, note on the certificates of the Common Stock that the shares represented by such certificates are subject to the restrictions set forth in this Section 5.2. If such shares are uncertificated, then the Corporation shall provide any notice required by the General Corporation Law or any other Legal Requirement.
Annex B-6

6.    Class B Common Stock and LP Units.
6.1    Automatic Transfer of Shares of Class B Common Stock.     No holder of Class B Common Stock may transfer shares of Class B Common Stock to any person unless such holder transfers a corresponding number of LP Units to the same person in accordance with the provisions of the GDH LPA, as such agreement may be amended from time to time in accordance with the terms thereof. In the event that any outstanding share of Class B Common Stock ceases to be held directly or indirectly by a holder of an LP Unit as set forth in the books and records of GDH LP, such share of Class B Common Stock, if not transferred to another holder of LP Units in a manner that would result in such other holder holding an equal or greater number of LP Units than the number of shares of Class B Common Stock held by such other holder, shall automatically and without further action on the part of the Corporation or such holder be transferred to the Corporation for no consideration and thereupon shall be retired.
6.2    To the extent that any holder of shares of Class B Common Stock exercises its right pursuant to Article 10 of the GDH LPA to have its LP Units redeemed by GDH LP in accordance with the GDH LPA, then simultaneous with the payment of cash or Class A Common Stock consideration to such holder by GDH LP (in the case of a redemption) or the Corporation (in the case of an election by the Corporation pursuant to the GDH LPA to effect a direct exchange with such holder) in accordance with the GDH LPA, the Corporation shall cancel for no consideration a number of shares of Class B Common Stock registered in the name of the redeeming or exchanging holder equal to the number of LP Units held by such holder that are redeemed or exchanged in such redemption or exchange transaction.
6.3    Reservation of Shares of Class A Common Stock.     The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance the redemption or exchange of LP Units, the number of shares of Class A Common Stock that are issuable upon redemption or exchange of LP Units, pursuant to Article 10 of the GDH LPA (assuming for this purpose that such redemption or exchange is settled in shares of Class A Common Stock). The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange or redemption of such LP Units will, upon issuance, be validly issued, fully paid and non-assessable.
6.4    Taxes.     The issuance of shares of Class A Common Stock upon the exercise by holders of LP Units of their right under Section 10.01 of the GDH LPA to exchange or redeem LP Units will be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of such LP Units being exchanged or redeemed (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.
6.5    Preemptive Rights.     To the extent LP Units are issued pursuant to the GDH LPA to anyone other than the Corporation or a wholly owned subsidiary of the Corporation (including pursuant to Section 9.02 (or any equivalent successor provision) of the GDH LPA), an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued at par to the same Person to which such LP Units are issued, subject to receipt by the Corporation of a certificate or other agreement of such Person including certain representations as the Corporation may reasonably request.
Annex B-7

7.    Board of Directors.
7.1    Number of Directors.     The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. Subject to the terms of the Director Nomination Agreement (as long as such agreement is in effect), the total number of Directors which shall constitute the whole Board shall be fixed exclusively by resolutions adopted by the Board.
7.2    Election of Directors.     The Directors shall be elected at the Corporation’s annual meeting of stockholders, except as provided in Section 7.3 herein. Subject to the terms of the Director Nomination Agreement (including, without limitation, provisions thereof relating to the rights of the parties thereto to nominate individuals for election to the Board), any Director so elected shall hold office for a term expiring at the next annual general meeting or until his or her successor shall be duly elected and qualified, or until such Director’s earlier death, disqualification, resignation or removal. Directors need not be stockholders of the Corporation. Unless and except to the extent that the Amended and Restated By-laws of the Corporation (as such By-laws may be amended from time to time, the “By-laws”) shall so require, the election of the directors of the Corporation (the “Directors”) need not be by written ballot.
7.3    Vacancies and Newly Created Directorships.     Subject to the terms of the Director Nomination Agreement (as long as such agreement is in effect), and unless otherwise provided by law, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board. Any Director so elected shall hold office for a term expiring at the next annual general meeting or until his or her successor shall be duly elected and qualified, or until such Director’s earlier death, disqualification, resignation or removal.
7.4    Removal of Directors.     Any Director may be removed, with or without cause, by the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of Directors, voting together as a single class.
8.    Stockholder Actions.
8.1    Action by Consent.     Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be effected without a meeting, without prior notice and without a vote by the consent in writing of the holders of a majority of the total voting power of the outstanding stock of Corporation entitled to vote thereon.
8.2    Meetings of Stockholders.     (i) An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, if any, either within or without the State of Delaware, on such date, and at such time as the Board shall determine.
(ii)    Special meetings of stockholders of the Corporation for any purpose or purposes may be called only (1) by or at the direction of the Board, (2) by or at the direction of the Chairperson, the Chief Executive Officer or the President, or (3) by the Secretary of the Corporation at the request of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
8.3    No Cumulative Voting.     There shall be no cumulative voting in the election of directors.
Annex B-8

9.    Business Combinations.
9.1    The Corporation hereby expressly elects not to be governed by Section 203 of the General Corporation Law.
9.2    Notwithstanding the foregoing, the Corporation shall not engage in any Business Combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act, with any Interested Stockholder (as defined below) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:
(i)    prior to such time, the Board approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, or
(ii)    upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder Owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock Owned by the Interested Stockholder) those shares Owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
(iii)    at or subsequent to such time, the Business Combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock of the Corporation which is not Owned by the Interested Stockholder.
9.3    Solely for purposes of this Article 9, references to:
(i)    “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.
(ii)    “Associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.
(iii)    “Business Combination,” when used in reference to the Corporation and any Interested Stockholder of the Corporation, means:
(1)    any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the Interested Stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 9.2 of this Article 9 is not applicable to the surviving entity;
(2)    any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a
Annex B-9

consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;
(3)    any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (b) pursuant to a merger under Section 251(g) of the General Corporation Law; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the Interested Stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c) through (e) of this subsection (3) shall there be an increase in the Interested Stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);
(4)    any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is Owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder; or
(5)    any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.
(iv)    “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; provided that, notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article 9, as an agent, bank, broker, nominee, custodian or trustee for 1 or more owners who do not individually or as a group have control of such entity.
(v)    “Interested Stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Stockholder; and the Affiliates and Associates of such person; but “Interested Stockholder” shall not include the Continuing Founder LP, any of its Permitted Transferees or any of their respective Affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange
Annex B-10

Act or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an Interested Stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be Owned by the person but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.
(vi)    “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its Affiliates or associates:
(1)    beneficially owns such stock, directly or indirectly; or
(2)    has (A) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s Affiliates or associates until such tendered stock is accepted for purchase or exchange; or (B) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or
(3)    has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose Affiliates or associates beneficially own, directly or indirectly, such stock.
(vii)    “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.
(viii)    “voting stock” means, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.
10.    Limitation of Liability.
10.1    To the fullest extent permitted under the General Corporation Law or any other law of the State of Delaware, as amended from time to time, no Director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director.
10.2    Neither the amendment or repeal of Section 10.1, nor the adoption of any provision of this Certificate of Incorporation, nor, to the fullest extent permitted by the General Corporation Law, any modification of law shall adversely affect any right or protection of a Director hereunder in respect of any act or omission occurring prior to the time of such amendment, repeal, adoption or modification. If the General Corporation Law is amended after the date of filing this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.
Annex B-11

11.    Adoption, Amendment or Repeal of By-Laws.     In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to adopt, alter, amend or repeal the By-laws. The stockholders of the Corporation shall also have the power to adopt, alter, amend or repeal the By-laws; provided, however, that in addition to any greater or additional vote required by law or this Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class, shall be required to adopt, alter, amend or repeal the By-laws.
12.    Adoption, Amendment and Repeal of Certificate.     The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the General Corporation Law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended, are granted and held subject to this reservation. Notwithstanding anything to the contrary contained in this Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Section 5.2 of Article 5, Sections 7.2, 7.3 and 7.4 of Article 7, Sections 8.1 and 8.2 of Article 8 or Article 9, 11 or 12 may be altered, amended or repealed in any respect, nor may any provision inconsistent therewith be adopted, unless in addition to any greater or additional vote required by this Certificate of Incorporation or by law, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of 66 2/3% of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of Directors, voting together as a single class.
13.    Severability.     If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.
14.    Corporate Opportunity.
14.1    Certain Acknowledgement.     In recognition and anticipation that members of the Board from time to time who are not employees of the Corporation, GDH LP or any of their respective subsidiaries (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article 14 are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its Directors, officers and stockholders in connection therewith.
14.2    Competition and Corporate Opportunities; Renouncement.     No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation, in both his or her Director and officer capacities) or his or her Affiliates (the Persons identified above being referred to, collectively, as “Identified Persons” and, each individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (ii) otherwise competing with the Corporation or any of its
Annex B-12

Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 14.3 hereof. Subject to Section 14.3, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, Director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person or does not communicate information regarding such corporate opportunity to the Corporation.
14.3    Allocation of Corporate Opportunities.     Notwithstanding the foregoing provision of this Article 14, the Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation) if such opportunity is expressly offered to such person expressly and solely in his or her capacity as a Director or officer of the Corporation, and the provisions of Section 14.2 hereof shall not apply to any such corporate opportunity. In addition, notwithstanding anything to the contrary set forth herein, the provisions of this Section 14.3 shall not release any Person who is or was an employee of the Corporation, GDH LP or any of their respective subsidiaries from any obligations or duties that such Person may have pursuant to any other agreement that such Person may have with the Corporation, GDH LP or any such subsidiary.
14.4    Certain Matters Deemed Not Corporate Opportunities.     In addition to and notwithstanding the foregoing provisions of this Article 14, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.
14.5    Notice.     To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 14.
15.    Forum.
15.1    Unless the Corporation (through approval of the Board) consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, creditors or other constituents; (iii) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the DGCL or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time); (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws (as either may be amended from time to time); (v) any action or proceeding asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine; or (vi) any action or proceeding as to which the DGCL (as it may be amended from time to time) confers jurisdiction on the Court of Chancery of the
Annex B-13

State of Delaware; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).
15.2    Unless the Corporation (through approval of the Board) consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction.
15.3    Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article 15.
15.4    If any provision or provisions of this Article 15 shall be held to be invalid, illegal or unenforceable for any reason whatsoever, the validity, legality and enforceability of the remaining provisions of this Article 15 shall not in any way be affected or impaired thereby.
16.    Definitions.     As used in this Certificate of Incorporation, unless the context otherwise requires or as set forth in another Article or Section of this Certificate of Incorporation, the term:
(i)    “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person; provided, that (1) neither the Corporation nor any of its subsidiaries will be deemed an Affiliate of any stockholder of the Corporation or any of such stockholders’ Affiliates and (2) no stockholder of the Corporation will be deemed an Affiliate of any other stockholder of the Corporation, in each case, solely by reason of any investment in the Corporation or any rights conferred on such stockholder pursuant to the Stockholder Agreement (including any representatives of such stockholder serving on the Board).
(ii)    “Beneficial Ownership” (including the terms Beneficial Owner and “Beneficially Owning”) has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act.
(iii)    “Board” is defined in Section 5.1(ii)(1).
(iv)    “By-laws” is defined in Section 7.1.
(v)    “Certificate of Incorporation” is defined in the recitals.
(vi)    “Chairperson” means the Chairperson of the Board.
(vii)    “Chief Executive Officer” means the Chief Executive Officer of the Corporation.
(viii)    “Class A Common Stock” is defined in Section 4.1.
(ix)    “Class B Common Stock” is defined in Section 4.1.
(x)    “Common Stock” is defined in Section 4.1.
(xi)    “Continuing Founder LP” means Galaxy Group Investments LLC, a Delaware limited liability company.
(xii)    “Continuing LPs” means the Continuing Founder LP and the other existing limited partners of GDH LP immediately prior to the effectiveness of this Certificate of Incorporation (other than the Corporation).
Annex B-14

(xiii)    “control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject Person, whether through the Ownership of voting securities, as trustee or executor, by contract or otherwise.
(xiv)    “Corporation” has the meaning set forth in the preamble.
(xv)    “Director” is defined in Section 7.1.
(xvi)    “Director Nomination Agreement” means the Director Nomination Agreement, dated as of [●], 2023, by and among Galaxy Digital Inc., the Continuing Founder LP and the other Persons who may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.
(xvii)    “Disposition Event” means any merger, consolidation or other Business Combination of the Corporation, whether effectuated through one transaction or series of related transactions (including a tender offer followed by a merger in which holders of Class A Common Stock receive the same consideration per share paid in the tender offer), unless, following such transaction, all or substantially all of the holders of the voting power of all outstanding classes of Common Stock that are generally entitled to vote in the election of Directors prior to such transaction or series of transactions, continue to hold a majority of the voting power of the surviving entity (or its parent) resulting from such transaction or series of transactions in substantially the same proportions as immediately prior to such transaction or series of transactions.
(xviii)    “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated pursuant thereto.
(xix)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, together with the rules and regulations promulgated thereunder.
(xx)    “Galaxy Digital Inc.” means Galaxy Digital Inc., a Delaware corporation (formerly known as “Galaxy Digital Pubco Inc.”) or any successor thereto.
(xxi)    “GDH LP” means Galaxy Digital Holdings LP, a Delaware limited liability company, or any successor thereto.
(xxii)    “GDH LPA” means the [●] Amended and Restated Limited Partnership Agreement, dated as of [●], 2023, by and among the Continuing LPs, the Corporation, as general partner, and the other Persons that may become parties thereto from time to time, as the same may be amended, restated, supplemented and/or otherwise modified, from time to time.
(xxiii)    “General Corporation Law” is defined in the recitals.
(xxiv)    “Identified Person” is defined in Section 14.2.
(xxv)    “LP Unit” means a nonvoting limited partnership interest unit of GDH LP.
(xxvi)    “Non-Employee Directors” is defined in Section 14.1.
(xxvii)    “Ownership” shall mean, with respect to any shares of Common Stock, direct or indirect record ownership or Beneficial Ownership. The term “Owner” shall mean any Person that has or exercises Ownership with respect to any shares of Common Stock.
(xxviii)    “Permitted Transferee” means (1) any Person that is an Affiliate of such transferor, (2) in the case of any transferor that is a natural person (a) any Person to whom Common Stock is transferred from such transferor (x) by will or the laws of descent and distribution or (y) who is the child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law,
Annex B-15

son-in-law, daughter-in-law, brother-in-law, sister-in-law, descendant (including adoptive relationships with regards to the foregoing), heir, executor, administrator, testamentary trustee, legatee or beneficiary of such transferor, or (b) a trust, partnership, limited liability company or similar vehicle established and maintained solely for the benefit of (or the sole members or partners of which are) such transferor and/or its Permitted Transferees under (a) above; provided that no “benefit plan investor” within the meaning of Section 3(42) of ERISA may be a Permitted Transferee, (3) any institution qualified as tax-exempt under Section 501(c)(3) of the Code or (4) a donor-advised fund or account that is maintained and operated by a sponsoring organization that is an institution qualified as tax-exempt under Section 501(c)(3) of the Code, where the transferring Partner retains advisory privileges with respect to the distribution of funds and the investment of assets in the fund or account.
(xxix)    “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
(xxx)    “President” means the President of the Corporation.
(xxxi)    “Stock Adjustment” is defined in Section 5.1(ii)(3).
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Annex B-16

IN WITNESS WHEREOF, this Certificate of Incorporation of Galaxy Digital Holdings Inc. has been duly executed by the officer below this [●]th day of [●], 2023.

By:
	Name:	Michael Novogratz
	Title:	Chief Executive Officer

[Signature Page to Galaxy Digital Holdings Inc. Certificate of Incorporation]
Annex B-17

Annex C
BY-LAWS
of
GALAXY DIGITAL HOLDINGS INC.
(A Delaware Corporation)

Annex C-i

Annex C-ii

ARTICLE 1
DEFINITIONS
As used in these By-laws, unless the context otherwise requires, the term:
“Assistant Secretary” means an Assistant Secretary of the Corporation.
“Assistant Treasurer” means an Assistant Treasurer of the Corporation.
“Board” means the Board of Directors of the Corporation.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“By-laws” means the By-laws of the Corporation, as amended and restated.
“Certificate of Incorporation” means the Certificate of Incorporation of the Corporation, as amended and restated from time to time.
“Chairperson” means the Chairperson of the Board and includes any Executive Chairperson.
“Chief Executive Officer” means the Chief Executive Officer of the Corporation.
“control” (including the terms “controlling” and “controlled”), with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of such subject person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“Corporation” means Galaxy Digital Holdings Inc., a Delaware corporation.
“Covered Person” is defined in Section 6.01.
“Derivative” is defined in Section 2.03(c)(iii).
“Directors” means the directors of the Corporation.
“Director Nomination Agreement” means the Director Nomination Agreement, dated as of [●], 2023, by and among Galaxy Digital Inc., Galaxy Group Investments LLC and the other Persons who may become parties thereto from time to time, as it may be amended, supplemented or modified.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor law or statute, and the rules and regulations promulgated thereunder.
“Executive Chairperson” means the Executive Chairperson of the Board.
“General Corporation Law” means the General Corporation Law of the State of Delaware, as amended.
“law” means any U.S. or non-U.S. federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a governmental authority (including any department, court, agency or official, or non-governmental self-regulatory organization, agency or authority and any political subdivision or instrumentality thereof).
“Nominating Stockholder” is defined in Section 3.03(b).
“Notice of Business” is defined in Section 2.03(b).
“Notice of Nomination” is defined in Section 3.03(c).
Annex C-1

“Notice Record Date” is defined in Section 2.05(a).
“Office of the Corporation” means the principal executive office of the Corporation, anything in Section 131 of the General Corporation Law to the contrary notwithstanding.
“President” means a President of the Corporation.
“Proceeding” is defined in Section 6.01.
“Proponent” is defined in Section 2.03(c)(i).
“Public Disclosure” is defined in Section 2.03(h).
“SEC” means the Securities and Exchange Commission.
“Secretary” means the Secretary of the Corporation.
“Stockholder Associated Person” is defined in Section 2.03(i).
“Stockholder Business” is defined in Section 2.03(a).
“Stockholder Information” is defined in Section 2.03(c)(iii).
“Stockholder Nominees” is defined in Section 3.03(b).
“Stockholders” means the stockholders of the Corporation.
“Treasurer” means the Treasurer of the Corporation.
“Vice President” means a Vice President of the Corporation.
“Voting Commitment” is defined in Section 3.04.
“Voting Record Date” is defined in Section 2.05(a).
ARTICLE 2
STOCKHOLDERS
Section 2.01.    Place of Meetings.     Meetings of Stockholders may be held within or without the State of Delaware, at such place or solely by means of remote communication or otherwise, as may be designated by the Board from time to time.
Section 2.02.    Annual Meetings.     If required by applicable law, an annual meeting of Stockholders for the election of Directors and other business shall be held at such date, place, if any, and time as may be designated by the Board from time to time
Section 2.03.    Notice of Stockholder Proposals.
(a)    At an annual meeting of the Stockholders, only business (other than business relating to the nomination or election of Directors, which is governed by Section 3.03) that has been properly brought before the Stockholder meeting in accordance with the procedures set forth in this Section 2.03 shall be conducted. To be properly brought before a meeting of Stockholders, such business must be brought before the meeting (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 2.03 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote at the meeting and (C) complies with the notice and other provisions of this Section 2.03. Subject to Section 2.03(j), and except with respect to nominations or elections of Directors, which are governed by Section 3.03, Section 2.03(a)(ii) is the exclusive means by which a Stockholder may bring business before a meeting of Stockholders. Any business brought before a meeting in accordance with Section 2.03(b)(ii) is referred to as “Stockholder Business.”
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(b)    Subject to Section 2.03(j), at any annual meeting of Stockholders, all proposals of Stockholder Business must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Business”) and must otherwise be a proper matter for Stockholder action. To be timely, the Notice of Business must be delivered personally or mailed to, and received at the Office of the Corporation, addressed to the Secretary, by no earlier than close of business on the 120th day and no later than close of business on the 90th day before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that (i) in the event that the date of the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (ii) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (A) no earlier than the close of business on the 120th day before such annual meeting and (B) no later than the later of the close of business on the 90th day before such annual meeting or the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 2.03(b), with respect to the annual meeting of stockholders of the Corporation for 2023, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 1, 2022. In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of a Stockholder meeting commence a new time period (or extend any time period) for the giving of the Notice of Business.
(c)    The Notice of Business must set forth:
(i)    the name and record address of each Stockholder proposing Stockholder Business (the “Proponent”), as they appear on the Corporation’s books;
(ii)    and address of any Stockholder Associated Person;
(iii)    as to each Proponent and any Stockholder Associated Person, (A) the class or series and number of shares of capital stock that are owned, directly or indirectly, held of record and beneficially by the Proponent or Stockholder Associated Person, (B) the date such shares of stock were acquired, (C) a description of any agreement, arrangement or understanding, direct or indirect, with respect to such Stockholder Business and/or the voting of shares of any class or series of stock of the Corporation between or among the Proponent, any Stockholder Associated Person or any others (including their names) acting in concert with any of the foregoing, (D) a description of any agreement, arrangement or understanding (including without limitation any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares) that has been entered into, directly or indirectly, as of the date of the Proponent’s notice by, or on behalf of, the Proponent or any Stockholder Associated Person, the effect or intent of which may be (1) to mitigate loss to, manage risk or benefit of share price changes for, (2) to increase or decrease the voting power of the Proponent or any Stockholder Associated Person with respect to shares of any class or series of stock of the Corporation and/or (3) to provide the Proponent, directly or indirectly, with the opportunity to profit or share in any profit derived in whole or in part from, or to otherwise benefit economically from, any increase or decrease in value of any class or series of stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of stock of the Corporation or otherwise (a “Derivative”), (E) a description in reasonable detail of any proxy (including revocable proxies), contract, arrangement, understanding or other relationship pursuant to which the Proponent or Stockholder Associated Person has a right to vote any shares of stock of the Corporation, (F) any rights to dividends on the stock of the Corporation owned beneficially by the Proponent or Stockholder Associated Person that are separated or separable from the underlying stock of the Corporation, (G) any proportionate interest in stock of the Corporation or Derivatives held, directly or indirectly, by a general or limited partnership in which the Proponent or Stockholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner (H) any performance-related fees (other than an asset-based fee) that the Proponent or Stockholder Associated Person is entitled to based on any increase or decrease in the value of stock of the Corporation or Derivatives thereof, if any, as of the date of such notice., and (I) a certification regarding whether such Proponent and Stockholder Associated Person, if any, have complied with all applicable federal, state and other legal requirements in connection with the Proponent’s and/or Stockholder Associated Person’s acquisition of shares of capital stock or other securities
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of the Corporation and/or the Proponent’s and/or Stockholder Associated Person’s acts or omissions as a stockholder of the Corporation The information specified in Section 2.03(c)(i) to (iii) is referred to herein as “Stockholder Information”;
(iv)    Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Proponent’s or Stockholder Associated Person’s immediate family sharing the same household;
(v)    a representation to the Corporation that each Proponent is a holder of record of stock of the Corporation at the time of giving the notice, will be entitled to vote at the meeting and will appear in person or by proxy at the meeting to propose such Stockholder Business;
(vi)    a brief description of the Stockholder Business desired to be brought before the annual meeting, the text of the proposal (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the By-laws, the language of the proposed amendment) and the reasons for conducting such Stockholder Business at the meeting, any material interest of each Proponent and any Stockholder Associated Person in such Stockholder Business;
(vii)    a representation to the Corporation as to whether the Proponent intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt such Stockholder Business or (B) otherwise to solicit proxies from the Stockholders in support of such Stockholder Business;
(viii)    all other information Stockholder that would be required to be filed with the SEC if the Proponents or Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and
(ix)    a representation and covenant for the benefit of the Corporation that the Proponents shall provide any other information reasonably requested by the Corporation.
(d)    The Proponents shall also provide any other information reasonably requested by the Corporation within 10 Business Days after such request.
(e)    In addition, the Proponent shall further update and supplement the information provided to the Corporation in the Notice of Business or upon the Corporation’s request pursuant to Section 2.03(d) from time to time as needed, so that such information shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting and as of the date that is 10 Business Days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five Business Days after the record date for determining the stockholders entitled to notice of the meeting (in the case of the update and supplement required to be made as of the record date for determining the stockholders entitled to notice of the meeting), and not later than seven Business Days before the date for the meeting (in the case of the update and supplement required to be made as of 10 Business Days before the meeting or any adjournment or postponement thereof).
(f)    The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the procedures set forth in this Section 2.03, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.
(g)    If the Proponent (or a qualified representative of the Proponent) does not appear at the meeting of Stockholders to present the Stockholder Business, such business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the Stockholder, a person must be a duly authorized officer, manager or partner of such Stockholder or must be authorized by a writing executed by such Stockholder or an electronic transmission delivered by such Stockholder to act for such Stockholder as proxy at the meeting of Stockholders and
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such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Stockholders.
(h)    “Public Disclosure” of any date or other information means disclosure thereof by a press release reported by the Dow Jones News Services, Associated Press, Business Wire, PR Newswire or comparable U.S. national news service or in a document publicly filed by the Corporation with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act.
(i)    “Stockholder Associated Person” means, with respect to any Stockholder, (i) any other beneficial owner of stock of the Corporation that is owned by such Stockholder and (ii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Stockholder or such beneficial owner.
(j)    The notice requirements of this Section 2.03 shall be deemed satisfied with respect to Stockholder proposals that have been properly brought under Rule 14a-8 of the Exchange Act and that are included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. Further, nothing in this Section 2.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.
Section 2.04.    Special Meetings.    Special meetings of the Stockholders may be called only in the manner set forth in the Certificate of Incorporation, as in effect at such time. Notice of every special meeting of the Stockholders shall state the purpose or purposes of such meeting. Except as otherwise required by law, the business conducted at a special meeting of Stockholders shall be limited exclusively to the business set forth in the Corporation’s notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice.
Section 2.05.    Record Date.
(a)    For the purpose of determining the Stockholders entitled to notice of any meeting of Stockholders or any adjournment thereof, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date (the “Notice Record Date”), which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 or less than 10 days before the date of such meeting. The Notice Record Date shall also be the record date for determining the Stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Notice Record Date, that a later date on or before the date of the meeting shall be the date for making such determination (the “Voting Record Date”). For the purposes of determining the Stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 10 days after the date on which the record date was fixed by the Board. For the purposes of determining the Stockholders entitled to (i) receive payment of any dividend or other distribution or allotment of any rights, (ii) exercise any rights in respect of any change, conversion or exchange of stock or (iii) take any other lawful action, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than 60 days prior to such action.
(b)    If no such record date is fixed:
(i)    the record date for determining Stockholders entitled to notice of, and to vote at, a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;
(ii)    the record date for determining Stockholders entitled to express consent to corporate action without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining Stockholders entitled to
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express consent to corporate action without a meeting shall be at the close of business on the date on which the Board takes such prior action; and
(iii)    when a determination of Stockholders of record entitled to notice of, or to vote at, any meeting of Stockholders has been made as provided in this Section 2.05, such determination shall apply to any adjournment thereof, unless the Board fixes a new Voting Record Date for the adjourned meeting, in which case the Board shall also fix such Voting Record Date or a date earlier than such date as the new Notice Record Date for the adjourned meeting.
Section 2.06.    Notice of Meetings of Stockholders.     Whenever, under the provisions of applicable law, the Certificate of Incorporation or these By-laws, Stockholders are required or permitted to take any action at a meeting, notice shall be given stating the place, if any, date and hour of the meeting; the means of remote communication, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; the Voting Record Date, if such date is different from the Notice Record Date; and, in the case of a special meeting, the purposes for which the meeting is called. Unless otherwise provided by the Certificate of Incorporation, these By-laws or applicable law, notice of any meeting shall be given, not less than 10 nor more than 60 days before the date of the meeting, to each Stockholder entitled to vote at such meeting as of the Notice Record Date. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, with postage prepaid, and directed to the Stockholder at his or her address as it appears on the records of the Corporation. An affidavit of the Secretary, an Assistant Secretary or the transfer agent of the Corporation that the notice required by this Section 2.06 has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. Any business that might have been transacted at the meeting as originally called may be transacted at the adjourned meeting. If, however, the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting. If, after the adjournment, a new Voting Record Date is fixed for the adjourned meeting, the Board shall fix a new Notice Record Date in accordance with Section 2.05(b)(iii) hereof and shall give notice of such adjourned meeting to each Stockholder entitled to vote at such meeting as of the Notice Record Date.
Section 2.07.    Waivers of Notice.     Whenever the giving of any notice to Stockholders is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the person entitled to said notice, whether before or after the event as to which such notice is required, shall be deemed equivalent to notice. Attendance by a Stockholder at a meeting shall constitute a waiver of notice of such meeting except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Neither the business to be transacted at, nor the purposes of, any regular or special meeting of the Stockholders need be specified in any waiver of notice.
Section 2.08.    List of Stockholders.     The Corporation shall prepare and make available, at least 10 days before every meeting of Stockholders, a complete, alphabetical list of the Stockholders entitled to vote at the meeting, and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list may be examined by any Stockholder, the Stockholder’s agent or attorney, at the Stockholder’s expense, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting, during ordinary business hours at the principal place of business of the Corporation or on a reasonably accessible electronic network as provided by applicable law. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any Stockholder who is present. If the meeting is held solely by means of remote communication, the list shall also be open for inspection during the whole time of the meeting on a reasonably accessible electronic network as provided by applicable law. Except as provided by applicable law, the stock ledger shall be the only evidence as to who are the Stockholders entitled to examine the list of Stockholders or to vote in person or by proxy at any meeting of Stockholders.
Section 2.09.    Quorum of Stockholders.     Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, at each meeting of Stockholders, the presence in person or by proxy of the holders of a majority of the voting power of all outstanding shares of stock entitled to vote at the meeting of Stockholders
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shall constitute a quorum for the transaction of any business at such meeting, except that, where a separate vote by a class or series of classes of shares is required, a quorum shall consist of the presence in person or by proxy of no less than a majority of the voting power of all outstanding shares of stock of such class or series of classes, as applicable. In the absence of a quorum, the holders of a majority in voting power of the shares of stock present in person or represented by proxy at any meeting of Stockholders, including an adjourned meeting, may adjourn such meeting to another time and place. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of Directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.
Section 2.10.    Voting; Proxies.     Unless otherwise provided by the General Corporation Law or in the Certificate of Incorporation, every Stockholder entitled to vote at any meeting of Stockholders shall be entitled to one vote for each share of stock held by such Stockholder which has voting power upon the matter in question. At any meeting of Stockholders, except as otherwise provided by the Certificate of Incorporation, these By-laws or any applicable law, all matters shall be decided by the affirmative vote of a majority in voting power of shares of stock present in person or represented by proxy and entitled to vote thereon. Each Stockholder entitled to vote at a meeting of Stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such Stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or by delivering a new proxy bearing a later date.
Section 2.11.    Voting Procedures and Inspectors at Meetings of Stockholders.     The Board, in advance of any meeting of Stockholders, shall appoint one or more inspectors, who may be employees of the Corporation, to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of their duties. Unless otherwise provided by the Board, the date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting shall be determined by the person presiding at the meeting and shall be announced at the meeting. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a Stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.
Section 2.12.    Conduct of Meetings; Adjournment.     The Board may adopt such rules and procedures for the conduct of Stockholder meetings as it deems appropriate. At each meeting of Stockholders, the Chairperson or, in the absence of the Chairperson, the Chief Executive Officer or, in the absence of the Chairperson and the Chief Executive Officer, a President or, if there is no Chairperson, Chief Executive Officer or President, or if they are absent, a Vice President and, in the case that more than one Vice President shall be present, that Vice President designated by the Board (or in the absence of any such designation, the most senior Vice President present), shall preside over the meeting. Except to the extent inconsistent with the rules and procedures as adopted by the Board, the person presiding over the meeting of Stockholders shall have the right and authority to convene, adjourn and reconvene the meeting from time to time, to prescribe such additional rules and procedures and to do all such acts as, in the judgment of such person, are appropriate for the proper conduct of the meeting. Such rules and procedures,
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whether adopted by the Board or prescribed by the person presiding over the meeting, may include (a) the establishment of an agenda or order of business for the meeting, (b) rules and procedures for maintaining order at the meeting and the safety of those present, (c) limitations on attendance at or participation in the meeting to Stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine, (d) restrictions on entry to the meeting after the time fixed for the commencement thereof and (e) limitations on the time allotted to questions or comments by participants. The person presiding over any meeting of Stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, may determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, he or she shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The Secretary or, in his or her absence, one of the Assistant Secretaries, shall act as secretary of the meeting. If none of the officers above designated to act as the person presiding over the meeting or as secretary of the meeting shall be present, a person presiding over the meeting or a secretary of the meeting, as the case may be, shall be designated by the Board and, if the Board has not so acted, in the case of the designation of a person to act as secretary of the meeting, designated by the person presiding over the meeting. To the extent permitted by applicable law, meetings of stockholders may be conducted by remote communications, including by webcast.
Section 2.13.    Order of Business.     The order of business at all meetings of Stockholders shall be as determined by the person presiding over the meeting.
Section 2.14.    Consent of Stockholders Without a Meeting.     If, and only if, the Certificate of Incorporation as in effect at such time permits action that could be taken at any annual or special meeting of Stockholders to be taken without a meeting, without prior notice and without a vote, a consent or consents in writing, setting forth the action to be so taken, may be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, the Office of the Corporation or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the first date upon which a consent is delivered to the Corporation in the manner required by this Section 2.14 and the General Corporation Law, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those Stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.
ARTICLE 3
DIRECTORS
Section 3.01.    General Powers.     The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. The Board may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these By-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.
Section 3.02.    Term of Office.     The Board shall consist of members as determined in accordance with the Certificate of Incorporation. Subject to the Certificate of Incorporation and Director Nomination Agreement (as long as such agreement is in effect), each Director shall hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until the Director’s earlier death, resignation, disqualification or removal.
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Section 3.03.    Nominations of Directors.
(a)    Subject to Section 3.03(j) and except as otherwise provided by the Director Nomination Agreement (as long as such agreement is in effect), only persons who are nominated in accordance with the procedures set forth in this Section 3.03 are eligible for election as Directors. At its sole discretion, the Board may waive the Notice of Nomination requirement as set forth in subsection (c) of this Section 3.03.
(b)    Nominations of persons for election to the Board may only be made at a meeting properly called for the election of Directors and only (i) by or at the direction of the Board or any committee thereof or (ii) by a Stockholder who (A) was a Stockholder of record of the Corporation when the notice required by this Section 3.03 is delivered to the Secretary and at the time of the meeting, (B) is entitled to vote for the election of Directors at the meeting and (C) complies with the notice and other provisions of this Section 3.03. Subject to Section 3.03(j) and the Director Nomination Agreement (as long as such agreement is in effect), Section 3.03(b)(ii) is the exclusive means by which a Stockholder may nominate a person for election to the Board. Persons nominated in accordance with Section 3.03(b)(ii) are referred to as “Stockholder Nominees.” A Stockholder nominating persons for election to the Board is referred to as the “Nominating Stockholder.”
(c)    Subject to Section 3.03(j) and except as otherwise provided by the Director Nomination Agreement (as long as such agreement is in effect), all nominations of Stockholder Nominees must be made by timely written notice given by or on behalf of a Stockholder of record of the Corporation (the “Notice of Nomination”). To be timely, the Notice of Nomination must be delivered personally or mailed to and received at the Office of the Corporation, addressed to the attention of the Secretary, by the following dates:
(i)    in the case of the nomination of a Stockholder Nominee for election to the Board at an annual meeting of Stockholders, no earlier than 120 days and no later than 90 days before the first anniversary of the date of the prior year’s annual meeting of Stockholders; provided, however, that if (A) the annual meeting of Stockholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s annual meeting of Stockholders or (B) no annual meeting was held during the prior year, the notice by the Stockholder to be timely must be received (1) no earlier than 120 days before such annual meeting and (2) no later than the later of 90 days before such annual meeting and the tenth day after the day on which the notice of such annual meeting was made by mail or Public Disclosure; provided, further, that, solely for the purposes of the notice requirements under this Section 3.03(c), with respect to the annual meeting of stockholders of the Corporation for 2023, the date of the preceding year’s annual meeting of stockholders shall be deemed to be May 1, 2022; and
(ii)    in the case of the nomination of a Stockholder Nominee for election to the Board at a special meeting of Stockholders, no earlier than 120 days before and no later than the later of 90 days before such special meeting and the tenth day after the day on which the notice of such special meeting was made by mail or Public Disclosure.
(d)    Notwithstanding anything to the contrary, if the number of Directors to be elected to the Board at a meeting of Stockholders is increased and there is no Public Disclosure by the Corporation naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a Notice of Nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered personally and received at the Office of the Corporation, addressed to the attention of the Secretary, no later than the close of business on the tenth day following the day on which such Public Disclosure is first made by the Corporation.
(e)    In no event shall an adjournment, postponement or deferral, or Public Disclosure of an adjournment, postponement or deferral, of an annual or special meeting commence a new time period (or extend any time period) for the giving of the Notice of Nomination.
(f)    The Notice of Nomination shall set forth:
(i)    the Stockholder Information with respect to each Nominating Stockholder and Stockholder Associated Person;
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(ii)    a representation to the Corporation that each Nominating Stockholder is a holder of record of stock of the Corporation entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose such nomination;
(iii)    all information regarding each Stockholder Nominee and Stockholder Associated Person that would be required to be disclosed in a solicitation of proxies subject to Section 14 of the Exchange Act, the written consent of each Stockholder Nominee to being named in a proxy statement as a nominee and to serve if elected and a completed signed questionnaire, representation and agreement required by Section 3.04;
(iv)    a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among a Nominating Stockholder, Stockholder Associated Person or their respective associates, or others acting in concert therewith, including all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the Nominating Stockholder, Stockholder Associated Person or any person acting in concert therewith were the “registrant” for purposes of such rule and the Stockholder Nominee were a director or executive of such registrant;
(v)    Stockholder Information with respect to any stock or other interests of the Corporation held by members of the Nominating Stockholder’s or its Stockholder Associated Person’s immediate family sharing the same household;
(vi)    a representation to the Corporation as to whether each Nominating Stockholder intends (A) to deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the nomination or (B) otherwise to solicit proxies from Stockholders in support of such nomination;
(vii)    all other information that would be required to be filed with the SEC if the Nominating Stockholders and Stockholder Associated Persons were participants in a solicitation subject to Section 14 of the Exchange Act; and
(viii)    a representation and covenant for the benefit of the Corporation that the Nominating Stockholders shall provide any other information reasonably requested by the Corporation.
(g)    The Nominating Stockholders shall also provide any other information reasonably requested by the Corporation within 10 Business Days after such request.
(h)    In addition, the Nominating Stockholders shall further update and supplement the information provided to the Corporation in the Notice of Nomination or upon the Corporation’s request pursuant to Section 3.03(g) as needed, so that such information shall be true and correct as of the record date for the meeting and as of the date that is 10 Business Days before the meeting or any adjournment or postponement thereof. Such update and supplement must be delivered personally or mailed to, and received at, the Office of the Corporation, addressed to the Secretary, by no later than five Business Days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than seven Business Days before the date for the meeting (in the case of the update and supplement required to be made as of 10 Business Days before the meeting or any adjournment or postponement thereof).
(i)    The person presiding over the meeting shall, if the facts warrant, determine and declare to the meeting, that the nomination was not made in accordance with the procedures set forth in this Section 3.03, and, if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.
(j)    Nothing in this Section 3.03 shall be deemed to affect any rights of the holders of any series of preferred stock of the Corporation pursuant to any applicable provision of the Certificate of Incorporation.
Section 3.04.    Nominee and Director Qualifications.     Unless the Board determines otherwise or the Director Nomination Agreement provides otherwise (as long as such agreement is in effect), to be eligible to be a nominee for election or reelection as a Director, a person must deliver (in accordance with the time periods
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prescribed for delivery of notice by the Board) to the Secretary at the Office of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person will act or vote as a Director on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person’s ability to comply with such person’s fiduciary duties as a Director under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a Director that has not been disclosed therein, and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading and other policies and guidelines of the Corporation that are applicable to Directors.
Section 3.05.    Resignation.     Any Director may resign at any time by notice given in writing or by electronic transmission to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective.
Section 3.06.    Compensation.     Each Director, in consideration of his or her service as such, shall be entitled to receive from the Corporation such amount per annum or such fees (payable in cash or equity) for attendance at Directors’ meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in connection with the performance of his or her duties. Each Director who shall serve as a member of any committee of Directors in consideration of serving as such shall be entitled to such additional amount per annum or such fees for attendance at committee meetings, or both, as the Board may from time to time determine, together with reimbursement for the reasonable out-of-pocket expenses, if any, incurred by such Director in the performance of his or her duties. Nothing contained in this Section 3.06 shall preclude any Director from serving the Corporation or its subsidiaries in any other capacity and receiving proper compensation therefor.
Section 3.07.    Regular Meetings.     Regular meetings of the Board may be held without notice at such times and at such places within or without the State of Delaware as may be determined from time to time by the Board or its Chairperson.
Section 3.08.    Special Meetings.     Special meetings of the Board may be held at such times and at such places within or without the State of Delaware as may be determined by the Chairperson or the Chief Executive Officer on at least 24 hours’ notice to each Director given by one of the means specified in Section 3.11 hereof other than by mail, or on at least three days’ notice if given by mail.
Section 3.09.    Telephone Meetings.     Board or Board committee meetings may be held by means of telephone conference or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by a Director in a meeting pursuant to this Section 3.09 shall constitute presence in person at such meeting.
Section 3.10.    Adjourned Meetings.     A majority of the Directors present at any meeting of the Board, including an adjourned meeting, whether or not a quorum is present, may adjourn and reconvene such meeting to another time and place. At least 24 hours’ notice of any adjourned meeting of the Board shall be given to each Director whether or not present at the time of the adjournment, if such notice shall be given by one of the means specified in Section 3.11 hereof other than by mail, or at least three days’ notice if by mail. Any business may be transacted at an adjourned meeting that might have been transacted at the meeting as originally called.
Section 3.11.    Notice Procedure.     Subject to Section 3.08 and Section 3.12 hereof, and except as otherwise permitted by applicable law, whenever notice is required to be given to any Director by applicable law, the
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Certificate of Incorporation or these By-laws, such notice shall be deemed given effectively if given in person or by telephone, mail or electronic mail addressed to such Director at such Director’s address or email address, as applicable, as it appears on the records of the Corporation, facsimile or by other means of electronic transmission.
Section 3.12.    Waiver of Notice.     Whenever the giving of any notice to Directors is required by applicable law, the Certificate of Incorporation or these By-laws, a waiver thereof, given by the Director entitled to the notice, whether before or after such notice is required, shall be deemed equivalent to notice. Attendance by a Director at a meeting shall constitute a waiver of notice of such meeting except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special Board or committee meeting need be specified in any waiver of notice.
Section 3.13.    Organization.     At each meeting of the Board, the Chairperson or, in the absence of the Chairperson, the Chief Executive Officer shall preside, and if the Chief Executive Officer is not a Director or is not present at such meeting, a majority of Directors present at such meeting shall elect one of the Directors present at such meeting to preside. The Secretary or an Assistant Secretary shall act as secretary at each meeting of the Board. In the absence from any such meeting of the Secretary and all Assistant Secretaries, the person presiding at the meeting may appoint any person present at such meeting to act as secretary of the meeting.
Section 3.14.    Quorum of Directors.     The presence in person of a majority of the total number of members of the Board shall be necessary and sufficient to constitute a quorum for the transaction of business at any meeting of the Board.
Section 3.15.    Action by Majority Vote.     Except as otherwise expressly required by these By-laws or the Certificate of Incorporation, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board; provided that to the extent one or more Directors recuses himself or herself from an act, the act of a majority of the remaining Directors present shall be the act of the Board.
Section 3.16.    Action Without Meeting.     Unless otherwise restricted by these By-laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all Directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, After an action is taken, the writings or electronic transmissions shall be filed with the minutes of proceedings of the Board or committee in the same paper or electronic form as the minutes are maintained.
ARTICLE 4
COMMITTEES OF THE BOARD
The Board may, by resolution, designate one or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board may, by resolution, adopt charters for one or more of such committees. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. If a member of a committee shall be absent from any meeting, or disqualified from voting thereat, the remaining member or members present at the meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may, by a unanimous vote, appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by applicable law, and to the extent provided in the resolution of the Board designating such committee or the charter for such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it to the extent so authorized by the Board. The Board may remove any Director from any committee at any time, with or without cause. Unless the Board provides otherwise, at all meetings of such committee, a majority of the then authorized members of the committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members of the committee present at any meeting at which there is a quorum shall be the act of the committee. Each committee shall keep regular minutes of its meetings. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and
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procedures, each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article 3.
ARTICLE 5
OFFICERS
Section 5.01.    Officers; Election.     The Board may from time to time elect officers of the Corporation, which may include a Chairperson, Chief Executive Officer and one or more Presidents, and may include one or more Vice Presidents, Secretary, Treasurer and any other officers as it may deem proper or may delegate to any elected officer of the Corporation the power to appoint and remove any such officers and to prescribe their respective terms of office, authorities and duties. Any number of offices may be held by the same person. Should the Corporation or any of its Subsidiaries enter into any management services or similar agreement with another entity (each as may be amended, supplemented, restated or replaced from time to time), the officers of the Corporation may be the officers or employees of such entity to the extent permitted by applicable law.
Section 5.02.    Term of Office; Resignation; Removal; Vacancies.     Each officer of the Corporation shall hold office for such terms as may be determined by the Board or until such officer’s successor is elected and qualified or until such officer’s earlier death, resignation or removal. Any officer may resign at any time upon notice to the Corporation. Such resignation shall take effect at the date of receipt of such notice or at such later time as is therein specified, and, unless otherwise specified, the acceptance of such resignation shall not be necessary to make it effective. The resignation of an officer shall be without prejudice to the contract rights of the Corporation, if any. Any officer may be removed at any time with or without cause by the Board or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any vacancy occurring in any office of the Corporation may be filled for the unexpired portion of the term by the Board or, in the case of appointed officers, by any elected officer upon whom such power of appointment shall have been conferred by the Board. The election or appointment of an officer shall not of itself create contract rights.
Section 5.03.    Chief Executive Officer.     The Chief Executive Officer shall have general supervision over, and direction of, the business and affairs of the Corporation, subject, however, to the control of the Board and of any duly authorized committee of the Board. The Chief Executive Officer may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by resolution of the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed and, in general, the Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer of a corporation and such other duties as may be determined from time to time by the Board.
Section 5.04.    Presidents.     Presidents shall have the duties incident to the office of President, and any other duties as may from time to time be assigned to such President by the Chief Executive Officer (if such President and the Chief Executive Officer are not the same person) or the Board and subject to the control of the Chief Executive Officer (if such President and the Chief Executive Officer are not the same person) and the Board in each case. Any President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts and other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.
Section 5.05.    Vice Presidents.     Vice Presidents shall have the duties incident to the office of Vice President and any other duties that may from time to time be assigned to such Vice President by the Chief Executive Officer, a President or the Board. Any Vice President may sign and execute in the name of the Corporation deeds, mortgages, bonds, contracts or other instruments, except in cases in which the signing and execution thereof shall be expressly delegated by the Board or by these By-laws to some other officer or agent of the Corporation, or shall be required by applicable law otherwise to be signed or executed.
Section 5.06.    Secretary.     The Secretary shall attend all meetings of the Board and of the Stockholders, record all the proceedings of the meetings of the Board and of the Stockholders in a book to be kept for that purpose
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and perform like duties for committees of the Board, when required. The Secretary shall give, or cause to be given, notice of all special meetings of the Board and of the Stockholders and perform such other duties as may be prescribed by the Board, the Chief Executive Officer or a President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary or an Assistant Secretary shall have authority to affix the same on any instrument that may require it, and when so affixed, the seal may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the same by such officer’s signature. The Secretary or an Assistant Secretary may also attest all instruments signed by the Executive Chairperson, Chief Executive Officer, President or any Vice President. The Secretary shall have charge of all the books, records and papers of the Corporation relating to its organization and management, see that the reports, statements and other documents required by applicable law are properly kept and filed and, in general, perform all duties incident to the office of secretary of a corporation and such other duties as may from time to time be assigned to the Secretary by the Board, the Chief Executive Officer or a President.
Section 5.07.    Treasurer.     The Treasurer shall have charge and custody of, and be responsible for, all funds, securities and notes of the Corporation, receive and give receipts for moneys due and payable to the Corporation from any sources whatsoever; deposit all such moneys and valuable effects in the name and to the credit of the Corporation in such depositaries as may be designated by the Board, against proper vouchers, cause such funds to be disbursed by checks or drafts on the authorized depositaries of the Corporation signed in such manner as shall be determined by the Board and be responsible for the accuracy of the amounts of all moneys so disbursed, regularly enter or cause to be entered in books or other records maintained for the purpose full and adequate account of all moneys received or paid for the account of the Corporation, have the right to require from time to time reports or statements giving such information as the Treasurer may desire with respect to any and all financial transactions of the Corporation from the officers or agents transacting the same, render to the Chief Executive Officer, a President or the Board, whenever the Chief Executive Officer, a President or the Board shall require the Treasurer so to do, an account of the financial condition of the Corporation and of all financial transactions of the Corporation, disburse the funds of the Corporation as ordered by the Board and, in general, perform all duties incident to the office of Treasurer of a corporation and such other duties as may from time to time be assigned to the Treasurer by the Board, the Chief Executive Officer or a President.
Section 5.08.    Assistant Secretaries and Assistant Treasurers.     Assistant Secretaries and Assistant Treasurers shall perform such duties as shall be assigned to them by the Secretary or by the Treasurer, respectively, or by the Board, the Chief Executive Officer or a President.
ARTICLE 6
INDEMNIFICATION
Section 6.01.    Right to Indemnification.     The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person (a “Covered Person”) who was or is a party or is threatened to be made a party to or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a Person for whom he or she is the legal representative, is or was a Director, officer or employee of the Corporation or, while a Director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another entity or enterprise, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees and expenses, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 6.03 with respect to Proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized by the Board. Any reference to an officer of the Corporation in this Article 6 shall be deemed to refer exclusively to the Chairperson, Chief Executive Officer, Presidents, Vice Presidents, Secretary, Treasurer and any other officers of the Corporation appointed pursuant to Section 5.01, and any reference to an officer of any other
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entity or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and by-laws or equivalent organizational documents of such other entity or enterprise.
Section 6.02.    Prepayment of Expenses.     In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by applicable law, to be paid by the Corporation, in advance of final disposition, the expenses (including attorneys’ fees) incurred by a Covered Person in appearing at, participating in or defending any Proceeding in advance of its final disposition or in connection with a Proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article 6 (which shall be governed by Section 6.03); provided, however, that if and to the extent required by applicable law or in the case of advance made in a Proceeding brought to establish or enforce a right to indemnification or advancement, such payment of expenses in advance of the final disposition of the Proceeding shall be made solely upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified or entitled to advancement of expenses under this Article 6 or otherwise.
Section 6.03.    Claims.     If a claim for indemnification or advancement of expenses under this Article 6 is not paid in full within 60 days after a written claim therefor by the Covered Person has been received by the Corporation, the Covered Person may file suit to recover the unpaid amount of such claim or to obtain an advancement of expenses, as applicable. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Covered Person shall be entitled to be paid the expense of prosecuting or defending such claim. In any such action the Corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law. In (i) any suit brought by a Covered Person to enforce a right to indemnification hereunder (but not in a suit brought by a Covered Person to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, such Person has not met any applicable standard for indemnification set forth in the General Corporation Law. Neither the failure of the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Covered Person is proper in the circumstances because the Covered Person has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including by its Directors who are not parties to such action, a committee of such Directors, independent legal counsel or its stockholders) that the Covered Person has not met such applicable standard of conduct, shall create a presumption that such Person has not met the applicable standard of conduct or, in the case of such a suit brought by the Covered Person, be a defense to such suit.
Section 6.04.    Nonexclusivity of Rights.     The rights conferred on any Covered Person by this Article 6 shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of stockholders or disinterested Directors or otherwise.
Section 6.05.    Other Sources.     Subject to Section 6.06, the Corporation’s obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another entity or enterprise shall be reduced by any amount such Covered Person has actually collected as indemnification or advancement of expenses from such other entity or enterprise.
Section 6.06.    Indemnitor of First Resort.     Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of a Covered Person as a director, officer and/or employee of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the Covered Person in respect of indemnification or advancement of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of the Certificate of Incorporation or these By-laws (or any other agreement between the Corporation and such persons) in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of
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this Article 6, irrespective of any right of recovery the Covered Person may have from the indemnitee-related entities. Any obligation on the part of any indemnitee-related entities to indemnify or advance expenses to any Covered Person shall be secondary to the Corporation’s obligation and shall be reduced by any amount that the Covered Person has actually collected as indemnification or advancement from the Corporation. The Corporation irrevocably waives, relinquishes and releases the indemnitee-related entities from any and all claims it may have against the indemnitee-related entities for contribution, subrogation or any other recovery of any kind in respect thereof. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery a Covered Person may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the Covered Person or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to a Covered Person in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the Covered Person against the Corporation, and the Covered Person shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to, and be entitled to enforce, this Section 6.06. For purposes of this Section 6.06, the following terms shall have the following meanings:
(a)    The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which a Covered Person has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom a Covered Person may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.
(b)    The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which a Covered Person shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to the General Corporation Law, any agreement or certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.
Section 6.07.    Amendment or Repeal.     Neither the amendment or repeal of the foregoing provisions of this Article 6, nor the adoption of any provision of these By-laws, shall adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such amendment, repeal or adoption.
Section 6.08.    Other Indemnification and Prepayment of Expenses.     This Article 6 shall not limit the right of the Corporation, to the extent and in the manner permitted by applicable law, to indemnify and to advance expenses to Persons other than Covered Persons when and as authorized by appropriate corporate action.
Section 6.09.    Reliance.     Covered Persons who after the date of the adoption of this provision become or remain a Covered Person described in Article 6 will be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article 6 in entering into or continuing the service. The rights to indemnification and to the advance of expenses conferred in this Article 6 will apply to claims made against any Covered Person described in this Article 6 arising out of acts or omissions in respect of the Corporation or one of its subsidiaries that occurred or occur both prior and subsequent to the adoption hereof. The rights conferred upon Covered Persons in this Article 6 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a Director, officer or employee and shall inure to the benefit of the Covered Person’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article 6 that adversely affects any right of a Covered Person or its successors shall be prospective only and shall not limit, eliminate or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.
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Section 6.10.    Insurance.     The Corporation may purchase and maintain insurance, at its expense, to protect itself and any Director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law.
ARTICLE 7
GENERAL PROVISIONS
Section 7.01.    Certificates Representing Shares.     The shares of stock of the Corporation may be represented by certificates or all of such shares shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock, or a combination of both. If any shares are represented by certificates, such certificates shall be in the form approved by the Board. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairperson, the Chief Executive Officer, any President or any Vice President, and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer shall be an authorized officer for such purpose) certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all such signatures may be facsimiles. Although any officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent or registrar were still such at the date of its issue.
Section 7.02.    Transfer and Registry Agents.     The Corporation may from time to time maintain one or more transfer offices or agents and registry offices or agents at such place or places as may be determined from time to time by the Board.
Section 7.03.    Lost, Stolen or Destroyed Certificates.     The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
Section 7.04.    Transfer Of Shares.     Shares of the stock of the Corporation may be transferred on the record of stockholders of the Corporation by the holder thereof or by such holder’s duly authorized attorney upon surrender of a certificate therefor properly endorsed or upon receipt of proper transfer instructions from the registered holder of uncertificated shares or by such holder’s duly authorized attorney and upon compliance with appropriate procedures for transferring shares in uncertificated form, unless waived by the Corporation.
Section 7.05.    Authority for Additional Rules Regarding Transfer.     The Board shall have the power and authority to make all such rules and regulations as they may deem necessary or proper concerning the issue, transfer and registration of certificated or uncertificated shares of the stock of the Corporation, as well as for the issuance of new certificates in lieu of those which may be lost or destroyed, and may require of any stockholder requesting replacement of lost or destroyed certificates, bond in such amount and in such form as they may deem expedient to indemnify the Corporation, and/or the transfer agents, and/or the registrars of its stock against any claims arising in connection therewith.
Section 7.06.    Voting of Stock Owned by the Corporation.     The Board may authorize any person, on behalf of the Corporation, to attend, vote at and grant proxies to be used at any meeting of stockholders of any corporation (except this Corporation) in which the Corporation may hold stock.
Section 7.07.    Form of Records.     Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be maintained on any information storage device or method or on one or more electronic networks or databases as permitted by law; provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to applicable law.
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Section 7.08.    Seal.     The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.
Section 7.09.    Fiscal Year.     The fiscal year of the Corporation shall be determined by the Board.
Section 7.10.    Amendments.     These By-laws may be altered, amended or repealed in accordance with the Certificate of Incorporation and the General Corporation Law.
Section 7.11.    Conflict with Applicable Law or Certificate of Incorporation.     These By-laws are adopted subject to any applicable law, the Certificate of Incorporation and the rules and policies of any stock exchange on which the Corporation’s shares are then listed. Whenever these By-laws may conflict with any of the foregoing, such conflict shall be resolved in favor of such law, the Certificate of Incorporation or the rules and policies of such stock exchange on which the Corporation’s shares are then listed.
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PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS & OFFICERS OF GALAXY
Cayman Islands
The Companies Act of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.
Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.
Delaware
Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.
Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
As permitted by Section 102(b)(7) of the DGCL, Pubco’s Proposed Charter will provide that no director of Pubco shall be liable to Pubco or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in Pubco’s Proposed Charter will not eliminate the directors’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director of Pubco may be subject to personal liability for breach of the director’s duty of loyalty to Pubco, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also will not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.
Pubco’s Proposed Bylaws will also provide that Pubco is required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law.
Further, effective upon the consummation of the Reorganization and Reorganization Merger, Pubco will enter into director and officer indemnification agreements, pursuant to which Pubco will agree to additional indemnification and advancement procedures and protections for our directors and certain of our executive officers.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
3.1*	Interim Certificate of Incorporation of GDH Delaware
3.2*	Interim Bylaws of GDH Delaware
3.3*	A&R Certificate of Incorporation of Pubco
3.4*	A&R Bylaws of Pubco
4.1*	Indenture, dated as of December 9, 2021, among GDH LP, Pubco, GDHL and The Bank of New York Mellon, as Trustee
4.2*	Form of GDH LP’s 3.00% Exchangeable Senior Note due 2026 (included in Exhibit 4.2)
4.3*	Registration Rights Agreement, dated as of December 9, 2021, among Pubco, GDH LP and the investors party thereto
4.4*	Promissory Note, dated as of April 14, 2022, between GDH LP and GDHI LLC
5.1	Opinion of Davis Polk & Wardwell LLP regarding validity of Pubco Class A common stock
8.1*	Opinion of Davis Polk & Wardwell LLP regarding United States tax consequences to GDHL shareholders
8.2*	Opinion of Blake, Cassels & Graydon LLP regarding Canadian tax consequences to Canadian shareholders
8.3*	Opinion of Maples and Calder (Cayman) LLP regarding Cayman tax consequences to shareholders
10.1*	Form of A&R Limited Partnership Agreement of GDH LP
10.2*	Form of D&O Indemnification Agreement
10.3*	Form of Tax Receivables Agreement
10.4*	Form of Director Nomination Agreement
10.5*†	GDHL Long Term Incentive Plan
10.6*†	Form of GDHL Long Term Incentive Plan Share Unit Agreement
10.7*†	Form of GDHL Long Term Incentive Plan Option Agreement
10.8*†	Form of GDHL Long Term Incentive Plan DSU Award Agreement
10.9*†	GDHL A&R Stock Option Plan
10.10**†	[Employment Agreement, dated [●], by and between GDS LLC and Michael Novogratz]
10.11**†	[Employment Agreement, dated [●], by and between GDS LLC and Christopher Ferraro]
10.12**†	[Employment Agreement, dated [●], by and between GDS LLC and Alex Ioffe]
10.13**†	[Employment Agreement, dated [●], by and between GDS LLC and Erin Brown]
10.14**†	Employment Agreement, dated March 11, 2022, by and between GDS LLC and Andrew Siegel
10.15*†	Stock Option Grant Agreement, dated July 23, 2018, by and between GDHL and Christopher Ferraro
10.16*†	Agreement Regarding Repricing of Stock Option Grant, dated June 19, 2019, by and between GDHL and Christopher Ferraro
10.17*†	Class B Unit Grant Agreement, dated April 1, 2020, by and between GDH LP and Christopher Ferraro
10.18*†	Stock Option Grant Agreement, dated December 3, 2020, by and between GDHL and Damien Vanderwilt
10.19*†	Restricted Stock Grant Agreement, dated December 15, 2020, by and between GDHL and Damien Vanderwilt
10.20*†	Class B Unit Grant Agreement, dated December 15, 2020, by and between GDH LP and Damien Vanderwilt
10.21	First Amendment to the Fireblocks License Agreement, dated July 30, 2021, by and between Galaxy Digital Services LLC and Fireblocks, Inc.
16.1	Letter of Davidson & Company LLP
21.1*	Subsidiaries of Pubco following the Reorganization and Reorganization Merger

Exhibit Number	Description
23.1	Consent of Davidson & Company LLP
23.2	Consent of KPMG LLP regarding GDH LP
23.3	Consent of KPMG LLP regarding Galaxy Digital Inc.
23.4	Consent of Davis Polk & Wardwell LLP (included in Exhibits 5.1 and 8.1)
23.5*	Consent of Blake, Cassels & Graydon LLP (included in Exhibit 8.2)
23.6*	Consent of Maples and Calder (Cayman) LLP (included in Exhibit 8.3)
24.1*	Powers of Attorney (included on signature pages)
99.1*	Consent of Rhonda Adams Medina to be named as a director nominee
107	Filing Fee Table
__________________
*Previously filed.
**To be filed by amendment.
†Indicates management contract or compensatory plan.
(b)The following financial statement schedule is filed as part of this registration statement:

UNDERTAKINGS
1.Each undersigned registrant hereby undertakes:
(a)To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and
(b)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)That, for the purpose of determining liability of such registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, such undersigned registrant undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

(iii)The portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.
2.Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each registrant pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by each registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.Each undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4.Each registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
5.Each undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 11, 2023.

GALAXY DIGITAL HOLDINGS LTD.

By:	/s/ Michael Novogratz
	Name:	Michael Novogratz
	Title:	Founder, Chief Executive Officer and Director
* * *
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 11, 2023 in the capacities indicated:

Name	Title	Date

/s/ Michael Novogratz	Founder, Chief Executive Officer and Director (principal executive officer)	August 11, 2023
Michael Novogratz

/s/ Alex Ioffe	Chief Financial Officer (principal financial officer and principal accounting officer)	August 11, 2023
Alex loffe

*	Chair of Board of Directors	August 11, 2023
Michael Daffey

*	Lead Director	August 11, 2023
Bill Koutsouras

*	Director	August 11, 2023
Dominic Docherty

*	Director	August 11, 2023
Jane Dietze

*	Director	August 11, 2023
Damien Vanderwilt
*	Director	August 11, 2023
Richard Tavoso

/s/ Michael Novogratz	Authorized Representative in the United States	August 11, 2023
Michael Novogratz

* By:	/s/ Michael Novogratz
Michael Novogratz
Attorney-in-Fact

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 11, 2023.

GALAXY DIGITAL HOLDINGS LTD.

By:	/s/ Michael Novogratz
	Name:	Michael Novogratz
	Title:	President and Director
***
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 11, 2023 in the capacities indicated:

Name	Title	Date

/s/ Michael Novogratz	President and Director (principal executive officer)	August 11, 2023
Michael Novogratz

/s/ Christopher Ferraro	Vice President, Secretary, Treasurer and Director (principal financial officer and principal accounting officer)	August 11, 2023
Christopher Ferraro